HYLSAMEX

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Mail Stop 3-9
Washington, D.C. 20549
USA
Fax: (202) 942-9624

02042137

June 21, 2002

Re: Hylsamex S.A. de C.V., 12g3-2(b) Number 82-4252

Ladies and Gentlemen:

In order to reinstate the exemption of Hylsamex S.A. de C.V. from Section 12(g) under the Securities Exchange Act of 1934, pursuant to Rule 12g3-2(b)(1)(i), I am submitting herewith, on behalf of Hylsamex (82-4252) the following documents, which include all information that Hylsamex has made and is required to make public in Mexico during 2001, all information filed and required to be filed with the Bolsa Mexicana de Valores ("BMV") and the Comisión Nacional Bancaria y de Valores ("CNBV") during 2001, and all information distributed and required to be distributed to Hylsamex's security holders:

1) Press Release dated January 17, 2001
2) Press Release dated January 22, 2001
3) Press Release dated March 1, 2001
4) Two Press Releases dated March 8, 2001
5) Three Press Releases dated March 27, 2001
6) Press Release dated May 9, 2001
7) Press Release dated May 22, 2001
8) Press Release dated June 18, 2001
9) Press Release dated June 25, 2001
10) Press Release dated July 19, 2001
11) Press Release dated July 26, 2001
12) Press Release dated October 16, 2001
13) Press Release dated November 15, 2001
14) Press Release dated November 27, 2001
15) Press Release dated December 11, 2001
16) Press Release dated December 18, 2001
17) Earnings Release dated February 7, 2001 with complete filing to the BMV in English

18) Earnings Release dated March 29, 2001 with complete filing to the BMV in English
19) Earnings Release dated April 25, 2001 with complete filing to the BMV in English
20) Annual Report to the CNBV (Circular 11-33) dated June 29, 2001 in Spanish and a summary in English.
21) Code for Best Corporate Practices required by the CNBV dated July 2, 2001
22) Earnings Release dated July 25, 2001 with complete filing to the BMV in English
23) Earnings Release dated October 24, 2001 with complete filing to the BMV in English
24) Hylsamex's 2000 Annual Report
25) Hylsamex's 2001 Annual Report

All of such information for the first five months of 2002 was sent to the SEC on May 14, 2002. Hylsamex's press releases from than date on have also been filed with the SEC as they have been released.

Pursuant to Rule 12g3-2(b)(1)(ii), attached as Exhibit A is a list of all information that Hylsamex is required to make public in Mexico and file with the BMV and CNBV. Hylsamex only distributes this information directly to shareholders upon request.

Hylsamex is unable to determine the number of holders of its stock that are resident in the United States or any of the related information specified in Rule 12g3-2(b)(1)(v). Hylsamex's only public distribution of its stock was its initial public offering in October 1994.

Very truly yours

Margarita Gutiérrez
Investor Relations
Hylsamex S.A. de C.V.

EXHIBIT A

Information that should be submitted to the Mexican Authorities according to the Bolsa Mexicana de Valores and the Comisión Nacional Bancaria y de Valores, as published in the Diario Oficial de la Federación on November 23, 2000.

1. Annual Report
2. Quarterly Earnings Releases
3. Calls for Shareholders Meetings
4. Minutes and Resolutions of Shareholders Meetings
5. Attendance list, signed by shareholders participating in every Shareholders Meeting, either ordinary or extraordinary.
6. Press Releases

Código de Mejores Prácticas Corporativas para: HYLSAMEX, S.A. DE C.V.
Clave de la emisora: HYLSAMX

FUNCIONES Y ESTRUCTURA DEL CONSEJO DE ADMINISTRACIÓN

Pregunta tema sobre funciones y estructura del consejo de administración

Respuesta:
EL CONSEJO DE ADMINISTRACIóN ES EL óRGANO DE GOBIERNO Y CONTROL DE LAS OPERACIONES DE LA SOCIEDAD SIENDO ASIMISMO RESPONSABLE DE LA SUPERVISIóN DE LAS GESTIONES ADMINISTRATIVAS DE LOS DIRECTIVOS ASí COMO DE LA DETERMINACIóN DE LAS PóLITICAS Y ESTRATEGIAS A LAS QUE SE DEBERáN SUJETAR LAS OPERACIONES DE LA SOCIEDAD. LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CóDIGO DE MEJORES PRáCTICAS CORPORATIVAS A TRAVéS DE SU CONTROLADORA ALFA S.A. DE C.V. EL CONSEJO DE ADMINISTRACION DE HYLSAMEX S.A. DE C.V. ACTUALMENTE SE ENCUENTRA INTEGRADO POR TRECE CONSEJEROS PROPIETARIOS, SIN HABERSE DESIGNADO CONSEJEROS SUPLENTES. DE LOS CONSEJEROS, OCHO SON CONSEJEROS PATRIMONIALES RELACIONADO, TRES SON CONSEJEROS PATRIMONIALES INDEPENDIENTES Y DOS SON CONSEJEROS INDEPENDIENTES

Sobre la Integración del Consejo de Administración	SI	NO
1)¿El Consejo de Administración está integrado por un número no menor a cinco y no mayor a quince consejeros propietarios? (Principio 2) **Comentarios:**	X	
2) *¿Existen únicamente Consejeros Propietarios? (Principio 3) **Comentarios:**	X	
3) ¿Los consejeros suplentes únicamente pueden suplir a un consejero propietario previamente establecido? (Principio 3) **Comentarios:** NO APLICA		
4) ¿En su caso el consejero propietario sugiere al Consejo la designación de la persona que será su respectivo suplente? (Principio 3) **Comentarios:** NO APLICA		
5) ¿Los consejeros independientes y patrimoniales, en conjunto, constituyen al menos el 40% del Consejo de Administración? (Principio 7) **Comentarios:**	X	
6) ¿Los consejeros independientes representan cuando menos el 20% del total de consejeros? (Principio 7) **Comentarios:**	X	
7) ¿En el informe anual presentado por el Consejo de Administración se mencionan cuáles consejeros tienen la calidad de independientes y cuáles de patrimoniales? (Principio 8) **Comentarios:**		X
8) ¿Se indica en el informe anual la categoría a la que pertenecen los consejeros patrimoniales? (Principio 8) **Comentarios:**		X
9) ¿En el informe anual del Consejo de Administración se indican los principales cargos de cada consejero a la fecha del informe? (Principio 9) **Comentarios:**		X

Sobre la Estructura del Consejo de Administración	SI	NO
10) ¿El Consejo de Administración realiza las Funciones de Compensación y Evaluación, Auditoría y Planeación y Finanzas? (Principio 10)		

	SI	NO
Comentarios: NO APLICA		
24) * ¿Los consejeros dedican tiempo a sus funciones asistiendo cuando menos al 70% de las sesiones a las que es convocado? (Principio 24)	X	
Comentarios:		
25) * ¿Los consejeros mantienen absoluta confidencialidad acerca de los asuntos sociales de los que tienen conocimiento a través de las sesiones a las que asisten? (Principio 25)	X	
Comentarios:		
26) ¿Los consejeros propietarios y los consejeros suplentes se mantienen mutuamente informados acerca de los asuntos tratados en las sesiones del consejo? (Principio 26)		
Comentarios: NO APLICA		
27) ¿Se apoya al Consejo de Administración a través de opiniones, recomendaciones y orientaciones que se deriven del análisis del desempeño de la empresa? (Principio 27)	X	
Comentarios:		

FUNCIÓN DE COMPENSACIÓN Y EVALUACIÓN

Pregunta tema sobre compensación y evaluación

Respuesta:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CóDIGO DE MEJORES PRáCTICAS CORPORATIVAS A TRAVéS DE SU CONTROLADORA ALFA S.A. DE C.V.

Sobre la operación del órgano que cumple con la función de evaluación y compensación	SI	NO
28) ¿El órgano intermedio que realiza las funciones de Evaluación y Compensación revisa que las condiciones de contratación de ejecutivos de alto nivel y que los pagos probables por separación de la sociedad, se apeguen a lineamientos aprobados por el Consejo? (Principio 29)		
Comentarios: LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CóDIGO DE MEJORES PRáCTICAS CORPORATIVAS A TRAVéS DE SU CONTROLADORA ALFA S.A. DE C.V.		
29) ¿La estructura y las políticas utilizadas para la determinación de los paquetes de consejeros y funcionarios son reveladas? (Principio 30)		X
Comentarios:		

FUNCIÓN DE AUDITORÍA

Pregunta tema sobre función de auditoría

Respuesta:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CóDIGO DE MEJORES PRáCTICAS CORPORATIVAS A TRAVéS DE SU CONTROLADORA ALFA S.A. DE C.V.

Sobre la Selección de los Auditores	SI	NO
30) ¿Los ingresos del auditor externo así como de cualquier otra revisión externa, provenientes de llevar a cabo la auditoría de la sociedad, representan un porcentaje igual o menor al 20% de los ingresos totales de los despachos encargados? (Principio 32)	X	
Comentarios:		
31) ¿La rotación del socio que dictamina a la sociedad es de al menos cada 6 años? (Principio 33)	X	
Comentarios:		
32) ¿La persona que firma el dictamen de la auditoría a los estados financieros anuales de la sociedad es distinta de aquella que actúa como Comisario? (Principio 34)		X
Comentarios:		
33) ¿Se revela información en el Informe Anual acerca del perfil profesional del Comisario de la sociedad? (Principio 35)		X
Comentarios:		

Sobre la Información Financiera	SI	NO
34) ¿La sociedad cuenta con un área de auditoría interna? (Principio 36)		

46) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo vigilando la congruencia de las políticas de inversión y de financiamiento con la visión estratégica de la sociedad? (Principio 49)

Comentarios:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CóDIGO DE MEJORES PRáCTICAS CORPORATIVAS A TRAVéS DE SU CONTROLADORA ALFA S.A. DE C.V.

47) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo revisando las proyecciones financieras de la sociedad asegurando su congruencia con el plan estratégico de la sociedad? (Principio 50)

Comentarios:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CóDIGO DE MEJORES PRáCTICAS CORPORATIVAS A TRAVéS DE SU CONTROLADORA ALFA S.A. DE C.V.

ASAMBLEA GENERAL DE ACCIONISTAS
DERECHOS DE ACCIONISTAS

i) Sobre la Información y Orden del Día de la Asamblea de Accionistas	SI	NO
1) ¿Se omitió de la Orden del Día de las Asambleas el punto referente a 'Asuntos Varios'? (Principio 51) **Comentarios:**	X	
2) ¿Se evitó la agrupación de asuntos relacionados con diferentes temas en un solo punto del Orden del Día? (Principio 51) **Comentarios:**	X	
3) ¿Toda la información sobre cada punto del orden del día de la Asamblea de Accionistas está disponible con 15 días de anticipación? (Principio 52) **Comentarios:**	X	
4) ¿Se facilita a los accionistas con algún formulario que contenga en detalle la información y posibles alternativas de voto sobre los asuntos del orden del día, para que puedan girar instrucciones a sus mandatarios? (Principio 53) **Comentarios:**		X
5) ¿Dentro de la información que se entrega a los accionistas, se incluye la propuesta de integración del Consejo de Administración, acompañado de información referida al perfil profesional de los candidatos? (Principio 54) **Comentarios:**		X

ii) Sobre la Información y Comunicación entre el Consejo de Administración y los Accionistas	SI	NO
6) ¿El Consejo de Administración incluye en su informe anual a la Asamblea aspectos relevantes de los trabajos de cada órgano intermedio y los nombres de sus integrantes? (Principio 55) **Comentarios:**		X
7) ¿Los informes de cada órgano intermedio presentados al Consejo están a disposición de los accionistas junto con el material para la Asamblea? (Principio 55) **Comentarios:**		X
8) ¿La sociedad cuenta con políticas, mecanismos y personas responsables para informar a los inversionistas y mantener cauces de comunicación con los accionistas e inversionistas potenciales? (Principio 56) **Comentarios:**	X	

PREGUNTA OPCIONAL

Prácticas de Gobierno Corporativo Adicionales

Respuesta:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CóDIGO DE MEJORES PRáCTICAS CORPORATIVAS A TRAVéS DE SU CONTROLADORA ALFA S.A. DE C.V.

HYLSAMEX

Hylsamex to partially reopen operations of direct reduction process. The US$4/MMBTu natural gas price is a step towards a solution.

Monterrey N.L., Mexico, January 17, 2001 — Management believes that the Mexican Government's initiative to fix natural gas prices at US$4/MMBtu for the next three years is a solution that will allow the Company to partially reactivate production facilities that were shut down due to the high natural gas prices experienced since mid-2000.

With the new natural gas price levels, Hylsamex could reopen one of its direct reduced iron ("DRI") facilities located in Monterrey, particularly the 4M plant, which suspended production in early January. The 4M DRI plant has an installed capacity of approximately 700,000 tons per year —35% of Hylsamex's total DRI capacity— representing an estimated value of US$100 million. Nevertheless, is unlikely that the other two DRI facilities in Monterrey, as well as the one in Puebla, that have been shut down since September 2000 will be restarted, and the decision will be made depending on further improvements in the market.

With respect to the mining operations that were also shut down, management is analyzing the possibility of selling iron ore in the international markets, as has been the case over the last months. This was announced today in a press conference by Alejandro Elizondo, President and CEO of Hylsamex, Alfa's steel group. He stated that with the restart of the 4M facility, the Company will use its own personnel —approximately 150 people— that had previously been redistributed to different operating areas. "*With yesterday's agreement, the Federal Government declares its intentions to reach a solution to the natural gas crisis that affects the country. We now must continue insisting that the Government undertake the necessary actions to guarantee the availability of natural gas at competitive prices in the medium and long terms*".

HYLSAMEX

Hylsamex guides on Fourth Quarter and Full Year EBITDA levels

Monterrey, N.L. January 22, 2001 —Hylsamex announced that EBITDA generation for the year 2000 amounted to US $253 million dollars, 14% lower than the figure attained in 1999. Total shipments reached 2.7 million metric tons, 4% below 1999.

The Company enjoyed a solid operating performance in the first half of 2000, experiencing positive trends in steel pricing and volume growth in both the domestic and export markets. This permitted Hylsamex to show an 8% increase in EBITDA for the first half of 2000 against the comparable period of 1999. The second half of 2000 showed negative trends in a several non-controllable factors, among them, a sharp decrease in global steel prices and a contraction in export markets that prevented Hylsamex from maintaining its export levels. Moreover, the second half of the year was characterized by reduced activity in the Mexican economy that affected domestic sales, a situation aggravated by the deceleration of the US economy, which impacted contracts and co-export markets. In addition, the overvalued peso, observed since early 2000, persisted during the second half and constrained equivalent peso prices by making imports more attractive. Above all, the high cost of energy negatively impacted the Company in the second half of the year.

During the fourth quarter of 2000, the Company continued to endure the impact of some of the above-mentioned variables. Natural gas prices skyrocketed and triggered the temporary shutdown of the DRI facilities and certain mine operations. Moreover, the Company experienced, for the first time in several quarters, weakness in the flat products' domestic market and continued to observe further deterioration in international steel markets; both variables considerably affecting shipments for the quarter. As a consequence, Hylsamex continued to see its EBITDA generation slide.

Nevertheless, there were some positive developments in 4Q00 performance. First of all, flat steel prices, though lower on average than in 3Q00, remained fairly stable from the levels as of the beginning of 4Q00. Moreover, the Company managed to sustain the price increases in domestic rebar and wire rod that were implemented in September 2000 (15% and 6%, respectively). Furthermore, Hylsamex successfully implemented a raw material substitution strategy to isolate itself from further energy shocks and also to take advantage of lower steel scrap prices. Concerning energy, the Company hedged its natural gas consumption and managed to obtain financial profits —partially unwinding the hedge mechanisms— by reducing consumption even further while relying on

substitute metallic inputs and semi-finished products. Finally, Hylsamex focused its efforts on the high-end of its product mix, partially offsetting the impact of lower volumes on fixed costs with measures such as reducing the contractors' workforce and a partial layoff of people, mainly at the mines. On the same front, the Company initiated an effort to commercialize iron ore in the export markets, with two shipments made during 4Q00; an initiative that is also alleviating the cost burden associated with the mines.

As for the immediate future, the slight reduction in the Peso, experienced thus far in 2001, should benefit the Company's revenue line. In addition, the Mexican Government's initiative to offer a 3yr fixed price contract for natural gas at US $4.00 per MMBtu represents a possibility to resume operations at the DRI facilities. Also relevant is a steady expansion in the Mexican economy, though at a lower pace due to the reduced growth expectations in the US, should allow for an improvement in shipments over the quarters to come. Finally, steel prices, though still affected by the US economic slowdown, are expected to rebound during the second half of 2001. Under this scenario Hylsamex should experience an improved performance.

HYLSAMEX

Press Release

Monterrey, N.L., México, March 1, 2001 — Hylsa, S.A. de C.V. ("Hylsa"), Hylsamex's main subsidiary, announced today it has closed two different agreements with bank creditors. The first provided for the rollover of its US$115 million short-term bank debt until January 31, 2002. The other agreement involved long-term bank syndicated loans totaling US$ 400 million. In this case the syndicated banks agreed to waive certain financial covenants included in each of the loan agreements until January 31, 2002.

After the closing of the above mentioned agreements, Hylsa, S.A. de C.V. is in full compliance with all financial covenants included in all outstanding debt agreements.

HYLSAMEX

March 08, 2001

Notice of Annual Shareholders Meeting

Agenda

I. Submission and, as the case may be, approval of the Annual Report of the Board of Directors referred to in Article 172 of the General Law of Business Corporations with respect to fiscal year 2000 which includes the financial statements of HYLSAMEX, S.A. DE C.V. and the consolidated financial statements of the Company and its Subsidiaries. Reading of the Report of the Statutory Auditor in that respect.

II. Proposals on the application of the profit and loss account for the fiscal year 2000 and related resolutions.

III. Election of the members of the Board of Directors and Statutory Auditors of the company, as well as determination of their compensations and related resolutions.

IV. Designation of delegates.

V. Reading and, as the case may be, approval of the Minutes of the Meetings.

Attendance Requirements

In order to evidence the right of attendance to Meetings, the shareholders must be registered as such in the Shares Registry Book kept by the Company for that purpose and deposit their share certificates, either before the Office of the Secretary of the Company, with any credit institution of the Country or at S.D. INDEVAL, S.A. de C.V. When the deposit is not made with the Secretary of the Company, the institution that receives it must issue the corresponding evidence and provide a counterpart thereof to the concerned party and a copy to the Secretary of the Company.

Pursuant to Article 78 of the Securities Market Law, in the case of shares deposited with S.D. INDEVAL, S.A. de C.V., it shall be required that the depositor provides to the Secretary of the Company, in addition to the abovementioned deposit evidence, a list with the names or corporate names of the holders of shares and the amount of shares owned by each holder.

The deposit of share certificates with the Secretary of the Company or, as the case may be, the delivery of deposit evidence thereof, must be carried out during business hours from the date of publication of the Call to the second business day prior to the holding of the Meetings, the latest.

The Office of the Secretary of the Company is located at Ave. Gómez Morín No. 1111 Sur, Colonia Carrizalejo, San Pedro Garza García, Nuevo León.

HYLSAMEX

March 08, 2001

Notice of Extraordinary Annual Shareholders Meeting

I. Proposal to increase the capital stock in its minimal portion, without increasing the number of outstanding shares, through the capitalization of several net worth items. Corresponding amendments to the by-laws and related resolutions.

II. Designation of delegates.

III. Reading and, as the case may be, approval of the Minutes of the Meeting.

Attendance Requirements

In order to evidence the right of attendance to Meetings, the shareholders must be registered as such in the Shares Registry Book kept by the Company for that purpose and deposit their share certificates, either with the Office of the Secretary of the Company, with any credit institution of the Country or with S.D. INDEVAL, S.A. de C.V. When the deposit is not made with the Secretary of the Company, the institution that receives it must issue the corresponding evidence and provide a counterpart thereof to the concerned party and a copy to the Secretary of the Company.

Pursuant to Article 78 of the Securities Market Law, in the case of shares deposited with S.D. INDEVAL, S.A. de C.V., it shall be required that the depositor provides to the Secretary of the Company, in addition to the abovementioned deposit evidence, a list with the names or corporate names of the holders of shares and the amount of shares owned by each holder.

The deposit of share certificates with the Secretary of the Company or, as the case may be, the delivery of deposit evidence thereof, must be carried out during business hours from the date of publication of the Call to the second business day prior to the holding of the Meetings, the latest.

The Office of the Secretary of the Company is located at Ave. Gómez Morín No. 1111 Sur, Colonia Carrizalejo, San Pedro Garza García, Nuevo León.

###

HYLSAMEX

March 27, 2001

Minutes of the Extraordinary Shareholders Meeting held on March 26, 2001

Summary of Resolutions of the General Ordinary Shareholders Meeting of Hylsamex, S.A. de C.V. held on March 26, 2001, at 12:00 hours.

Resolution One
The proposal of the Board of Directors to increase the minimum fixed portion, not subject to capital stock withdrawal, in the amount of Ps.$2,272'046,360, is hereby approved through the capitalization of (i) the total balance of the account known as "Premium on Share Issuance" which amounts, as of December 31, 2000, to Ps.$668'501,932, and (ii) total balance of the account known as "Updating of the Premium on Share Issuance" which amounts, as of December 31, 2000, to Ps.$1,603'544,428; therefore, such minimum fixed portion not subject to withdrawal is increased to the amount of Ps.$2,393'924,407, which increase shall be formalized without modifying the number of shares which currently represent such capital stock.

Resolution Two
The text of Article 7 of the Corporate By-laws is hereby amended, to conform it to Resolution One above.

Resolution Three
It is hereby instructed to carry out a new issuance of definitive share certificates

###

HYLSAMEX

March 27, 2001

Minutes of the Ordinary Shareholders Meeting held on March 26, 2001

Summary of Resolutions of the General Ordinary Shareholders Meeting of Hylsamex, S.A. de C.V. held on March 26, 2001, at 12:10 hours.

Resolution One

1. The Report provided by the Board of Directors concerning the transactions made by the Company during the fiscal year ended December 31, 2000, is hereby approved.
2. The Statutory Auditor Report was read.
3. Each and all the transactions carried out by the Company during the fiscal year ended December 31, 2000, are hereby approved.

Resolution Two

The proposals of the Board of Directors are hereby approved as follows:

1. It is hereby noticed that the profit and loss account for the fiscal year 2000 yielded a net profit of Ps.$159'505,086, which is comprised of the following items:

Share in the Results of Subsidiaries	Ps.119'210,007
Plus Profits of the Company	Ps.40'295,079
Total Net Profit for the fiscal year 2000	Ps.159'505,086

2. With respect to the items referred to above, the following is ordered:
   (i) to apply the amount of Share in Results of Subsidiaries to the account known as "Share in the Net Worth of Subsidiaries"; and
   (ii) to apply the amount of "Own Profits of the Company" to the account known as "Profits Pending Application", after 5% of such amount shall have been set aside and applied to the "Legal Reserve".

Resolution Three

1. The following persons are hereby designated as Regular Directors to constitute the Board of Directors of Hylsamex, S.A. de C.V.:

   Gerardo X. Calderón Rojas
   Alejandro M. Elizondo Barragán
   Mauricio Fernández Garza
   Bernardo Garza de la Fuente
   Dionisio Garza Medina
   Armando Garza Sada
   Eduardo Garza T. Fernández

Alfonso González Migota
Leopoldo Marroquín Morales
Rafael Rangel Sostmann
Rafael R. Páez Garza
José de Jesús Valdés Simancas
José Vivanco Loza

1. Mr. Carlos Arreola Enríquez is hereby designated as Regular Statutory Auditor of the Company and Mr. Rodolfo Sandoval García is hereby appointed as Alternate Statutory Auditor of the Company.
2. Mr. Dionisio Garza Medina is hereby designated as Chairman of the Board of Directors of Hylsamex, S.A. de C.V. and (ii) Messrs. Leopoldo Marroquín Morales and Carlos Jiménez Barrera are hereby designated to act as Regular and Alternate Secretary, respectively, of the Board of Directors of Hylsamex, S.A. de C.V., the latter without being a director.

###

HYLSAMEX

Press Release

Monterrey, N.L., México, March 27, 2001 — Hylsamex, S.A. de C.V. held yesterday its Annual Shareholders Meeting, corresponding to the year 2000. Following the meeting, the Company held a press conference in which Alejandro Elizondo, President and CEO was asked to comment on how the company plans to strengthen its financial position. In this regard, Mr. Elizondo said that management is currently analyzing several alternatives, including the sale of non-core assets or a entering into a strategic joint venture. The decision to follow either alternative will be based upon a core objective of maximizing value for shareholders. Concerning the hypothetical question of handing over control of the Company as part of a possible strategic partnership, Mr. Elizondo stated that "we would analyze this alternative if it is one that results in the highest value for shareholders," nevertheless, he clarified that "none of the companies that have approached us to date have advanced such a scenario."

Hylsamex clarified that, through the date of this release, there are no details regarding any transaction that can be disclosed to the financial community. The Company will provide information promptly about any relevant development using the official wire mechanism, in accordance with local stock market regulations.

###

HYLSAMEX

Press Release

Monterrey, N.L., May 9, 2001— Hylsamex, S.A. de C.V. states that trading activity experienced in its share, HYLSAMXB, today are the result of normal stock market movements. The Company has no knowledge of any specific event that would have caused the share price to increase. All material information and notable events will be made public in a timely manner via the official means.

HYLSAMEX

Press Release

Monterrey, N.L., May 22, 2001— Siderúrgica del Orinoco "Sidor" restarted operations today following the favorable resolution of the labor dispute that halted operations in its facilities during the past 21 days.

Sidor is the non consolidated steel producing Venezuelan Subsidiary, 70% owned by Consorcio Amazonia, in which Hylsamex holds a 36.55% equity share.

HYLSAMEX

Hylsa to Reopen Two DRI Plants

Monterrey, N.L., June 18, 2001 —Hylsamex S.A. de C.V. announced today that Hylsa, its largest subsidiary, is restarting operations at two direct reduction plants, where production had been halted during the second half of 2000 due to high natural gas prices and the ready availability of substitute raw materials at reasonable cost.

Reopening the direct reduction facilities is a result of the decrease in natural gas prices. Management believes that this decision will not have a significant impact on Hylsamex's financial results. However, the resumption of operations will yield net working capital reductions, as the plants start to consume iron ore pellet inventories from the Las Encinas and Peña Colorada mines.

With respect to the Bar & Rod Division, the "2P" direct reduction facility restarted operations on Sunday, June 17, with an operating schedule lasting until October 2001. The "3M" DRI Plant of the Flat Products Division located in Monterrey will also operate during the July-October period.

HYLSAMEX

Press Release

Monterrey, N.L. June 25, 2001 — Hylsamex, S.A. de C.V., announced that POSVEN, a Venezuelan company that produces pre-reduced hot briquetted iron, was unable to refinance with financial lenders bank credits amounting to US$266 million, 5% of which, or US$13.3 million, is guaranteed by Hylsa, S.A. de C.V., Hylsamex's largest subsidiary, based on its stake in POSVEN's common equity. POSVEN's inability to refinance its bank loans could force Hylsa to make good on the guarantee.

HYLSAMEX

Compliance with Circular 11-33 issued by the *Comisión Nacional Bancaria y de Valores* for the year 2001.

June 29, 2001

The following sets forth the information that should be disclosed to the *Comisión Nacional Bancaria y de Valores* with respect to the 11-33 Bulletin issued on November 23, 2000:

Information required in the Annual Report

Title Page

The front page of the Annual Report should include the following:

- Logo of the company.
- Name of the company.
- Mailing address.
- Any specifications of the public stock.
- Ticker of the stock.
- Mention that the stock is inscribed in the *Sección de Valores*, and that are allowed to trade in the stock market.
- Copy of the last paragraph of Article 14 of the *Ley del Mercado de Valores.*
- The date of the report and the compliance with Bulletin 11-33 of the CNBV".

Index

It shoud contain the following:

I. General Information

1. Glossary of terms used in the report
2. Executive Summary
3. Risk factors
4. Other stock or rights registered in the RNVI
5. Changes in the stock registered in the RNVI

II. The Company

1. History of the Company
2. Description of the Business
   - **A.** Main activity
   - **B.** Distribution channels
   - **C.** Patents, licenses, brands and other contracts

D. Main customers
E. Applicable Laws
F. Human Resources
G. Market information
H. Financial information per subsidiary, geographical area and export sales
I. Corporate structure
J. Description of main assets
K. Judicial, administrative or arbitrarial procedures.
L. Number of shares
M. Dividends

III. Financial Information

1. Selected financial information
2. Management's discussion and analysis of results
   A. Results from operations
   B. Financial performance, liquidity and capital resources

IV. Corporate Governance

1. By-lays and other
2. Members of the Board and shareholders
3. Statutory and independent auditors
4. Conflict of interest

V. Stock Market

1. Shareholders structure
2. Behavior of the stock in the stock exchange

VI. Attachments

1. Audited financial Statements

HYLSAMEX

Compliance with the Código de Mejores Prácticas Corporativas issued by the Bolsa Mexicana de Valores for the year 2001.

July 2, 2001

Following an initiative by the Consejo Coordinador Empresarial, the Committee for Best Corporate Practices was created. This committee issues the Best Practices Code, in which suggestions for better corporate governance at Mexican Companies are set forth.

The guidelines in the code are directed towards defining a set of principles that contribute to better performance by the Board of Directors and improved disclosure of information to shareholders. More specifically, the references seek:

(i) that Mexican companies broaden the disclosure of information regarding their corporate structure and the different responsibilities;

(ii) that the companies have sufficient mechanisms to allow financial information to be sufficient;

(iii) the existence of processes that foster the contribution and communication by advisors of the companies.

(iv) to promote adequate disclosure to shareholders.

The rest of the Best Practices Code seeks to provide a brief explanation and conceptualization of each principle. In the development of the Code, the Committee took into account characteristics common to many Mexican corporations such as the corporate structure and the position of principal shareholders on the Board of Directors.

In addition, it is important to note that the Code can be applied to all Mexican companies, either public or not. For those companies that are public, it is important for them to report on the degree of their compliance with the suggested practices. It is worth mentioning that subsidiaries can adhere to this Code through their holding companies.

HYLSAMEX

Notice to Shareholders

Monterrey, N.L., July 19, 2001.- By virtue of the resolutions passed at the Extraordinary Shareholders Meeting of Hylsamex, S.A. de C.V., held on March 26 of the current year, it is hereby informed to the shareholders of this Company and to the depositary institutions of such instruments that from July 27, 2001, the exchange of the current provisional share certificates will be carried out, "October 27, 1994" issuance, representative of Series "B" shares of the Company, for definitive share certificates, "July 2001" issuance, representative of shares of the same Series with coupons attached starting from number 4, providing one new share for each share of the previous issuance.

Concerning the provisional share certificates deposited with S.D. INDEVAL, S.A. de C.V., Institución para el Depósito de Valores, the abovementioned exchange shall be carried out through such institution; in the case of shareholders which physically hold temporary share certificates, "October 27, 1994" issuance, they may appear personally or through an attorney-in-fact duly designated from July 27 of the current year at the offices of the Company, located at Avenida Gómez Morín No. 1111 Sur, Colonia Carrizalejo, San Pedro Garza García, N.L., during business days and hours to exchange the new definitive share certificates against delivery of the outstanding provisional share certificates which shall be cancelled with the coupons attached starting from number 4. San Nicolás de los Garza, N.L., July 20, 2001.

Leopoldo Marroquín Morales, Secretary of the Board of Directors.

HYLSAMEX

Errata

Monterrey, N.L. July 26, 2001 — In yesterday's second quarter 2001 earnings press release, Hylsamex incorrectly reported the quarterly breakdown of its monetary position included in the calculation of the Comprehensive Financial Result (CFR). This led to further misstatements in the reporting of quarterly Net Earnings and Earnings per Share. However, the accumulated six-month figures in both the text and income statement were correct.

The correct breakdown for Hylsamex's monetary position in 2Q01 is Ps.143 million while the correct 1Q01 figure is Ps.132 million. The six-month monetary position remains Ps.274 million and the CFR remains Ps.70 million. The table below contains all of the corrected data.

Table of Changes in million pesos

	2Q01	1Q01	2Q00
Monetary Position	143	132	177
Total Comprehensive Financial Result*	282	(212)	(1,114)
Consolidated Net Income (Loss)	11	(246)	(10)
Net Majority Income (Loss)	(6)	(242)	(381)
Earnings Per ADS/GDS	(0.1484)	(5.9643)	(9.3680)

* Other components of CFR were stated correctly

In addition, a complete income statement is provided for your convenience.

Hylsamex S.A. de C.V. y Subsidiarias

Consolidated Statement of Income
As of the end of each period
(Thousands of pesos of June, 2001)

	1Q 01	2Q 01	June 2001
Net sales	**2,767,476**	**2,845,927**	**5,613,403**
Cost of sales	(2,538,123)	(2,539,937)	(5,078,060)
Gross margin	**229,353**	**305,990**	**535,343**
Operating expenses	(234,786)	(252,352)	(487,138)
Operating income	**(5,433)**	**53,638**	**48,205**
Comprehensive financing (expenses) income, net	(211,939)	281,992	70,053
Other income, net	753	(3,379)	(2,626)
Special items, net	(106,590)	(73,049)	(179,639)
Income (loss) before the following provisions	**(323,209)**	**259,202**	**(64,007)**
Provisions for income tax, assets tax and deferred tax	115,987	(172,061)	(56,074)
Employees' profit sharing	(98)	(1,644)	(1,742)
Income (loss) before extraordinary items	**(207,320)**	**85,497**	**(121,823)**
Extraordinary item – income tax reduction and asset tax credit			
Income (loss) before equity in associated company	**(207,320)**	**85,497**	**(121,823)**
Equity in income (loss) of associated company	(38,485)	(74,300)	(112,785)
Consolidated net income (loss)	**(245,805)**	**11,197**	**(234,608)**
Net (income) loss corresponding to minority interest	3,498	(17,226)	(13,728)
Net income (loss) corresponding to majority interest	**(242,307)**	**(6,029)**	**(248,336)**
Net majority income (loss) per share	(0.9941)	(0.0247)	(1.0188)
Net majority income (loss) per ADS/GDS	(5.9643)	(0.1484)	(6.1128)

HYLSAMEX

Press Release

Monterrey, N.L., October 16, 2001— Hylsamex, S.A. de C.V. states that trading activity experienced in its share, HYLSAMXB, today are the result of normal stock market movements. The Company has no knowledge of any specific event that would have caused the share price to increase. All material information and notable events will be made public in a timely manner via the official means.

HYLSAMEX

Press Release

Monterrey, N.L., November 15, 2001— Hylsamex, S.A. de C.V. states that trading activity experienced in its share, HYLSAMXB, today are the result of normal stock market movements. The Company has no knowledge of any specific event that would have caused the share price to increase. All material information and notable events will be made public in a timely manner via the official means.

HYLSAMEX

Press Release

Monterrey, N.L., November 27, 2001— Hylsamex, S.A. de C.V. states that trading activity experienced in its share, HYLSAMXB, today are the result of normal stock market movements. The Company has no knowledge of any specific event that would have caused the share price to increase. All material information and notable events will be made public in a timely manner via the official means.

HYLSA MEX

Hylsa presents refinancing proposal to its bank creditors

Proposal already endorsed by Steering Committee.

New York, NY, December 11, 2001 — Hylsa, S.A. de C.V. (Hylsa) the main subsidiary of Hylsamex, S.A. de C.V. (Hylsamex) the steel division of Mexican industrial concern ALFA, presented to its lenders in a meeting this morning a proposal for the restructuring of its total outstanding bank debt.

According to the proposal, already endorsed by the banks' Steering Committee comprised of Banamex-Citibank, BBVA Bancomer, Bayerische Hypo-VereinsBank and J.P. Morgan Chase, Hylsa's bank debt would be rescheduled in two tranches. The first, which amounts to approximately US$362 million, would be repaid by Hylsa over seven years. The second, of approximately US$265 million, would be repaid by Hylsamex over eight years. The proposal calls for grace periods of two and four years, respectively.

Interest rate would be Libor plus 400 basis points on both tranches. The proposal seeks that a portion of the interest accrued during the first two years on the first tranche would be deferred. Similarly, all of the interest related to the second tranche would be deferred during the first three years of the credit.

As part of the proposal, ALFA will continue to honor its commitment to give Hylsa financial support up to US$78 million through a backstop credit facility and a corporate guarantee on existing short-term debt. Moreover, in order to strengthen Hylsa's liquidity position during 2002 and 2003, ALFA and the bank creditors will make available new credit lines in the amount of US$25 million and US$40 million, respectively. Also, ALFA will use up to US$75 million to buy Hylsa's existing bank debt at a discount, and subject to approval of its own bank creditors, will pledge its Hylsamex shares in favor of Hylsa's creditors.

Under the proposal, Hylsa will pay on December 17, 2001 all interest accrued through December 14, 2001. Then, the Company will temporarily suspend payments of principal and interest until the refinancing transaction is closed, which is expected by the end of February 2002. Interest accrued from December 15, 2001 through the closing date will be paid by Hylsa upon completion of the transaction.

HYLSAMEX

HYLSAMEX informs on recent developments in Sidor and Amazonia

Monterrey, N.L. December 18, 2001 — Hylsamex, S.A. de C.V. ("Hylsamex") announces than its affiliated company Amazonia, Ltd. ("Amazonia"), as well as its non-consolidated subsidiary Siderúrgica del Orinoco, C.A., ("Sidor"), informed its respective creditors today of their inability to comply with interest payments of US$8.1 million and US$31.3 million, respectively. Such inability is due to the negative conditions in the international steel market, a deepening recession in Venezuela and its neighboring countries, worsening conditions in the credit markets, the appreciation of the Venezuelan currency against the dollar and other adverse factors.

As announced on late October, Amazonia and Sidor are initiating discussions with their financial creditors and Venezuelan government-controlled entities regarding a further rescheduling or restructuring of their respective loan obligations. No assurance can be given as to the outcome of these discussions.

Hylsamex's equity investment in Amazonia, the principal owner of Sidor, is held through Hylsa Latin LLC, a fully owned subsidiary and Hylsamex, S.A. de C.V. (the holding company). As of September 31, 2001, the book value of Hylsamex's stake in Amazonia, including convertible debentures, amounted to Ps.1,146 million (US$120.1 million). As of the same date, Hylsamex, S. A. de C.V. (the holding company) had additional exposure with respect to Sidor in the amount of US$23.8 million in guarantees for the payment of Sidor's indebtedness to the Fondo de Inversiones de Venezuela. Also, it has additional exposure in the amount of US$43.7 million for its share of a performance bond for certain contractual obligations under the Sidor acquisition agreement. Hylsa Latin has additional exposure in the amount of US$214.9 million in guarantees for the payment of Sidor's indebtedness to Fondo de Inversiones de Venezuela.

Continued deterioration in Sidor's financial position or an inability to reach an agreement with Sidor's and Amazonia's lenders may lead to an acceleration of maturity under their respective loan agreements and Hylsamex and Hylsa Latin may be required to record losses in the value of its investments in Amazonia.

PRESS RELEASE SPANISH 2001

HYLSAMEX

Hylsamex reanudará parcialmente producción de fierro esponja. Nuevo precio del gas natural de 4 dlls por millón de BTU's es un paso en la dirección correcta

MONTERREY, N. L. Enero 17.de 2001 — Hylsamex considera que la fijación del precio del gas natural acordada por el gobierno federal en cuatro dólares por millón de BTU's para los próximos tres años, es una solución que le permitirá reactivar parcialmente las operaciones productivas suspendidas a causa del desmedido costo del energético.

Con el nuevo nivel de precios del gas natural, la empresa podría reanudar la producción de fierro esponja en sus instalaciones de Monterrey, específicamente en la Planta 4M de reducción directa, la cual suspendió actividades a principios de enero. La Planta 4M tiene capacidad para producir 700 mil toneladas anuales —35% del total de Hylsamex— con un valor calculado en 100 millones de dólares. Se estima que su reactivación podrá efectuarse en las próximas semanas. No obstante, es poco probable que ocurra lo mismo con las otras dos plantas de Monterrey y con la de Puebla, que suspendieron actividades desde septiembre; sin embargo esto dependerá de la evolución de los mercados.

En el caso de la actividad minera, se analiza la posibilidad de continuar colocando mineral de hierro en el mercado internacional, tal y como se ha hecho en los últimos meses. Lo anterior lo informó hoy en conferencia de prensa el Ing. Alejandro M. Elizondo Barragán, director general de Hylsamex, el grupo siderúrgico de Alfa. Precisó que al reanudarse las actividades en la Planta 4M, se utilizará personal propio de la empresa —alrededor de 150 personas— el cual había sido reubicado a otras áreas al suspenderse las operaciones productivas. "El acuerdo anunciado ayer deja de manifiesto la voluntad del Gobierno Federal de avanzar en la solución de este problema que afecta al país. Ahora hace falta seguir insistiendo en que se adopten las medidas necesarias para garantizar a mediano y largo plazo la disponibilidad de gas natural a precios competitivos" afirmó el Ing. Elizondo Barragán.

HYLSAMEX

Hylsamex anuncia resultados preliminares del año 2000

Monterrey, N.L. Enero 22 de 2001. —Hylsamex S.A. de C.V. anuncia que la generación de efectivo, medida por el UAFIRDA, ascenderá a US$253 millones de dólares en el año 2000, y que el volumen de ventas alcanzará 2.7 millones de toneladas, cifras inferiores en 14% y 4% que las registradas en 1999, respectivamente.

La Compañía tuvo un desempeño positivo durante la primera mitad del 2000, con tendencias favorables tanto en precios del acero como en crecimiento de los volúmenes nacionales y de exportación. Esto permitió a Hylsamex mostrar un crecimiento de 8% en el EBITDA en el primer semestre del 2000 en comparación al mismo período de 1999. Contrastando con lo alcanzado en la primera mitad del 2000, el segundo semestre presentó tendencias desfavorables en factores no controlables, entre ellos, la caída en precios del acero en EUA y una contracción en los mercados de exportación, reduciéndose los embarques al exterior. Asimismo se presentó un menor dinamismo de la economía mexicana afectando las ventas domésticas, situación que se acentuó por la desaceleración en EUA que impactó el sector de contratos y las co-exportaciones. Aunado a lo anterior, la sobrevaluación del peso, presente desde inicios de año, continuó afectando al limitar los precios en pesos y hacer más atractivas las importaciones. Finalmente, impactó el alto costo de los energéticos.

Durante el cuarto trimestre del 2000, la Compañía continuó asimilando los efectos de algunas de las variables arriba mencionadas. Los precios del gas natural se dispararon, originando el cierre temporal de plantas de reducción directa y de ciertas operaciones mineras. Asimismo, la Compañía experimentó, por primera vez en muchos trimestres, cierto debilitamiento en el mercado doméstico de productos planos y observó un mayor deterioro en los mercados internacionales de acero; ambas circunstancias afectaron los embarques. Como resultado de lo anterior, el EBITDA se vio reducido en el trimestre.

Sin embargo, hubo algunos aspectos positivos en el desempeño del cuarto trimestre. Primeramente, los precios de los productos planos, aunque menores en promedio a los del trimestre anterior, permanecieron estables, manteniendo el mismo nivel que tenían al principio de 4T00. Asimismo, Hylsamex sostuvo aumentos en el precio doméstico de varilla y alambrón implementados en septiembre del 2000 (15% y 6%, respectivamente). Por otro lado, Hylsamex inició con éxito la substitución de insumos metálicos a precios razonables, logrando aislarse del shock energético, al mismo tiempo que se benefició de la reciente baja en precios de chatarra. En cuanto a energéticos, cubrió su consumo reducido y obtuvo ganancias por venta de cobertura al disminuir la

utilización de gas natural por mayor substitución de metálicos y la importación de semi-terminados. Finalmente, se concentraron los esfuerzos hacia la parte más rica de la mezcla de productos, compensando el menor volumen y su impacto en costos fijos con la reducción de personal contratista y la racionalización en el costo de personal. En ese mismo sentido, se inició la comercialización de pelet de mineral, realizando dos embarques en el trimestre, aliviando con esto la carga de costos por la operación de minas.

Para el futuro inmediato será de beneficio la ligera pérdida de valor experimentada por el peso en lo que va del 2001, mejorándose el nivel de ingreso medido en pesos. Asimismo, la determinación del Gobierno Mexicano de ofrecer un contrato de suministro de gas natural por tres años a un precio de US$4.00 por MMBTu, abriendo la posibilidad de reiniciar operaciones en las plantas de reducción directa. Aunado a lo anterior, la expansión de la economía mexicana, que aunque a un paso más modesto por la desaceleración en EUA, deberá reflejarse en mejores volúmenes en los siguientes trimestres. Y finalmente, los precios del acero que aunque afectados por la menor actividad económica en EUA deberán, hacia la segunda mitad del 2001, empezar a repuntar. Bajo este escenario los resultados de Hylsamex tenderán a mejorar.

HYLSAMEX

Comunicado de Prensa

Monterrey, N.L., Marzo 1, 2001 — Hylsa, S.A. de C.V. ("Hylsa"), la principal subsidiaria de Hylsamex, S.A. de C.V., anunció el día de hoy que llegó a dos acuerdos con sus acreedores bancarios. El primero de ellos contempla la refinanciación de su pasivo bancario de corto plazo por US$115 millones hasta enero 31, 2002. El segundo tiene que ver con tres préstamos sindicados bancarios de largo plazo que totalizan US$400 millones. En este caso los sindicatos de bancos acordaron dispensar hasta enero 31, 2002 los compromisos de mantener ciertas razones financieras que se incluyen en cada uno de los contratos de préstamo. El cierre de ambos acuerdos, permite a Hylsa estar en cumplimiento con todas las restricciones financieras que se incluyen en los distintos contratos de crédito.

HYLSAMEX

Marzo 8, 2001

Convocación de Asamblea Anual

Orden del Día

I. Presentación y, en su caso, aprobación del Informe Anual del Consejo de Administración a que se refiere el Artículo 172 de la Ley General de Sociedades Mercantiles, respecto al ejercicio social 2000, que incluye los estados financieros de HYLSAMEX, S.A. DE C.V., y los consolidados de la propia Sociedad y sus Subsidiarias. Lectura del Informe del Comisario sobre el particular.

II. Propuestas sobre la aplicación de la cuenta de resultados del ejercicio social 2000 y acuerdos relacionados.

III. Elección de los miembros del Consejo de Administración y Comisarios de la Sociedad, así como la determinación de sus remuneraciones y acuerdos relacionados.

IV. Designación de delegados.

V. Lectura y, en su caso, aprobación del Acta de la Asamblea.

Requisitos de Asistencia

A fin de acreditar el derecho de asistencia a las Asambleas, los accionistas deberán estar inscritos como tales en el Registro de Acciones que al efecto lleva la Sociedad y depositar los títulos de sus acciones, ya sea ante la Secretaría de la Sociedad, en cualquier institución de crédito del País o en el S.D. INDEVAL, S.A. de C.V. Cuando el depósito no se haga en la Secretaría de la Sociedad, la institución que lo reciba deberá expedir la constancia relativa y entregar un ejemplar al interesado y copia a la Secretaría de la Sociedad.

De conformidad con el Artículo 78 de la Ley del Mercado de Valores, tratándose de acciones depositadas en el S.D. INDEVAL, S.A. de C.V., será preciso que el depositante, además de la constancia de depósito antes mencionada, proporcione a la Secretaría de la Sociedad una lista con los nombres, denominaciones o razones sociales de los titulares de acciones y la cantidad de acciones propiedad de cada titular.

El depósito de los títulos de las acciones en la Secretaría de la Sociedad o, en su caso, la entrega de las constancias de depósito de los mismos, deberán llevarse a cabo en horas de oficina desde el día de la publicación de la Convocatoria hasta, a más tardar, el segundo día hábil anterior al de la celebración de las Asambleas.

La Secretaría de la Sociedad se encuentra ubicada en Ave. Gómez Morín No. 1111 Sur, Colonia Carrizalejo, San Pedro Garza García, Nuevo León.

HYLSAMEX

Marzo 8, 2001

Convocación Extraordinaria de Asamblea Anual

Orden del Día

I. Propuesta para incrementar el capital social en su parte mínima, sin incrementar el número de acciones en circulación, mediante la capitalización de diversas partidas del capital contable. Reformas estatutarias correspondientes y acuerdos relacionados.

II. Designación de delegados.

III. Lectura y, en su caso, aprobación del Acta de la Asamblea.

Requisitos de Asistencia

A fin de acreditar el derecho de asistencia a las Asambleas, los accionistas deberán estar inscritos como tales en el Registro de Acciones que al efecto lleva la Sociedad y depositar los títulos de sus acciones, ya sea ante la Secretaría de la Sociedad, en cualquier institución de crédito del País o en el S.D. INDEVAL, S.A. de C.V. Cuando el depósito no se haga en la Secretaría de la Sociedad, la institución que lo reciba deberá expedir la constancia relativa y entregar un ejemplar al interesado y copia a la Secretaría de la Sociedad.

De conformidad con el Artículo 78 de la Ley del Mercado de Valores, tratándose de acciones depositadas en el S.D. INDEVAL, S.A. de C.V., será preciso que el depositante, además de la constancia de depósito antes mencionada, proporcione a la Secretaría de la Sociedad una lista con los nombres, denominaciones o razones sociales de los titulares de acciones y la cantidad de acciones propiedad de cada titular.

El depósito de los títulos de las acciones en la Secretaría de la Sociedad o, en su caso, la entrega de las constancias de depósito de los mismos, deberán llevarse a cabo en horas de oficina desde el día de la publicación de la Convocatoria hasta, a más tardar, el segundo día hábil anterior al de la celebración de las Asambleas.

La Secretaría de la Sociedad se encuentra ubicada en Ave. Gómez Morín No. 1111 Sur, Colonia Carrizalejo, San Pedro Garza García, Nuevo León.

HYLSAMEX

Marzo 27, 2001

Acta de la Asamblea Extraordinaria de accionistas celebrada el día 26 de marzo de 2001

Resumen de Acuerdos de la Asamblea General Ordinaria de Accionistas de Hylsamex, S.A. de C.V., celebrada el día 26 de marzo del 2001, a las 12:00 horas.

Resolución Primera
Se aprueba la propuesta del Consejo de Administración de incrementar la parte mínima fija, no sujeta a retiro del capital social, en la cantidad de Ps.2,272'046,360, mediante la capitalización del (i) saldo total de la cuenta denominada "Prima en Emisión de Acciones," que asciende al 31 de diciembre del año 2000 a la cantidad de Ps.668'501,932, y (ii) saldo total de la cuenta denominada "Actualización de la Prima en Emisión de Acciones," que asciende al 31 de diciembre del 2000 a la cantidad de Ps.1,603'544'428, para quedar elevada dicha parte mínima fija, no sujeta a retiro, a la cantidad de Ps.2,393'924,407; incremento que se formalizará sin modificar el número de acciones que actualmente representan dicho capital social.

Resolución Segunda
Se reforma el texto del Artículo 7 de los Estatutos Sociales, para ajustarlo a lo acordado en la Resolución Primera anterior.

Resolución Tercera
Se ordena llevar a cabo una nueva emisión de títulos definitivos.

HYLSAMEX

Marzo 27, 2001

Acta de la Asamblea Ordinaria de accionistas celebrada el día 26 de marzo de 2001

Resumen de Acuerdos de la Asamblea General Ordinaria de Accionistas de Hylsamex, S.A. de C.V., celebrada el día 26 de marzo del 2001, a las 12:10 horas.

Resolución Primera

1. Se aprueba el Informe rendido por el Consejo de Administración, acerca de las operaciones realizadas por la Sociedad durante el ejercicio terminado el 31 de diciembre de 2000.
2. Se dio lectura al Informe del Comisario.
3. Se aprueban en este acto, todas y cada una de las operaciones llevadas a cabo por la Sociedad durante el ejercicio terminado el 31 de diciembre de 2000.

Resolución Segunda

Se aprueban las propuestas del Consejo de Administración como sigue:

1. Se toma nota que la cuenta de resultados del ejercicio social 2000, arrojó una utilidad neta de Ps.159'505,086, la cual se compone de las siguientes partidas:

Participación en los Resultados de las Subsidiarias	Ps.119'210,007
Más Utilidades Propias de la Sociedad	Ps.40'295,079
Total Utilidad Neta del ejercicio social 2000	Ps.159'505,086

2. Respecto de las partidas citadas en el punto anterior, se ordena lo siguiente:
   (i) aplicar el monto de la Participación en los Resultados de las Subsidiarias, a la cuenta denominada "Participación en el Capital Contable de Subsidiarias"; y
   (ii) aplicar el monto de las "Utilidades Propias de la Sociedad", a la cuenta denominada "Utilidades Pendientes por Aplicar", una vez que se hubiese separado el 5% de dicho monto y aplicado a la "Reserva Legal".

Resolución Tercera

1. Se designa a las siguientes personas para integrar el Consejo de Administración de Hylsamex, S.A. de C.V., en calidad de Consejeros Propietarios:

   Lic. Gerardo X. Calderón Rojas
   Ing. Alejandro M. Elizondo Barragán
   Ing. Mauricio Fernández Garza
   Ing. Bernardo Garza de la Fuente
   Ing. Dionisio Garza Medina
   Ing. Armando Garza Sada
   Ing. Eduardo Garza T. Fernández
   Ing. Alfonso González Migoya
   Lic. Leopoldo Marroquín Morales
   Dr. Rafael Rangel Sostmann
   Ing. Rafael R. Páez Garza
   Ing. José de Jesús Valdés Simancas
   Ing. José Vivanco Loza

2. Se designan Comisario Propietario de la Sociedad al señor Contador Público Carlos Arreola Enríquez y Comisario Suplente al señor Contador Público Rodolfo Sandoval García.
3. Se designa (i) al señor Ingeniero Dionisio Garza Medina como Presidente del Consejo de Administración de Hylsamex, S.A. de C.V., y (ii) a los señores Licenciados Leopoldo Marroquín Morales y Carlos Jiménez Barrera, para que actúen como Secretario Propietario y Secretario Suplente, respectivamente, del Consejo de Administración de Hylsamex, S.A. de C.V., el último de ellos sin la calidad de consejero.

HYLSAMEX

Comunicado de Prensa

Monterrey, N.L., Marzo 27, 2001 — El día de ayer Hylsamex celebró su Asamblea Anual Ordinaria de accionistas correspondiente al año 2000. Al término de la asamblea se celebró una conferencia de prensa donde el Ing. Alejandro Elizondo, Director General de Hylsamex, fue entrevistado y, entre otras cosas, se le preguntó sobre la forma en que la compañía planea reforzar su situación financiera. Al respecto, el Ing. Elizondo comentó que se analizan diversas opciones, entre las que se incluyen la venta de activos y/o una asociación estratégica; la decisión de seguir o no una de estas opciones se tomará con base al objetivo primordial de maximizar la creación de valor para el accionista. A la pregunta hipotética sobre si se estaría dispuesto a ceder el control de la empresa como parte de una eventual asociación estratégica, el Ing. Elizondo respondió diciendo que "si tal opción es la que logra la mayor creación de valor, sería algo que no dejaríamos de analizar," sin embargo aclaró que "ninguna de las empresas contactadas hasta la fecha ha planteado dicho escenario".

Se hace la aclaración de que no hay en este momento detalles concretos sobre dichas operaciones que ameriten ser dados a conocer al público inversionista. Cuando los haya, se divulgarán por los canales adecuados de conformidad con las disposiciones aplicables del mercado de valores.

HYLSAMEX

Comunicado de Prensa

Monterrey, N.L., Mayo 9, 2001— Hylsamex, S.A. de C.V. informa que las posturas de compra/venta de su acción HYLSAMXBCP que se han presentado el día de hoy se refieren a movimientos naturales del mercado accionario de valores. La empresa no tiene conocimiento de algún evento en particular que haya propiciado el incremento en la cotización de su acción. Cualquier información o evento relevante será notificado de manera oportuna a través de este medio.

HYLSAMEX

Comunicado de Prensa

Monterrey, N.L., Mayo 22, 2001— Siderúrgica del Orinoco "Sidor" reanudó operaciones este día como resultado de la resolución favorable del conflicto laboral que mantuvo paradas sus instalaciones por 21 días.

Sidor es la empresa venezolana productora de acero que controla el Consorcio Amazonia en el cual Hylsamex tiene una tenencia accionaria del 36.55%.

HYLSAMEX

Hylsa reanuda operación en plantas de reducción directa

Monterrey, N.L. Junio 18 de 2001 —Hylsamex, S.A de C.V. informa que su principal subsidiaria, Hylsa, reanudará la operación en dos plantas de reducción directa cuya actividad se vio suspendida durante el segundo semestre del año 2000 debido al alto costo de gas natural registrado en ese período y a la disponibilidad de materiales sustitutos a precios competitivos.

La reapertura de las instalaciones de reducción directa obedece a la disminución de los precios del gas natural. La administración de Hylsamex estima que no habrá un impacto significativo en los resultados de la Compañía, sin embargo la reanudación de operaciones deberá redundar en reducciones en el capital de trabajo, al utilizarse inventarios de pélet de mineral de hierro disponibles en las minas Las Encinas y Peña Colorada.

En el caso de la División Alambrón y Varilla, la planta de reducción directa "2P"en Puebla empezó a producir el pasado domingo 17 de junio con un plan de operación que abarca hasta octubre de este año. Por otra parte, el programa de operación de la planta de reducción directa "3M" de la División Aceros Planos en Monterrey comprende el período julio-octubre.

HYLSAMEX

Garantía Relacionada con Operación en POSVEN

Monterrey, N.L. Junio 25 de 2001 — Hylsamex, S.A. de C.V., informa que POSVEN, empresa localizada en Venezuela dedicada a la producción de briqueta pre-reducida, no logró refinanciar pasivos con instituciones financieras por el monto de US$266 millones, de los cuales, Hylsa, la principal subsidiaria de Hylsamex, garantizó el 5% o US$13.3 millones, porcentaje basado en su tenencia accionaria. La imposibilidad por parte de POSVEN de refinanciar sus pasivos podría obligar a Hylsa a cumplir con la garantía antes mencionada.

HYLSAMEX

Aviso a los Accionistas

Monterrey, N.L. Junio 25 de 2001 — Con motivo de los acuerdos adoptados en la Asamblea Extraordinaria de Accionistas de Hylsamex, S.A. de C.V., celebrada el día 26 de marzo del presente año, se informa a los accionistas de esta Sociedad, así como a las instituciones depositarias de tales valores, que a partir del día 27 de julio del 2001 se procederá al canje de los actuales certificados provisionales, emisión "Octubre 27 de 1994", representativos de acciones Serie "B" de la Sociedad, por títulos definitivos, emisión "Julio del 2001", representativos de acciones de la misma Serie con cupones adheridos del número 4 en adelante, a razón de una nueva acción por cada una de las acciones de la emisión anterior.

Por lo que respecta a los certificados provisionales depositados en la S.D. INDEVAL, S.A. de C.V., Institución para el Depósito de Valores, el canje citado se efectuará por conducto de esa institución; en el caso de aquellos accionistas tenedores en forma física de certificados provisionales, emisión "Octubre 27 de 1994", podrán acudir personalmente o mediante apoderado debidamente designado, a partir del día 27 de julio del presente año a las oficinas de la Sociedad, ubicadas en la Avenida Gómez Morín No. 1111 Sur, Colonia Carrizalejo, San Pedro Garza García, N.L., en días y horas hábiles a realizar el canje de los nuevos títulos definitivos contra la entrega de los certificados provisionales en circulación, que serán cancelados con los cupones adheridos del número 4 en adelante. San Nicolás de los Garza, N.L., a 20 de julio del 2001.

Lic. Leopoldo Marroquín Morales Secretario del Consejo de Administración.

HYLSAMEX

Aviso a los Accionistas

Monterrey, N.L. Julio 19, 2001 — Con motivo de los acuerdos adoptados en la Asamblea Extraordinaria de Accionistas de Hylsamex, S.A. de C.V., celebrada el día 26 de marzo del presente año, se informa a los accionistas de esta Sociedad, así como a las instituciones depositarias de tales valores, que a partir del día 27 de julio del 2001 se procederá al canje de los actuales certificados provisionales, emisión “Octubre 27 de 1994”, representativos de acciones Serie “B” de la Sociedad, por títulos definitivos, emisión “Julio del 2001”, representativos de acciones de la misma Serie con cupones adheridos del número 4 en adelante, a razón de una nueva acción por cada una de las acciones de la emisión anterior.

Por lo que respecta a los certificados provisionales depositados en la S.D. INDEVAL, S.A. de C.V., Institución para el Depósito de Valores, el canje citado se efectuará por conducto de esa institución; en el caso de aquellos accionistas tenedores en forma física de certificados provisionales, emisión “Octubre 27 de 1994”, podrán acudir personalmente o mediante apoderado debidamente designado, a partir del día 27 de julio del presente año a las oficinas de la Sociedad, ubicadas en la Avenida Gómez Morín No. 1111 Sur, Colonia Carrizalejo, San Pedro Garza García, N.L., en días y horas hábiles a realizar el canje de los nuevos títulos definitivos contra la entrega de los certificados provisionales en circulación, que serán cancelados con los cupones adheridos del número 4 en adelante. San Nicolás de los Garza, N.L., a 20 de julio del 2001.

Lic. Leopoldo Marroquín Morales Secretario del Consejo de Administración.

HYLSAMEX

Errata

Monterrey, N.L. Julio 26 de 2001 — En el reporte de resultados al segundo trimestre de 2001 de Hylsamex, el desglose trimestral de la ganancia monetaria incluida en el Resultado Integral de Financiamiento se reportó incorrectamente. Esto trajo como consecuencia un cálculo erróneo en la Utilidad Neta Mayoritaria y en la Utilidad por Acción. Las cifras acumuladas a junio, tanto en el texto como en las tablas de indicadores financieros, están correctas.

El desglose correcto de la posición monetaria de Hylsamex para el primer y segundo trimestre es Ps.143 millones y Ps.132 millones, respectivamente. La posición monetaria acumulada a junio permanece en Ps.274 millones y el Resultado Integral de Financiamiento en Ps.70 millones. La tabla a continuación contiene las partidas expresadas correctamente.

Tabla de Cambios en millones de pesos

	2T01	**1T01**	**2T00**
Posición Monetaria	**143**	**132**	**177**
Resultado Integral de Financiamiento*	282	(212)	(1,114)
Utilidad (Pérdida) Neta Consolidada	11	(246)	(10)
Utilidad (Pérdida) Neta Mayoritaria	(6)	(242)	(381)
Utilidad por Acción	(0.0247)	(0.9941)	(1.5613)

* Los otros componentes del RIF permanecen sin cambio

A continuación se anexa un estado de resultados trimestral para su conveniencia.

Hylsamex S.A. de C.V. y Subsidiarias

Estado Consolidado de Resultados
A final de cada período
(Miles de pesos de junio de 2001)

	1T01	2T01	Junio 2001
Ventas netas	**2,767,476**	**2,845,927**	**5,613,403**
Costo de ventas	(2,538,123)	(2,539,937)	(5,078,060)
Utilidad bruta	**229,353**	**305,990**	**535,343**
Gastos de operación	(234,786)	(252,352)	(487,138)
Utilidad de operación	**(5,433)**	**53,638**	**48,205**
Resultado integral de financiamiento, neto	(211,939)	281,992	70,053
Otros ingresos y gastos, neto	753	(3,379)	(2,626)
Partidas especiales, neto	(106,590)	(73,049)	(179,639)
Utilidad (pérdida) antes de las siguientes provisiones	**(323,209)**	**259,202**	**(64,007)**
Provisión para ISR e IMPAC	115,987	(172,061)	(56,074)
Participación de los trabajadores en las utilidades	(98)	(1,644)	(1,742)
Utilidad (pérdida) antes de partidas extraordinarias	**(207,320)**	**85,497**	**(121,823)**
Partida extraordinaria — Reducción al ISR y crédito al IMPAC			
Utilidad (pérdida) antes de participación de compañías asociadas	(207,320)	85,497	(121,823)
Utilidad (pérdida) en participación de compañías asociadas	(38,485)	(74,300)	(112,785)
Utilidad (pérdida) consolidada	**(245,805)**	**11,197**	**(234,608)**
Utilidad (pérdida) correspondiente al interés minoritario	3,498	(17,226)	(13,728)
Utilidad (pérdida) correspondiente al interés mayoritario	**(242,307)**	**(6,029)**	**(248,336)**
Utilidad (pérdida) mayoritaria por acción	(0.9941)	(0.0247)	(1.0188)
Utilidad (pérdida) mayoritaria por ADS/GDS	(5.9643)	(0.1484)	(6.1128)

HYLSAMEX

Comunicado de Prensa

Monterrey, N.L., Octubre 16, 2001— Hylsamex, S.A. de C.V. informa que las posturas de compra/venta de su acción HYLSAMXB que se han presentado el día de hoy se refieren a movimientos naturales del mercado accionario de valores. La empresa no tiene conocimiento de algún evento en particular que haya propiciado el incremento en la cotización de su acción. Cualquier información o evento relevante será notificado de manera oportuna a través de este medio.

HYLSAMEX

Comunicado de Prensa

Monterrey, N.L., Noviembre 15, 2001— Hylsamex, S.A. de C.V. informa que las posturas de compra/venta de su acción HYLSAMXB que se han presentado el día de hoy se refieren a movimientos naturales del mercado accionario de valores. La empresa no tiene conocimiento de algún evento en particular que haya propiciado el incremento en la cotización de su acción. Cualquier información o evento relevante será notificado de manera oportuna a través de este medio.

HYLSAMEX

Comunicado de Prensa

Monterrey, N.L., Noviembre 27, 2001— Hylsamex, S.A. de C.V. informa que las posturas de compra/venta de su acción HYLSAMXB que se han presentado el día de hoy se refieren a movimientos naturales del mercado accionario de valores. La empresa no tiene conocimiento de algún evento en particular que haya propiciado el incremento en la cotización de su acción. Cualquier información o evento relevante será notificado de manera oportuna a través de este medio.

HYLSAMEX

Presenta Hylsa propuesta para refinanciar sus pasivos bancarios, respaldada por el comité de bancos acreedores.

New York, NY, a 11 de diciembre de 2001 — Hylsa, S.A. de C.V. (Hylsa), la empresa subsidiaria de Hylsamex, S.A. de C.V. (Hylsamex), el grupo siderúrgico de ALFA, llevó a cabo esta mañana en esta ciudad una reunión con sus acreedores bancarios. En ella, la compañía presentó una propuesta para refinanciar la totalidad de sus pasivos bancarios.

Dicha propuesta, que cuenta con el respaldo del comité de bancos acreedores formado por Banamex-Citibank, BBVA Bancomer, Bayerische Hypo-VereinsBank y J.P. Morgan Chase, consiste básicamente en la recalendarización del pago de la deuda bancaria de Hylsa en dos tramos, el primero con vencimiento en siete años por aproximadamente US$362 millones del que responderá Hylsa, y el otro, con vencimiento en ocho años por aproximadamente US$265 millones del que será responsable de su pago Hylsamex. Se contemplan períodos de gracia de principal de dos y cuatro años, respectivamente. La tasa de interés aplicable al total de la deuda refinanciada sería de Libor más 4 puntos porcentuales, proponiéndose que el pago de una parte de los intereses del primer tramo sea diferido durante los primeros dos años y se difiera la totalidad de los intereses del segundo tramo durante tres años.

ALFA honrará los compromisos establecidos a principios de año, consistentes en apoyar a Hylsa hasta por un monto de US$78 millones, a través tanto de créditos directos como de garantías corporativas. También, para reforzar la liquidez de Hylsa durante los años 2002 y 2003, ALFA y los bancos acreedores le otorgarán nuevas líneas de crédito por US$25 millones y US$40 millones, respectivamente. Además, ALFA dedicará la cantidad de US$ 75 millones para recomprar, a descuento, deuda de Hylsa en favor de bancos acreedores y, sujeto al consentimiento de sus propios acreedores, dará en prenda sus acciones de Hylsamex.

Como parte de la propuesta aceptada en principio por el comité de bancos acreedores, el próximo día 17 de diciembre Hylsa pagará los intereses devengados por sus adeudos bancarios hasta el 14 de diciembre. A partir de ese día, suspenderá los pagos de intereses y de principal hasta que el proceso de refinanciamiento concluya, evento que se estima ocurrirá hacia finales de febrero próximo. En ese momento, se pagarán los intereses devengados por el período correspondiente del 15 de diciembre de 2001 a la fecha de cierre del refinanciamiento.

HYLSAMEX

HYLSAMEX informa eventos recientes en Amazonia y Sidor

Monterrey, N.L. Diciembre 18, 2001 — Hylsamex, S.A. de C.V. ("Hylsamex") anuncia que su compañía afiliada Amazonia, Ltd, ("Amazonia"), así como la empresa asociada no consolidada Siderúrgica del Orinoco, C.A. ("Sidor"), informaron a sus acreedores que el día de hoy incumplieron con pagos de intereses de deuda por US$31.3 millones en el caso de Sidor y de US$8.1 millones correspondientes a Amazonia. Dicho incumplimiento de obligaciones es consecuencia de las condiciones negativas persistentes en los mercados de acero internacionales, la consistente tendencia negativa en el crecimiento mundial, en particular en los mercados de exportación para los productos de Sidor, y el impacto que dichas condiciones han causado en el mercado doméstico de Sidor —deteriorado aún más por factores como el incremento en las importaciones de productos de acero y la apreciación del Bolívar frente al dólar.

Como se informó a finales de octubre pasado, Amazonia y Sidor han iniciado pláticas con sus acreedores bancarios así como con entidades controladas por el Gobierno de Venezuela, tendientes hacia la recalendarización o reestructuración de sus adeudos. En la actualidad, no hay seguridad sobre el resultado de estas pláticas.

El valor de las inversiones de Hylsamex en Amazonia, incluyendo una emisión de obligaciones convertibles, ascendió a Ps.1,146 millones (US$120.1 millones) al 30 de septiembre de 2001. A la misma fecha, Hylsamex tenía una exposición al riesgo de Sidor hasta por US$23.8 millones, producto de garantías por los adeudos con el Fondo de Inversiones de Venezuela, así como de US$43.7 millones por su parte en una fianza por el cumplimiento de ciertos compromisos de acuerdo al contrato de adquisición de Sidor. Hylsa Latin, una subsidiaria de Hylsamex, tenía una exposición al riesgo de Sidor hasta por US$214.9 millones producto de garantías por los adeudos de Sidor con el Fondo de Inversiones de Venezuela.

Como resultado de los eventos de incumplimiento que se describen en el primer párrafo, Hylsamex podría registrar pérdidas en el valor de sus inversiones en Amazonia en sus futuros estados financieros. Además, la continuación del deterioro de la situación financiera de Sidor o el que no llegue a un acuerdo con sus acreedores, podría originar la aceleración de los créditos y obligar a Hylsamex e Hylsa Latin a responder por sus obligaciones contingentes.

HYLSAMEX

Avenida Munich #101, San Nicolás de los Garza, N.L. 66452, México

Comisión Nacional Bancaria y de Valores
Vicepresidencia de Supervisión Bursátil
Insurgentes Sur #1971, Torre Sur, Colonia Guadalupe Inn
01020, México, D.F.

Informe Anual que se presenta de acuerdo con la Circular 11-33 de la Comisión Nacional Bancaria y de Valores, correspondiente al ejercicio fiscal terminado el 31 de diciembre de 2000.

Hylsamex S.A. de C.V. y Subsidiarias

El capital social común suscrito y pagado al 31 de diciembre de 2000 se compone por:

243,756,094	Acciones Comunes Serie "B", que cotizan en la Bolsa Mexicana de Valores, S.A. de C.V. bajo la Clave "HYLSAMXBCP", inscritas en la sección de Valores del Registro Nacional de Valores e Intermediarios.

"La inscripción en el Registro Nacional de Valores e Intermediarias no implica certificación sobre la bondad del valor o la solvencia del emisor."

Índice

I- Información General

I.1. Glosario de Términos y Definiciones

A lo largo del presente documento se utilizan nombres particulares y términos técnicos. Para facilitar su entendimiento, a continuación se presenta un glosario de los más importantes.

Acero alto carbón: Acero con un contenido de más de 0.3% de carbón. Mientras más carbón se disuelva en el mineral de hierro, el acero se vuelve menos maleable y más duro.

Acero bajo carbón: El acero con un contenido de menos de 0.12% de carbón es más maleable. El exceso de carbón se remueve del acero líquido a través de un proceso de desgasificación al vacío.

Aceros microaleados: Aceros con aleaciones especiales como cromo, níquel, vanadio, molibdeno, boro, etc. Generalmente se añaden en pequeñas cantidades con el propósito de dar al acero propiedades específicas de resistencia a la tensión y/o facilitar su tratamiento técnico posterior.

Acero recubierto: Producto de acero recubierto de zinc, pintura u otro tipo de material para proteger su superficie contra la corrosión, o para propósitos decorativos.

Alambrón: Producto de acero no-plano semielaborado que se lamina a partir de billet, y se reprocesa por estirado y forjado para la producción de alambres, clavos, y otros productos similares. Las presentaciones incluyen bajo carbón, alto carbón y con microaleantes que se utiliza, entre otras aplicaciones, en los sectores de la construcción, industrial y automotriz.

Alfa: Significa ALFA, S.A. de C.V., la compañía tenedora de Hylsamex.

Amazonia: Compañía tenedora del 70% de las acciones de Siderúrgica del Orinoco, C.A. (Sidor). Hylsamex posee el 36.55% de las acciones de Amazonia.

Arrabio: Hierro de primera fusión producido en alto horno que contiene grandes cantidades de carbón (más de 1.5%). Materia prima para fabricar acero.

Billet o Palanquilla: Producto de acero semiterminado utilizado para rolar productos largos como la varilla, el alambrón, las barras y productos estructurales. El billet se diferencia del planchón por sus dimensiones exteriores y por su sección, que generalmente es cuadrada; el billet mide entre dos y siete pulgadas de arista y el planchón, de sección rectangular, entre 30-80 pulgadas de ancho y 2-10 pulgadas de espesor.

Briquetas: Piezas de mineral de hierro ya reducido y comprimido en forma de almohadillas que sirven como materia prima para la producción de acero. Debido a que las partículas no peletizadas de hierro reducido pueden sufrir combustión espontánea durante su transportación, es preferible utilizar briquetas cuando el material metálico tenga que ser transportado o inventariado.

Capacidad Instalada: La habilidad normal para producir acero en un período de tiempo determinado. Esta medida incluye requerimientos por mantenimiento.

Colada Continua: Método de vaciado del acero directamente del horno a un molde determinado, ya sea de planchón o billet. El acero del horno eléctrico se vacía las ollas que se colocan sobre un distribuidor, el cual, a su vez, se encuentre localizado encima de la colada continua. Mientras que el

acero se vacía desde el distribuidor a un molde, se solidifica formando un listón de acero caliente. Al final de la colada continua, una máquina guillotina corta el flujo continuo formando billets o planchones.

Decapado: Proceso en que el rollo de acero se limpia de la oxidación, impurezas y aceite para utilizarse en procesos posteriores. A través de un proceso continuo, el rollo se desenrolla y se pasa por un baño de ácido clorhídrico para remover la oxidación. Después, la lámina se enjuaga y se seca.

Dumping: Práctica de comercio desleal sancionada por leyes mexicanas y la Organización Mundial del Comercio, que consiste en vender un producto en el mercado de exportación a un precio menor al de su mercado doméstico.

Horno de Arco Eléctrico: Horno para la producción de acero que utiliza chatarra o hierro de reducción directa como materia prima. El calor se suministra a través de ánodos y cátodos que forman un arco de electricidad para fundir la carga metálica. Los hornos pueden ser de corriente directa (CD) o de corriente alterna (CA).

Horno Olla: Proceso intermedio en la producción de acero en el que se refinan los componentes químicos y la temperatura del acero líquido dentro de la olla en la que se descargó del horno eléctrico. Después de este proceso, el acero líquido queda listo para colarse.

HRD (Hierro de Reducción Directa): Mineral de hierro procesado que es suficientemente puro como para ser utilizado como sustituto de chatarra en los hornos eléctricos. Para remover el oxígeno del mineral, se utiliza un proceso de reducción química de los óxidos de hierro con el gas natural como agente reductor. Hylsa ha patentado su versión de este proceso bajo el nombre de HYL®. El producto terminado de este proceso se conoce como hierro prerreducido o fierro esponja.

Hylsamex, o la Compañía: significa Hylsamex, S.A. de C.V., tanto la empresa como un todo (consolidada), como la compañía tenedora en lo particular.

HYTEMP: Sistema neumático desarrollado por HYL®, mediante el cual se transporta el fierro esponja caliente a la acería para ser alimentado directamente a los hornos eléctricos para hacer acero líquido, con importantes ahorros en consumo de energía.

Lámina Rolada en Caliente: Rollo de acero laminado en un molino caliente. Se puede vender en esta forma a los clientes o se puede procesar aún más en otros productos terminados.

Lámina Rolada en Frío: Lámina de acero rolada en caliente que ha pasado por el proceso de decapado y por los molinos de reducción en frío. La lámina rolada en frío tiene un calibre considerablemente menor a la lámina caliente, por lo que se trata de un producto de mayor valor agregado.

Lingote: Producto de acero semi-terminado. El acero líquido se vacía en moldes o lingoteras en donde se solidifica. Una vez que el acero esté sólido, se quita el molde y el lingote se recalienta para posteriormente pasar por los molinos calientes.

Mineral de Hierro: Mineral que contiene suficiente hierro como para utilizarse en la producción de acero. El hierro no se encuentra en forma libre, sino que está atrapado en la corteza de la Tierra en forma de óxido de hierro.

Minimill: Se define como una planta de acero que parte de chatarra y otras materias primas para producir productos básicos. Aunque el minimill y las plantas de acero integradas siguen el mismo

proceso después de la sección de colada continua, difieren con respecto a su tamaño, que siendo menor es más eficiente en cuanto a sus relaciones laborales, mercados de productos y estilo de administración e inversión por tonelada de capacidad.

MMBtu: Unidad inglesa para medir el poder calorífico del gas.

Molino Caliente: Molino reductor consistente en varios castillos que convierte el planchón en rollos de acero. Este molino utiliza rodillos horizontales de cada vez menor distancia entre sí para presionar el planchón para producir los rollos de acero.

Panel Aislado: Producto consistente en láminas de acero galvanizado-pintadas con una inyección de poliuretano que se utiliza en la industria de la construcción.

Pélets: Partículas de mineral de hierro condensadas en pequeñas esferas en un tambor peletizador y endurecidas por medio de calor.

Planchón: Producto semi-terminado de acero plano que se lamina en un molino caliente para la obtención de lámina rolada en caliente. Los planchones tradicionales miden entre 30-80 pulgadas de ancho (y un promedio de 20 pies de largo), mientras que el producto de las coladas continuas de planchón delgado tienen 2 pulgadas de espesor.

Productos Largos: Clasificación de productos de acero que incluye varillas, barras, alambrones y productos estructurales largos en vez de planos.

Recocido: Tratamiento térmico en el que un rollo de acero rolado en frío se hace más maleable. La hoja de acero se calienta a una temperatura designada durante un período de tiempo suficiente, y después se enfría.

Sidor: Siderúrgica del Orinoco, C.V., una compañía productora de acero plano y no plano localizada en Venezuela y de la cual Hylsamex tiene una participación a través de la holding Amazonia.

Términos Reales: Cifras en pesos de un mismo poder adquisitivo.

Tubería De Línea: Tubería utilizada para la conducción de petróleo, gas natural y otros fluidos.

TPA: Toneladas por año

Varilla: Productos de acero largos rolados a partir de billets. La varilla se utiliza para reforzar carreteras, puentes y edificios.

I.2. Resumen Ejecutivo

Introducción

Hylsamex es una empresa mexicana integrada por cinco unidades de negocio: División Aceros Planos (acero rolado en caliente y frío / centro de servicio), División Alambrón y Varilla (alambrón bajo y alto carbón y varilla), la División de Aceros Procesados Galvacer (acero recubierto galvanizado y/o pintado, panel aislado y tubería con costura y galvanizada), División Materias Primas (extracción y concentración de mineral de hierro en pélets, patios de chatarra y procesadoras del mismo material) y División de Tecnología (que comercializa mundialmente la tecnología propietaria de reducción directa HYL®).

La Compañía se encuentra bien posicionada en la mayoría de los mercados que atiende. En 2000, Hylsamex obtuvo ingresos totales por Ps 14,198 millones o US$ 1,440 millones, de los cuales US$ 226 millones correspondieron a ventas de exportación. Al cierre del año, tenía activos totales por Ps 29,571 millones (US$ 3,080 millones) y empleaba directamente a 7,432 personas. Hylsamex ha formado asociaciones y alianzas estratégicas con diversas empresas de los Estados Unidos, Japón, Europa, Sudamérica y México, líderes en sus respectivos campos de actividad.

Las acciones de Hylsamex y las de su tenedora, Alfa, se cotizan en la Bolsa Mexicana de Valores. Adicionalmente, Hylsamex tiene un programa de ADR's bajo la regla 144-A y el nivel 1.

Hylsamex está domiciliada en San Nicolás de los Garza, Nuevo León, México. En 2000, vendió 2.7 millones de toneladas de producto terminado, con un porcentaje de ventas de exportación de 16%. Los productos de valor agregado representaron 60% de los embarques del año. El nivel de ingresos registrado durante 2000 posiciona a Hylsamex como la empresa siderúrgica más grande de México en términos de ingresos. La Compañía produce y vende una amplia variedad de productos de acero tanto básicos como de alto valor agregado, que se utilizan principalmente en la industria de la construcción, en los mercados de autopartes y de línea blanca. Hylsamex utiliza tecnología de tipo minimill basada en horno eléctrico. La Compañía es el grupo siderúrgico de Alfa. Por el tamaño de sus ingresos anuales, ALFA es considerada una de las empresas más grandes de México. En 2000, reportó ingresos de Ps 45,111 millones, sólo detrás de Cemex y Grupo Carso, entre los principales grupos industriales del país.

Resumen Ejecutivo

Hylsamex es una empresa diversificada dedicada a la manufactura de productos de acero a través de sus dos principales subsidiarias Hylsa S.A. de C.V. (Hylsa) y Galvak S.A. de C.V. (Galvak), mismas que para su operación son administradas a través de cinco divisiones: la División de Aceros Planos, la División de Alambrón y Varilla, la División Materias Primas, la División Tecnología y la División de Aceros procesados "Galvacer". Adicionalmente, Acerex, S.A. de C.V., una alianza estratégica entre Hylsa (50%) y Worthington Industries México, S.A. de C.V. (50%), opera una planta localizada adyacente a la División de Aceros Planos, en donde procesa y corta los productos de acero de acuerdo a las especificaciones del cliente. Hylsa también tiene participación accionaria en dos empresas encargadas de la extracción del mineral de hierro, una empresa de generación de energía, captadoras de chatarra, comercializadoras, aparte de vender internacionalmente su proceso HYL® para la producción de fierro esponja.

La siguiente tabla muestra los indicadores de volumen de ventas y activos de operación para dimensionar la importancia relativa de cada una de las divisiones mencionadas dentro de Hylsamex:

Divisiones Hylsamex	Volumen de Ventas ('000 tons)			Activos Fijos de Operación (Ps millones)		
	1998	1999	2000	1998	1999	2000
Aceros Planos	1,277	1,505	1,495	11,422	12,870	12,221
Aceros Procesados	524	623	609	2,142	2,078	1,992
Alambrón y Varilla	999	976	842	2,868	3,011	2,957
Tecnología				91	78	69
Materias Primas				1,869	1,841	1,759
Hylsabek	81	79		313		
Transacciones Internas	-284	-334	-224			
Total	**2,597**	**2,849**	**2,722**	**18,705**	**19,878**	**18,998**

Hylsa División Aceros Planos

Esta División produce lámina de acero rolada en caliente, en frío y hojalata electrolítica, en las presentaciones de rollo y hoja, contando con una amplia gama de espesores, anchos y tipos. Se destaca como la primera empresa en el mundo que fabrica lámina rolada en caliente de hasta 0.9 milímetros de espesor. Sus productos se utilizan en la elaboración de estructuras, lámina antiderrapante, polines estructurales, partes automotrices, maquinaria agrícola, cilindros metálicos para gas, lámina para tubería comercial, de línea y de alta resistencia, entre otros. De igual forma, se utilizan en la fabricación de productos galvanizados, herramientas y aparatos electrodomésticos.

La División opera con altos estándares de calidad, lo que le permite participar activamente en los mercados nacional e internacional. Fue la primer siderúrgica de América Latina y la séptima del mundo en obtener el Certificado QS-9000, exigido a proveedores de la industria automotriz. Además, cuenta con la Certificación ISO-9002.

Acerex

Acerex es un centro de servicio que procesa y comercializa acero, dando mayor valor agregado a la lámina procedente de Hylsa División Aceros Planos y de otros proveedores. Brinda el servicio de cortes longitudinales en cinta y cortes transversales en hojas. Con el apoyo de la más moderna infraestructura y un sólido enfoque de servicio al cliente, Acerex proporciona también los servicios de entregas programadas, inspección de material y certificación de espesores, entre otros.

Esta empresa, resultado de la asociación de Hylsamex con la firma Worthington Industries (principal procesador de acero en los Estados Unidos) es consistente con el objetivo estratégico de ampliar la gama de productos y servicios de alto valor agregado. Los clientes de Acerex incluyen productores de auto partes, aparatos de línea blanca, tubería, cilindros y clientes de la industria de la construcción. Acerex posee el Certificado QS-9000 que la acredita como proveedora de las industrias automotriz y de autopartes.

División Alambrón y Varilla

La División Alambrón y Varilla de Hylsa cuenta con dos plantas, Puebla y Norte, y atiende a las industrias manufacturera, de la construcción y automotriz. Produce alambrones de alto carbono, bajo carbono y microaleado, a través de una línea con enfriamiento retardado y acelerado que proporciona uniformidad en las propiedades del material. Estos alambrones y barras van dirigidos principalmente al

sector industrial y automotriz. También fabrica varilla corrugada en diámetros diversos, para usarse como refuerzo de concreto.

La calidad de la Planta Puebla está reconocida nacional e internacionalmente y se encuentra avalada por las más estrictas normas, tales como los Certificados ISO-9001, SINALP-EMA, The American Association for Laboratory Accreditation (A2LA) y las normas que regulan la construcción de reactores en plantas núcleo-eléctricas, además de haberle sido otorgado el Premio Nacional de Calidad 1990. La Planta Norte, que produce varilla, cuenta con el Certificado ISO-9002 y el A2LA.

División de Aceros Procesados Galvacer

Galvacer es la unidad de negocio de Hylsamex encargada de aceros procesados. Esta unidad organizacional está integrada por cuatro áreas de negocio: Galvak, Galvamet, Hylsa División Aceros Tubulares y Galvanet.

Galvak produce lámina de acero recubierta, galvanizada y pintada; así como tubería y perfiles estructurales, comerciales y de alta resistencia. Cuenta en todos sus procesos con tecnología de punta y sistemas de calidad certificados. Asimismo, se distingue por su proceso de comercialización, con enfoque de servicio al cliente, mediante su amplia red de Centros de Servicio y Venta en todo el territorio nacional. Se destaca también su avance en el desarrollo del comercio electrónico para promover, vender y ofrecer servicios. Mantiene presencia internacional con oficinas de venta en Dallas, Texas, Costa Rica y Santiago de Chile.

Galvak ha obtenido los Certificados ISO-9002 y QS-9000 y cuenta con el Premio Nacional de Exportación 1999. En el año 2000 recibió el Certificado de Industria Limpia, debido a sus acciones para minimizar riesgos, prevenir accidentes y proteger el medio ambiente. En enero del 2001, le fue otorgado el Premio Nacional de Seguridad e Higiene por parte del Instituto Mexicano del Seguro Social.

Galvamet es la unidad encargada de los sistemas constructivos de Galvacer. Ofrece soluciones integrales a la industria de la construcción, mediante una amplia gama de sistemas. La calidad de sus productos es enriquecida por servicios de asesoría y asistencia técnica durante la planeación y construcción de la obra; asegurando la confiabilidad de cada proyecto.

Hylsa División Aceros Tubulares (Hylsa DAT) está encargada de fabricar tubería para la conducción de líquidos, gases y cables eléctricos, así como perfiles estructurales, mismos que se comercializan en México y en los mercados internacionales. Su proceso de manufactura de alta calidad incluye cuatro líneas de producción, soldadura por inducción de alta frecuencia y galvanizado por inmersión en caliente. Cuenta con el Certificado de Calidad ISO-9002.

Galvanet es una empresa fundada en octubre del 2000, la cual tiene como finalidad promover la venta de productos de Hylsamex por medios electrónicos,(e-commerce), y apoyar en la estrategia de buscar mayor valor agregado en las ventas.

División Tecnología

Después de años de investigación, en 1957 Hylsa puso en marcha el primer proceso en el mundo de reducción directa de mineral de hierro a nivel industrial. El fierro esponja producido se utiliza desde entonces como fuente de hierro metálico para la producción de acero. La fuente de hierro metálico más generalizada para hornos eléctricos de arco es la chatarra que tiene un alto contenido de otros metales e impurezas. El uso de fierro esponja contribuye a diluir el efecto nocivo de los elementos residuales que afectan la calidad de los productos de acero. Éste es el antecedente de la Tecnología HYL, un proceso basado en gas natural, mediante del cual se produce hierro reducido de alta calidad.

El Proceso HYL continúa siendo hoy el más avanzado y flexible del mercado, por ser la única tecnología de reducción directa propiedad de una empresa siderúrgica. Como resultado, HYL ha desarrollado una gran experiencia en el área de acero vía horno eléctrico. Además, provee una variedad de tecnologías siderúrgicas a compañías de diferentes países, las cuales incluyen entrenamiento Hands-on y asistencia técnica.

La División Tecnología desarrolla y comercializa la tecnología HYL® de reducción directa propiedad de Hylsamex. La División ha participado en varios proyectos a nivel mundial (ahora 100% en operación), los cuales utilizan el proceso HYL®.

Además, la División Tecnología comercializa el know-how y tecnologías desarrolladas en otras áreas de la industria siderúrgica además de la reducción directa. Esto lo realiza mediante la transferencia de tecnologías de ingeniería, operación, mantenimiento, control, mejores prácticas y otros conocimientos, a través de servicios de asistencia técnica, adiestramiento y capacitación.

I.3. Factores de Riesgo

I.3.1. Relacionados a País

I.3.1.a. Factores Políticos, Económicos y Gubernamentales en México

La Compañía es una corporación mexicana, cuyas plantas de manufactura y principales activos se encuentran localizados dentro del país. El Gobierno Federal Mexicano (el Gobierno Mexicano) ha ejercido y continúa ejerciendo influencia significativa sobre varios aspectos de la economía mexicana. Debido a esto, las acciones del Gobierno Mexicano concernientes a la economía o a la regulación de ciertas industrias pueden tener un efecto significativo sobre entidades del sector privado incluyendo a Hylsamex, y sobre condiciones de mercado, precios y rendimientos sobre las acciones de compañías públicas mexicanas, incluyendo las de la Compañía. La condición financiera de Hylsamex, los resultados de sus operaciones y prospectos, también se pueden ver afectados por factores de inflación, tasas de interés, fluctuaciones cambiarias, tasas impositivas, inestabilidad social, nuevas regulaciones ambientales y otros eventos políticos, económicos o diplomáticos ocurriendo en, o afectando directamente a México. No se puede asegurar que eventos en desarrollo u otros factores, sobre los que la Compañía no tiene control, puedan afectar adversamente los resultados operativos y la condición financiera de la Compañía.

Durante 1998, el Producto Interno Bruto (PIB) creció 4.8%, a pesar de que la economía mexicana se vio afectada por eventos externos adversos tales como la caída de los precios internacionales del petróleo, la crisis financiera asiática que trajo como consecuencia una disminución en el crecimiento económico mundial y una severa contracción en el influjo de capitales provenientes del exterior. Como resultado de estos eventos, la tasa inflacionaria en la economía mexicana interrumpió su tendencia a la baja al alcanzar 18.6% en 1998, lo que representa tres puntos porcentuales más que el nivel de 15.7% registrado en 1997, y también superior a la meta de 12.0% establecida al principio del mismo año (1998).

La crisis internacional se transmitió a la economía mexicana a través de los flujos de capitales. La incertidumbre que causó la crisis asiática y sus consecuencias provocaron una fuerte contracción en el flujo de recursos canalizados a los mercados emergentes. Esta situación se reflejó en una

importante depreciación de la moneda local, lo que a su vez causó una inflación más alta de la esperada, expectativas de inflación mayores, incremento de presiones sobre salarios contractuales, tasas de interés a la alza y eventualmente, una contracción incipiente de la economía mexicana a finales del año.

Durante 1999, la economía mexicana experimentó un crecimiento mayor que el esperado y una tasa de inflación menor que la meta propuesta por el gobierno. Después de la desaceleración de la economía y la inflación creciente durante la segunda mitad de 1998, estas tendencias empezaron a revertirse en el primer trimestre de 1999. Durante el año, el crecimiento económico se fortaleció progresivamente y la tasa anual de inflación disminuyó continuamente.

Dos factores positivos ocurrieron ese mismo año: el crecimiento económico de Estados Unidos de América (EUA) resultó en el doble de lo esperado, lo que contribuyó a una evolución favorable de las exportaciones de México, y el restablecimiento de los precios internacionales del petróleo que influyeron de manera positiva en las finanzas públicas, así como a la cuenta corriente de México.

La tasa de inflación enero-diciembre de 1999 fue de 12.3%, menor que la meta de 13.0% que el gobierno estableció a principios del año. La tasa de crecimiento del PIB fue de 3.9%.

En junio 15, 1999, las autoridades financieras mexicanas aseguraron el financiamiento externo para el año 2000 para protegerse de la volatilidad en los mercados de capitales internacionales. México requirió del Fondo Monetario Internacional (FMI) una cantidad aproximada de US$ 4,200 millones en la forma de un crédito Stand-By para el período que finalizó en noviembre de 2000.

Con el crédito Stand-By, las autoridades mexicanas aseguraron un paquete financiero de US$ 16.9 billones. Este paquete representó un componente esencial de la estrategia del gobierno de alcanzar un cambio ordenado de la Administración en el año 2000; y se compone de los siguientes elementos:

(a) US $4.2 billones del FMI, equivalentes al 120% de la cuota de México, lo que representa ligeramente más de dos tercios de las obligaciones de recompra vigentes de México con el Fondo (aproximadamente US$ 3 billones durante la segunda mitad de 1999 y US$ 2.9 billones en 2000). Los US$ 4.2 billones se repagarán en los años 2003-2005.
(b) US$ 5.2 billones en préstamos del Banco Mundial hasta el año 2001. Estos préstamos se utilizarán para mejorar las condiciones sociales de la población menos favorecida del país y para reforzar la estabilidad macroeconómica.
(c) US$ 3.5 billones en préstamos del Banco Interamericano de Desarrollo (BID) durante el período 1999-2001. Estos fondos se utilizarán principalmente para el desarrollo financiero e institucional de los Estados y Municipios, para los programas sociales dirigidos a los grupos de bajo ingreso y para proyectos de infraestructura.
(d) US$ 4.0 billones en líneas de crédito del Export-Import Bank de EUA para financiar la importación de bienes y servicios de ese país.

El 10 de abril de 2000, México firmó un Tratado de Libre Comercio con Israel.

El junio 29, 2000, México firmó un Tratado de Libre Comercio con tres países centroamericanos (Guatemala, El Salvador y Honduras), que forman el llamado "Triángulo Noreste", efectivo en enero de 2001, que desmantela las barreras arancelarias que se mantenían desde hace 12 años.

En Julio 1, 2000, el Tratado de Libre Comercio entre México y Europa entró en vigor, así como el tratado con Israel. Actualmente, México ha firmado Tratados de Libre Comercio con Europa, Canadá,

Estados Unidos, Israel y con nueve países latinoamericanos (Venezuela, Colombia, Costa Rica, Chile, Bolivia, Nicaragua, Guatemala, El Salvados y Honduras) —No hay otro país en el mundo con tantos tratados firmados.

En Julio 2, 2000, en México se realizó la elección más transparente en su historia reciente. 37.6 millones de mexicanos votaron para elegir al nuevo Presidente para el período 2000-2006, así como a 128 senadores y a 500 diputados a nivel federal, más 3 gobernadores (Distrito Federal, Guanajuato y Morelos). El Sr. Vicente Fox Quezada, de la coalición centro-derecha, ganó la Presidencia de la República. El Sr. Fox tomó posesión como Presidente de México en diciembre 1, 2000.

El Julio 10, 2000, el Gobierno Federal anunció el Programa de Fortalecimiento Financiero para el período 2000-2001, enfocado a asegurar una transición tranquila de la nueva Administración. El Programa incluye la ampliación de líneas de crédito con instituciones financieras multilaterales (US $19.7 billones), la reducción tanto del balance como del servicio de la deuda externa y un perfil de vencimientos de deuda más manejable.

Durante el 2000, la economía mexicana registró un crecimiento económico del 6.9%, superando todas las expectativas. Lo anterior se debió a: (i) una mayor tasa de crecimiento económico mundial con respecto a la esperada, que se presentó debido al gran dinamismo que se observó en la economía norteamericana, (ii) la fortaleza de la demanda agregada en México, resultado del fuerte nivel de consumo e inversión privada. La inflación al consumidor en México alcanzo 9.0% en el año 2000, siendo esta la menor tasa de crecimiento en precios en los pasados seis años.

Sin embargo, la economía Mexicana experimentó una desaceleración significativa durante el primer trimestre de 2001. El PIB creció a una tasa de 2.8% en el período enero-marzo 2001, cifra considerablemente menor al 7.7% de crecimiento anual registrado en el primer trimestre de 2000. Por otro lado, la inflación al consumidor mantuvo su tendencia decreciente, alcanzando 7.2% para los últimos doce meses que terminaron en abril 2001, el nivel más bajo desde 1994.

La Compañía no brinda garantía de que las acciones del Gobierno Federal o de desarrollo futuros en la economía mexicana, sobre las cuales la compañía no tiene control, no afecten adversamente sus operaciones, condiciones financieras o la obligación de pago de garantías.

I.3.1.b. Injerencia del Gobierno Mexicano en las Actividades de Hylsamex

El Gobierno Mexicano ejerce un papel muy importante en el desarrollo de la actividad económica en México, a través de la emisión de políticas de fomento industrial a determinadas ramas de actividad. Aunque en la actualidad las políticas en existencia son transparentes para las actividades de Hylsamex, no existe la seguridad de que en el futuro el gobierno no decidirá emitir otras que fomenten industrias o sectores que compitan directa o indirectamente con las de Hylsamex y que, por lo tanto, afecten sus resultados.

Hylsamex realiza actividades en industrias clave para la economía mexicana como son la fabricación y el procesamiento de acero. A principios de los noventas, el Gobierno Mexicano desinvirtió su participación directa en la actividad siderúrgica a través de privatizaciones o cierre de empresas paraestatales. Sin embargo, no existe seguridad de que el actual o un nuevo gobierno no decida volver a participar en dichas industrias, estableciendo una competencia directa con las empresas de Hylsamex que podría afectar negativamente sus resultados. Así mismo, no existe la seguridad de que el gobierno no decida nacionalizar alguna de las empresas o industrias donde Hylsamex lleva a cabo sus actividades.

Algunas empresas paraestatales actuales son proveedores de insumos para las empresas de Hylsamex. En todos los casos, las relaciones comerciales se realizan bajo la base de términos de mercado. Sin embargo, no existe la seguridad de que el actual o un nuevo gobierno se mantenga esta política en forma permanente, el cambio de la misma por otra donde se imponga a Hylsamex la obligación de pagar un sobreprecio por dichos insumos, lo que podría afectar significativamente las operaciones de la Compañía.

I.3.1.c. Acciones del Gobierno Federal en Contra del Comercio Desleal

Dentro del ámbito del comercio internacional, las autoridades comerciales mexicanas han llevado a cabo en el pasado reciente diversas medidas con objeto de enfrentar la entrada de productos siderúrgicos a precios desleales. Dichas medidas se han tomado en adición a la fijación de aranceles compensatorios a determinados productos provenientes de diversos países. Durante 1998, el Gobierno Mexicano implementó dos nuevas políticas acerca de los mecanismos de comercio exterior para mejorar el problema derivado de las crecientes importaciones —bajo condiciones de comercio desleal— principalmente de países que pertenecieron a la otrora Unión Soviética y de otras partes de Asia. Estas medidas se tomaron en varios sectores selectivos de la economía, incluyendo el acero.

En julio 27, 1998 y en septiembre 4, 1998, el Aviso Automático de Importación y el Sistema de Precios de Referencia, respectivamente, se publicaron en el Diario Oficial de la Federación; ambos instrumentos entraron en vigor a finales de septiembre del mismo año.

El Aviso Automático de Importación está dirigido a recabar información oportuna y actualizada de las importaciones, así como también a permitir una revisión anticipada del origen y principales características de los productos a importar. Por otro lado, el Sistema de Precios de Referencia está enfocado a evitar la subfacturación y evasión de impuestos relacionados con las transacciones de importación.

El Aviso Automático de Importación se aplica a importaciones provenientes de 14 países: Rusia, Japón, Malasia, República Checa, Bulgaria, Corea del Sur, Indonesia, Kazajstán, India, Singapur, Sudáfrica, Yugoslavia, Rumania y Ucrania. Este mecanismo cubre las importaciones de productos de acero a través de 16 códigos aduanales, incluyendo productos tales como placa en rollo, lámina rolada en caliente, lámina rolada en frío, placa cortada a la medida, hojalata, lámina galvanizada y pintada, alambrón, estructuras, tubo con costura y tubo sin costura.

El Sistema de Precios de Referencia se aplica actualmente a las importaciones provenientes de todo el mundo, a través de 20 códigos aduanales y cubre básicamente los mismos productos incluidos en el Aviso Automático de Importación.

Hylsamex no puede garantizar que en el futuro no se vean afectados los precios del acero, resultado de una mayor importación de productos en términos de competencia desleal.

I.3.1.d. Tipo de Cambio

La política cambiaria en México ha sido diversa en el pasado reciente y en ocasiones ha llevado a fluctuaciones significativas en el valor de la divisa mexicana frente al dólar. Hacia finales de 1994, la reducción de las reservas internacionales asociadas con eventos políticos y económicos adversos forzó al banco central de México, el Banco de México (Banxico), a abandonar su política de control de tipo de cambio y permitir la fluctuación del mismo en diciembre de 1994, continuándose con esta política hasta la fecha de emisión del presente reporte. Con el régimen de libre flotación, el peso Mexicano ha experimentado en los últimos años una apreciación en términos nominales y reales. En

diciembre 31, 1998, el peso alcanzó un nivel de Ps 9.878/US$; mientras que en 1999, el peso se apreció en términos nominales en un 3.6%, cerrando el año en Ps 9.522/US$. Al 31 de diciembre de 2000, la paridad fue de Ps 9.600/US$, prácticamente sin cambio en términos nominales versus el año anterior.

Ciertas variables clave para la empresa como los ingresos, los costos y el endeudamiento se ven considerablemente afectados por el tipo de cambio existente entre el peso mexicano y el dólar de los Estados Unidos pudiendo generar fluctuaciones de consideración en las utilidades de Hylsamex.

Hylsamex estima que el 100% de sus ingresos están dolarizados, es decir, guardan una relación directa con el dólar, ya sea por que se trata de exportaciones directas o bien porque aún en México, los precios de sus productos se fijan con base en precios internacionales en dólares. Asimismo, Hylsamex estima que aproximadamente dos terceras partes de sus costos tienen la misma relación con el dólar.

Por esta razón, en el pasado, en ocasiones en que el peso mexicano se ha apreciado en términos reales contra el dólar, los márgenes de utilidad de Hylsamex se han visto afectados. Por el contrario, cuando el peso mexicano ha perdido valor, los márgenes de utilidad de Hylsamex se han visto incrementados. No obstante, aunque esta correlación de factores se ha presentado en varias ocasiones en el pasado reciente, no existe garantía de que se volverá a repetir en caso de que el tipo de cambio pierda su estabilidad.

Por otra parte, la mayor parte de la deuda bancaria de Hylsamex se denomina en dólares. Consecuentemente, un peso fuerte contra el dólar significa una menor carga financiera para la Compañía. Por el contrario, un peso débil significa una mayor carga financiera. Hylsamex ha tratado de balancear el riesgo del tipo de cambio a través de mantener una relación positiva entre los activos en dólares o que generan ingresos en dólares o cuasi-dólares y sus pasivos en dólares.

Actualmente, el tipo de cambio entre el peso y el dólar se determina con base en un régimen de flotación de libre mercado establecido por el Banxico y sobre el cual Hylsamex no tiene injerencia. No existe seguridad alguna de que el Banco de México decidirá mantener el régimen actual o cambiarlo en el futuro por algún otro. Cualquier cambio en el régimen o en el tipo de cambio en sí mismo, producto de otras circunstancias de mercado, sobre lo que Hylsamex no tiene injerencia alguna, puede llegar a tener un impacto considerable ya sea positivo o negativo sobre sus resultados y/o su situación financiera.

Además, aunque en la actualidad el Gobierno Mexicano ha mantenido una política de libre convertibilidad del dólar, en el pasado, en ciertos períodos de turbulencia económica ha establecido controles de cambios que restringen o limitan dicha convertibilidad. No existe seguridad de que en el futuro el Gobierno Mexicano no volverá a establecer controles de cambios, los que de existir podrían limitar la capacidad de Hylsamex para cumplir sus compromisos financieros en moneda extranjera y ocasionar eventos de incumplimiento en sus contratos de crédito.

I.3.1.e. Tasas de Interés e Inflación

Durante casi toda la década de los 80s y durante 1995 y 1996, México experimentó períodos de altos niveles de inflación. En el pasado, la inflación ha tenido como consecuencia tasas de interés altas, devaluaciones del peso y controles gubernamentales sustanciales sobre la paridad y los precios, los que en determinado tiempo afectaron de manera adversa los ingresos y márgenes de Hylsamex. Las tasas de inflación anuales, medidas por cambios en el INPC, publicadas por Banxico, fueron de 15.7%,

18.6%, 12.3% para los años 1997, 1998 y 1999, respectivamente. Para el período enero-diciembre de 2000, la tasa de inflación anual fue de 8.96%.

Durante los períodos de alta inflación, México ha experimentado también tasas de interés significativamente altas que afectaron la deuda pública de México y la del sector privado. Esto ha reducido las oportunidades de refinanciamiento de los vencimientos de deuda. Durante 1999, la tasa más alta de los CETES a 28 días fue de 33.4% anual, y la tasa de interés promedio fue de 21.4% anual. En el período enero-diciembre de 2000, la mayor tasa de interés sobre los CETES a 28 días fue de 18.1% anual y la tasa de interés promedio de 15.2% anual. Las tasas de inflación y de interés elevados podrían tener un efecto negativo sobre los costos de financiamiento de Hylsamex y sobre los resultados de sus operaciones. Además, podrían reducir las oportunidades de Hylsamex de refinanciar, en un momento dado, algunos de sus vencimientos de pasivos de largo plazo. Al 31 de diciembre de 2000, el 98.7% de los fondos prestados de la compañía estaban denominados en dólares y/o Unidades de Inversión (UDI's).

I.5.2. Relacionados con Hylsamex

I.3.2.a. Naturaleza Cíclica de Algunos Negocios de Hylsamex

Hylsamex realiza sus actividades en industrias que en el pasado han estado sujetas a una alta ciclicidad. Dichos ciclos se han caracterizado por épocas de gran bonanza, seguidas por otras de una declinación pronunciada. El origen de estos ciclos es diverso, incluyendo el estado de la economía en México, en Estados Unidos, Europa, etc., la situación de oferta y demanda de los productos, el alto monto de inversiones de capital que se requieren para llevar a cabo proyectos de inversión, el largo período de tiempo que se necesita para que los mismos maduren, etc.

El resultado es la presencia de períodos con un alto nivel de inversiones, lo que produce sobreoferta, competencia incrementada, abatimiento de precios y márgenes de operación y ganancias reducidas. No existe garantía de que los ciclos que han afectado a las actividades de Hylsamex en el pasado y que actualmente la afectan, desaparecerán en el futuro cercano o ya no se presentarán.

I.3.2.b. Competencia y Liberalización Comercial

Los mercados para la mayoría de los productos de la Compañía son altamente competitivos. Las políticas de libre mercado en México y el exceso de capacidad que existe mundialmente en ciertos productos de acero han resultado en, mayor competencia para la Compañía. México se unió al Acuerdo General sobre Tarifas y Comercio (GATT) en 1986 y desde entonces ha excedido las metas de reducciones en tarifas arancelarias y ha eliminado la mayoría de las barreras no-arancelarias. Entre 1986 y 1988, las tasas promedio de los aranceles sobre productos de acero impuestas a terceros países disminuyó de 40% a 10%. El promedio de los aranceles aplicados a Estados Unidos y a Canadá a fin del año 2000 era de 3% como resultado de la operación del Tratado de Libre Comercio con Norteamérica. El Tratado de Libre Comercio con Norteamérica (TLCAN), que entró en vigor en enero 1 de 1994, está diseñado a reducir las barreras de comercio entre Canadá, Estados Unidos y México, y como resultado, a integrar la region de Norteamérica. En particular, se espera que las tarifas de importación de los productos de acero en los tres países se elimine completamente en enero 1, 2003. La Compañía no puede establecer con precisión el efecto que el TLCAN tendrá sobre su negocio, condiciones financieras o resultados operativos. Mientras que la implementación del TLCAN puede facilitar el acceso de la Compañía a los mercados de Estados Unidos y Canadá, también puede incrementar la competencia en México al eliminar sus barreras arancelarias a las compañías de Estados Unidos y de Canadá.

Además, México ha ampliado la esfera geográfica de la liberalización del comercio en adición al TLCAN, a través de la celebración de tratados comerciales con varios países o regiones del orbe. Los tratados son: los tratados de Libre Comercio con Europa, Israel y con nueve países latinoamericanos.

El resultado final de dichos tratados ha sido el incremento de la actividad comercial entre México y los países involucrados en los mismos. A nivel país, los tratados han tenido un beneficio neto para México. Hylsamex también se ha visto favorecida por dichos tratados, ya que ha podido incrementar en forma substancial sus exportaciones. No obstante, no existe seguridad de que los tratados mencionados seguirán en vigor en forma permanente. Además, México podría decidir firmar nuevos convenios o tratados comerciales con otros países o regiones, que podrían tener un resultado adverso sobre las operaciones de Hylsamex.

En años recientes, la competencia en las industrias en que participa Hylsamex se ha exacerbado por los ciclos económicos ya comentados. Esto ha ocasionado menores precios de venta y márgenes de utilidad. Aunque la situación actual es ya problemática, no existe seguridad de que la competencia no se intensificará aun más, con el consecuente impacto en los resultados de la compañía.

También, las operaciones de Hylsamex se han visto afectadas en fechas recientes por la presencia de productos importados a México siguiendo prácticas de comercio desleal (dumping). Aunque Hylsamex y otros participantes mexicanos de las industrias afectadas han presentado demandas contra dichos productos ante las autoridades competentes, la respuesta de las mismas no siempre ha sido favorable y aún en aquellos casos en que sí lo ha sido, no ha sido siempre suficiente para frenar por completo las prácticas desleales.

No existe seguridad de que las operaciones de Hylsamex no se verán afectadas en el futuro por mayor competencia internacional o por la importación a México de cantidades incrementales de productos competidores, sea o no en condiciones de dumping.

I.3.2.c. Regulaciones de Precios

En los años pasados, los precios de ciertos productos de la Compañía se han visto afectados por los programas de estabilización económica implementados por el Gobierno Mexicano. Durante el período de 60 días que comenzó el 4 de enero de 1995, las compañías mexicanas acordaron con el Gobierno Federal a no incrementar los precios más de lo necesario para cubrir los costos y gastos más altos. Después de éste período, no ha habido otras restricciones de precios y las compañías tienen la libertad de determinar sus precios. No hay garantía de que el Gobierno Mexicano no imponga controles de precios en un futuro. Si existieran dichos controles, las operaciones y la rentabilidad de la Compañía pudieran verse afectadas.

I.3.2.d. Disponibilidad de Materias Primas

Para llevar a cabo sus actividades, Hylsamex depende del abastecimiento oportuno y a precio competitivo de materias primas que le proporcionan proveedores tanto de México como del extranjero. Entre dichas materias primas se encuentran la chatarra de acero y el hierro prerreducido.

La Compañía no ha experimentado, en fecha reciente, una reducción de sus niveles de operación por la falta de materias primas en algunas de sus empresas. Además, actualmente existen numerosos proveedores alternos para algunas de sus materias primas. Sin embargo, no existe la

seguridad de que Hylsamex será siempre capaz de comprar sus materias primas en las cantidades necesarias y a los precios requeridos en el futuro. Si la compañía no fuese capaz de hacer esto, podría haber un efecto económico adverso en sus resultados de operación.

I.3.2.e. Costos de Energía

El costo de la energía, que incluye la electricidad y el gas natural, es un componente relevante en la estructura de costos y gastos de Hylsamex. En el presente, con excepción de una cantidad limitada de electricidad generada por la Compañía, o comprada a Planta Eléctrica Grupo Industrial S.A. de C.V. (PEGI), de la que Hylsamex posee el 52% del capital, el Gobierno Mexicano es el único proveedor de la electricidad y el gas natural que la Compañía requiere. En los años recientes, el Gobierno Mexicano ha adoptado la política de establecer los precios de la energía a niveles consistentes con los precios internacionales prevalecientes. Actualmente, los precios del gas natural en México están ligados a los precios del gas natural producido en el sur de Texas.

En fechas recientes, estos energéticos han experimentado alzas significativas de precio, que han ocasionado una reducción importante en los resultados de Hylsamex. En lo que respecta al gas natural, su precio en Monterrey fue de US$ 5.90/MMBtu en diciembre de 2000, y representa un incremento de 178% sobre el nivel de US$ 2.12/MMBTu registrado a diciembre de 1999, un crecimiento desmedido. En medio de este entorno, Hylsamex decidió reducir el consumo de gas natural a partir de septiembre de 2000, disminuyendo significativamente los requerimientos de este insumo para el resto del año (dado el paro de ciertas instalaciones de fierro esponja) al utilizar materias primas sustitutas al metálico producido internamente como son la briqueta de hierro prerreducido y el arrabio. En lo concerniente a la electricidad, su costo en diciembre de 2000 ascendió a US¢ 3.64/KWh, un incremento de 14% si se compara con los US¢ 3.19/KWh registrados en el año anterior. El aumento está principalmente asociado con el 41% de la tarifa de la electricidad en México que está ligado al precio de los hidrocarburos.

Petróleos Mexicanos (Pemex), la compañía petrolera estatal mexicana, es el único proveedor de gas natural en el país. Pemex determina el precio de venta del gas natural en función del precio de dicho insumo en el mercado spot del sur de Texas, EUA, mismo que ha experimentado una gran volatilidad en fechas recientes. Ante esta situación, la mayor parte de la industria mexicana, Hylsamex incluida, sufrió un fuerte efecto en sus resultados, situación que llevó a discusiones y negociaciones con Pemex y las autoridades reguladoras de la energía en México para buscar una nueva fórmula de precios.

Como resultado de dichas negociaciones, se llegó a un acuerdo en el que Pemex venderá el gas natural por los siguientes tres años a un precio fijo de US$ 4.0/MMBtu's, por una cantidad de consumo comprometida. Sin embargo, no existe seguridad de que el precio del gas natural en el mercado spot se mantenga por encima de dicho nivel de precios o se reduzca, lo que ocasionaría una pérdida para las empresas con niveles de consumo atados al precio de US$ 4.0/MMBtu's. Tampoco existe garantía de que al término de los tres años comprometidos, Pemex siga proporcionando el gas natural a un precio competitivo contra el que exista en ese momento en el mercado spot.

Los incrementos en el precio de los energéticos aquí mencionados han tenido y podrían seguir teniendo un impacto significativo en los resultados de operación de Hylsamex, ya que su habilidad para transferirlos a sus clientes podría verse limitada por las circunstancias del mercado presentes en un momento dado.

I.3.2.f. Asociaciones Estratégicas, Contratos de Licencias

En algunas de sus subsidiarias, Hylsamex cuenta con asociaciones estratégicas con compañías mexicanas o extranjeras. Algunos de estos socios licencian tecnología o marcas comerciales a favor de Hylsamex, para su uso en la producción o comercialización de ciertos productos, que de otra forma no estaría disponible. Sin embargo, no existe seguridad de que en el futuro, algunos de estos socios no preferirán, por cualquier razón, conducir actividades comerciales en forma directa, terminando su asociación con Hylsamex. Por lo tanto, tampoco existe garantía de que la Compañía tendrá éxito en mantener o renovar los convenios de asociación o licencia en la forma actual o en otra igualmente conveniente.

Tampoco existe seguridad con respecto a la formación de futuras asociaciones estratégicas con socios actuales o potenciales que permitiesen a Hylsamex desarrollar mejor sus actividades. Así mismo, no existe la garantía de que Hylsamex pueda desarrollar tecnología en forma independiente, que venga a sustituir alguna que en la actualidad le proporciona alguno de sus socios estratégicos.

I.3.2.g. Accionistas Mayoritarios

Hylsamex es una empresa con 18% de su capital social común colocado entre el público inversionista y el 82% remanente perteneciente a ALFA. Por lo tanto, ALFA, la compañía controladora de Hylsamex, posee un nivel de tenencia accionario que le permite elegir a los miembros del Consejo de Administración de la Compañía y determinar el resultado de aquellas decisiones en las que se requiera una mayoría accionaria.

I.3.2.h. Incumplimiento en Mantenimiento de Índices Financieros en Contratos de Crédito

En fechas recientes, la presencia de ciclos económicos a la baja, la apreciación del tipo de cambio del peso contra el dólar y los altos costos de energéticos han afectado los resultados de las operaciones de Hylsamex y de sus subsidiarias. Al 31 de diciembre de 2000, esto ocasionó el incumplimiento por parte de Hylsa, la principal subsidiaria de Hylsamex, en sus obligaciones de mantener ciertos índices financieros de acuerdo a contratos de crédito existentes. Dicho incumplimiento podría otorgar a los bancos acreedores ciertos derechos, incluido el de reclamar el pago anticipado de los montos adeudados a ellos por las empresas involucradas.

Esta situación fue explicada a los bancos acreedores de dichos contratos de crédito. En el caso de Hylsa, los acreedores otorgaron una dispensa para el cumplimiento de los índices financieros de los contratos, efectiva hasta el 31 de enero de 2002.

Al 31 de marzo de 2001, las mismas razones ya explicadas ocasionaron un nuevo incumplimiento de índices financieros por parte de Hylsa en otros contratos de crédito. Nuevamente, la Compañía entró en negociaciones con los acreedores de dichos contratos obteniendo las dispensas necesarias.

No existe seguridad de que al 31 de enero de 2002 Hylsa volverá a cumplir los índices financieros comprometidos y no requerirá una extensión de las dispensas ya obtenidas. Tampoco existe la seguridad de que de necesitarla, los bancos acreedores la volverán a otorgar.

Finalmente, no existe la seguridad de que ninguna otra empresa subsidiaria de Hylsamex ó Hylsamex misma no incumplirá con la obligación de mantener índices financieros establecidos en los contratos actuales. Tampoco existe la seguridad de que los bancos acreedores no ejercerán sus derechos de reclamar el pago de sus adeudos, de presentarse incumplimientos a los contratos de crédito firmados por Hylsamex o por cualquiera de sus subsidiarias.

I.3.2.i. Relación con Amazonia y Sidor

En enero de 1998, Hylsamex, con participación de algunas de sus subsidiarias, adquirió el 35% de las acciones de Amazonia, una compañía holding formada para adquirir el 70% de las acciones de Siderúrgica del Orinoco, previamente propiedad del Gobierno de Venezuela. En Amazonia participaron como accionistas cuatro de los productores más grandes y competitivos de acero en América Latina: Hylsamex con 35% (tenencia incial), Techint (Siderar, en Argentina y TAMSA, en México) con 35%, Sivensa (Venezuela) con 20% y Usiminas (Brasil) con 10% del capital social de Amazonia. El 30% restante del capital de Sidor permanece en poder del Gobierno de Venezuela. Hylsamex financió esta inversión a través de dos operaciones de crédito totalizando US$ 246 millones: US$ 210 millones en Hylsa y US$ 36 millones en Hylsamex.

Sidor es el productor de acero más grande de Venezuela (con US$ 2,764 millones en activos a Diciembre de 2000 y una capacidad de producción anual de más de tres millones de toneladas) y es el sexto productor de acero de Latinoamérica. Las instalaciones de Sidor se encuentran localizadas en Puerto Ordaz, a orillas del río Orinoco, con una ubicación estratégica para la exportación de productos a muy bajo costo. En Venezuela existen otros factores que hacen al país un lugar estratégico para la producción de acero: grandes yacimientos de mineral de hierro y energéticos tales como el gas natural y la electricidad a precios muy por debajo de los existentes en otros países. Por otro lado, la capacidad instalada de Sidor es mayor al consumo de acero de Venezuela (en condiciones normales), por lo que gran parte de sus ingresos provienen de exportaciones.

Los resultados de Sidor no han sido los esperados por Hylsamex al momento de su inversión en Amazonia. Varios eventos han complicado el rendimiento esperado, entre ellos:

(a) La crisis económica en Venezuela, que colapsó el mercado siderúrgico doméstico entre 40% y 50% durante la segunda mitad de 1998. Además, la sobrevaluación del bolívar hace poco competitivas a las exportaciones, las cuales son un componente determinante del total de ventas;

(b) Las crisis económicas de Rusia y de diversos países asiáticos (que son importantes productores y consumidores de acero a nivel mundial), provocaron caídas importantes en el precio internacional del acero, ya que los volúmenes de exportación de esos países aumentaron significativamente (debido a la caída del consumo doméstico), y en la mayoría de los casos a precios dumping, lo que se reflejó también en reducciones importantes en los niveles de exportación de Sidor;

(c) El diferimiento por falta de recursos de las inversiones necesarias para la mejora de los procesos de producción.

En consecuencia, tanto Sidor como Amazonia se vieron en la necesidad de negociar la reestructuración de su deuda bancaria y con el Fondo de Inversiones de Venezuela, misma que se alcanzó en Febrero del 2000. Con está reestructuración, ambas empresas obtuvieron un año de gracia en el pago de intereses, así como períodos de gracia de hasta 4 años en el pago de principal. La deuda de Sidor al momento de la reestructuración ascendía a US$ 1,251 millones, mientras que la de Amazonia tenía un nivel de US$ 247 millones. Una parte integral del acuerdo de reestructuración consistió en la aportación de US$ 300 millones por parte de los accionistas de Sidor. Los US$ 84 millones aportados por Hylsamex fueron fondos provenientes de Alfa, la Compañía tenedora de Hylsamex. La participación actual de Hylsamex en Amazonia asciende a 36.55%.

Las cifras operativas de Sidor fueron mejorando durante el año 2000, generando EBITDA por US$ 138 millones, lo que contrasta con una generación negativa de US$ 33 millones en 1999. La mejoría

en los resultados de Sidor le está permitiendo mantenerse en cumplimiento con respecto a los compromisos resultantes de la reestructuración financiera.

Sin embargo, Hylsamex continúa con una exposición relevante en Venezuela a riesgos tales como la inestabilidad política y social, cambios económicos ó situaciones de carácter diplomático que pudiesen afectar las operaciones de Sidor y que además pudiesen resultar en acciones por parte del gobierno venezolano como el congelamiento de cuentas bancarias, la imposición de controles a los capitales, la imposición de controles de precios y salarios o la aplicación de restricciones a remitir flujos al exterior de inversiones realizadas en Venezuela. Hylsamex no puede asegurar que eventos en Venezuela, o desenvolvimientos en la economía venezolana, o que acciones por parte del gobierno venezolano, sobre los que la Compañía no tiene control, no afectarán en el futuro de las operaciones de Sidor y Amazonia y, por tanto, los resultados de la participación de Hylsamex en estas empresas.

I.3.2.j. Pasivos Contingentes

Sidor adeuda al Gobierno Venezolano la cantidad de US$ 642 millones de dólares. Sobre dicha deuda, los dueños de Amazonia han otorgado garantía de pago en función a su porcentaje de tenencia. En el caso de Hylsamex, la garantía otorgada asciende a la cantidad de US$ 231.6 millones. No existe la seguridad de que Sidor podrá cumplir en forma oportuna y suficiente con sus compromisos de pago de la deuda a favor del Gobierno Venezolano y que, por lo tanto, la garantía ofrecida por los socios de Amazonia no será ejercida por el mismo.

Además, los socios de Amazonia otorgaron una fianza a favor del mismo Gobierno que para el año 2001 es de US$ 125 millones por el cumplimiento de ciertos compromisos de inversión y de otro tipo, a ser llevados a cabo por Sidor en años futuros. De esta cifra, Hylsamex es responsable hasta por US$ 45 millones, en función de su porcentaje de tenencia en Consorcio Amazonia. No existe la seguridad de que Sidor cumplirá con sus compromisos de inversión y otros en forma oportuna y suficiente y que por lo tanto el Gobierno Venezolano no ejercerá la fianza existente a su favor, lo que se traduciría en un pasivo a cargo de los socios de Consorcio Amazonia.

Amazonia tiene adeudos con bancos acreedores por US$ 253 millones. Con relación a dichos adeudos, los socios de Amazonia se comprometieron a liquidar a los bancos acreedores la cantidad de hasta US$ 25 millones en forma proporcional, de ocurrir ciertos eventos previstos en los contratos de crédito en el año 2007. De esta cifra, Hylsamex es responsable hasta por US$ 9 millones. No existe la seguridad de que los eventos que disparan el compromiso de pago de los US$ 25 millones no se presentarán en el futuro, lo que redundaría en un compromiso de pago de Hylsamex a los bancos acreedores de Amazonia hasta por los citados US$ 9 millones.

Como resultado de la participación de Hylsa en la empresa POSVEN (POSCO de Corea es el accionista mayoritario), compañía productora de briquetas de hierro pre-reducido, esta subsidiaria de Hylsamex garantizó créditos puente por US$ 13.3 millones (basado en 5% de tenencia accionaria). La imposibilidad de POSVEN de refinanciar este pasivo (total de US$ 266 millones) puede implicar el cumplir con dicha garantía.

I.3.2.k. Volatilidad en el Mercado de Valores

Las acciones de Hylsamex se cotizan en la Bolsa Mexicana de Valores y tiene un programa de ADR's bajo la regla 144 y el nivel 1. La inversión en acciones de Hylsamex o de cualquier otra emisora contiene elementos de riesgo ajenos a la operación propia de la empresa. Por ejemplo, en fechas recientes, el mercado accionario mexicano ha sufrido gran volatilidad debido a la globalización de los

mercados financieros, que hace que las crisis en algunas regiones del mundo afecten indirectamente a otras regiones, aun cuando con éstas exista poca relación comercial.

Además, en forma particular, el mercado mexicano de valores está muy influenciado por el comportamiento de los mercados financieros de Estados Unidos debido a la fuerte presencia de inversionistas extranjeros en México, en particular estadounidenses.

La volatilidad del mercado mexicano de valores ha impactado en el precio de las acciones de emisoras mexicanas, Hylsamex incluida. No existe seguridad de que en el futuro el mercado esté exento de verse afectado por los factores negativos como los que se han mencionado o de que, de verse así afectado, el precio de la acción de Hylsamex no sufra por la misma volatilidad.

I.3.2.I. Asuntos Ambientales

Las operaciones de la Compañía están sujetas a las regulaciones federales y estatales con relación a la protección del medio ambiente. La ley fundamental acerca del medio ambiente en el sistema federal mexicano es la Ley General de Balance Ecológico y Protección Ambiental. La Secretaría del Medio Ambiente y Recursos Naturales (SEMARNAT) es la autoridad federal encargada de supervisar la observancia y la aplicación de las leyes reguladoras del medio ambiente. Como parte de sus poderes de aplicación, la SEMARNAT está autorizada a proceder administrativa y legalmente en contra de las compañías que violen las leyes del medio ambiente y a clausurar las plantas que no cumplan con dichas disposiciones. Bajo la Ley General de Balance Ecológico y Protección Ambiental, el Gobierno Mexicano ha implantado un extenso programa de protección del medio ambiente al promulgar regulaciones concernientes al agua, tierra, aire y contaminación por ruido, y a las substancias peligrosas. Adicionalmente, el Gobierno Mexicano ha ratificado regulaciones concernientes a la importación de substancias peligrosas y a los desechos.

Bajo la Ley General de Balance Ecológico y Protección Ambiental, una compañía puede requerir la inspección de sus plantas productivas y establecer convenios con las autoridades federales mexicanas en los que la compañía acuerda adecuar sus plantas a las disposiciones de dicha Ley. Las inspecciones llevadas a cabo por las autoridades mexicanas han revelado condiciones en ciertas de las instalaciones de Hylsamex en las que se pudiera no estar conforme a las regulaciones y leyes del medio ambiente mexicanas. La Compañía ha establecido voluntariamente convenios con las autoridades federales y estatales en las que se acuerda, entre otras cosas, a invertir más en equipos anticontaminantes más efectivos para sus plantas.

La Compañía ha gastado, y puede ser obligada a gastar en el futuro, montos sustanciales para cumplir con las leyes y regulaciones federales y estatales acerca del medio ambiente. La Compañía invirtió aproximadamente US$ 2.2 millones en proyectos anticontaminantes en 1999 y aproximadamente US$ 1.4 millones en el año 2000 para cumplir con los estándares del medio ambiente. La mayoría de tales inversiones están enfocadas a equipos de reducción de emisiones de polvo y humo en las acerías de sus plantas en Monterrey y Puebla y protección ambiental en las minas. La Compañía no espera incurrir en gastos de capital significativos en proyectos anticontaminantes en sus otras plantas. Debido a que las leyes del medio ambiente se han vuelto cada vez más restrictivas en México, las inversiones en activos de la Compañía y las erogaciones por cumplimiento de estas leyes puede incrementarse en el futuro. Adicionalmente, no hay garantía de que modificaciones a las leyes reguladoras actuales o la adopción de leyes y regulaciones más estrictas, no resultará en la necesidad de inversión en equipo de control de contaminación que actualmente no forma parte del programa de inversión de la Compañía, o puedan tener un efecto adverso en los resultados de las operaciones de la Compañía.

I.4. Otros Valores Inscritos en el RNVI

La Compañía ha entregado de manera completa y oportuna toda la información relacionada con eventos relevantes, jurídicos y financieros por los últimos dos ejercicios de conformidad con las reglas establecidas por la Comisión Nacional Bancaria y de Valores.

II. La Compañía

II.1. Historia y Desarrollo

Hylsamex se conformó en 1991 al agrupar las subsidiarias Hylsa, S.A. de C.V. (Hylsa) y Galvak S.A. de C.V. (Galvak). Posteriormente se adquirió Hylsa-Bekaert, S.A. de C.V. (Hylsabek), antes Alambres y Derivados de México, S.A. de C.V.. Hylsa es una empresa productora de acero integrada, con proceso de horno eléctrico y ruta de producción de las denominadas minimill. Galvak es un productor de acero plano galvanizado y pre-pintado, tubería mecánica y paneles aislados. Hylsabek es una co-inversión entre Hylsamex (50.01%) y N.V. Bekaert, S.A. (49.99%), y se dedica a la producción de derivados de alambre. En 1994, Hylsamex lanzó una oferta pública colocando acciones en la Bolsa Mexicana de Valores y un programa de ADRs bajo la regla 144-A (actualmente también se tienen ADRs en el nivel 1).

La historia de Hylsamex se remonta a los años cuarentas en el caso de Hylsa, su principal subsidiaria, y a principios de los ochentas en el caso de Galvak. La subsidiaria Hylsabek, que fue el resultado de la compra de ciertos activos en la privatización del sector siderúrgico propiedad del gobierno Mexicano en 1991 y la consecuente formación de una co-inversión con y N.V. Bekaert, S.A. de Bélgica, se desinvirtió en diciembre del 1999. A continuación se presenta una breve historia y desarrollo de las dos principales subsidiarias de Hylsamex (Hylsa y Galvak) y de las cuales Hylsamex posee el 100% de su capital social común.

II.1.1. Historia y Desarrollo de Hylsa S.A. de C.V.

II.1.1.a. Fundación de Hylsa S.A. de C.V.

Constitución
Hylsa es una sociedad anónima de capital variable constituida bajo las leyes mexicanas según consta en la escritura pública número 177 de fecha 29 de junio de 1942 pasada ante la fe del licenciado Emeterio Martínez de la Garza, Notario Público que ejerció en la ciudad de Monterrey, Nuevo León. Dicha escritura fue inscrita en el Registro Público de la Propiedad y del Comercio bajo el número 180, libro 3, volumen 108, Sección del Comercio, segundo auxiliar en la ciudad de Monterrey, Nuevo León, el día 29 de julio de 1942.

Con fecha 20 de octubre de 1976, mediante escritura pública número 2220, ante la fe del licenciado Edmundo Rodríguez Guzmán, Notario Público número 58 de la ciudad de Monterrey, Nuevo León, Hojalata y Lámina, S.A., cambia su denominación por la de Hylsa, S.A. Dicha escritura se encuentra debidamente inscrita en el Registro Público de la Propiedad y del Comercio bajo el número

2174, volumen 29, libro 4, tercer auxiliar – Actos y Contratos Diversos, Sección de Comercio en la ciudad de Monterrey, Nuevo León el día 26 de noviembre de 1976.

Con fecha 31 de julio de 1985, mediante escritura pública número 14432, ante la fe del licenciado Jesús Montaño García, Notario Público número 60 de la ciudad de Monterrey, Nuevo León, Hylsa, S.A. cambio su modalidad a S.A. de C.V., dicha escritura se encuentra debidamente inscrita en el Registro Público de la Propiedad y del Comercio bajo el número 2644, volumen 156, libro 4, tercer auxiliar- Actos y Contratos Diversos, Sección de Comercio en la ciudad de Monterrey, Nuevo León, el día 9 de agosto de 1985.

Sus oficinas principales se encuentran ubicadas en Av. Munich número 101, colonia Cuauhtémoc, 66452 San Nicolás de los Garza, Nuevo León, México. El titular del área de Relaciones con Inversionistas es el Lic. Othón Díaz del Guante y su teléfono es (8)3281240.

Historia

En abril de 1943, un grupo de empresarios mexicanos preocupados por la escasez de acero, consecuencia de la Segunda Guerra Mundial, decidieron establecer una pequeña planta productora de lámina que requerían para fabricar corcholatas. Así nació Hojalata y Lámina, ahora llamada Hylsa.

II.1.1.b. Período 1942-1990

De entre los eventos relevantes por los que Hylsa atravesó en este período, se pueden citar los siguientes:

(a) A fines de los años cuarenta, se presentó una escasez de placa, la cual era uno de los principales insumos del molino. Hylsa resolvió fabricarla, instalando sus primeros hornos eléctricos.

(b) A principios de los años cincuenta, con la guerra de Corea, la chatarra también comenzó a escasear. Después de varios esfuerzos de investigación, Hylsa desarrolló el primer proceso industrial de reducción directa en el mundo, lo que le permitió usar mineral de hierro sin la inversión de un alto horno para sustituir la chatarra importada.

(c) En los años setenta se disparó el crecimiento económico de México, e Hylsa respondió ampliando constantemente su capacidad e incursionando en otros productos de acero, como varilla y alambrón.

(d) A principios de los ochenta sobrevino la crisis económica de México. De un año a otro la demanda de acero se desplomó a la mitad y la empresa cayó en serios problemas financieros. Pese a ello, Hylsa se mantuvo operando casi a capacidad total.

II.1.1.c. Período 1991-2000

En 1991, cuando el gobierno privatizó las siderúrgicas paraestatales y aunado esto a la apertura de fronteras y la desregulación que se empezó en el sector siderúrgico desde mediados de los ochentas, Hylsa inició un programa de modernización, lo cual aumentó su capacidad, colocando a la empresa entre los productores de acero más avanzados, eficientes y rentables del mundo.

Hylsa, reconociendo que opera en una industria global, vio esencial el mantenerse competitiva, e invirtió importantes recursos en activos fijos y tecnología. Consecuentemente, se presentó un período intenso de inversiones que totalizaron US$ 1,575 millones en modernización y expansión de la

capacidad instalada desde 1991 a 2000. El objetivo estratégico de Hylsa es ser el productor de acero en Norte América con más alto margen. Para lograr este objetivo, Hylsa ha establecido las siguientes estrategias: (i) modernizar e incrementar la capacidad de sus instalaciones; (ii) incrementar su integración vertical a través de la participación en el procesamiento adicional del acero, fabricando productos de acero de mayor valor agregado; y (iii) continuar con los programas de reducción de costos. Cumpliendo estas estrategias, la Compañía espera lograr posicionarse como el proveedor de productos de acero preferido en México así como, ser un proveedor competitivo en los mercados internacionales.

En Junio de 1993, Hylsa empezó un ambicioso programa de modernización con la construcción de un minimill de colada continua de planchón delgado (Molino #2), utilizando tecnología siderúrgica de punta, siendo la segunda empresa, después de Nucor de Estados Unidos, en instalar un molino de este tipo. Durante el primer trimestre de 1995, Hylsa terminó la Fase 1 del proyecto de modernización de la División de Aceros Planos con un costo de US$ 400 millones, al añadir una capacidad de 750,000 TPA de acero rolado en caliente con estándares de calidad mundial y con inversiones adicionales en el proceso de decapado y molinos fríos que dan valor agregado al producto plano. Con la conclusión de este proyecto, la Compañía cree que la División de Aceros Planos logró ser uno de los productores de acero de más bajo costo en Norte América, incrementado la capacidad anual de producción combinada de la División a 1,750,000 TPA, mejorando la calidad del producto, reduciendo sus costos e incrementando el rango de productos, el cual ahora incluye productos más anchos y de menores calibres. Esta nueva instalación ha permitido a la División continuar satisfaciendo la demanda internacional para productos de acero de mayor calidad y juega un rol significativo en la capacidad de la División para explotar las oportunidades en el mercado de exportación.

Durante 1995, a raíz de la crisis generada por la devaluación significativa del peso mexicano, Hylsa enfrentó una caída considerable en la demanda de acero doméstica, misma que compensó con exportaciones crecientes a diversos mercados del exterior, aprovechando la situación favorable de precios del acero que prevalecía en ese entonces y a la disponibilidad de producto con estándares mundiales como el proveniente de su recién inaugurado Molino #2, el minimill de colada continua de planchón delgado. También en 1995, se termina la construcción del centro de servicio ACEREX con una inversión de US$ 23 millones, una co-inversión con la empresa estadounidense Worthington Industries, con capacidad de 400,000 TPA de procesamiento de acero en hojas o en tiras.

En 1996, Hylsa inició la Fase 2 de su programa de modernización enfocada a lograr el objetivo de la Compañía de convertirse en el productor de acero en Norte América con más alto margen. La Fase 2 consistió principalmente de tres elementos: (i) la expansión ya planeada del Molino #2 y la adición de nuevas instalaciones procesadoras de acero en la División Aceros Planos; (ii) la construcción de una planta de fierro esponja adyacente a las instalaciones del Molino No #2; y (iii) la instalación de equipo más moderno y la fabricación de nuevos productos en la División de Alambrón y Varilla.

También, en 1996 Hylsa inició la construcción de una planta de fierro esponja 4M con capacidad de 700,000 TPA adjunta al Molino #2, que requirió una inversión de US$ 75 millones. Esta planta de fierro esponja incrementó la capacidad de producción de este mineral soportando la segunda fase del Molino #2. La planta 4M introduce nuevos procesos que permiten operar sin un reformador de gas natural, por lo tanto reduciendo la inversión específica y el HYTEMP®, un sistema neumático para la transportación y descarga de fierro esponja a aproximadamente 600 grados centígrados. La nueva planta de fierro esponja inició operaciones el 18 de abril de 1998 y actualmente está operando a plena capacidad.

En mayo de 2001 se incrementó la capacidad de la planta 4M de 700,000 a 1 millón de TPA, mediante la interconexión del sistema de absorción de CO2 de la planta 3M5.

Durante 1997 y 1998, Hylsa invirtió US$ 135 millones y US$ 136 millones, respectivamente, en varios proyectos de la División Aceros Planos, incluyendo la segunda fase del Molino #2 y, para dar un mayor valor agregado a los productos, también invirtió en una nueva línea de decapado y en una línea de rolado en frío en la misma División. El inicio de operaciones para esta segunda fase del Molino #2 fue el 30 de octubre de 1998. Esta expansión incrementó la capacidad anual del Molino #2 a 1.5 millones de toneladas anuales mediante un horno de arco eléctrico, un horno olla, una máquina de colada continua de calibres delgados y un horno túnel con un costo aproximado de US$ 140 millones. Esta expansión permite utilizar plenamente la capacidad instalada de la línea de rolado caliente del Molino #2 que fuera instalada en la Fase 1. El inicio de operaciones para la nueva línea de decapado con capacidad de 350,000 toneladas fue el 20 de agosto de 1998 y la línea de rolado en frío con capacidad de 150,000 TPA inició operaciones el 21 de septiembre de 1998. Estas dos nuevas instalaciones alcanzaron 100% de su capacidad durante el primer trimestre de 1999.

Adicionalmente, durante 1997 y 1998, Hylsa invirtió US$ 48 millones y US$ 41 millones, respectivamente, para terminar varios proyectos en la División Alambrón y Varilla, incluyendo la instalación de un nuevo horno de fusión. El horno eléctrico nuevo, con capacidad de 120 toneladas por colada, sustituyó a los dos hornos existentes. Esta nueva instalación inició operaciones en julio de 1998. Adicionalmente, un nuevo horno olla sustituyó el horno olla existente. La administración opina que con estas inversiones se incrementará la productividad, se reducirán costos, se mejorará la calidad de los productos existentes y permitirá el desarrollo de nuevos productos. Hylsa también invirtió en una unidad de desgasificado al vacío, una estación de esmerilado de palanquilla y un equipo de agitación electromagnética. Estas inversiones permitirán a la División Alambrón y Varilla producir productos de mayor valor agregado.

Hylsa invirtió US$ 74 millones durante 1999. Estas inversiones se relacionaron principalmente a las últimas erogaciones del proceso de modernización llevado a cabo en los años previos. El nivel de inversiones fue sensiblemente menor que en años anteriores, dada la finalización del programa de modernización, situación que Hylsa aprovechó para enfocar esfuerzos hacia la reducción de deuda y el refinanciamiento de vencimientos de pasivo en los años 2000 y 2001 con objeto de evitar cualquier turbulencia asociada con las elecciones presidenciales que entorpeciera el manejo adecuado de su deuda.

En el año 2000, la empresa tuvo un desempeño positivo durante la primera mitad, que se apoyó en un fuerte volumen doméstico y de exportación, así como en incrementos en los precios internacionales de los productos siderúrgicos. A partir de la segunda mitad del 2000, la conjunción de fenómenos como la sobrevaluación del peso mexicano, una alza desmedida en el precio de los energéticos, la disminución de los precios internacionales del acero y la desaceleración de la economía americana y sus consecuentes efectos en la economía nacional, afectaron sensiblemente los resultados operativos y financieros de Hylsa.

Debido al deterioro ocasionado por las mencionadas variables, fue necesario implementar un plan de refinanciamiento en Hylsa que permitiese extender los vencimientos de su deuda de corto plazo, mejorar su perfil de liquidez y dispensar, por un plazo más amplio, el incumplimiento de ciertas razones financieras incluidas en determinados acuerdos de crédito bancarios. De acuerdo al plan de refinanciamiento negociado con las distintas instituciones financieras durante la parte final de 2000, concretado en marzo del 2001, los acreedores bancarios de corto plazo de Hylsa refinanciaron US $115 millones a un solo vencimiento en enero 31, 2002. De esta cifra, Alfa, tenedora de Hylsamex, otorgó una garantía por una tercera parte o US $38.3 millones. Adicionalmente, Alfa estableció una

línea de crédito comprometida hasta por US$ 40 millones para apuntalar la liquidez de Hylsa, misma que se acciona cuando las reservas de Hylsa lleguen a un mínimo de US$ 10 millones. De manera simultánea, acreedores bancarios de largo plazo incluidos en créditos sindicados que totalizan US$ 400 millones accedieron a otorgar dispensas a razones financieras incluidas en los distintos contratos de crédito hasta enero 31, 2002.

El refinanciamiento del endeudamiento de corto plazo de Hylsa y la línea de crédito comprometida por US$ 40 millones otorgada por Alfa proporcionan tiempo adicional para buscar concretar un esfuerzo en la búsqueda de un socio estratégico y/o de llevar a cabo desinversiones en ciertas áreas de negocio. Desde la segunda mitad del año 2000 se han sostenido diversas conversaciones con potenciales entidades interesadas. A la emisión del presente reporte no existe ninguna información que sea necesario comunicar al público inversionista con respecto a este tema. En el momento en que exista información relevante al respecto, se informará de manera oportuna.

II.1.1.d. Estructura Corporativa

	% de tenencia al 31 de diciembre de			
	2000		**1999**	
Consorcio Minero Benito Juárez - Peña Colorada, S.A. de C.V	51		51	
Peña Servicios, S.A. de C.V.		100		100
Las Encinas, S.A. de C.V.	100		100	
Aceros Prosima, S.A. de C.V.	100		100	
Materiales y Aceros Masa, S.A. de C.V.	100		100	
Acerex, S.A. de C.V.	51		51	
Acerex Servicios, S.A. de C.V.		100		100
Pegi, S.A. de C.V.	52		52	
Técnica Industrial, S.A. de C.V.	100		100	
Transamerica E. & I., Corp.	100		100	
Ferropak Servicios, S. A. de C. V.	100		100	
Ferropak, S. A. de C. V.	100		100	
Comercializadora Las Encinas, S.A. de C.V.				

II.1.2. Galvak S.A. de C.V.

En 1980 se constituyó Galvak, S.A. de C.V. (Galvak) con la adquisición de dos empresas, La Florida S.A. de C.V., establecida en 1936 y Acero Zinc S.A. de C.V., establecida 1959. En ese entonces, Galvak contaba solamente con una línea de galvanizado destinada a usos comerciales. Galvak ha pasado por un proceso intensivo de expansión y modernización que se inició desde su conformación.

Entre los principales desarrollos destacan:

(a) En 1980 arranca Galvak con una línea de galvanizado (G-I) de 100,000 TPA.

(b) En 1987 se adquirieron los activos pertenecientes a la empresa TEISA fabricante de bicicletas y motocicletas que era propiedad de Alfa localizada en Tepeji del Río, Estado de México para ubicarlos en Monterrey, con objeto de producir tubo galvanizado y perfiles galvanizados en Galvak.

(c) En 1989 entró en operación la primera línea de pintado con capacidad de 36,000 TPA.

(d) En 1992 se instaló la segunda línea de galvanizado G-II con capacidad de 140,000 TPA. En este año, también se incrementó la capacidad de la primera línea de pintado a 45,000 TPA.

(e) En 1993 se inauguró la planta de panel aislado Galvamet, teniendo como socio a la empresa italiana Metecno Spa. En 1995, la firma italiana vendió su participación a Galvak, manteniéndose como socio tecnológico. Galvamet arrancó con una capacidad de producción de 1.2 millones de metros cuadrados de panel por año.

(f) En 1996 se abrieron dos oficinas de venta en Estados Unidos, una en Los Angeles, California y la otra en Dallas, Texas. También, en ese año, se inauguró una segunda línea de pintado con capacidad de 120,000 TPA.

(g) En 1997 se inauguró una segunda planta de Galvamet, incrementando la capacidad de producción a 1.4 millones de metros cuadrados de panel aislado por año. En este mismo año se abrieron oficinas de venta en San José, Costa Rica y en Santiago de Chile. Además, se introdujo la producción de galvanneal en la línea de galvanizado G-II, que permite servir el mercado automotriz.

(h) En 1998 arrancó la tercera línea de galvanizado G-III con capacidad de 120,000 toneladas por año.

(i) En 2000, se terminó la modernización de la línea de Galvanizado G-I lo que le permite no sólo servir los segmentos comerciales sino otros segmentos industriales así como los de línea blanca y automotriz, e incrementó su capacidad a 140,000.

En la actualidad, Galvak tiene una capacidad de producción de más de 500,000 TPA de acero galvanizado y pintado, y cuenta con tres líneas de galvanizado con capacidad de 360,000 TPA, además de contar con dos líneas de pintado con una capacidad total de 165,000 toneladas por año, molinos de tubería con capacidad de 60,000 TPA y capacidad para producción de panel en Galvamet. Asimismo, cuenta con una área de transformado que produce acanalados y cortes diversos con capacidad total de 270,000 TPA y con una red de distribución que abarca toda el área geográfica de México con 22 centros de distribución, 1 en Estados Unidos, 1 en Santiago de Chile y 1 en Costa Rica.

II.1.3. Principales Inversiones de Hylsamex

La siguiente tabla proporciona un desglose de las inversiones más importantes llevadas a cabo por Hylsamex en los últimos cinco años:

Línea de Producto	Proyecto	Objetivo	Inversión (US$ millones)
Minería	Molino autógeno en Peña Colorada	Reemplazo de 2 molinos obsoletos por uno moderno de mayor capacidad	16
	Desarrollo de minado subterráneo en Las Encinas	Aprovechamiento de mineral no expuesto mediante el desarrollo de minado subterráneo, prolongando vida de reservas	11
	Integración de reservas Cerro Náhuatl	Adquisición de terrenos para incorporar reservas en la mina Cerro Náhuatl	3
	Desarrollo Mina Aquila	Inicio de explotación de la mina Aquila con mineral en trozo de alta ley	8
Aceros Planos	Minimill, 2ª etapa	Instalación de un segundo horno eléctrico y su colada continua para duplicar capacidad	143
	Línea de decapado y molino frío #4	Complementar inversión en Minimill con líneas acabadoras	42
	Hornos de recocido a base de Hidrógeno	Modernización del proceso de recocido con tecnología de punta	14
Reducción Directa	Planta 4M en Monterrey	Abastecer de materia prima de calidad al Minimill, con tecnología líder	75
	Reactor continuo y otras mejoras a la Planta 2P en Puebla	Modernización con tecnología de punta para abastecer materia prima a la Acería Puebla	12
Aceración Puebla	Reemplazo de hornos de fusión	Mejorar la eficiencia del proceso y la calidad del producto de la Acería a través de la actualización tecnológica	41
	Nuevos productos Acería Puebla	Permitir la fabricación de aceros de mayor especificación para producir productos terminados de mayor valor	19
Laminación Puebla	Molino RSM y aumento de capacidad a la línea	Aumentar la gama de productos y la eficiencia operativa	15
Planta Norte	Aumento de capacidad de la acería y laminación	Incremento de capacidad, mejorando la competitividad de la planta en fabricación de varilla	8
Acerex	Slitter	Nuevo equipo de corte para el Centro de Servicio Acerex, mejorando la gama de trabajos ofrecidos al mercado	7
Galvanizado	Líneas de galvanizado GII y GIII	Incremento de capacidad en productos de alto valor agregado	62

II.2. Asociaciones Estratégicas

Un elemento importante de la estrategia de Hylsamex es llevar a cabo asociaciones estratégicas con empresas nacionales o internacionales, de forma tal que se puedan alcanzar los objetivos de la compañía de una manera más expedita. En ese contexto, destacan las siguientes asociaciones:

(a) Sociedad con Worthington Industries, Inc., de Estados Unidos, en la subsidiaria Acerex:

Hylsamex y Worthington tiene una participación 50.001%-49,999% en el capital de Acerex, empresa que se dedica al negocio de centros de servicio para clientes de la industria siderúrgica. Worthington es una de las compañías líderes en este mismo ramo en los Estados Unidos. Hylsamex consolida los resultados de Acerex.

(b) Acuerdo de comercialización con AK Steel:

Hylsamex y la compañía norteamericana AK Steel tienen un acuerdo de comercialización que les permite un mejor acceso a los mercados americanos y mexicanos, a través de complementar sus respectivas líneas de productos.

(c) Acuerdo de comercialización de tecnología HYL®:

Para la comercialización de su tecnología de reducción de mineral de hierro a nivel mundial, Hylsamex ha firmado acuerdos con empresas de ingeniería y construcción como las siguientes: Ferrostaal AG, de Alemania, Kvaerner Metals, una división del grupo Kvaerner de Noruega, y Kawasaki Heavy Industries, de Japón.

(d) Acuerdos de comercialización de tecnología siderúrgica:

Además de lo anterior, Hylsamex tiene firmados acuerdos para comercializar su experiencia en la industria siderúrgica a nivel mundial, así como para proporcionar servicios de asistencia técnica y adiestramiento. Estos acuerdos son con las siguientes compañías: SMS, de Alemania; UEC, de los Estados Unidos; Danieli, de Italia, Morgan Construction de Estados Unidos y Stantec de Canadá.

II.3. Estructura Corporativa

Hylsamex es una empresa controladora pura, es decir, no realiza actividades de tipo operativo directamente, sino que lo hace a través de empresas subsidiarias. En la tabla que se presenta a continuación, se ilustra la forma en que Hylsamex ha organizado la propiedad accionaria de sus empresas subsidiarias.

	% de tenencia al 31 de diciembre de					
	2000			**1999**		
Hylsa, S.A. de C.V. y subsidiarias:	100			100		
Consorcio Minero Benito Juárez- Peña Colorada, S.A. de C.V		51			51	
Peña Servicios, S.A. de C.V.			100			100
Las Encinas, S.A. de C.V.		100			100	
Aceros Prosima, S.A. de C.V.		100			100	
Materiales y Aceros Masa, S.A. de C.V.		100			100	
Acerex, S.A. de C.V.		51			51	
Acerex Servicios, S.A. de C.V.			100			100
Pegi, S.A. de C.V.		52			52	
Técnica Industrial, S.A. de C.V.		100		100		
Transamerica E.&I., Corp.		100		100		
Ferropak, S.A. de C.V.		100		100		
Comercializadora Las Encinas, S.A. de C.V.		100				
Galvak, S.A. de C.V. y subsidiarias:	100			100		
Galvamet Trading, Inc.		100			100	
Galvacer Chile, S. A.		100				
Promotora Azteca Mexicana, S.A. de C.V. y subsidiaria:	100			100		
Express Anáhuac, S.A. de C.V.		100			100	
Hylsa Latin, L.L.C. y asociadas:	100			100		
Consorcio Siderurgia Amazonia, Ltd.		37			35	
CVG Siderúrgica del Orinoco, C.A.			70			70
Exan Corporativo, S.A. de C.V.	100					
Galvanet, S.A. de C.V.	100					

II.4. Descripción de los Principales Negocios

Para propósitos administrativos, la Compañía está dividida en cinco unidades de negocios.

II.3.1. División Aceros Planos

II.4.1.a. Actividad Principal

La División Aceros Planos produce y comercializa lámina caliente (sin decapar y decapada) y lámina fría (cruda y recocida), en presentaciones que van desde 0.9 milímetros de espesor y hasta un ancho de 53 pulgadas. Esta División, que participa en los mercados no diferenciados como son los de la lámina caliente sin decapar, también incursiona en productos de mayor valor agregado como son la lámina caliente delgada y ultradelgada, la lámina de alta resistencia y baja en aleaciones y la lámina decapada y fría, así como en aceros eléctricos. Para la fabricación de lámina, se parte del fierro esponja producido en sus instalaciones y/o otro material de hierro virgen que se combina con chatarra de acero comprada en el mercado nacional o de importación. Todos los activos de la División se encuentran dentro de la subsidiaria Hylsa. La División sirve principalmente a los sectores de la construcción, línea blanca y automotriz, colocando el producto tanto en los mercados locales como en los de exportación.

La División Aceros Planos también administra el Centro de Servicio Acerex, el cual provee servicios de corte en tiras o en hojas y realiza venta de acero directa a clientes. La capacidad del centro de Servicio Acerex es de 418,000 toneladas de procesamiento de acero anuales.

II.4.1.b. Canales de Distribución

La División Aceros Planos vende directamente sus productos a clientes industriales y también utiliza distribuidores para colocar sus productos. La División también utiliza a una subsidiaria de Hylsa denominada Aceros Prosima, S.A. de C.V. que opera como distribuidor de acero, vendiéndole cierto tonelaje para su posterior comercialización en mercados de menudeo y medio mayoreo.

Además, para transportar producto terminado, la División Aceros Planos utiliza a una subsidiaria de transporte propiedad de Hylsamex que cuenta con una flotilla de 185 tracto camiones, y que tiene terminales en Monterrey, Puebla, Ciudad de México, Matamoros y Nuevo Laredo. La División utiliza también transportes propiedad de terceros.

II.4.1.c. Patentes, Marcas y Licencias y Otros Contratos

No Aplica.

II.4.1.d. Principales Clientes

En 2000, el 70% del volumen embarcado de la División de Aceros Planos se vendió directamente a los consumidores finales y el 30% se vendió a compañías comercializadoras y distribuidores. Los 10 principales clientes de la División (excluyendo las transferencias internas) representaron 35% de las ventas de 2000, y el cliente más grande, Galvak, representó 11% de las ventas. Sin considerar a las demás subsidiarias de Hylsamex, el cliente más importante representó alrededor de 7% de las ventas de la División.

II.4.1.e. Recursos Humanos

Al 31 de diciembre de 2000, la División Aceros Planos empleaba a 2,122 personas, de las cuales 793 eran empleados de confianza y 1,329 eran trabajadores sindicalizados. Los trabajadores sindicalizados pertenecen a un sindicato independiente agrupado en la Federación Nacional de Asociaciones Sindicales Autónomas (FENASA).

La División Aceros Planos renegocia contratos colectivos con el sindicato cada dos años y los ajustes salariales se hacen en una base anual. La División mantiene una buena relación con su fuerza laboral y nunca ha tenido huelgas.

II.4.1.f. Información de Mercado

Los principales sectores consumidores de lámina rolada en caliente son la industria de la construcción, los fabricantes de contenedores y tanques y los productores de partes automotrices. Los consumidores nacionales de lámina rolada en frío incluyen los productores de tubería, perfiles y partes automotrices, línea blanca y empaques. Los embarques de lámina rolada en caliente y lámina rolada en frío en 2000 representaron 65% y 35% de los embarques de la División Aceros Planos, respectivamente. Desde 1996, ciertos clientes de la Compañía han comprado lámina rolada en caliente ultra delgada para usos en los cuales con anterioridad se utilizaba lámina rolada en frío. Este producto beneficia a ambos, a Hylsamex y a sus clientes, ya que provee márgenes más altos a la

Compañía que los productos tradicionales, y es más bajo en costo para los clientes que el producto alternativo de rolada en frío.

El principal competidor de la Compañía en lámina rolada en caliente y lámina rolada en frío es Altos Hornos de México, S.A. de C.V. (Ahmsa) ubicado en Monclova, Coahuila, un productor integrado que fabrica una extensa variedad de productos de acero. Otro competidor es APM S.A. de C.V., perteneciente a Grupo Imsa, S.A. de C.V. La Compañía estima que en el año 2000, la participación de Hylsa en el mercado nacional de lámina rolada en caliente y lámina rolada en frío es 26%.

En 1998, las importaciones de lámina rolada en caliente y en frío representaron 20% del volumen total de acero plano vendido en México. En 1999, el acero plano importado alcanzó el 15% del consumo nacional aparente, mientras que en el 2000, las importaciones de productos planos ascendieron a un 19% de participación en el mercado doméstico.

II.4.1.g. Información Financiera Resumida

	1998	1999	2000
Millones de Pesos			
Ingreso Total	7,183	7,160	6,856
Ingreso Nacional	6,649	6,460	5,712
Ingreso de Exportación	534	700	1,144
Millones de Dólares			
Ingreso Total	593	661	694
Ingreso Nacional	549	595	579
Ingreso de Exportación	44	66	115
'000 toneladas métricas			
Embarques Totales	1,440	1,682	1,663
Mercado Nacional	1,319	1,491	1,368
Mercado Exportación	121	191	295

II.4.1.h. Descripción de los Principales Activos y Procesos Industriales

Activos

La División Aceros Planos opera en una sola ubicación en San Nicolás de los Garza, Nuevo León. Las instalaciones incluyen dos plantas: el Molino #1, el cual cuenta con tres hornos de arco eléctrico, instalaciones para vaciado en lingoteras, hornos de recalentamiento y un molino de rolado en caliente; y el Molino #2, que cuenta con dos hornos de arco eléctrico, dos hornos olla, dos coladas continuas de planchón delgado, dos hornos de recalentamiento y un molino de rolado en caliente. Las dos plantas comparten ciertas instalaciones: tres plantas de reducción directa, dos líneas de decapado, cuatro molinos fríos reversibles, hornos de recocido, dos molinos de temple, una línea de estañado, un molino skin-pass y equipo de tensonivelado.

Las capacidades de producción de las distintas líneas de la División son las siguientes:

Instalación	Producto	Capacidad ('000 tons)
Plantas de Reducción Directa 2, 3 y 4M en Monterrey	Hierro prerreducido	1,522
Planta #1 DAP	Acero rolado caliente a partir de lingotes	720
Planta #2 DAP	Lámina rolada caliente, Lámina ultradelgada	1,525
Líneas de decapado(2)	Lámina caliente decapada	1,288
Molinos Fríos (4)	Acero rolado en frío	680

Procesos Industriales

La División Aceros Planos opera bajo el concepto de minimill-integrado (ruta de horno de arco eléctrico), utilizando como insumo el fierro esponja elaborado a partir del mineral de hierro de las minas que Hylsamex posee en el Pacífico. El fierro esponja, en combinación con otros sustitutos de hierro virgen (como el arrabio y la briqueta) y la utilización de chatarra de acero de origen doméstico o de importación, conforman la carga metálica de la División; las proporciones de cada insumo en la misma varían dependiendo de la disponibilidad y costo en determinado momento. Dicha carga metálica es fundida, junto otros elementos, en el horno de arco eléctrico; proceso que se logra a través de cátodos, ánodos y energía eléctrica. En el caso del Molino #1, el resultado de dicho proceso es el lingote de acero, que posteriormente se recalienta y funde para su posterior transformación. A diferencia del Molino #1, en el Molino #2 (el cual es tecnológicamente más avanzado, y al que se han dirigido la mayor parte de las inversiones hechas en los últimos años) el acero fundido obtenido del horno eléctrico se conduce directamente al horno olla, pasando luego al proceso de colada continua de planchón delgado, al horno de recalentamiento y posteriormente al molino, en donde se reduce el calibre del planchón y se obtiene la lámina rolada en caliente.

En el último año, la mayor parte de la producción de aceros planos se llevó a cabo en el Molino #2, ya que es más eficiente, debido en gran parte, al proceso de colada continua. Este proceso permite el ahorro de energía al no tener que recalentar los lingotes de acero (como sucede en el Molino #1) para su posterior procesamiento; además, no se invierten recursos adicionales en el manejo de inventarios intermedios como es el caso de los lingotes.

Todos los procesos posteriores a lo anteriormente descrito están dirigidos a dar valor agregado a la lámina rolada en caliente, y básicamente consisten en el tratamiento de la superficie de la lámina (proceso de decapado, de recocido, de skin pass y tensonivelado) y en el de reducir el calibre (espesor) de ésta (proceso de rolado en frío).

La División de Aceros Planos se abastece aproximadamente en 7% de electricidad generada por dos plantas que son propiedad de PEGI, de la cual Hylsamex es accionista mayoritario. El resto pertenece a otras empresas no relacionadas a Hylsamex. La División de Aceros Planos puede generar aproximadamente 40 megawatts, a través de turbo generadores operados a partir de gas natural, los cuales generalmente son utilizados durante las horas pico, en las cuales la División interrumpe su servicio de electricidad de la Comisión Federal de Electricidad y reduce significativamente el costo de la misma.

II.4.2. División Alambrón y Varilla

II.4.2.a. Actividad Principal

La División Alambrón y Varilla produce varilla en distintos calibres para reforzar estructuras de concreto, así como alambrones en grados de bajo y alto carbón y microaleados para atender los sectores de construcción y automotriz.

II.4.2.b. Canales de distribución

La División Alambrón y Varilla vende el producto directamente a distribuidores y clientes de tipo industrial. Específicamente, en la varilla se requiere de inventarios de distintos calibres y presentaciones (en rollo ó recta) para enfrentar las necesidades de los distribuidores, principalmente. Asimismo, la División utiliza una subsidiaria de Hylsa denominada Masa, S.A. de C.V. (Masa) que opera como distribuidora de productos no planos. En el caso del alambrón y las barras, estos se producen de acuerdo a órdenes de producción y se venden directamente a clientes industriales.

II.4.2.c. Patentes, marcas y licencias

De entre las marcas registradas que la División posee, se pueden enumerar las siguientes:
RE-42
R-52
R-30
R-60
R-42

II.4.2.d. Principales clientes

Los productos de la División de Alambrón y Varilla se venden principalmente a distribuidores independientes (48% de las ventas de la División en 2000) y el resto se comercializa directamente a usuarios industriales. El mercado de alambrón y varilla se caracteriza por un gran número de órdenes de pequeño volumen y la competencia se basa principalmente en el precio. La Compañía considera que la proximidad de las plantas a distribuidores y clientes industriales le da a la División una ventaja competitiva. Los diez principales clientes representaron 37% de las ventas de la División de 2000. El cliente individual más grande representó solamente el 9% de las ventas.

II.4.2.e. Recursos humanos

A diciembre de 2000, la División de Alambrón y Varilla empleaba a 864 personas, divididas entre 382 empleados de confianza y 482 trabajadores sindicalizados. Los trabajadores sindicalizados pertenecen a un sindicato independiente agrupado en la Federación Nacional de Asociaciones Sindicales Autónomas (FENASA).

La División Alambrón y Varilla de Hylsamex revisa los contratos colectivos con el sindicato cada dos años y los ajustes salariales son hechos en una base anual. La División mantiene una buena relación con su fuerza laboral, y nunca ha tenido huelgas.

II.4.2.f. Información de mercado

Aproximadamente 34% de la producción de la División de Alambrón y Varilla consiste en varilla con un diámetro de 3/8 de pulgada, la cual se utiliza principalmente en la construcción de casas habitación y

estructuras pequeñas. Los calibres más gruesos de varilla reforzada se utilizan en la construcción de edificios y en obras de infraestructura. En lo que respecta al alambrón, la presentación de bajo carbón se utilizan en la industria de la construcción, como alambre, malla y clavo, mientras que el alambrón de alto carbón tiene otros usos industriales como la fabricación de ceja de llanta, resorte colchonero, estrobos, alambre para concreto pre-esforzado, etc.

Los alambrones microaleados y barras se utilizan para la fabricación de soldadura automática para la industria automotriz y para fabricar piezas forjadas en frío.

La Siderúrgica Lázaro Cárdenas — Las Truchas, S.A. de C.V. (Sicartsa), ubicada en Lázaro Cárdenas, Michoacán e Hylsa son los competidores líderes en el mercado nacional de alambrón y varilla. La Compañía estima que la participación de mercado de Hylsa fue de 23% en el año 2000. Otros competidores son Aceros San Luis, S.A. de C.V., Deacero y Ahmsa, los cuales, en conjunto con otros proveedores y relaminadores regionales, tienen una participación en el mercado relativamente menor.

II.4.2.g. Información financiera resumida

	1998	1999	2000
Millones de Pesos			
Ingreso Total	3,834	3,350	2,715
Ingreso Nacional	3,786	3,295	2,699
Ingreso de Exportación	48	55	16
Millones de Dólares			
Ingreso Total	317	309	276
Ingreso Nacional	313	304	274
Ingreso de Exportación	4	5	2
'000 toneladas métricas			
Embarques Totales	1,000	976	844
Mercado Nacional	987	960	839
Mercado Exportación	13	16	5

II.4.2.h. Descripción de principales activos y procesos industriales

Activos

Las actividades productivas de la División Alambrón y Varilla se llevan a cabo en dos instalaciones. Una es la Planta Norte que está localizada en las proximidades de Monterrey, Nuevo León y que está dedicada en su totalidad a la producción de varilla para reforzar concreto (capacidad de 470,000 TPA). La planta utiliza 100% de chatarra de acero como carga metálica y cuenta con un horno eléctrico, colada continua, horno de recalentamiento y molino de laminación. La otra es la Planta Puebla, localizada en el Estado de Puebla, a 108 kilómetros de la Ciudad de México y que produce una combinación de varilla y alambrón, este último en calidades de bajo, alto carbón y microaleados (capacidad total de 510,000 TPA). La planta utiliza una combinación de fierro esponja u otro material de hierro (como briqueta o arrabio) y chatarra como carga metálica. El uso de hierro reducido o fierro esponja es necesario para la fabricación de alambrones especiales y barras.

Las capacidades de producción de las distintas líneas de la División son las siguientes:

Instalación	Producto	Capacidad ('000 tons)
Planta Puebla		
Planta de Reducción Directa 2P	Hierro prerreducido	722
Acería	Metal líquido	750
Colada Continua	Billet	750
Molino de Laminación	Alambrón y varilla	510
Planta Norte		
Acería	Metal líquido	490
Colada Continua	Billet	490
Molino de Laminación	Varilla	470

Procesos Industriales
En el caso de la División de Alambrón y Varilla, el proceso es muy similar al que se realiza en el Molino #2 de la División de Aceros Planos. La diferencia consiste en el molde de la colada continua y en el molino de laminación, que es donde precisamente se da forma al alambrón y a la varilla.

II.4.3. División Materias Primas

II.4.3.a. Actividad Principal

Las subsidiarias mineras de Hylsamex son dos: Las Encinas y Peña Colorada.

Hylsamex está verticalmente integrada, abasteciendo una gran cantidad de materia prima de sus minas de hierro. La Compañía obtiene los recursos necesarios de mineral de hierro a través de minas propias. Hylsamex es dueño de 100% de Las Encinas y de 50% de Peña Colorada, la mina de hierro más grande de México.

Las Encinas, con capacidad instalada de 1.8 millones de toneladas al año, se compone de tres minas separadas (El Encino, Cerro Náhuatl y Aquila) localizadas cerca de su planta peletizadora en el estado de Colima. La operación de la mina El Encino, prácticamente agotada como mina a cielo abierto, continúa bajo un esquema de minado subterráneo. Mediante un proyecto en el que Las Encinas erogó US$ 3 millones para aprovechar el mineral no expuesto de la mina a cielo abierto de Cerro Náhuatl mediante el desarrollo de minado subterráneo, se espera prolongar la vida de esta reserva de mineral. Adicionalmente, Las Encinas invirtió US$ 11 millones en un proyecto para desarrollar una nueva mina subterránea (San Ramón, parte del Encino), terminado el 27 de julio de 1998, que proveerá a Hylsamex con mineral adicional por los siguientes diez años.

Peña Colorada, una empresa minera en la que Hylsamex participa con 50.1% del capital, cuenta con una mina en Minatitlán, Colima, cuyas reservas probadas en operación equivalen a 13 años de producción y con reservas en exploración que elevarán ese lapso considerablemente. También cuenta con una peletizadora en Manzanillo, Colima, cuya capacidad de producción se incrementó recientemente, de 3.0 a 3.5 millones de toneladas de pélet al año, al entrar en operación

un nuevo molino autógeno que inició operaciones en enero de 1999, en el cual se invirtieron US$ 16 millones. Peña Colorada, además, cuenta con instalaciones para transporte marítimo y ferroviario.

En 2000, Hylsamex cubrió sus requerimientos de mineral de hierro, abasteciendo 49.2% de Las Encinas y 50.8% de Peña Colorada. Basados en las reservas probadas de mineral de hierro al 31 de Diciembre de 2000, en las minas Las Encinas y Peña Colorada, Hylsamex estima tener asegurado su abastecimiento de mineral por al menos 23 años.

El mineral de hierro de estas minas se utiliza para producir fierro esponja usando la tecnología HYL® en módulos adyacentes a los hornos ubicados en Monterrey y Puebla. Esta tecnología propia ha permitido, en períodos extensos de tiempo, aislar en cierta medida a Hylsamex de la fluctuación del precio de la chatarra y permite la manufactura de productos de alta calidad. Sin embargo, una fluctuación súbita y desmesurada en el precio del gas natural durante el año 2000, que se utiliza como un agente reformador en el proceso de producción de fierro esponja, interrumpió un largo período de estabilidad en el costo de producción del mineral de hierro reducido o fierro esponja, al grado que ciertas plantas de reducción directas fueron cerradas a finales del 2000.

La Compañía ha substituido la producción de fierro esponja por compras de insumos sustitutos de hierro reducido como la briqueta y el arrabio, además de utilizar mayores porcentajes de chatarra de acero. Aún cuando la situación de los energéticos trastocó la forma de operar tradicional de Hylsamex, el ofrecimiento de la empresa paraestatal Pemex de un contrato para suministrar el gas natural a un precio fijo de US$ 4.00/MMBTu por tres años a partir de enero 1, 2000, permitió mantener en operación la planta de reducción directa 4M en Monterrey, misma que alimenta al Molino #2 de la División Aceros Planos. La planta 4M ofrece los últimos adelantos en la tecnología HYL®, incluyendo innovaciones como la transportación neumática de fierro esponja y la descarga en caliente, que conllevan reducciones importantes en el consumo de energía. La Compañía continuó abasteciendo una porción significativa de su carga metálica de fierro esponja (57% durante 2000). De enero a diciembre de 2000, el costo promedio de la chatarra importada fue aproximadamente de US$ 130/tonelada, de la chatarra nacional US$ 123/tonelada y el costo del fierro esponja fue de US$ 146/tonelada. Recientemente Hylsamex decidió reactivar dos de las tres plantas de reducción directa paradas durante la segunda mitad del año 2000. Las plantas 2P, localizada en Puebla, y la 3M de Monterrey, operarán hasta octubre de este año, cuando se revaluará la posibilidad de seguir operándolas, dependiendo del precio del gas natural y de los materiales sustitutos.

Adicionalmente, existen ciertas subsidiarias de Hylsamex que se dedican al acopio y procesamiento de chatarra y que venden dicho metálico a las División Aceros Planos y a la División Alambrón y Varilla. La Compañía compró, a través de estas subsidiarias, el 62% de sus necesidades de chatarra y el remanente lo adquirieron las propias Divisiones de comercializadores de chatarra independientes.

II.4.3.b. Canales de distribución

Este rubro no es aplicable a la División de Materias primas por atender ésta sólo necesidades internas de las distintas divisiones operativas de la Compañía.

II.4.3.c Principales clientes

Las actividades mineras y de captura y procesamiento de chatarra están conceptualizadas para atender las necesidades internas de las distintas Divisiones operativas de Hylsamex. De manera casuística y oportunista, algunas cantidades de mineral y de fierro esponja se han colocados en los mercados domésticos y de exportación.

II.4.3.d Recursos Humanos

Las Encinas
Al 31 de diciembre de 2000, las Encinas empleaba directamente a 346 personas, de las cuales 112 eran empleados de confianza y 234 eran trabajadores sindicalizados. Los trabajadores sindicalizados pertenecen a la Federación Nacional de Asociaciones Sindicales Autónomas (FENASA).

Las Encinas renegocia contratos colectivos con el sindicato cada dos años y los ajustes salariales se hacen anualmente. La División mantiene una buena relación con su fuerza laboral, y nunca ha tenido huelgas.

Peña Colorada
La mina Peña Colorada empleaba directamente a 859 personas al 31 de diciembre de 2000, de las cuales 217 eran empleados de confianza y 642 eran trabajadores sindicalizados. Los trabajadores sindicalizados pertenecen al Sindicato de Trabajadores Mineros, Metalúrgicos y Similares de la República Mexicana.

II.4.3.f Información de mercado

No es aplicable este a apartado a esta División dado que el mineral se vende en operaciones intercompañía. Sin embargo, hacia finales del año 2000, la Compañía colocó 128,494 toneladas de pélet en el mercado de exportación, debido a inventarios disponibles ocasionados a raíz del paro temporal de algunas de las plantas de reducción directa relacionado con el aumento en el costo del gas natural en la segunda mitad del 2000.

II.4.3.g Información financiera resumida

	1998	1999	2000
Millones de Pesos			
Ingreso Nacional Total	2,304	1,953	1,963
Millones de Dólares			
Ingreso Nacional Total	191	180	199

II.4.3.h Descripción de los principales activos

Activos
Las capacidades de producción de las distintas líneas de la División son las siguientes:

Instalación	Producto	Capacidad ('000 tons)
Las Encinas		
Minas San Ramón, Cerro Náhuatl y Aquila	Toneladas removidas	15,600
Trituración	Mineral triturado	4,240
Concentración	Concentrado	1,400
Peletizadora	Pélet y trozo	1,816

Instalación	Producto	Capacidad ('000 tons)
Peña Colorada		
Mina	Toneladas removidas	30,000
Trituración	Mineral triturado	8,000
Preconcentración	Mineral preconcentrado	7,000
Molienda	Mineral molido	7,000
Concentración	Concentrado	3,500
Peletizadora	Pélet	3,500

Proceso Productivo

Consiste en la exploración y localización de yacimientos; extracción y beneficio de mineral de hierro y su transformación en pélets.

Fase 1. Localización y extracción de mineral

1. Localización de minerales ferríferos. Mediante dispositivos aéreos y terrestres se localizan los yacimientos de mineral de hierro.

2. Exploración geológica. Se realiza para determinar la cantidad, calidad y forma del yacimiento, así como la formación y naturaleza de la tierra y las rocas que rodean y contienen el depósito de mineral.

3. Planeación de la explotación. Incluye la factibilidad de explotación, levantamientos topográficos, evaluación de reservas, plan de explotación y secuencia de minado.

4. Extracción de mineral y separación de material estéril. La extracción consiste en la barrenación, tumbe, carga y acarreo de mineral a trituración; o si es material estéril colocarlo en lugares sin uso posterior.

5. Trituración de mineral. Una vez extraído, el mineral deberá reducírsele de tamaño e igualar su calidad a través de la molienda y separación del mineral con bajo contenido de fierro (Ley); posteriormente se le deposita en unos conos homogeneizadores y se transporta al proceso de Peletizado.

Proceso de Beneficio de Mineral y Peletizado

(a) Eliminar las impurezas (ganga) que el mineral trae consigo de manera natural. Aumentar el contenido de mineral por unidad.

(b) Reducir la cantidad de fierro magnético mediante la oxidación.

Fase 2.

1. **Molienda primaria.** El mineral transportado a la Planta Peletizadora se introduce paulatinamente al molino de bolas para ser molido a un grado o tamaño tal que permita de una manera directa separar las partículas de hierro de la ganga.

2. **Concentración primaria.** Una vez molido, el mineral se pasa a través de tambores magnéticos para que aprovechando las propiedades magnéticas del mineral, se adhiera al magneto y las partículas de hierro puedan ser separadas del material estéril.

3. **Molienda secundaria.** El fierro separado en la concentración primaria suele contener algunas impurezas, razón por la cual se le vuelve a moler para aumentar la liberación de partículas de hierro magnético.

4. **Concentración secundaria.** El material por segunda ocasión requiere ser concentrado, al haber sido liberado de los residuos de material estéril. La concentración secundaria tiene como objetivo agrupar las partículas de hierro e ir aumentando el contenido de hierro por unidad.

5. **Molienda terciaria.** Para aprovechar al máximo el mineral de hierro molido y concentrado en las fases anteriores, se vuelve a moler hasta dejarlo en las mejores condiciones que el proceso requiere al eliminar la mayoría de las impurezas posibles.

6. **Concentración terciaria.** Se reúnen las condiciones y características de molienda y contenido de hierro por unidad que el proceso requiere, además de haber eliminado la mayor parte de las impurezas, dejando listo el material para la siguiente etapa del proceso. Las impurezas o ganga se envían a un tanque espesador para recuperar la mayor parte del agua. Estas etapas contribuyen directamente a la calidad química del pélet al aumentar o disminuir el contenido del fierro (Ley).

7. **Filtración.** Los procesos anteriores utilizan como elemento auxiliar el agua, de la cual se elimina el exceso, y en la filtración sólo se deja la humedad necesaria para facilitar más adelante la aglomeración de bolas. Desde esta etapa y hasta el Peletizado se le agrega bentonita, que ayuda a darle más consistencia al mineral en la formación de bolas y mejorar las propiedades físicas.

8. **Boleo o formación de pélets.** Con la humedad y la bentonita necesarias, el mineral de hierro se envía a discos peletizadores que por el efecto de Bola de Nieve, la inclinación y velocidad a la que giran hacen posible la formación de pequeñas bolas o pélets de color verde oscuro y del tamaño deseado.

9. **Cribado del pélet verde.** Se seleccionan en función del tamaño y se procesan aquellos que cumplan las especificaciones y se reprocesan los que se exceden en tamaño. Para esto se usa un proceso de cribado basado en una serie de rodillos, que sólo permiten el paso a los que cumplen las normas.

10. **Horno de endurecimiento.** En un horno de endurecimiento y a una temperatura de 1,300°C se consolidan los pélets para su manejo y transportación posterior.

II.4.4. División Tecnología

II.4.4.a. Actividad Principal

La División Tecnología de Hylsamex desarrolla y comercializa la tecnología HYL® de reducción directa de la que es propietaria, así como también provee servicios de ingeniería y entrenamiento técnico en áreas tales como: utilización de materias primas, producción de acero y colada continua para productos de acero planos y no planos.

En relación con la comercialización internacional de la tecnología HYL®, Hylsamex está asociado con dos compañías de ingeniería y construcción: Ferrostaal AG, de Alemania y Kvaerner Metals, de Pittsburg, PA. Hylsamex selecciona a la compañía asociada dependiendo de las

circunstancias particulares de cada proyecto y es una de las pocas empresas mexicanas que exporta tecnología.

Además, para la comercialización de las otras tecnologías diferentes a la reducción directa y de los servicios de asistencia técnica y adiestramiento en dichas tecnologías, la División tiene alianzas con empresas tales como: SMS Demag de Alemania, U.S. Engineers and Constructors (UEC) de Estados Unidos, Danieli & Officine Mechanicce de Italia, Morgan Construction Co. de Estados Unidos y Stantec Global Industries de Canadá.

II.4.4.b. Canales de distribución

Este apartado no es aplicable a la venta de tecnología. Se trata de un bien intangible sumamente sofisticado. Sin embargo, cabe resaltar que la Compañía utiliza sus relaciones con proveedores siderúrgicos y el excelente nombre comercial de sus socios estratégicos involucrados en la venta de tecnología así como el prestigio de la buena operación de las plantas de Hylsamex.

II.4.4.c. Patentes, licencias, marcas

Algunos de los procesos de producción desarrollados por Hylsamex, como el de reducción directa HYL®, representan un activo muy importante para la Compañía, ya que es tecnología propia que se exporta a otros países.

La tecnología empleada y desarrollada por Hylsamex se encuentra protegida principalmente por las siguientes patentes en México, Estados Unidos y sus equivalentes en otros países. Desde los años 50's se han solicitado patentes sobre más de 100 invenciones diferentes en un promedio de 10 a 15 países, por lo cual se han obtenido más de 1,200 patentes en diversos países. De las que actualmente están vigentes, se mencionan las siguientes:

(a) Patente 6,039,016 en Estados Unidos del 21 de marzo de 2000, relativa al proceso de reducción directa sin reformador.

(b) Patente 3,050,289 en Estados Unidos del 18 de abril de 2000, que se refiere a las válvulas especiales que se utilizan en el proceso de reducción directa; y sus correspondientes solicitudes en otros países.

(c) Patente 6,027,545 del 22 de febrero de 2000, relacionada con el proceso de reducción directa sin reformador y otras solicitudes correspondientes en otros países.

(d) Patente 176766 en México, del 24 de noviembre de 1994 con fecha de expiración el 9 de enero de 2010. En Estados Unidos de Norteamérica US 5296015 del 22 de marzo de 1994 con fecha de expiración: 22 de marzo de 2011. Esta patente es relativa al proceso HYTEMP® y se refiere al método de transportar neumáticamente fierro esponja a altas temperaturas desde el reactor de reducción directa hasta un punto remoto donde puede ser enfriado y almacenado o hasta un horno eléctrico para producir acero.

(e) Patente en Estados Unidos de Norteamérica US 5447550 del 5 de septiembre de 1995 con fecha de expiración: 5 de septiembre de 2012. En México no se solicitó patente. Esta patente protege el método de control que se emplea en un sistema de transporte neumático HYTEMP®.

(f) Patente 162728 en México del 20 de junio de 1991 con fecha de expiración el 20 de junio de 2005. En Estados Unidos de Norteamérica US 4528030 del 9 de julio de 1985 con fecha de expiración: 9

de julio de 2002. La cual es referida al proceso mediante el cual el gas reductor de la planta de fierro esponja se genera mediante la reacción de gas natural con agua.

(g) Patente 6,039,283 del 21 de marzo de 2000, relativa a un equipo para enrollar lámina ultra-delgada en un molino de laminación, desarrollada en cooperación técnica con la empresa SMS.

Estas patentes protegen varios aspectos de la tecnología utilizada en las plantas de Hylsamex, así como la que se está comercializando a otras empresas a nivel mundial. Además, existen otras solicitudes de patente en trámite, las cuales aún no se publican.

Hylsamex también es poseedora de las siguientes marcas comerciales que tienen un amplio reconocimiento entre sus clientes, entre las que se encuentran Hylsa, HYL, HY-Recovery y HYTEMP.

II.4.4.d. Principales clientes

En la actualidad, la División Tecnología no está desarrollando ningún proyecto para la instalación de plantas de reducción directa. Sin embargo, se están considerando prospectos de venta de tecnología en Rusia, España, Malasia y Australia, entre otros. Por otro lado, está proporcionando servicios de asistencia técnica y entrenamiento a clientes localizados en China, Sudáfrica, Venezuela y Rusia.

La División Tecnología también apoya a las demás Divisiones de la Compañía, proporcionándoles una amplia variedad de servicios en investigación y desarrollo. Hylsamex, dentro de la subsidiaria Hylsa, cuenta con cuatro plantas de reducción directa, tres de las cuales están localizadas en Monterrey en la División Aceros Planos y una en la División Alambrón y Varilla dentro de la Planta Puebla. La Planta 4M (el acrónimo denota la planta de fierro esponja #4 en Monterrey) incluye los principales adelantos en la tecnología de reducción directa HYL® como son la operación sin reformador, que disminuye la inversión específica de manera significativa y la transportación neumática de fierro esponja con descarga en caliente, que genera ahorros considerables en energéticos. La Planta 4M se encuentra en la frontera tecnológica de reducción directa de mineral de hierro, siendo la única en el mundo con un desarrollo para descargar el fierro esponja a una temperatura de 600 grados Celsius.

II.4.4.e Recursos humanos

A diciembre de 2000, la División Tecnología empleaba 138 personas, de las cuales todos son personal de confianza. La División cuenta con personal altamente calificado, incluyendo 33 personas con maestrías y/o doctorados en áreas técnicas y relacionadas con la metalurgia.

II.4.4.f Información de mercado

En cuanto a la venta de tecnología HYL® de reducción directa, ésta se ve favorecida en mercados ó áreas geográficas donde existe disponibilidad de gas natural a precios accesibles y acceso a mineral de hierro. La División ha participado en varios proyectos (ahora 100% en operación), los cuales utilizan el proceso HYL®. Estos incluyen plantas en Indonesia, Venezuela, Brasil, México, India, Rusia, Arabia Saudita y Malasia e Irán.

En lo que respecta a asesoría técnica, la Compañía aprovecha su amplia experiencia en procesos de manufactura siderúrgicos y en el procesamiento de acero. En este sentido, la División ha proporcionado asesoría técnica y entrenamiento en el proceso de manufactura de lámina delgada, galvanizada y pintada, así como también en otros procesos de producción a compañías ubicadas en los siguientes países: Alemania, Egipto, Tailandia, India y otros. En referencia a lo anterior, la

Compañía ha establecido acuerdos con SMS Demag de Alemania, United Engineers and Consultants (UEC de EUA) y Danieli & Co. SpA. (Italia) para comercializar las tecnologías y servicios no relacionadas con la reducción directa de mineral, desarrolladas en Hylsa, y proveer servicios técnicos relacionados con ésta.

II.4.4.g Información financiera resumida

	1998	1999	2000
Millones de Pesos			
Ingreso Total	236	210	114
Ingreso Nacional	29	10	10
Ingreso de Exportación	207	200	104
Millones de Dólares			
Ingreso Total	19	19	12
Ingreso Nacional	2	1	1
Ingreso de Exportación	17	18	11

II.4.4.h. Descripción de principales activos

Activos
La División cuenta con personal e infraestructura enfocada al desarrollo tecnológico que incluye una planta piloto con capacidad de 8,000 toneladas anuales así como laboratorios de análisis especializados y equipos para pruebas a diversas escalas. La planta piloto permite la experimentación y el diseño de nuevos prototipos en el proceso de reducción directa.

II.4.5. Galvacer

II.4.5.a. Actividad principal

Galvacer es la División de Aceros Procesados de Hylsamex. Galvacer agrupa las operaciones de la Galvak, S.A. de C.V. y maneja los activos de Hylsa División Aceros Tubulares ("Hylsa DAT") relacionados a la producción de tubo con costura de pared gruesa.

II.4.5.b. Canales de distribución

Galvacer cuenta con 22 centros de servicio en la república mexicana, uno en Estados Unidos (en Texas), así como oficina de venta en Dallas, Texas. También cuenta con oficinas comerciales y bodegas de distribución en San José Costa Rica y en Santiago de Chile.

II.4.5.c. Patentes, licencias, marcas

De entre las marcas registradas con las que cuenta Galvacer, se pueden nombrar las siguientes:

Agropanel	Galvbarro	Galvamet	Galvatherm	Refrimuro
Aklum	Galvacer	Galvamuro	Galvatile	Supermuro 1000
Alum	Galvacero	Galvaneal	Galvatubo	Superwall
Duragal	Galvacoat	Galvanil	Galvbarro	Supra
Durazinc	Galvadek	Galvanneal	Glamet	Termal
Frescadur	Galvadur	Galvapanel	Habitapanel	Unipamel
Freskadur	Galvak	Galvaplus	Lum	Zincal
Freskalum	Galvakolor	Galvashake	Mono	Zincalum
Frigopanel	Galvakryl	Galvatecho	Monomuro 1000	Zinkal
Galmet	Galval	Galvateja	Panel R	Zinkalum
Galuzinc	Galvalok	Galvatek	R Panel	

II.4.5.d. Principales clientes

Galvak cuenta con una lista de clientes bastante amplia. Los diez principales clientes representaron 31% de sus ventas en el año 2000, mientras que el principal cliente representó el 8% de las ventas.

La División Aceros Tubulares comercializa sus productos principalmente a través de mayoristas y distribuidores independientes (67% de sus ventas en 2000), y el resto a clientes industriales. Los diez principales clientes representaron aproximadamente 28% de las ventas en 2000, de los cuales, el cliente más importante representó únicamente 4%.

II.4.5.e Recursos humanos

Galvacer empleaba a Diciembre de 2000 a 2,120 personas, de las cuales 866 eran empleados de confianza y 1,254 eran trabajadores sindicalizados. Los trabajadores sindicalizados de Hylsa División Aceros Tubulares y los centros de servicio de Galvak pertenecen a la Federación Nacional de Asociaciones Sindicales Autónomas (FENASA), mientras que el personal sindicalizado de planta Galvak pertenece a la Federación Nacional de Sindicatos Independientes.

Galvak e Hylsa DAT renegocian contratos colectivos con el sindicato cada dos años y los ajustes salariales son hechos en una base anual. La División mantiene una buena relación con su fuerza laboral, y nunca ha tenido huelgas.

II.4.5.f Información de mercado

El mercado de acero recubierto incluye entre sus principales segmentos a la construcción, manufactura diversa (aires acondicionados, muebles, iluminación, etc), la línea blanca y partes automotrices. Se trata de un mercado que incluye clientes industriales que requieren de altas especificaciones de producto y de un sector más comercial servido a través de distribuidores y ferreterías. En cuanto a la tubería con costura de pared gruesa (activos de Hylsa Aceros Tubulares), sus usos son la conducción de fluidos, la industria de la construcción mediante la producción y venta de perfiles estructurales, así como la venta al segmento petrolero con el tubo API (American Petroleum Institute).

El sector galavanizador en México ha tenido desde siempre una vocación exportadora, desplazando producto a mercados del exterior, entre ellos, la región del TLC, Centroamérica, el Caribe

y Sudamérica. Galvak exportó en el 2000 20.6% de su volumen total de ventas. Una panorama similar presenta la tubería de pared gruesa con costura, siendo junto con el galvanizado un producto de alto valor agregado que se exporta también dentro de las regiones ya indicadas. De las ventas totales de tubería con costura en 2000, 26.6% se vendió en los mercados del exterior.

El principal competidor doméstico en acero recubierto es Imsa, S.A. de C.V. Un competidor de menor escala es Zincacero, S.A. de C.V, que tiene una línea de galvanizado que cubre los usos comerciales. Adicionalmente hay presencia de importaciones en el mercado mexicano, una porción de este acero complementa la gama producida por los productores mexicanos pero parte del producto está en competencia directa con los procesadores de acero localizados en México.

El mercado mexicano para tubería de acero soldada de pequeño diámetro es regional y sin competencia de producto importado. Los pedidos son generalmente pequeños, con un amplio rango de especificaciones de productos. La División Aceros Tubulares de Hylsa es el principal productor en este mercado. Su principal competidor es Tubería Nacional, S.A. de C.V. La administración estima que la División Aceros Tubulares con una capacidad total de 222,000 TPA, controla 25% de ese mercado.

II.4.5.g. Información financiera resumida Galvacer

	1998	1999	2000
Millones de Pesos			
Ingreso Total	5,708	5,948	5,412
Ingreso Nacional	4,797	4,866	4,536
Ingreso de Exportación	911	1,082	876
Millones de Dólares			
Ingreso Total	470	549	549
Ingreso Nacional	395	449	460
Ingreso de Exportación	75	100	89
'000 toneladas métricas			
Embarques Totales	669	779	684
Mercado Nacional	560	618	549
Mercado Exportación	109	161	135

II.4.5.h. Principales activos y procesos industriales

Activos

Instalación	**Producto**	**Capacidad** ('000 tons)
Líneas de Galvanizado	Lámina galvanizada y barnizada	360
Líneas de Pintado	Lámina pintada	165
Planta de Tubería	Tubería de pared delgada	60
Líneas de Panel Aislado	Panel de acero aislado	10
Planta de Tubería Hylsa DAT	Tubería con costura de pared gruesa, y perfiles estructurales	222

Procesos Industriales
Galvak
Galvak produce acero galvanizado en un proceso de inmersión continuo utilizando tecnología de punta. Los rollos de lámina rolada el frío cruda (materia prima) pasa por un proceso de lavado, en el que se limpia la superficie de la misma para posteriormente pasar por un horno de recalentamiento, proceso inmediato a la inmersión de la lámina en una paila de zinc líquido con lo cual se obtiene una superficie recubierta resistente a la corrosión.

El acero pre-pintado se obtiene al procesar los rollos de lámina galvanizada a través de rodillos que aplican continuamente capas de pintura para crear una superficie uniforme en cada lado del rollo de acero. El proceso de pintado se puede realizar directamente a la lámina fría cruda o a la lámina galvanizada.

El acero galvanizado se puede procesar en formas diversas para suplir al mercado de la construcción, tales como perfiles de acero galvanizado, tubería mecánica, polines u otras formas. En el centro de transformación de Galvak, se corta el acero en diferentes formas, ya sea en hojas o en tiras, y también se le añade valor al pasar por rodillos para diferentes presentaciones acanaladas.

En Galvamet se fabrican paneles aislados, los cuales sirven para paredes o techos. El proceso consiste en juntar dos láminas de producto galvanizado y pintado con espuma de poliuretano, que se utiliza como material aislante.

Hylsa División Aceros Tubulares
La División de Aceros Tubulares utiliza como insumo lámina rolada en caliente, la cual es cortada, doblada, formada, y soldada en tubos con costura y perfiles estructurales ligeros.

II.4.6. Empresas Asociadas No Consolidadas

Hylsamex mantiene ahora una participación de 36.55% (después de haberla iniciado con un 35% en 1998) en el Consorcio Siderúrgica Amazonia, Ltd. (Amazonia), una compañía formada para adquirir el 70% de las acciones de Siderúrgica del Orinoco (Sidor), C.A., la compañía venezolana productora de acero que pertenecía al gobierno venezolano. Amazonia pertenece a cinco de las más grandes y competitivas compañías siderúrgicas de latinoamérica, como son Siderar, de Argentina, Usiminas, del Brasil, Sivensa, de Venezuela, Tamsa, de México, así como la propia Hylsamex. La tenencia actual de 36.55% de Hylsamex en Amazonia se traduce en un 25.6% de Sidor. Los resultados financieros de Sidor son reconocidos en su parte proporcional por Hylsamex a través del método de participación.

Durante el primer año de operaciones de Sidor bajo la nueva administración, se obtuvieron avances substanciales en incrementar la eficiencia de la compañía y su nivel de producción. Se logró también encontrar instrumentos de financiamiento que le dieron continuidad a la operación de la empresa y coadyuvaron al proceso de reconversión. Asimismo, se mejoraron e implementaron en las demás áreas administrativas de la empresa nuevos sistemas incluyendo SAP.

Una fuerte recesión en el mercado venezolano que se combinó con una reducción en el precio internacional y en la demanda de productos de acero que se iniciaron desde finales de 1998, hicieron imposible para Sidor el cumplir con sus compromisos financieros durante 1999. Esta situación orilló tanto a Sidor como a Amazonia a reestructurar sus pasivos.

El proceso de reestructuración terminó exitosamente en marzo de 2000. Una parte importante de este arreglo consistió en la recapitalización de Sidor por medio de la aportación de sus socios de US$ 300 millones. De esta cantidad, Hylsamex contribuyó con US$ 84 millones, mediante un fondeo recibido de ALFA por la misma cantidad.

Además de lo anterior, derivado del proceso de adquisición del 70% de Sidor, los socios de Amazonia tienen ciertas obligaciones contingentes. Sidor adeuda al gobierno venezolano la cantidad de US$ 642 millones de dólares. Sobre dicha deuda, los dueños de Amazonia han otorgado garantía de pago en función de su porcentaje de tenencia. En el caso de Hylsamex, la garantía otorgada asciende a la cantidad de US$ 231.6 millones.

Además, los socios de Amazonia otorgaron una fianza a favor del mismo Gobierno que para el año 2001 es hasta por US$ 125 millones por el cumplimiento de ciertos compromisos de inversión y de otro tipo, a ser llevados a cabo por Sidor en años futuros. De esta cifra, Hylsamex es responsable hasta por US$ 45 millones, en función de su porcentaje de tenencia en Amazonia.

A marzo de 2001 Amazonia tiene adeudos con bancos acreedores hasta por la cantidad de US$ 253 millones. Con relación a dichos adeudos, los socios de Amazonia se comprometieron a liquidar a los bancos acreedores la cantidad de hasta US$ 25 millones en forma proporcional, de ocurrir ciertos eventos previstos en los contratos de crédito en el año 2007. De esta cifra, Hylsamex es responsable hasta por US$ 9 millones.

La tabla siguiente presenta información resumida de Sidor para ciertos períodos relevantes:

	1998*	**1999**	**2000**
Volumen ('000 toneladas)			
Ventas Totales	2,428	2,313	2,771
Exportaciones	1,273	1,372	1,476
Ventas Domésticas	1,155	941	1,295
Millones de Dólares			
Ingreso Total	857	704	986
Utilidad de Operación	-126	-135	10
Utilidad Neta	-217	-294	-131
Participación de Hylsamex (%)	35.00	35.00	36.55
Activos Totales	2,859	2,691	2,764
Pasivos Totales	1,571	1,698	1,801
Capital Contable	1,288	993	963

* Cifras financieras correspondientes al periodo de 11 meses finalizados al 31 de diciembre de 1998.

II.5. Legislación Aplicable y Régimen Tributario

Las regulaciones y regímenes tributarios no afectan directamente a las divisiones administrativas sino a las siguientes entidades legales en mayor o menor medida, dependiendo de su actividad:

Acerex, S.A. de C.V.
Acerex Servicios, S.A. de C.V.
Aceros Prosima, S.A. de C.V.
Comercializadora Las Encinas, S.A. de C.V.
Consorcio Minero Benito Juárez – Peña Colorada, S.A. de C.V.
Express Anahuac, S.A. de C.V.
Ferropack, S.A. de C.V.
Ferropack Servicios, S.A. de C.V.
Galvak, S.A. de C.V.
Galvanet, S.A. de C.V.
Hylsa, S.A. de C.V.
Hylsamex, S.A. de C.V. (Controladora pura)
Las Encinas, S.A. de C.V.
Materiales y Aceros MASA, S.A. de C.V.
PEGI, S.A. de C.V.
Peña Servicios, S.A. de C.V.
Promotora Azteca, S.A. de C.V.
Técnica Industrial, S.A. de C.V.

Regulaciones Especiales

Medio Ambiente
Las operaciones de las Divisiones están reguladas por leyes federales y estatales relativas a la protección del medio ambiente (entre otras) que establecen límites máximos permisibles de contaminantes en descargas de aguas residuales a los sistemas de alcantarillado, y en aguas residuales tratadas. También se regulan los métodos de medición, y los máximos permisibles de concentraciones de monóxido de carbono en el aire, de partículas suspendidas, niveles de ozono, concentración de bióxido de azufre, así como también los procedimientos para la calibración de los equipos de medición de dichos contaminantes.

Minería
Las operaciones mineras de Hylsamex, dentro de las subsidiarias Las Encinas, S.A. de C.V. y Peña Colorada, S.A. de C.V., están soportadas en concesiones otorgadas por el Gobierno Mexicano y sujetas a disposiciones de carácter federal definidas por la Ley Minera y su Reglamento correspondiente.

Régimen Tributario
El hacer negocios en México conlleva al cumplimiento de un sinnúmero de obligaciones de carácter fiscal que van desde la presentación de avisos, solicitud de autorizaciones especificas, regulaciones excesivas en materia de comprobantes, etc., hasta el pago de impuestos tanto de orden federal como estatal y municipal.

En el ámbito federal, y en particular en negocios orientados a la producción de acero, los impuestos que comúnmente se causan son aquellos referidos a las ventas (valor agregado), a las

utilidades (renta) y a los activos. También resulta importante conocer la existencia de otros gravámenes que afectan a la empresa y que derivan de las obligaciones laborales, como las cuotas de seguridad social (IMSS, INFONAVIT Y SAR).

En el ámbito estatal y municipal, los gravámenes establecidos son los aplicados a las nóminas y los previstos a la tenencia de inmuebles y sus traspasos.

Impuestos Federales

Ley del Impuesto al Valor Agregado

Conforme a esta ley, toda operación de compraventa, prestación de servicios, arrendamiento e importaciones, se gravan a la tasa del 15% sobre el valor acordado en cada una de las operaciones. En el caso de ventas de exportación, se fija una tasa de 0%, con el propósito de estimular estas operaciones.

El gravamen a cargo de la empresa se concreta en el resultado de aplicar la tasa del 15% al valor añadido entre el costo de producción y ventas versus el valor de las ventas.

En aquellos casos en que el impuesto que deriva de los costos incurridos y las inversiones realizadas, se excede al que se traslade al momento en las ventas, por lo que se produce un saldo a favor. Este saldo a favor puede ser acreditado contra el propio impuesto que resulte a cargo en meses posteriores. También existe la opción de solicitar a la hacienda publica que dicho saldo sea devuelto, siendo el tiempo de espera máximo de cuarenta días hábiles, una vez cumplidos todos los requisitos.

El pago del impuesto se realiza mensualmente a mas tardar el día 17 del mes posterior en que se efectuaron las operaciones. Hay obligación de efectuar una declaración anual, donde se resumen el total de las operaciones hechas en el año, sin que se presenten problemas de diferencias de impuesto.

Ley del Impuesto Sobre la Renta

Conforme a esta Ley, se grava la utilidad que tiene la empresa por las operaciones realizadas. La tasa es de 35%, pero se permite diferir el pago de un 5%, hasta el momento en que se distribuyan dividendos.

La utilidad fiscal se concreta en enfrentar a los ingresos obtenidos en el año con las deducciones autorizadas y en su caso, amortizando pérdidas incurridas de años anteriores que no hayan caducado. Las pérdidas fiscales caducan a los 10 años de acuerdo a la ley actual. Tanto los ingresos como las deducciones y perdidas se encuentran ajustadas por los efectos de la inflación.

Dentro de los ingresos se incluyen los percibidos por las ventas propias de la actividad, los intereses a favor a valores netos y cualquier otro tipo. Los anticipos recibidos a cuenta de futuras ventas también se incluyen.

En relación con las deducciones, se encuentran todos los costos y gastos incurridos que sean estrictamente indispensables para desarrollar la actividad. Es importante señalar que la Ley condiciona las deducciones al cumplimiento de muchos requisitos formales relacionados con el tipo de comprobante, la forma de pago, la contabilización, etc. Existen también gastos e inversiones cuya deducción se limita a determinados montos, como es el caso de gastos de viaje, arrendamiento y compra de autos, etc. Finalmente existen gastos cuya deducción no se permite como son: los pagos de algunos impuestos a cargo de la sociedad, los relacionados con la representación, el arrendamiento de casas habitación y muchos más. Es importante mencionar que la Ley considera como deducción la

compra de inventarios de materia prima, productos semiterminados y terminados y no su costo de ventas.

El pago del impuesto se efectúa mediante el pago anticipado que se realiza mes a mes, utilizando un porcentaje de utilidad del año anterior o en su caso de los últimos cinco años, que se aplica sobre los ingresos y al resultado la tasa del 30%. Por las operaciones realizadas de enero a junio, se efectúa una liquidación parcial, consistente en determinar la utilidad y el impuesto de dicho periodo y se enfrenta contra el acumulado de los pagos mensuales; de resultar diferencia a cargo se paga en el mes de agosto, en caso de diferencia a favor, existen restricciones para efectuar su compensación contra los pagos mensuales. Al final del año se determina la utilidad y el impuesto y se deducen los pagos efectuados. Si existe impuesto a cargo, este podrá liquidarse hasta el tercer mes posterior al mes de diciembre, si la diferencia es a favor, se podrá optar por compensar o solicitar su devolución.

Las utilidades por las que se pagaron impuesto podrán ser retiradas, pagando el 5% de impuesto corporativo y un 5% adicional, si el pago se efectúa a residentes en el extranjero. Cuando se decida pagar dividendos en exceso a las utilidades fiscales, el impuesto será del 35% y en su caso, adicionalmente el 5%.

Cuando la sociedad efectúe pagos al extranjero por concepto de asistencia técnica, regalías, intereses u otros pagos, la Ley obliga a efectuar retenciones a tasas que van desde un 4.9% hasta un 40%. Toda vez que nuestro país haya celebrado con otros países convenios para evitar la doble imposición tributaria, las tasas establecidas en la Ley, han sido modificadas en los convenios, mayoritariamente a la baja. Incluso en algunos casos el gravamen desaparece. En ambos casos se deben de cumplir los requisitos formales previstos en los convenios y en la propia Ley.

Ley Del Impuesto al Activo

Conforme a esta Ley, se paga el impuesto cuando la sociedad no causo impuesto sobre la renta o cuando el impuesto causado resulte inferior al determinado en esta Ley. En efecto, el gravamen a los activos es el impuesto mínimo que debe pagar una sociedad por realizar operaciones en México.

El impuesto se obtiene de aplicar la tasa del 1.8% al exceso de activos sobre pasivos, bajo dos opciones: (a) sobre la base de activos de 4 años atrás o (b) sobre la base de activos del ultimo ejercicio fiscal. Una vez que se decidió la opción ya no puedes cambiar. Es importante señalar que la Ley, limita la deducción de pasivos, no considerando para tal efecto, los contratados con Instituciones de crédito y las operaciones realizadas con extranjeros.

El impuesto se paga mensualmente a razón de una doceava parte del impuesto causado en el año anterior, una vez ajustado por inflación. Al final del año, se efectúa la liquidación, obteniendo el impuesto del año y deduciendo los pagos realizados; de resultar diferencia a cargo se pagará dentro de los tres meses siguientes al termino del año.

Es importante señalar que el impuesto pagado es susceptible de acreditarse posteriormente, cuando el impuesto sobre la renta sea mayor que el previsto en esta Ley. El plazo máximo de acreditamiento es de 10 años.

Participación de los Trabajadores en las Utilidades de las Empresas

Es importante mencionar que la Ley laboral obliga a las empresas el hacer partícipes de las utilidades a los trabajadores, en un 10% de las utilidades.

Las utilidades se determinan a partir de la utilidad fiscal, eliminando de ésta los efectos inflacionarios y reconociendo como ingresos y deducción de las fluctuaciones cambiarias de la moneda extranjera, las provenientes de créditos o deudas, exigibles.

El pago de estas utilidades debe realizarse a más tardar en el mes de mayo siguiente al cierre del ejercicio.

Por lo que se refiere a Hylsa, podemos mencionar que se cuenta con una autorización (Unidad de Fomento) por parte de SHCP para juntar las utilidades tanto de Hylsa, S.A. de C.V. como de Técnica Industrial, S.A. de C.V. así como de la Encinas, S.A. de C.V. y repartirlas entre la suma del personal que tengan estas tres empresas.

Seguridad Social

Existen en México diversas leyes que protegen al trabajador y su familia en contra de contingencias. A través de la Ley del Seguro Social (IMSS) se otorgan servicios a la salud. Así mismo, existe un programa de apoyo de créditos para construcción de vivienda, a través de la Ley del Instituto de Fomento a la Vivienda de los Trabajadores (INFONAVIT). Finalmente existe también un programa de ahorro a largo plazo, que le permite al trabajador tener recursos cuando se retire del trabajo remunerado, conocido como Sistema de Ahorro para el Retiro de los Trabajadores (SAR).

El costo de los programas de vivienda y ahorro (5% y 2%), que se aplican sobre salarios devengados, son a cargo de la empresa. En el programa de salud participan el gobierno, los trabajadores y la empresa, absorbiendo esta un costo aproximado del 60%.

Derechos

Son los costos de autorizaciones y la supervisión de las mismas, que realiza el Estado, por mandato de Ley. Los casos más comunes se dan en la explotación de pozos de agua, en estudios de impacto ambiental, otorgamiento de concesiones, etc. Estos costos son a cargo de la empresa y su monto es variable.

Impuestos Estatales Y Municipales

La hacienda estatal y municipal, aunque en menor medida, también aplican gravámenes a la actividad de la empresa. El impuesto sobre nóminas, que es de carácter estatal, representa hasta un 2% del total de las nóminas pagadas y se liquida mensualmente. Por su parte, la hacienda municipal tiene como principal gravamen el impuesto predial, que se aplica al valor actualizado de los inmuebles que tenga la sociedad, pudiendo llegar la tasa a un 2% al millar. También existe un gravamen a las operaciones realizadas con inmuebles que paga el adquirente a razón del 2% del valor de la operación.

II.6. Procesos Judiciales, Administrativos o Arbitrales

A la fecha de emisión de este reporte, Hylsamex y todas sus subsidiarias no están sujetas a procesos judiciales, administrativos o arbitrales

II.7. Acciones representativas del capital

El capital suscrito y pagado esta representado por 243,756,094 acciones ordinarias Serie "B", sin expresión de valor nominal, que representan el capital mínimo fijo sin derecho a retiro, cuya suscripción no tiene restricción en cuanto a nacionalidad de los adquirentes y que tienen un valor de $243,756,094 pesos. La parte variable del capital es ilimitada.

En 1996 los accionistas aprobaron un aumento de capital social en su parte mínima fija, mediante la emisión de 43,000,000 de acciones Serie "B", de iguales características a las actualmente en circulación, para ser colocadas entre el gran público inversionista mexicano y extranjero. A la fecha, dicha colocación no ha sido realizada, por lo que el aumento de capital mencionado no ha sido suscrito ni pagado.

En marzo de 2001 el Consejo de Administración aprobó incrementar la parte mínima fija, no sujeta a retiro del capital social, en la cantidad de $2,272'046,360 pesos, mediante la capitalización del saldo total de la cuenta denominada "Prima en Emisión de Acciones", y saldo total de la cuenta denominada "Actualización de la Prima en Emisión de Acciones", para quedar elevada a la cantidad de 2,393'924,407 pesos; incremento que se formaliza sin modificar el número de acciones que actualmente representan el capital social.

II.8. Dividendos

El pago de dividendos realizado por Hylsamex durante los pasados 5 años se detalla a continuación. El pago de dividendos en Hylsamex se realiza en función de varios criterios, como los son: la media de la relación de dividendo a valor de la acción y la razón de dividendos a utilidades mayoritarias de empresas siderúrgicas en la región de NAFTA. Asimismo, se considera en la determinación del monto de dividendos la salud financiera de la Compañía y los programas de inversión que se tengan contemplados. En los últimos dos años la empresa decidió no pagar dividendos con motivo de coadyuvar al objetivo de mantener los indicadores clave de endeudamiento en niveles razonables (apalancamiento y cobertura de intereses).

Dividendos Pagados	**1996**	**1997**	**1998**	**1999**	**2000**
Millones de Pesos	381.3	319.5	377.0	-	-
Millones de Dólares	26.5	25.6	32.1	-	-
En Pesos					
Por acción	1.56	1.31	1.55	-	-
Por ADR	9.39	7.86	9.30	-	-

III- Información Financiera

III.1. Información Financiera Seleccionada

La siguiente tabla presenta información financiera resumida de Hylsamex y subsidiarias, por ciertos períodos relevantes:

HYLSAMEX, S.A. de C.V. —Resumen de Información Financiera Consolidada(1)

	1998	1999	2000
Estado de Resultados:			
Ingresos	15,325	14,875	14,198
Doméstico	88%	86%	84%
Exportación	12%	14%	16%
Utilidad de Operación	2,348	2,038	1,270
RIF(2)	(2,000)	129	(597)
Partidas especiales	(24)	(104)	(61)
Resultado de asociadas(3)	(96)	(1,076)	(196)
Impuestos y PTU(4)	(153)	(208)	(249)
Utilidad neta	75	779	167
Interés minoritario(5)	(28)	(36)	(7)
Utilidad neta mayoritaria	47	744	160
Utilidad neta por acción(6)	0.191	3.051	0.654
Balance General:			
Activo circulante	6,327	6,087	5,789
Activo no circulantes	28,665	24,654	23,373
Otros activos	-	-	409
Activos totales	34,992	30,741	29,571
Pasivo circulante no bancario	2,277	2,159	1,884
Deuda bancaria	17,286	14,289	13,732
Pasivo L. Plazo no bancario	646	700	845
Otros pasivos(7)	-	-	1,991
Total pasivos	20,209	17,148	18,452
Capital contable	14,783	13,593	11,119
Total pasivo y capital	34,992	30,741	29,571
Capital mayoritario(8)	13,240	11,816	9,270
Valor contable por acción(9)	54.318	48.475	38.030
Otra información relevante:			
Capital de trabajo(10)	(414)	(506)	26
Depreciación y amortización	1,237	1,173	1,234
Flujo de la operación(11)	3,586	3,211	2,505
Inversión en activo fijo	3,219	735	405
Dividendos pagados	(377)	-	-
Número de empleados	8,357	7,691	7,421
Núm. de acciones al cierre	243.76	243.76	243.76
Razón circulante	2.78	2.82	3.07
Razón Pasivo/Capital	1.37	1.26	1.66

	1998	1999	2000
Cobertura de intereses[12]	2.18	2.06	1.73
Deuda neta a flujo[13]	4.67	4.34	4.97
Efectivo y valores de realización inmediata	532	347	1,272
Gastos financieros, neto	1,643	1,558	1,445
Comportamiento de la acción:			
Volumen operado[14]	71.65	64.12	39.87
Precio promedio[15]	26.87	34.26	26.44
Precio de cierre[15]	13.75	28.08	9.65

Notas a la información financiera:

1. Cantidades en millones de pesos de 31 de diciembre de 2000 y millones de dólares nominales. Las cantidades en pesos fueron convertidas a dólares usando el tipo de cambio promedio de los períodos en que se dieron los ingresos o egresos, así como el tipo de cambio de cierre para las cifras de balance. Hylsamex considera que es importante complementar la información financiera en pesos con cifras en dólares, debido a la dolarización de sus ingresos, que se estima en 100%, y a la tenencia de acciones por parte de inversionistas extranjeros.

2. Resultado integral de financiamiento

3. Representa la participación de Hylsamex en los resultados de empresa asociada no consolidada Sidor.

4. A partir del año 2000, Hylsamex aplica el Boletín D-4 del Instituto Mexicano de Contadores Públicos, que regula lo relativo al manejo de Impuestos Diferidos. En el estado de resultados de dicho año se incluyen tanto los impuestos causados como los diferidos, lo que contrasta con los años anteriores, cuando el Boletín D-4 no existía. (Para mayor detalle, consultar la Sección III.2 "Discusión por la Administración de los Resultados").

5. Corresponde a la participación en los resultados consolidados de Hylsamex de los socios minoritarios que se tienen en diferentes empresas, como IMEXA con Peña Colorada, Worthington Industries con Acerex y 19 accionistas con PEGI.

6. Calculada con base en el número promedio de acciones en circulación: 243.8 millones de acciones durante 2000, 1999 y 1998.

7. Corresponde al renglón Impuestos Diferidos, que se creó a partir de 2000 con base en la aplicación del Boletín D-4 (Ver III.2 Discusión por la Administración de los Resultados).

8. Corresponde al capital contable de la tenedora Hylsamex, S.A. de C.V., es decir descontando del capital consolidado, el correspondiente a los diferentes socios minoritarios que se tienen en algunas empresas.

9. Con base en el número de acciones en circulación: 243.8 millones en 2000, 1999 y 1998.

10. Resultado de sumar los saldos de cuentas por cobrar e inventarios y restar el de la cuenta de proveedores.

11. Utilidad de Operación más Depreciaciones y Amortizaciones.

12. Flujo de Operación entre Gastos Financieros Netos de Productos Financieros.

13. Deuda Bancaria, neta de reservas en efectivo, dividida entre el Flujo de Operación.

14. Millones de acciones.

15. Pesos por acción.

III.2. Comentarios y Análisis de la Administración sobre los Resultados de Operación y Situación Financiera

III.2.1. Resultados de operación

Resumen

Hylsamex empezó el año 2000 mostrando incrementos sólidos en cuanto a volúmenes de venta y precios del acero. Durante el primer semestre de año, los ingresos en pesos se incrementaron en 9% en comparación al mismo período de 1999, y mostraron un comportamiento similar a los primeros seis meses de 1998. Sin embargo, el entorno del mercado se deterioró conforme avanzó el año, y la Compañía no quedó aislada de estas dificultades, terminando el año con una disminución en el ingreso de 5% y 7% contra 1999 y 1998, respectivamente.

El verdadero potencial del programa de modernización finalizado en 1999 no ha sido del todo aparente porque Hylsamex ha tenido que contrarrestar tendencias económicas y de la industria negativas. La reducción en los precios internacionales del acero, el alto costo de la energía y el crecimiento de volúmenes de acero importado, por nombrar algunas, propiciaron una reducción en la generación de flujo de efectivo. En el año 2000, la Compañía registró una disminución de flujo, medido por EBITDA, de 14%, en comparación al nivel obtenido en 1999 y de 30% versus la generación de efectivo en 1998. Sin embargo, el EBITDA por tonelada permanece a niveles comparables con empresas líderes de la industria del acero en Estados Unidos.

Los productores de acero domésticos se enfrentaron a un ambiente operativo muy competitivo, en donde la fortaleza que el peso mexicano exhibió durante el año incentivó a productores internacionales a importar su producto al mercado mexicano. De hecho, el volumen de importaciones de acero en 2000 con respecto a 1999 creció 28%, alcanzando 27% de participación de mercado. El crecimiento de 6.9% de la economía mexicana resultó en un incremento de 9.2% en el consumo aparente en México, pero la mayoría de éste lo absorbieron las importaciones. Los productores de acero plano de México han estado analizando el flujo de importaciones para determinar la posibilidad de iniciar investigaciones antidumping ante las autoridades mexicanas. Por otro lado, las exportaciones mostraron un crecimiento sólido durante la primera mitad del año, incrementándose a un ritmo de 81% versus 1999 y de 129% versus 1998. A medida que los precios y las condiciones del

mercado se debilitaron, la tasa de crecimiento de las exportaciones de Hylsamex disminuyó, aunque resultó en un crecimiento de 17% y de 75% con respecto a 1999 y a 1998, respectivamente.

A principios del año 2000 se hablaba de un crecimiento aparente en el ciclo del acero mundial, ya que los precios de los productos tendían a la alza. Esto revirtió su tendencia y los precios cayeron a niveles históricos a finales de año. Para contrarrestar este deterioro en los precios, Hylsamex incrementó la proporción de los productos de valor agregado en su mezcla de ingreso a 60%, en comparación al 58% de 1999 y al 56% de 1998.

Debido fundamentalmente a los incrementos en los precios del gas natural y la electricidad, el costo de ventas, en pesos constantes, se incrementó a pesar de la disminución en los embarques. Como porcentaje del ingreso, en el 2000 se incrementó en 523 puntos base versus 1999 para llegar a 83.5% del ingreso y mostró la misma tendencia con respecto a 1998, al incrementarse en 619 puntos base. Este número pudo haber resultado mayor si la administración de Hylsamex no hubiera implementado varias iniciativas estratégicas durante el segundo semestre del año. La Compañía pudo disminuir los costos fijos sobre una base absoluta, pero el menor volumen de ventas propició un incremento por tonelada.

Aunque en el objetivo inicial de reducir el nivel de deuda a niveles más razonables no se lograron avances sustanciales, en el año 2000 Hylsamex redujo su deuda neta de caja en US$ 36 millones y US$ 41 millones versus 1999 y 1998, respectivamente. Para lograr esta reducción fueron clave el nivel mínimo de erogaciones en activo fijo mantenido durante el año, así como la generación de flujo de efectivo.

Sidor mejoró sustancialmente su desempeño financiero y operativo durante el año 2000. Condiciones más favorables en el mercado de acero venezolano, así como mayor volumen de ventas de exportación, permitieron dicho crecimiento. En marzo de 2000, Sidor anunció la reestructuración de su deuda en términos más favorables, que incluyeron una infusión de capital adicional de US$ 300 millones de sus accionistas; la parte de Hylsamex fue de US$ 84 millones.

Principales Variables Económicas	**2000**	**1999**	**1998**
Inflación general (dic-dic)	9.0%	12.3%	18.6%
Apreciación (depreciación) al cierre			
Nominal	-0.8%	3.6%	-22.7%
Real	7.5%	14.2%	-3.5%
Tipo de cambio de cierre			
Nominal	9.60	9.52	9.88
Real	9.60	10.38	12.09
Tipo de cambio promedio real	9.89	10.97	12.19
Apreciación real del tipo de cambio:			
Cierre	24.3%	18.9%	4.8%
Promedio año	21.5%	13.8%	4.4%
Crecimiento PIB México	6.9%	3.9%	4.8%
Crecimiento PIB EUA	5.0%	4.2%	4.4%

Volumen de Ventas

Comparación 2000-1999
Los embarques en el año 2000 fueron de 2,722,200 toneladas, mostrando una disminución de 4% o de 126,500 toneladas en comparación al volumen de 2,848,700 toneladas vendido en 1999. La reducción se atribuyó a lo siguiente:

(a) Mayor volumen de importaciones de productos de acero. El fortalecimiento del peso durante el año jugó un papel muy importante al atraer importaciones a menores precios equivalentes en pesos. Esto no sólo afectó al mercado de productos planos, sino también al de no planos, dado un incremento de 13% en las importaciones de alambrón.

(b) El mercado de acero en Estados Unidos se empezó a debilitar desde mediados del año, afectando las ventas en los mercados de exportación y co-exportación de Hylsamex. Aunque las exportaciones crecieron año contra año, durante la segunda mitad decrecieron, especialmente en productos como la lámina caliente.

(c) El paro programado por mantenimiento en la Planta Puebla de la División Alambrón y Varilla, aunado a la instalación de equipo nuevo, disminuyó el nivel total de producción.

(d) La desinversión de Hylsabek ocurrida a finales de 1999 afectó la comparación dado el volumen de 46,700 toneladas (neto de transacciones intercompañía) contabilizado en 1999.

Comparación 1999-1998
Los embarques en 1999 totalizaron 2,848,700 toneladas, 251,500 toneladas o 10% más que las 2,597,200 toneladas vendidas en 1998. El crecimiento mostrado en el volumen se debe completamente a la situación favorable que exhibieron los mercados de productos planos. El desempeño de los distintos mercados fue como sigue:

(a) El mercado de productos planos tuvo un gran dinamismo, tanto en la parte doméstica como en la exportación, mostrando una sólida ganancia en el tonelaje vendido de 272,700 toneladas o 18% versus 1998. El incremento en la capacidad proveniente de la expansión del Molino #2 de la División Aceros Planos a 1.5 millones de toneladas anuales y el excelente nivel de aproximadamente 0.6 millones de toneladas de producción en que mantuvo el Molino #1 (que opera a partir de lingote) fueron esenciales para alcanzar el crecimiento.

(b) El área de productos no-planos muestra un panorama distinto, con un decremento de 21,200 toneladas o de 2% versus el año anterior. El volumen en productos no planos era esperado, ya que se tiene la misma capacidad de producción y además está enfrentando una oferta excesiva de varilla en el mercado doméstico. La División Alambrón y Varilla sólo pudo mantener los embarques en 1999 a niveles similares que en el año anterior. Sin embargo, se presentan dos consideraciones positivas:

1. La totalidad de la reducción en el volumen vendido está comprendida por ventas de billet que fueron descontinuadas por su baja rentabilidad.

2. En lugar de crecimiento, el énfasis ha sido a enfocarse a una mezcla más rica de productos con alambrones especializados.

Las cifras de volumen de ventas incluyen el volumen vendido a HylsaBek de 79,100 toneladas. La venta esta compañía tendrá un efecto sobre las ventas futuras de Hylsa a HylsaBek, que fueron de 32,400 en 1999.

Volumen de Ventas ('000 Toneladas Métricas)	**2000**	**1999**	**1998**	**00/99**	**99/98**
Doméstico	2,287	2,476	2,349	(189)	127
Planos	1,450	1,474	1,324	(24)	150
No-Planos	837	1,002	1,025	(165)	(23)
Exportación	**435**	**373**	**248**	**62**	**125**
Planos	430	352	229	78	123
No-Planos	5	21	19	(16)	2
Embarques Totales	**2,722**	**2,849**	**2,597**	**(127)**	**252**

Ingreso

Comparación 2000-1999

El ingreso del año 2000 fue de Ps 14,198 millones (US$ 1,440 millones), y registró una disminución de 5% ó de Ps 677 millones en comparación al ingreso de Ps 14,875 millones (US$ 1,373 millones) obtenido en 1999. El ingreso por tonelada fue de Ps 5,216, permaneciendo similar al de Ps 5,222 registrado el año anterior, a pesar de la fortaleza consistente del peso, así como del ambiente adverso en los precios internacionales, particularmente durante el segundo semestre. De entre las principales variables que permitieron un nivel similar en ingreso por tonelada en comparación a 1999 destacan:

(a) Los precios internacionales del acero, que empezaron a mejorar su tendencia a principios de 1999, continuaron favorables durante la primera mitad de 2000. Este fortalecimiento temprano ayudó a contrarrestar las disminuciones drásticas durante la segunda mitad, evitando una caída significativa en el precio promedio ponderado para todo el año.

(b) Menor volumen de ventas de productos no-planos en 2000, en comparación con 1999. Dado que los productos no-planos tienen precios inferiores a los de los planos, una menor proporción de éstos contribuyó al incremento en el precio de la mezcla de ventas total.

(c) Disminución en la producción en el Molino #1 de Aceros Planos, particularmente durante el segundo semestre, debido a cambios en los precios de los insumos y el debilitamiento de las condiciones de mercado. Esto tuvo como consecuencia una mayor proporción de los productos del Molino #2 de colada continua en la mezcla de ventas que, por poseer mejor calidad, y por ende mejor precio, ayudaron a incrementar el precio promedio en el año.

(d) La creciente proporción de otros ingresos relacionados con el acero, provenientes de la venta de tecnología y de pélet de mineral de hierro, principalmente. El prorrateo de estos ingresos entre un volumen de ventas menor, incrementó su participación en una base por tonelada.

El ingreso por tonelada, calculado en dólares nominales, mostró una tendencia muy favorable debido a las razones antes mencionadas y a que, a diferencia de las cifras a pesos constantes, no se ve afectado por la erosión causada por la inflación doméstica. El ingreso por tonelada en dólares

alcanzó US $529 en 2000, representando un incremento de 10% ó de US $47/tonelada en comparación a 1999.

Comparación 1999-1998
El ingreso de ventas para 1999 totalizó Ps 14,875 millones (US$ 1,373 millones), una disminución de 3% versus los Ps 15,325 millones (US$ 1,265 millones) registrados en 1998. El incremento de 10% en los embarques observado en el periodo comparado se vio totalmente cancelado por una disminución de 12% en el ingreso por tonelada medido en pesos constantes (Ps 5,222 en 1999 vs Ps 5,902 en 1998). La fortaleza de la moneda mexicana no le permitió a la Compañía incrementar sus precios domésticos en pesos u obtener un mayor valor en pesos de sus exportaciones, resultando insuficientes los incrementos en dólares que se implementaron durante el año para compensar el efecto de la inflación doméstica.

A través de 1999, el ingreso expresado en dólares experimentó una recuperación gradual pero sostenida, mostrando ganancias de US$ 3, US$ 12, US$ 12 y US$ 8 del primer al cuarto trimestre de 1999, respectivamente. Sobre una base trimestral y utilizando como base del precio al ingreso por tonelada expresado en dólares, éstos muestran durante 1999 un patrón alcista que es una imagen espejo de lo ocurrido en 1998.

Ingreso por Tonelada
(US$)



500
450
400
350
300
1998
1999
2000
1T
2T
3T
4T
1T
2T
3T
4T
1T
2T
3T
4T

Ingreso Total (Ps millones)	2000	1999	1998	00/99	99/98
Doméstico	11,960	12,771	13,499	-6%	-5%
Planos	8,641	8,637	8,785	0%	-2%
No-Planos	2,699	3,662	4,103	-26%	-11%
Otros	620	472	611	31%	-23%
Exportación	2,238	2,104	1,826	6%	15%
Planos	2,081	1,822	1,534	14%	19%
No-Planos	16	91	89	-82%	2%
Otros	141	191	203	-26%	-6%
Ingreso Total	14,198	14,875	15,325	-5%	-3%

Costo de Ventas

Comparación 2000-1999

El costo de ventas en el año 2000 fue de Ps 11,856 millones (US$ 1,203 millones), registrando un incremento de 2% sobre el costo de Ps 11,646 millones (US$ 1,076 millones) obtenido en 1999. El incremento ocurrió a pesar de la disminución de 4% en el volumen de ventas, y fue causado, en su mayoría, por costos más altos de insumos metálicos y de energía y por un prorrateo menos eficiente de costos fijos debido a menores embarques. El costo por tonelada en 2000 fue de Ps 4,355, lo que significa un incremento de 6% sobre el nivel de Ps 4,088 registrado en 1999. Se observó una tendencia similar en el costo por tonelada en dólares nominales, al aumentar de US$ 378 en 1999, a US$ 442 en 2000. El incremento en dólares excedió al de pesos debido a que la estructura de costos de Hylsamex, en su mayoría, está ligada al dólar. Contrastando al efecto negativo en los ingresos, un peso fuerte disminuye el incremento de los insumos dolarizados cuando se miden en pesos constantes.

Análisis del Costo de Ventas	2000	1999	1998	00/99	99/98
Embarques ('000 tons)	2,722	2,849	2,597	-127	252
Ps/tonelada					
Ingreso	5,216	5,222	5,902	-6	-680
Costo de ventas	-4,355	-4,088	-4,564	-267	-476
US$/tonelada					
Ingreso	529	482	487		
Costo de ventas	-442	-378	-377	-64	-1

El incremento de US$ 64/ton entre 1999 y 2000 se puede dividir en un incremento de US$ 47/ton en el costo variable y de US$ 17/ton en el costo fijo. Este último aumento se debe a (i) un prorrateo menos eficiente dado un menor volumen (US$ 7/ton); (ii) incremento en costos de personal fijos (US$ 3/ton) que, aunque en línea con la inflación doméstica, reflejaron un aumento real en dólares dado el fortalecimiento del peso; (iii) mayores cargos por depreciación y amortización (US$ 6/ton). El incremento en costos variables es el resultado de aumentos relevantes en el costo ponderado de los principales insumos variables utilizados en el proceso de producción de acero, como chatarra doméstica, chatarra importada, hierro de reducción directa, gas natural y electricidad.

Precio Promedio de Insumos Variables	2000	1999	1998	00/99	99/98
Fierro esponja (US$/ton)	146	118	113	24%	4%
Chatarra doméstica (US$/ton)	123	112	133	10%	-16%
Chatarra importada (US$/ton)	131	121	157	8%	-23%
Gas Natural (US$/MMBtu)	3.81	2.37	2.18	61%	9%
Electricidad (US¢/kWh)	3.36	2.67	2.48	26%	8%

Es importante mencionar que, durante la segunda mitad del año 2000, Hylsamex experimentó un cambio significativo en sus procesos de manufactura a fin de sobrellevar el cambio adverso en el precio de la energía. Mientras que a principios de año el precio de gas natural estaba en niveles de US $2.0/MMBtu, hacia fin de año el costo se elevó a niveles cercanos a US$ 6.0/MMBtu. El aumento no

se limitó al gas natural, ya que también se presentó en otros hidrocarburos utilizados en la producción de la electricidad, cuyo costo sufrió incrementos sostenidos en todo el año.

Para manejar mejor el entorno de costos altos de energía, Hylsamex paró, de manera temporal, ciertas plantas de reducción directa y empezó a importar insumos metálicos sustitutos como el arrabio y el hierro reducido en briquetas. También importó billet para cubrir los requerimientos de producción de la Planta Puebla de la División Alambrón y Varilla; hecho que coadyuvó a un menor consumo de electricidad en la acería. Lo anterior creó una cobertura física que aisló a la Compañía de futuros incrementos en el costo de la energía. También permitió que Hylsamex mantuviera un costo de producción equivalente al de utilizar hierro de reducción directa utilizando un precio de gas natural de aproximadamente US$ 3.5/MMBtu.

La Compañía mantuvo en operación, durante todo el año, la planta de reducción 4M localizada en Monterrey, que alimenta al Molino #2 de colada continua de la División Aceros Planos. Esta planta cuenta con los máximos avances en cuanto a tecnología de reducción, siendo la única en el mundo que alimenta el hierro reducido caliente al horno eléctrico, rindiendo importantes ahorros en energía. Para el año 2001, el contrato a tres años con un precio de gas natural fijo de US$ 4.0/MBtu que ofrecieron las autoridades mexicanas a través de Pemex, provee mayor certidumbre para la operación viable y económica de esta planta. Adicionalmente, al haber reducido la producción en el Molino #1 de Aceros Planos, Hylsamex cambió el volumen de productos planos al Molino #2, que es más eficiente.

Para hacer frente al paro temporal en algunas de las instalaciones de la Compañía y el ritmo de producción reducido, la administración decidió descontinuar el uso de contratistas externos. Para implementar esta medida no se requirieron pagos de indemnización. Adicionalmente, Hylsamex redujo temporalmente, a 50%, el salario de algunos de sus empleados, principalmente en las minas. Ambas medidas se consideran temporales pero aún no es posible establecer un marco de tiempo para retornar a operaciones normales en las instalaciones afectadas.

Como medida para mejorar el flujo de efectivo, a finales de 2000, Hylsamex empezó a vender el mineral de hierro sobrante de su mina Peña Colorada en los mercados internacionales. La comercialización rentable del mineral y los ahorros derivados de las medidas relacionadas al personal, redujeron el efecto negativo en el flujo de efectivo.

Comparación 1999-1998

El costo de ventas para el año de 1999 totalizó Ps 11,646 millones (US$ 1,076 millones), 2% inferior a los Ps 11,853 millones (US$ 978 millones) registrados en 1998. La reducción ocurrió a pesar del incremento de 10% en los embarques, y se debe básicamente al menor costo de la chatarra en los primeros meses de 1999, al efecto que la apreciación que el peso tiene en el costo de ventas de Hylsamex y a las reducciones en costos resultantes de los diferentes proyectos que la Compañía puso en operación.

El costo en dólares por tonelada en 1999 ascendió a US$ 378, mostrando un comportamiento similar versus los US$ 377 obtenidos en 1998. El incremento de US$ 1/ton se compone de incrementos de US$ 6/ton registrados en el costo variable y de una variación favorable de US$ 5/ton en el costo fijo. El cambio en el costo variable se debió a aumentos de precios del gas natural y de la electricidad, que registraron incrementos de 8% y 9%, respectivamente, contra 1998.

Gastos de Operación

Comparación 2000-1999
Los gastos de operación en el año 2000 fueron de Ps 1,072 millones (US$ 109 millones), lo que significa una reducción de 10% contra a los Ps 1,191 millones (US$ 110 millones) registrados en 1999. Esta disminución, en pesos constantes, es el resultado de la reducción en gastos de administración y venta.

La relación de gastos de operación a ingreso fue de 7.6% en 2000, menor que el 8.0% registrado en 1999. A pesar de la disminución de 5% en ingreso observada en el año, la reducción en los gastos de operación permitió a Hylsamex mostrar una mejora en este indicador versus 1999.

Comparación 1999-1998
Los gastos de operación para 1999 fueron de Ps 1,191 millones (US$ 110 millones), 6% superiores a los Ps 1,124 millones (US$ 93 millones) registrados en 1998. Todo el incremento se relacionó al cambio en el método de reconocimiento del reembolso de flete de los clientes de la División Alambrón y Varilla. En 1998, el reembolso se acreditaba a los gastos de administración y ventas, mientras que para la mayor parte de 1999 se contabilizó como parte del precio de venta del producto. Como resultado, el costo total del flete se cargó en los gastos de administración y venta de la División.

Utilidad de Operación

Comparación 2000-1999
En el año 2000, Hylsamex registró una utilidad de operación de Ps 1,270 millones (US $128 millones), lo que representa una disminución de 38% respecto a la utilidad de Ps 2,038 millones (US $188 millones) registrada en 1999. La diferencia negativa se atribuye, casi en su totalidad, a los incrementos en el costo de la energía, de los insumos metálicos y a la sobrevaluación del peso. El margen de operación en el año fue de 8.9% comparado con el 13.7% obtenido en 1999. La compresión en el margen se debe a la disminución en el volumen de ventas, al incremento en costos y al fortalecimiento del peso.

Comparación 1999-1998
La utilidad de operación para 1999 fue de Ps 2,038 millones (US$ 188 millones), 13% inferior a los Ps 2,348 millones (US$ 193 millones) registrados el año anterior. A pesar de la mejora en precios en dólares y el volumen más alto en 1999, se obtuvieron menores utilidades debido al fortalecimiento de la divisa mexicana –y la restricción resultante en los precios en pesos–, incrementos en ciertos costos variables (principalmente energía), mayores costos fijos y gastos de operación. El margen de operación para todo el año de 1999 fue de 13.7% comparado con el 15.3% registrado en 1998.

Flujo de Efectivo

Comparación 2000-1999
Hylsamex generó un flujo de efectivo, medido por EBITDA, de Ps 2,505 millones (US$ 253 millones), cifra 22% inferior al EBITDA de Ps 3,211 millones (US$ 295 millones) registrado en 1999. La reducción en flujo de efectivo se explica principalmente por la disminución observada en la utilidad de operación.

Variación EBITDA por tonelada 1999 vs 2000
(US$/tonelada)


104
47
(8)
(6)
(11)
(22)
(11)
93
EBITDA 1999
Ingreso
Gas Natural
Electricidad
Chatarra
Otros Variable
Costo Fijo
EBITDA 2000

Comparación 1999-1998
La generación de flujo de efectivo para el año de 1999 registró Ps 3,211 millones (US$ 295 millones), 10.5% menor que en 1998, cuando se obtuvieron Ps 3,586 millones (US$ 296 millones). Sin embargo, la generación en dólares se mantuvo estable en esta comparación.

Variación EBITDA por tonelada 1998 vs 1999
(US$/tonelada)


114
(5)
(4)
13
(15)
3
(3)
104
EBITDA 1998
Ingreso
Energía
Chatarra
Otros Variable
Costo Fijo
Gastos de Operación
EBITDA 1999

Resultado Integral de Financiamiento

Comparación 2000-1999
La Compañía registró un costo financiero neto de Ps 597 millones (US$ 64 millones), comparado a la ganancia financiera neta de Ps 129 millones (US$ 8 millones) obtenida en 1999. El resultado negativo en 2000 se debió a que los gastos financieros netos fueron mayores a la ganancia monetaria (erosión de la inflación sobre la deuda), en un año donde las fluctuaciones cambiarias no fueron significativas. Por el contrario, el resultado integral de financiamiento (RIF) en 1999 fue positivo por la ganancia por fluctuaciones cambiarias y una ganancia monetaria considerablemente mayor debido al alto nivel de inflación que se registró en el año.

Comparación 1999-1998
Hylsamex registró una ganancia financiera neta de Ps 129 millones (US$ 8 millones) durante 1999, contraria al costo financiero neto acumulado de Ps 2,000 millones (US$ 165 millones) en 1998. Dada la fortaleza que mostró la divisa mexicana durante 1999 –registrando una apreciación nominal de 3.6%–, la Compañía pudo generar ganancias por fluctuaciones cambiarias en lugar de pérdidas, como sucedió en el año anterior en que el peso se depreció nominalmente en 22.7%.

Resultado Integral de Financiamiento (Ps millones)	**2000**	**1999**	**1998**	**00/99**	**99/98**
Productos financieros	203	132	176	71	-44
Gastos financieros	-1,623	-1,693	-1,819	70	126
Gastos financieros, neto	-1,420	-1,561	-1,643	141	82
Fluctuaciones cambiarias	-244	375	-2,762	-619	3,137
Ganancia monetaria	1,067	1,469	2,121	-402	-652
	-597	283	-2,284	-880	2,567
RIF Capitalizado	0	-154	284	154	-438
RIF	-597	129	-2,000	-726	2,129
US$ millones					
Gastos financieros, neto	-147	-144	-136	-3	-8
Deuda total	1,346	1,381	1,386	-35	-5

Impuesto Sobre la Renta (ISR) y Al Activo (IMPAC) y Participación de los Trabajadores en las Utilidades (PTU)

Comparación 2000-1999

Hylsamex registró Ps 249 millones (US$ 24 millones) de provisión de impuestos y reparto de utilidades a los trabajadores en el año 2000, cifra mayor que los Ps 208 millones (US$ 19 millones) registrados en 1999. El incremento se debe a que, desde enero de 2000, la empresa incorporó a sus estados financieros la aplicación integral del Boletín D-4 "Tratamiento Contable del ISR, IMPAC y PTU".

Comparación 1999-1998

La Compañía reconoció Ps 208 millones (US$ 19 millones) de provisión de impuestos y reparto de utilidades a los trabajadores en el año 1999, cantidad superior a los Ps 153 millones (US$ 13 millones) registrados en 1998.

Impuestos y Reparto de Utilidades (Ps millones)	**2000**	**1999**	**1998**	**00/99**	**99/98**
ISR e IMPAC	-165	-177	-144	12	-33
ISR diferido	-62	-	-	-62	-
ISR total	-227	-177	-144	-50	-33
PTU	-22	-31	-9	9	-22
Total Impuestos y Reparto	-249	-208	-153	-41	-55

Utilidad Neta Mayoritaria

Comparación 2000-1999

La utilidad neta mayoritaria obtenida en el año 2000 fue de Ps 160 millones (US$ 15 millones), comparada con el resultado de Ps 744 millones (US$ 66 millones) registrada en 1999. La diferencia de Ps 584 millones (US$ 51 millones) se atribuye principalmente a la disminución de Ps 768 millones (US$ 60 millones) en la utilidad de operación. Mientras que se contabilizó una diferencia importante en

el resultado integral de financiamiento, el resultado menos negativo en el rubro de subsidiarias no consolidadas compensó parte de esta variación en RIF.

Comparación 1999-1998
La utilidad neta mayoritaria para el año 1999 fue de Ps 744 millones (US$ 66 millones), superior a los Ps 47 millones (US$ 3 millones) obtenidos el año anterior. Una variación positiva y relevante en el costo integral de financiamiento de Ps 2,129 millones (US$ 173 millones) permitió compensar los resultados negativos de Amazonia de Ps 980 millones (US$ 90 millones), el incremento en partidas especiales de Ps 66 millones (US$ 6 millones), la mayor carga impositiva de Ps 55 millones (US$ 6 millones) y la disminución en utilidad de operación medida en pesos constantes de Ps 310 millones (US$ 6 millones).

Integración de la Utilidad Neta Mayoritaria (Ps millones)	**2000**	**1999**	**1998**	**00/99**	**99/98**
Utilidad de operación	1,270	2,038	2,348	-768	-310
RIF	-597	129	-2,000	-726	2,129
Otros ingresos (gastos), neto	-61	-104	-24	43	-80
Subsidiarias no consolidadas	-196	-1,076	-96	880	-980
ISR, IMPAC y PTU	-249	-208	-153	-41	-55
Utilidad neta consolidada	167	779	75	-612	704
Utilidad neta mayoritaria	160	774	47	-584	727

Inversiones en Activo Fijo

Comparación 2000-1999
La erogación por activo fijo en el año fue de Ps 425 millones ($43 millones), comparada con la inversión de Ps 911 millones (US$ 83 millones) registrada en 1999. De estas cantidades, US $22 millones y US$ 31 millones, respectivamente, correspondieron a cargos diferidos relacionados con el descapote en las minas. Hylsamex redujo a niveles mínimos el presupuesto de gasto por inversiones en un esfuerzo por incrementar el flujo de efectivo disponible para pagar los intereses y el principal de la deuda correspondientes al año 2000. La Compañía no requirió de mayores inversiones en activo fijo debido a la reciente finalización del programa de modernización llevado a cabo en la década de los 90s. Actualmente, Hylsamex utiliza instalaciones con tecnología de punta, reflejando una propiedad, planta y equipo relativamente nueva, con el 76% de los activos instalados en los pasados diez años.

Comparación 1999-1998
La Compañía tuvo gastos por inversión de activo fijo de Ps 911 millones (US$ 83 millones) durante 1999, cifra considerablemente inferior a los Ps 2,958 millones (US$ 246 millones) erogados en 1998. La inversión durante el año se relacionó con los últimos pagos del programa de modernización terminado ese mismo año. El 100% de los fondos utilizados se obtuvieron por generación interna.

Inversiones por División (US$ millones)	2000	1999	1998	00/99	99/98
División Aceros Planos	12	36	136	-24	-100
División Alambrón y Varilla	6	18	41	-12	-23
División Aceros Tubulares	1	3	4	-2	-1
División Materias Primas	20	12	32	8	-20
Acerex	1	5	3	-4	2
Hylsabek	0	1	1	-1	0
Galvak	6	7	27	-1	-20
Otros	-3	1	2	-4	-1
Total Inversiones	43	83	246	-40	-163

III.2.2. Situación financiera, liquidez y recursos de capital

Deuda y Estructura Financiera

NIVEL DE DEUDA

Comparación 2000-1999
Nivel de deuda
La deuda neta de caja a diciembre 31 del 2000 totalizó US$ 1,345 millones (Ps 12,913 millones), reflejando una disminución de US$ 36 millones (Ps 1,411 millones) del nivel de US$ 1,381 millones (Ps 14,324 millones) registrado a finales de 1999. Durante el 2000. Hylsamex generó un nivel de flujo de efectivo disponible suficiente para reducir el nivel de deuda en 3%.

Estructura financiera
Al 31 de diciembre de 2000, el balance de efectivo de Hylsamex fue por el equivalente a US$ 133 millones —de los cuales, US$ 109 millones estaban denominados en dólares—, superior en US$ 100 millones al nivel de US$ 33 millones registrado a diciembre 31 de 1999. La deuda a corto plazo fue de US$ 200 millones, comparado con los US$ 166 millones que se tenían en 1999. En 2000, la Compañía realizó pagos del principal de la deuda por US$ 104 millones, y enfrenta vencimientos por US$ 118 millones en el año 2001.

Apalancamiento y cobertura de intereses
La razón de deuda total a EBITDA de los últimos 12 meses alcanzó 5.48 veces en diciembre de 2000, superior a las 4.45 veces registradas a diciembre de 1999. La reducción en la generación de flujo de efectivo causó el incremento en esta razón financiera.

La razón de EBITDA a intereses de dinero prestado fue de 1.82 veces en diciembre de 2000, menor a las 2.24 veces obtenidas el año anterior. La reducción en EBITDA explica la disminución en la cobertura de intereses.

Distintos indicadores financieros, incluidos en diferentes contratos de crédito bancario, se incumplieron en los últimos dos trimestres del año 2000 debido a la reducción en generación de efectivo. La Compañía obtuvo las dispensas necesarias de los respectivos acreedores bancarios para estar en cumplimiento en esos trimestres.

Comparación 1999-1998
Nivel de deuda
La deuda neta de caja al 31 de diciembre de 1999 ascendió a US$ 1,381 millones (Ps 14,324 millones), mostrando un nivel similar a la deuda de US$ 1,386 millones (Ps 16,754 millones) obtenida en diciembre de 1998.

Estructura financiera
Una de las prioridades de Hylsamex ha sido el refinanciamiento de su deuda. La Compañía llevó a cabo un amplio programa de refinanciamiento con el fin de modificar el perfil de su deuda, reduciendo el nivel de endeudamiento en el corto plazo y las amortizaciones en los años inmediatos, manteniendo, al mismo tiempo, la vida promedio de su deuda.

El proceso, que inició durante diciembre de 1998 en Hylsa –la subsidiaria más grande de Hylsamex–, con un crédito sindicado a 5 años por Ps 1,250 millones ($125 millones), continuó durante el 2000 con otras transacciones de financiamiento de largo plazo por US $175 millones:

(a) Un financiamiento de mediano plazo que consiste en un Papel Comercial Americano por $60 millones, que se obtuvo en Marzo de 1999 y que está garantizado por una institución financiera AAA.

(b) Galvak, la subsidiaria de productos recubiertos de Hylsamex, obtuvo un crédito sindicado a 5 años basado en exportaciones por US $75 millones.

(c) En mayo de 1999, Galvak obtuvo un crédito sindicado a 3 años que consistió en Ps 400 millones (US $40 millones).

Más aún, durante enero del 2000, Hylsa refinanció un crédito por US $210 millones, de los cuales se garantizaron US $100 millones con un contrato de ventas a largo plazo. El principal logro de este refinanciamiento es la reducción de las amortizaciones de deuda para los años 2000 y 2001 por $52 y $41 millones, respectivamente. Bajo las nuevas condiciones, este refinanciamiento, que originalmente terminaba en enero del 2003, extenderá su plazo hasta diciembre del año 2004. Como resultado de lo anterior, Hylsa reduce el monto de pagos de principal durante los años inmediatos, continuando, así, con la estrategia de expandir la vida promedio de la deuda. El proceso de refinanciamiento permitió mantener la vida promedio por encima de los 4 años.

Apalancamiento y cobertura de intereses
El apalancamiento (medido como fondos prestados a EBITDA) alcanzó 4.45 veces a diciembre de 1999, menor al 4.82 registrado a diciembre de 1998. La Compañía redujo el nivel de endeudamiento, permitiéndole sobrellevar la depreciación del peso y mantener el nivel de apalancamiento constante.

La cobertura de intereses en diciembre de 1999 fue de 2.24 veces, similar a las 2.20 veces obtenidas en 1998. La razón de cobertura disminuyó debido a la reducción en la generación de flujo, ya que se registró una carga financiera similar durante los períodos comparados. La Compañía mantuvo el nivel por encima de dos veces, nivel soportado por una generación similar de flujo de efectivo en dólares.

Cambio en la Situación Financiera (Ps millones)	**2000**	**1999**	**1998**	**00/99**	**99/98**
Recursos generados por la operación	1,862	2,645	1,098	-783	1,547
Inversión:					
Inversión en acciones, neto	-411	121	-2,939	-532	3,060
Propiedad, planta y equipo	-405	-735	-3,219	330	2,484
Otros activos	33	-352	-7	385	-345
Dividendos declarados por Hylsamex	-	-	-377	-	377
Otros cambios en el Capital	332	489	-164	-157	653
Deuda neta en empresas desinvertidas	-	220	-	-220	220
Cambio en intereses por pagar	-	42	13	-42	29
Disminución (aumento) en deuda neta	1,411	2,430	-5,595	-1,019	8,025
Deuda neta de caja a diciembre	12,913	14,324	16,754	-1,411	-2,430

Composición de la Deuda	**2000**	**1999**	**1998**	**00/99**	**99/98**
Deuda neta de caja (US$ millones)	1,345	1,381	1,386	-35	-5
Moneda					
Pesos	1.3%	5.6%	2.4%	-4.3%	3.2%
Dólares y UDI's	98.7%	94.4%	97.6%	4.3%	-3.2%
Tasa					
Fija*	56.0%	58.4%	56.6%	-2.4%	1.8%
Variable	44.0%	41.6%	43.4%	2.4%	-1.8%
Plazo					
Corto	13.0%	10.8%	12.9%	2.2%	-2.1%
Largo	87.0%	89.2%	87.1%	-2.2%	2.1%

* incluye US$ 300 millones de CAPS @ 6% que vencen durante 2001. Sin los CAPS, la tasa fija en 2001 es de 35%.

IV- Administración

IV.1. Estatutos Sociales y Otros Convenios

La Sociedad se constituyó el día 14 del mes de noviembre de 1991. Siendo su denominación HYLSAMEX, S.A. de C.V., Su objeto social incluye entre otras actividades la de ser titular y controlar, directa o indirectamente a través de otras sociedades o fideicomisos, acciones o participaciones en otras sociedades. El domicilio de la Sociedad es el Municipio de San Nicolás de los Garza, Nuevo León.

La Sociedad es de nacionalidad mexicana. Los socios extranjeros actuales o futuros de la Sociedad, se obligan formalmente con la Secretaría de Relaciones Exteriores a considerarse como nacionales con respecto a las acciones de la Sociedad que adquieran o de que sean titulares, así como de los bienes, derechos, concesiones, participaciones o intereses de los que sea titular la Sociedad; o bien de los derechos y obligaciones que deriven de los contratos en que sea parte la propia Sociedad con autoridades mexicanas, y a no invocar, por lo mismo, la protección de sus Gobiernos, bajo la pena, en caso contrario, de perder en beneficio de la Nación las participaciones sociales que hubieren adquirido.

El capital social en su parte mínima fija se encuentra íntegramente suscrito y pagado, y está representado por acciones comunes, Serie <B>, nominativas, sin expresión de valor nominal,: Habrá una sola clase de acciones, las cuales conferirán iguales derechos y obligaciones a sus tenedores.

El capital social es variable, siendo el mínimo fijo sin derecho a retiro la cantidad de Ps 2,272,046,360.

Las asambleas ordinarias de accionistas serán consideradas legalmente instaladas en virtud de primera convocatoria, si en las mismas se encuentran presentes accionistas o apoderados de accionistas que representen más del 50% de la totalidad de las acciones de la Sociedad con derecho a votar en la misma; En caso de segunda o ulterior convocatorias, dichas asambleas ordinarias serán consideradas legalmente instaladas, cualquiera que fuere el número de acciones con derecho a voto que estén representadas.

Las asambleas extraordinarias de accionistas serán consideradas legalmente instaladas en virtud de primera convocatoria, cuando estén presentes accionistas o apoderados de accionistas que representen cuando menos el 75% de la totalidad de las acciones con derecho a voto en la asamblea de que se trate. En el caso de segunda o ulterior convocatorias, las asambleas extraordinarias serán consideradas legalmente instaladas si se encuentran presentes accionistas o apoderados de accionistas representando cuando menos el 50% de la totalidad de las acciones con derecho a voto en la asamblea de que se trate. Las resoluciones de las asambleas extraordinarias serán válidas si las mismas son aprobadas cuando menos por el 50% de la totalidad de las acciones con derecho a voto en la asamblea de que se trate.

Las resoluciones de las asambleas de accionistas adoptadas válidamente, serán obligatorias para esta Sociedad, y para los accionistas ausentes y disidentes.

La Administración de la Sociedad estará a cargo de un Consejo de Administración constituido por el número de miembros, no menor de cinco, que determine la asamblea ordinaria de accionistas. Se considerará que el Consejo se encuentra legalmente reunido, cuando la mayoría de sus miembros

o sus respectivos suplentes se encuentran presentes.- Las decisiones del Consejo deberán ser aprobadas por mayoría de votos del total de sus miembros propietarios (o sus respectivos suplentes).

IV.2. Administradores y Accionistas

El Consejo de Administración de Hylsamex se integra actualmente por 13 miembros, todos ellos designados con el carácter de consejeros propietarios, no existiendo consejeros suplentes. Los miembros del Consejo de Administración fueron designados en la Asamblea General Ordinaria de Accionistas de fecha marzo 26, del 2001, son elegidos por un período de 1 (un) año. Los nombres de las personas integrantes del referido Consejo, la fecha en la que fueron designados y su principal actividad se describe a continuación:

Miembros del Consejo

Nombre:	Fecha de Designación	Actividad Principal
Dionisio Garza Medina (3)	abril de 1992	Presidente del Consejo y Director General Ejecutivo de ALFA
Gerardo X. Calderón Rojas (2)	julio de 1994	Miembro del Consejo
Alejandro Elizondo Barragán (3)	abril de 1996	Presidente del Consejo y Director General Ejecutivo de Hylsamex, S.A. de C.V.
Mauricio Fernández Garza (3)	abril de 1992	Miembro del Consejo
Bernardo Garza de la Fuente (3)	abril de 1994	Director Mercadotecnia Sigma Alimentos, S.A. de C.V.
Armando Garza Sada (3)	abril de 1992	Director General de Versax, S.A. de C.V.
Eduardo Garza T. Fernández (1)	abril de 1996	Miembro del Consejo
Alfonso González Migoya (3)	abril de 1996	Director Corporativo Alfa, S.A. de C.V.
Leopoldo Marroquín Morales (3)	abril de 1992	Director Corporativo Jurídico Alfa, S.A. de C.V.
Rafael R. Páez Garza (2)	junio de 1992	Director General de Impulsora y Constructora Santiago, S.A. de C.V.
Rafael Rangel Sostman (1)	abril de 1993	Miembro del Consejo
José de Jesús Valdez Simancas (3)	abril de 1996	Director General Alpek, S.A de C.V.
José Vivanco Loza (2)	Marzo de 2001	Miembro del Consejo

Claves:
(1) Consejero Independiente
(2) Consejero Patrimonial Independiente
(3) Consejero Patrimonial Relacionado

El cargo de comisario propietario lo detenta el C.P. Carlos Arreola Enríquez y el de comisario suplente el C.P. Rodolfo Sandoval García, el primero socio de Pricewaterhouse Coopers y el segundo director de contraloría de Alfa, S.A. de C.V. Los secretarios de la Sociedad son el Lic. Leopoldo Marroquín Morlales y el Lic. Carlos Jiménez Barrera, propietario y suplente respectivamente.

Como honorarios por su desempeño cada uno de los Consejeros percibirá como emolumentos netos después de la retención del impuesto correspondiente dos monedas de cincuenta pesos oro, de las denominadas centenarios, por año más dos de dichas monedas por cada junta de Consejo a la que asistan o, en su defecto los valores equivalentes respectivos en moneda nacional de curso legal.

En lo relativo a las compensaciones y prestaciones que reciben los principales funcionarios de la Sociedad, se informa que dichas personas no perciben remuneración alguna de la Sociedad; proviniendo sus remuneraciones de subsidiarias de esta Sociedad, ya que la misma actualmente no tiene personal. A tal respecto se informa, que durante el ejercicio social del 2000 el monto total que representaron en conjunto las remuneraciones y prestaciones de los principales funcionarios de la Sociedad, fue de $ 35.3 millones de pesos, moneda nacional; en la inteligencia de que el monto anterior se integra por sueldo base, prestaciones de ley, seguros de vida y de gastos médicos y complementado por un programa de compensación variable que se rige básicamente con base a los resultados de la Sociedad y por el valor de mercado de las acciones de la Sociedad.

El Consejo de Administración tendrá la representación de la sociedad y, además, las siguientes atribuciones:

1. Poder para realizar todos los actos de administración y dominio.

2. Ejercitar el poder de la Sociedad para pleitos y cobranzas.

3. Poder para suscribir, otorgar, girar, emitir, expedir, aceptar, certificar o endosar títulos de crédito.

4. Facultades para abrir cuantas bancarias a nombre de la Sociedad y para autorizar y designar personas que giren en contra de las mismas, así como para cancelarlas.

5. Facultades para llevar a cabo todos los actos no reservados expresamente por la Ley o por los Estatutos a la asambleas de accionistas.

6. Facultades para convocar a asambleas de accionistas, generales o especiales y para ejecutar sus resoluciones.

7. Designación o remoción de los auditores externos de esta Sociedad.

8. Poder par determinar el sentido en que deban ser emitidos los votos correspondientes a las acciones propiedad de esta Sociedad, en las Asambleas Generales Extraordinarias y Ordinarias de Accionistas de las sociedades en que sea titular de la mayoría de las acciones.

9. Poder para autorizar la adquisición de acciones emitidas por la propia Sociedad.

10. Para garantizar obligaciones o títulos de crédito a cargo de esta Sociedad.

11. Autorización para conferir poderes en nombre de la Sociedad.

Accionistas

Al 31 de diciembre de 2000, el capital de la Compañía se dividía en 243,756,094 acciones ordinarias Serie "B" sin expresión de valor nominal, que representan el capital mínimo fijo sin derecho a retiro.

La Compañía es una subsidiaria de Alfa, quien es tenedora de 82.05% de las acciones de Hylsamex.

Principales Funcionarios

Ing. Alejandro Elizondo Barragán, es Director General de Hylsamex desde agosto de 1995. Anteriormente fue Director General de Hylsa División Aceros Planos, Director General de Hylsa División Alambrón y Varilla, Director de Administración en Hylsa, y colaboró en las áreas de planeación en Alfa e Hylsa. Tiene 47 años de edad y ha laborado en Alfa por 24 años. Es Ingeniero Mecánico del Instituto Tecnológico y de Estudios Superiores de Monterrey, y cuenta con una Maestría en Administración (MBA) de la Universidad de Harvard.

C.P. Ernesto Ortíz Lambretón, es Director de Planeación y Finanzas de la Compañía y ha ocupado el mismo puesto en Hylsamex desde febrero de 1982. Su anterior experiencia incluye funciones financieras y de control en Hylsa y Alfa. Tiene 57 años de edad y ha trabajado en Alfa durante 35 años. Es Contador Público egresado del Instituto Tecnológico y de Estudios Superiores de Monterrey, y cuenta con una Maestría en Administración (MBA) de Wharton School de la Universidad de Pennsylvania.

Ing. Felipe Garza Medina, es Director General de Hylsa División Aceros Planos desde agosto de 1995. Anteriormente fue Director General de Selther- Simmons, una subsidiaria del Grupo Versax de Alfa, y colaboró en las áreas de Planeación Corporativa de Alfa e Hylsa, tiene 44 años de edad y ha colaborado con Alfa por 24 años. Es Ingeniero Químico de la Universidad de Stanford y cuenta con una Maestría en Administración (MBA) de la Universidad de Cornell.

Ing. Luis Garza T., es Director General de Hylsa División Aceros Tubulares desde 1998 y Director de Galvak desde 1980. Su anterior experiencia incluye varias posiciones en Hylsa en Ventas y Mercadotecnia, tiene 60 años y lleva trabajando para las empresas de Grupo Alfa 33 años. Es Ingeniero Civil y cuenta con una Maestría en Administración (MBA), ambos grados del Instituto Tecnológico y de Estudios Superiores de Monterrey.

Lic. Carlos Jiménez Barrera, es Director Jurídico de la Compañía y ha mantenido el mismo cargo en Hylsa desde 1982. También ha sido Director Jurídico de Asuntos Corporativos de Alfa desde 1982. Tiene 44 años de edad y ha trabajado para Alfa desde 1977. Obtuvo el título de Abogado en la Universidad de Monterrey y una Maestría de Jurisprudencia Comparativa de la Escuela de Leyes de la Universidad de Nueva York.

Dr. Raúl Quintero Flores, es Director General de Hylsa División Tecnología desde diciembre de 1981. Su principal experiencia incluye puestos de ingeniería y tecnología en Hylsa. Tiene 59 años de edad y ha trabajado para Alfa por 37 años. Obtuvo el título de Ingeniero Mecánico y Eléctrico de la

Universidad Autónoma de Nuevo León (UANL), una Maestría de Ingeniería Mecánica y Eléctrica en el Massachussets Institute of Technology (MIT) y Diplomado en Alta Dirección del Instituto Panamericano de Alta Dirección de Empresas (IPADE). Es Doctor Honoris Causa por la Universidad Autónoma de Nuevo León (UANL).

Ing. Mateo Quiroga Villarreal, es Director de Materias Primas de Hylsa desde agosto de 1983. Anteriormente fue Director de operaciones en Hylsa y Gerente General de la División Aceros Planos de Hylsa. El ingeniero Quiroga tiene 65 años de edad y ha trabajado para Alfa por 24 años. Tiene el título de Ingeniero Químico de la Universidad Autónoma de Nuevo León (UANL), Maestría en Metalurgia y Siderurgia de la Universidad de Montanistishe, Austria y Diplomado en Alta Dirección del Instituto Panamericano de Alta Dirección de Empresas (IPADE).

Lic. Ricardo Sada Villarreal, ha sido Tesorero de Hylsamex desde 1990. Anteriormente fue Subdirector Administrativo de la División de Aceros Planos de Hylsa y ha ocupado varios puestos en administración y finanzas en Hylsa y otras compañías de Alfa. Tiene 54 años de edad y ha colaborado con Alfa durante 32 años. Tiene el título de Licenciado en Administración de Empresas del Instituto Tecnológico de Estudios Superiores de Monterrey(ITESM) y cuenta con una Maestría en Administración (MBA) de la Universidad de Texas en Austin.

Ing. Régulo Salinas Garza, ha sido Director General de Hylsa División Alambrón y Varilla desde Diciembre de 1995. Anteriormente fue Director de ventas de Hylsa División Aceros Planos y ha ocupado diversos puestos en la administración de Hylsa. Tiene 45 años de edad y ha colaborado con Alfa por 23 años. Obtuvo el título de Ingeniero Químico administrador en el Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM) y una Maestría en Administración (MBA) en la Universidad de Chicago.

IV.3. Auditores

Desde 1987 el auditor de la Compañía es PriceWaterhouseCoopers, quien audita el 99% del total de activos consolidados y el 98% de los ingresos consolidados, ambos porcentajes calculados al 31 de diciembre del 2000. Mediante exámenes realizados de acuerdo con normas de auditoría generalmente aceptadas en México y en Estados Unidos de Norteamérica, han emitido opinión sin salvedad, acerca de la situación financiera, resultados de las operaciones, las variaciones en las cuentas de capital contable y los cambios en la situación financiera por cada uno de los tres años terminados el 31 de diciembre del 2000, 1999 y 1998.

En adición de los trabajos de auditoría, que incluye la revisión de los dictámenes fiscales se presentan a la Administración de Auditoría Fiscal, correspondiente, se prestaron en una proporción pequeña trabajos de consultaría fiscal y de sistemas de información.

IV.4. Operaciones con Personas Relacionadas

Dichas operaciones se detallan en la Nota 3 de los Estados Financieros Dictaminados.

V- Mercado Accionario

V.1. Estructura Accionaria

La Compañía tiene un total de 243,756,094 acciones en circulación de la serie <B>, serie única de la cual, 43,756,094 fueron colocadas en oferta primaria en octubre de 1994 realizada de manera simultanea en México y en el extranjero. Las 200,000,000 de acciones restantes son propiedad de la compañía tenedora de Hylsamex, Alfa, S.A. de C.V.

En cuanto a la emisión en los mercados extranjeros, se tiene un programa de American Depositary Receipts y de Global Depositary Shares, bajo la regla 144-A y el nivel 1. Cada ADR representa seis acciones de las cotizadas en la Bolsa Mexicana de Valores. Los ADR de la Compañía están bajo la custodia de la institución Bank of New York.

V.2. Comportamiento de la Acción en el Mercado de Valores

Comportamiento de la acción <HylsamxBCP>, cotizada en la Bolsa Mexicana de Valores, y del ADR con ticker <HLETY>.

Período	**Precio Cierre**		**Precio Máximo**[1]		**Precio Mínimo**[2]		**Volumen Operado**[3]	
	Acción	ADR	Acción	ADR	Acción	ADR	Acción	ADR
1997	31.00	35.72	67.00	51.71	29.50	22.59	370,082	196,145
1998	12.50	7.46	47.10	35.36	9.90	5.43	290,096	175,458
1T99	17.56	11.07	22.00	13.62	11.50	6.23	387,532	121,922
2T99	29.65	18.93	29.65	18.93	18.00	11.08	333,371	42,718
3T99	26.95	17.33	31.80	20.63	26.05	16.45	163,619	20,100
4T99	27.80	17.59	29.45	18.69	20.45	12.23	144,667	59,645
1999	**27.80**	**17.59**	**31.80**	**20.63**	**11.50**	**6.23**	**257,297**	**61,096**
1T00	21.90	14.16	27.40	17.49	20.50	12.72	290,266	6,200
2T00	15.70	9.63	21.55	13.97	15.10	9.10	125,350	6,017
Jul.	15.40	9.85	16.80	10.62	15.22	9.61	159,333	213
Ago.	13.20	8.47	15.10	9.77	13.20	8.47	61,136	62,201
Sept.	9.22	5.85	12.70	8.53	8.98	5.74	125,952	500
3T00	9.22	5.85	16.82	10.62	8.98	5.74	114,625	20,971
Oct.	9.36	6.02	10.18	6.41	9.22	5.32	64,136	11,984
Nov.	9.18	5.85	10.32	6.45	9.14	5.62	43,500	1,166
Dic.	9.54	5.81	9.90	5.92	8.70	3.82	326,538	-
4T00	9.54	5.81	10.32	6.45	8.70	3.82	123,442	4,383
2000	**9.54**	**5.81**	**27.40**	**17.49**	**8.70**	**3.82**	**166,448**	**9,393**
Ene.	6.83	4.34	9.50	5.91	6.71	4.34	124,494	48,250
Feb.	7.40	4.58	8.10	4.98	6.75	4.32	93,833	16,612
Mar.	7.20	4.55	7.90	4.90	7.00	4.46	71,282	-
1T01	7.20	4.55	9.50	5.91	6.71	4.32	93,013	21,621
Abr.	6.60	3.71	7.39	4.52	5.70	3.71	72,383	21,650
May.	6.84	4.24	7.20	4.79	6.00	3.73	32,247	-

Notas:

1. El precio máximo del período correspondiente
2. Precio mínimo del período correspondiente
3. Volumen promedio mensual operado del período correspondiente

HYLSA MEX

Av. Munich #101 San Nicolás de los Garza, N.L., 66452 México

Junio 29, 2001

<HYLSAMEX BCP>

Comisión Nacional Bancaria y de Valores
Vicepresidencia de Supervisión Bursátil
Dirección General de Supervisión de Mercados
Insurgentes Sur 1971, Torre Sur, Piso 9
Col. Guadalupe Inn
01020 México, D.F.

Hacemos referencia al informe anual relativo a las acciones representativas del capital social de Hylsamex, S.A. de C.V., de la Sección de Valores del Registro Nacional de Valores e Intermediarios, para manifestar a esa Comisión lo siguiente:

1. Que conocemos los alcances y responsabilidades frente al público inversionista, las autoridades competentes y demás participantes del mercado de valores, que implican el ser una sociedad con valores inscritos en la Sección de Valores del Registro Nacional de Valores e Intermediarios y que se cotizan en la Bolsa Mexicana de Valores, S.A. de C.V.

2. Que hemos revisado el informe anual de fecha 30 de diciembre de 2000, el cual fue elaborado con base en la información proporcionada por funcionarios de esta sociedad, estando de acuerdo con su contenido. Asimismo, no tenemos conocimiento de información relevante que haya sido omitida o falseada en dicho informe o de que éste contenga información que pudiera inducir a error a los inversionistas.

Atentamente

Ernesto Ortiz Lambretón	C.P. Gerardo González Villarreal
Director de Finanzas	Sudirector de Contraloría

VI- Estados Financieros Dictaminados

HYLSAMEX

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS
(Subsidiarias de Alfa, S. A. de C. V.)

HYLSAMEX, S. A. DE C. V.
(Empresa Controladora)

ESTADOS FINANCIEROS
31 DE DICIEMBRE DE 2000 Y 1999

Contenido

Dictamen de los Auditores Independientes Sobre los Estados Financieros Básicos

Monterrey, N. L., 2 de marzo de 2001

A los Accionistas de
Hylsamex, S. A. de C. V.

Hemos examinado los estados consolidados de situación financiera de Hylsamex, S. A. de C. V. y subsidiarias e individuales de Hylsamex, S. A. de C. V. (como entidad legal separada) al 31 de diciembre de 2000 y 1999 y los estados de resultados, de variaciones en el capital contable y de cambios en la situación financiera que les son relativos por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la administración de la compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías.

Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas, las cuales requieren que las auditorías sean planeadas y realizadas de tal manera que permitan obtener una seguridad razonable de que los estados financieros no contienen errores importantes, y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados. Una auditoría incluye el examen, a base de pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros y la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

Según se explica en la Nota 2.k. a los estados financieros, en 2000 la empresa aplicó las disposiciones normativas contenidas en el Boletín D-4 Revisado, "Tratamiento Contable del Impuesto sobre la Renta, del Impuesto al Activo y de la Participación de los Trabajadores en la Utilidad", emitido por el Instituto Mexicano de Contadores Públicos, A. C., con los efectos que se describen en dicha Nota.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de Hylsamex, S. A. de C. V. y subsidiarias y de Hylsamex, S. A. de C. V. (como entidad legal separada) al 31 de diciembre de 2000 y 1999 y los resultados de sus operaciones, las variaciones en su capital contable y los cambios en su situación financiera por los años que terminaron en esas fechas, de conformidad con los principios de contabilidad generalmente aceptados.

PricewaterhouseCoopers

C.P. Carlos Arreola Enríquez
Registro número 04787 en la
Administración General de Auditoría Fiscal Federal

HYLSAMEX, S.A. DE C.V. Y SUBSIDIARIAS
(Subsidiarias de Alfa, S.A. de C.V.)

ESTADO CONSOLIDADO DE SITUACION FINANCIERA
Al 31 de Diciembre de 2000 Comparativo con 1999

Millones de pesos de poder adquisitivo del 31 de diciembre de 2000

	2000	1999
ACTIVO		
Activo Circulante:		
Efectivo y valores de realización inmediata	$ 1,272	$ 347
Clientes	1,419	1,949
Otras cuentas por cobrar	445	1,140
Inventarios (Nota 4)	2,653	2,651
Total activo circulante	5,789	6,087
Inversión en Acciones de Asociadas (Notas 2.c Y 5)	1,548	1,331
Inmuebles, Maquinaria y Equipo (Nota 6)	19,856	21,194
Cargos Diferidos (Nota 2.e)	1,681	1,767
Impuesto Sobre la Renta Diferido (Nota 14)	409	
Otro Activo (Notas 2.f y 9)	288	362
TOTAL ACTIVO	**$ 29,571**	**$ 30,741**

Las quince notas adjuntas forman parte integrante de estos estados financieros.

HYLSAMEX, S.A. DE C.V. Y SUBSIDIARIAS
(Subsidiarias de Alfa, S.A. de C.V.)

ESTADO CONSOLIDADO DE SITUACION FINANCIERA
Al 31 de Diciembre de 2000 Comparativo con 1999

Millones de pesos de poder adquisitivo del 31 de diciembre de 2000

	2000	1999
PASIVO Y CAPITAL CONTABLE		
Pasivo a Corto Plazo:		
Vencimientos en un año del pasivo a largo plazo (Nota 8)	$ 943	$ 854
Préstamos bancarios	1,917	1,579
Intereses acumulados por pagar	168	167
Cuentas y gastos acumulados por pagar	1,716	1,992
Total pasivo a corto plazo	4,744	4,592
Pasivo a Largo Plazo:		
Deuda a largo plazo (Nota 8)	10,872	11,856
Otros pasivos (Nota 2.i)	59	2
Impuesto sobre la renta diferido (Nota 14)	1,991	
Estimación de remuneraciones al retiro (Nota 9)	786	698
Total pasivo a largo plazo	13,708	12,556
TOTAL PASIVO	18,452	17,148
CAPITAL CONTABLE (Nota 11):		
Interés mayoritario:		
Capital social nominal	122	122
Incremento por actualización	319	319
	441	441
Otro capital contribuido	2,272	2,272
Capital contribuido	2,713	2,713
Capital ganado	6,557	9,103
Total interés mayoritario	9,270	11,816
Interés minoritario	1,849	1,777
Total capital contable	11,119	13,593
Compromisos (Nota 15)		
TOTAL PASIVO Y CAPITAL CONTABLE	**$ 29,571**	**$ 30,741**

Ing. Alejandro Elizondo B.
Director General

C.P. Ernesto Ortiz L.
Director de Finanzas

HYLSAMEX, S.A. DE C.V. Y SUBSIDIARIAS
(Subsidiarias de Alfa, S.A. de C.V.)

ESTADO CONSOLIDADO DE RESULTADOS
Por el Año 2000, Comparativo con 1999

Millones de pesos de poder adquisitivo del 31 de diciembre de 2000

	2000	**1999**
Ventas netas	$ 14,198	$ 14,875
Costo de ventas	(11,856)	(11,646)
Utilidad bruta	2,342	3,229
Gastos de operación	(1,072)	(1,191)
Utilidad de operación	1,270	2,038
Resultado integral de financiamiento, neto (Nota 12)	(597)	129
	673	2,167
Otros productos, neto	21	8
Partidas especiales, neto (Nota 13)	(82)	(112)
Participación en resultados de asociadas	(196)	(1,076)
Utilidad antes de las siguientes provisiones	416	987
Provisiones para (Nota 14):		
Impuestos sobre la renta y al activo	(227)	(657)
Participación de los trabajadores en las utilidades	(22)	(31)
Utilidad antes de partidas extraordinarias	167	299
Partidas extraordinarias - Reducción de impuesto sobre la renta y acreditamiento de impuesto al activo (Nota 14)		480
Utilidad neta consolidada	167	779
Utilidad neta del interés minoritario	(7)	(35)
Utilidad neta del interés mayoritario	$ 160	$ 744
Utilidad por acción aplicable al interés mayoritario, en pesos (Nota 2.I)	$ 0.66	$ 3.05

Las quince notas adjuntas forman parte integrante de estos estados financieros.

Ing. Alejandro Elizondo B.
Director General

C.P. Ernesto Ortiz L.
Director de Finanzas

HYLSAMEX, S.A. DE C.V. Y SUBSIDIARIAS
(Subsidiarias de Alfa, S.A. de C.V.)

ESTADO CONSOLIDADO DE CAMBIOS EN LA SITUACION FINANCIERA
Por el año 2000, Comparativo con 1999

Millones de pesos de poder adquisitivo del 31 de diciembre de 2000

	2000	1999
OPERACIÓN:		
Utilidad antes de partidas extraordinarias	$ 167	$ 299
Partidas que no afectaron los recursos:		
Depreciación y amortización	1,234	1,173
Participación en resultados de asociadas	196	1,076
Impuesto sobre la renta diferido (Nota 14)	62	
Otras, neto	177	123
	1,836	2,671
Cambios en el capital de trabajo, excluyendo financiamiento:		
Cuentas por cobrar	549	(219)
Inventarios	(267)	(253)
Cuentas y gastos acumulados por pagar	(256)	(34)
	26	(506)
Recursos generados por la operación antes de partidas extraordinarias	1,862	2,165
Partidas extraordinarias - Reducción de impuesto sobre la renta y acreditamiento de impuesto al activo		480
Recursos generados por la operación	**1,862**	**2,645**
FINANCIAMIENTO:		
Préstamos recibidos	3,329	4,534
Pago de préstamos	(3,817)	(6,762)
Capital preferente aportado a subsidiaria por el interés minoritario (Nota 11)	366	391
Resultado de opciones sobre acciones propias (Nota 10)	(32)	
Recursos aplicados a actividades financieras	**(154)**	**(1,837)**
INVERSIÓN:		
Inversión en acciones, neto	(411)	121
Inmuebles, maquinaria y equipo	(405)	(735)
Otros, neto	33	(352)
Recursos aplicados a actividades de inversión	**(783)**	**(966)**
Aumento (disminución) en efectivo y valores de realización inmediata	925	(158)
Saldo en efectivo y valores de realización inmediata de empresa desinvertida		(27)
Efectivo y valores de realización inmediata al principio del año	347	532
Efectivo y valores de realización inmediata al final del año	**$ 1,272**	**$ 347**

Las quince notas adjuntas forman parte integrante de estos estados financieros.

Ing. Alejandro Elizondo B.
Director General

C.P. Ernesto Ortiz L.
Director de Finanzas

HYLSAMEX, S.A. DE C.V. Y SUBSIDIARIAS
(Subsidiarias de Alfa, S.A. de C.V.)

ESTADO CONSOLIDADO DE VARIACIONES EN EL CAPITAL CONTABLE
Por el Año 2000, Comparativo con 1999

Millones de pesos de poder adquisitivo del 31 de diciembre de 2000

	Capital Contribuido		
			Hylsamex
	Capital Social	Otro capital contribuido	Total
Saldos al 31 de diciembre de 1998	$ 441	$ 2,272	$ 2,713
Variaciones en 1999:			
Resultado de opciones sobre acciones propias (Notas 2.i y 10)			
(Pérdida) utilidad neta			
Efecto de conversión de entidades extranjeras (Nota 2.c)			
Resultado por tenencia de activos no monetarios			
Capital preferente aportado a subsidiaria por el interés minoritario			
Saldos al 31 de diciembre de 1999	441	2,272	2,713
Variaciones en 2000:			
Efecto inicial por la adopción del boletín D-4 (Nota 2.k)			
Participación en asociadas extranjeras (Nota 2.c)			
Resultado de opciones sobre acciones propias (Notas 2.i y 10)			
Utilidad neta			
Efecto de conversión de entidades extranjeras (Nota 2.c)			
Resultado por tenencia de activos no monetarios			
Capital preferente aportado a subsidiaria por el interés minoritario			
Saldos al 31 de diciembre de 2000 (Nota 11)	$ 441	$ 2,272	$ 2,713

Este estado es aplicable a y también forma parte de los estados financieros individuales de Hylsamex, S. A. de C. V. como empresa Controladora

Las quince notas adjuntas forman parte integrante de estos estados financieros.

Capital Ganado						
Hylsamex						
Utilidades acumuladas	Exceso en la actualización del capital	Participación en el capital de subsidiarias y asociadas	Total	Total interés mayoritario	Interés minoritario	Total Capital Contable
$ 8,433	$ 896	$ 1,198	$ 10,527	$ 13,240	$ 1,543	$ 14,783
48			48	48		48
(84)		828	744	744	35	779
	2	(139)	(137)	(137)		(137)
	(258)	(1,821)	(2,079)	(2,079)	(192)	(2,271)
					391	391
8,397	640	66	9,103	11,816	1,777	13,593
44		(1,756)	(1,712)	(1,712)	(257)	(1,969)
		(163)	(163)	(163)		(163)
(89)			(89)	(89)		(89)
41		119	160	160	7	167
	(11)	(147)	(158)	(158)		(158)
	217	(801)	(584)	(584)	(44)	(628)
					366	366
$ 8,393	$ 846	($ 2,682)	$ 6,557	$ 9,270	$ 1,849	$ 11,119

Ing. Alejandro Elizondo B.
Director General

C.P. Ernesto Ortiz L.
Director de Finanzas

HYLSAMEX, S.A. DE C.V.
(Empresa Controladora)

ESTADO CONSOLIDADO DE SITUACION FINANCIERA
Al 31 de Diciembre de 2000 Comparativo con 1999

Millones de pesos de poder adquisitivo del 31 de diciembre de 2000

	2000	1999
ACTIVO		
Activo Circulante:		
Efectivo y valores de realización inmediata	$ 2	$ 31
Clientes (Nota 3)	27	102
Cuenta por cobrar a subsidiaria ((**c**) en Nota 8)	227	193
Otras cuentas por cobrar	23	109
Total activo circulante	279	435
Cuenta Por Cobrar a Largo Plazo a Subsidiaria ((**c**) en Nota 8)	268	481
Inversión en Acciones de Asociadas (Notas 2.c y 5)	1,108	1,331
Inversión en Acciones de Subsidiarias (Nota 1)	8,480	10,811
Terrenos		24
Cargos Diferidos (Nota 2.e)	19	22
Impuesto Sobre la Renta Diferido (Nota 2.k)	91	
TOTAL ACTIVO	**$ 10,245**	**$ 13,104**

Las quince notas adjuntas forman parte integrante de estos estados financieros.

HYLSAMEX, S.A. DE C.V.
(Empresa Controladora)

ESTADO CONSOLIDADO DE SITUACION FINANCIERA
Al 31 de Diciembre de 2000 Comparativo con 1999

Millones de pesos de poder adquisitivo del 31 de diciembre de 2000

	2000	1999
PASIVO Y CAPITAL CONTABLE		
Pasivo a Corto Plazo:		
Vencimientos en un año del pasivo a largo plazo (Nota 8)	203	169
Préstamos bancarios	144	52
Cuentas por pagar a subsidiarias (Nota 3)	115	219
Cuentas y gastos acumulados por pagar	56	32
Total pasivo a corto plazo	518	472
Pasivo a Largo Plazo:		
Deuda a largo plazo (Nota 8)	398	814
Otros pasivos (Nota 2.i)	59	2
Total pasivo a largo plazo	457	816
TOTAL PASIVO	975	1,288
CAPITAL CONTABLE (Nota 11):		
Capital social nominal	122	122
Incremento por actualización	319	319
	441	441
Otro capital contribuido	2,272	2,272
Capital contribuido	2,713	2,713
Capital ganado	6,557	9,103
Total capital contable	9,270	11,816
Compromisos (Nota 15)		
TOTAL PASIVO Y CAPITAL CONTABLE	10,245	13,104

Ing. Alejandro Elizondo B.
Director General

C.P. Ernesto Ortiz L.
Director de Finanzas

HYLSAMEX, S.A. DE C.V.
(Empresa Controladora)

ESTADO CONSOLIDADO DE RESULTADOS
Por el Año 2000, Comparativo con 1999

Millones de pesos de poder adquisitivo del 31 de diciembre de 2000

	2000	1999
Ingresos provenientes de:		
Ventas netas	$ 778	$ 2,478
Dividendos recibidos	42	
Prestación de servicios a subsidiarias	152	140
Utilidad en venta de subsidiaria		26
	972	2,644
Costos y gastos:		
Costo de ventas	(778)	(2,478)
Gastos de operación	(151)	(147)
	(929)	(2,625)
Utilidad de operación	43	19
Resultado integral de financiamiento, neto (Nota 12)	(14)	(80)
	29	(61)
Otros productos (gastos), neto	12	(7)
Utilidad (pérdida) antes de la siguiente provisión	41	(68)
Provisión para impuesto sobre la renta		(16)
Utilidad (pérdida) antes de participación en subsidiarias y asociadas	41	(84)
Participación en subsidiarias y asociadas:		
Resultados del año	161	828
Dividendos recibidos	(42)	
	119	828
Utilidad neta	$ 160	$ 744
Utilidad por acción, en pesos (Nota 2.l)	$ 0.66	$ 3.05

Las quince notas adjuntas forman parte integrante de estos estados financieros.

Ing. Alejandro Elizondo B.
Director General

C.P. Ernesto Ortiz L.
Director de Finanzas

HYLSAMEX, S.A. DE C.V.
(Empresa Controladora)

ESTADO CONSOLIDADO DE CAMBIOS EN LA SITUACION FINANCIERA
Por el año 2000, Comparativo con 1999

Millones de pesos de poder adquisitivo del 31 de diciembre de 2000

	2000	1999
Operación:		
Utilidad neta	$ 160	$ 744
Partidas que no afectaron los recursos:		
Participación en resultados de subsidiarias y asociadas, neto	(119)	(828)
Otras, neto	(13)	37
	28	(47)
Cambios en el capital de trabajo, excluyendo financiamiento:		
Cuentas por cobrar	8	27
Cuentas y gastos acumulados por pagar	(26)	84
	(18)	111
Recursos generados por la operación	10	64
Financiamiento:		
Préstamos recibidos	99	677
Pago de préstamos	(389)	(1,846)
Cuentas con compañías subsidiarias	179	1,090
Resultado de operaciones sobre acciones propias (Nota 10)	(32)	
Recursos aplicados a actividades financieras	(143)	(79)
Inversión:		
Inversión en acciones, neto	(18)	85
Terrenos	39	
Otros, neto	83	(104)
Recursos generados por (aplicados a) actividades de inversión	104	(19)
Disminución en efectivo y valores de realización inmediata	(29)	(34)
Efectivo y valores de realización inmediata al principio del año	31	65
Efectivo y valores de realización inmediata al final del año	$ 2	$ 31

Las quince notas adjuntas forman parte integrante de estos estados financieros.

Ing. Alejandro Elizondo B.
Director General

C.P. Ernesto Ortiz L.
Director de Finanzas

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS
HYLSAMEX, S. A. DE C. V.

Notas Sobre los Estados Financieros Consolidados e Individuales
Al 31 de Diciembre de 2000 Comparativos con 1999

Millones de pesos de poder adquisitivo del 31 de diciembre de 2000
(excepto que se indique otra denominación)

Nota 1. Actividades de las Compañías

Hylsamex, S. A. de C. V. (HYLSAMEX), subsidiaria de Alfa, S. A. de C. V. (ALFA), es una de las empresas productoras de acero más grandes de México y es líder del mercado en sus principales líneas de productos, los cuales están primariamente orientados a las industrias de la construcción, autopartes y línea blanca.

HYLSAMEX desarrolla sus actividades por si misma y a través de empresas subsidiarias, de las que es propietaria de la mayoría de las acciones comunes representativas de sus capitales sociales, y de empresas asociadas, en las cuales tiene influencia significativa en su administración, pero sin llegar a tener control. Las principales subsidiarias y asociadas son:

	% de tenencia al 31 de diciembre de **(a)**					
	2000			**1999**		
Hylsa, S. A. de C. V. y subsidiarias:	100			100		
Consorcio Minero Benito Juárez —Peña Colorada, S. A. de C. V.		51			51	
Peña Servicios, S. A. de C. V.			100			100
Las Encinas, S. A. de C. V.		100			100	
Aceros Prosima, S. A. de C. V.		100			100	
Materiales y Aceros Masa, S. A. de C. V.		100			100	
Acerex, S. A. de C. V.		51			51	
Acerex Servicios, S. A. de C. V.			100			100
Pegi, S. A. de C. V.		52			52	
Técnica Industrial, S. A. de C. V.		100			100	
Transamerica E. & I., Corp.		100			100	
Ferropak Servicios, S. A. de C. V.		100			100	
Ferropak, S. A. de C. V.		100			100	
Comercializadora Las Encinas, S. A. de C. V.**(b)**		100			100	
Galvak, S. A. de C. V. y subsidiarias:	100			100		
Galvamet Trading, Inc.		100			100	
Galvacer Chile, S. A. **(c)**		100				
Promotora Azteca Mexicana, S. A. de C. V. y subsidiaria:	100			100		
Express Anáhuac, S. A. de C. V.		100			100	
Hylsa Latin, L. L. C. y asociadas **(d)**:	100			100		
Consorcio Siderurgia Amazonia, Ltd.		37			35	
CVG Siderúrgica del Orinoco, C. A.			70			70
Exan Corporativo, S. A. de C. V. **(b)**				100		
Galvanet, S. A. de C. V.**(e)**	100					

(a) % de tenencia que Hylsamex tiene en las sub-controladoras y % de tenencia que estas tienen en sus subsidiarias y asociadas.

(b) En septiembre de 2000, se cambió la denominación social de Exan Corporativo, S. A. de C. V. a Comercializadora Las Encinas, S. A. de C. V. Asimismo, fueron vendidas la totalidad de las acciones comunes representativas de su capital social a Hylsa, S. A. de C. V.

(c) En abril de 2000, se constituyó Galvacer Chile, S. A. (empresa chilena) cuya principal actividad es la comercialización de productos de acero.

(d) Consorcio Siderurgia Amazonia, Ltd. (Amazonia), es propietaria del 70% de CVG Siderúrgica del Orinoco, C. A. (Sidor), empresa venezolana (véanse Notas 5 y 15).

(e) En octubre de 2000, se constituyó Galvanet, S. A. de C. V. cuya principal actividad es la comercialización de productos de acero a través de medios electrónicos.

Nota 2. Resumen de Políticas de Contabilidad Significativas

Los estados financieros consolidados incluyen los de HYLSAMEX y los de todas sus subsidiarias.

Los estados financieros individuales de HYLSAMEX (Controladora) han sido preparados para cumplir con las disposiciones legales a las que está sujeta como entidad jurídica independiente. En estos estados financieros la inversión en acciones de subsidiarias se valúa por el método de participación (inciso c. siguiente).

Los estados financieros que se acompañan fueron preparados de acuerdo con los principios de contabilidad generalmente aceptados, aplicando en forma integral las disposiciones normativas relativas al reconocimiento de los efectos de la inflación en la información financiera. Consecuentemente, todos los estados financieros, incluyendo los de ejercicios anteriores que se presentan para fines comparativos, se expresan en pesos constantes de poder adquisitivo del 31 de diciembre de 2000.

Los estados financieros de la subsidiaria y las asociadas extranjeras se conforman a principios de contabilidad generalmente aceptados en México.

Los índices (Indice Nacional de Precios al Consumidor - INPC) más importantes utilizados para reconocer los efectos de la inflación fueron: 336.596, 308.919 y 275.038 al 31 de diciembre de 2000, 1999 y 1998, respectivamente (1994 = 100).

A continuación se resumen las políticas de contabilidad más importantes:

A. <u>Valores de realización inmediata</u>
Estos valores se presentan a su valor de mercado.

B. <u>Inventarios y costo de ventas (Nota 4)</u>
Los inventarios se expresan a su costo estimado de reposición, principalmente con base en los últimos precios de compra y costos de producción del ejercicio, sin que excedan a su valor de mercado.

El costo de ventas se determina con base en los costos estimados de reposición de las fechas en que se efectuaron las ventas.

C. <u>Inversión en acciones de asociadas (Nota 5)</u>
Las acciones de empresas asociadas (véase (d) en Nota 1) se presentan valuadas por el método de participación. Conforme a este método, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de las emisoras, posteriores a la fecha de compra.

Hasta el 31 de diciembre de 1999 la inversión en Amazonia y Sidor se determinó con base en sus estados financieros al 30 de septiembre, por lo que el método de participación se calculaba con una diferencia de tres meses. A partir de 2000 la administración de la empresa decidió modificar el período de inclusión en el registro del método de participación de dichas asociadas para coincidir con el año calendario, por lo que los resultados de estas asociadas correspondientes al último trimestre de 1999, una pérdida de $163, se registraron directamente en el capital contable. Debido a que la inversión en estas asociadas está designada como cobertura económica de un pasivo en moneda extranjera, las diferencias cambiarias provenientes de dicho pasivo se registran directamente en el capital contable. El efecto de la conversión de dichos estados financieros también se registra en el capital contable.

D. <u>Inmuebles, maquinaria, equipo y depreciación (Nota 6)</u>
Los inmuebles, maquinaria y equipo y su correspondiente depreciación acumulada se expresan a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC, excepto por la maquinaria y equipo de procedencia extranjera, cuyo valor se

actualiza aplicando el índice de inflación general del país de origen a los montos correspondientes en moneda extranjera y convirtiendo esos montos a pesos al tipo de cambio vigente a la fecha de cierre.

La depreciación se calcula por el método de línea recta con base en las vidas útiles de los activos estimadas por las empresas.

El resultado integral de financiamiento de pasivos contraídos para construcciones en proceso, se capitaliza como parte de estos activos hasta que inician su operación normal.

E. Cargos diferidos

Este rubro se expresa a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC e incluye principalmente gastos capitalizados de los yacimientos de mineral extraíble de las subsidiarias mineras, costos relativos al desarrollo e implantación de sistemas computacionales integrados, gastos por colocación de deuda y gastos preoperativos, los cuales están sujetos a amortización.

F. Otro activo

Este concepto incluye un activo intangible derivado de las remuneraciones al retiro (véase Nota 9).

G. Transacciones en divisas y diferencias cambiarias (Nota 7)

Los activos y pasivos monetarios en divisas, principalmente dólares americanos (US$), se expresan en moneda nacional al tipo de cambio vigente a la fecha de cierre. Las diferencias cambiarias derivadas de las fluctuaciones en el tipo de cambio entre la fecha en que se concertaron las transacciones y la de su liquidación o valuación a la fecha del estado de situación financiera, se registran dentro del resultado integral de financiamiento o en el capital contable, en el renglón de efecto de conversión de entidades extranjeras, por los financiamientos identificados con la adquisición de asociadas extranjeras.

H. Estimación de remuneraciones al retiro (Nota 9)

Los planes de remuneraciones al retiro (jubilaciones, gastos médicos y primas de antigüedad), tanto formales como informales, se reconocen como costo en los años en que los trabajadores prestan los servicios correspondientes, de acuerdo con estudios actuariales elaborados por expertos independientes.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se registran en resultados en el año en que se vuelven exigibles.

I. Operaciones financieras derivadas

Los pasivos resultantes de operaciones financieras derivadas se expresan a su valor de mercado y/o de intercambio y se clasifican como otros pasivos en el estado de situación financiera. Las diferencias entre el valor de mercado y/o de intercambio (fair value) y el costo de adquisición (incluyendo gastos de compra y primas o descuentos), así como las ganancias y pérdidas realizadas, se registran directamente en resultados, excepto por las provenientes de operaciones financieras sobre acciones propias, las que se registran directamente en el capital contable, netas del impuesto sobre la renta diferido (véase Nota 10).

J. Resultado integral de financiamiento (Nota 12)

El resultado integral de financiamiento se determina agrupando en el estado de resultados: los gastos y productos financieros, las diferencias cambiarias y la ganancia o pérdida por posición monetaria.

La ganancia o pérdida por posición monetaria representa el efecto de la inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del año.

K. Impuestos sobre la renta y al activo y participación de los trabajadores en las utilidades (Nota 14)

Hasta 1999 el impuesto sobre la renta y la participación de los trabajadores en las utilidades se registraban por el método parcial de impuestos diferidos. Bajo este método, el efecto de las diferencias temporales no recurrentes entre la utilidad fiscal y la contable, que se esperaba se revirtieran en un período definido, se registraban como impuesto y participación diferidos.

A partir del 1° de enero de 2000, la empresa adoptó las disposiciones del Boletín D-4 Revisado, Tratamiento Contable del Impuesto sobre la Renta, del Impuesto al Activo y de la Participación de los Trabajadores en la Utilidad. Este Boletín cambió de manera importante el tratamiento contable del impuesto sobre la renta, eliminando el método de pasivo con enfoque parcial mencionado en el párrafo anterior, y estableciendo en su lugar el método de activos y pasivos con enfoque integral. Bajo este método se reconoce, un impuesto diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

De acuerdo con el propio Boletín, el efecto acumulado de adoptarlo al 1o. de enero de 2000 se cargó directamente al capital contable, y requirió el reconocimiento de un pasivo neto consolidado por impuesto sobre la renta diferido de $1,969 y un cargo neto al capital contable por la misma cantidad, de la cual $1,712 corresponden al interés mayoritario. En el caso de los estados financieros individuales de HYLSAMEX, el efecto se repartió de la siguiente manera: el reconocimiento de un activo diferido de $44 y una disminución en el valor de la inversión en acciones de subsidiarias de $1,756.

L. Utilidad por acción

La utilidad por acción común se calcula sobre el promedio ponderado de acciones comunes en circulación durante el año. No existen efectos que deriven de acciones potencialmente dilutivas.

Nota 3. Saldos y Operaciones con Partes Relacionadas

Los estados de resultados incluyen las siguientes transacciones con partes relacionadas:

	2000	1999
Consolidado:		
Servicios corporativos pagados	($ 387)	($ 363)
Hylsamex:		
Ventas		1,476
Compras / costo de ventas	(771)	(2,455)
Gastos de operación	(171)	(162)
Productos (gastos) financieros, neto	41	(36)

El saldo que se muestra en el estado de situación financiera se deriva de las operaciones antes mencionadas.

Nota 4. Inventarios

Las cifras consolidadas de inventarios se integraban como sigue:

	2000	1999
Productos terminados	$ 676	$ 758
Productos en proceso	416	371
Materias primas	703	621
Refacciones, herramientas y materiales	858	901
Costo estimado de reposición	$ 2,653	$ 2,651

Nota 5. Inversión en Acciones de Asociadas

Esta inversión se integraba como sigue:

	Consolidado	Hylsamex
Amazonia / Sidor (véase Nota 15)	$ 1,024	$ 1,024
Cuenta por cobrar convertible en acciones	440	
Otras	84	84
	$ 1,548	$ 1,108

Nota 6. Inmuebles, Maquinaria y Equipo

El rubro consolidado comprendía lo siguiente:

	2000	1999
Terrenos	$ 1,017	$ 1,037
Activos depreciables	35,276	35,971
Inventario en proceso y otros activos	579	1,031
	36,872	38,039
Menos - Depreciación acumulada	17,016	16,845
Valor neto actualizado	$ 19,856	$ 21,194

La depreciación cargada a resultados representó tasas anuales promedio de 2.81% en 2000 y 2.79% en 1999.

Al 31 de diciembre de 2000, Hylsa y algunas de sus subsidiarias tenían compromisos de compra de maquinaria y equipo por aproximadamente US$3.4 millones, relativos a los programas de expansión y modernización de sus plantas productivas.

Derivado de los importantes incrementos al costo del gas natural durante los últimos meses de 2000, activos depreciables con valor neto actualizado de $2,230 se encuentran temporalmente fuera de uso.

En la Nota 8 se indican los gravámenes que existen sobre los activos fijos.

Nota 7. Posición en Divisas

Al 31 de diciembre de 2000 y 1999 el tipo de cambio fue de 9.59 y 9.52 pesos nominales por dólar americano, respectivamente. Al 2 de marzo de 2001, fecha de emisión de los estados financieros dictaminados, el tipo de cambio es de 9.70 pesos nominales por dólar.

Las cifras que se muestran a continuación en esta nota están expresadas en miles de dólares, por ser la moneda extranjera preponderante para las empresas.

Al 31 de diciembre de 2000 se tenían los siguientes activos y pasivos en divisas:

	Consolidado	HYLSAMEX
Activos monetarios US$	US$ 184,676	US$ 56,038
Pasivos a corto plazo	(328,147)	(45,039)
Pasivos a largo plazo	(962,674)	(41,420)
	(1,290,821)	(86,459)
Posición monetaria en divisas	(US$ 1,106,145)	(US$ 30,421)
Activos no monetarios	US$ 1,170,559	US$ 7,583

Los activos no monetarios (inventarios, maquinaria y equipo) que antes se mencionan, son aquellos cuya manufactura se realiza fuera de México y se expresan a su valor neto actualizado. También se incluye en este concepto la inversión en acciones de asociadas.

A continuación se resumen las cifras de las transacciones en divisas:

	2000	1999
Consolidado		
Mercancías y servicios:		
Exportaciones	US$ 223,212	US$ 194,968
Importaciones	(262,487)	(141,976)
Gasto por intereses, neto	(101,804)	(81,605)
Importaciones de maquinaria y equipo	(3,818)	(19,142)
HYLSAMEX		
Gasto por intereses, neto	(2,313)	(2,790)

Nota 8. Deuda a Largo Plazo

Al 31 de diciembre de 2000 la deuda a largo plazo comprendía lo siguiente:

	Consolidado	HYLSAMEX	Tasa de interés (*)
Préstamos en dólares:			
Eurobonos **(a)**	$ 2,853		9.82%
Obligaciones **(b)**	880		7.26%
Papel comercial USCP	576		12.89%
Bancarios, garantizados con cuentas por cobrar y con los bienes adquiridos	906		8.90%
Bancarios, garantizados con exportaciones **(c)**	907	422	9.54%
Bancarios, sin garantía **(d)**	3,351	179	9.25%
Otros	5		
Préstamos en moneda nacional:			
Bancarios garantizados con los bienes adquiridos	51		21.30%
Bancarios, sin garantía	1,650		19.53%
Préstamo en Unidades de Inversión **(e)**	636		8.75%
	11,815	601	
Vencimientos a corto plazo	(943)	(203)	
Deuda a largo plazo	$ 10,872	$ 398	

Los vencimientos de la deuda a largo plazo eran como sigue:

	2000	1999
2002	$ 2,736	$ 295
2003	2,330	103
2004	1,814	
2005	1,048	
2006 a 2007	2,944	
	$ 10,872	**$ 398**

(*) Promedio ponderado de las tasas nominales vigentes al 31 de diciembre de 2000.

(a) Los eurobonos, por un monto de US$300 millones, fueron colocados por Hylsa en el extranjero y son pagaderos en 2007, con opción de recompra a partir del año 2002.

(b) Las obligaciones están garantizadas temporalmente por acciones de Hylsa propiedad de HYLSAMEX, que serán reemplazadas con ciertos activos de Hylsa e HYLSAMEX. Este pasivo, con valor nominal de US$100 millones, se presenta neto de un descuento de
(c) US$8.4 millones (equivalentes a $80.2).
(d) Incluye: (i) préstamos por US$50 millones que establecen condiciones para HYLSAMEX, tales como canalizar ciertos flujos de efectivo para garantizar el próximo vencimiento, suministrar determinados volúmenes de productos manufacturados por Hylsa y la obligación de prestar parte de los fondos a Hylsa, la que deberá cumplir con ciertas razones financieras. Estos pasivos se presentan netos de depósitos en efectivo por US$6 millones (equivalentes a $57.5) aplicables a la porción a corto plazo; y (ii) un préstamo de US$60.9 millones obtenido por Galvak, que se presenta neto de depósitos en efectivo de US$10.5 millones (equivalentes a $100.4) aplicables al vencimiento a corto plazo.
(e) Incluye préstamos por US$228.5 millones contratados en enero de 1998 por HYLSAMEX (US$18.5 millones) e Hylsa (US$210.1 millones) para cubrir la inversión en Amazonia (véase **(d)** en Nota 1), que se presenta neto de depósitos en efectivo de US$3.3 millones (equivalentes a $31.8) aplicables al vencimiento a corto plazo.
(f) Corresponde a la emisión de un pagaré realizada por Hylsa en marzo de 2000, por 218,643,000 unidades de inversión (UDI), con vencimiento en 2005. Al 31 de diciembre de 2000, el valor de la UDI era de $2.9092 y de $2.9448 al 2 de marzo de 2001, fecha de emisión de los estados financieros.

Al 31 de diciembre de 2000, HYLSAMEX no cumplía con ciertas razones financieras incluidas en los convenios de financiamiento por US$63 millones celebrados con algunas instituciones financieras. A la fecha de emisión de estos estados financieros, la empresa estaba en pláticas con los bancos acreedores con el fin de obtener las dispensas correspondientes, las cuales en el pasado han sido otorgadas por los bancos involucrados.

Al 31 de diciembre de 2000 existían pasivos con un importe total de $2,744 garantizados con: inmuebles, maquinaria y equipo por $2,551, acciones de subsidiarias y asociadas con valor contable de $1,882, cuentas por cobrar por $311 y por ciertas ventas de exportación.

El 1° de marzo de 2001, ALFA e Hylsa cerraron los siguientes acuerdos: (a) el refinanciamiento del total de la deuda bancaria a corto plazo de Hylsa a esa fecha, extendiendo su vencimiento hasta el 31 de enero de 2002; (b) el otorgamiento de dispensas, por el período comprendido del 31 de diciembre de 2000 al 31 de enero de 2002, respecto del incumplimiento de ciertas razones financieras en relación con US$400 millones de la deuda a largo plazo de Hylsa, en la inteligencia de que dichas dispensas están sujetas al cumplimiento por parte de la empresa de diversos compromisos establecidos en los acuerdos, y (c) el otorgamiento de una garantía por parte de ALFA a los acreedores de deuda bancaria a corto plazo de Hylsa hasta por US$38.5 millones, y la apertura por ALFA en favor de Hylsa de una línea de crédito hasta por US$40 millones, misma que podrá ser ejercida bajo ciertas condiciones, con objeto de apoyar su liquidez. Los anteriores acuerdos permiten a Hylsa mantenerse en estado de cumplimiento de sus obligaciones con acreedores bancarios.

Nota 9. Estimación de Remuneraciones al Retiro

La valuación de las obligaciones laborales por planes de remuneraciones al retiro, formales e informales, cubre a todos los trabajadores y se basa principalmente en los años de servicio cumplidos por éstos, su edad actual y su remuneración a la fecha de retiro.

Los planes formales de remuneraciones al retiro cubren aproximadamente al 63% de los trabajadores de las empresas, y son congruentes y complementarios a las condiciones establecidas por el Instituto Mexicano del Seguro Social a este respecto. Adicionalmente, Hylsa tiene establecido un plan de gastos médicos para su personal jubilado.

Hylsa ha constituido fondos destinados al pago de remuneraciones al retiro y gastos médicos a través de fideicomisos irrevocables.

A continuación se resumen los principales conceptos financieros consolidados de dichas obligaciones:

	2000	1999
Obligación por beneficios actuales	$ 797	$ 897
Pasivo neto actual	$ 669	$ 599
Obligación por beneficios proyectados	$ 1,385	$ 1,475
Activos de los planes a valor de mercado	(128)	(298)
Servicios anteriores no amortizados (pasivo de transición)	(1,042)	(1,125)
Variaciones en supuestos y ajustes por experiencia, neto	283	284
Pasivo neto proyectado	498	336
Pasivo adicional	288	362
Estimación de remuneraciones al retiro	$ 786	$ 698
Costo neto del año	$ 179	$ 171

El costo de los servicios anteriores (pasivo de transición), modificaciones a los planes, variaciones en supuestos y ajustes por experiencia, se amortizan mediante cargos a resultados por el método de línea recta, durante la vida laboral promedio remanente del personal que se espera reciba los beneficios, como sigue:

	2000	1999
Período de amortización:		
Pasivo de transición	14 años	15 años
Variaciones en supuestos y ajustes por experiencia no amortizados	18 años	18 años
Tasa ponderada de descuento (en términos reales)	6%	6%
Rendimiento estimado a largo plazo de los activos de los planes (en términos reales)	8%	8%

Nota 10. Operaciones Derivadas de Capital Sobre Acciones Propias

HYLSAMEX ha celebrado diversos contratos de operaciones financieras derivadas de capital, referidos a sus acciones, los cuales le otorgan derechos y/u obligaciones de compra sobre las mismas, al precio originalmente convenido ("precio de referencia"). La cantidad de acciones involucradas en dichos contratos y el año de vencimiento de los mismos se resumen como sigue:

	Número de acciones
2001	4,615,331

Los contratos mencionados otorgan a HYLSAMEX el derecho a elegir, entre realizar la operación referida o en su caso, liquidar en efectivo las diferencias entre el valor de mercado de las acciones de HYLSAMEX en la fecha de vencimiento de los contratos y el precio de referencia, considerando que en algunos de ellos se establecen límites superiores e inferiores a dichas diferencias. En todos los contratos los valores se miden en dólares y se estipula el pago de primas al inicio. Los precios de referencia y/o el número de acciones son ajustados por los dividendos pagados.

El efecto neto de estas operaciones se registró directamente en el capital contable y se resume como sigue (véase Nota 2.i):

	2000	1999
Pérdida realizada en operaciones derivadas sobre acciones propias	($ 32)	
(Pérdida) ganancia por valuación de operaciones derivadas sobre acciones propias	(57)	$ 48
	($ 89)	**$ 48**

Nota 11. Capital Contable

Al 31 de diciembre de 2000 las cifras actualizadas del capital contable se integraban como sigue:

	Valor Nominal	Actualización	Valor Actualizado
Capital contribuido:			
Capital social común	$ 122	$ 319	$ 441
Otro capital contribuido	668	1,604	2,272
	790	1,923	2,713
Capital ganado:			
Utilidades acumuladas	3,220	5,129	8,349
Impuesto sobre la renta diferido	39	5	44
Exceso en la actualización del capital		857	857
Efecto de conversión de entidades extranjeras		(11)	(11)
	3,259	5,980	9,239
Participación en el capital de subsidiarias y asociadas:			
Utilidades acumuladas	1,372	(97)	1,275
Impuesto sobre la renta diferido	(1,660)	(96)	(1,756)
Insuficiencia en la actualización del capital		(2,054)	(2,054)
Efecto de conversión de entidades extranjeras		(147)	(147)
	(288)	(2,394)	(2,682)
	2,971	3,586	6,557
Total interés mayoritario	3,761	5,509	9,270
Interés minoritario	589	1,260	1,849
Capital contable consolidado	**$ 4,350**	**$ 6,769**	**$ 11,119**

El capital social suscrito y pagado está representado por 243,756,094 acciones ordinarias Serie "B", sin expresión de valor nominal, que representan el capital mínimo fijo sin derecho a retiro, cuya subscripción no tiene restricción en cuanto a nacionalidad de los adquirentes. La parte variable del capital es ilimitada.

En 1996 los accionistas aprobaron un aumento de capital social en su parte mínima fija, mediante la emisión de 43,000,000 de acciones Serie "B", de iguales características a las actualmente en circulación, para ser colocadas entre el público inversionista mexicano y extranjero. A la fecha de emisión de estos estados financieros, dicha colocación no ha sido realizada, por lo que el aumento de capital mencionado no ha sido suscrito ni pagado.

Al 31 de diciembre de 2000, las utilidades acumuladas de HYLSAMEX incluyen $919 aplicados a la reserva para recompra de acciones propias.

Durante 2000, ALFA realizó aportaciones de capital preferente a Hylsa Latin, L. L. C. por $366.

Los dividendos que se paguen de utilidades acumuladas que no hayan sido previamente gravadas con el impuesto sobre la renta, están sujetos al pago de dicho impuesto a cargo de la empresa.

El exceso (insuficiencia) en la actualización del capital comprende principalmente el resultado acumulado por tenencia de activos no monetarios. Este resultado representa el importe diferencial entre la actualización específica de estos activos y su actualización con base en la inflación medida en términos del INPC.

Al 31 de diciembre el efecto acumulado de conversión de entidades extranjeras se integraba como sigue:

	2000	1999
Pérdida en conversión de estados financieros	($ 269)	($ 485)
Ganancia cambiaria de financiamientos identificados con la adquisición de asociadas extranjeras	111	348
	($ 158)	($ 137)

Nota 12. Resultado Integral de Financiamiento

Esta partida se analiza como sigue:

	2000	1999
Consolidado:		
Gastos financieros	($ 1,626)	($ 1,693)
Productos financieros	181	135
(Pérdida) ganancia cambiaria, neto	(244)	372
Ganancia por posición monetaria	1,092	1,469
	(597)	283
Porción capitalizada a inmuebles, maquinaria y equipo		(154)
	($ 597)	**$ 129**
HYLSAMEX:		
Gastos financieros	($ 106)	($ 163)
Productos financieros	67	127
(Pérdida) ganancia cambiaria, neto	(4)	1
Ganancia (pérdida) por posición monetaria	29	(45)
	($ 14)	**($ 80)**

Nota 13. Partidas Especiales, Neto

La administración ha seguido la práctica de registrar en este rubro los cargos y los créditos a resultados que por su naturaleza inusual o su característica no recurrente, no se identifican con la operación normal del negocio. Además, este rubro incluye cargos especiales relacionados con programas de incremento en productividad y de reducciones de costos y gastos.

El cargo neto a los resultados consolidados fue como sigue:

	2000	1999
Utilidad en venta de subsidiaria		$ 28
Pérdida en venta de activo fijo	($ 13)	(42)
Indemnizaciones y otros	(69)	(98)
	($ 82)	**($ 112)**

Nota 14. Impuestos Sobre la Renta y al Activo y Participación de los Trabajadores en las Utilidades

El cargo neto a los resultados consolidados por concepto de impuestos fue como sigue:

	2000	1999
Impuesto sobre la renta:		
Causado	($ 130)	($ 622)
Diferido	(62)	
Total impuesto sobre la renta sobre utilidad del año	(192)	(622)
Impuesto al activo	(35)	(35)
Partidas extraordinarias:		
Reducción de impuesto sobre la renta por amortización de pérdidas fiscales de años anteriores		150
Acreditamiento de impuesto al activo de años anteriores		330
Cargo neto a los resultados consolidados	($ 227)	($ 177)

La conciliación entre las tasas obligatoria y efectiva del impuesto sobre la renta correspondiente al ejercicio 2000 se muestra a continuación:

		Tasa (%)
Utilidad antes de impuesto sobre la renta y participación de los trabajadores en las utilidades	$ 416	
Participación en resultados de asociadas	196	
	$ 612	
Impuesto sobre la renta a la tasa obligatoria	($ 214)	35.0
Más (menos) efecto de impuesto sobre la renta sobre:		
Gastos no deducibles	(28)	4.6
Diferencias base resultado integral de financiamiento	5	(.8)
Otras permanentes, neto	45	(7.4)
Impuesto sobre la renta sobre utilidad del año	(192)	31.4
Impuesto al activo cuyo derecho de acreditarse caducó en el año	(35)	5.7
Total cargado a resultados - tasa efectiva	($ 227)	37.1

El movimiento del impuesto sobre la renta diferido durante el año 2000 fue como sigue:

	Impuesto sobre la renta diferido	Impuesto al activo por recuperar	Neto
Efecto inicial acumulado:			
Utilidades acumuladas	($ 3,082)	$ 1,113	($ 1,969)
Efecto del periodo:			
Resultados del año	(62)		(62)
Exceso en la actualización del capital	291		291
Otras cuentas del capital contable	31		31
Impuesto al activo pagado, neto		127	127
Saldo neto al 31 de diciembre de 2000	(2,822)	1,240	(1,582)
Activo de impuesto sobre la renta diferido	(409)		(409)
Pasivo de impuesto sobre la renta diferido	($ 3,231)	$ 1,240	($ 1,991)

Al 31 de diciembre de 2000 las principales diferencias temporales sobre las que se reconoce impuesto sobre la renta diferido se analizan como sigue:

Inventarios	$ 1,472
Inmuebles, maquinaria y equipo, neto	7,499
Cargos diferidos	1,178
Provisiones de pasivo	(498)
Otros, neto	(35)
Pérdidas por amortizar	(1,554)
	8,062
Tasa de impuesto sobre la renta	35%
Impuesto sobre la renta diferido, neto	**2,822**

La participación de los trabajadores en las utilidades se determina a la tasa del 10% sobre la utilidad gravable ajustada de acuerdo con lo establecido en la Ley del Impuesto sobre la Renta. La amortización de pérdidas fiscales y el acreditamiento del impuesto al activo no son aplicables para efectos de reducir dicha participación.

Nota 15. Compromisos

Derivado de la compra de las acciones de Sidor, se establecieron ciertas obligaciones garantizadas por Amazonia y sus accionistas hasta por US$150 millones. Adicionalmente, Amazonia celebró un contrato de garantía con recurso hacia sus accionistas, por el pasivo de Sidor que asciende a US$626 millones.

En marzo de 2000, Amazonia y Sidor formalizaron acuerdos de reestructuración con sus acreedores, reprogramando los términos, plazos y condiciones de su deuda por aproximadamente US$253 millones y US$1,052 millones, respectivamente. En dicha reestructuración los accionistas contribuyeron con US$300 millones y se comprometieron a liquidar ciertos adeudos bancarios de Amazonia hasta por US$25 millones en 2007, de ocurrir ciertos eventos previstos en los contratos de reestructuración.

Las obligaciones contingentes y los compromisos de HYLSAMEX son proporcionales a su participación del 37% en Amazonia.

Ing. Alejandro Elizondo B.
Director General

C.P. Ernesto Ortiz L.
Director de Finanzas

Informe del Comisario

Monterrey, N. L., 2 de marzo de 2001

A la Asamblea General de Accionistas de
Hylsamex, S. A. de C. V.

1. En mi carácter de comisario y en cumplimiento de lo dispuesto en el Artículo 166 de la Ley General de Sociedades Mercantiles y en los estatutos de Hylsamex, S. A. de C. V., rindo a ustedes mi dictamen sobre la veracidad, suficiencia y razonabilidad de la información que ha presentado a ustedes el Consejo de Administración, en relación con la marcha de la sociedad por el año terminado el 31 de diciembre de 2000.

2. He obtenido del Consejo de Administración, Directores y Administradores, la información sobre las operaciones, documentación y registros que consideré necesario examinar.

3. Los auditores externos de la empresa han llevado a cabo exámenes de acuerdo con las normas de auditoría generalmente aceptadas, de los estados financieros consolidados de Hylsamex, S. A. de C. V. y subsidiarias e individuales de Hylsamex, S. A. de C. V. (como entidad legal separada), preparados por y bajo la responsabilidad de la administración de la empresa. El dictamen de los auditores hace referencia al siguiente asunto:

   Según se explica en la Nota 2.k. a los estados financieros, en 2000 la empresa aplicó las disposiciones normativas contenidas en el Boletín D-4 Revisado, "Tratamiento Contable del Impuesto sobre la Renta, del Impuesto al Activo y de la Participación de los Trabajadores en la Utilidad", emitido por el Instituto Mexicano de Contadores Públicos, A. C. con los efectos que se describen en dicha Nota.

4. En mi opinión, los criterios y políticas contables y de información seguidos por la sociedad y considerados por los Administradores para preparar la información presentada por los mismos a esta Asamblea, son adecuados y suficientes y se aplicaron en forma consistente con el ejercicio anterior, excepto por el cambio, con el que estoy de acuerdo, relativo a la adopción del Boletín D-4, que se menciona en el párrafo 3. anterior, por lo tanto, dicha información refleja en forma veraz, razonable y suficiente la situación financiera consolidada de Hylsamex, S. A. de C. V. y subsidiarias e individual de Hylsamex, S. A. de C. V. (como entidad legal separada) al 31 de diciembre de 2000, y los resultados consolidados e individuales de sus operaciones, las variaciones en su capital contable y los cambios en su situación financiera, por el año terminado en esa fecha, de conformidad con los principios de contabilidad generalmente aceptados.

C.P. Raúl Ramírez V.
Comisario

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2001**

HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

AL 31 DE MARZO DE 2001 Y 2000
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**28,405,510**	**100**	**30,031,931**	**100**
2	**ACTIVO CIRCULANTE**	**4,804,194**	**17**	**5,108,444**	**17**
3	EFECTIVO E INVERSIONES TEMPORALES	389,577	1	231,268	1
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	1,292,636	5	1,623,393	5
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	445,808	2	712,075	2
6	INVENTARIOS	2,676,173	9	2,541,708	8
7	OTROS ACTIVOS	0	0	0	0
8	**LARGO PLAZO**	**1,453,858**	**5**	**1,797,825**	**6**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	1,368,764	5	1,718,020	6
11	OTRAS INVERSIONES	85,094	0	79,805	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**19,686,148**	**69**	**20,646,230**	**69**
13	INMUEBLES	1,025,787	4	1,025,273	3
14	MAQUINARIA Y EQUIPO INDUSTRIAL	35,038,703	123	35,404,029	118
15	OTROS EQUIPOS	181,889	1	180,604	1
16	DEPRECIACION ACUMULADA	16,913,820	60	16,740,077	56
17	CONSTRUCCIONES EN PROCESO	353,589	1	776,401	3
18	**ACTIVO DIFERIDO (NETO)**	**2,461,310**	**9**	**2,479,432**	**8**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**17,548,670**	**100**	**17,842,888**	**100**
21	**PASIVO CIRCULANTE**	**4,621,294**	**26**	**3,591,946**	**20**
22	PROVEEDORES	1,052,380	6	820,282	5
23	CREDITOS BANCARIOS	2,571,152	15	1,466,288	8
24	CREDITOS BURSATILES	237,974	1	441,537	2
25	IMPUESTOS POR PAGAR	128,400	1	145,973	1
26	OTROS PASIVOS CIRCULANTES	631,388	4	717,866	4
27	**PASIVO A LARGO PLAZO**	**10,265,944**	**58**	**11,579,124**	**65**
28	CREDITOS BANCARIOS	5,623,276	32	6,611,684	37
29	CREDITOS BURSATILES	4,638,728	26	4,957,851	28
30	OTROS CREDITOS	3,940	0	9,589	0
31	**CREDITOS DIFERIDOS**	**2,661,432**	**15**	**2,671,818**	**15**
32	**OTROS PASIVOS**	**0**	**0**	**0**	**0**
33	**CAPITAL CONTABLE**	**10,856,840**	**100**	**12,189,043**	**100**
34	**PARTICIPACION MINORITARIA**	**1,840,690**	**17**	**1,986,730**	**16**
35	**CAPITAL CONTABLE MAYORITARIO**	**9,016,150**	**83**	**10,202,313**	**84**
36	**CAPITAL CONTRIBUIDO**	**2,740,086**	**25**	**2,740,086**	**22**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	2,416,422	22	121,878	1
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	323,664	3	323,664	3
39	PRIMA EN VENTA DE ACCIONES	0	0	2,294,544	19
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**6,276,064**	**58**	**7,462,227**	**61**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	7,503,732	69	7,551,961	62
43	RESERVA PARA RECOMPRA DE ACCIONES	927,152	9	927,152	8
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(1,915,109)	(18)	(1,192,289)	(10)
45	**RESULTADO NETO DEL EJERCICIO**	(239,711)	(2)	175,403	1

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**389,577**	**100**	**231,268**	**100**
46	EFECTIVO	35,403	9	66,489	29
47	INVERSIONES TEMPORALES	354,174	91	164,779	71
18	**CARGOS DIFERIDOS**	**2,461,310**	**100**	**2,479,432**	**100**
48	GASTOS AMORTIZABLES (NETO)	1,672,134	68	1,735,826	70
49	CREDITO MERCANTIL	30,280	1	36,582	1
50	IMPUESTOS DIFERIDOS	474,387	19	347,660	14
51	OTROS	284,509	12	359,364	14
21	**PASIVO CIRCULANTE**	**4,621,294**	**100**	**3,591,946**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	3,395,567	73	1,934,825	54
53	PASIVOS EN MONEDA NACIONAL	1,225,727	27	1,657,121	46
24	**CREDITOS BURSATILES CORTO PLAZO**	**237,974**	**100**	**441,537**	**100**
54	PAPEL COMERCIAL	237,974	100	441,537	100
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**631,388**	**100**	**717,866**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	102,045	16	84,904	12
58	OTROS PASIVOS CIRCULANTES SIN COSTO	529,343	84	632,962	88
27	**PASIVO A LARGO PLAZO**	**10,265,944**	**100**	**11,579,124**	**100**
59	PASIVO EN MONEDA EXTRANJERA	8,593,918	84	9,766,818	84
60	PASIVO EN MONEDA NACIONAL	1,672,026	16	1,812,306	16
29	**CREDITOS BURSATILES LARGO PLAZO**	**4,638,728**	**100**	**4,957,851**	**100**
61	OBLIGACIONES	3,994,130	86	4,313,222	87
62	PAGARE DE MEDIANO PLAZO	644,598	14	644,629	13
30	**OTROS CREDITOS**	**3,940**	**100**	**9,589**	**100**
63	OTROS CREDITOS CON COSTO	3,940	100	9,589	100
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**2,661,432**	**100**	**2,671,818**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	1,781,099	67	1,936,614	72
67	OTROS	880,333	33	735,204	28
32	**OTROS PASIVOS**	**0**	**100**	**0**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(1,915,109)**	**100**	**(1,192,289)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(1,915,109)	(100)	(1,192,289)	(100)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
72	CAPITAL DE TRABAJO	182,900	1,516,498
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	842,189	733,008
74	NUMERO DE FUNCIONARIOS (*)	204	224
75	NUMERO DE EMPLEADOS (*)	2,642	2,783
76	NUMERO DE OBREROS (*)	4,363	4,651
77	NUMERO DE ACCIONES EN CIRCULACION (*)	243,756,094	243,756,094
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DEL 1 DE ENERO AL 31 DE MARZO DE 2001 Y 2000
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**2,737,474**	**100**	**3,782,617**	**100**
2	COSTO DE VENTAS	2,510,588	92	3,026,313	80
3	**RESULTADO BRUTO**	**226,886**	**8**	**756,304**	**20**
4	GASTOS DE OPERACION	232,208	8	285,331	8
5	**RESULTADO DE OPERACION**	**(5,322)**	**0**	**470,973**	**12**
6	COSTO INTEGRAL DE FINANCIAMIENTO	209,819	8	(302,860)	(8)
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**(215,141)**	**(8)**	**773,833**	**20**
8	OTRAS OPERACIONES FINANCIERAS	104,662	4	(2,464)	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**(319,803)**	**(12)**	**776,297**	**21**
10	PROVISION PARA IMPUESTOS Y P.T.U.	(114,729)	(4)	284,825	8
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(205,074)**	**(7)**	**491,472**	**13**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	(38,100)	(1)	(302,154)	(8)
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**(243,174)**	**(9)**	**189,318**	**5**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**(243,174)**	**(9)**	**189,318**	**5**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**(243,174)**	**(9)**	**189,318**	**5**
19	PARTICIPACION MINORITARIA	(3,463)		13,915	0
20	**RESULTADO NETO MAYORITARIO**	**(239,711)**	**(9)**	**175,403**	**5**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**2,737,474**	**100**	**3,782,617**	**100**
21	NACIONALES	2,347,522	86	3,178,348	84
22	EXTRANJERAS	389,952	14	604,269	16
23	CONVERSION EN DOLARES (***)	37,149	1	59,957	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**209,819**	**100**	**(302,860)**	**100**
24	INTERESES PAGADOS	411,521	196	409,229	135
25	PERDIDA EN CAMBIOS	(29,870)	(14)	(375,708)	(124)
26	INTERESES GANADOS	32,454	15	37,078	12
27	GANANCIA EN CAMBIOS	9,347	4	(43,080)	(14)
28	RESULTADO POR POSICION MONETARIA	(130,031)	(62)	(342,383)	(113)
8	**OTRAS OPERACIONES FINANCIERAS**	**104,662**	**100**	**(2,464)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	104,662	100	(2,464)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**(114,729)**	**100**	**284,825**	**100**
32	I.S.R.	(114,806)	(100)	282,731	99
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	77	0	2,094	1
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	3,116,282	4,357,880
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	13,293,414	15,440,835
39	RESULTADO DE OPERACION (**)	806,609	2,024,731
40	RESULTADO NETO MAYORITARIO (**)	(250,365)	565,516
41	RESULTADO NETO (**)	(260,908)	588,243

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DEL 1 DE ENERO AL 31 DE MARZO DE 2001 Y 2000
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**(243,174)**	**189,318**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	266,075	767,892
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**22,901**	**957,210**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(61,542)	(69,814)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**(38,641)**	**887,396**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(791,024)	(969,745)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(7,496)	414,967
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(798,520)**	**(554,778)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(58,168)**	**(451,894)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(895,329)	(119,276)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	1,284,906	350,544
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	389,577	231,268

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**266,075**	**767,892**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	295,382	298,778
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	54,351	34,299
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	(83,658)	434,815
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(61,542)**	**(69,814)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	139,257	355,399
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(25,949)	81,095
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	29,831	(28,095)
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(38,379)	(169,575)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(166,302)	(308,638)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(791,024)**	**(969,745)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	121,968	483,153
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	8,740	745,101
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	(211)	3,422
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(529,223)	(1,799,904)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	(390,560)	(382,848)
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(1,738)	(18,669)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(7,496)**	**414,967**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	(7,496)	414,967
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(58,168)**	**(451,894)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	80	(410,575)
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(47,853)	(52,807)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(10,395)	11,488

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2001**

HYLSAMEX, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
	RENDIMIENTO		
1	RESULTADO NETO A VENTAS NETAS	(8.88) %	5.00 %
2	RESULTADO NETO A CAPITAL CONTABLE (**)	(2.78) %	5.54 %
3	RESULTADO NETO A ACTIVO TOTAL (**)	(0.92) %	1.96 %
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00 %	0.00 %
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(53.47) %	180.85 %
	ACTIVIDAD		
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.47 veces	0.51 veces
7	VENTAS NETAS A ACTIVO FIJO (**)	0.68 veces	0.75 veces
8	ROTACION DE INVENTARIOS (**)	4.28 veces	4.26 veces
9	DIAS DE VENTAS POR COBRAR	37 días	34 días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	10.59 %	12.68 %
	APALANCAMIENTO		
11	PASIVO TOTAL A ACTIVO TOTAL	61.78 %	59.41 %
12	PASIVO TOTAL A CAPITAL CONTABLE	1.62 veces	1.46 veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	68.32 %	65.58 %
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	52.15 %	56.08 %
15	RESULTADO DE OPERACION A INTERESES PAGADOS	(0.01) veces	1.15 veces
16	VENTAS NETAS A PASIVO TOTAL (**)	0.76 veces	0.87 veces
	LIQUIDEZ		
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.04 veces	1.42 veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.46 veces	0.71 veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.27 veces	0.29 veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	8.43 %	6.44 %
	ESTADO DE CAMBIOS		
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	0.84 %	25.31 %
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(2.25) %	(1.85) %
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	(0.09) veces	2.17 veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	99.06 %	174.80 %
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	0.94 %	(74.80) %
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	82.27 %	11.69 %

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ (1.03)	$ 2.32
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00	$ .00
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00	$ .00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ (1.03)	$ 2.32
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00	$ .00
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00	$ .00
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00	$ .00
8	VALOR EN LIBROS POR ACCION	$ 36.99	$ 41.85
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00	$ .00
10	DIVIDENDO EN ACCIONES POR ACCION	.00 acciones	.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	.19 veces	.56 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	(7.01)veces	10.10 veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00 veces	.00 veces

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN CAP. CONT. DE SUBS.	$ 2,814,699
IMPUESTO DIFERIDO EN CAPITAL	76,500
EXCESO/INSUFICIENCIA EN ACT. DE CAP.	823,088
TOTAL	$(1,915,109)

s61: ESTE RENGLON SE INTEGRA COMO SIGUE:

CREDITOS BURSATILES	$ 3,115,900
OBLIGACIONES	878,230
TOTAL	3,994,130

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

INFORME DEL DIRECTOR GENERAL (1)
(Discusión y Análisis del Director General de la Condición Financiera y Resultados de la operación de la Empresa)

ANEXO 1

CONSOLIDADO
Impresión Final

Resultados al Primer Trimestre de 2001

La siguiente información se proporciona en pesos (Ps) de marzo de 2001, o en toneladas métricas. Algunas cifras se determinan en dólares (US$) utilizando el tipo de cambio promedio de cada mes.

Hechos Sobresalientes

Los embarques en 1T01 totalizaron 538,000 toneladas, reflejando una disminución de 10% con respecto a 4T00 y de 27% con respecto a 1T00. Entre las principales razones para tal desempeño se encuentran la reducción en la demanda doméstica resultado del menor dinamismo en la construcción y en el mercado de autopartes, así como un mercado externo que continúa complicado.

Las ventas de exportación fueron de 67 mil toneladas, mostrando una mejora de 9% versus 4T00, pero una reducción de 48% en comparación a 1T00. La razón de exportaciones a volumen total fue de 12.4% en 1T01, superior al 10.2% registrado en 4T00 y menor que el 17.4% obtenido en 1T00.

El ingreso por tonelada en dólares fue de US$ 527, comparado con el de US$ 547 registrado en 4T00 y el de US$ 506 obtenido en 1T00.

El costo de ventas por tonelada decreció de US$ 491 en 4T00 a US$ 483 en 1T01 como resultado de los esfuerzos de la Compañía para manejar las fluctuaciones de precio de los principales insumos variables tales como el gas natural y la chatarra.

Otras iniciativas de Hylsamex causaron una reducción en el nivel absoluto de costos fijos y gastos de operación en una base de efectivo en 1T01, generando ahorros de US$ 7 millones y de US$ 18 millones versus 4T00 y 1T00, respectivamente.

El EBITDA por tonelada en 1T01 fue de US$ 56, comparado con el de US$ 67 obtenido en 4T00 y el de US$ 103 registrado en 1T00. El margen de EBITDA en 1T01 fue de 10.6% en comparación al 12.3% de 4T00 y al 20.4% obtenido en 1T00.

La deuda neta de caja alcanzó US$ 1,373 millones en 1T01, superior a los US$ 1,345 millones que se tenían a Diciembre del 2000. Durante 1T01, Hylsa, la principal subsidiaria de Hylsamex, refinanció US $115 millones de deuda de corto plazo. Además, Alfa estableció una línea de crédito comprometida de US$ 40 millones con objeto de mejorar la liquidez de Hylsa.

Resumen

Hylsamex experimentó en 1T01 una reducción en flujo generado por la operación. El EBITDA del trimestre fue de US $30 millones comparado con el de US$ 40 millones obtenido en 4T00 y el de US$ 76 millones registrado en el mismo trimestre de 2000. Es importante mencionar que la baja en generación con respecto al trimestre anterior obedece en su totalidad a efectos de volumen y precios (Vg. decremento en el ingreso). Al nivel de costos, la Compañía pudo revertir la alza que estaba enfrentando, reflejando una baja en el costo trimestral por tonelada. Esta reducción ocurrió aún cuando se registró un impacto negativo considerable debido al prorrateo menos eficiente de costos

fijos dada la disminución en volumen de ventas. En un nivel absoluto y sobre la base de efectivo, las cifras de costos fijos y gastos de operación rindieron ahorros en 1T01 de US$ 7 millones y de US$ 18 millones versus 4T00 y 1T00, respectivamente.

Las tendencias de volumen y precio continuaron desfavorables durante el trimestre. En lo que concierne a precios, Hylsamex mostró una reducción de US$ 20 en el ingreso por tonelada; parte de ésta tuvo que ver con menor contribución por tonelada de otros ingreso relacionados con el acero, y la mayoría reflejó menores precios de productos de acero (US$ 14). En cuanto a los embarques, la contracción en la demanda persistió; un fenómeno en que las condiciones económicas así como mayor presencia de producto importado están relacionadas. Sin lugar a dudas se observó una pronunciada contracción en la demanda del sector de autopartes que está afectando las ventas de productos planos. Adicionalmente, el efecto negativo de la baja actividad económica en los Estados Unidos está afectando los mercados de co-exportación en productos planos y en alambrón. Por otro lado, existen señales encontradas con relación a la actividad en la industria de la construcción y los volúmenes menores de varilla demandados por la industria en su conjunto muestran una debilidad en este segmento clave para la industria acerera. También clave para entender la reducción en el volumen es la situación de las importaciones a precios desleales que están distorsionando el mercado doméstico, especialmente en alambrón, productos planos y recubiertos. La industria acerera mexicana, en su conjunto, está llevando a cabo un esfuerzo integral para prevenir que el acero sea vendido en México en condiciones desleales. Recientemente se ha hecho evidente que la sola amenaza de iniciar una investigación antidumping en lámina caliente y fría ha generado una disminución de producto importado al mercado mexicano. Consecuentemente, los productores mexicanos apenas están empezando a recuperar la demanda que tenían en segmentos particularmente dañados por las importaciones. No es de sorprenderse que el terreno recién recuperado haya sido acompañado de incrementos de precio en los segmentos específicos —una vez que se reduzca el producto en condiciones de competencia desleal— tales como 10% en ciertas presentaciones de rolada caliente y fría que se implementó en abril 1 del 2001.

En cuanto a la situación financiera, la Compañía avanzó en su esfuerzo integral para mejorar su estructura y viabilidad financiera. Su principal subsidiaria, Hylsa, refinanció US$ 115 millones de deuda de corto plazo, extendiendo su vencimiento a enero 31, 2002. Esta subsidiaria obtuvo dispensas —válidas hasta enero 31, 2002— en ciertas razones financieras incluidas en diversos acuerdos de créditos sindicados bancarios que totalizan US$ 400 millones. Alfa, la compañía tenedora de Hylsamex, otorgó a Hylsa una línea de crédito comprometida de US$ 40 millones para utilizarse en caso que sus reservas de efectivo sean menores a US$ 10 millones. Las reservas de efectivo al nivel de Hylsamex totalizaron US $41 millones (US$ 31 millones en Hylsa) a marzo del 2001.

Como resultado de su desempeño en 1T01, Hylsamex no estuvo en cumplimiento con ciertas razones financieras incluidas en diversos créditos bancarios. La Compañía está sosteniendo conversaciones con los respectivos acreedores con el objeto de obtener las dispensas o enmiendas necesarias para estar en cumplimiento con respecto al total de su endeudamiento.

En lo que respecta a la obtención de un socio estratégico y a las probables desinversiones, Hylsamex continúa sosteniendo conversaciones con diversas

entidades interesadas. Cualquier información relevante a este proceso se comunicará oportunamente.

Mercado del Acero

Los embarques en 1T01 fueron de 537,700 toneladas, 10% menores que las 598,100 toneladas vendidas en 4T00 y 27% por debajo de las 737,400 toneladas embarcadas en el 1T00. La reducción de 65,800 toneladas con respecto al trimestre anterior se relaciona completamente a la disminución en el volumen doméstico, afectando tanto a productos no planos (39% o 25,700 toneladas) como a productos planos (61% o 40,100 toneladas). Por el contrario, se presentó un ligero incremento en las exportaciones durante 1T01 comparado con 4T00. En lo que respecta a la reducción en embarques de 199,700 toneladas versus 1T00, tanto los volúmenes domésticos como los de exportación experimentaron contracciones significativas. Entre las razones para esta reducción se encuentran:

La decisión de la Compañía de recortar significativamente la producción de lámina caliente, lo que llevó a al paro completo del molino de lingotes de la División Aceros Planos (Molino #1) debido a la tendencia de precios desfavorable que ha experimentado este producto (124,500 toneladas);

Un decrecimiento en el mercado local de construcción que afectó las ventas de varilla (26,300 toneladas);

La baja en ventas de alambrón como consecuencia de la agresiva competencia de importaciones desleales y también por la desaceleración en el mercado de autopartes (16,400 toneladas);

El cese virtual de ventas de billet debido a sus precios poco atractivos (13,500 toneladas);

Una reducción en las ventas de productos tubulares debido al carácter extraordinario de las ocurridas en 1T00 por reposición de inventarios (6,400 toneladas);

Menores embarques de lámina rolada fría al mercado debido principalmente al incremento en las ventas intercompañía entre la División Aceros Planos de Hylsa y Galvak (12,000 toneladas) y;

A una ligera reducción en las ventas de acero recubierto (1,100 toneladas).

Mercado Doméstico

Los embarques domésticos durante 1T01 totalizaron 471,000 toneladas, 12% menores que las 536,800 toneladas vendidas en 4T00 también 23% por debajo de las 609,000 toneladas embarcadas en 1T00.

La reducción en volumen de 65,800 toneladas versus 4T00 afectó a los productos planos y a los no planos. Ciertos sectores consumidores de acero experimentaron una disminución, particularmente el mercado de autopartes, que influenció negativamente la venta de lámina caliente decapada así como la de ciertos tipos de alambrón que sirven a este sector industrial. Adicionalmente,

tanto la lámina caliente como el alambrón continuaron haciendo frente a producto importado en condiciones dumping; un fenómeno que agravó las caídas. Finalmente, la venta de varilla tuvo un trimestre difícil debido a la debilidad observada en diversos mercados como la construcción residencial, de proyectos y la gubernamental.

La disminución de 138,000 toneladas en el volumen con respecto a 1T00 consistió en reducciones en producto de planos y no planos. En esta comparación, la reducción en la actividad económica es definitivamente un factor que está afectando la exportación indirecta. También se registró una debilidad en los mercados de autopartes y de línea blanca. Adicionalmente, las importaciones a precios dumping agravaron la caída de las ventas de lámina rolada en caliente así como de algunos tipos de alambrón. Finalmente, un menor dinamismo en la actividad de la construcción afectó a la venta de varilla.

Mercado de Exportación

El volumen de exportación totalizó 66,700 toneladas en 1T01, 9% superior que las 61,300 toneladas vendidas en 4T00 y 48% inferiores que las 128,400 toneladas embarcadas en 1T00. Hylsamex continuó vendiendo cantidades limitadas de lámina rolada en caliente como la delgada, la ultradelgada y la lámina de alta resistencia con bajo nivel de aleaciones. En 1T01, la Compañía continuó concentrando sus exportaciones en productos de alto valor agregado como la lámina fría y los productos galvanizados y pintados, registrando un ligero incremento en volumen con respecto a 4T00. Por el contrario, la caída de 61,700 toneladas en comparación a 1T00 se debe principalmente a la reducción en las ventas de lámina caliente debido a la caída en los precios de exportación de este producto a partir de 2T00. El nivel actual de precios internacionales a partir de la segunda mitad de 2000 ha hecho que la exportación de lámina caliente no sea económicamente viable.

Los ingresos de exportación fueron de US$ 40 millones tanto en 1T01 como en 4T00, pero fueron menores que los US$ 60 millones registrados en 1T00. El decremento en los volúmenes de exportación explica la caída en el ingreso de exportación. Los embarques a los mercados del exterior cubrieron las regiones del TLCAN, así como Sudamérica, Centroamérica y el Caribe.

Ingreso

Los ingresos de ventas durante 1T01 totalizaron Ps 2,737 millones (US$ 283 millones), 14% menores que los Ps 3,179 millones (US $327 millones) obtenidos en 4T00 y también 28% por debajo de los Ps 3,783 millones (US$ 373 millones) registrados en 1T00.

La reducción de 14% en el ingreso con respecto a 4T00 es resultado de la disminución de 10% en los embarques y de una caída de 4% en el ingreso por tonelada en pesos (Ps 5,315 en 4T00 vs Ps 5,091 en 1T01). El ingreso por tonelada en dólares nominales mostró una tendencia similar, reduciéndose en 4% o US$ 20, de US$ 547 en 4T00 a US$ 527 en 1T01. En promedio, los precios de los productos disminuyeron US$ 14/tonelada; todas las líneas de producto contribuyeron a la caída. Una menor contribución por tonelada de otros ingresos relacionados con el acero complementó la disminución en el ingreso por tonelada.

La reducción de 28% en ingresos con respecto a 1T00 se debe a la caída de 27% en los embarques y a un decremento de 1% en el ingreso por tonelada en pesos (Ps 5,130 en 1T00 vs Ps 5,091en 1T01). La mejora considerable en la mezcla de productos permitió a Hylsamex mostrar un ingreso por tonelada estable en pesos aún cuando se presentaron tendencias negativas en los precios internacionales del acero. Esta mejora en la mezcla de ventas permitió un incremento de US$ 21/tonelada en el ingreso por tonelada, alcanzando US$ 527 en el 1T01 versus los US$ 506 en el 1T00.

Costo de Ventas

El costo de ventas durante 1T01 totalizó Ps 2,511 millones (US$ 260 millones), 12% menor que los Ps 2,852 millones (US$ 294 millones) registrados en 4T00 y también 17% inferior que los Ps 3,027 millones (US$ 298 millones) obtenidos en 1T00. El decremento de 10% en los embarques y la reducción de 2% en el costo por tonelada en pesos (Ps 4,769 en 4T00 vs. Ps 4,669 en 1T01) explican la disminución de 12% en el nivel absoluto de costo de ventas versus 4T00. En lo que respecta a la comparación de costo contra 1T00, la disminución de 27% en los embarques y el incremento de 14% en el costo por tonelada en pesos (Ps 4,104 en 1T00 vs. Ps 4,669 en 1T01) causaron el decremento de 17% en costo. El costo por tonelada en dólares fue de US$ 483 en 1T01 o 1% menor que los US$ 491 registrados en 4T00 pero 19% superiores a los US$ 405 obtenidos en 1T00. Por un lado, las medidas para recortar y contener costos permitieron la mejora versus 4T00, a pesar de la reducción en el volumen y de su efecto negativo en el costo fijo por tonelada. Por otro lado, el costo por tonelada en 1T01 sobrepasó el nivel alcanzado en 1T00 debido principalmente al mayor costo de energéticos, al efecto de la sobrevaluación de la divisa mexicana en los costos denominados en pesos y al incremento en la carga por tonelada que representan los costos fijos debido a la reducción en el volumen vendido.

La reducción de US$ 8/tonelada versus 4T00 se explica por un decremento de US$ 13/tonelada en costo variable parcialmente compensado por un incremento de US$ 5/tonelada en costos fijos. Reducciones en precios de insumos variables tuvieron lugar en 1T01, como es el caso de la chatarra y el gas natural. Hylsamex utilizó mayor cantidad de metálicos alternativos adquiridos externamente, que en términos de costo se comparan favorablemente a la producción interna de fierro esponja que se uso en 4T00. Adicionalmente, la División Alambrón y Varilla también redujo su exposición al gas natural y a la electricidad, utilizando billet externo para laminar productos no planos. Como resultado de lo anterior, el contenido de energía (gas natural y electricidad) en la estructura de costos de la Compañía se redujo a 9.6% en 1T01, comparada con el 12.3% en el 4T00. Aún cuando los costos fijos mostraron una reducción de US$ 7 millones en términos absolutos, su contribución por tonelada se incrementó debido a un prorrateo menos eficiente de los mismos dada la reducción en volumen.

El incremento de US$ 78/tonelada versus 1T00 se integra por aumentos de US$ 50/tonelada en el costo variable y de US$ 28/tonelada en costos fijos. Hylsamex experimentó mayores costos de energéticos y utilizó metálicos adquiridos en 1T01 que excedieron el costo de producir fierro esponja en 1T00, incrementando el costo variable. En lo referente al costo fijo, la Compañía redujo la carga en US$ 13 millones en términos absolutos versus 1T00, pero esta resultó insuficiente para generar una variación positiva en el costo fijo

por tonelada debido a la caída en el volumen vendido.

Gas Natural (Precio en Monterrey): El costo del gas natural durante 1T01 fue de US$ 4.15/MMBtu, mostrando un decremento de 5% comparado con el de US$ 4.36 MMBtu registrado en 4T00, pero 63% superior al de US$ 2.54/MMBtu que se tuvo en 1T00. A partir de enero de 2001, Hylsamex decidió participar en el contrato por 3 años a un precio fijo de US$ 4.00/MMBtu ofrecido por Pemex. La Compañía obtuvo ahorros adicionales provenientes de coberturas de gas natural por un monto de US$ 1.6 millones. En cuanto a la utilización del energético, la única planta de fierro esponja que la Compañía está operando es la planta 4M localizada en Monterrey, que alimenta al minimill de colada continua de planchón delgado (Molino #2). Esta planta representa una innovación tecnológica para la industria del acero, dado que es la única planta de reducción directa en el mundo que alimenta fierro esponja caliente a los hornos de fusión, lo que redunda en ahorros de energía significativos.

Electricidad: El costo de la electricidad durante 1T01 fue de US¢ 3.74/Kwh durante 1T01, 3% superior que el de US¢ 3.62/Kwh registrado en 4T00 y mayor que el precio de US¢ 3.10/Kwh obtenido en 1T00. Hylsamex redujo el consumo de electricidad como consecuencia del paro del molino de lingote (Molino #1) de la División Aceros Planos y también por la reducción en la actividad de fusión en la acería de la Planta Puebla a través del uso de producto semiterminado (billet) para laminar productos no planos.

Fierro Esponja (unidades equivalentes de hierro): El costo de producir fierro esponja fue de US$ 147/tonelada (US$ 133/tonelada en unidades de fierro esponja) durante 1T01, 11% menor que el de US$ 166/tonelada registrado en 4T00, pero 16% por encima del costo de US$ 127/tonelada alcanzado en el 1T00. Las variaciones en el precio del gas natural explican principalmente el cambio en el costo de este metálico.

Chatarra Importada: El costo de la chatarra importada en 1T01 fue de US$ 116/tonelada, 2% menor que el US$ 118/tonelada registrado en el trimestre anterior y también 17% por debajo del US$ 140/tonelada obtenido en el mismo trimestre del 2000. Los precios de la chatarra están disminuyendo en los Estados Unidos por la baja en el consumo debido a la disminución en su actividad económica.

Chatarra Doméstica: El costo de este metálico fue de US$ 112/tonelada, 2% menor que el US$ 114/tonelada registrado en el 4T00 y también 13% menor que el US$ 128/tonelada reportado en el 1T00. El precio de este metálico sigue las tendencias observadas en la chatarra importada.

HBI, Arrabio y Billet: Hylsamex ha utilizado cantidades significativas de sustitutos de fierro esponja tales como briqueta y arrabio como resultado de la reducción en la producción interna de fierro esponja. La importación de estos materiales es esencial para la producción de productos de valor agregado como algunos productos planos y el alambrón alto carbón. El precio al que se ha importado los metálicos substitutos ha sido ventajoso y ha permitido a Hylsamex aislarse de la volatilidad de los energéticos. Adicionalmente, la Compañía ha estado comprando billet (semiterminado), lo que no sólo ha reducido el consumo de gas sino que también ha disminuido la utilización de electricidad en la acería de la Planta Puebla de la División de Alambrón y Varilla. La carga metálica en 1T01 incluyo 33% de briqueta y arrabio, muy por encima del 5% que se utilizó en 4T00. Más aún, un porcentaje relevante de los

requerimientos de carga metálica se substituyó a través del uso del billet en la Planta Puebla (44,100 toneladas).

Hylsamex ha estado comercializando activamente pélet de mineral de hierro de sus operaciones mineras desde 4T00, vendiendo 124,900 toneladas a los mercados de exportación durante 1T01. La comercialización del pélet ha ayudado a disminuir la carga de costos de las minas.

Gastos de Operación

Los gastos de operación en 1T01 fueron de Ps 232 millones (US$ 24 millones), lo que refleja reducciones de 10% con respecto al Ps 257 millones (US$ 26 millones) registrado en el 4T00 y de 19% con respecto a los Ps 285 millones (US$ 28 millones) de 1T00. La reducción en los gastos de operación se debe principalmente a menores gastos de ventas, mayor recuperación de fletes de producto terminado de los clientes y a la reducción en pago de servicios a Alfa.

Utilidad de Operación

Hylsamex tuvo una pérdida de operación en 1T01 de Ps 5 millones (US$ 1 millones), comparado con las utilidades de operación de Ps 70 millones (US$ 7 millones) y de Ps 471 millones (US$ 46 millones) obtenidas en 4T00 y en 1T00, respectivamente. Esta reducción es resultado directo de las disminuciones en precios y volumen vendido. Por lo que respecta al costo, la Compañía implementó diversas medidas para reducir sus costos que ayudaron a revertir la tendencia alcista de los mismos y que también permitieron una reducción significativa en los niveles absolutos de costos fijos y de gastos de operación. La reducción versus 1T01 no sólo se relaciona a menores embarques y a la disminución en precios, sino también a mayores costos de energía y a la sobrevaluación del peso.

El margen de operación fue negativo en 0.2% en 1T00 comparado con el 2.2% y 12.5% registrados en el 4T00 y el 1T00, respectivamente.

Flujo de Operación

El flujo generado por la operación (medido por el EBITDA) totalizó US$ 30 millones (Ps 290 millones), 25% menor que los US$ 40 millones (Ps 390 millones) obtenidos en 4T00 y también 60% por debajo de los US$ 76 millones (Ps 770 millones) registrados en 1T00. La reducción en el EBITDA en 1T01 es principalmente resultado de la disminución en utilidades operativas, dado los niveles similares de depreciación y amortización en los trimestres en comparación. El margen de EBITDA fue de 10.6% en 1T01 comparado con el 12.3% registrado en 4T00 y el 20.4% obtenido en 1T00.

Aún cuando se disminuyó el margen de EBITDA, Hylsamex siguió mostrando un nivel competitivo de generación de efectivo por tonelada, alcanzando US$ 56 en 1T01 comparado con el de US$ 67 obtenido en el 4T00 y del US$ 103 registrado en 1T00. La Compañía está compensando los efectos negativos de las tendencias de precio-volumen-costo variable a través del manejo de su apalancamiento operativo, obteniendo reducciones considerables en costos fijos y gastos de

operación. Para enfatizar este punto, la comparación del nivel de costos fijos y de gastos de operación en 1T01 resultó en ahorros de US$ 7 millones y de US$ 18 millones (en una base de efectivo) versus 4T00 y 1T00, respectivamente.

Resultado Integral de Financiamiento

La Compañía registró un costo financiero neto en 1T01 de Ps 210 millones (US$ 22 millones), menor que los Ps 297 millones (US$ 31 millones) contabilizados en 4T00, y contrarios a los Ps 303 millones (US$ 30 millones) de ganancia financiera neta obtenida en el 1T00. Las variables macroeconómicas de la valuación del peso y del nivel de inflación doméstica durante los trimestres en comparación explican las variaciones:

1T01 RIF: La apreciación de 0.83% que experimentó el peso en el trimestre generó ganancias cambiarias que aunadas a las ganancias monetarias derivadas de una inflación de 0.99% resultaron insuficientes para compensar el costo de la deuda de Hylsamex, resultando en un costo financiero neto para el trimestre.

4T00 RIF: La divisa mexicana tuvo una devaluación de 1.81% en el trimestre lo que ocasionó pérdidas cambiarias que aunadas a los gastos financieros fueron superiores a las ganancias monetarias, presentándose un costo financiero neto para el período.

1T00 RIF: El peso mostró una apreciación de 3.04%, lo que produjo ganancias cambiarias que adicionadas a las ganancias monetarias derivadas de una inflación de 2.83% para el período, permitieron a la Compañía el cancelar el efecto de la carga financiera de la deuda y reconocer una ganancia financiera neta en el trimestre.

Utilidad Neta

Hylsamex obtuvo una pérdida neta mayoritaria de Ps 240 millones (US$ 25 millones) en 1T01, comparada con la pérdida neta mayoritaria de Ps 37 millones (US $4 millones) registrada en 4T00 y contraria a la utilidad neta mayoritaria de Ps 175 millones (US$ 18 millones) obtenida en 1T00. La disminución de Ps 203 millones versus 4T00 se debe a menores utilidades operativas (Ps 75 millones) y a un cambio de positivo a negativo en el resultado de subsidiarias no consolidadas (Ps 123 millones). Este último concepto se integra por resultados menores en 1T01 en Amazonia y la mayoría de la reducción obedece al crédito a resultados realizado en 4T00 por las cifras de Amazonia de 4T00, mismas que fueron reportadas junto con las de 1T00 cuando se decidió eliminar la práctica de reportar los resultados de Amazonia con un trimestre de desfase. La variación negativa de Ps 415 millones con respecto a 1T00 se relaciona principalmente con la reducción en la utilidad de operación (Ps 476 millones).

Inversión en Activo Fijo

Hylsamex realizó erogaciones de inversión por US$ 6 millones (Ps 56 millones) durante 1T01, de las cuales US$ 4 millones correspondieron a cargos diferidos relacionados en su mayoría con la capitalización de gastos de descapote de las

minas. La Compañía ha reducido a niveles mínimos su presupuesto de inversiones en activo fijo, concentrándolo en inversiones de reemplazo.

Deuda y Estructura Financiera

Deuda Neta
La deuda neta de caja totalizó US$ 1,373 millones en 1T01, mostrando un incremento de US$ 28 millones con respecto a los US$ 1,345 millones registrados en 4T00. El incremento en deuda obedece a la necesidad de aplicar reservas de efectivo para compensar una generación interna neta de efectivo negativa (US$ 17 millones) –EBITDA más otras partidas virtuales menos impuestos e intereses netos. Se presentaron Necesidades adicionales por requerimientos de capital de trabajo (US $4 millones) y por erogaciones de inversión en activo fijo (US$ 6 millones). La Compañía realizó pagos de principal de deuda de largo plazo (US$ 40 millones) y redujo su endeudamiento de corto plazo (US $25 millones) debido principalmente a pagos del europapel comercial. Las reservas de efectivo a marzo 31, 2001 fueron US$ 41 millones en comparación a los US$ 132 millones que se tenían a diciembre 31, 2000.

Estructura Financiera
En febrero de 2001, Hylsa –la principal subsidiaria de Hylsamex– concretó un acuerdo con acreedores de corto plazo para el refinanciamiento de US$ 115 millones con vencimientos durante la primera mitad del 2001 para extender su plazo a un vencimiento único en Enero 31, 2002. Alfa, la compañía tenedora de Hylsamex, otorgó una garantía parcial que cubre un tercio del monto total o US$ 38 millones. Alfa también otorgó una línea de crédito comprometida de US$ 40 millones para mejorar la liquidez de Hylsa, teniéndose como disparador la reposición de las reservas de Hylsa a un nivel mínimo de US$ 10 millones. Al cierre de 1T01, Hylsa tenía US$ 31 millones de reservas de efectivo y no ha requerido utilizar esta línea de crédito.

Adicionalmente y simultáneo con el acuerdo con acreedores de corto plazo, Hylsa obtuvo dispensas en ciertas razones financieras incluidas en varios créditos sindicados bancarios que totalizan aproximadamente US$ 400 millones de endeudamiento. Estas dispensas fueron otorgadas incluyendo las cifras al 4T00 y son válidas hasta Enero 31, 2002.

Apalancamiento y Cobertura de Intereses
La razón de fondos prestados a UAFIRDA U12M alcanzó 6.43 veces en 1T01, mayor que las 5.48 veces obtenida en el 4T00 y por encima de las 4.20 veces registrada en 1T00. El decremento en la generación de efectivo explica el incremento en esta razón de apalancamiento vía flujo de efectivo

El UAFIRDA a intereses por fondos prestados alcanzó 1.47 veces en 1T01, menor que las 1.82 veces registrada en el 4T00 y también por debajo de las 2.28 veces obtenida en 1T00. El decremento en el nivel de UAFIRDA explica principalmente la reducción en la cobertura de intereses.

Durante el 1T01, ciertas razones financieras incluidas en diversos contratos de crédito bancarios no se cumplieron debido a la disminución en la generación de efectivo. La Compañía está sosteniendo conversaciones con los respectivos acreedores financieros para obtener las dispensas o enmiendas necesarias para estar en cumplimiento a Marzo 31, 2001.

Subsidiarias no Consolidadas

Hylsamex incurrió en una pérdida de Ps 38 millones (US$ 4 millones) en los resultados de subsidiarias no consolidadas en 1T01 debido a su participación en Amazonia. El resultado de 1T01 se compara desfavorablemente contra la ganancia de Ps 85 millones (US$ 9 millones) registrada en 4T00 debido al acreditamiento de las pérdidas de 4T99, reportadas en los resultados de 1T00, cuando Hylsamex decidió descontinuar la política de reportar los resultados de Amazonia con un trimestre de desfase, sin embargo, el capital contable de Hylsamex sigue reflejando la pérdida de 4T99. La comparación contra la pérdida de Ps 302 millones (US$ 30 millones) registrada en 1T00 resulta favorable y se relaciona con la mejora en el desempeño operativo a nivel Amazonia (Sidor)en 1T01, así como a la inclusión de los resultados de 4T99 en 1T00.

El volumen de ventas en 1T01 fue de 750,900 toneladas, 3% más que de 727,600 toneladas vendidas en el trimestre anterior, y también 19% superior a las 633,200 toneladas del mismo trimestre del año anterior. A continuación se explica el comportamiento de los mercados nacional e internacionales de Sidor:

El volumen doméstico totalizó 315,000 toneladas en 1T01, reflejando incrementos de 4% contra las 302,600 toneladas vendidas en 4T00 y de 14% en comparación a las 276,700 toneladas de 1T00. El mercado doméstico de Sidor continúa sólido, siendo el sector petrolero el responsable de tal dinamismo.

El volumen de exportación en 1T01 fue de 435,900 toneladas, 3% superior al de 425,000 toneladas exportadas en 4T00, y también 22% por encima del nivel de 356,500 toneladas de 1T00. El crecimiento en volumen de exportación se relaciona con mayores embarques de productos semiterminados tales como planchón y billet.

El ingreso por ventas en 1T01 fue de US$ 221 millones, manteniendo un nivel similar al de US$ 222 millones obtenido en 4T00, pero 15% superior a las ventas de US$ 192 millones registradas en 1T00. El flujo de efectivo, medido por EBITDA, fue de US$ 25 millones en 1T01, comparado con los US$ 33 millones registrados en 4T00 y con los US$ 16 millones obtenidos en 1T00.

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS

HYLSAMEX, S. A. DE C. V.

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS E INDIVIDUALES
AL 31 DE MARZO DE 2001 COMPARATIVOS CON 2000

Miles de pesos de poder adquisitivo del 31 de marzo de 2001
(excepto que se indique otra denominación)

1. ACTIVIDADES DE LAS COMPAÑIAS

Hylsamex, S. A. de C. V. (HYLSAMEX), subsidiaria de Alfa, S. A. de C. V. (ALFA), es una de las empresas productoras de acero más grandes de México y es líder del mercado en sus principales líneas de productos, los cuales están primariamente orientados a las industrias de la construcción, autopartes y línea blanca.

HYLSAMEX desarrolla sus actividades por si misma y a través de empresas subsidiarias, de las que es propietaria de la mayoría de las acciones comunes representativas de sus capitales sociales, y de empresas asociadas, en las cuales tiene influencia significativa en su administración, pero sin llegar a tener control. Las principales subsidiarias y asociadas son:

	% de tenencia al 31 de marzo de (a)	
	2001	2000
Hylsa, S. A. de C. V. y subsidiarias:	100	100
Consorcio Minero Benito Juárez		
Peña Colorada, S. A. de C. V.	51	51
Peña Servicios, S. A. de C. V.	100	100
Las Encinas, S. A. de C. V.	100	100
Aceros Prosima, S. A. de C. V.	100	100
Materiales y Aceros Masa, S. A. de C. V.	100	100
Acerex, S. A. de C. V.	51	51
Acerex Servicios, S. A. de C. V.	100	100
Pegi, S. A. de C. V.	52	52
Técnica Industrial, S. A. de C. V.	100	100
Transamerica E. & I., Corp.	100	100
Ferropak Servicios, S. A. de C. V.	100	100
Ferropak, S. A. de C. V.	100	100
Comercializadora Las Encinas, S. A. de C. V.(b)	100	
Galvak, S. A. de C. V. y subsidiarias:	100	100
Galvamet Trading, Inc.	100	100
Galvacer Chile, S. A. (c)	100	
Promotora Azteca, S. A. de C. V. y subsidiaria:	100	100
Express Anáhuac, S. A. de C. V.	100	100
Hylsa Latin, L. L. C. y asociadas (d):	100	100
Consorcio Siderurgia Amazonia, Ltd.	37	35
CVG Siderúrgica del Orinoco, C. A.	70	70
Exan Corporativo, S. A. de C. V. (b)	100	

Galvanet, S. A. de C. V.(e) 100

(a) % de tenencia que Hylsamex tiene en las sub-controladoras y % de tenencia que estas tienen en sus subsidiarias y asociadas.

(b) En septiembre de 2000, se cambió la denominación social de Exan Corporativo, S. A. de C. V. a Comercializadora Las Encinas, S. A. de C. V. Asimismo, fueron vendidas la totalidad de las acciones comunes representativas de su capital social a Hylsa, S. A. de C. V.

(c) En abril de 2000, se constituyó Galvacer Chile, S. A. (empresa chilena) cuya principal actividad es la comercialización de productos de acero.

(d) Consorcio Siderurgia Amazonia, Ltd. (Amazonia), es propietaria del 70% de CVG Siderúrgica del Orinoco, C. A. (Sidor), empresa venezolana.

(e) En octubre de 2000, se constituyó Galvanet, S. A. de C. V. cuya principal actividad es la comercialización de productos de acero a través de medios electrónicos.

2. RESUMEN DE POLITICAS DE CONTABILIDAD SIGNIFICATIVAS

Los estados financieros consolidados incluyen los de HYLSAMEX y los de todas sus subsidiarias.

Los estados financieros individuales de HYLSAMEX (Controladora) han sido preparados para cumplir con las disposiciones legales a las que está sujeta como entidad jurídica independiente. En estos estados financieros la inversión en acciones de subsidiarias se valúa por el método de participación (inciso c. siguiente).

Los estados financieros que se acompañan fueron preparados de acuerdo con los principios de contabilidad generalmente aceptados, aplicando en forma integral las disposiciones normativas relativas al reconocimiento de los efectos de la inflación en la información financiera. Consecuentemente, todos los estados financieros, incluyendo los de ejercicios anteriores que se presentan para fines comparativos, se expresan en pesos constantes de poder adquisitivo del 31 de marzo de 2001.

Los estados financieros de la subsidiaria y las asociadas extranjeras se conforman a principios de contabilidad generalmente aceptados en México.

Los índices (Indice Nacional de Precios al Consumidor - INPC) más importantes utilizados para reconocer los efectos de la inflación fueron: 339.929, 317.595 y 288.428 al 31 de marzo de 2001, 2000 y 1999, respectivamente (1994 = 100).

A continuación se resumen las políticas de contabilidad más importantes:

a. Valores de realización inmediata

Estos valores se presentan a su valor de mercado.

b. Inventarios y costo de ventas

Los inventarios se expresan a su costo estimado de reposición, principalmente con base en los últimos precios de compra y costos de producción del ejercicio, sin que excedan a su valor de mercado.

El costo de ventas se determina con base en los costos estimados de reposición de las fechas en que se efectuaron las ventas.

c. Inversión en acciones de asociadas

Las acciones de empresas asociadas (véase (d) en Nota 1) se presentan valuadas por el método de participación. Conforme a este método, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de las emisoras, posteriores a la fecha de compra.

Hasta el 31 de diciembre de 1999 la inversión en Amazonia y Sidor se determinó con base en sus estados financieros al 30 de septiembre, por lo que el método de participación se calculaba con una diferencia de tres meses. A partir de 2000 la administración de la empresa decidió modificar el período de inclusión en el registro del método de participación de dichas asociadas para coincidir con el año calendario. Debido a que la inversión en estas asociadas está designada como cobertura económica de un pasivo en moneda extranjera, las diferencias cambiarias provenientes de dicho pasivo se registran directamente en el capital contable. El efecto de la conversión de dichos estados financieros también se registra en el capital contable.

d. Inmuebles, maquinaria, equipo y depreciación

Los inmuebles, maquinaria y equipo y su correspondiente depreciación acumulada se expresan a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC, excepto por la maquinaria y equipo de procedencia extranjera, cuyo valor se actualiza aplicando el índice de inflación general del país de origen a los montos correspondientes en moneda extranjera y convirtiendo esos montos a pesos al tipo de cambio vigente a la fecha de cierre.

La depreciación se calcula por el método de línea recta con base en las vidas útiles de los activos estimadas por las empresas.

El resultado integral de financiamiento de pasivos contraídos para construcciones en proceso, se capitaliza como parte de estos activos hasta que inician su operación normal.

e. Cargos diferidos

Este rubro se expresa a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC e incluye principalmente gastos capitalizados de los yacimientos de mineral extraíble de las subsidiarias mineras, costos relativos al desarrollo e implantación de sistemas computacionales integrados, gastos por colocación de deuda y gastos preoperativos, los cuales están sujetos a amortización.

f. Otro activo

Este concepto incluye un activo intangible derivado de las remuneraciones al

retiro.

g. Transacciones en divisas y diferencias cambiarias.

Los activos y pasivos monetarios en divisas, principalmente dólares americanos (US$), se expresan en moneda nacional al tipo de cambio vigente a la fecha de cierre. Las diferencias cambiarias derivadas de las fluctuaciones en el tipo de cambio entre la fecha en que se concertaron las transacciones y la de su liquidación o valuación a la fecha del estado de situación financiera, se registran dentro del resultado integral de financiamiento o en el capital contable, en el renglón de efecto de conversión de entidades extranjeras, por los financiamientos identificados con la adquisición de asociadas extranjeras.

h. Estimación de remuneraciones al retiro.

Los planes de remuneraciones al retiro (jubilaciones, gastos médicos y primas de antigüedad), tanto formales como informales, se reconocen como costo en los años en que los trabajadores prestan los servicios correspondientes, de acuerdo con estudios actuariales elaborados por expertos independientes.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se registran en resultados en el año en que se vuelven exigibles.

i. Operaciones financieras derivadas

Los pasivos resultantes de operaciones financieras derivadas se expresan a su valor de mercado y/o de intercambio y se clasifican como otros pasivos en el estado de situación financiera. Las diferencias entre el valor de mercado y/o de intercambio (fair value) y el costo de adquisición (incluyendo gastos de compra y primas o descuentos), así como las ganancias y pérdidas realizadas, se registran directamente en resultados, excepto por las provenientes de operaciones financieras sobre acciones propias, las que se registran directamente en el capital contable, netas del impuesto sobre la renta diferido.

j. Resultado integral de financiamiento

El resultado integral de financiamiento se determina agrupando en el estado de resultados: los gastos y productos financieros, las diferencias cambiarias y la ganancia o pérdida por posición monetaria.

La ganancia o pérdida por posición monetaria representa el efecto de la inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del año.

k. Impuestos sobre la renta y al activo y
participación de los trabajadores en las utilidades

Hasta 1999 el impuesto sobre la renta y la participación de los trabajadores en las utilidades se registraban por el método parcial de impuestos diferidos. Bajo este método, el efecto de las diferencias temporales no recurrentes entre la utilidad fiscal y la contable, que se esperaba se revirtieran en un período definido, se registraban como impuesto y participación diferidos.

A partir del 1o. de enero de 2000, la empresa adoptó las disposiciones del

Boletín D-4 Revisado, Tratamiento Contable del Impuesto sobre la Renta, del Impuesto al Activo y de la Participación de los Trabajadores en la Utilidad. Este Boletín cambió de manera importante el tratamiento contable del impuesto sobre la renta, eliminando el método de pasivo con enfoque parcial mencionado en el párrafo anterior, y estableciendo en su lugar el método de activos y pasivos con enfoque integral. Bajo este método se reconoce, un impuesto diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

1. Utilidad por acción

La utilidad por acción común se calcula sobre el promedio ponderado de acciones comunes en circulación durante el año. No existen efectos que deriven de acciones potencialmente dilutivas.

EFECTOS DE LA APLICACION DE LA REGLA TERCERA DE LA CIRCULAR 11-27 AL PRIMER TRIMESTRE DEL 2001.
COMPARACION ENTRE EL METODO DE AJUSTES POR CAMBIOS EN EL NIVEL GENERAL DE PRECIOS CONTRA EL METODO DE INDIZACION ESPECIFICA
EN MILES DE PESOS DE MARZO DEL 2001.

REF S		ORIGINAL I TRIM	EFECTOS CIRC 11-27 REGLA III	MODIFICADO I TRIM
1	ACTIVO TOTAL	28,405,510	3,101,686	31,507,196
2	ACTIVO CIRCULANTE	4,804,194		4,804,194
8	LARGO PLAZO	1,453,858		1,453,858
12	INM. PTA Y EQ (NETO)	19,686,148	3,101,686	22,787,834
18	ACTIVO DIFERIDO (NETO)	2,461,310		2,461,310
19	OTROS ACTIVOS	0		0
20	PASIVO TOTAL	17,548,670		17,548,670

NOTAS COMPLEMENTARIAS A LA INFORMACION FINANCIERA (1)

ANEXO 2

33 CAPITAL CONTABLE 10,856,840 3,101,686 13,958,526

34 PART. MINORITARIA 1,840,690 188,292
2,028,982

35 CAP CONT MAYORITARIO 9,016,150 2,913,394 11,929,544

45 RES NETO DEL EJERCICIO (239,711) (4,288) (243,999)

R
1 VENTAS NETAS 2,737,474 2,737,474

5 RES DE OPERACION (5,322) (4,355) (9,677)

18 RESULTADO NETO (243,174) (4,355) (247,529)

20 RES. NETO MAYORITARIO (239,711) (4,288) (243,999)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3
SUBSIDIARIAS					
1 HYLSA S.A. DE C.V.	FAB. DE PROD. DE ACERO	2,051,158,856	100.00	1,106,593	9,311,048
2 GALVAK S.A.DE C.V.	FAB. DE LAMINA GALVANIZADA	51,836,578	100.00	260,327	927,286
3 PROM. AZTECA MEXICANA S.A. DE C.V.	CEL. OP. ACTIVAS Y PASIVAS CON ACCIONES	27,094,568	100.00	27,095	234,527
4 HYLSA LATIN LLC		12,831,079	0.00	108,373	(1,186,440)
5 GALVANET S.A DE C.V.	COME. PROD LAMINA GALV	4,900	100.00	49	(1,300)
6 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**1,502,437**	**9,285,121**
ASOCIADAS					
1 CONSORCIO SIDERURGIA AMAZONIA	FAB. DE PROD. DE ACERO	1	37.10	2,417,906	1,368,764
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**2,417,906**	**1,368,764**
OTRAS INVERSIONES PERMANENTES					**85,094**
TOTAL					**10,738,979**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2001**

HYLSAMEX, S.A. DE C.V.

INMUEBLES, PLANTA Y EQUIPO
(Miles de Pesos)

ANEXO 4

CONSOLIDADO
Impresión Final

CONCEPTO	COSTO DE ADQUISICION	DEPRECIACION ACUMULADA	VALOR EN LIBROS	REVALUACION	DEPRECIACION DE LA REVALUACION	VALOR EN LIBROS (+) REVALUACION (-) DEPRECIACION
ACTIVOS DEPRECIABLES						
INMUEBLES	0	0	0	0	0	0
MAQUINARIA	8,792,389	1,580,352	7,212,037	26,246,314	15,333,468	18,124,883
EQUIPO DE TRANSPORTE	0	0	0	0	0	0
EQUIPO DE OFICINA	0	0	0	0	0	0
EQUIPO DE COMPUTO	0	0	0	0	0	0
OTROS	0	0	0	0	0	0
TOTAL DEPRECIABLES	**8,792,389**	**1,580,352**	**7,212,037**	**26,246,314**	**15,333,468**	**18,124,883**
ACTIVOS NO DEPRECIABLES						
TERRENOS	138,390	0	138,390	887,397	0	1,025,787
CONSTRUCCIONES EN PROCESO	340,313	0	340,313	13,276	0	353,589
OTROS	181,889	0	181,889	0	0	181,889
TOTAL NO DEPRECIABLES	**660,592**	**0**	**660,592**	**900,673**	**0**	**1,561,265**
T O T A L	**9,452,981**	**1,580,352**	**7,872,629**	**27,146,987**	**15,333,468**	**19,686,148**

OBSERVACIONES

ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos: Hasta 1 Año	Denominados en Pesos: Mas de 1 Año	Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo: Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo: Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
EXPORT DEVELOPMENT CORP.	25/06/2003	7.13	0	0	0	0	0	0	0	0	7,736	7,736	13,843	0	0	0
FIDEICOMISO DE FOMENTO MINER	15/11/2007	8.80	0	0	7,560	2,520	10,081	10,080	10,080	26,881	0	0	0	0	0	0
GENERAL ELECTRIC CAPITAL COR	17/12/2004	8.48	0	0	6,111	2,037	11,424	2,856	0	0	5,956	5,597	22,633	23,200	4,420	0
HSBC BANK	17/12/2004	9.40	0	0	0	0	0	0	0	0	4,640	3,401	14,346	16,046	13,259	0
HYPO-VEREINSBANK.	31/07/2005	6.95	0	0	0	0	0	0	0	0	78,717	14,556	79,818	53,327	11,928	17,607
KREDITANSTALT FUR WIEDERAFBA	31/07/2008	7.78	0	0	0	0	0	0	0	0	54,786	43,860	98,645	98,645	97,986	26,714
MORGAN GUARANTY TRUST	17/12/2004	9.40	0	0	0	0	0	0	0	0	14,227	10,445	44,066	49,289	40,753	0
RHEINLAND-PFALZ	25/06/2003	6.77	0	0	0	0	0	0	0	0	6,111	2,037	11,424	2,856	0	0
SCHLESWING-HOLSTEIN	25/06/2003	6.77	0	0	0	0	0	0	0	0	3,056	1,019	5,712	1,428	0	0
STANDARD CHARTERED	15/12/2002	6.34	0	0	0	0	0	0	0	0	9,934	0	9,934	0	0	0
SUMITOMO	17/12/2004	9.40	0	0	0	0	0	0	0	0	6,826	4,992	21,062	23,558	19,452	0
THE FUJI BANK AND TRUST CO.	17/12/2004	7.59	0	0	0	0	0	0	0	0	11,696	4,502	23,710	9,982	4,315	0
WEST LB	17/12/2004	8.74	0	0	0	0	0	0	0	0	25,461	16,904	74,211	62,520	20,216	0
ORGANISMOS FINANCIEROS																
BANAMEX	17/12/2004	14.59	0	458,905	128,156	105,518	105,772	74,746	74,769	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA/BANCOME	17/12/2004	15.10	0	318,905	0	26,755	131,796	100,365	100,395	0	0	0	0	0	0	0
BANCO INTERNACIONAL	12/10/2003	19.34	0	374,088	0	0	0	0	0	0	0	0	0	0	0	0
BANCO SANTANDER/SERFIN	12/10/2003	19.31	0	274,088	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMEXT	02/03/2005	7.34	0	0	0	0	0	0	285,609	0	0	0	0	0	0	0
BANORTE	12/10/2003	15.41	0	150,000	73,782	0	0	0	0	0	0	0	0	0	0	0
BARCLAYS BANK PLC	17/12/2004	11.33	0	0	0	0	0	0	0	0	0	8,325	28,943	28,386	28,395	0
CITIBANK	31/01/2002	9.03	0	0	0	180,686	0	0	0	0	0	0	0	0	0	0
COMERICA BANK	24/11/2005	9.21	0	0	15,842	5,281	21,124	21,123	21,123	15,842	0	6,244	21,708	21,290	21,296	0
DEUTSCHE BANK	17/12/2004	11.33	0	0	0	0	0	0	0	0	0	4,163	14,472	14,193	14,197	0
GENERAL ELECTRIC CAPITAL COR	17/12/2004	11.33	0	0	0	0	0	0	0	0	0	2,081	7,236	7,097	7,099	0
HSBC BANK	17/12/2004	11.33	0	0	0	0	0	0	0	0	0	6,244	21,710	21,292	21,296	0
INBURSA	30/05/2002	19.01	0	69,148	0	0	0	0	0	0	0	0	0	0	0	0
MORGAN GUARANTY TRUST	17/12/2004	11.35	0	0	0	0	0	0	0	0	0	19,835	76,074	74,746	74,769	0

C[redacted]DE C[redacted]CIO[redacted] HY[redacted]X [redacted] BO[redacted]EXIC[redacted]DE V[redacted]ES, S[redacted] C.V.[redacted]

HYLSAMEX, S.A. DE C.V. TRIMESTRE: 1 AÑO: 2001

ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos: Hasta 1 Año	Denominados en Pesos: Mas de 1 Año	Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) – Intervalo de Tiempo: Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) – Intervalo de Tiempo: Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
BANCO BILBAO VIZCAYA	29/05/2001	9.26	0	0	47,602	0	0	0	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL	29/08/2001	8.73	0	0	142,805	0	0	0	0	0	0	0	0	0	0	0
BANK OF MONTREAL	05/09/2001	8.80	0	0	0	0	0	0	0	0	47,602	0	0	0	0	0
BANK ONE	04/11/2001	8.68	0	0	0	0	0	0	0	0	95,203	0	0	0	0	0
BAYERISCHE VEREINSBANK	09/10/2001	8.88	0	0	0	0	0	0	0	0	257,048	0	0	0	0	0
COMMERCE BANK	25/05/2001	9.07	0	0	0	0	0	0	0	0	142,804	0	0	0	0	0
INBURSA	21/05/2001	9.68	0	0	138,044	0	0	0	0	0	0	0	0	0	0	0
STANDARD CHARTERED	09/05/2001	9.22	0	0	0	0	0	0	0	0	295,130	0	0	0	0	0
CON GARANTIA																
ABN AMRO	26/03/2004	8.99	0	0	0	0	0	0	0	0	8,231	8,330	33,321	33,321	0	0
BANAMEX	15/02/2005	9.36	0	0	25,338	21,581	66,364	71,560	63,024	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA/BANCOME	15/02/2005	9.25	0	0	28,823	21,717	78,233	80,957	68,076	0	11,664	1,008	11,069	9,249	0	0
BANCO SANTANDER/SERFIN	15/02/2005	9.09	0	0	23,587	13,135	32,701	32,701	22,249	0	0	0	0	0	0	0
BANCOMEXT	08/01/2005	8.33	0	0	0	0	0	73,839	0	0	0	0	0	0	0	0
BANK OF AMERICA	26/03/2004	7.17	0	0	0	0	0	0	0	0	112,342	8,629	138,329	138,329	0	0
BANK OF MONTREAL	25/06/2003	6.77	0	0	0	0	0	0	0	0	6,111	2,037	11,424	2,856	0	0
BANORTE	15/01/2005	14.69	17,838	26,892	14,828	4,284	17,999	17,137	13,009	0	0	0	0	0	0	0
BARKLAYS	17/12/2004	9.40	0	0	0	0	0	0	0	0	6,168	4,534	19,128	21,395	17,697	0
BHF	25/06/2003	6.77	0	0	0	0	0	0	0	0	3,056	1,019	5,712	1,428	0	0
BLADEX	25/06/2003	6.77	0	0	0	0	0	0	0	0	5,093	1,698	9,520	2,380	0	0
BNP	25/06/2003	6.77	0	0	0	0	0	0	0	0	6,111	2,037	11,424	2,856	0	0
COMERICA BANK	17/12/2004	8.31	0	0	0	0	0	0	0	0	24,327	12,957	60,758	41,037	13,259	0
COMMERCE BANK	26/03/2004	8.99	0	0	0	0	0	0	0	0	2,939	2,975	11,900	11,900	0	0
CREDIT AGRICOLE INDOSUEZ	26/03/2004	8.04	0	0	0	0	0	0	0	0	9,050	5,012	23,324	14,756	0	0
CREDIT LYONNAIS	26/03/2004	8.25	0	0	0	0	0	0	0	0	10,520	6,500	29,275	20,707	0	0
DEUTSCHE BANK	26/03/2004	9.40	0	0	0	0	0	0	0	0	3,084	2,267	9,564	10,697	8,849	0
DEUTSCHE GEROZENTRALE	17/12/2004	6.77	0	0	0	0	0	0	0	0	3,056	1,019	5,712	1,428	0	0
DG BANK	25/06/2003	6.77	0	0	0	0	0	0	0	0	6,111	2,037	11,424	2,856	0	0

C[redacted]DE C[redacted]CIO[redacted] HY[redacted]X [redacted] BO[redacted]EXIC[redacted]DE V[redacted]ES, S[redacted] C.V.[redacted]

HYLSAMEX, S.A. DE C.V.

TRIMESTRE: 1 AÑO: 2001

ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
THE FUJI BANK AND TRUST CO.	17/12/2004	11.18	0	0	0	0	0	0	0	0	0	4,163	7,208	6,929	6,931	0
THE SUMITOMO BANK LTD.	21/01/2003	9.66	0	0	0	0	0	0	0	0	0	4,163	279	0	0	0
TOTAL BANCARIOS			17,838	1,672,026	652,478	383,714	475,494	485,364	658,334	42,723	1,284,796	232,326	988,918	829,979	426,117	44,321
COLOCACIONES PRIVADAS																
QUIROGRAFARIOS																
BANCA SERFIN	26/05/2004	7.26	0	0	0	0	0	0	878,230	0	0	0	0	0	0	0
JP MORGAN	15/09/2007	9.82	0	0	0	0	0	0	0	0	0	0	0	0	0	2,830,291
ECP	04/03/2001	8.30	0	0	0	0	0	0	0	0	47,568	0	0	0	0	0
USCP	25/03/2003	12.47	0	0	0	0	0	0	0	0	0	190,406	285,609	0	0	0
PMP	03/09/2005	8.75	0	0	0	0	0	0	644,598	0	0	0	0	0	0	0
TOTAL BURSATILES			0	0	0	0	0	0	1,522,828	0	47,568	190,406	285,609	0	0	2,830,291
PROVEEDORES																
OTROS PROVEEDORES	31/03/2002		448,101	0	604,279	0	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			448,101	0	604,279	0	0	0	0	0	0	0	0	0	0	0
CTAS POR PAGAR	31/03/2002		631,388	0	0	0	3,940	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			631,388	0	0	0	3,940	0	0	0	0	0	0	0	0	0
			1,097,327	1,672,026	1,256,757	383,714	479,434	485,364	2,181,162	42,723	1,332,364	422,732	1,274,527	829,979	426,117	2,874,612

OBSERVACIONES

LOS MONTOS DE LOS CREDITOS EXTRANJEROS SON DOLARES Y EL TIPO DE CAMBIO UTILIZADO FUE DE 9.5203 PESOS POR DOLAR.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2001**

HYLSAMEX, S.A. DE C.V.

BALANZA DE DIVISAS Y POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
1. INGRESOS					
EXPORTACIONES	35,212	335,229	0	0	335,229
OTROS	1,937	18,441	0	0	18,441
TOTAL	**37,149**	**353,670**			**353,670**
2. EGRESOS					
IMPORTACIONES (MATERIAS PRIMAS)	89,226	849,458	0	0	849,458
INVERSIONES	179	1,704	0	0	1,704
OTROS	25,423	242,035	0	0	242,035
TOTAL	**114,828**	**1,093,197**			**1,093,197**
SALDO NETO	**(77,679)**	**(739,527)**			**(739,527)**
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**120,410**	**1,146,339**	0	0	**1,146,339**
PASIVO	**1,259,360**	**11,989,485**			**11,989,485**
CORTO PLAZO	356,666	3,395,567	0	0	3,395,567
LARGO PLAZO	902,694	8,593,918	0	0	8,593,918
SALDO NETO	**(1,138,950)**	**(10,843,146)**			**(10,843,146)**

OBSERVACIONES

TODAS LAS CIFRAS DE DOLARES ESTAN CONVERTIDAS A PESOS AL TIPO DE CAMBIO DE 9.5203 PESOS POR DOLAR.

EL ACTIVO TOTAL INCLUYE SOLO ACTIVOS MONETARIOS.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	3,776,510	15,587,130	(11,810,620)	0.01	65,475
FEBRERO	3,252,464	15,263,122	(12,010,658)	0.00	(7,949)
MARZO	3,042,227	15,230,573	(12,188,346)	0.00	60,935
ACTUALIZACION:	0	0	0	0.00	244
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	11,326
TOTAL					**130,031**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO INSCRITOS EN BOLSA (1)

ANEXO 8 **CONSOLIDADO**
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

NO APLICABLE

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CONSTANCIA DE OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO (1)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
ACEREX, S.A. DE C.V.	PROCESAMIENTO Y CORTES DE ACERO	0	0
ACEREX SERVICIOS, S.A. DE C.V	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
C.M.B.J. P.COL., S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUST. MINERALES.	0	0
ACEROS PROSIMA, S.A. DE C.V.	COMPRA-VTA. Y SERV. DE MAQ. P/TODA CLASE DE PROD.	0	0
EXP. ANAHUAC, S.A.DE C.V.	TRANSPORTE FORANEO DE CARGA REGULAR	0	0
FERROPAK, S.A. DE C.V.	MAT'S. METALICOS PARA LA CONST. Y LA INDUSTRIA	0	0
FERROPAK SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
GALVAK, S.A. DE C.V.	FABRICACION DE LAMINA GALVANIZADA	0	0
COMERCIALIZADORA LESA, S.A. D	COMERCIALIZACION DE MINERAL	0	0
HYLSAMEX S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
HYLSA S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
LAS ENCINAS, S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUSTANCIAS MINERALES	0	0
MAT. Y AC. MASA, S.A. DE C.V.	VENTA DE PRODUCTOS DE ACERO	0	0
PEGI, S.A. DE C.V.	GENERACION DE ENERGIA ELECT. Y VAPOR DE PROCESO	0	0
PEÑA SERVICIOS, S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
PROM. AZ. MEX., S.A. DE C.V.	CELEBRAR TODA CLASE DE OPS. PAS. Y ACT. CON ACCS.	0	0
TECNICA IND., S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
TRANS.EXP.AND IMP.CORP.	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0
GALVAMET TRADING INC.	COMERC.PROD.DE ACERO Y LAMINA	0	0
HYLSA LATIN LLC	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACCS.	0	0
GALVANET S.A DE C.V.	COMERCIALIZ MEDIOS ELECTRONICOS	0	0

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10 **CONSOLIDADO**
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	10.19
ELECTRODOS	UCAR CARBON MEXICANA				0.99
REFRACTARIOS	REF. MEX.	REFRACTARIOS	RADEX, PREMIER, AP GREEN	SI	2.00
ALEACIONES	CIA. MINERA AUTLAN				2.35
ZINC	PEÑOLES				1.97
RODILLOS	FUMOSA	RODILLOS	ESWAG	SI	1.08
CAL	REGIO CAL				1.31

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
PLANOS			294	1,669,535			
NO PLANOS			177	578,819			
OTROS				99,168			
TOTAL				2,347,522			

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2001**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
PLANOS			65	332,514			
NO PLANOS			2	4,100			
OTROS				53,338			
TOTAL				389,952			

OBSERVACIONES

CLAVE DE COTIZACION HYLSAMX TRIMESTRE: 1 AÑO: 2001
HYLSAMEX, S.A. DE C.V.

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

SALDO DE LA CUFIN AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2000** 42,438

Número de acciones en circulación a la misma fecha de la CUFIN : 243,756,094
(En Unidades)

☐ CIFRAS DICTAMINADAS FISCALMENTE ☐ CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS COBRADOS DURANTE EL EJERCICIO ACTUAL

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN DEL EJERCICIO ACTUAL

UFIN DEL EJERCICIO COMPRENDIDO DEL 1 DE ENERO AL 31 DE MARZO DE 2001

RESULTADO FISCAL	0
- IMPORTE DEL ISR:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- IMPORTE DE LA UFIR	0
- PARTIDAS NO DEDUCIBLES	0
UFIN DEL EJERCICIO :	0

SALDO DE LA CUFIN ACTUALIZADA AL TRIMESTRE QUE REPORTA
(Información del año actual)

SALDO DE CUFIN AL 31 DE DICIEMBRE DE 2000 42,913

Número de acciones en circulación a la misma fecha de la CUFIN : 243,756,094
(En Unidades)

ANEXO 12
CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

MODIFICACION AL SALDO DE LA CUFIN DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2000**	0
Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades)	243,756,094

CLAVE DE COTIZACION HYLSAMX TRIMESTRE: 1 AÑO: 2001
RAZON SOCIAL: **HYLSAMEX, S.A. DE C.V.**

ANEXO 12 - A

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA REINVERTIDA

(Miles de Pesos)

SALDO DE LA CUFIN REINVERTIDA AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2000** 0

Número de acciones en circulación a la misma fecha de la CUFIN : 243,756,094
(En Unidades)

☐ CIFRAS DICTAMINADAS FISCALMENTE ☐ CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS PAGADOS DURANTE EL EJERCICIO ACTUAL PROVENIENTES DE LA CUFIN

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN REINVERTIDA DEL EJERCICIO QUE REPORTA

UFINER DEL EJERCICIO COMPRENDIDO DEL 1o DE ENERO AL 31 DE ENERO DE 2001

RESULTADO FISCAL:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- PARTIDAS NO DEDUCIBLES	0
- (+) UTILIDAD (PERDIDA) DE FUENTE DE RIQUEZA UBICADA EN EL EXT.	0
UFIN DEL EJERCICIO :	0
- ISR (Utilizando la tasa para ISR diferidc	
* FACTOR PARA UFIN REINVERTIDA:	0
UFINER DEL EJERCICIO	0

SALDO DE LA CUFIN REINVERTIDA ACTUALIZADA AL TRIMESTRE QUE REPORTA

SALDO DE LA CUFIN REINVERTIDA AL **31** DE MARZO DE 2001 0

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : 243,756,094
(En Unidades)

MODIFICACION AL SALDO DE LA CUFIN REINVERTIDA DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE 2000
(Antes de UFIN reinvertida del ejercicio anterior 0

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : 243,756,094
(En Unidades)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

SERIE	VALOR NOMINAL ($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL (Miles de Pesos)	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		0	243,756,094			243,756,094	2,416,422	
TOTAL			**243,756,094**	**0**	**0**	**243,756,094**	**2,416,422**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
243,756,094

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 0
GDRS's : 0
ADS's : 7.88
GDS's . 6.25

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2001**

HYLSAMEX, S.A. DE C.V.

CONSOLIDADO
Impresión Final

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

DECLARO BAJO PROTESTA DE DECIR VERDAD, QUE LA INFORMACION FINANCIERA BASICA Y COMPLEMENTARIA PROPORCIONADA A LA BOLSA, POR EL PERIODO COMPRENDIDO ENTRE EL **1** DE **ENERO** Y EL **31** DE **MARZO** DE **2001** Y **2000**, FUE OBTENIDA DE LOS REGISTROS CONTABLES AUTORIZADOS Y, EN SU CASO, EXTRALIBROS Y ES RESULTANTE DE LA APLICACION DE LOS PRINCIPIOS Y NORMAS DE CONTABILIDAD ACEPTADAS O PRONUNCIADAS POR EL INSTITUTO MEXICANO DE CONTADORES PUBLICOS Y DISPOSICIONES DE LA COMISION NACIONAL BANCARIA Y DE VALORES.

LOS PRINCIPIOS DE CONTABILIDAD Y NORMAS, ASI COMO LA AGRUPACION DE CUENTAS Y CIFRAS EN EL PERIODO A QUE DICHA INFORMACION HACE REFERENCIA, FUERON APLICADAS POR LA INSTITUCION SOBRE BASES UNIFORMES A LAS DEL MISMO PERIODO DEL EJERCICIO ANTERIOR.

C.P. GERARDO A. GONZALEZ V.
SUB-DIRECTOR DE CONTRALORIA

C.P. SANTOS HERMILO MARTINEZ E.
GERENTE DE INFORMACION FINANCIERA

SAN NICOLAS DE LOS GARZA, NL, A 25 DE ABRIL DE 2001

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HYLSAM: FECHA: 25/04/200 11:18

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	HYLSAMEX, S.A. DE C.V.
DO MICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 (8) 328 28 28
FAX:	01 (8) 328 12 10
E-MAIL:	webmaster@hylsamex.com.mx
DIRECCION DE INTERNET:	www.hylsamex.com.mx

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	HYL930427BY1
DOMICILIO	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 (8) 328 12 02
FAX:	01 (8) 328 12 10

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V.
NOMBRE:	ING. DIONISIO GARZA MEDINA
DOMICILIO:	GOMEZ MORIN 1111
COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 (8) 152 11 04
FAX:	01 (8) 152 11 99
E-MAIL:	dgarzam@alfa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 25/04/200 11:18

TELEFONO:	01 (8) 328 17 01
FAX:	01 (8) 328 21 21
E-MAIL:	aelizond@hylsamex.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 (8) 328 17 03
FAX:	01 (8) 328 21 25
E-MAIL:	eortiz@hylsamex.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 (8) 328 12 02
FAX:	01 (8) 328 12 10
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE INFORMACION FINANCIERA
NOMBRE:	C.P. SANTOS HERMILO MARTINEZ ESPARZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 (8) 328 12 36
FAX:	01 (8) 328 12 10
E-MAIL:	shmartinez@hylsamex.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	SUBDIRECTOR JURIDICO
NOMBRE:	LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 (8) 328 13 18
FAX:	01 (8) 328 13 10
E-MAIL:	jatrevino@hylsamex.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V.
NOMBRE:	LIC. LEOPOLDO MARROQUIN MORALES
DOMICILIO:	GOMEZ MORIN 1111 SUR

COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 (8) 152 13 68
FAX:	01 (8) 152 25 14
E-MAIL:	lmarroqui@alfa.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. CARLOS JIMENEZ BARRERA
DOMICILIO:	GOMEZ MORIN 1111 SUR
COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 (8) 152 12 63
FAX:	01 (8) 152 25 10
E-MAIL:	cjimenez@alfa.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. OTHON GERARDO DIAZ DEL GUANTE VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 (8) 328 12 40
FAX:	01 (8) 331 18 85
E-MAIL:	odiaz@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 (8) 328 12 02
FAX:	01 (8) 328 12 10
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 (8) 328 17 03
FAX:	01 (8) 328 21 25
E-MAIL:	eortiz@hylsamex.com.mx

NOTAS A LOS ESTADOS FINANCIEROS (1)

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN CAP. CONT. DE SUBS.	$ 2,814,699
IMPUESTO DIFERIDO EN CAPITAL	76,500
EXCESO/INSUFICIENCIA EN ACT. DE CAP.	823,088
TOTAL	$(1,915,109)

s61: ESTE RENGLON SE INTEGRA COMO SIGUE:

CREDITOS BURSATILES	$ 3,115,900
OBLIGACIONES	878,230
TOTAL	3,994,130

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** Quarter: **1** Year: **2001**

HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT ENGLISH 1° Quarter 2001

AT MARCH 31 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**28,405,510**	**100**	**30,031,931**	**100**
2	**CURRENT ASSETS**	**4,804,194**	**17**	**5,108,444**	**17**
3	CASH AND SHORT-TERM INVESTMENTS	389,577	1	231,268	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,292,636	5	1,623,393	5
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	445,808	2	712,075	2
6	INVENTORIES	2,676,173	9	2,541,708	8
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**1,453,858**	**5**	**1,797,825**	**6**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,368,764	5	1,718,020	6
11	OTHER INVESTMENTS	85,094	0	79,805	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**19,686,148**	**69**	**20,646,230**	**69**
13	PROPERTY	1,025,787	4	1,025,273	3
14	MACHINERY AND INDUSTRIAL	35,038,703	123	35,404,029	118
15	OTHER EQUIPMENT	181,889	1	180,604	1
16	ACCUMULATED DEPRECIATION	16,913,820	60	16,740,077	56
17	CONSTRUCTION IN PROGRESS	353,589	1	776,401	3
18	**DEFERRED ASSETS (NET)**	**2,461,310**	**9**	**2,479,432**	**8**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**17,548,670**	**100**	**17,842,888**	**100**
21	**CURRENT LIABILITIES**	**4,621,294**	**26**	**3,591,946**	**20**
22	SUPPLIERS	1,052,380	6	820,282	5
23	BANK LOANS	2,571,152	15	1,466,288	8
24	STOCK MARKET LOANS	237,974	1	441,537	2
25	TAXES TO BE PAID	128,400	1	145,973	1
26	OTHER CURRENT LIABILITIES	631,388	4	717,866	4
27	**LONG-TERM LIABILITIES**	**10,265,944**	**58**	**11,579,124**	**65**
28	BANK LOANS	5,623,276	32	6,611,684	37
29	STOCK MARKET LOANS	4,638,728	26	4,957,851	28
30	OTHER LOANS	3,940	0	9,589	0
31	**DEFERRED LOANS**	**2,661,432**	**15**	**2,671,818**	**15**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**10,856,840**	**100**	**12,189,043**	**100**
34	**MINORITY INTEREST**	**1,840,690**	**17**	**1,986,730**	**16**
35	**MAJORITY INTEREST**	**9,016,150**	**83**	**10,202,313**	**84**
36	**CONTRIBUTED CAPITAL**	**2,740,086**	**25**	**2,740,086**	**22**
37	PAID-IN CAPITAL STOCK (NOMINAL)	2,416,422	22	121,878	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	323,664	3	323,664	3
39	PREMIUM ON SALES OF SHARES	0	0	2,294,544	19
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**6,276,064**	**58**	**7,462,227**	**61**
42	RETAINED EARNINGS AND CAPITAL RESERVE	7,503,732	69	7,551,961	62
43	REPURCHASE FUND OF SHARES	927,152	9	927,152	8
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(1,915,109)	(18)	(1,192,289)	(10)
45	NET INCOME FOR THE YEAR	(239,711)	(2)	175,403	1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **1** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**389,577**	**100**	**231,268**	**100**
46	CASH	35,403	9	66,489	29
47	SHORT-TERM INVESTMENTS	354,174	91	164,779	71
18	**DEFERRED ASSETS (NET)**	**2,461,310**	**100**	**2,479,432**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	1,672,134	68	1,735,826	70
49	GOODWILL	30,280	1	36,582	1
50	DEFERRED TAXES	474,387	19	347,660	14
51	OTHERS	284,509	12	359,364	14
21	**CURRENT LIABILITIES**	**4,621,294**	**100**	**3,591,946**	**100**
52	FOREING CURRENCY LIABILITIES	3,395,567	73	1,934,825	54
53	MEXICAN PESOS LIABILITIES	1,225,727	27	1,657,121	46
24	**STOCK MARKET LOANS**	**237,974**	**100**	**441,537**	**100**
54	COMMERCIAL PAPER	237,974	100	441,537	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**631,388**	**100**	**717,866**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	102,045	16	84,904	12
58	OTHER CURRENT LIABILITIES WITHOUT COST	529,343	84	632,962	88
27	**LONG-TERM LIABILITIES**	**10,265,944**	**100**	**11,579,124**	**100**
59	FOREING CURRENCY LIABILITIES	8,593,918	84	9,766,818	84
60	MEXICAN PESOS LIABILITIES	1,672,026	16	1,812,306	16
29	**STOCK MARKET LOANS**	**4,638,728**	**100**	**4,957,851**	**100**
61	BONDS	3,994,130	86	4,313,222	87
62	MEDIUM TERM NOTES	644,598	14	644,629	13
30	**OTHER LOANS**	**3,940**	**100**	**9,589**	**100**
63	OTHER LOANS WITH COST	3,940	100	9,589	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**2,661,432**	**100**	**2,671,818**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,781,099	67	1,936,614	72
67	OTHERS	880,333	33	735,204	28
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,915,109)**	**100**	**(1,192,289)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(1,915,109)	(100)	(1,192,289)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **1** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	182,900	1,516,498
73	PENSIONS FUND AND SENIORITY PREMIUMS	842,189	733,008
74	EXECUTIVES (*)	204	224
75	EMPLOYERS (*)	2,642	2,783
76	WORKERS (*)	4,363	4,651
77	CIRCULATION SHARES (*)	243,756,094	243,756,094
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **1** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**2,737,474**	**100**	**3,782,617**	**100**
2	COST OF SALES	2,510,588	92	3,026,313	80
3	**GROSS INCOME**	**226,886**	**8**	**756,304**	**20**
4	OPERATING	232,208	8	285,331	8
5	**OPERATING INCOME**	**(5,322)**	**0**	**470,973**	**12**
6	TOTAL FINANCING COST	209,819	8	(302,860)	(8)
7	**INCOME AFTER FINANCING COST**	**(215,141)**	**(8)**	**773,833**	**20**
8	OTHER FINANCIAL OPERATIONS	104,662	4	(2,464)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(319,803)**	**(12)**	**776,297**	**21**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(114,729)	(4)	284,825	8
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(205,074)**	**(7)**	**491,472**	**13**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(38,100)	(1)	(302,154)	(8)
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**(243,174)**	**(9)**	**189,318**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(243,174)**	**(9)**	**189,318**	**5**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(243,174)**	**(9)**	**189,318**	**5**
19	NET INCOME OF MINORITY INTEREST	(3,463)		13,915	0
20	**NET INCOME OF MAJORITY INTEREST**	**(239,711)**	**(9)**	**175,403**	**5**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **1** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**2,737,474**	**100**	**3,782,617**	**100**
21	DOMESTIC	2,347,522	86	3,178,348	84
22	FOREIGN	389,952	14	604,269	16
23	TRANSLATED INTO DOLLARS (***)	37,149	1	59,957	2
6	**TOTAL FINANCING COST**	**209,819**	**100**	**(302,860)**	**100**
24	INTEREST PAID	411,521	196	409,229	135
25	EXCHANGE LOSSES	(29,870)	(14)	(375,708)	(124)
26	INTEREST EARNED	32,454	15	37,078	12
27	EXCHANGE PROFITS	9,347	4	(43,080)	(14)
28	GAIN DUE TO MONETARY POSITION	(130,031)	(62)	(342,383)	(113)
8	**OTHER FINANCIAL OPERATIONS**	**104,662**	**100**	**(2,464)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	104,662	100	(2,464)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(114,729)**	**100**	**284,825**	**100**
32	INCOME TAX	(114,806)	(100)	282,731	99
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	77	0	2,094	1
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: 1 YEAR 2001
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	3,116,282	4,357,880
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	13,293,414	15,440,835
39	OPERATION INCOME (**)	806,609	2,024,731
40	NET INCOME OF MAYORITY INTEREST(**)	(250,365)	565,516
41	NET CONSOLIDATED INCOME (**)	(260,908)	588,243

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **1** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(243,174)**	**189,318**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	266,075	767,892
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**22,901**	**957,210**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(61,542)	(69,814)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(38,641)**	**887,396**
6	CASH FLOW FROM EXTERNAL FINANCING	(791,024)	(969,745)
7	CASH FLOW FROM INTERNAL FINANCING	(7,496)	414,967
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(798,520)**	**(554,778)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(58,168)**	**(451,894)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(895,329)	(119,276)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,284,906	350,544
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	389,577	231,268

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**266,075**	**767,892**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	295,382	298,778
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	54,351	34,299
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(83,658)	434,815
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(61,542)**	**(69,814)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	139,257	355,399
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(25,949)	81,095
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	29,831	(28,095)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(38,379)	(169,575)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(166,302)	(308,638)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(791,024)**	**(969,745)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	121,968	483,153
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	8,740	745,101
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	(211)	3,422
27	(-) BANK FINANCING AMORTIZATION	(529,223)	(1,799,904)
28	(-) STOCK MARKET AMORTIZATION	(390,560)	(382,848)
29	(-) OTHER FINANCING AMORTIZATION	(1,738)	(18,669)
7	**CASH FLOW FROM INTERNAL FINANCING**	**(7,496)**	**414,967**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(7,496)	414,967
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(58,168)**	**(451,894)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	80	(410,575)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(47,853)	(52,807)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(10,395)	11,488

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **1** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(8.88)	%	5.00	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(2.78)	%	5.54	%
3	NET INCOME TO TOTAL ASSETS (**)	(0.92)	%	1.96	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(53.47)	%	180.85	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.47	times	0.51	times
7	NET SALES TO FIXED ASSETS (**)	0.68	times	0.75	times
8	INVENTORIES ROTATION (**)	4.28	times	4.26	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	37	days	34	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	10.59	%	12.68	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	61.78	%	59.41	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.62	times	1.46	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	68.32	%	65.58	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	52.15	%	56.08	%
15	OPERATING INCOME TO INTEREST PAID	(0.01)	times	1.15	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.76	times	0.87	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.04	times	1.42	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.46	times	0.71	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.27	times	0.29	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	8.43	%	6.44	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	0.84	%	25.31	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(2.25)	%	(1.85)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(0.09)	times	2.17	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	99.06	%	174.80	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.94	%	(74.80)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	82.27	%	11.69	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **1** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount			QUARTER OF PREVIOUS FINANCIAL YEAR Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	(1.03)		$	2.32	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	(1.03)		$	2.32	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	36.99		$	41.85	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		0.19	times		0.56	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		(7.01)	times		10.10	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN CAP. CONT. DE SUBS.	$ 2,814,699
IMPUESTO DIFERIDO EN CAPITAL	76,500
EXCESO/INSUFICIENCIA EN ACT. DE CAP.	823,088

TOTAL	$(1,915,109)

s61: ESTE RENGLON SE INTEGRA COMO SIGUE:

CREDITOS BURSATILES	$ 3,115,900
OBLIGACIONES	878,230

TOTAL	3,994,130

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

1ST QUARTER 2001 EARNINGS RELEASE

The information hereby is presented in constant pesos (Ps) as of March 31, 2001, or in metric tons. Some figures are translated into dollars (US$) at the average exchange rate of each month.

Highlights

Shipments in 1Q01 totaled 538 thousand tons, reflecting a 10% decline from 4Q00 and a 27% decrease year-over-year. Among the main causes for such performance are a lower domestic demand resulting from lower economic activity in the local construction and autoparts market sectors and a still challenging international steel environment.

Sales to foreign markets totaled 67 thousand tons, showing a 9% increase from 4Q00, but a 48% decrease versus 1Q00. The export ratio was 12.4% in 1Q01, higher than the 10.2% registered in 4Q00 and lower than the 17.4% obtained in 1Q00.

Revenue per ton in dollars was US$ 527, compared to the US$ 547 recorded in 4Q00 and the US$ 506 obtained in 1Q00.

Cost of goods sold on a per ton basis decreased from US$ 491 in 4Q00 to US$ 483 in 1Q01 as a consequence of the Company's efforts to manage the fluctuation of main variable input prices such as natural gas and steel scrap.

Hylsamex's other initiatives reduced the absolute level of fixed costs and SG&A on a cash basis in 1Q01, yielding savings of US$ 7 million and US$ 18 million versus 4Q00 and 1Q00, respectively.

EBITDA per ton in 1Q01 was US$ 56, compared to the US$ 67 recorded in 4Q00 and the US$ 103 obtained in 1Q00. The EBITDA margin in 1Q01 was 10.6% compared to the 12.3% obtained in 4Q00 and the 20.4% recorded in 1Q00.

Debt, net of cash, amounted to US$ 1,373 million as of 1Q01, representing an increase versus the US$ 1,345 million recorded as of December 2000. During 1Q01, Hylsa, Hylsamex's largest subsidiary, refinanced US$ 115 million worth of short-term debt. Alfa established a US$ 40 million backstop facility to improve Hylsa's liquidity.

Overview

Hylsamex experienced in 1Q01 a reduction in cash flow from operations. EBITDA reached US$ 30 million during the quarter as compared to the US$ 40 million obtained in 4Q00 and the US$ 76 million achieved in the same quarter of 2000. Worth noting is that the lower cash generation versus 4Q00 was totally on account of sales volume and steel pricing issues (i.e. decline in revenue). At the cost level, the Company curbed its escalating costs, posting a reduction in quarterly cost per ton. This reduction took place despite the considerably negative impact of spreading fixed costs over lower sales volume. On an absolute level and on a cash basis, fixed costs and SG&A figures yielded

DIRECTOR REPORT (1)

ANNEX 1 CONSOLIDATED
Final Printing

savings in 1Q01 of US$ 7 million and US$ 18 million against 4Q00 and 1Q00, respectively.

Sales volume and pricing trends continued to be unfavorable during the quarter. Regarding prices, Hylsamex endured a US$ 20 reduction in revenue per ton; part of it had to do with a lower per ton contribution from other steel revenue, and the bulk reflected lower steel prices (US$ 14). On the matter of shipments, the contraction in sales volume continued; a phenomenon in which economic conditions as well as import penetration are intertwined. There is certainly a marked weakness in the auto parts sector that is affecting sales of flat product. Additionally, the negative effect of the slowdown in the U.S. economy is hurting the indirect export business both in flat products as well as in wire rod. There are also mixed signals from the construction activity, and sluggish rebar sales to the Mexican industry as a whole hint at weakness in the core of the steel market. Also essential to understanding the volume reductions is the issue of imports that are flooding the market at unfair prices, especially in wire rod, flat, and coated products. The domestic steel industry has embarked on a comprehensive effort to prevent steel from being dumped into Mexico. The mere threat of filing a suit in hot rolled and cold rolled product against a handful of countries is starting to cause a retreat of foreign producers from the Mexican steel marketplace. It has only been recently that domestic producers have begun to regain their position in segments that had been particularly damaged by imports. Not surprisingly, volume gains in these specific sectors have been matched with price increases —once the dumped product is removed— such as a 10% increase implemented in some hot and cold rolled segments as of April 1, 2001.

Financially speaking, the Company advanced its thorough effort to improve its financial structure and viability. Its main subsidiary, Hylsa, refinanced US$ 115 million of short-term debt, extending its maturity to January 31, 2002. This subsidiary also obtained waivers —valid until January 31, 2002— in certain financial ratios included in syndicated bank loans totaling US$ 400 million. Hylsa also received a liquidity enhancement from Hylsamex's holding company (Alfa) in the form of a US $40 million backstop facility to be used when cash reserves fall below a US$ 10 million minimum level. Cash reserves at the Hylsamex level amounted to US$ 41 million (US$ 31 million at the Hylsa level) in March 31, 2001.

At the end of 1Q01, Hylsamex had breached certain financial ratios included in various bank loan agreements. The Company is already having conversations with the corresponding lenders to obtain the necessary waivers or amendments to be in full compliance with respect to all outstanding indebtedness.

On the issues of a strategic partner and potential divestitures, the Company continues to have ongoing conversations with various interested parties. Any relevant information in this matter will be communicated promptly.

Steel Market

Shipments in 1Q01 reached 537,700 tons, 10% lower than the 598,100 tons sold in 4Q00 and 27% below the 737,400 tons shipped in 1Q00. The 65,800-ton decrease versus the previous quarter was entirely related to a reduction in domestic volume, split between long products (39% or 25,700 tons) and flat

products (61% or 40,100 tons). Conversely, the Company managed to marginally increase exports during 1Q01 as compared to 4Q00. Concerning the 199,700 tons reduction in shipments versus 1Q00, both domestic and overseas volumes experienced significant contractions. Among the reasons for the large volume reduction against 1Q00 were:

The Company's decision to significantly cutback low-cost hot band production, leading to a complete halt at the ingot-casting mill due to the unfavorable pricing trend in the commodity (124,500 tons);

A decline in the local construction market that has continued to affect rebar sales (26,300 tons);

A reduction in wire-rod sales as a result of competition from dumped foreign product and a slowdown in the auto parts sector (16,400 tons);

The virtual absence of billet sales due to its unattractive prices (13,500 tons);

A reduction in tubular product sales directed to export markets due to one-off sales related to inventory buildup in 1Q00 (6,400 tons);

Lower shipments of cold rolled products to the market, mainly due to increases in inter-company sales between Hylsa's Flat Product Division and Galvak (12,000 tons) and;

A slight decrease in coated product sales volume (1,100 tons).

Domestic Market

Domestic shipments during 1Q01 reached 471,000 tons, 12% lower than the 536,800 tons sold in 4Q00 and also 23% lower than the 609,000 tons shipped in 1Q00.

The 65,800 tons volume reduction versus 4Q00 affected both flat and long product markets. Certain steel consuming sectors experienced a decline, particularly the auto parts sector, which negatively influenced sales of hot rolled band in its pickled presentation as well as certain types of specialty wire rod also serving that industry sector. In addition, hot band and wire rod continued to experience stiff competition from imported steel being dumped; a phenomenon that aggravated the declines. Lastly, rebar sales endured a rough quarter due to the weakness observed in traditionally intensive end-markets such as residential, projects and government related construction.

The 138,000-ton decrease in volume sold within Mexico versus 1Q00 also consisted of reductions in the flat as well as in the long product lines. In this comparison, the slowdown of the U.S. economy is certainly an issue affecting the co-export market. Some weakness in the auto parts and in the appliance industry sectors was also noticeable. In addition, unfairly priced imports caused a downturn in domestic sales of hot band as well as in certain types of wire rod. Finally, some weakening in domestic construction activity affected sales of reinforcing bars.

DIRECTOR REPORT (1)

ANNEX 1 CONSOLIDATED
Final Printing

Export Market

Export shipments totaled 66,700 tons in 1Q01, 9% higher than the 61,300 tons sold in 4Q00 but 48% lower than the 128,400 tons shipped in 1Q00. Hylsamex continued to sell limited quantities of hot rolled product such as the thin & ultra-thin hot rolled coils as well as the high-strength low alloy hot rolled band. In 1Q01, the Company continued to concentrate its exports in value-added products such as cold rolled steel, welded pipe, coated and pre-painted products, managing a slight increase versus 4Q00. On the contrary, the 61,700-ton drop in export volume when compared to 1Q00 can be attributed to reductions in the sale of hot rolled band given the sharp declines in export prices observed since 3Q00. The current level of international steel prices has made export sales of hot rolled band economically unfeasible since the second half of 2000.

Export revenues reached US$ 40 million in both 1Q01 and 4Q00, but reached only two thirds of the US$ 60 million achieved in 1Q00. The decrease in export volume explains the drop in export revenue. Shipments to international markets covered the NAFTA region as well as South America, Central America and the Caribbean.

Revenue

Sales revenue during 1Q01 amounted to Ps 2,737 million (US$ 283 million), 14% lower than the Ps 3,179 million (US$ 327 million) reached in 4Q00 and also 28% below the Ps 3,783 million (US$ 373 million) registered in 1Q00.

The 14% decrease in sales revenue observed versus 4Q00 is comprised of a 10% reduction in sales volume and a 4% decline in revenue per ton in pesos (Ps 5,315 in 4Q00 vs. Ps 5,091 in 1Q01). Dollar revenue per ton showed a similar trend, also decreasing 4% or US$ 20/ton, from US$ 547 in 4Q00 to US$ 527 in 1Q01. On average, steel prices experienced a US$ 14/ton drop; all product lines contributed to the decline. A lower contribution from other steel revenue complemented the decline.

The 28% reduction in revenues versus 1Q00 is due to a 27% decrease in shipments complemented by a 1% decrease in revenue per ton in pesos (Ps 5,130 in 1Q00 vs. Ps 5,091 in 1Q01). The considerable improvement in product mix permitted Hylsamex to show stable revenue per ton in pesos despite the declining trends in dollar-denominated international steel prices. This improvement in mix allowed for a US$ 21/ton gain in revenue per ton, reaching US$ 527 in 1Q01 versus the US$ 506 posted in 1Q00.

Cost of Goods Sold

Cost of goods sold during 1Q01 amounted to Ps 2,511 million (US$ 260 million), 12% lower than the Ps 2,852 million (US$ 294 million) registered in 4Q00 and also 17% below the Ps 3,027 million (US$ 298 million) recorded in 1Q00. The 10% decrease in shipments plus a 2% decline in cost per ton in pesos (Ps 4,769 in 4Q00 vs. Ps 4,669 in 1Q01) explain the 12% decline in absolute COGS versus 4Q00. Accounting for the 17% decrease in COGS versus 1Q00 is a 27%

reduction in shipments and a 14% increase in cost per ton in pesos (Ps 4,104 in 1Q00 vs. Ps 4,669 in 1Q01). Dollar cost per ton was US$ 483/ton in 1Q01 or 1% lower than the US$ 491/ton recorded in 4Q00, but 19% higher than the US$ 405/ton posted in 1Q00. On one hand, Hylsamex's cost cutting and cost containment initiatives allowed for an improvement in costs versus 4Q00 in spite of the volume reduction and its negative effect on the fixed cost per ton. On the other hand, the cost per ton in 1Q01 continued to surpass the levels of 1Q00 mainly due to the higher cost of energy, the effect of the peso overvaluation on peso-related costs and the increase in fixed cost burden due to the reduction in volume sold.

The US$ 8/ton reduction versus 4Q00 is explained by a US$ 13/ton decrease in variable cost that was partially canceled by a US$ 5/ton increase in fixed costs. Several key variable inputs showed a reduction in price in 1Q01, namely scrap and natural gas. Besides, Hylsamex relied more on the purchase of alternate metallics that compare favorably —cost wise— to the in-house DRI production used in 4Q00. Furthermore, the Bar & Rod Division also reduced the exposure to natural gas and electricity using externally sourced billet to laminate long products. As a result, the energy content (natural gas and electricity) in the Company's cost structure was reduced to 9.6% in 1Q01 compared to the 12.3% in 4Q00. Notwithstanding an US$ 7 million reduction in the absolute level of fixed cost, its per ton contribution increased due to a less efficient spread given the reduction in shipments.

The US$ 78/ton increase versus 1Q00 was caused by a US$ 50/ton increase in variable cost plus a US$ 28/ton rise in fixed cost. In 1Q01 Hylsamex endured a higher energy cost and consumed purchased raw materials that exceeded the cost of producing DRI in 1Q00, thus increasing the variable cost. Regarding the fixed cost, Hylsamex lowered its burden by US$ 13 million versus 1Q00, but the absolute reduction resulted insufficient to yield a positive variation in fixed cost per ton given the reduction in volume sold.

Natural Gas (Monterrey Price): The cost of natural gas during 1Q01 was US$ 4.15/MMBtu, showing a 5% decrease compared to the US$ 4.36/MMBtu registered in 4Q00, but was 63% above the US$ 2.54/MMBtu observed in 1Q00. Hylsamex took advantage of the 3-year contract for a fixed price of US$ 4.00 per MMBtu offered by the Mexican Government utility (Pemex). The Company obtained additional cost savings from its natural gas hedging that amounted to US$ 1.6 million. The only DRI facility that Hylsamex has been operating is the 4M plant located in Monterrey, which supplies the thin slab-casting minimill. This plant represents a technological breakthrough for the steel industry in that it is the only direct reduction plant in the world that feeds the DRI hot into the electric arc furnaces, yielding important energy savings.

Electricity: The cost of electricity during 1Q01 increased to US¢ 3.74/kWh or 3% above the US¢ 3.62/kWh registered in 4Q00 and also 21% higher than the US¢ 3.10/kWh recorded in 1Q00. Hylsamex decreased electricity consumption by halting production at the ingot-casting mill of the Flat Products Division and reducing melting activity at the Puebla Plant through the use of semi finished products (billet) to laminate long products.

Direct Reduced Iron (equivalent iron units): The cost of producing DRI was US$ 147/ton (US$ 133/ton in DRI units) during 1Q01, 11% lower than the US$ 166/ton registered in 4Q00, but 16% above the US$ 127/ton recorded in 1Q00. Variations

in natural gas prices in the quarter caused the change in the cost of this metallic.

Imported Scrap: Imported steel scrap cost in 1Q01 was US$ 116/ton, 2% lower than the US$ 118/ton registered in the previous quarter and also 17% below the US$ 140/ton observed in the same quarter of last year. Steel scrap prices are decreasing in the United States given a reduction in its consumption due to the slowdown in US economic activity.

Domestic Scrap: The cost of this metallic was US$ 112/ton in 1Q01, 2% lower than the US$ 114/ton registered in 4Q00 and also 13% below the US$ 128/ton reported in the same quarter of last year. The price of this input follows the trends observed in the imported scrap.

HBI, Pig Iron and Billet: Hylsamex has been purchasing significant quantities of Direct Reduced Iron substitutes such as Hot Briquetted Iron (HBI) and pig iron as a result of the reduction in DRI production. The import of these raw materials is critical for the production of value-added flat products as well as high carbon wire rod. The price at which the Company has imported the substitute metallics has resulted in advantageous costs and effectively isolated itself from shifts in the current energy prices. Moreover, Hylsamex has been purchasing billet (a semi-finished product), allowing not only for a reduction in gas consumption but also decreasing the use of electricity in the melt shop of the Puebla Plant of the Bar & Rod Division. The metallic charge in 1Q01 included 33% pig iron and HBI, well above the 5% utilized in 4Q00. In addition, a relevant percentage of metallic charge requirements were substituted through the use of the billet at the Puebla Plant (44,100 tons).

Hylsamex has been actively commercializing the iron ore pellet coming from its mining operations since 4Q00, selling 124,900 tons to the export market during 1Q01. The profitable commercialization of iron ore pellets is helping to offset the cost burden associated with the mining operations.

Operating Expenses

Operating expenses in 1Q01 were Ps 232 million (US$ 24 million), reflecting declines of 10% from the Ps 257 million (US$ 26 million) posted in 4Q00 and of 19% when compared to the Ps 285 million (US$ 28 million) recorded in 1Q00. The reduction in operating expenses is mainly due to lower sales expenses, a higher reimbursement of freight expenses from customers and also to a reduction in corporate overhead.

Operating IncomE

Hylsamex posted an operating loss during 1Q01 that amounted to Ps 5 million (US$ 1 million), compared to the operating profits of Ps 70 million (US$ 7 million) and Ps 471 million (US$ 46 million) recorded in 4Q00 and 1Q00, respectively. The reduction in the operating income figure against 4Q00 is largely the result of lower revenues triggered by declines in steel prices and in volume sold. On the cost side, the Company implemented several cost-related measures that helped reverse the unfavorable trend in variable cost per ton and also allowed for a relevant reduction in the absolute levels of fixed costs and operating expenses. The comparison versus 1Q01 not only relates to

DIRECTOR REPORT (1)

ANNEX 1 CONSOLIDATED
Final Printing

lower sales volume and reduced steel prices but also to higher cost levels attributable to energy and the overvaluation of the peso.

The operating margin reached a negative 0.2% in 1Q01 compared to 2.2% and 12.5% recorded in 4Q00 and in 1Q00, respectively.

Operating Cash Flow

Operating cash flow (measured as EBITDA) amounted to US$ 30 million (Ps 290 million), 25% lower than the US$ 40 million (Ps 390 million) obtained in 4Q00 and also 60% below the US$ 76 million (Ps 770 million) registered in 1Q00. The reduction in EBITDA generation in 1Q01 is basically the result of a diminished operating income figure, given similar depreciation and amortization levels throughout the comparable quarters. The EBITDA margin reached 10.6% in 1Q01 compared to the 12.3% registered in 4Q00 and the 20.4% recorded in 1Q00.

Despite the decrease in EBITDA margin, Hylsamex is still managing to post a competitive level of cash generation per ton, arriving at an EBITDA per ton of US$ 56 in 1Q01 compared to the US$ 67 obtained in 4Q00 and the US$ 103 posted in 1Q00. The Company is counterbalancing the significant negative effect of price-volume-variable cost trends and their impact on cash generation by managing the operating leverage, obtaining considerable reductions in fixed cost and operating expenses. To stress this point, a comparison of the 1Q01 level of fixed cost and SG&A yielded savings of US$ 7 million and US$ 18 million (on a cash basis) versus 4Q00 and 1Q00, respectively.

Comprehensive Financial Result

The Company recorded a Ps 210 million (US$ 22 million) net financial cost in 1Q01, lower than the Ps 297 million (US$ 31 million) cost registered in 4Q00, and contrary to the Ps 303 million (US$ 30 million) net financial gain obtained in 1Q00. Macroeconomic variables such as the peso valuation and the level of domestic inflation during 1Q01 explain the variations against the comparable quarters:

1Q01 CFR: The 0.83% appreciation that the peso registered during the quarter yielded foreign exchange gains that, coupled with the monetary gains derived from the 0.99% inflation, were insufficient to offset Hylsamex's debt burden, thus resulting in a net financial cost.

4Q00 CFR: The domestic currency experienced a devaluation of 1.81% and generated a level of foreign exchange losses that, together with the financial expenses for the quarter, were not offset by the positive effect of monetary gains, causing a net financial cost.

1Q00 CFR: The peso showed a 3.04% appreciation during the quarter, generating significant FX gains, which coupled with the monetary gains derived from the 2.83% inflation for the period, permitted the Company to offset the effect of its debt burden and to book a net financial gain for the period.

Net Earnings

DIRECTOR REPORT (1)

ANNEX 1 CONSOLIDATED
Final Printing

Hylsamex recorded a net majority loss of Ps 240 million (US$ 25 million) in 1Q01, compared to the net majority loss of Ps 37 million (US$ 4 million) registered in 4Q00 and contrasting to the net majority gain of Ps 175 million (US$ 18 million) obtained in 1Q00. The Ps 203 million decrease versus 4Q00 is due to lower operating profits (Ps 75 million), and the shift from positive to negative equity pick-up from non-consolidated subsidiaries (Ps 123 million). The latter is comprised by weaker results in 1Q01 at Amazonia, and the bulk of the decrease relates to the credit made in 4Q00 for Amazonia's 4Q99 numbers, which had been reported along with 1Q00 results given the discontinuation of the one-quarter delay in reporting Amazonia's results. The Ps 415 million negative difference as compared to 1Q00 is primarily related to the decrease in operating profits (Ps 476 million).

Capex

Hylsamex made US$ 6 million (Ps 56 million) of capital expenditures during 1Q01, out of which US$ 4 million were deferred charges related primarily to capitalized mine stripping expenses. The Company has reduced its capital expenditures budget to minimum levels, concentrating on replacement capex and a few minor strategic investments.

Debt & Financial Structure

Debt Outstanding
Net debt outstanding reached US$ 1,373 million in 1Q01, showing a US$ 28 million increase from the US$ 1,345 million registered in 4Q00 and also US$ 4 million higher than the US$ 1,369 million recorded in 1Q00. The increase in net indebtedness relates to cash reserves utilized to compensate for negative internally generated funds (US$ 17 million) ¾EBITDA plus other non-cash items minus taxes and net interest payments. Further needs arose from NWC requirements (US$ 4 million) and from the funding of capex (US$ 6 million). The Company made long-term debt principal payments in 1Q01 (US$ 40 million) and showed a net decrease in short-term debt (US$ 25 million) from payments of Euro-Commercial paper. Cash on hand as of March 31, 2001 amounted to US$ 41 million compared to the US$ 132 million held as of December 31, 2000.

Financial Structure
In February 2001, Hylsa –Hylsamex's main subsidiary– reached an agreement with short-term lenders that permitted the refinancing of US$ 115 million in short-term debt that matured over the first half of 2001 into a single payment to be made in January 31, 2002. Alfa, Hylsamex's parent Company, guaranteed one third or US$ 38 million of the amount. Alfa is also providing a US$ 40 million backstop facility to provide Hylsa with additional liquidity, and the automatic trigger is the replenishing of cash reserves to a minimum US$ 10 million. As of the end of 1Q01, Hylsa was holding US$ 31 million worth of cash reserves and did not require use of the backstop facility.

In addition and concomitantly to the above agreement, Hylsa obtained waivers on certain financial ratios included in various medium-term syndicated bank loans totaling approximately US$ 400 million in debt. These waivers were granted including the performance of 4Q00 and were extended until January 31,

2002.

Leverage and Financial Coverage
The ratio of total borrowed funds to LTM EBITDA reached 6.43 times in 1Q01, higher than the 5.48 times attained in 4Q00 an also above the 4.20 times obtained in 1Q00. The decrease in cash generation caused the increase in this cash flow-oriented leverage ratio.

EBITDA/interest from borrowed money arrived to 1.47 times in 1Q01, lower than the 1.82 times achieved in the 4Q00 and also below the 2.28 times registered in 1Q00. The decrease in EBITDA explains the reduction in interest coverage.

During 1Q01, certain financial ratios included in different bank loan agreements were not met due to the continuated decline in EBITDA generation. The Company is already involved in conversations to obtain the necessary waivers or amendments from the corresponding financial institutions to be in full compliance as of March 31, 2001.

Equity Income from Associated Co.

Hylsamex incurred in a loss of Ps 38 million (US$ 4 million) during 1Q01 in the equity pick-up corresponding to its investment in Amazonia. The result in 1Q01 compares unfavorably to the gain of Ps 85 million (US$ 9 million) in 4Q00 given the crediting of 4Q99 losses booked in 1Q00 when Hylsamex decided to discontinue the one-quarter delay reporting policy, although Hylsamex's equity account continues to reflect the 4Q99 loss. The favorable comparison against the loss of Ps 302 million (US$ 30 million) in 1Q00 relates to an improvement in the operating performance at Amazonia (Sidor) in 1Q01 as well as the one-off effect of recording Amazonia's 1Q00 figures along with their corresponding 4Q99 numbers due to the discontinuation of the one-quarter delay in reporting.

Sales volume reached 750,900 tons in 1Q01, 3% higher than the 727,600 tons sold in the previous quarter and also 19% above the 633,200 tons shipped in 1Q00. An explanation of Sidor's domestic and international markets follows:

Total domestic shipments in 1Q01 were 315,000 tons, reflecting a 4% increase from the 302,600 tons sold in 4Q00, and also a 14% increase with respect to the 276,700 tons sold in 1Q00. Sidor's domestic market remains strong, being the oil sector the one responsible for such dynamism.

Export volumes in 1Q01 arrived to 435,900, showing a 3% increase versus the 425,000 tons sold in 4Q00, and a 22% gain from the 356,500 tons shipped in 1Q00. The growth in the export market related to higher shipments of semi finished products such as slab and billet.

Sales revenue for 1Q01 amounted to US$ 221 million, showing a similar level versus the US$ 222 million recorded in 4Q00, but a 15% increase from the US $192 million attained in 1Q00. EBITDA for 1Q01 was US$ 25 million compared to the US$ 33 million obtained in 4Q00 and the US$ 16 million posted in 1Q00.

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **1** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	'WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 HYLSA S.A. DE C.V.	FAB. DE PROD. DE ACERO	2,051,158,856	100.00	1,106,593	9,311,048
2 GALVAK S.A.DE C.V.	FAB. DE LAMINA GALVANIZADA	51,836,578	100.00	260,327	927,286
3 PROM. AZTECA MEXICANA S.A. DE C.V.	CEL. OP. ACTIVAS Y PASIVAS CON ACCIONES	27,094,568	100.00	27,095	234,527
4 HYLSA LATIN LLC		12,831,079	0.00	108,373	(1,186,440)
5 GALVANET S.A DE C.V.	COME. PROD LAMINA GALV	4,900	100.00	49	(1,300)
6 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				**1,502,437**	**9,285,121**
ASSOCIATEDS					
1 CONSORCIO SIDERURGIA AMAZONIA	FAB. DE PROD. DE ACERO	1	37.10	2,417,906	1,368,764
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**2,417,906**	**1,368,764**
OTHER PERMANENT INVESTMENTS					**85,094**
TOTAL					**10,738,979**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **1** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	0	0	0	0	0	0
MACHINERY	8,792,389	1,580,352	7,212,037	26,246,314	15,333,468	18,124,883
TRANSPORT EQUIPMENT	0	0	0	0	0	0
OFFICE EQUIPMENT	0	0	0	0	0	0
COMPUTER EQUIPMENT	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**8,792,389**	**1,580,352**	**7,212,037**	**26,246,314**	**15,333,468**	**18,124,883**
NOT DEPRECIATION ASSETS						
GROUNDS	138,390	0	138,390	887,397	0	1,025,787
CONSTRUCTIONS IN PROCESS	340,313	0	340,313	13,276	0	353,589
OTHER	181,889	0	181,889	0	0	181,889
NOT DEPRECIABLE TOTAL	**660,592**	**0**	**660,592**	**900,673**	**0**	**1,561,265**
TOTAL	**9,452,981**	**1,580,352**	**7,872,629**	**27,146,987**	**15,333,468**	**19,686,148**

NOTES

ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits In Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANCO BILBAO VIZCAYA	29/05/2001	9.26	0	0	47,602	0	0	0	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL	29/08/2001	8.73	0	0	142,805	0	0	0	0	0	0	0	0	0	0	0
BANK OF MONTREAL	05/09/2001	8.80	0	0	0	0	0	0	0	0	47,602	0	0	0	0	0
BANK ONE	04/11/2001	8.68	0	0	0	0	0	0	0	0	95,203	0	0	0	0	0
BAYERISCHE VEREINSBANK	09/10/2001	8.88	0	0	0	0	0	0	0	0	257,048	0	0	0	0	0
COMMERCE BANK	25/05/2001	9.07	0	0	0	0	0	0	0	0	142,804	0	0	0	0	0
INBURSA	21/05/2001	9.68	0	0	138,044	0	0	0	0	0	0	0	0	0	0	0
STANDARD CHARTERED	09/05/2001	9.22	0	0	0	0	0	0	0	0	295,130	0	0	0	0	0
WITH WARRANTY																
ABN AMRO	26/03/2004	8.99	0	0	0	0	0	0	0	0	8,231	8,330	33,321	33,321	0	0
BANAMEX	15/02/2005	9.36	0	0	25,338	21,581	66,364	71,560	63,024	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA/BANCOME	15/02/2005	9.25	0	0	28,823	21,717	78,233	80,957	68,076	0	11,664	1,008	11,069	9,249	0	0
BANCO SANTANDER/SERFIN	15/02/2005	9.09	0	0	23,587	13,135	32,701	32,701	22,249	0	0	0	0	0	0	0
BANCOMEXT	08/01/2005	8.33	0	0	0	0	0	73,839	0	0	0	0	0	0	0	0
BANK OF AMERICA	26/03/2004	7.17	0	0	0	0	0	0	0	0	112,342	8,629	138,329	138,329	0	0
BANK OF MONTREAL	25/06/2003	6.77	0	0	0	0	0	0	0	0	6,111	2,037	11,424	2,856	0	0
BANORTE	15/01/2005	14.69	17,838	26,892	14,828	4,284	17,999	17,137	13,009	0	0	0	0	0	0	0
BARKLAYS	17/12/2004	9.40	0	0	0	0	0	0	0	0	6,168	4,534	19,128	21,395	17,697	0
BHF	25/06/2003	6.77	0	0	0	0	0	0	0	0	3,056	1,019	5,712	1,428	0	0
BLADEX	25/06/2003	6.77	0	0	0	0	0	0	0	0	5,093	1,698	9,520	2,380	0	0
BNP	25/06/2003	6.77	0	0	0	0	0	0	0	0	6,111	2,037	11,424	2,856	0	0
COMERICA BANK	17/12/2004	8.31	0	0	0	0	0	0	0	0	24,327	12,957	60,758	41,037	13,259	0
COMMERCE BANK	26/03/2004	8.99	0	0	0	0	0	0	0	0	2,939	2,975	11,900	11,900	0	0
CREDIT AGRICOLE INDOSUEZ	26/03/2004	8.04	0	0	0	0	0	0	0	0	9,050	5,012	23,324	14,756	0	0
CREDIT LYONNAIS	26/03/2004	8.25	0	0	0	0	0	0	0	0	10,520	6,500	29,275	20,707	0	0
DEUTSCHE BANK	26/03/2004	9.40	0	0	0	0	0	0	0	0	3,084	2,267	9,564	10,697	8,849	0
DEUTSCHE GEROZENTRALE	17/12/2004	6.77	0	0	0	0	0	0	0	0	3,056	1,019	5,712	1,428	0	0
DG BANK	25/06/2003	6.77	0	0	0	0	0	0	0	0	6,111	2,037	11,424	2,856	0	0

HYLSAMEX, S.A. DE C.V.

QUARTER: 1 YEAR: 2001

ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
EXPORT DEVELOPMENT CORP.	25/06/2003	7.13	0	0	0	0	0	0	0	0	7,736	7,736	13,843	0	0	0
FIDEICOMISO DE FOMENTO MINER	15/11/2007	8.80	0	0	7,560	2,520	10,081	10,080	10,080	26,881	0	0	0	0	0	0
GENERAL ELECTRIC CAPITAL COR	17/12/2004	8.48	0	0	6,111	2,037	11,424	2,856	0	0	5,956	5,597	22,633	23,200	4,420	0
HSBC BANK	17/12/2004	9.40	0	0	0	0	0	0	0	0	4,640	3,401	14,346	16,046	13,259	0
HYPO-VEREINSBANK	31/07/2005	6.95	0	0	0	0	0	0	0	0	78,717	14,556	79,818	53,327	11,928	17,607
KREDITANSTALT FUR WIEDERAFBA	31/07/2008	7.78	0	0	0	0	0	0	0	0	54,786	43,860	98,645	98,645	97,986	26,714
MORGAN GUARANTY TRUST	17/12/2004	9.40	0	0	0	0	0	0	0	0	14,227	10,445	44,066	49,289	40,753	0
RHEINLAND-PFALZ	25/06/2003	6.77	0	0	0	0	0	0	0	0	6,111	2,037	11,424	2,856	0	0
SCHLESWING-HOLSTEIN	25/06/2003	6.77	0	0	0	0	0	0	0	0	3,056	1,019	5,712	1,428	0	0
STANDARD CHARTERED	15/12/2002	6.34	0	0	0	0	0	0	0	0	9,934	0	9,934	0	0	0
SUMITOMO	17/12/2004	9.40	0	0	0	0	0	0	0	0	6,826	4,992	21,062	23,558	19,452	0
THE FUJI BANK AND TRUST CO.	17/12/2004	7.59	0	0	0	0	0	0	0	0	11,696	4,502	23,710	9,982	4,315	0
WEST LB	17/12/2004	8.74	0	0	0	0	0	0	0	0	25,461	16,904	74,211	62,520	20,216	0
OTHER FINANCIAL ENTITIES																
BANAMEX	17/12/2004	14.59	0	458,905	128,156	105,518	105,772	74,746	74,769	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA/BANCOME	17/12/2004	15.10	0	318,905	0	26,755	131,796	100,365	100,395	0	0	0	0	0	0	0
BANCO INTERNACIONAL	12/10/2003	19.34	0	374,088	0	0	0	0	0	0	0	0	0	0	0	0
BANCO SANTANDER/SERFIN	12/10/2003	19.31	0	274,088	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMEXT	02/03/2005	7.34	0	0	0	0	0	0	285,609	0	0	0	0	0	0	0
BANORTE	12/10/2003	15.41	0	150,000	73,782	0	0	0	0	0	0	0	0	0	0	0
BARCLAYS BANK PLC	17/12/2004	11.33	0	0	0	0	0	0	0	0	0	8,325	28,943	28,386	28,395	0
CITIBANK	31/01/2002	9.03	0	0	0	180,886	0	0	0	0	0	0	0	0	0	0
COMERICA BANK	24/11/2005	9.21	0	0	15,842	5,281	21,124	21,123	21,123	15,842	0	6,244	21,708	21,290	21,296	0
DEUTSCHE BANK	17/12/2004	11.33	0	0	0	0	0	0	0	0	0	4,163	14,472	14,193	14,197	0
GENERAL ELECTRIC CAPITAL COR	17/12/2004	11.33	0	0	0	0	0	0	0	0	0	2,081	7,236	7,097	7,099	0
HSBC BANK	17/12/2004	11.33	0	0	0	0	0	0	0	0	0	6,244	21,710	21,292	21,296	0
INBURSA	30/05/2002	19.01	0	69,148	0	0	0	0	0	0	0	0	0	0	0	0
MORGAN GUARANTY TRUST	17/12/2004	11.35	0	0	0	0	0	0	0	0	0	19,835	76,074	74,746	74,769	0

HYLSAMEX, S.A. DE C.V.

QUARTER: 1 YEAR: 2001

ANNEX 05

CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
THE FUJI BANK AND TRUST CO.	17/12/2004	11.18	0	0	0	0	0	0	0	0	0	4,163	7,208	6,929	6,931	0
THE SUMITOMO BANK LTD.	21/01/2003	9.66	0	0	0	0	0	0	0	0	0	4,163	279	0	0	0
TOTAL BANKS			17,838	1,672,026	652,478	383,714	475,494	485,364	658,334	42,723	1,284,796	232,326	988,918	829,979	426,117	44,321
PRIVATE PLACEMENTS																
UNSECURED DEBT																
BANCA SERFIN	26/05/2004	7.26	0	0	0	0	0	0	878,230	0	0	0	0	0	0	0
JP MORGAN	15/09/2007	9.82	0	0	0	0	0	0	0	0	0	0	0	0	0	2,830,291
ECP	04/03/2001	8.30	0	0	0	0	0	0	0	0	47,568	0	0	0	0	0
USCP	25/03/2003	12.47	0	0	0	0	0	0	0	0	0	190,406	285,609	0	0	0
PMP	03/09/2005	8.75	0	0	0	0	0	0	644,598	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			0	0	0	0	0	0	1,522,828	0	47,568	190,406	285,609	0	0	2,830,291
PROVEEDORES																
OTROS PROVEEDORES	31/03/2002		448,101	0	604,279	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			448,101	0	604,279	0	0	0	0	0	0	0	0	0	0	0
CTAS POR PAGAR	31/03/2002		631,388	0	0	0	3,940	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			631,388	0	0	0	3,940	0	0	0	0	0	0	0	0	0
			1,097,327	1,672,026	1,256,757	383,714	479,434	485,364	2,181,162	42,723	1,332,364	422,732	1,274,527	829,979	426,117	2,874,612

NOTES

LOS MONTOS DE LOS CREDITOS EXTRANJEROS SON DOLARES Y EL TIPO DE CAMBIO UTILIZADO FUE DE 9.5203 PESOS POR DOLAR.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **1** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	35,212	335,229	0	0	335,229
OTHER	1,937	18,441	0	0	18,441
TOTAL	**37,149**	**353,670**			**353,670**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	89,226	849,458	0	0	849,458
INVESTMENTS	179	1,704	0	0	1,704
OTHER	25,423	242,035	0	0	242,035
TOTAL	**114,828**	**1,093,197**			**1,093,197**
NET BALANCE	**(77,679)**	**(739,527)**			**(739,527)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**120,410**	**1,146,339**	0	0	**1,146,339**
LIABILITIES POSITION	**1,259,360**	**11,989,485**			**11,989,485**
SHORT TERM LIABILITIES POSITION	356,666	3,395,567	0	0	3,395,567
LONG TERM LIABILITIES POSITION	902,694	8,593,918	0	0	8,593,918
NET BALANCE	**(1,138,950)**	**(10,843,146)**			**(10,843,146)**

NOTES

TODAS LAS CIFRAS DE DOLARES ESTAN CONVERTIDAS A PESOS AL TIPO DE CAMBIO DE 9.5203 PESOS POR DOLAR.

EL ACTIVO TOTAL INCLUYE SOLO ACTIVOS MONETARIOS.

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	3,776,510	15,587,130	(11,810,620)	0.01	65,475
FEBRUARY	3,252,464	15,263,122	(12,010,658)	0.00	(7,949)
MARCH	3,042,227	15,230,573	(12,188,346)	0.00	60,935
ACTUALIZATION:	0	0	0	0.00	244
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	11,326
TOTAL					**130,031**

NOTES

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NO APLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **1** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
ACEREX, S.A. DE C.V.	PROCESAMIENTO Y CORTES DE ACERO	0	0
ACEREX SERVICIOS, S.A. DE C.V	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
C.M.B.J. P.COL., S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUST. MINERALES.	0	0
ACEROS PROSIMA, S.A. DE C.V.	COMPRA-VTA. Y SERV. DE MAQ. P/TODA CLASE DE PROD.	0	0
EXP. ANAHUAC, S.A.DE C.V.	TRANSPORTE FORANEO DE CARGA REGULAR	0	0
FERROPAK, S.A. DE C.V.	MAT'S. METALICOS PARA LA CONST. Y LA INDUSTRIA	0	0
FERROPAK SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
GALVAK, S.A. DE C.V.	FABRICACION DE LAMINA GALVANIZADA	0	0
COMERCIALIZADORA LESA, S.A. D	COMERCIALIZACION DE MINERAL	0	0
HYLSAMEX S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
HYLSA S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
LAS ENCINAS, S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUSTANCIAS MINERALES	0	0
MAT. Y AC. MASA, S.A. DE C.V.	VENTA DE PRODUCTOS DE ACERO	0	0
PEGI, S.A. DE C.V.	GENERACION DE ENERGIA ELECT. Y VAPOR DE PROCESO	0	0
PEÑA SERVICIOS, S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
PROM. AZ. MEX., S.A. DE C.V.	CELEBRAR TODA CLASE DE OPS. PAS. Y ACT. CON ACCS.	0	0
TECNICA IND., S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
TRANS.EXP.AND IMP.CORP.	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0
GALVAMET TRADING INC.	COMERC.PROD.DE ACERO Y LAMINA	0	0
HYLSA LATIN LLC	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACCS.	0	0
GALVANET S.A DE C.V.	COMERCIALIZ MEDIOS ELECTRONICOS	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **1** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	10.19
ELECTRODOS	UCAR CARBON MEXICANA				0.99
REFRACTARIOS	REF. MEX.	REFRACTARIOS	RADEX, PREMIER, AP GREEN	SI	2.00
ALEACIONES	CIA. MINERA AUTLAN				2.35
ZINC	PEÑOLES				1.97
RODILLOS	FUMOSA	RODILLOS	ESWAG	SI	1.08
CAL	REGIO CAL				1.31

NOTES

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PLANOS			294	1,669,535			
NO PLANOS			177	578,819			
OTROS				99,168			
TOTAL				2,347,522			

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PLANOS			65	332,514			
NO PLANOS			2	4,100			
OTROS				53,338			
TOTAL				389,952			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000** — 42,438

Number of shares Outstanding at the Date of the NFEA: (Units) — 243,756,094

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF MARZO OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2000 — 42,913

Number of shares Outstanding at the Date of the NFEA: (Units) — 243,756,094

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **2000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	243,756,094

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE COI HYLSAMX QUARTER: 1 YEAR: 2001
RAZON SOCIAL: **HYLSAMEX, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2000** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 243,756,094

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF 2001

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHAI	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF MARZO OF 2001 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 243,756,094

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 243,756,094

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **1** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	243,756,094			243,756,094	2,416,422	
TOTAL			**243,756,094**	**0**	**0**	**243,756,094**	**2,416,422**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
243,756,094
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 7.88
GDS's : 6.25

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **1** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **31** **OF** **MARCH** **OF** **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. GERARDO A. GONZALEZ V.
SUB-DIRECTOR DE CONTRALORIA

C.P. SANTOS HERMILO MARTINEZ E.
GERENTE DE INFORMACION FINANCIERA

SAN NICOLAS DE LOS GARZA, NL, AT JUNE 7 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 7/06/2002 18:15

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: HYLSAMEX, S.A. DE C.V.
DO MICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL
TELEFONO: 01 81 8865 2828
FAX: 01 81 8865 1210 **AUTOMATICO:** X
E-MAIL: webmaster@hylsamex.com.mx
DIRECCION DE INTERNET: www.hylsamex.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: HYL930427BY1
DOMICILIO AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL
TELEFONO: 01 81 8865 1202
FAX: 01 81 8865 1210

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V.
NOMBRE: ING. DIONISIO GARZA MEDINA
DOMICILIO: GOMEZ MORIN 1111
COLONIA: CARRIZALEJO
C. POSTAL: 66200
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8748 1111
FAX: 01 81 8748 2552
E-MAIL: dgarzam@alfa.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 7/06/2002 18:15

TELEFONO: 01 81 8865 1701
FAX: 01 81 8865 2121
E-MAIL: aelizond@hylsamex.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1703
FAX: 01 81 8865 2125
E-MAIL: eortiz@hylsamex.com.mx

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: SUBDIRECTOR DE CONTRALORIA
NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1202
FAX: 01 81 8865 1210
E-MAIL: ggonzale@hylsamex.com.mx

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE INFORMACION FINANCIERA
NOMBRE: C.P. SANTOS HERMILO MARTINEZ ESPARZA
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1236
FAX: 01 81 8865 1210
E-MAIL: shmartinez@hylsamex.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: SUBDIRECTOR JURIDICO
NOMBRE: LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1318
FAX: 01 81 8865 1310
E-MAIL: jatrevino@hylsamex.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V.
NOMBRE: LIC. LEOPOLDO MARROQUIN MORALES
DOMICILIO: GOMEZ MORIN 1111 SUR

COLONIA: CARRIZALEJO
C. POSTAL: 66200
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8748 1368
FAX: 01 81 8748 2514
E-MAIL: lmarroqui@alfa.com.mx

PUESTO BMV: PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: NA
NOMBRE: NA NA NA NA
DOMICILIO: NA
COLONIA: NA
C. POSTAL: 00
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: NA
FAX: NA
E-MAIL: NA

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE: C.P. MARGARITA GUTIERREZ SANTOSCOY
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1224
FAX: 01 81 8331 1885
E-MAIL: mgutierrez@hylsamex.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO: SUBDIRECTOR DE CONTRALORIA
NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1202
FAX: 01 81 8865 1210
E-MAIL: ggonzale@hylsamex.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1703
FAX: 01 81 8865 2125
E-MAIL: eortiz@hylsamex.com.mx

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN CAP. CONT. DE SUBS.	$ 2,814,699
IMPUESTO DIFERIDO EN CAPITAL	76,500
EXCESO/INSUFICIENCIA EN ACT. DE CAP.	823,088
TOTAL	$(1,915,109)

s61: ESTE RENGLON SE INTEGRA COMO SIGUE:

CREDITOS BURSATILES	$ 3,115,900
OBLIGACIONES	878,230
TOTAL	3,994,130

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

ESPAÑOL 4° Trimestre 2001

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**

HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

AL 31 DE DICIEMBRE DE 2000 Y 1999

(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**29,571,781**	**100**	**30,739,816**	**100**
2	**ACTIVO CIRCULANTE**	**5,789,052**	**20**	**6,086,918**	**20**
3	EFECTIVO E INVERSIONES TEMPORALES	1,272,307	4	347,107	1
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	1,419,420	5	1,948,835	6
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	444,564	2	1,140,138	4
6	INVENTARIOS	2,652,761	9	2,650,838	9
7	OTROS ACTIVOS	0	0	0	0
8	**LARGO PLAZO**	**1,548,002**	**5**	**1,330,582**	**4**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	1,463,736	5	1,251,270	4
11	OTRAS INVERSIONES	84,266	0	79,312	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**19,856,177**	**67**	**21,193,720**	**69**
13	INMUEBLES	1,017,050	3	1,036,681	3
14	MAQUINARIA Y EQUIPO INDUSTRIAL	35,275,989	119	35,971,329	117
15	OTROS EQUIPOS	179,471	1	178,946	1
16	DEPRECIACION ACUMULADA	17,016,061	58	16,845,631	55
17	CONSTRUCCIONES EN PROCESO	399,728	1	852,395	3
18	**ACTIVO DIFERIDO (NETO)**	**2,378,550**	**8**	**2,128,596**	**7**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**18,452,723**	**100**	**17,146,320**	**100**
21	**PASIVO CIRCULANTE**	**4,744,612**	**26**	**4,590,364**	**27**
22	PROVEEDORES	1,080,065	6	980,152	6
23	CREDITOS BANCARIOS	2,482,858	13	2,077,879	12
24	CREDITOS BURSATILES	376,817	2	354,818	2
25	IMPUESTOS POR PAGAR	67,443	0	16,573	0
26	OTROS PASIVOS CIRCULANTES	737,429	4	1,160,942	7
27	**PASIVO A LARGO PLAZO**	**10,871,514**	**59**	**11,856,189**	**69**
28	CREDITOS BANCARIOS	6,017,277	33	7,220,253	42
29	CREDITOS BURSATILES	4,848,922	26	4,626,852	27
30	OTROS CREDITOS	5,315	0	9,084	0
31	**CREDITOS DIFERIDOS**	**2,777,834**	**15**	**697,531**	**4**
32	**OTROS PASIVOS**	**58,763**	**0**	**2,236**	**0**
33	**CAPITAL CONTABLE**	**11,119,058**	**100**	**13,593,496**	**100**
34	**PARTICIPACION MINORITARIA**	**1,848,860**	**17**	**1,777,401**	**13**
35	**CAPITAL CONTABLE MAYORITARIO**	**9,270,198**	**83**	**11,816,095**	**87**
36	**CAPITAL CONTRIBUIDO**	**2,713,220**	**24**	**2,713,220**	**20**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	121,878	1	121,878	1
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	319,296	3	319,296	2
39	PRIMA EN VENTA DE ACCIONES	2,272,046	20	2,272,046	17
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**6,556,978**	**59**	**9,102,875**	**67**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	7,389,975	66	7,514,964	55
43	RESERVA PARA RECOMPRA DE ACCIONES	918,061	8	918,061	7
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(1,910,564)	(17)	(73,840)	(1)
45	**RESULTADO NETO DEL EJERCICIO**	159,506	1	743,690	5

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**1,272,307**	**100**	**347,107**	**100**
46	EFECTIVO	48,901	4	45,819	13
47	INVERSIONES TEMPORALES	1,223,406	96	301,288	87
18	**CARGOS DIFERIDOS**	**2,378,550**	**100**	**2,128,596**	**100**
48	GASTOS AMORTIZABLES (NETO)	1,649,845	69	1,701,035	80
49	CREDITO MERCANTIL	31,257	1	66,048	3
50	IMPUESTOS DIFERIDOS	409,436	17	0	0
51	OTROS	288,012	12	361,513	17
21	**PASIVO CIRCULANTE**	**4,744,612**	**100**	**4,590,364**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	3,150,114	66	2,604,666	57
53	PASIVOS EN MONEDA NACIONAL	1,594,498	34	1,985,698	43
24	**CREDITOS BURSATILES CORTO PLAZO**	**376,817**	**100**	**354,818**	**100**
54	PAPEL COMERCIAL	376,817	100	354,818	100
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**737,429**	**100**	**1,160,942**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	173,942	24	187,013	16
58	OTROS PASIVOS CIRCULANTES SIN COSTO	563,487	76	973,929	84
27	**PASIVO A LARGO PLAZO**	**10,871,514**	**100**	**11,856,189**	**100**
59	PASIVO EN MONEDA EXTRANJERA	9,182,620	84	10,002,858	84
60	PASIVO EN MONEDA NACIONAL	1,688,894	16	1,853,331	16
29	**CREDITOS BURSATILES LARGO PLAZO**	**4,848,922**	**100**	**4,626,852**	**100**
61	OBLIGACIONES	4,848,922	100	4,626,852	100
62	PAGARE DE MEDIANO PLAZO	0	0	0	0
30	**OTROS CREDITOS**	**5,315**	**100**	**9,084**	**100**
63	OTROS CREDITOS CON COSTO	5,315	100	9,084	100
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**2,777,834**	**100**	**697,531**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	1,991,426	72	0	0
67	OTROS	786,408	28	697,531	100
32	**OTROS PASIVOS**	**58,763**	**100**	**2,236**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	58,763	100	2,236	100
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(1,910,564)**	**100**	**(73,840)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(1,910,564)	(100)	(73,840)	(100)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**

HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

OTROS CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
72	CAPITAL DE TRABAJO	1,044,440	1,496,554
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	786,408	697,531
74	NUMERO DE FUNCIONARIOS (*)	213	223
75	NUMERO DE EMPLEADOS (*)	2,750	2,801
76	NUMERO DE OBREROS (*)	4,467	4,691
77	NUMERO DE ACCIONES EN CIRCULACION (*)	243,756,094	243,756,094
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 1999
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**14,198,491**	**100**	**14,874,965**	**100**
2	COSTO DE VENTAS	11,856,232	84	11,645,880	78
3	**RESULTADO BRUTO**	**2,342,259**	**16**	**3,229,085**	**22**
4	GASTOS DE OPERACION	1,071,713	8	1,190,933	8
5	**RESULTADO DE OPERACION**	**1,270,546**	**9**	**2,038,152**	**14**
6	COSTO INTEGRAL DE FINANCIAMIENTO	597,155	4	(129,498)	(1)
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**673,391**	**5**	**2,167,650**	**15**
8	OTRAS OPERACIONES FINANCIERAS	61,688	0	103,567	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**611,703**	**4**	**2,064,083**	**14**
10	PROVISION PARA IMPUESTOS Y P.T.U.	249,553	2	208,790	1
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**362,150**	**3**	**1,855,293**	**12**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	(195,963)	(1)	(1,075,889)	(7)
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**166,187**	**1**	**779,404**	**5**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**166,187**	**1**	**779,404**	**5**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**166,187**	**1**	**779,404**	**5**
19	PARTICIPACION MINORITARIA	6,681		35,714	0
20	**RESULTADO NETO MAYORITARIO**	**159,506**	**1**	**743,690**	**5**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**14,198,491**	**100**	**14,874,965**	**100**
21	NACIONALES	11,960,902	84	12,771,196	86
22	EXTRANJERAS	2,237,589	16	2,103,769	14
23	CONVERSION EN DOLARES (***)	223,212	2	194,968	1
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**597,155**	**100**	**(129,498)**	**100**
24	INTERESES PAGADOS	1,625,823	272	1,610,883	1,244
25	PERDIDA EN CAMBIOS	261,162	44	(360,173)	(278)
26	INTERESES GANADOS	180,295	30	135,308	104
27	GANANCIA EN CAMBIOS	17,341	3	(78,365)	(61)
28	RESULTADO POR POSICION MONETARIA	(1,092,194)	(183)	(1,323,265)	(1,022)
8	**OTRAS OPERACIONES FINANCIERAS**	**61,688**	**100**	**103,567**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	61,688	100	103,567	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**249,553**	**100**	**208,790**	**100**
32	I.S.R.	227,439	91	177,392	85
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	22,114	9	31,398	15
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	16,041,454	19,409,278
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	14,198,491	14,874,965
39	RESULTADO DE OPERACION (**)	1,270,546	2,038,152
40	RESULTADO NETO MAYORITARIO (**)	159,506	743,690
41	RESULTADO NETO (**)	166,187	779,404

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**
HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 1999
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**166,187**	**779,404**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	1,670,628	2,396,840
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**1,836,815**	**3,176,244**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	25,882	(505,280)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**1,862,697**	**2,670,964**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(487,837)	(2,227,556)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	333,853	364,619
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(153,984)**	**(1,862,937)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(783,462)**	**(965,615)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	925,251	(157,588)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	347,056	504,695
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	1,272,307	347,107

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**
HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**1,670,628**	**2,396,840**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	1,234,412	1,172,502
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	161,857	103,547
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	274,359	1,120,791
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**25,882**	**(505,280)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	444,932	(168,014)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(267,198)	(253,084)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	130,943	(50,575)
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	99,913	(192,095)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(382,708)	158,488
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(487,837)**	**(2,227,556)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	2,255,308	2,151,409
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	1,049,887	2,447,265
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	23,844	(64,565)
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(2,982,163)	(6,152,019)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	(792,477)	(579,116)
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(42,236)	(30,530)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**333,853**	**364,619**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	333,677	364,619
31	(-) DIVIDENDOS PAGADOS	176	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(783,462)**	**(965,615)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	(410,544)	121,377
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(405,193)	(734,726)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	32,275	(352,266)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**
HYLSAMEX, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

INFORMACION DICTAMINADA **Impresión Final**

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	1.17	%	5.24	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	1.72	%	6.29	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	0.56	%	2.54	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	657.21	%	169.78	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.48	veces	0.48	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	0.72	veces	0.70	veces
8	ROTACION DE INVENTARIOS (**)	4.47	veces	4.39	veces
9	DIAS DE VENTAS POR COBRAR	31	días	41	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	11.69	%	11.13	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	62.40	%	55.78	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.66	veces	1.26	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	66.83	%	73.53	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	54.75	%	55.94	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	0.78	veces	1.27	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	0.77	veces	0.87	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.22	veces	1.33	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.66	veces	0.75	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.31	veces	0.35	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	26.82	%	7.56	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	12.94	%	21.35	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	0.18	%	(3.40)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	1.15	veces	1.66	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	316.81	%	119.57	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(216.81)	%	(19.57)	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	51.72	%	76.09	%

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**
HYLSAMEX, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

INFORMACION DICTAMINADA **Impresión Final**

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ .65	$ 3.05
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00	$ .00
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00	$ .00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ .65	$ 3.05
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00	$ .00
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00	$ .00
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00	$ .00
8	VALOR EN LIBROS POR ACCION	$ 38.03	$ 48.48
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00	$ .00
10	DIVIDENDO EN ACCIONES POR ACCION	.00 acciones	.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	.25 veces	.62 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	14.61 veces	9.62 veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00 veces	.00 veces

(**) INFORMACION ULTIMOS DOCE MESES

s29: ESTE RENGLON SE INTEGRA COMO SIGUE:

PRESTAMOS BURSATILES	$ 4,212,855
UDIS	636,067

TOTAL	$ 4,848,922

FECHA DE VENCIMIENTO 09/03/2003
TASA DE INTERES 8.75%
MONTO EN UDIS 218,643,000

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN CAP CONT. DE SUBS	$ (2,800,639)
IMPUESTO DIFERIDO EN CAPITAL	75,399
EXCESO/INSUFICIENCIA EN ACT. DE CAP.	814,676

TOTAL	$ (1,910,564)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

Marzo 2, 2001

RESULTADOS AL CUARTO TRIMESTRE DE 2000

La siguiente información se proporciona en pesos (Ps) de diciembre de 2000, o en toneladas métricas. Algunas cifras se determinan en dólares (US $) utilizando el tipo de cambio promedio de cada mes.

HECHOS SOBRESALIENTES

El volumen de ventas en 4T00 se redujo 10% en comparación al 3T00. La reducción en los embarques de exportación se debe a las condiciones adversas que prevalecen en los mercados internacionales de acero. El mercado mexicano se vio afectado por una variedad de razones tales como los crecientes niveles de importaciones, menores ventas fiscales y la reducción en el gasto del gobierno, entre otras.

Los embarques de exportación en 4T00 representaron 10.2% del volumen total, reflejándose una reducción con respecto al 14.8% obtenido en 3T00. Las exportaciones durante el trimestre consistieron principalmente en productos de alto valor agregado como lámina pre-pintada, acero galvanizado, tubo con costura, acero rolado en frío y un tonelaje reducido de lámina caliente delgada y ultra-delgada.

Se registró un margen de operación de 2.2% en 4T00. El margen se vio afectado por menores volúmenes y por incrementos en el costo de ventas.

El UAFRIDA alcanzó US $40 millones en 4T00, mostrando una reducción de 28% versus 3T00 debida a menores embarques y al incremento en el costo de los energéticos. En una base por tonelada, la cifra de UAFIRDA bajo US $17 dólares con respecto al 3T00, llegando a US $67 en 4T00.

Hylsamex está llevando a cabo una serie de iniciativas para mejorar la generación de efectivo. Entre éstas se destacan un mayor uso de metálicos distintos al fierro esponja producido internamente, un presupuesto de inversiones mínimo, el uso más eficiente del capital en trabajo y la comercialización de mineral de hierro.

El Gobierno Mexicano ofrece a los consumidores de gas natural un contrato por 3 años a un precio fijo de US $4.0/ MMBTu, retroactivo a enero 1, 2001. Esta iniciativa da viabilidad económica a la operación de la planta de reducción directa 4M en Monterrey.

RESUMEN

Hylsamex experimentó una reducción en su nivel de desempeño operativo y financiero en 4T00. La Compañía generó UAFIRDA por el equivalente a US $40 millones, comparados con los US $56 millones alcanzados en 3T00 y con los US $70 millones registrados en 4T99.

Mientras los precios (ingreso por tonelada) mostraron estabilidad en 4T00, los volúmenes y los costos fueron las variables principales que afectaron el desempeño de Hylsamex.

El ingreso por tonelada creció US $3 con respecto a 3T00, alcanzando US

$547/ton en 4T00. El incremento se debe a mejoras en la mezcla de ventas y a incrementos de precio en productos no-planos implementados a mediados de septiembre de 2000 (15% en varilla y 6% en alambrón). A diferencia de los productos no planos, las otras líneas de productos mostraron disminuciones.

En lo que respecta al volumen, Hylsamex experimentó una reducción en los embarques de productos planos (domésticos y de exportación) debido a diversas razones, incluyendo menores exportaciones, condiciones adversas en los mercados externos, incrementos en las importaciones y cierta debilidad que se presentó en el mercado nacional de planos. Un incremento en los volúmenes de productos no-planos cancela parcialmente la disminución en productos planos; por tanto, los embarques totales para el trimestre fueron menores a los trimestres en comparación.

En lo concerniente al costo, el cuarto trimestre de 2000 representa una transición entre la utilización total de las plantas de reducción directa de Hylsamex, a una producción limitada y a una utilización más intensa de materias primas substitutas. Por tanto, Hylsamex sólo atenúo los efectos de las alzas de energéticos mediante la reducción en el consumo de electricidad y gas natural (de un 18% combinado en la estructura de costos y gastos en 3T00 a 12% en 4T00) y también por medio de un uso efectivo de los mecanismos de cobertura de gas natural. Asimismo, la Compañía siguió beneficiándose de la ventaja de la flexibilidad en el uso de mano de obra de contratistas y del pago al 50% de salario de personal no utilizado principalmente en las minas, lo que aminora la carga de costos fijos. Adicionalmente, Hylsamex empezó la comercialización de mineral de hierro en mercados de exportación, permitiendo que se reduzca aún más la carga de costos asociada a la operación de las minas.

Hylsamex incrementó sus reservas de efectivo a US $132 millones a diciembre 31 de 2000, de US $100 millones que se tenían a septiembre 30 del 2000. El aumento en reservas de efectivo se relaciona con reducciones en el capital de trabajo así como con el reembolso de impuesto al activo pagado en años anteriores que se recibió en diciembre del 2000. Aunado a los esfuerzos para mejorar la generación de UAFIRDA, la Compañía está llevando a cabo diferentes acciones para generar flujo de efectivo libre adicional, mismas que incluyen un presupuesto de inversiones mínimo, la utilización más eficiente del capital en trabajo y la comercialización de mineral de hierro.

La deuda neta alcanzó US $1,346 millones a diciembre 31de 2000, mostrando una reducción de US $22 millones versus los US $1,368 millones registrados a septiembre 30, 2000. La deuda de corto plazo alcanzó a US $189 millones al cierre del 2000, nivel similar al obtenido el trimestre anterior.

La Compañía obtuvo las dispensas necesarias de los contratos de crédito respectivos para estar en cumplimiento a septiembre de 2000. Como en el caso del 3T00, varias razones financieras incluidas en distintos contratos de crédito no se cumplieron en 4T00. Hylsamex se encuentra actualmente negociando con las correspondientes instituciones financieras para obtener las dispensas o modificaciones necesarias para estar en cumplimiento al cierre de 2000.

MERCADO DEL ACERO

Los embarques en 4T00 totalizaron 598,100 toneladas, 10% por debajo de las 663,700 toneladas vendidas en el trimestre anterior y 25% menores que las

792,600 toneladas embarcadas en 4T99. Una explicación de las variaciones versus los períodos comparables se detalla a continuación:

Las 65,600 toneladas de decremento entre 4T00 y 3T00 son el resultado de una caída en las exportaciones (36,700 toneladas) y de menores volúmenes vendidos en el mercado nacional (28,900 toneladas).
Condiciones adversas en cuanto a demanda y precio de la lámina caliente en los mercados internacionales dificultó mantener los mismos niveles de ventas al exterior.
En lo que concierne al mercado doméstico, la caída en el volumen se relaciona totalmente a productos planos; una línea de producto que había presentado un mercado muy sólido en los trimestres anteriores pero que empezó a mostrar cierta debilidad en 4T00. Los productos planos experimentaron una contracción en el mercado doméstico que se relaciona con:
Niveles significativos de importaciones de aceros planos;
La desaceleración en la co-exportación, resultado de un menor dinamismo en la actividad económica en los Estados Unidos y, finalmente;
La reducción en el gasto del gobierno, como resultado de la sucesión presidencial del año 2000.

La disminución de 194,500 toneladas entre 4T00 y 4T99 se integra por reducciones en exportaciones (54,200 toneladas) y en volúmenes domésticos (140,300 toneladas).
Las exportaciones representan una cuarta parte de la caída en los embarques totales y se dieron como resultado de la disminución en la venta de los productos más commodity en la mezcla de exportaciones (lámina rolada en caliente).
En cuanto a los embarques domésticos, una reducción en los volúmenes de los productos planos representa la mayoría de la caída en los embarques. Aparte de la reducción en volumen asociada al menor dinamismo en la economía de Estados Unidos, existen una serie de factores que contribuyeron a la caída:
La sobreoferta en el mercado de varilla en el año 2000 que impidió colocar el mismo nivel de producto que el año anterior (36,000 toneladas);
Menor nivel de venta de billet debido al deterioro en su precio (16,000 toneladas);
Importaciones a precios desleales al mercado de acero mexicano; mismas que se han agravado por la sobrevaluación del peso;
Ventas extraordinarias en 4T99 debido a la disminución en producción de otro productor doméstico de planos, que retorno a sus niveles normales de producción a principios del 2000;
Una reducción en las ventas que ocurren por motivos fiscales.
Una última distorsión tiene que ver con el volumen de 12,600 toneladas que vendió HylsaBek en 4T99. Esta unidad de negocio se desinvirtió en Diciembre 31, 1999 y los recursos obtenidos se aplicaron a la reducción de deuda de Hylsamex.

Los embarques del 2000 fueron de 2,722,200 toneladas, 4% menores que las 2,846,700 toneladas vendidas en 1999. La caída en los volúmenes se presenta en el mercado mexicano y comprende tanto los productos planos como los no planos. Las exportaciones mostraron un incremento de 17%, mismo que compensó parcialmente la reducción en el volumen doméstico.

MERCADO DOMÉSTICO
El volumen doméstico totalizó 536,800 toneladas en 4T00, 5% menos que las

565,700 toneladas vendidas en 3T00 y también 21% por debajo de las 677,100 toneladas embarcadas en 4T99. La reducción de 28,900 toneladas contra 3T00 se debe a un debilitamiento en el mercado nacional de aceros planos que se presentó en 4T00; adicionalmente, el volumen no se vio beneficiado por las ventas que ocurren por motivos fiscales. Por el contrario, las ventas de alambrón y varilla mostraron un incremento de 11,100 toneladas versus 3T00. La reducción que se presenta versus 4T99 (140,300 toneladas) tiene un componente fundamental así como una porción, que es estacional o de carácter extraordinario. Este último componente, que comprende la desinversión de Hylsabek, la baja en ventas de tipo fiscal y las ganancias en volumen debidas al recorte temporal en la oferta de productos planos, explican 32,400 toneladas de la disminución. El decremento asociado con cambios en los fundamentales se estima en 107,900 toneladas y es un reflejo de la agresiva competencia de las importaciones, la contracción en la economía de Estados Unidos que afecta al mercado de co-exportación, a la transición gubernamental que causó una reducción en el ritmo del gasto y una actitud de mayor cautela entre los consumidores y finalmente, la continuación de la sobreoferta en el mercado doméstico de varilla.

Los embarques domésticos para el año 2000, disminuyeron 8%, llegando a 2,287,000 toneladas en comparación a las 2,475,800 toneladas vendidas en 1999 (el decremento es de 6% o 147,500 toneladas sin considerar el tonelaje de Hylsabek). Por el lado de los productos no planos, la disminución en el volumen (123,200 toneladas) tiene que ver con la sobreoferta de varilla que se presentó en el 2000, al decremento en la venta del billet, a la reducción en ventas de alambrón debido a la competencia desleal de las importaciones y por último a la disminución en producción asociada con el paro de mantenimiento que ocurre cada cinco años en la planta Puebla. En el caso de los productos planos, la reducción obedece al debilitamiento observado en 4T00 para el mencionado mercado y que cambió un crecimiento positivo que se tenía versus el año anterior en uno negativo.

MERCADO DE EXPORTACIÓN

El volumen de exportación alcanzó 61,300 toneladas en 4T00, 38% menor que las 98,000 toneladas vendidas en 3T00 y 47% por debajo de las 115,500 toneladas colocadas en los mercados del exterior en 4T99. La razón de exportaciones a embarques totales fue de 10.2% en 4T00, comparada con el 14.8% alcanzado en el trimestre anterior y el 14.6% obtenido en el mismo trimestre de 1999. Aunque la mayoría de la mezcla de exportación está concentrada en productos de valor agregado, las condiciones adveras en los mercados de exportación han obligado a Hylsamex a limitar sus exportaciones a los productos de más alto valor agregado. Las exportaciones en 4T00 consistieron principalmente en lámina pre-pintada, acero galvanizado, tubo con costura, lámina fría y en un tonelaje reducido de lámina rolada en caliente, delgada y ultra-delgada.

El ingreso de exportación en 4T00 fue de US $40 millones, menor a los US $54 millones obtenidos en 3T00 y a los US $57 millones registrados en 4T99; la reducción en el volumen explica la caída en el ingreso en 4T00 versus los períodos comparables. Aún cuando prevalecen condiciones difíciles en los mercados internacionales, Hylsamex está implementando una nueva iniciativa estratégica: la comercialización del mineral de hierro de la mina Peña Colorada en los mercados del exterior. Se realizaron dos embarques en 4T00 (126,000 toneladas). La Compañía tiene ya comprometidos embarques para los primeros meses del 2001 en el orden de 180,000 toneladas. La comercialización

exitosa de mineral de hierro está ayudando a aligerar la carga de costos de la operación de las minas en la Compañía.

Las exportaciones en el año 2000 alcanzaron 435,100 toneladas, reflejando 17% de incremento sobre las 372,900 toneladas exportadas en 1999. Las exportaciones mostraron una fortaleza destacada durante la primera mitad del 2000, creciendo a un ritmo de 81% versus el mismo período de 1999, pero a medida que los precios y las condiciones en los mercados internacionales se deterioraron hacia finales de año, su ritmo de crecimiento disminuyó, aunque la tasa de crecimiento se mantuvo en dos dígitos. Los ingresos de exportación para el año 2000 totalizaron US $226 millones, 16% superiores a los US $195 millones registrados en el año anterior.

INGRESO
El ingreso por ventas en 4T00 totalizó Ps 3,148 millones (US $327 millones), 11% menor que los Ps 3,517 millones (US $361 millones) registrados en 3T00 y también 23% por debajo de los Ps 4,095 millones (US $393 millones) obtenidos en 4T99. El 11% de reducción que se presenta entre 4T00 y el 3T00 se atribuye a la reducción de 10% en el volumen, dado que el ingreso por tonelada en pesos constantes se mantuvo relativamente estable (Ps 5,300 en 3T00 vs. Ps 5,263 en 4T00. La disminución de 23% en la comparación de 4T00 con respecto a 4T99 es el resultado de la disminución de 25% en el volumen, compensado por una mejora de 2% en el ingreso por tonelada en pesos constantes (Ps 5,166 en 4T99 vs. Ps 5,263 en 4T00.

De la comparación anterior se desprende que los precios se han estabilizado; aseveración para el caso de la comparación contra 3T00. Sin embargo, el ingreso por tonelada continua mostrando algo de distorsión con respecto a la cifra de 4T99 debido a menor volumen de ventas en 4T00. Separando la contribución por tonelada de los otros ingresos relacionados con el acero, el ingreso por tonelada es 3% menor en 4T00 que en 4T99. Otro factor relevante que explica la estabilización del ingreso por tonelada es un cambio significativo en los embarques a través de los trimestres comparados. Hylsamex ha ido concentrando sus esfuerzos de venta en el mercado doméstico y limitando las exportaciones hacia la parte más rica de su mezcla de productos. Esto ha permitido incrementar el precio ponderado de la mezcla pero a costa de un menor volumen.

El ingreso por tonelada expresado en dólares alcanzó US $547 durante 4T00, 1% superior a los US $544 obtenidos en 3T00 y también 10% por encima de los US $496 registrados en 4T99. En esta comparación, y después de separar los otros ingresos relacionados con el acero, el ingreso por tonelada se mantiene sin cambio con respecto a 3T00, pero la comparación versus 4T99 arroja un crecimiento de 5%. Como en el caso de la comparación versus el trimestre anterior, el análisis con respecto a 4T99 se ve afectado por un cambio relevante en la mezcla de ventas que mejora el ingreso por tonelada en 4T00, pero en detrimento del volumen de ventas (v.g. reducción en exportaciones, concentración de las ventas domésticas y de exportación hacia la parte más rica de la gama de productos de acero).

Los ingresos de venta para el año 2000 totalizaron Ps 14,198 millones (US $1,440 millones), 4% menores que los Ps 14,875 millones (US $1,373 millones) registrados en 1999. El decremento en el ingreso total obedece a una reducción en volumen, ya que se presentó un comportamiento estable en el ingreso por

tonelada expresado en pesos constantes (Ps 5,222 en 1999 vs. Ps 5,216 en 2000). La comparación anual muestra más claramente el efecto de la sobrevaluación del peso ya que se presentó un crecimiento de US $47 en el ingreso por tonelada debido a mejoras en la mezcla de venta y a una tendencia favorable de precios durante la primera mitad del 2000 (US $482 en 1999 vs. US $529 en 2000). Es la erosión causada por la inflación doméstica en los valores equivalentes del ingreso dolarizado lo que explica la diferencia entre las cifras en pesos y en dólares.

COSTOS Y GASTOS

El costo de ventas en 4T00 totalizó Ps 2,824 millones (US $294 millones), 6% menor que los Ps 3,006 millones (US $308 millones) registrados en 3T00 y también 15% por debajo de los Ps 3,326 millones (US $319 millones) obtenidos en 4T99. Por lo que respecta a la comparación entre 4T00 y el 3T00, la variación de 6% en el costo se explica por el decremento de 10% en el volumen, que se ve parcialmente cancelado por un incremento de 4% en el costo por tonelada expresado en pesos constantes (Ps 4,529 en 3T00 vs. Ps 4,722 en 4T00). Aunque el costo por tonelada fue mayor en 4T00, la Compañía ha atemperado significativamente los incrementos en costos, logrando limitar el crecimiento del costo por tonelada en 4% versus el 3T00, en contraste con el 8% de incremento que se presento entre 3T00 y 2T00. Esto ocurrió aún y cuando se presentaron incrementos adicionales en los energéticos durante 4T00. Las distintas medidas de control y reducción de costos implementadas están poniendo freno a los incrementos en el costo por tonelada. La administración esta modificando sus distintas operaciones acereras con objeto de enfrentar el alto costo de energía, constriñendo la producción de fiero esponja a la planta de reducción directa 4M en Monterrey, utilizando los precios fijos a razón de US $4.00 per MMBtu (contrato a 3 años) y procurándose, vía compras externas, requerimiento adicional de insumos metálicos. Esto aísla a la Compañía de alzas adicionales en los precios del gas natural. Con referencia a la comparación del costo entre 4T00 y 4T99, la reducción de 15% se debe a un decremento de 25% en el volumen de ventas que se vio parcialmente compensado por un incremento en el costo por tonelada en pesos de 13% (Ps 4,196 en 4T99 vs. Ps 4,722 en 4T00). La explicación del alza en el costo por tonelada versus 4T99 se concentra en dos variables principales: el mayor costo de los energéticos y el incremento en el costo fijo por tonelada. Por lo que respecta a la energía, los precios se incrementaron dramáticamente durante el año y, aunque con mecanismos de cobertura y un menor nivel de consumo, continuaron afectando a la Compañía. En cuanto a los costos fijos, la disminución significativa en el volumen de ventas incrementó su monto por tonelada.

La comparación más adecuada para una compañía que vende un bien comerciable basado en dólares como el acero es el análisis del costo por tonelada expresado en dólares. Por tanto, usando estas cifras, el costo por tonelada alcanzó US $491 en 4T00, US $26/tonelada mayor que los US $465 incurridos en 3T00 y también US $88/tonelada por encima de los US $403 registrados en 4T99.

El 6% o US $26 de incremento en el costo por tonelada en 4T00 vs el 3T00 es el resultado de un cambio desfavorable de US $18/tonelada en el costo variable y de un incremento de US $8/tonelada en el costo fijo. Por el lado del costo variable, la variación se explica por los incrementos en el costo de los energéticos (un análisis detallado del comportamiento de los principales insumos variables se presenta más adelante). En lo que concierne al costo fijo, el incremento en su totalidad se debe a menores volúmenes de ventas que

originaron un prorrateo menos eficiente de los costos fijos, en una base por tonelada. Considerando las variaciones absolutas en el costo fijo, éstas presentaron una reducción de US $9 millones (US $10 millones en una base de efectivo); un decremento que se asocia con la reducción en la mano de obra de contratistas y del pago al 50% de salario de personal no utilizado, principalmente en las minas. Por encima de lo anterior, los costos fijos están mostrando reducciones adicionales relacionadas con el menor nivel de actividad, particularmente en el caso del molino #1 de la División Aceros Planos.
El 22% o US $88/tonelada de incremento en el costo por tonelada en 4T00 vs. 4T99 resulta de la combinación de las alzas de US $58/tonelada en costos variables y de US $30/tonelada en el costo fijo. En lo que respecta a los costos variables, el incremento se debe principalmente a mayores costos de energéticos. Mientras que en el costo fijo, el incremento se debe completamente al decremento en el volumen que dispara un mayor costo fijo por tonelada. En una base absoluta, los costos fijos se redujeron US $8 millones (US $13 millones en efectivo) versus el nivel que tenían hace un año.

El costo de ventas para el año 2000 alcanzó Ps 11,856 millones (US $1,203 millones), 2% mayor que los Ps 11,646 millones (US $1,075 millones) registrados en 1999. El incremento en costos se presentó a pesar de una reducción de 4% en los embarques y es el resultado de un incremento de 6% en el costo por tonelada en pesos constantes(Ps 4,088 en 1999 vs. Ps 4,355 en 2000). El mayor costo por tonelada que se registró en 2000 con respecto a 1999 se debe a mayores costos de energéticos y a una carga metálica más cara que afectó el costo variable y también por la incidencia negativa de una distribución menos eficiente en los costos fijos debido a la reducción en el volumen vendido.

A continuación se da una descripción del comportamiento de los principales componentes del costo variable de Hylsamex para los períodos comparables:

GAS NATURAL: El costo del gas natural incluyendo el efecto de la cobertura, fue de US $4.36/MMBtu (US $5.18/MMBtu sin cobertura) durante 4T00, 9% superior que el de US $3.99/MMBtu registrado en el trimestre anterior y también 69% por encima del US $2.58 MMBTu obtenido en 4T99. La planta de reducción directa 4M, la única en funcionamiento, dejó de operar en enero del 2001 debido a los altos precios del gas. Esta decisión se revirtió como resultado del contrato a 3 años con un precio fijo de US $4.00 MMBtu que ofrece Pemex. La planta 4M reanudará operaciones en febrero 14, 2001, al finalizarse un mantenimiento a la misma que se llevó a cabo en enero.

ELECTRICIDAD: El costo de la energía eléctrica se incrementó a US ¢3.62/Kwh en 4T00, 4% superior al US ¢3.49/Kwh registrado en 3T00 y también 18% por encima del US ¢3.06/Kwh obtenido en 4T99. El componente de la tarifa eléctrica ligado al costo de los hidrocarburos (41%) se ha ido incrementando como resultado de las alzas en los mismos. El 59% remanente, que está ligado a tres distintos índices de precios al productor, también se ha incrementado en dólares como resultado de la continua sobrevaluación del peso. Hylsamex está reduciendo el uso de electricidad debido a la importación de billet para producir varilla y alambrón, así como por la no utilización del molino de lingotes (molino #1) de la División Aceros Planos.

FIERRO ESPONJA: (unidades de hierro equivalentes): El fierro esponja producido internamente alcanzó US $166/tonelada (US $151 en unidades de fierro esponja)

durante 4T00, 8% superior que el de US $154/tonelada registrado en 3T00 y también 34% por encima del US $124/tonelada obtenido en 4T99. El mayor nivel en el precio del gas natural que se presentó en 4T00 versus los trimestres comparables causó el incremento en el costo del metálico.

La Compañía redujo su producción de fierro esponja en 4T00, parando temporalmente la operación de las plantas de reducción directa 2M y 3M de la División Aceros Planos y de la 2P de la planta Puebla de la División Alambrón y Varilla, restringiendo la producción a la planta 4M de la División Aceros Planos que alimenta al molino de colada continua de planchón delgado (molino #2). Por otro lado, Hylsamex tiene aseguradas sus requerimientos de insumos metálicos para 1T01.

CHATARRA IMPORTADA: La chatarra importada alcanzó US$ 118/tonelada en 4T00, 9% menor que el US $130/tonelada obtenido el trimestre anterior y también 6% por debajo del US $126/tonelada registrado en 4T99. Los precios de la chatarra proveniente de Estados Unidos están bajando dada la reducción en el consumo debido al menor dinamismo de la economía americana.

Chatarra Domestica: El precio de este metálico fue de US $114/tonelada durante 4T00, 7% menor que el US $123 /tonelada registrado en el trimestre anterior y también 1% por debajo del US $115/tonelada obtenido en 4T99. El precio de la chatarra doméstica sigue la tendencia del precio de este mismo metálico en los Estados Unidos.

BRIQUETA (HBI), ARRABIO Y BILLET: Como resultado de la reducción en la producción interna de fierro esponja, la Compañía implementó la compra de cantidades significativas de sustitutos del metálico, específicamente de arrabio y de briqueta. Esta estrategia de importación de materias primas es de particular relevancia dado que se requiere un nivel mínimo de metálicos obtenidos directamente de mineral de hierro para la producción de productos planos de alto-valor agregado, así como para la producción de alambrón de alto carbón. Hylsamex ha podido obtener estas materias primas a precios muy razonables en distintos mercados internacionales, coadyuvando, de manera efectiva, al aislamiento de las alzas en los precios de energéticos que enfrenta. Adicionalmente, la Compañía está complementando la sustitución de sus requerimientos de materias primas adquiriendo billet (producto semi-terminado), lo que no sólo ayuda a reducir el consumo de gas sino que también disminuye el uso de electricidad en la acería de la planta Puebla.

En conjunción con la substitución de materias primas, se ha venido dado otro esfuerzo de comercialización relacionado con las minas. Hylsamex está comercializando activamente el pellet proveniente de sus operaciones mineras, en particular del tonelaje correspondiente a la mina Peña Colorada. La Compañía canalizó a los mercados de exportación 126,000 toneladas de pellet en 4T00. La comercialización del pellet está permitiendo reducir los costos asociados con la operación de las minas. La carga metálica en 4T00 incluyó 5% de arrabio y briqueta. Asimismo, un porcentaje similar de requerimientos de metálicos fue sustituido a través del uso de billet en la Planta Puebla.

GASTOS DE OPERACIÓN
Los gastos de operación del 4T00 totalizaron Ps 254 millones (US $26 millones), 7% inferiores a los Ps 273 millones (US $28 millones) registrados en 3T00 y también 23% por debajo de los Ps 328 millones (US $32 millones)

obtenidos en 4T99. La Compañía está haciendo un esfuerzo por reducir sus gastos administrativos como parte de un programa integral de control y reducción de costos.

La razón de gastos de operación a ventas alcanzó 8.1% en 4T00 comparada con el 7.8% obtenido en 3T00 y el 8.0% registrado en 4T99. Hylsamex ha podido mantener estable ésta razón, ya que aún y cuando los ingresos se han visto reducido, también se ha disminuido el nivel absoluto de gasto.

Los gastos de operación para el año 2000 alcanzaron Ps 1,072 millones (US $109 millones), 10% menores que los Ps 1,191 millones (US $110 millones) registrados en 1999. La reducción obedece a un menor nivel de gastos por flete debido a la disminución en embarques y también a un menor nivel de gastos administrativos y de venta. La razón de gastos de operación a ventas fue de 7.5% en el 2000, menor que el 8.0% registrado en 1999.

UTILIDAD DE OPERACIÓN
La utilidad de operación para 4T00 alcanzó Ps 69 millones (US $7 millones), 71% menor que los Ps 238 millones (US $24 millones) obtenidos en 3T00 y también 84% por debajo de los Ps 441 millones (US $42 millones) registrados en 4T99. El margen de operación en el 4T00 fue de 2.2% comparado con el 6.8% obtenido en el trimestre anterior y el 10.8% registrado en 4T99. El menor nivel de utilidad de operación obedece a menores volúmenes y a incrementos en costos ya mencionados.

La utilidad de operación para el año 2000 alcanzó Ps 1,270 millones (US $128 millones), 38% menor que la de Ps 2,038 millones (US $188 millones) registrada en 1999. El nivel de utilidad de operación durante 2000 es el resultado de un buen desempeño durante la primera mitad, en la cuál se experimentó un crecimiento en precios del acero y sólidos volúmenes de venta, pero que contrastan con utilidades operativas decrecientes en la segunda mitad del año, en que incrementos en costos de energéticos y reducciones en los volúmenes de los productos de tipo commodity o en los mercados con precios menos favorables (exportación) afectaron el desempeño. El margen de operación para el año 2000 fue de 8.9% comparado con el 13.7% de 1999.

FLUJO DE OPERACIÓN
La Compañía generó un flujo de operación (medido por el UAFIRDA) equivalente a US $40 millones (Ps 386 millones) en el 4T00, 28% inferior al de US $56 millones (Ps 544 millones) obtenidos en 3T00 y también 43% por debajo del US $70 millones (Ps 730 millones) registrados en 4T99. El margen de EBITDA para 4T00 fue de 12.3% comparado con el 15.4% registrado en 3T00 y el 17.8% obtenido en 4T99.

Hylsamex generó un flujo de operación (medido por el UAFIRDA) por el equivalente a US $253 millones (Ps 2,505 millones), 14% menor que el nivel de US $295 millones (Ps 3,211 millones) que se alcanzó en 1999. El margen de UAFIRDA en el año 2000 fue de 17.6% comparado con el 21.5% registrado en 1999.

RESULTADO INTEGRAL DE FINANCIAMIENTO
Hylsamex registró un resultado integral de financiamiento negativo de Ps 295

millones (US $31 millones) en 4T00, en contraste con los Ps 410 millones (US $40 millones) de ganancia financiera neta registrada en 3T00, pero menor que los Ps 344 millones (US $33 millones) de costo financiero neto obtenido en 4T99. El comportamiento en las variables macroeconómicas de tipo de cambio y de nivel de inflación doméstica explican las variaciones contra los trimestres comparables:

4T00 RIF: El peso experimentó una devaluación de 1.81% y generó pérdidas cambiarias que junto con los gastos financieros del trimestres alcanzaron un nivel que no pudo ser compensado por el efecto positivo de las ganancias monetarias.

3T00 RIF: El peso mostró una apreciación de 5.27% durante el trimestre lo que generó ganancias cambiarias de consideración, las que aunadas a las ganancias monetarias derivadas de una inflación doméstica de 1.67% para el período permitieron cancelar el efecto de los gastos financieros y reflejar una ganancia financiera neta para el trimestre.

4T99 RIF: El peso tuvo una depreciación de 1.84% durante el trimestre, lo cual generó pérdidas cambiarias relevantes. La cifra de pérdida cambiaria aunada al nivel de gastos financieros alcanzó un nivel de tal magnitud que las ganancias monetarias que se desprenden de una inflación doméstica de 2.55% fueron insuficientes para compensarlos, generándose un costo financiero neto para este trimestre.

UTILIDAD NETA
Hylsamex registró una pérdida neta mayoritaria de Ps 37 millones (US $4 millones) en 4T00, cifra que contrasta con la utilidad neta mayoritaria de Ps 399 millones (US $40 millones) registrada en 3T00, y mayor que la pérdida neta mayoritaria de Ps 81 millones (US $8 millones) reconocida en 4T99.

La disminución de US $41 millones en ganancias netas mayoritarias versus 3T00 es resultado de:
Una reducción de las utilidades de operación (US $17 millones)
El cambio de una cifra positiva a una negativa en el resultado integral de financiamiento que se disparó principalmente por la pérdida cambiaria originada por una devaluación de 1.81% en 4T00 (US $86 millones)
Partidas extraordinarias negativas resultantes de indemnizaciones y bajas de activos (US $7 millones)
La disminución en las provisiones de impuestos que se asocia con un menor resultado antes de impuestos para el 2000 (US $40 millones)
Cambio favorable en los resultados de subsidiarias no consolidadas en 4T00 (US $11 millones)

La variación negativa de US $3 millones versus 4T99 se desprende de:
Un decremento en las utilidades de operación (US $35 millones)
Reconocimiento de partidas extraordinarias negativas en 4T00 concernientes a indemnizaciones y bajas de activos (US $7 millones)
Una menor provisión de impuestos (US $20 millones)
Mejores resultados de subsidiarias no consolidadas (Amazonia) en 4T00 (US $26 millones)

INVERSIONES EN ACTIVO FIJO

Hylsamex erogó US $9 millones (Ps 84 millones) por concepto de inversiones en activo fijo durante 4T00. El monto de inversiones en activo fijo ascendió a US $43 millones (Ps 425 millones) en el 2000, comparado con los US $83 millones (Ps 911 millones) erogados en 1999 ¾de los cuales US $31 millones y US $22 millones corresponden a cargos diferidos relacionados con los gastos de descapote capitalizados en las minas para los años 2000 y 1999, respectivamente¾. Hylsamex ha reducido sus erogaciones en activo fijo a niveles mínimos, concentrándolas en inversiones de reemplazo y algunas inversiones estratégicas de bajo desembolso.

DEUDA Y ESTRUCTURA FINANCIERA

Nivel de Deuda:

La deuda neta de caja a diciembre 31 de 2000 alcanzó US $1,345 millones, US $22 millones menos que los US $1,368 millones registrados al 30 de septiembre de 2000 y US $36 millones por debajo de los US $1,381 millones que se tenían a diciembre 31 de 1999. El reembolso por US $19 millones obtenido en diciembre de 2000 proveniente de impuesto al activo pagado en años anteriores resultó clave para la reducción en el nivel de deuda neta observada entre 4T00 y 3T00. Durante el 2000, Hylsamex mostró una generación modesta de flujo libre que permitió reducir el endeudamiento neto en 3%.

Estructura Financiera:

Hylsamex muestra un nivel de reservas de efectivo por el equivalente a US $132 millones a diciembre 31, 2000 ¾de los cuales US $109 están denominados en dólares¾, aumentando el nivel de reservas en US $32 millones con respecto al nivel de US $100 millones que se tenía en septiembre 30, 2000. La deuda de corto plazo se mantuvo al mismo nivel de US $189 millones que se tenía a septiembre 30, 2000. Durante 4T00, la Compañía realizó pagos de principal de largo plazo por US $22 millones.

Apalancamiento y cobertura de intereses:

La razón de fondos prestados a UAFIRDA de los últimos doce meses alcanzó 5.48 veces en 4T00, superior a las 4.89 veces obtenidas en 3T00 y también por encima de las 4.45 veces registradas en 4T99. La reducción en la generación de efectivo explica el incremento en este indicador de apalancamiento.
La razón de UAFIRDA a intereses alcanzó 1.73 veces en 4T00, menor que las 2.04 veces obtenidas en 3T00 y también por debajo de las 2.06 veces registradas en 4T99. El decremento en el UAFIRDA explica la reducción en la cobertura de intereses.

Distintos indicadores financieros, incluidos en diferentes contratos de crédito bancario, se incumplieron en los últimos dos trimestres del año debido a la reducción en generación de flujo de efectivo. Hylsamex obtuvo las dispensas necesarias de los distintos acreedores bancarios para estar en cumplimiento en esos trimestres.

RESULTADOS DE SUBSIDIARIAS NO CONSOLIDADAS (AMAZONIA)

La participación de Hylsamex en los resultados de Amazonia (Sidor) registró una pérdida de Ps 97 millones (US $10.2 millones), comparado con la pérdida de Ps 11 millones (US $1.1 millones) registrada en 3T00 y la pérdida de Ps 164 millones (US $16.7 millones) obtenida en 4T99.

Hylsamex registró, en 4T00, una ganancia en el rubro de subsidiarias no

consolidadas de Ps $164 millones (US $17 millones) como resultado de la exclusión de los resultados de 4T99 de Amazonia, que se reportaron junto con los resultados de 1T00, debido a la discontinuación del reporte de resultados con un trimestre de desfase. La pérdida en Amazonia en 4T00 se relaciona a cambios contables en cuanto al tratamiento de la deuda y al deterioro en los precios internacionales del acero que afectaron el desempeño operativo en Sidor. Tanto Sidor como Amazonia reconocieron en 4T00 los efectos de un nuevo estándar contable que requiere que las compañías con deuda, incluyendo spreads crecientes a través del tiempo, ajusten su carga de intereses para reflejar un costo promedio ponderado a lo largo de la vida de su deuda; este ajuste se relaciona con todo el año 2000.

El volumen de ventas en 4T00 alcanzó 727,800 toneladas, 8% superior a las 672,700 toneladas vendidas en el trimestre anterior y 19% mayor a las 613,000 toneladas embarcadas en 4T99. A continuación se detalla el comportamiento de los mercados de Sidor:

Las ventas al mercado venezolano en 4T00 fueron de 302,700 toneladas, lo que representa una disminución de 10% sobre las 337,800 toneladas embarcadas en 3T00. La reducción marcada en la actividad económica en Venezuela en los últimos quince días del año explica la reducción en el volumen de ventas. Sin embargo, las ventas en 4T00 muestran un incremento de 24% en comparación a las 273,700 toneladas vendidas en 4T99. La actividad del sector petrolero en el país es responsable por casi todo el incremento año contra año.

El volumen de exportación en 4T00 fue de 425,100 toneladas, o de 27% superior de las 334,900 toneladas vendidas en 3T00 y 15% mayor a las 369,300 toneladas exportadas en 4T99. El crecimiento en las exportaciones se relaciona a mayores embarques de producto semi terminado como planchón y billet.

El volumen de ventas para el año 2000 ascendió a 2,767,600 toneladas, lo que representa un incremento de 20% en comparación a los embarques de 1999. El crecimiento del volumen se relaciona a mejoras en los mercados doméstico y de exportación. Dada la fortaleza de los embarques, el ingreso por ventas en el año 2000 creció 48% al alcanzar US $985 millones versus los US $666 millones registrados el año previo. Aparte del aumento en volumen de ventas, el ingreso se vio fortalecido por un mejor ingreso por tonelada asociado a una evolución positiva en los precios del acero durante la primera mitad del 2000 y por una mezcla de ventas más rica dado el mayor volumen a mejores precios dirigido al mercado venezolano. El UAFIRDA en el año 2000 fue de US $140 millones, contrario al resultado negativo de US $29 millones registrado en 1999.

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS

HYLSAMEX, S. A. DE C. V.

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS E INDIVIDUALES
AL 31 DE DICIEMBRE DE 2000 COMPARATIVOS CON 1999

Millones de pesos de poder adquisitivo del 31 de diciembre de 2000
(excepto que se indique otra denominación)

1. ACTIVIDADES DE LAS COMPAÑIAS

Hylsamex, S. A. de C. V. (HYLSAMEX), subsidiaria de Alfa, S. A. de C. V. (ALFA), es una de las empresas productoras de acero más grandes de México y es líder del mercado en sus principales líneas de productos, los cuales están primariamente orientados a las industrias de la construcción, autopartes y línea blanca.

HYLSAMEX desarrolla sus actividades por si misma y a través de empresas subsidiarias, de las que es propietaria de la mayoría de las acciones comunes representativas de sus capitales sociales, y de empresas asociadas, en las cuales tiene influencia significativa en su administración, pero sin llegar a tener control. Las principales subsidiarias y asociadas son:

	% de tenencia al 31 de diciembre de (a)	
	2000	1999
Hylsa, S. A. de C. V. y subsidiarias:	100	100
Consorcio Minero Benito Juárez		
Peña Colorada, S. A. de C. V.	51	51
Peña Servicios, S. A. de C. V.	100	100
Las Encinas, S. A. de C. V.	100	100
Aceros Prosima, S. A. de C. V.	100	100
Materiales y Aceros Masa, S. A. de C. V.	100	100
Acerex, S. A. de C. V.	51	51
Acerex Servicios, S. A. de C. V.	100	100
Pegi, S. A. de C. V.	52	52
Técnica Industrial, S. A. de C. V.	100	100
Transamerica E. & I., Corp.	100	100
Ferropak Servicios, S. A. de C. V.	100	100
Ferropak, S. A. de C. V.	100	100
Comercializadora Las Encinas, S. A. de C. V.(b)	100	
Galvak, S. A. de C. V. y subsidiarias:	100	100
Galvamet Trading, Inc.	100	100
Galvacer Chile, S. A. (c)	100	
Promotora Azteca, S. A. de C. V. y subsidiaria:	100	100
Express Anáhuac, S. A. de C. V.	100	100
Hylsa Latin, L. L. C. y asociadas (d):	100	100
Consorcio Siderurgia Amazonia, Ltd.	37	35
CVG Siderúrgica del Orinoco, C. A.	70	70
Exan Corporativo, S. A. de C. V. (b)	100	

Galvanet, S. A. de C. V.(e) 100

(a) % de tenencia que Hylsamex tiene en las sub-controladoras y % de tenencia que estas tienen en sus subsidiarias y asociadas.

(b) En septiembre de 2000, se cambió la denominación social de Exan Corporativo, S. A. de C. V. a Comercializadora Las Encinas, S. A. de C. V. Asimismo, fueron vendidas la totalidad de las acciones comunes representativas de su capital social a Hylsa, S. A. de C. V.

(c) En abril de 2000, se constituyó Galvacer Chile, S. A. (empresa chilena) cuya principal actividad es la comercialización de productos de acero.

(d) Consorcio Siderurgia Amazonia, Ltd. (Amazonia), es propietaria del 70% de CVG Siderúrgica del Orinoco, C. A. (Sidor), empresa venezolana (véanse Notas 5 y 15).

(e) En octubre de 2000, se constituyó Galvanet, S. A. de C. V. cuya principal actividad es la comercialización de productos de acero a través de medios electrónicos.

2. RESUMEN DE POLITICAS DE CONTABILIDAD SIGNIFICATIVAS

Los estados financieros consolidados incluyen los de HYLSAMEX y los de todas sus subsidiarias.

Los estados financieros individuales de HYLSAMEX (Controladora) han sido preparados para cumplir con las disposiciones legales a las que está sujeta como entidad jurídica independiente. En estos estados financieros la inversión en acciones de subsidiarias se valúa por el método de participación (inciso c. siguiente).

Los estados financieros que se acompañan fueron preparados de acuerdo con los principios de contabilidad generalmente aceptados, aplicando en forma integral las disposiciones normativas relativas al reconocimiento de los efectos de la inflación en la información financiera. Consecuentemente, todos los estados financieros, incluyendo los de ejercicios anteriores que se presentan para fines comparativos, se expresan en pesos constantes de poder adquisitivo del 31 de diciembre de 2000.

Los estados financieros de la subsidiaria y las asociadas extranjeras se conforman a principios de contabilidad generalmente aceptados en México.

Los índices (Indice Nacional de Precios al Consumidor - INPC) más importantes utilizados para reconocer los efectos de la inflación fueron: 336.596, 308.919 y 275.038 al 31 de diciembre de 2000, 1999 y 1998, respectivamente (1994 = 100).

A continuación se resumen las políticas de contabilidad más importantes:

a. Valores de realización inmediata

Estos valores se presentan a su valor de mercado.

b. Inventarios y costo de ventas (Nota 4)

Los inventarios se expresan a su costo estimado de reposición, principalmente con base en los últimos precios de compra y costos de producción del ejercicio, sin que excedan a su valor de mercado.

El costo de ventas se determina con base en los costos estimados de reposición de las fechas en que se efectuaron las ventas.

c. Inversión en acciones de asociadas (Nota 5)

Las acciones de empresas asociadas (véase (d) en Nota 1) se presentan valuadas por el método de participación. Conforme a este método, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de las emisoras, posteriores a la fecha de compra.

Hasta el 31 de diciembre de 1999 la inversión en Amazonia y Sidor se determinó con base en sus estados financieros al 30 de septiembre, por lo que el método de participación se calculaba con una diferencia de tres meses. A partir de 2000 la administración de la empresa decidió modificar el período de inclusión en el registro del método de participación de dichas asociadas para coincidir con el año calendario, por lo que los resultados de estas asociadas correspondientes al último trimestre de 1999, una pérdida de $163, se registraron directamente en el capital contable. Debido a que la inversión en estas asociadas está designada como cobertura económica de un pasivo en moneda extranjera, las diferencias cambiarias provenientes de dicho pasivo se registran directamente en el capital contable. El efecto de la conversión de dichos estados financieros también se registra en el capital contable.

d. Inmuebles, maquinaria, equipo y depreciación (Nota 6)

Los inmuebles, maquinaria y equipo y su correspondiente depreciación acumulada se expresan a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC, excepto por la maquinaria y equipo de procedencia extranjera, cuyo valor se actualiza aplicando el índice de inflación general del país de origen a los montos correspondientes en moneda extranjera y convirtiendo esos montos a pesos al tipo de cambio vigente a la fecha de cierre.

La depreciación se calcula por el método de línea recta con base en las vidas útiles de los activos estimadas por las empresas.

El resultado integral de financiamiento de pasivos contraídos para construcciones en proceso, se capitaliza como parte de estos activos hasta que inician su operación normal.

e. Cargos diferidos

Este rubro se expresa a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC e incluye principalmente gastos capitalizados de los yacimientos de mineral extraíble de las subsidiarias mineras, costos relativos al desarrollo e implantación de sistemas computacionales integrados, gastos por colocación de deuda y gastos preoperativos, los cuales están sujetos a amortización.

f. Otro activo

Este concepto incluye un activo intangible derivado de las remuneraciones al retiro (véase Nota 9).

g. Transacciones en divisas y diferencias cambiarias (Nota 7)

Los activos y pasivos monetarios en divisas, principalmente dólares americanos (US$), se expresan en moneda nacional al tipo de cambio vigente a la fecha de cierre. Las diferencias cambiarias derivadas de las fluctuaciones en el tipo de cambio entre la fecha en que se concertaron las transacciones y la de su liquidación o valuación a la fecha del estado de situación financiera, se registran dentro del resultado integral de financiamiento o en el capital contable, en el renglón de efecto de conversión de entidades extranjeras, por los financiamientos identificados con la adquisición de asociadas extranjeras.

h. Estimación de remuneraciones al retiro (Nota 9)

Los planes de remuneraciones al retiro (jubilaciones, gastos médicos y primas de antigüedad), tanto formales como informales, se reconocen como costo en los años en que los trabajadores prestan los servicios correspondientes, de acuerdo con estudios actuariales elaborados por expertos independientes.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se registran en resultados en el año en que se vuelven exigibles.

i. Operaciones financieras derivadas

Los pasivos resultantes de operaciones financieras derivadas se expresan a su valor de mercado y/o de intercambio y se clasifican como otros pasivos en el estado de situación financiera. Las diferencias entre el valor de mercado y/o de intercambio (fair value) y el costo de adquisición (incluyendo gastos de compra y primas o descuentos), así como las ganancias y pérdidas realizadas, se registran directamente en resultados, excepto por las provenientes de operaciones financieras sobre acciones propias, las que se registran directamente en el capital contable, netas del impuesto sobre la renta diferido (véase Nota 10).

j. Resultado integral de financiamiento (Nota 12)

El resultado integral de financiamiento se determina agrupando en el estado de resultados: los gastos y productos financieros, las diferencias cambiarias y la ganancia o pérdida por posición monetaria.

La ganancia o pérdida por posición monetaria representa el efecto de la inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del año.

k. Impuestos sobre la renta y al activo y participación de los trabajadores en las utilidades (Nota 14)

Hasta 1999 el impuesto sobre la renta y la participación de los trabajadores en las utilidades se registraban por el método parcial de impuestos diferidos.

Bajo este método, el efecto de las diferencias temporales no recurrentes entre la utilidad fiscal y la contable, que se esperaba se revirtieran en un período definido, se registraban como impuesto y participación diferidos.

A partir del 1o. de enero de 2000, la empresa adoptó las disposiciones del Boletín D-4 Revisado, Tratamiento Contable del Impuesto sobre la Renta, del Impuesto al Activo y de la Participación de los Trabajadores en la Utilidad. Este Boletín cambió de manera importante el tratamiento contable del impuesto sobre la renta, eliminando el método de pasivo con enfoque parcial mencionado en el párrafo anterior, y estableciendo en su lugar el método de activos y pasivos con enfoque integral. Bajo este método se reconoce, un impuesto diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

De acuerdo con el propio Boletín, el efecto acumulado de adoptarlo al 1o. de enero de 2000 se cargó directamente al capital contable, y requirió el reconocimiento de un pasivo neto consolidado por impuesto sobre la renta diferido de $1,969 y un cargo neto al capital contable por la misma cantidad, de la cual $1,712 corresponden al interés mayoritario. En el caso de los estados financieros individuales de HYLSAMEX, el efecto se repartió de la siguiente manera: el reconocimiento de un activo diferido de $44 y una disminución en el valor de la inversión en acciones de subsidiarias de $1,756.

1. Utilidad por acción

La utilidad por acción común se calcula sobre el promedio ponderado de acciones comunes en circulación durante el año. No existen efectos que deriven de acciones potencialmente dilutivas.

3. SALDOS Y OPERACIONES CON PARTES RELACIONADAS

Los estados de resultados incluyen las siguientes transacciones con partes relacionadas:

	2000	1999
Consolidado		
Servicios corporativos pagados	($ 387)	($ 363)
HYLSAMEX		
Ventas	1,476	
Compras / costo de ventas	(771)	(2,455)
Gastos de operación	(171)	(162)
Productos (gastos) financieros, neto	41	(36)

El saldo que se muestra en el estado de situación financiera se deriva de las operaciones antes mencionadas.

4. INVENTARIOS

Las cifras consolidadas de inventarios se integraban como sigue:

	2000	1999
Productos terminados	$ 676	$ 758

Productos en proceso	416	371
Materias primas	703	621
Refacciones, herramientas y materiales	858	901
Costo estimado de reposición	$ 2,653	$ 2,651

5. INVERSION EN ACCIONES DE ASOCIADAS

Esta inversión se integraba como sigue:

	Consolidado	HYLSAMEX
Amazonia / Sidor (véase Nota 15)	$ 1,024	$ 1,024
Cuenta por cobrar convertible en acciones	440	
Otras	84	84
	$ 1,548	$ 1,108

6. INMUEBLES, MAQUINARIA Y EQUIPO

El rubro consolidado comprendía lo siguiente:

	2000	1999
Terrenos	$ 1,017	$ 1,037
Activos depreciables	35,276	35,971
Inversiones en proceso y otros activos	579	1,031
	36,872	38,039
Menos - Depreciación acumulada	17,016	16,845
Valor neto actualizado	$ 19,856	$ 21,194

La depreciación cargada a resultados representó tasas anuales promedio de 2.81% en 2000 y 2.79% en 1999.

Al 31 de diciembre de 2000, Hylsa y algunas de sus subsidiarias tenían compromisos de compra de maquinaria y equipo por aproximadamente US$3.4 millones, relativos a los programas de expansión y modernización de sus plantas productivas.

Derivado de los importantes incrementos al costo del gas natural durante los últimos meses de 2000, activos depreciables con valor neto actualizado de $2,230 se encuentran temporalmente fuera de uso.

En la Nota 8 se indican los gravámenes que existen sobre los activos fijos.

7. POSICION EN DIVISAS

Al 31 de diciembre de 2000 y 1999 el tipo de cambio fue de 9.59 y 9.52 pesos nominales por dólar americano, respectivamente. Al 2 de marzo de 2001, fecha de emisión de los estados financieros dictaminados, el tipo de cambio es de 9.70 pesos nominales por dólar.

Las cifras que se muestran a continuación en esta nota están expresadas en miles de dólares, por ser la moneda extranjera preponderante para las empresas.

Al 31 de diciembre de 2000 se tenían los siguientes activos y pasivos en divisas:

	Consolidado	HYLSAMEX
Activos monetarios	US$ 184,676	US$ 56,038
Pasivos a corto plazo	(328,147)	(45,039)
Pasivos a largo plazo	(962,674)	(41,420)
	(1,290,821)	(86,459)
Posición monetaria en divisas	(US$ 1,106,145)	(US$ 30,421)
Activos no monetarios	US$ 1,170,559	US$ 7,583

Los activos no monetarios (inventarios, maquinaria y equipo) que antes se mencionan, son aquellos cuya manufactura se realiza fuera de México y se expresan a su valor neto actualizado. También se incluye en este concepto la inversión en acciones de asociadas.

A continuación se resumen las cifras de las transacciones en divisas:

	2000	1999
Consolidado		
Mercancías y servicios:		
Exportaciones US	$ 223,212	US$ 194,968
Importaciones	(262,487)	(141,976)
Gasto por intereses, neto	(101,804)	(81,605)
Importaciones de maquinaria y equipo	(3,818)	(19,142)
HYLSAMEX		
Gasto por intereses, neto	(2,313)	(2,790)

8. DEUDA A LARGO PLAZO

Al 31 de diciembre de 2000 la deuda a largo plazo comprendía lo siguiente:

	Consolidado	HYLSAMEX	Tasa de interés(*)
Préstamos en dólares:			
Eurobonos (a)	$ 2,853		9.82%
Obligaciones (b)	880		7.26%
Papel comercial USCP	576		12.89%
Bancarios, garantizados con cuentas por cobrar y con los bienes adquiridos	906		8.90%
Bancarios, garantizados con exportaciones (c)	907	$ 422	9.54%
Bancarios, sin garantía (d)	3,351	179	9.25%
Otros	5		
Préstamos en moneda nacional:			
Bancarios garantizados con los bienes adquiridos	51		21.30%
Bancarios, sin garantía	1,650		19.53%

Pmo Unidades de Inversión (e) 636 8.75%
11,815 601

Vencimientos a corto plazo (943) (203)
Deuda a largo plazo $ 10,872 $ 398

Los vencimientos de la deuda a largo plazo eran como sigue:

	Consolidado	HYLSAMEX
2002	$ 2,736	$ 295
2003	2,330	103
2004	1,814	
2005	1,048	
2006 a 2007	2,944	
	$ 10,872	$ 398

(*) Promedio ponderado de las tasas nominales vigentes al 31 de diciembre de 2000.

(a) Los eurobonos, por un monto de US$300 millones, fueron colocados por Hylsa en el extranjero y son pagaderos en 2007, con opción de recompra a partir del año 2002.

(b) Las obligaciones están garantizadas temporalmente por acciones de Hylsa propiedad de HYLSAMEX, que serán reemplazadas con ciertos activos de Hylsa e HYLSAMEX. Este pasivo, con valor nominal de US$100 millones, se presenta neto de un descuento de US$8.4 millones (equivalentes a $80.2).

(c) Incluye: (i) préstamos por US$50 millones que establecen condiciones para HYLSAMEX, tales como canalizar ciertos flujos de efectivo para garantizar el próximo vencimiento, suministrar determinados volúmenes de productos manufacturados por Hylsa y la obligación de prestar parte de los fondos a Hylsa, la que deberá cumplir con ciertas razones financieras. Estos pasivos se presentan netos de depósitos en efectivo por US$6 millones (equivalentes a $57.5) aplicables a la porción a corto plazo; y (ii) un préstamo de US$60.9 millones obtenido por Galvak que se presenta neto de depósitos en efectivo de US$10.5 millones (equivalentes a $100.4) aplicables al vencimiento a corto plazo.

(d) Incluye préstamos por US$228.5 millones contratados en enero de 1998 por HYLSAMEX (US$18.5 millones) e Hylsa (US$210.1 millones) para cubrir la inversión en Amazonia (véase (d) en Nota 1), que se presenta neto de depósitos en efectivo de US$3.3 millones (equivalentes a $31.8) aplicables al vencimiento a corto plazo.

(e) Corresponde a la emisión de un pagaré realizada por Hylsa en marzo de 2000, por 218,643,000 unidades de inversión (UDI), con vencimiento en 2005. Al 31 de diciembre de 2000, el valor de la UDI era de $2.9092 y de $2.9448 al 2 de marzo de 2001, fecha de emisión de los estados financieros.

Al 31 de diciembre de 2000, HYLSAMEX no cumplía con ciertas razones financieras incluidas en los convenios de financiamiento por US$63 millones celebrados con algunas instituciones financieras. A la fecha de emisión de estos estados financieros la empresa estaba en pláticas con los bancos acreedores con el fin de obtener las dispensas correspondientes, las cuales en

el pasado han sido otorgadas por los bancos involucrados.

Al 31 de diciembre de 2000 existían pasivos con un importe total de $2,744 garantizados con: inmuebles, maquinaria y equipo por $2,551, acciones de subsidiarias y asociadas con valor contable de $1,882, cuentas por cobrar por $311 y por ciertas ventas de exportación.

El 1o. de marzo de 2001, ALFA e Hylsa cerraron los siguientes acuerdos: (a) el refinanciamiento del total de la deuda bancaria a corto plazo de Hylsa a esa fecha, extendiendo su vencimiento hasta el 31 de enero de 2002; (b) el otorgamiento de dispensas, por el período comprendido del 31 de diciembre de 2000 al 31 de enero de 2002, respecto del incumplimiento de ciertas razones financieras en relación con US$400 millones de la deuda a largo plazo de Hylsa, en la inteligencia de que dichas dispensas están sujetas al cumplimiento por parte de la empresa de diversos

compromisos establecidos en los acuerdos, y (c) el otorgamiento de una garantía por parte de ALFA a los acreedores de deuda bancaria a corto plazo de Hylsa hasta por US$38.5 millones, y la apertura por ALFA en favor de Hylsa de una línea de crédito hasta por US$40 millones, misma que podrá ser ejercida bajo ciertas condiciones, con objeto de apoyar su liquidez. Los anteriores acuerdos permiten a Hylsa mantenerse en estado de cumplimiento de sus obligaciones con acreedores bancarios.

9. ESTIMACION DE REMUNERACIONES AL RETIRO

La valuación de las obligaciones laborales por planes de remuneraciones al retiro, formales e informales, cubre a todos los trabajadores y se basa principalmente en los años de servicio cumplidos por éstos, su edad actual y su remuneración a la fecha de retiro.

Los planes formales de remuneraciones al retiro cubren aproximadamente al 63% de los trabajadores de las empresas, y son congruentes y complementarios a las condiciones establecidas por el Instituto Mexicano del Seguro Social a este respecto. Adicionalmente, Hylsa tiene establecido un plan de gastos médicos para su personal jubilado.

Hylsa ha constituido fondos destinados al pago de remuneraciones al retiro y gastos médicos a través de fideicomisos irrevocables.

A continuación se resumen los principales conceptos financieros consolidados de dichas obligaciones:

	2000	1999
Obligación por beneficios actuales	$ 797	$ 897
Pasivo neto actual	$ 669	$ 599
Obligación por beneficios proyectados	$ 1,385	$ 1,475
Activos de los planes a valor de mercado	(128)	(298)
Servicios anteriores no amortizados (pasivo de transición)	(1,042)	(1,125)
Variaciones en supuestos y ajustes por experiencia, neto	283	284

Pasivo neto proyectado	498	336
Pasivo adicional	288	362
Estimación de remuneraciones al retiro	$ 786	$ 698
Costo neto del año	$ 179	$ 171

El costo de los servicios anteriores (pasivo de transición), modificaciones a los planes, variaciones en supuestos y ajustes por experiencia, se amortizan mediante cargos a resultados por el método de línea recta, durante la vida laboral promedio remanente del personal que se espera reciba los beneficios, como sigue:

	2000	1999
Período de amortización:		
Pasivo de transición	14 años	15 años
Variaciones en supuestos y ajustes por experiencia no amortizados	18 años	18 años
Tasa ponderada de descuento (en términos reales)	6%	6%
Rendimiento estimado a largo plazo de los activos de los planes (en términos reales)	8%	8%

10. OPERACIONES DERIVADAS DE CAPITAL SOBRE ACCIONES PROPIAS

HYLSAMEX ha celebrado diversos contratos de operaciones financieras derivadas de capital, referidos a sus acciones, los cuales le otorgan derechos y/u obligaciones de compra sobre las mismas, al precio originalmente convenido ("precio de referencia"). La cantidad de acciones involucradas en dichos contratos y el año de vencimiento de los mismos se resumen como sigue:

	Número de acciones
2001	4,615,331

Los contratos mencionados otorgan a HYLSAMEX el derecho a elegir, entre realizar la operación referida o en su caso, liquidar en efectivo las diferencias entre el valor de mercado de las acciones de HYLSAMEX en la fecha de vencimiento de los contratos y el precio de referencia, considerando que en algunos de ellos se establecen límites superiores e inferiores a dichas diferencias. En todos los contratos los valores se miden en dólares y se estipula el pago de primas al inicio. Los precios de referencia y/o el número de acciones son ajustados por los dividendos pagados.

El efecto neto de estas operaciones se registró directamente en el capital contable y se resume como sigue (véase Nota 2.i):

	2000	1999
Pérdida realizada en operaciones derivadas sobre acciones propias	($ 32)	
(Pérdida) ganancia por valuación de operaciones derivadas sobre acciones propias	(57)	$ 48
	($ 89)	$ 48

11. CAPITAL CONTABLE

Al 31 de diciembre de 2000 las cifras actualizadas del capital contable se integraban como sigue:

	Valor nominal	Actualización	Valor actualizado
Capital contribuido:			
Capital social común	$ 122	$ 319	$ 441
Otro capital contribuido	668	1,604	2,272
	790	1,923	2,713
Capital ganado:			
Utilidades acumuladas	3,220	5,129	8,349
Impuesto sobre la renta diferido	39	5	44
Exceso en la actualización del capital		857	857
Efecto de conversión de entidades extranjeras		(11)	(11)
	3,259	5,980	9,239
Participación en el capital de subsidiarias y asociadas:			
Utilidades acumuladas	1,372	(97)	1,275
Impuesto sobre la renta diferido	(1,660)	(96)	(1,756)
Insuficiencia en la actualización del capital	(2,054)		(2,054)
Efecto de conversión de entidades extranjeras		(147)	(147)
	(288)	(2,394)	(2,682)
	2,971	3,586	6,557
Total interés mayoritario	3,761	5,509	9,270
Interés minoritario	589	1,260	1,849
Capital contable consolidado	$ 4,350	$ 6,769	$ 11,119

El capital social suscrito y pagado está representado por 243,756,094 acciones ordinarias Serie "B", sin expresión de valor nominal, que representan el capital mínimo fijo sin derecho a retiro, cuya subscripción no tiene restricción en cuanto a nacionalidad de los adquirentes. La parte variable del capital es ilimitada.

En 1996 los accionistas aprobaron un aumento de capital social en su parte mínima fija, mediante la emisión de 43,000,000 de acciones Serie "B", de iguales características a las actualmente en circulación, para ser colocadas entre el público inversionista mexicano y extranjero. A la fecha de emisión de estos estados financieros, dicha colocación no ha sido realizada, por lo que el aumento de capital mencionado no ha sido suscrito ni pagado.

Al 31 de diciembre de 2000, las utilidades acumuladas de HYLSAMEX incluyen $919 aplicados a la reserva para recompra de acciones propias.

Durante 2000, ALFA realizó aportaciones de capital preferente a Hylsa Latin, L. L. C. por $366.

Los dividendos que se paguen de utilidades acumuladas que no hayan sido previamente gravadas con el impuesto sobre la renta, están sujetos al pago de dicho impuesto a cargo de la empresa.

El exceso (insuficiencia) en la actualización del capital comprende principalmente el resultado acumulado por tenencia de activos no monetarios. Este resultado representa el importe diferencial entre la actualización específica de estos activos y su actualización con base en la inflación medida en términos del INPC.

Al 31 de diciembre el efecto acumulado de conversión de entidades extranjeras se integraba como sigue:

	2000	1999
Pérdida en conversión de estados financieros	($ 269)	($ 485)
Ganancia cambiaria de financiamientos identificados con la adquisición de asociadas extranjeras	111	348
	($ 158)	($ 137)

12. RESULTADO INTEGRAL DE FINANCIAMIENTO

Esta partida se analiza como sigue:

	2000	1999
Consolidado		
Gastos financieros	($ 1,626)	($ 1,693)
Productos financieros	181	135
(Pérdida) ganancia cambiaria, neto	(244)	372
Ganancia por posición monetaria	1,092	1,469
	(597)	283
Porción capitalizada a inmuebles, maquinaria y equipo		(154)
	($ 597)	$ 129
HYLSAMEX		
Gastos financieros	($ 106)	($ 163)
Productos financieros	67	127
(Pérdida) ganancia cambiaria, neto	(4)	1
Ganancia (pérdida) por posición monetaria	29	(45)
	($ 14)	($ 80)

13. PARTIDAS ESPECIALES, NETO

La administración ha seguido la práctica de registrar en este rubro los cargos y los créditos a resultados que por su naturaleza inusual o su característica no recurrente, no se identifican con la operación normal del negocio. Además, este rubro incluye cargos especiales relacionados con programas de incremento en productividad y de reducciones de costos y gastos.

El cargo neto a los resultados consolidados fue como sigue:

	2000	1999
Utilidad en venta de subsidiaria	$ 28	

Pérdida en venta de activo fijo ($ 13) (42)
Indemnizaciones y otros (69) (98)
($ 82) ($ 112)

14. IMPUESTOS SOBRE LA RENTA Y AL ACTIVO
Y PARTICIPACION DE LOS TRABAJADORES EN LAS UTILIDADES

El cargo neto a los resultados consolidados por concepto de impuestos fue como sigue:

2000 1999
Impuesto sobre la renta:
Causado ($ 130) ($ 622)
Diferido (62)
Total impuesto sobre la renta sobre utilidad del año
(192) (622)

Impuesto al activo (35) (35)
(227) (657)
Partidas extraordinarias:
Reducción de impuesto sobre la renta
por amortización de pérdidas fiscales
de años anteriores 150
Acreditamiento de impuesto al activo de años anteriores
330
Cargo neto a los resultados consolidados ($ 227) ($ 177)

La conciliación entre las tasas obligatoria y efectiva del impuesto sobre la renta correspondiente al ejercicio 2000 se muestra a continuación:

Utilidad antes de impuesto sobre la renta
y participación de los trabajadores en las utilidades$ 416

Participación en resultados de asociadas 196

$ 612
Tasa (%)

Impuesto sobre la renta a la tasa obligatoria ($ 214) 35.0

Más (menos) efecto de impuesto sobre la renta sobre:
Gastos no deducibles (28) 4.6
Diferencias base resultado integral de financiamiento 5 (.8)
Otras permanentes, neto 45 (7.4)

Impuesto sobre la renta sobre utilidad del año (192) 31.4

Impuesto al activo cuyo derecho de acreditarse caducó en el año
(35) 5.7
Total cargado a resultados - tasa efectiva ($ 227) 37.1
El movimiento del impuesto sobre la renta diferido durante el año 2000 fue como sigue:

Impuesto sobre Impuesto al activo

la renta diferido por recuperar Neto

Efecto inicial acumulado:
Utilidades acumuladas ($ 3,082) $ 1,113 ($ 1,969)
Efecto del período:
Resultados del año (62) (62)
Exceso en la actualización del capital 291 291
Otras cuentas del capital contable 31 31
Impuesto al activo pagado, neto 127 127
Saldo neto al 31 de diciembre de 2000 (2,822) 1,240 (1,582)
Activo de impuesto sobre la renta diferido (409) (409)
Pasivo de impuesto sobre la renta diferido ($ 3,231) $ 1,240 ($ 1,991)

Al 31 de diciembre de 2000 las principales diferencias temporales sobre las que se reconoce impuesto sobre la renta diferido se analizan como sigue:

Inventarios	$ 1,472
Inmuebles, maquinaria y equipo, neto	7,499
Cargos diferidos	1,178
Provisiones de pasivo	(498)
Otros, neto	(35)
Pérdidas por amortizar	(1,554)
	8,062
Tasa de impuesto sobre la renta	35%
Impuesto sobre la renta diferido, neto	$ 2,822

La participación de los trabajadores en las utilidades se determina a la tasa del 10% sobre la utilidad gravable ajustada de acuerdo con lo establecido en la Ley del Impuesto sobre la Renta. La amortización de pérdidas fiscales y el acreditamiento del impuesto al activo no son aplicables para efectos de reducir dicha participación.

15. COMPROMISOS

Derivado de la compra de las acciones de Sidor, se establecieron ciertas obligaciones garantizadas por Amazonia y sus accionistas hasta por US$150 millones. Adicionalmente, Amazonia celebró un contrato de garantía con recurso hacia sus accionistas, por el pasivo de Sidor que asciende a US$626 millones.

En marzo de 2000, Amazonia y Sidor formalizaron acuerdos de reestructuración con sus acreedores, reprogramando los términos, plazos y condiciones de su deuda por aproximadamente US$253 millones y US$1,052 millones, respectivamente. En dicha reestructuración los accionistas contribuyeron con US$300 millones y se comprometieron a liquidar ciertos adeudos bancarios de Amazonia hasta por US$25 millones en 2007, de ocurrir ciertos eventos previstos en los contratos de reestructuración.

Las obligaciones contingentes y los compromisos de HYLSAMEX son proporcionales a su participación del 37% en Amazonia.

EFECTOS DE LA APLICACION DE LA REGLA TERCERA DE LA CIRCULAR 11-27 AL CUARTO TRIMESTRE DEL 2000.
COMPARACION ENTRE EL METODO DE AJUSTES POR CAMBIOS EN EL NIVEL GENERAL DE PRECIOS CONTRA EL METODO DE INDIZACION ESPECIFICA.
EN MILES DE PESOS DE DICIEMBRE DEL 2000.

REF	ORIGINAL IV TRIM	EFECTOS CIRC 11-27 REGLA III	MODIFICADO IV TRIM
S			
1 ACTIVO TOTAL	29,578,351	3,017,469	32,595,820
2 ACTIVO CIRCULANTE	5,789,052		5,789,052
8 LARGO PLAZO	1,548,002		1,548,002
12 INM. PTA Y EQ. (NETO)	19,856,177	3,017,469	22,873,646
18 ACTIVO DIFERIDO (NETO)	2,378,550		2,378,550
19 OTROS ACTIVOS	0		0
20 PASIVO TOTAL	18,452,723		18,452,723
33 CAPITAL CONTABLE	11,119,058	3,017,469	14,136,527
34 PARTICIPACION MINORITARIA	1,848,860	181,775	2,030,635
35 CAPITAL CONT. MAYORITARIO	9,270,198	2,835,694	12,105,892
45 RES. NETO DEL EJERCICIO	159,505	(34,891)	124,614
R			
1 VENTAS NETAS	14,198,491		14,198,491
5 RESULTADO DE OPERACION	1,270,546	(36,555)	1,233,991
18 RESULTADO NETO	166,187	(36,555)	129,632
20 RESULTADO NETO MAYORITARIO	159,506	(34,891)	124,615

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**
HYLSAMEX, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
INFORMACION DICTAMINADA **Impresión Final**

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3
SUBSIDIARIAS					
1 HYLSA S.A. DE C.V.	FAB. DE PROD. DE ACERO	2,051,158,856	100.00	1,106,593	9,527,466
2 GALVAK S.A.DE C.V.	FAB. DE LAMINA GALVANIZADA	51,836,578	100.00	260,327	864,478
3 PROM. AZTECA MEXICANA S.A. DE C.V.	CEL. OP. ACTIVAS Y PASIVAS CON ACCIONES	27,094,568	100.00	27,095	233,171
4 HYLSA LATIN LLC		12,831,079	0.00	108,373	(975,341)
5 GALVANET S.A DE C.V.	COME. PROD LAMINA GALV	4,900	100.00	49	(4,006)
6 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**1,502,437**	**9,645,768**
ASOCIADAS					
1 CONSORCIO SIDERURGIA AMAZONIA	FAB. DE PROD. DE ACERO	1	37.10	2,417,906	1,463,736
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**2,417,906**	**1,463,736**
OTRAS INVERSIONES PERMANENTES					**84,266**
T O T A L					**11,193,770**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**
HYLSAMEX, S.A. DE C.V.

INMUEBLES, PLANTA Y EQUIPO
(Miles de Pesos)

ANEXO 4 **CONSOLIDADO**
INFORMACION DICTAMINADA **Impresión Final**

CONCEPTO	COSTO DE ADQUISICION	DEPRECIACION ACUMULADA	VALOR EN LIBROS	REVALUACION	DEPRECIACION DE LA REVALUACION	VALOR EN LIBROS (+) REVALUACION (-) DEPRECIACION
ACTIVOS DEPRECIABLES						
INMUEBLES	0	0	0	0	0	0
MAQUINARIA	8,769,313	1,506,295	7,263,018	26,506,677	15,509,768	18,259,927
EQUIPO DE TRANSPORTE	0	0	0	0	0	0
EQUIPO DE OFICINA	0	0	0	0	0	0
EQUIPO DE COMPUTO	0	0	0	0	0	0
OTROS	0	0	0	0	0	0
TOTAL DEPRECIABLES	**8,769,313**	**1,506,295**	**7,263,018**	**26,506,677**	**15,509,768**	**18,259,927**
ACTIVOS NO DEPRECIABLES						
TERRENOS	134,492	0	134,492	882,558	0	1,017,050
CONSTRUCCIONES EN PROCESO	386,451	0	386,451	13,276	0	399,727
OTROS	179,473	0	179,473	0	0	179,473
TOTAL NO DEPRECIABLES	**700,416**	**0**	**700,416**	**895,834**	**0**	**1,596,250**
T O T A L	**9,469,729**	**1,506,295**	**7,963,434**	**27,402,511**	**15,509,768**	**19,856,177**

OBSERVACIONES

ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

INFORMACION DICTAMINADA

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos: Hasta 1 Año	Denominados en Pesos: Mas de 1 Año	Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) – Intervalo de Tiempo: Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) – Intervalo de Tiempo: Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																	
COMERCIO EXTERIOR																	
COMMERCE BANK	25/05/2001	9.07	0	0	0	0	0	0	0	0	0	143,996	0	0	0	0
BAYERISCHE VEREINSBANK	13/03/2001	9.00	0	0	0	0	0	0	0	0	0	259,192	0	0	0	0
INBURSA	21/05/2001	9.68	0	0	0	139,196	0	0	0	0	0	0	0	0	0	0
BANAMEX	06/03/2001	9.12	0	0	0	86,395	0	0	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA	01/01/2001	9.26	0	0	0	47,999	0	0	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL	10/04/2001	8.75	0	0	0	143,996	0	0	0	0	0	0	0	0	0	0
STANDARD CHARTERED	11/05/2001	9.29	0	0	0	0	0	0	0	0	0	345,589	0	0	0	0
BANK OF MONTREAL	09/05/2001	8.64	0	0	0	0	0	0	0	0	0	47,999	0	0	0	0
BANK ONE	11/04/2001	8.68	0	0	0	0	0	0	0	0	0	95,997	0	0	0	0
CON GARANTIA																	
ABN AMRO	26/03/2004	10.67	0	0	0	0	0	0	0	0	0	14,857	33,599	33,599	8,400	0
BANAMEX	15/02/2005	10.33	0	0	0	35,925	65,899	70,511	76,601	11,228	0	0	0	0	0	0
BANCO BILBAO VIZCAYA/BANCOME	15/02/2005	10.49	0	0	0	31,541	71,795	77,982	86,158	6,728	0	12,777	12,177	9,326	0	0
BANCO INTERNACIONAL	15/12/2001	8.43	0	0	0	3,197	0	0	0	0	0	0	0	0	0	0
BANCO SANTANDER/SERFIN	15/02/2005	9.11	0	0	0	37,028	35,001	32,974	22,435	11,217	0	0	0	0	0	0
BANCOMEXT	14/09/2001	9.49	0	0	0	0	0	65,816	0	0	0	0	0	0	0	0
BANK OF AMERICA	26/03/2004	7.59	0	0	0	0	0	0	0	0	0	120,070	139,482	139,483	8,700	0
BANORTE	15/01/2005	15.74	19,712	31,227	0	19,064	18,324	17,280	17,280	158	0	0	0	0	0	0
BARKLAYS	17/12/2004	11.07	0	0	0	0	0	0	0	0	0	5,846	18,859	20,859	23,502	0
COMERICA BANK	17/12/2004	10.88	0	0	0	0	0	0	0	0	0	12,344	32,143	33,643	22,127	0
COMMERCE BANK	26/03/2004	10.67	0	0	0	0	0	0	0	0	0	5,306	12,000	12,000	3,000	0
CREDIT AGRICOLE INDOSUEZ	26/03/2004	10.67	0	0	0	0	0	0	0	0	0	5,306	12,000	12,000	3,000	0
CREDIT LYONNAIS	26/03/2004	10.67	0	0	0	0	0	0	0	0	0	7,959	17,999	17,999	4,500	0
DEUTSCHE BANK	17/12/2004	11.07	0	0	0	0	0	0	0	0	0	2,923	9,429	10,429	11,751	0
EXPORT DEVELOPMENT CORP.	01/01/2003	7.13	0	0	0	0	0	0	0	0	0	15,602	15,602	6,157	0	0
FIDEICOMISO DE FOMENTO MINER	15/11/2007	10.21	0	0	0	10,164	10,165	10,164	10,164	29,646	0	0	0	0	0	0
GENERAL ELECTRIC CAPITAL COR	17/12/2004	10.77	0	0	0	0	0	0	0	0	0	9,421	22,714	23,214	10,376	0
HYPO-VEREINSBANK	01/01/2005	7.00	0	0	0	0	0	0	0	0	0	96,814	73,955	57,529	14,537	16,239

C[redacted]DE C[redacted]CION[redacted] HY[redacted]X [redacted] BO[redacted]EXIC[redacted]DE V[redacted]ES, S[redacted] C.V.[redacted]
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: 4 AÑO: 2000

ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

INFORMACION DICTAMINADA

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
KREDITANSTALT FUR WIEDERAFBA	01/01/2008	7.79	0	0	0	0	0	0	0	0	0	99,468	99,468	99,468	99,468	70,501
MIDLAND	17/12/2004	11.07	0	0	0	0	0	0	0	0	0	4,385	14,144	15,644	17,627	0
MORGAN GUARANTY TRUST	17/12/2004	11.07	0	0	0	0	0	0	0	0	0	13,468	43,447	48,054	54,144	0
STANDARD CHARTERED	15/12/2002	6.34	0	0	0	0	0	0	0	0	0	10,017	10,017	0	0	0
SUMITOMO	17/12/2004	11.07	0	0	0	0	0	0	0	0	0	6,437	20,765	22,968	25,878	0
THE FUJI BANK AND TRUST CO.	17/12/2004	8.51	0	0	0	0	0	0	0	0	0	135,930	196,597	101,089	5,737	0
WEST LB	17/12/2004	10.86	0	0	0	0	0	0	0	0	0	21,535	55,141	57,425	35,246	0
ORGANISMOS FINANCIEROS																
BANAMEX	17/12/2004	16.78	0	461,668	0	13,333	118,951	76,709	75,392	0	0	0	0	0	0	0
BANCA SERFIN	10/12/2003	19.28	0	276,390	0	0	0	0	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA	30/05/2002	20.09	0	40,742	0	0	0	0	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL	01/01/2003	19.20	0	376,390	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	17/12/2004	15.57	0	280,927	0	17,800	151,861	103,005	101,233	0	0	0	0	0	0	0
BANCOMEXT	03/02/2005	8.77	0	0	0	0	0	0	0	287,991	0	0	0	0	0	0
BANK OF AMERICA	12/01/2001	8.84	0	0	0	0	0	0	0	0	0	47,999	0	0	0	0
BANORTE	10/12/2003	18.97	0	150,000	0	0	0	0	0	0	0	0	0	0	0	0
BARCLAYS BANK PLC	17/12/2004	12.82	0	0	0	0	0	0	0	0	0	5,597	37,018	29,185	28,632	0
CITIBANK	06/03/2001	9.84	95,461	0	0	182,394	0	0	0	0	0	0	0	0	0	0
COMERICA BANK	24/11/2005	10.70	0	0	0	21,299	21,301	21,299	21,299	21,299	0	4,197	27,763	21,889	21,474	0
DEUTSCHE BANK	17/12/2004	12.82	0	0	0	0	0	0	0	0	0	2,798	18,509	14,593	14,316	0
GENERAL ELECTRIC CAPITAL COR	17/12/2004	12.82	0	0	0	0	0	0	0	0	0	1,399	9,255	7,297	7,158	0
INBURSA	30/05/2002	20.09	0	71,299	0	0	0	0	0	0	0	0	0	0	0	0
MIDLAND BANK PLC	17/12/2004	12.82	0	0	0	0	0	0	0	0	0	4,197	27,766	21,892	21,474	0
MORGAN GUARANTY TRUST	01/01/2004	12.85	0	0	0	0	0	0	0	0	0	13,333	95,370	76,709	75,392	0
THE FUJI BANK AND TRUST CO.	17/12/2004	12.52	0	0	0	0	0	0	0	0	0	2,798	11,184	7,268	6,989	0
THE SUMITOMO BANK LTD.	21/01/2003	10.58	0	0	0	0	0	0	0	0	0	2,798	4,197	281	0	0
TOTAL BANCARIOS			115,173	1,688,643	0	789,331	493,297	475,740	410,562	368,267	0	1,578,354	1,070,600	900,000	523,428	86,740

C[redacted]DE C[redacted]CION[redacted] HY[redacted]X [redacted] BO[redacted]EXIC[redacted]DE V[redacted]ES, S[redacted] C.V.[redacted]
HYLSAMEX, S.A. DE C.V.

ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **4** AÑO: **2000**

INFORMACION DICTAMINADA

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BURSATILES																
COLOCACIONES PRIVADAS																
QUIROGRAFARIOS																
BANCA SERFIN	26/05/2004	7.26	0	0	0	0	0	0	879,741	0	0	0	0	0	0	0
JP MORGAN	15/09/2007	9.82	0	0	0	0	0	0	0	0	0	0	0	0	0	2,853,129
ECP	03/04/2001	8.30	0	0	0	0	0	0	0	0	0	280,820	0	0	0	0
PMP	03/09/2005	8.75	0	0	0	0	0	0	0	636,067	0	0	0	0	0	0
USCP	25/03/2003	12.47	0	0	0	0	0	0	0	0	0	95,997	191,994	287,991	0	0
TOTAL BURSATILES			0	0	0	0	0	0	879,741	636,067	0	376,817	191,994	287,991	0	2,853,129
PROVEEDORES																
OTROS PROVEEDORES	30/12/2002		1,080,065	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			1,080,065	0	0	0	0	0	0	0	0	0	0	0	0	0
CTAS POR PAGAR	30/12/2002		331,817	251	405,612	0	5,064	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			331,817	251	405,612	0	5,064	0	0	0	0	0	0	0	0	0
			1,527,055	1,688,894	405,612	789,331	498,361	475,740	1,290,303	1,004,334	0	1,955,171	1,262,594	1,187,991	523,428	2,939,869

OBSERVACIONES

LOS MONTOS DE LOS CREDITOS EXTRANJEROS SON DOLARES Y EL TIPO DE CAMBIO UTILIZADO FUE DE 9.5997 PESOS POR DOLAR

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**
HYLSAMEX, S.A. DE C.V.

BALANZA DE DIVISAS Y POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
INFORMACION DICTAMINADA **Impresión Final**

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
1. INGRESOS					
EXPORTACIONES	210,950	2,096,175	0	0	2,096,175
OTROS	12,211	141,415	0	0	141,415
TOTAL	**223,161**	**2,237,590**			**2,237,590**
2. EGRESOS					
IMPORTACIONES (MATERIAS PRIMAS)	262,487	2,519,796	0	0	2,519,796
INVERSIONES	3,818	36,652	0	0	36,652
OTROS	99,105	951,378	0	0	951,378
TOTAL	**365,410**	**3,507,826**			**3,507,826**
SALDO NETO	**(142,249)**	**(1,270,236)**			**(1,270,236)**
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**187,325**	**1,798,264**	0	0	**1,798,264**
PASIVO	**1,290,821**	**12,391,495**			**12,391,495**
CORTO PLAZO	328,147	3,150,113	0	0	3,150,113
LARGO PLAZO	962,674	9,241,382	0	0	9,241,382
SALDO NETO	**(1,103,496)**	**(10,593,231)**			**(10,593,231)**

OBSERVACIONES

TODAS LAS CIFRAS DE DOLARES ESTAN CONVERTIDAS A PESOS AL TIPO DE CAMBIO DE 9.5997 PESOS POR DOLAR.

EL ACTIVO TOTAL INCLUYE SOLO ACTIVOS MONETARIOS.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**
HYLSAMEX, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7 **CONSOLIDADO**
INFORMACION DICTAMINADA **Impresión Final**

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	15,425,874	3,048,100	12,377,774	1.34	166,202
FEBRERO	14,488,313	3,274,855	11,213,458	0.89	99,467
MARZO	14,125,147	3,114,238	11,010,909	0.55	61,043
ABRIL	13,962,557	2,814,565	11,147,992	0.57	63,428
MAYO	14,509,083	3,181,272	11,327,811	0.37	42,346
JUNIO	14,658,774	3,277,456	11,381,318	0.59	67,415
JULIO	15,110,847	1,351,028	11,917,819	0.39	46,489
AGOSTO	14,392,411	3,060,669	11,331,741	0.55	62,267
SEPTIEMBRE	14,366,059	3,139,346	11,226,713	0.73	82,011
OCTUBRE	15,054,486	3,646,057	11,408,429	0.69	78,559
NOVIEMBRE	15,623,959	3,922,257	11,701,703	0.86	100,052
DICIEMBRE	15,037,690	3,577,896	11,459,794	1.08	124,065
ACTUALIZACION:	0	0	0	0.00	147,266
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	(48,416)
TOTAL					**1,092,194**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**
HYLSAMEX, S.A. DE C.V.

OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO INSCRITOS EN BOLSA (1)

ANEXO 8 **CONSOLIDADO**
INFORMACION DICTAMINADA **Impresión Final**

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICABLE

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CONSTANCIA DE OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO (1)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**
HYLSAMEX, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
INFORMACION DICTAMINADA **Impresión Final**

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
ACEREX, S.A. DE C.V.	PROCESAMIENTO Y CORTES DE ACERO	0	0
ACEREX SERVICIOS, S.A. DE C.V	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
C.M.B.J. P.COL., S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUST. MINERALES.	0	0
ACEROS PROSIMA, S.A. DE C.V.	COMPRA-VTA. Y SERV. DE MAQ. P/TODA CLASE DE PROD.	0	0
EXP. ANAHUAC, S.A.DE C.V.	TRANSPORTE FORANEO DE CARGA REGULAR	0	0
FERROPAK, S.A. DE C.V.	MAT'S. METALICOS PARA LA CONST. Y LA INDUSTRIA	0	0
FERROPAK SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
GALVAK, S.A. DE C.V.	FABRICACION DE LAMINA GALVANIZADA	0	0
COMERCIALIZADORA LESA, S.A. D	COMERCIALIZACION DE MINERAL	0	0
HYLSAMEX S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
HYLSA S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
LAS ENCINAS, S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUSTANCIAS MINERALES	0	0
MAT. Y AC. MASA, S.A. DE C.V.	VENTA DE PRODUCTOS DE ACERO	0	0
PEGI, S.A. DE C.V.	GENERACION DE ENERGIA ELECT. Y VAPOR DE PROCESO	0	0
PEÑA SERVICIOS, S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
PROM. AZ. MEX., S.A. DE C.V.	CELEBRAR TODA CLASE DE OPS. PAS. Y ACT. CON ACCS.	0	0
TECNICA IND., S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
TRANS.EXP.AND IMP.CORP.	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0
GALVAMET TRADING INC.	COMERC.PROD.DE ACERO Y LAMINA	0	0
HYLSA LATIN LLC	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACCS.	0	0
GALVANET S.A DE C.V.	COMERCIALIZ MEDIOS ELECTRONICOS	0	0

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**
HYLSAMEX, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10 **CONSOLIDADO**
INFORMACION DICTAMINADA **Impresión Final**

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	9.36
ELECTRODOS	UCAR CARBON MEXICANA				1.17
REFRACTARIOS	REF. MEX.	REFRACTARIOS	RADEX, PREMIER, AP GREEN	SI	2.17
ALEACIONES	CIA. MINERA AUTLAN				2.60
ZINC	PEÑOLES				1.85
RODILLOS	FUMOSA	RODILLOS	ESWAG	SI	1.18
CAL	REGIO CAL				1.09

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**
HYLSAMEX, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
PLANOS			1,450	8,641,590			
NO PLANOS			837	2,698,753			
OTROS				620,559			
TOTAL				11,960,902			

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2000**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

INFORMACION DICTAMINADA

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
PLANOS			430	2,080,802			
NO PLANOS			5	16,220			
OTROS				140,567			
T O T A L				2,237,589			

OBSERVACIONES

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

SALDO DE LA CUFIN AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **1999** 463,651

Número de acciones en circulación a la misma fecha de la CUFIN : 243,756,094
(En Unidades)

[X] CIFRAS DICTAMINADAS FISCALMENTE [X] CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS COBRADOS DURANTE EL EJERCICIO ACTUAL

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN DEL EJERCICIO ACTUAL

UFIN DEL EJERCICIO COMPRENDIDO DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000

RESULTADO FISCAL	0
- IMPORTE DEL ISR:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- IMPORTE DE LA UFIR	0
- PARTIDAS NO DEDUCIBLES	0
UFIN DEL EJERCICIO :	0

SALDO DE LA CUFIN ACTUALIZADA AL TRIMESTRE QUE REPORTA

(Información del año actual)

SALDO DE CUFIN AL 31 DE DICIEMBRE DE 2000 42,438

Número de acciones en circulación a la misma fecha de la CUFIN : 243,756,094
(En Unidades)

ANEXO 12
CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

MODIFICACION AL SALDO DE LA CUFIN DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2000**	0
Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades)	243,756,094

CLAVE DE COTIZACION HYLSAMX TRIMESTRE: 4 AÑO: 2000

RAZON SOCIAL: **HYLSAMEX, S.A. DE C.V.**

ANEXO 12 - A

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA REINVERTIDA

(Miles de Pesos)

SALDO DE LA CUFIN REINVERTIDA AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **1999**	0
Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades)	243,756,094

☐ CIFRAS DICTAMINADAS FISCALMENTE ☐ CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS PAGADOS DURANTE EL EJERCICIO ACTUAL PROVENIENTES DE LA CUFIN

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN REINVERTIDA DEL EJERCICIO QUE REPORTA

UFINER DEL EJERCICIO COMPRENDIDO DEL 1o DE ENERO AL 31 DE DICIEMBRE DE 2000

RESULTADO FISCAL:	0
+ *IMPORTE P.T.U. DEDUCIDA*	0
- IMPORTE DEL P.T.U	0
- PARTIDAS NO DEDUCIBLES	0
- (+) UTILIDAD (PERDIDA) DE FUENTE DE RIQUEZA UBICADA EN EL EXT.	0
UFIN DEL EJERCICIO :	0
- ISR (Utilizando la tasa para ISR diferidc	
* FACTOR PARA UFIN REINVERTIDA:	0
UFINER DEL EJERCICIO	0

SALDO DE LA CUFIN REINVERTIDA ACTUALIZADA AL TRIMESTRE QUE REPORTA

SALDO DE LA CUFIN REINVERTIDA AL **31** DE DICIEMBRE DE 2000	0
Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades)	243,756,094

MODIFICACION AL SALDO DE LA CUFIN REINVERTIDA DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE 1999 (Antes de UFIN reinvertida del ejercicio anterior	0
Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades)	243,756,094

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**
HYLSAMEX, S.A. DE C.V.

INFORMACION DICTAMINADA **CONSOLIDADO**
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

SERIE	VALOR NOMINAL ($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL (Miles de Pesos)	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		0	243,756,094			243,756,094	121,878	
TOTAL			**243,756,094**	**0**	**0**	**243,756,094**	**121,878**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
243,756,094

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 0
GDRS's : 0
ADS's : 7.88
GDS's 6.25

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**

HYLSAMEX, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

DECLARO BAJO PROTESTA DE DECIR VERDAD, QUE LA INFORMACION FINANCIERA BASICA Y COMPLEMENTARIA PROPORCIONADA A LA BOLSA, POR EL PERIODO COMPRENDIDO ENTRE EL **1** DE **ENERO** Y EL **31** DE **DICIEMBRE** DE **2000** Y **1999** , FUE OBTENIDA DE LOS REGISTROS CONTABLES AUTORIZADOS Y, EN SU CASO, EXTRALIBROS Y ES RESULTANTE DE LA APLICACION DE LOS PRINCIPIOS Y NORMAS DE CONTABILIDAD ACEPTADAS O PRONUNCIADAS POR EL INSTITUTO MEXICANO DE CONTADORES PUBLICOS Y DISPOSICIONES DE LA COMISION NACIONAL BANCARIA Y DE VALORES.

LOS PRINCIPIOS DE CONTABILIDAD Y NORMAS, ASI COMO LA AGRUPACION DE CUENTAS Y CIFRAS EN EL PERIODO A QUE DICHA INFORMACION HACE REFERENCIA, FUERON APLICADAS POR LA INSTITUCION SOBRE BASES UNIFORMES A LAS DEL MISMO PERIODO DEL EJERCICIO ANTERIOR.

C.P. GERARDO A. GONZALEZ V.
SUB-DIRECTOR DE CONTRALORIA

C.P. SANTOS HERMILO MARTINEZ E.
GERENTE DE INFORMACION FINANCIERA

SAN NICOLAS DE LOS GARZA, NL, A 30 DE MARZO DE 2001

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 30/03/200 15:57

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: HYLSAMEX, S.A. DE C.V.
DO MICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL
TELEFONO: 01 (8) 328 28 28
FAX: 01 (8) 328 12 10 **AUTOMATICO:** X
E-MAIL: webmaster@hylsamex.com.mx
DIRECCION DE INTERNET: www.hylsamex.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: HYL930427BY1
DOMICILIO AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL
TELEFONO: 01 (8) 328 12 02
FAX: 01 (8) 328 12 10

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V.
NOMBRE: ING. DIONISIO GARZA MEDINA
DOMICILIO: GOMEZ MORIN 1111
COLONIA: CARRIZALEJO
C. POSTAL: 66200
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 (8) 152 11 04
FAX: 01 (8) 152 11 99
E-MAIL: dgarzam@alfa.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL

CLAVE DE COTIZACION: HYLSAM; **FECHA:** 30/03/200· 15:57

TELEFONO: 01 (8) 328 17 01
FAX: 01 (8) 328 21 21
E-MAIL: aelizond@hylsamex.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 (8) 328 17 03
FAX: 01 (8) 328 21 25
E-MAIL: eortiz@hylsamex.com.mx

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: SUBDIRECTOR DE CONTRALORIA
NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 (8) 328 12 02
FAX: 01 (8) 328 12 10
E-MAIL: ggonzale@hylsamex.com.mx

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE INFORMACION FINANCIERA
NOMBRE: C.P. SANTOS HERMILO MARTINEZ ESPARZA
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 (8) 328 12 36
FAX: 01 (8) 328 12 10
E-MAIL: shmartinez@hylsamex.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: SUBDIRECTOR JURIDICO
NOMBRE: LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 (8) 328 13 18
FAX: 01 (8) 328 13 10
E-MAIL: jatrevino@hylsamex.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V.
NOMBRE: LIC. LEOPOLDO MARROQUIN MORALES
DOMICILIO: GOMEZ MORIN 1111 SUR

COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 (8) 152 13 68
FAX:	01 (8) 152 25 14
E-MAIL:	lmarroqui@alfa.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. CARLOS JIMENEZ BARRERA
DOMICILIO:	GOMEZ MORIN 1111 SUR
COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 (8) 152 12 63
FAX:	01 (8) 152 25 10
E-MAIL:	cjimenez@alfa.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. OTHON GERARDO DIAZ DEL GUANTE VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 (8) 328 12 40
FAX:	01 (8) 331 18 85
E-MAIL:	odiaz@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 (8) 328 12 02
FAX:	01 (8) 328 12 10
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 (8) 328 17 03
FAX:	01 (8) 328 21 25
E-MAIL:	eortiz@hylsamex.com.mx

CLAVE DE COTIZACION: HYLSAMX **FECHA : 30/03/2001** 15:58
HYLSAMEX, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

SERIE **TODAS**

CARGO **PRESIDENTE**

VIGENCIA DEL : 02/03/2000 AL : 02/03/2001
NOMBRE : ING. DIONISIO GARZA MEDINA

CARGO **CONSEJERO(S) PROPIETARIO(S)**

VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : LIC. GERARDO X. CALDERON ROJAS

VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN

VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : ING. MAURICIO FERNANDEZ GARZA

VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : ING. ARMANDO GARZA SADA

VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : ING. BERNARDO GARZA DE LA FUENTE

VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : ING. EDUARDO GARZA T.

VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : ING. ROBERTO GARZA DELGADO

VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : ING. ALFONSO GONZALEZ MIGOYA

VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : LIC. LEOPOLDO MARROQUIN MORALES

VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : ING. ERNESTO MARTENS REBOLLEDO

VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : ING. RAFAEL R. PAEZ GARZA

VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : DR. RAFAEL RANGEL SOSTMANN

VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : ING. JOSE DE JESUS VALDEZ SIMANCAS

CARGO **COMISARIO(S) PROPIETARIO(S)**

VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : C.P. RAUL RAMIREZ VALENZUELA

CARGO **COMISARIO(S) SUPLENTE(S)**

CLAVE DE COTIZACION: HYLSAMX **FECHA : 30/03/2001** 15:58
HYLSAMEX, S.A. DE C.V.

CONSEJO DE ADMINISTRACION
VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : C.P. RODOLFO SANDOVAL GARCIA

CARGO **SECRETARIO PROPIETARIO**

VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : LIC. LEOPOLDO MARROQUIN MORALES

CARGO **SECRETARIO SUPLENTE**

VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : LIC. CARLOS JIMENEZ BARRERA

NOTAS A LOS ESTADOS FINANCIEROS (1)

s29: ESTE RENGLON SE INTEGRA COMO SIGUE:

PRESTAMOS BURSATILES	$ 4,212,855
UDIS	636,067
TOTAL	$ 4,848,922

FECHA DE VENCIMIENTO 09/03/2003
TASA DE INTERES 8.75%
MONTO EN UDIS 218,643,000

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN CAP CONT. DE SUBS	$ (2,800,639)
IMPUESTO DIFERIDO EN CAPITAL	75,399
EXCESO/INSUFICIENCIA EN ACT. DE CAP.	814,676
TOTAL	$ (1,910,564)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

CLAVE DE COTIZACIÓN:

SITUACIÓN FINANCIERA POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 1999 Y 200

TRIMESTRE: 4 AÑO

(Millones de Pesos)

Impresión Fina

SECTOR 1:
SECTOR 2:
SECTOR 3:

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

CLAVE DE COTIZACIÓN:

ESTADO DE RESULTADOS POR SEGMENTOS DE NEGOCIO COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 1999 Y 200

TRIMESTRE: 4 AÑO

(Millones de Pesos)

Impresión Fina

SECTOR 1: ______

SECTOR 2: ______

SECTOR 3: ______

CLAVE DE COTIZACIÓN

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS GEOGRAFICOS COMPARATIVC

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 1999 Y 200 TRIMESTRE: **4** AÑO:

(Millones de Pesos)

Impresión Fina

PAIS 1: ______

PAIS 2: ______

PAIS 3: ______

CLAVE DE COTIZACIÓN

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS GEOGRAFICOS COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 1999 Y 200

TRIMESTRE: **4** AÑO:

(Millones de Pesos)

Impresión Fina

PAIS 1: ____________________

PAIS 2: ____________________

PAIS 3: ____________________

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** Quarter: **4** Year: **2000** D

HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT ENGLISH 4° Quarter 2001

AT DECEMBER 31 OF 2000 AND 1999

(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**29,571,781**	**100**	**30,739,816**	**100**
2	**CURRENT ASSETS**	**5,789,052**	**20**	**6,086,918**	**20**
3	CASH AND SHORT-TERM INVESTMENTS	1,272,307	4	347,107	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,419,420	5	1,948,835	6
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	444,564	2	1,140,138	4
6	INVENTORIES	2,652,761	9	2,650,838	9
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**1,548,002**	**5**	**1,330,582**	**4**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,463,736	5	1,251,270	4
11	OTHER INVESTMENTS	84,266	0	79,312	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**19,856,177**	**67**	**21,193,720**	**69**
13	PROPERTY	1,017,050	3	1,036,681	3
14	MACHINERY AND INDUSTRIAL	35,275,989	119	35,971,329	117
15	OTHER EQUIPMENT	179,471	1	178,946	1
16	ACCUMULATED DEPRECIATION	17,016,061	58	16,845,631	55
17	CONSTRUCTION IN PROGRESS	399,728	1	852,395	3
18	**DEFERRED ASSETS (NET)**	**2,378,550**	**8**	**2,128,596**	**7**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**18,452,723**	**100**	**17,146,320**	**100**
21	**CURRENT LIABILITIES**	**4,744,612**	**26**	**4,590,364**	**27**
22	SUPPLIERS	1,080,065	6	980,152	6
23	BANK LOANS	2,482,858	13	2,077,879	12
24	STOCK MARKET LOANS	376,817	2	354,818	2
25	TAXES TO BE PAID	67,443	0	16,573	0
26	OTHER CURRENT LIABILITIES	737,429	4	1,160,942	7
27	**LONG-TERM LIABILITIES**	**10,871,514**	**59**	**11,856,189**	**69**
28	BANK LOANS	6,017,277	33	7,220,253	42
29	STOCK MARKET LOANS	4,848,922	26	4,626,852	27
30	OTHER LOANS	5,315	0	9,084	0
31	**DEFERRED LOANS**	**2,777,834**	**15**	**697,531**	**4**
32	**OTHER LIABILITIES**	**58,763**	**0**	**2,236**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**11,119,058**	**100**	**13,593,496**	**100**
34	**MINORITY INTEREST**	**1,848,860**	**17**	**1,777,401**	**13**
35	**MAJORITY INTEREST**	**9,270,198**	**83**	**11,816,095**	**87**
36	**CONTRIBUTED CAPITAL**	**2,713,220**	**24**	**2,713,220**	**20**
37	PAID-IN CAPITAL STOCK (NOMINAL)	121,878	1	121,878	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	319,296	3	319,296	2
39	PREMIUM ON SALES OF SHARES	2,272,046	20	2,272,046	17
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**6,556,978**	**59**	**9,102,875**	**67**
42	RETAINED EARNINGS AND CAPITAL RESERVE	7,389,975	66	7,514,964	55
43	REPURCHASE FUND OF SHARES	918,061	8	918,061	7
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(1,910,564)	(17)	(73,840)	(1)
45	NET INCOME FOR THE YEAR	159,506	1	743,690	5

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2000**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**1,272,307**	**100**	**347,107**	**100**
46	CASH	48,901	4	45,819	13
47	SHORT-TERM INVESTMENTS	1,223,406	96	301,288	87
18	**DEFERRED ASSETS (NET)**	**2,378,550**	**100**	**2,128,596**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	1,649,845	69	1,701,035	80
49	GOODWILL	31,257	1	66,048	3
50	DEFERRED TAXES	409,436	17	0	0
51	OTHERS	288,012	12	361,513	17
21	**CURRENT LIABILITIES**	**4,744,612**	**100**	**4,590,364**	**100**
52	FOREING CURRENCY LIABILITIES	3,150,114	66	2,604,666	57
53	MEXICAN PESOS LIABILITIES	1,594,498	34	1,985,698	43
24	**STOCK MARKET LOANS**	**376,817**	**100**	**354,818**	**100**
54	COMMERCIAL PAPER	376,817	100	354,818	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**737,429**	**100**	**1,160,942**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	173,942	24	187,013	16
58	OTHER CURRENT LIABILITIES WITHOUT COST	563,487	76	973,929	84
27	**LONG-TERM LIABILITIES**	**10,871,514**	**100**	**11,856,189**	**100**
59	FOREING CURRENCY LIABILITIES	9,182,620	84	10,002,858	84
60	MEXICAN PESOS LIABILITIES	1,688,894	16	1,853,331	16
29	**STOCK MARKET LOANS**	**4,848,922**	**100**	**4,626,852**	**100**
61	BONDS	4,848,922	100	4,626,852	100
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**5,315**	**100**	**9,084**	**100**
63	OTHER LOANS WITH COST	5,315	100	9,084	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**2,777,834**	**100**	**697,531**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,991,426	72	0	0
67	OTHERS	786,408	28	697,531	100
32	**OTHER LIABILITIES**	**58,763**	**100**	**2,236**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	58,763	100	2,236	100
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,910,564)**	**100**	**(73,840)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(1,910,564)	(100)	(73,840)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2000**

HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	1,044,440	1,496,554
73	PENSIONS FUND AND SENIORITY PREMIUMS	786,408	697,531
74	EXECUTIVES (*)	213	223
75	EMPLOYERS (*)	2,750	2,801
76	WORKERS (*)	4,467	4,691
77	CIRCULATION SHARES (*)	243,756,094	243,756,094
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2000**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2000 AND 1999
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**14,198,491**	**100**	**14,874,965**	**100**
2	COST OF SALES	11,856,232	84	11,645,880	78
3	**GROSS INCOME**	**2,342,259**	**16**	**3,229,085**	**22**
4	OPERATING	1,071,713	8	1,190,933	8
5	**OPERATING INCOME**	**1,270,546**	**9**	**2,038,152**	**14**
6	TOTAL FINANCING COST	597,155	4	(129,498)	(1)
7	**INCOME AFTER FINANCING COST**	**673,391**	**5**	**2,167,650**	**15**
8	OTHER FINANCIAL OPERATIONS	61,688	0	103,567	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**611,703**	**4**	**2,064,083**	**14**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	249,553	2	208,790	1
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**362,150**	**3**	**1,855,293**	**12**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(195,963)	(1)	(1,075,889)	(7)
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**166,187**	**1**	**779,404**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**166,187**	**1**	**779,404**	**5**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**166,187**	**1**	**779,404**	**5**
19	NET INCOME OF MINORITY INTEREST	6,681		35,714	0
20	**NET INCOME OF MAJORITY INTEREST**	**159,506**	**1**	**743,690**	**5**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**14,198,491**	**100**	**14,874,965**	**100**
21	DOMESTIC	11,960,902	84	12,771,196	86
22	FOREIGN	2,237,589	16	2,103,769	14
23	TRANSLATED INTO DOLLARS (***)	223,212	2	194,968	1
6	**TOTAL FINANCING COST**	**597,155**	**100**	**(129,498)**	**100**
24	INTEREST PAID	1,625,823	272	1,610,883	1,244
25	EXCHANGE LOSSES	261,162	44	(360,173)	(278)
26	INTEREST EARNED	180,295	30	135,308	104
27	EXCHANGE PROFITS	17,341	3	(78,365)	(61)
28	GAIN DUE TO MONETARY POSITION	(1,092,194)	(183)	(1,323,265)	(1,022)
8	**OTHER FINANCIAL OPERATIONS**	**61,688**	**100**	**103,567**	**100**
29	OTHER NET EXPENSES (INCOME) NET	61,688	100	103,567	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**249,553**	**100**	**208,790**	**100**
32	INCOME TAX	227,439	91	177,392	85
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	22,114	9	31,398	15
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR **2000**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	16,041,454	19,409,278
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	14,198,491	14,874,965
39	OPERATION INCOME (**)	1,270,546	2,038,152
40	NET INCOME OF MAYORITY INTEREST(**)	159,506	743,690
41	NET CONSOLIDATED INCOME (**)	166,187	779,404

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2000**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2000 AND 1999
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**166,187**	**779,404**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	1,670,628	2,396,840
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,836,815**	**3,176,244**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	25,882	(505,280)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**1,862,697**	**2,670,964**
6	CASH FLOW FROM EXTERNAL FINANCING	(487,837)	(2,227,556)
7	CASH FLOW FROM INTERNAL FINANCING	333,853	364,619
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(153,984)**	**(1,862,937)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(783,462)**	**(965,615)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	925,251	(157,588)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	347,056	504,695
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,272,307	347,107

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2000**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**1,670,628**	**2,396,840**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,234,412	1,172,502
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	161,857	103,547
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	274,359	1,120,791
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**25,882**	**(505,280)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	444,932	(168,014)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(267,198)	(253,084)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	130,943	(50,575)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	99,913	(192,095)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(382,708)	158,488
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(487,837)**	**(2,227,556)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	2,255,308	2,151,409
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	1,049,887	2,447,265
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	23,844	(64,565)
27	(-) BANK FINANCING AMORTIZATION	(2,982,163)	(6,152,019)
28	(-) STOCK MARKET AMORTIZATION	(792,477)	(579,116)
29	(-) OTHER FINANCING AMORTIZATION	(42,236)	(30,530)
7	**CASH FLOW FROM INTERNAL FINANCING**	**333,853**	**364,619**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	333,677	364,619
31	(-) DIVIDENS PAID	176	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(783,462)**	**(965,615)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(410,544)	121,377
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(405,193)	(734,726)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	32,275	(352,266)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2000**

HYLSAMEX, S.A. DE C.V.

RATIOS
CONSOLIDATED

JUDGED INFORMATION **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	1.17	%	5.24	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	1.72	%	6.29	%
3	NET INCOME TO TOTAL ASSETS (**)	0.56	%	2.54	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	657.21	%	169.78	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.48	times	0.48	times
7	NET SALES TO FIXED ASSETS (**)	0.72	times	0.70	times
8	INVENTORIES ROTATION (**)	4.47	times	4.39	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	31	days	41	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	11.69	%	11.13	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	62.40	%	55.78	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.66	times	1.26	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	66.83	%	73.53	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	54.75	%	55.94	%
15	OPERATING INCOME TO INTEREST PAID	0.78	times	1.27	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.77	times	0.87	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.22	times	1.33	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.66	times	0.75	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.31	times	0.35	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	26.82	%	7.56	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	12.94	%	21.35	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	0.18	%	(3.40)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.15	times	1.66	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	316.81	%	119.57	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(216.81)	%	(19.57)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	51.72	%	76.09	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2000**
HYLSAMEX, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION **Final Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.65	$ 3.05
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.65	$ 3.05
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 38.03	$ 48.48
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.25 times	0.62 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	14.61 times	9.62 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

JUDGED INFORMATION

s29: ESTE RENGLON SE INTEGRA COMO SIGUE:

PRESTAMOS BURSATILES	$ 4,212,855
UDIS	636,067
TOTAL	$ 4,848,922

FECHA DE VENCIMIENTO 09/03/2003
TASA DE INTERES 8.75%
MONTO EN UDIS 218,643,000

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN CAP CONT. DE SUBS	$ (2,800,639)
IMPUESTO DIFERIDO EN CAPITAL	75,399
EXCESO/INSUFICIENCIA EN ACT. DE CAP.	814,676
TOTAL	$ (1,910,564)

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DIRECTOR REPORT (1)

ANNEX 1

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

March 2, 2001

4th Quarter 2000 Earnings Release

The information hereby is presented in Pesos (Ps) as of December 2000, or in metric tons. Some figures are translated into dollars (US$) at the average exchange rate of each month.

HIGHLIGHTS
Overall sales volume in 4Q00 decreased 10% when compared to 3Q00. The reduction in export shipments is due to adverse pricing conditions in international markets. Volumes in the domestic market were affected by a variety of factors including increased imports, lower levels of tax-related sales and the reduction in Government spending, among others.

Export volume in 4Q00 represented 10.2% of total shipments, reflecting a reduction from the 14.8% achieved during 3Q00. Exports for the quarter consisted mainly of higher value-added products such as pre-painted and galvanized steel, electrically welded pipe, cold rolled steel and reduced quantities of hot band.

An operating margin of 2.2% was recorded in 4Q00; a figure caused by the lower shipments and rising cost of goods sold.

EBITDA, as a measure of cash generation, amounted to US $40 million in 4Q00, a reduction of 28% versus 3Q00, due to lower volume in both, international and domestic markets, aside from the high energy prices. On a per ton basis, this figure decreased US $17 from 3Q00, to US $67 in 4Q00.

Hylsamex is carrying out several initiatives to improve cash generation. Among them are the higher usage of alternative metallic inputs, minimal Capex spending, and more efficient use of working capital and the commercialization of ion ore.

The Mexican Government offered gas consumers a fixed price 3yr contract at US $4.0/MMBtu, retroactively to January 1, 2001, that permit Hylsamex to viably operate economically the 4M DRI plant in Monterrey.

OVERVIEW
Hylsamex experienced a reduction in operating and financial performance during 4Q00. The Company generated EBITDA equivalent to US $40 million, as compared to the US $56 million achieved in 3Q00 and the US $70 million recorded in 4Q99.

While prices (revenue per ton) showed stability during 4Q00, volume and cost were the main variables affecting Hylsamex's performance.
Revenue per ton grew US $3 from 3Q00 to US $547/ton in 4Q00. This rise is explained by improvements in product mix and by price increases in long products implemented in mid-September 2000 (15% for rebar and 6% for wire rod). Aside from long products, there were price decreases in specific product categories.

DIRECTOR REPORT (1)

ANNEX 1 CONSOLIDATED

JUDGED INFORMATION Final Printing

Hylsamex experienced a reduction in flat products' shipments due to several reasons, including lower exports, adverse conditions in international markets, increased imports and certain weakness observed in the domestic market. An increase in long product sales only partially offset the decline; therefore overall volumes for the quarter were lower than in comparable quarters.

On the cost side, 4Q00 represents a transition for Hylsamex, from full utilization of its own DRI facilities, to limited DRI production, and reliance on purchased raw materials. Therefore, Hylsamex helped temper the effects of the energy shock in 4Q00 by means of a reduction in electricity and gas consumption (from a combined 18% in the costs and expenses structure of 3Q00, to 12% in 4Q00) and an effective use of natural gas hedging mechanisms. In addition, the Company continued to take advantage of the flexibility of using contractors' manpower and the partial lay-off of some workers at the mines to reduce the fixed cost burden. On top of that, Hylsamex started the commercialization of iron ore pellets in markets abroad, allowing a further reduction in costs associated with the mines.

Hylsamex increased its cash reserves to US $132 million as of December 31, 2000, from US $100 million as of September 30, 2000. The build up in cash reserves relates to working capital reduction and to reimbursement for the asset tax paid in prior years that was received in December 2000. Besides trying to improve EBITDA generation, the Company is carrying out several measures to generate additional free cash flow, including minimal Capex spending, a more efficient use of working capital and the commercialization of iron ore.

Net debt outstanding reached US $1,346 million as of December 31, 2000, showing a modest US $22 million reduction versus the US $1,368 million registered as of September 30, 2000. Short-term debt was maintained at the US $189 million level recorded as of the previous quarter.

The Company obtained necessary waivers from the respective lenders to be in compliance with financial ratio covenants as of September 2000. As in the 3Q00, different financial ratios, included in several loan agreements, were not met in 4Q00 due to the decrease in cash flow generation. Hylsamex is already engaged in conversations with the corresponding lenders to waive or amend the ratios not in compliance as of year-end 2000.

STEEL MARKET

Shipments in 4Q00 reached 598,100 tons, 10% lower than the 663,700 tons sold in the previous quarter and 25% lower than the 792,600 tons shipped in the same quarter of last year. An explanation of the variations against comparable quarters follows:

The 65,600 tons decrease that took place between 4Q00 and 3Q00 is the result of further reductions in exports (36,700 tons) and lower volumes in the domestic market (28,900 tons).

On the export side, adverse demand and difficult pricing conditions for hot rolled band in the international markets did not permit the Company to continue shipping the same volumes abroad.

Regarding domestic market sales, the drop in volume relates entirely to flat steel; a product line that enjoyed a strong market over the past three quarters, but that started to show some weakness during 4Q00. Flat products in

DIRECTOR REPORT (1)

ANNEX 1 CONSOLIDATED

JUDGED INFORMATION Final Printing

the domestic market experienced a contraction as a result of:
Significant inroads made by imported flat products,
The slowdown in the co-export market resulting from a deceleration in the US economy,
The reduction in Government spending, largely the result of the transition taking place between presidential administrations in Mexico.

The 194,500 tons decrease observed between 4Q00 and 4Q99 is comprised of reductions in exports (54,200 tons) and domestic sales (140,300 tons). Exports accounted for roughly one fourth of the overall decrease in volumes and were the result of discontinuing the sale of the most commodity-type products (i.e. hot rolled band).
Meanwhile, a sharp reduction in flat products represents the largest portion of the overall decrease in domestic market volumes. Aside from the volume reductions caused by the U.S. slowdown, there were several additional factors contributing to the large decline:
An oversupply in the rebar market observed in 2000 as compared to the situation a year ago (36,000 tons),
Lower level of billet sales due to their price deterioration (16,600 tons)
Imports at unfair prices to the Mexican marketplace; aggravated by the effect of an overvalued peso,
One-time sales during 4Q99 due to the halt in production by another flat products' domestic producer, which resumed production in early 2000,
A reduction in seasonally related, tax-driven sales,
A final distortion had to do with 12,600 tons of Hylsabek sales booked in 4Q99. This business unit was divested on December 31, 1999 and proceeds were assigned to debt reduction.

Shipments for the year 2000 reached 2,722,200 tons, 4% lower than the 2,846,700 tons sold in the previous year. The decline in volume sold is concentrated in the Mexican market and pertains to both the flat and the long products markets. The volume decline was partially offset by a 17% gain in exports.

DOMESTIC MARKET
Sales volume to the domestic market reached 536,800 tons in 4Q00, 5% lower than the 565,700 tons achieved in 3Q00 and also 21% below the 677,100 tons sold in 4Q99. The 28,900-ton negative shift versus 3Q00 relates to the weakness of the flat products market experienced during 4Q00; besides, volume did not receive a boost from traditional year-end tax-related sales. In contrast, Bar & Rod sales showed an 11,100-ton improvement versus 3Q00. The reduction observed against 4Q99 (140,300 tons) has a fundamental component as well as a portion, which is either seasonal or one-off in nature. The latter components, namely the Hylsabek divestiture, the lack of tax-related volumes and the gains of a year ago from a temporary supply shortage, account for roughly 32,400 tons of the reduction. Meanwhile, the fundamental-driven decrease of an estimated 107,900 tons, is on account of significant import competition; the contraction in the U.S. economy affecting the flat products co-export market; the government transition period, which caused a reduction in public spending and a more cautious attitude among steel consumers; plus a continuous oversupply in the domestic rebar market.

During the year 2000, domestic shipments were to 2,287,000 tons, 8% lower than

the 2,475,800 tons sold in the previous year (the decrease is 6% or 147,500 tons without taking into account the tonnage of the divested HylsaBek for 1999). On the side of long products, the volume decline (123,200 tons) resulted from the oversupply of rebar observed during 2000 that constrained Hylsamex's ability to sell the same quantities as in 1999, the decrease in the sale of semi finished products due to lack of profitability, the reduction in wirerod sales due to the unfair competition from product abroad and the production shortage derived from the programmed maintenance shut down that takes place every 5 years at the Puebla Plant. On the flat products side, the shipment reduction (24,300 tons) was due to weakness in 4Q00 for the mentioned market that turned a positive growth versus the previous year into a negative figure.

EXPORT MARKET
Sales volumes shipped to the export markets reached 61,300 tons during 4Q00, 38% lower than the 98,000 tons sold abroad in the previous quarter and 47% below the 115,500 tons marketed overseas in 4Q99. The export ratio was 10.2% during 4Q00, compared to 14.8% achieved in 3Q00 and 14.6% attained in 4T99. Although the vast majority of the export mix is concentrated in value-added products, the adverse conditions in overseas markets have forced Hylsamex to limit exports to the very high end of the traditional export mix. Exports in 4Q00 consisted mainly of pre-painted steel, galvanized steel, electrically welded pipe, cold rolled steel and reduced shipments of thin and ultra-thin hot band.

Export revenue in 4Q00 amounted to US $40 million compared to the US $54 million achieved in 3Q00 and the US $57 million attained in 4Q99; the volume reduction explains the drop in 4Q00. Despite rough conditions in international markets, Hylsamex is implementing a new strategic initiative: the selling of surplus iron ore pellets from its Peña Colorada mine to markets abroad. Two shipments were conducted in 4Q00 (126,000 tons). The Company is already committing shipments for the first months of 2001 on the order of 180,000 tons. The profitable commercialization of the iron ore pellet is helping Hylsamex to alleviate the cost burden of the mines.

Exports for the year 2000 reached 435,100 tons, showing a 17% increase over the 372,900 tons sold to international markets in 1999. Exports showed a very strong trend during the first half of 2000, increasing at an 81% pace, but as prices and conditions in markets abroad deteriorated towards year-end, the rate of growth diminished, although ended showing a double-digit growth. Export revenue in 2000 amounted to US $226 million, 16% higher than the US $195 million registered in the previous year.

REVENUE
Sales revenue for 4Q00 totaled Ps 3,148 million (US $327 million), 11% lower than the Ps 3,517 million (US $361 million) recorded in 3Q00 and also 23% below the Ps 4,095 million (US $393 million) registered in 4Q99. The 11% reduction in revenue observed between the 4Q00 and 3Q00 is attributable to the 10% volume reduction, as revenue per ton expressed in constant pesos remained largely flat (Ps 5,300 in 3Q00 vs. Ps 5,263 in 4Q00). The 23% decrease in revenue between 4Q00 and 4Q99 resulted from a 25% decrease in volume sold and a 2% improvement in revenue per ton expressed in constant pesos (Ps 5,166 in 4Q99 vs. Ps 5,263 in 4Q00).

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

From the above comparison, it seems that steel prices have stabilized for the time being; this assertion is largely true with respect to the previous quarter. Nevertheless, the revenue per ton figure continues to show some distortion versus the figure obtained in 4Q99 on account of the lower level of sales volume in 4Q00. Isolating the per ton contribution of other steel revenue, the revenue per ton is 3% lower in 4Q00 compared to the figure observed in 4Q99. Another relevant factor explaining the stabilization in revenue per ton is the dramatic shift in shipments observed throughout the comparable quarters. Hylsamex has been concentrating its sales efforts on the domestic market and limiting export sales to only the very high end of steel products. This has boosted the weighted average price of the mix, but at the expense of overall volumes.

Revenue per ton expressed in dollars reached US $547 during 4Q00, 1% higher than the US $544 obtained in 3Q00 and also 10% above the US $496 attained in 4Q99. After separating the effect of other steel revenue from the dollar revenue per ton figure, it remains unaltered vs 3Q00, but the comparison against 4Q99 yields a 5% improvement. As in the case of the comparison versus 3Q00, the analysis versus 4Q99 is affected by a relevant change in mix that boosted revenue per ton in 4Q00 but at the expense of the shipment level (i.e. reduction in exports, concentration of domestic and exports sales towards the higher end of steel products).

Revenues for the year 2000 totaled Ps 14,198 million (US $1,440 million), 4% lower than the Ps 14,875 million (US $1,373 million) registered in 1999. The decrease in sales revenue resulted from the 4% decrease in volume given a flat behavior in revenue per ton, expressed in constant pesos (Ps 5,222 in 1999 vs. Ps 5,216 in 2000). The annual comparison shows a more tangible effect of the peso overvaluation given an annual revenue per ton growth of US $47 dollars due to mix improvements and a favorable pricing trend during the first half of 2000 (US $482 in 1999 vs. US $ 529 in 2000). The erosion caused by domestic inflation in the equivalent peso value of the dollarized revenues explains the change between the dollar and the peso figures.

COSTS & EXPENSES

Cost of goods sold for 4Q00 amounted to Ps 2,824 million (US $294 million), 6% lower than the Ps 3,006 million (US $308 million) registered in the previous quarter and also 15% below the Ps 3,326 million (US $319 million) recorded in the same quarter of last year. Concerning the comparison between 4Q00 and 3Q00, the 6% drop is explained by the 10% decrease in volume that was partially canceled by a 4% increase in cost per ton expressed in constant pesos (Ps 4,529 in 3Q00 vs. Ps 4,722 in 4Q00). Although a higher cost is shown in 4Q00, the Company has significantly dampened the trend of escalating costs, yielding only a 4% increase in cost per ton versus 3Q00, in contrast with the 8% rise reflected in the 3Q00 vs 2Q00 period. This happened despite the sharp energy hikes that occurred in 4Q00. The different cost-cutting and cost-containment measures implemented are putting a halt to the increases in cost per ton. Management tactically modified the different steel operations in order to cope with the high-energy cost, constraining DRI production to the 4M Plant in Monterrey, using fixed natural gas prices at US $4.00 per MMBtu (3yr contract) and relying on purchased raw material at reasonable cost for the remainder metallic charge needs. This isolates the Company against further

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

increases in natural gas prices. Regarding COGS comparison between 4Q00 and 4Q99, the 15% reduction is due to the 25% decrease in volume sold, partially offset by a 13% cost increase in Pesos on a per ton basis (Ps 4,196 in 4Q99 vs. Ps 4,722 in 4Q00). There are two main culprits behind the higher cost per ton versus a year ago: higher energy costs and a greater per unit amount of fixed cost. First, energy prices increased dramatically throughout the year 2000 and, though financially hedged and with a lower consumption rate, they continued to negatively affect the Company. Second, the significant decrease in volume sold is increasing the fixed cost per ton burden.

A more relevant cost comparison for a Company selling a dollar based tradable like steel is the dollar equivalent cost per ton. Therefore, using the COGS figures expressed in dollars, the cost per ton reached US $491 in 4Q00, US $26/ton higher than the US $465 incurred in 3Q00 and also US $88/ton above the US $403 accrued in 4Q99.

The 6% or US $26 increase in cost per ton in 4Q00 vs. 3Q00 is the result of an US $18/ton unfavorable change in variable cost and a US $8/ton increase in fixed cost. On the variable cost side, the variation is explained mainly by the increases in energy (a detailed analysis of the main variable inputs is included in a separate section below). Regarding the fixed cost component, the entire increase is due to the lower sales volume that creates a less efficient spreading of fixed costs on a per ton basis. On an absolute basis, fixed costs were actually reduced by US $9 million (US $10 million on a cash basis); a decrease associated with the reduction in outsourced manpower and to the temporary layoff, at 50% of their regular pay, mainly of the mines' personnel. On top of that, fixed costs are showing additional reductions related to the lower level of activity, particularly at mill #1 of the Flat Products Division.

The 22% or US $88/ton increase in cost per ton in 4Q00 vs. 4Q99 results from a combination of the US $58/ton rise in variable costs and a US $30/ton unfavorable variation in fixed costs. Regarding variable costs, the increase is the result of higher energy prices. Focusing on the fixed cost side, the increase is completely associated with the decrease in volume sold that triggered a higher fixed cost per ton burden. On an absolute basis, fixed costs were reduced by US $8 million (US $13 million on a cash basis) versus the level a year ago.

Cost of goods sold for the year 2000 amounted to PS 11,856 million (US $1,203 million), 2% higher than the Ps 11,646 million (US $ 1,075 million) reached in 1999. The increase in cost occurred in spite of a 4% drop in volume sold and is the result of a 6% increase in cost per ton expressed in constant pesos (Ps 4,088 in 1999 vs. Ps 4355 in 2000). The higher cost per ton figure registered in 2000 as compared to 1999 is the direct result of higher energy prices and a costlier metallic charge that affected the variable cost and the negative incidence of less efficient distribution of fixed cost due to the reduction in tonnage sold.

NATURAL GAS: The hedged cost of natural gas reached US $4.36/MMBtu (US $5.18/MMBtu unhedged) during the 4Q00, 9% higher than the US $3.99/MMBtu registered in the previous quarter and also 69% higher than the US $2.58/MMBtu observed in the same quarter of last year. The 4M DRI Plant, the only one in operation, was shutdown during January 2001 due to very high gas prices. This

decision was reversed as a result of the 3-year contract at a fixed price of US$ 4.00 per MMBtu offered by the Mexican Government utility (Pemex). The 4M Plant will resume operations on February 14, 2001, following a scheduled maintenance conducted during January.

ELECTRICITY: Fluid rates increased to US ¢3.62/kWh in 4Q00, 4% higher than the US ¢3.49/kWh registered in the previous quarter and also 18% higher than the US ¢3.06/kWh recorded in the same quarter of last year. There is a component of the electricity tariff (41%) that is tied to fossil fuel costs and has been going up due to price increases in such items. The remaining 59% of the tariff is linked to three different producer price indexes, which are also going up in dollar terms as a result of the overvaluation of the Peso. The company is reducing its electricity usage due to the halt in production at the ingot-casting mill of the Flat Products Division and also to the reduction in melting activity at the Puebla Plant as a consequence of importing billet to roll into rebar and wire rod.

DIRECT REDUCED IRON:(equivalent iron units): In-house produced DRI reached US $166/ton (US $151 in DRI units) during 4Q00, 8% higher than the US $154/ton registered in 3Q00 and also 34% above the US $124/ton observed in 4Q99. The rise in natural gas prices observed in 4Q00 versus the comparable quarters caused the increase in the cost of the metallic.
The Company reduced its production of DRI during 4Q00, temporarily shutting down the 2M and 3M DRI facilities at the Flat Products Division and the 2P DRI plant at the Puebla Plant of the Bar and Rod Division. As a result, the Company resorted to using DRI inventories as well as production of DRI from the 4M DRI plant of the Flat Products Division that feeds the thin slab-casting mini-mill. Hylsamex has already secured the necessary raw materials to meet its metallic charge requirements for 1Q01.

IMPORTED SCRAP: The steel scrap imported from the United States reached US $118/ton in 4Q00, 9% lower than the US $130/ton registered in the previous quarter and also 6% below the US $126/ton observed in the same quarter of last year. Steel scrap prices are coming down in the United States, given a reduction in its consumption due to the slowdown in US economic activity.

DOMESTIC SCRAP: The metallic reached US $114/ton during the 4Q00, 7% lower than the US $123/ton registered in the previous quarter and also 1% below the US $115/ton observed in the same quarter of last year. The price of this input follows the trends observed in the imported scrap.

HBI, PIG IRON AND BILLET: As a result of the reduction of in-house DRI production, Hylsamex resorted to purchasing relevant quantities of DRI substitutes, namely pig iron and hot briquetted Iron (HBI). This import substitution strategy is critical, as a minimum level of virgin iron metallic is required to produce the mix of value-added flat products as well as high carbon wire rod. The Company has managed to obtain, so far, advantageous prices on these raw materials in different parts of the world, resulting in a very effective way to isolate itself from the energy shock it faces. In addition, Hylsamex complemented the raw material substitution requirements with the purchase of billet (a semi-finished product), not only helping it to reduce gas consumption but also decreasing the use of electricity in the melt shop of the Puebla Plant of the Bar & Rod Division.

As a by product of the raw material substitution strategy, Hylsamex is actively commercializing the iron ore pellet coming from its mining operations, in particular the tonnage from its Peña Colorada mine. Hylsamex channeled 126,000 tons to the export market during 4Q00. The profitable commercialization of iron ore pellets is helping to offset the cost burden associated to the mine operations. The metallic charge in 4Q00 included 5.0% of pig iron and HBI. In addition, a similar percentage of metallic charge requirements was substituted through the use of the billet at the Puebla Plant.

OPERATING EXPENSES

Operating expenses for 4Q00 totaled Ps 254 million (US $26 million), 7% lower than the Ps 273 million (US $28 million) recorded in 3Q00 and also 23% below the Ps 328 million (US $32 million) registered in 4Q99. The Company is making an effort to reduce its administrative expenses as part of the comprehensive cost cutting and cost containment programs.

The ratio of operating expenses to sales reached 8.1% in 4Q00 compared to the 7.8% achieved in 3Q00 and the 8.0% obtained in 4Q99. The Company has managed to maintain a fairly stable ratio of operating expenses to sales -despite the decline in revenues- due to the reduction in operating expenses.

Operating expenses for the year of 2000 reached Ps 1,072 million (US $109 million), 10% lower than the Ps 1,191 million (US $110 million) registered in 1999. The reduction is related to the lower level of freight expenses associated with the decrease in shipments as well as savings resulting from lower administrative and sales expenses. The ratio of operating expenses to sales in 2000 reached 7.5%, lower than the 8.0% level achieved in 1999.

OPERATING INCOME

Operating income for the 4Q00 reached Ps 69 million (US $7 million), 71% lower than the Ps 238 million (US $24 million) registered in 3Q00 and also 84% below the Ps 441 million (US $42 million) obtained in 4Q99. The operating margin for 4Q00 was 2.2% compared to the 6.8% obtained in the previous quarter and the 10.8% attained in the same quarter of last year. The lower level of operating profits and margins in 4Q00 versus the comparable quarters is the result of the volume reductions and cost increases previously detailed.

The operating income for the year 2000 reached Ps 1,270 million (US $128 million), 38% lower than the Ps 2,038 million (US $188 million) obtained in 1999. The level of operating income during 2000 resulted from a good performance during the first half in which the Company experienced improvements in steel prices and solid shipment levels but that contrasted with declining operating profits in a second half where increases in energy items and the volume reductions in the most commodity products or least favorable markets (export markets) in terms of pricing, affected the performance. The operating margin for the year 2000 was 8.9% compared to the 13.7% obtained in 1999.

OPERATING CASH FLOW

The Company generated operating cash flow (measured by EBITDA) equivalent to

US $40 million (Ps 386 million) in 4Q00, 28% lower than the US$ 56 million (Ps 544 million) obtained in the previous quarter and also 43% below the US $70 million (Ps 730 million) achieved in the same quarter of last year. The EBITDA margin for the 4Q00 reached 12.3% compared to the 15.4% recorded in the previous quarter and the 17.8% registered in the same quarter of last year.

Hylsamex generated operating cash flow during 2000 (measured by EBITDA) for the equivalent in dollars of US $253 million (Ps 2,505 million), 14% lower than the US $295 million (Ps 3,211 million) reached in 1999. The EBITDA margin for the year 2000 reached 17.6% compared to the 21.5% attained in 1999.

COMPREHENSIVE FINANCIAL RESULT
The Comprehensive Financial Result (CFR) was a Ps 295 million (US $31 million) net financial cost in 4Q00, in contrast with the Ps 410 million (US $40 million) net financial gain registered in 3Q00, but lower than the Ps 344 million (US $33 million) net financial cost obtained in 4Q99. Macroeconomic variables such as the peso depreciation and the level of domestic inflation during 4Q00 explain the variation against the comparable quarters:

4Q00 CFR: The domestic currency experienced a devaluation of 1.81%, and generated a level of foreign exchange losses that, together with the financial expenses for the quarter, were not offset by the positive effect from monetary gains.

3Q00 CFR: The peso showed a 5.27% appreciation during the quarter, generating significant FX gains, which coupled with the monetary gains derived from the 1.67% inflation for the period, permitted the Company to offset the effect of its debt burden and to book a net financial gain for the period.

4Q99 CFR: The peso showed 1.84% depreciation during the quarter, which generated relevant FX losses. The amount of the exchange losses coupled with the level of financial expenses were large enough that monetary gains resulting from the 2.55% domestic inflation were insufficient to offset them, generating a net financial cost in the quarter.

NET EARNINGS
Hylsamex registered a net majority loss of Ps 37 million (US $4 million) in 4Q00, contrasting with a net majority gain of Ps 399 million (US $40 million) recorded in 3Q00, and higher than the net majority loss of Ps 81 million (US $8 million) recognized in 4Q99.

The US $41 million decrease in earnings versus 3Q00 is mainly the result of:
A reduction in operating earnings (US $17 million)
The change from a positive to a negative comprehensive financing cost largely due to FX losses triggered by a 1.81% devaluation (US $86 million)
Negative extraordinary items arising from severance payments and asset write-offs (US $7 million)
A partially offsetting positive change in the tax provision figure associated to lower pretax income figures for 2000 (US $40 million)
Better results from non-consolidated subsidiaries in 4Q00 (US $11 million)

The US $3 million negative variation against 4Q99 arises from:
A decrease in operating profits (US $35 million)
Recognition of negative extraordinary items concerning severance payments and asset write-off (US $7 million)
A lower tax provision (US $20 million)
Improved results from non-consolidated subsidiaries (Amazonia) in 4Q00 (US $26 million)

CAPITAL EXPENDITURES

The Company had capital expenditures of US $9 million (Ps 84 million) during 4Q00. Capex for the entire year of 2000 reached US $43 million (Ps 425 million) compared to the US $83 million (Ps 911 million) spent in 1999¾out of which US $31 million and US $22 million correspond to deferred charges mainly related to capitalized mine stripping expenses for the years 2000 and 1999, respectively. Hylsamex reduced its capital expenditures budget to a minimum, concentrating on basic replacement Capex and a few minor strategic investments.

DEBT & FINANCIAL STRUCTURE

Debt Outstanding:

Net debt outstanding as of December 31, 2000 reached US$ 1,345 million, US $22 million lower than the US $1,368 million registered as of September 30, 2000 and US $36 million below the US $1,381 million recorded as of December 31, 1999. Key to the reduction in net debt observed in 4Q00 vs. the 3Q00 level was reimbursed for an asset tax from prior years that was received in December 2000 amounting of US $19 million. During 2000, Hylsamex managed to generate a modest level of free cash flow to show a 3% reduction in net indebtedness.

Financial Structure:

Hylsamex shows a cash balance equivalent to US $132 million as of December 31, 2000¾ out of which US $109 million was in US currency¾, US $32 million above the US $100 million level shown as of September 30, 2000. Short-term debt was kept at the same US $189 million level as of September 30, 2000. During 4Q00, the Company made long-term principal payments of US $22 million.

Leverage and Financial Coverage:

The ratio of total borrowed funds to LTM EBITDA reached 5.48 times in 4Q00, higher than the 4.89 times achieved in the previous quarter and also above the 4.45 times attained in the same quarter of 1999. The reduction in cash generation caused the increase in this cash flow oriented leverage ratio.

EBITDA/Interest reached 1.73 times in 4Q00, lower than the 2.04 times attained in the previous quarter and also below the 2.06 times obtained in the same quarter of last year. The decrease in the EBITDA figure explains the reduction in interest coverage.

Different financial ratios included in several loan agreements were not met in 3Q00 due to the decrease in cash flow generation. The Company obtained from the respective lenders the necessary waivers to be in compliance with the mentioned agreements as of such date. As in the case of 3Q00, certain financial ratios included in different loan agreements were also not met in 4Q00 due to the lower levels of EBITDA generated over the past two quarters.

The Company is already engaged in conversations with the corresponding lenders to waive or amend the financial ratios that are not in compliance.

EQUITY INCOME FROM ASSOCIATED CO. (AMAZONIA)
Equity income from Amazonia (Sidor) for 4Q00 amounted to a loss of Ps 97 million (US $10.2 million) compared to the loss of Ps 11 million (US $1.1 million) registered in 3Q00, and the Ps 164 million loss (US $16.7 million) attained in 4Q99.
Hylsamex posted a positive figure in results from non consolidated subsidiaries in 4Q00 of Ps 164 million (US $17 million) due to the exclusion of Amazonia's 4Q99 numbers, reported in 1Q00 due to the discontinuation of the one-quarter delay reporting policy. The 4Q00 loss at Amazonia is due primarily to accounting changes in treatment of debt, and in the deterioration of international steel prices that affected Sidor's operating performance. Both Sidor and Amazonia recognized in 4Q00 a new accounting standard that requires all companies with loans, including step-up spreads, to adjust their interest burden to reflect an average cost of funding throughout the life of the debt; the adjustment relates to the full year 2000.
Sales volume reached 727,800 tons in 4Q00, 8% higher than the 672,700 tons sold in the previous quarter and also 19% above the 613,000 tons shipped in 4Q99. An explanation of Sidor's domestic and international markets follows:

Total domestic shipments in 4Q00 were 302,700 tons, reflecting a 10% decrease from the 337,800 tons sold in 3Q00. In Venezuela, the last fifteen days of the year showed a reduction in economic activity, thus explaining the decrease. Nevertheless, the domestic sales volume for 4Q00 is solid, showing a 24% increase versus the 273,700 tons sold in 4Q99. The Venezuelan oil sector is responsible for most of the year-over-year increase.

Export volumes in 4Q00 arrived to 425,100, showing a 27% increase versus the 334,900 tons sold in 3Q00, and a 15% gain from the 369,300 tons shipped in 4Q99. The growth in the export market related to higher shipments of semi finished products such as slab and billet.

Sales volume for 2000 was 2,767,600 tons, representing a 20% increase versus shipments in 1999. The volume growth relates to increases in both, domestic and export markets. Given the strength of shipments, total sales revenue for the year 2000 amounted to US $985 million, representing a 48% increase versus the US $666 million attained in 1999. Besides shipments' growth, sales also received a boost from better revenue per ton, which is associated to positive developments in steel prices during the first half of 2000 and a richer product mix in terms of a higher, better priced volume sold within Venezuela. EBITDA for 2000 was US $140 million, in contrast to the negative US $29 million recorded in the previous year.

HYLSAMEX, S. A. DE C. V. AND SUBSIDIARIES

HYLSAMEX, S. A. DE C. V.

NOTES TO CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS
AT DECEMBER 31, 2000 WITH COMPARATIVE FIGURES FOR 1999

Millions of Mexican pesos of December 31, 2000 purchasing power
(except where otherwise indicated)

1. ACTIVITIES OF THE COMPANIES

Hylsamex, S. A. de C. V. (HYLSAMEX), a subsidiary of Alfa, S. A. de C. V. (ALFA), is one of the largest steel companies in Mexico and a market leader in each of its major product lines, which are intended primarily for the construction, autoparts and home appliance industries.

HYLSAMEX's activities are carried out through itself and through subsidiary companies of which it owns the majority of the common stock. Its activities are also carried out through associated companies, in whose management it has a significant participation but which it does not control. The principal subsidiaries and associated companies are:

	% ownership at December 31,(a) 2000	1999
Hylsa, S. A. de C. V. and subsidiaries:	100	100
Consorcio Minero Benito Juárez		
Peña Colorada, S. A. de C. V.	51	51
Peña Servicios, S. A. de C. V.	100	100
Las Encinas, S. A. de C. V.	100	100
Aceros Prosima, S. A. de C. V.	100	100
Materiales y Aceros Masa, S. A. de C. V.	100	100
Acerex, S. A. de C. V.	51	51
Acerex Servicios, S. A. de C. V.	100	100
Pegi, S. A. de C. V.	52	52
Técnica Industrial, S. A. de C. V.	100	100
Transamerica E. & I., Corp.	100	100
Ferropak Servicios, S. A. de C. V.	100	100
Ferropak, S. A. de C. V.	100	100
Comercializadora Las Encinas, S. A. de C. V. (b)	100	
Galvak, S. A. de C. V. and subsidiaries:	100	100
Galvamet Trading, Inc.	100	100
Galvacer Chile, S. A. (c)	100	
Promotora Azteca, S. A. de C. V. and subsidiary:	100	100
Express Anáhuac, S. A. de C. V.	100	100
Hylsa Latin, L. L. C. and associates (d):	100	100
Consorcio Siderurgia Amazonia, Ltd.	37	35

CVG Siderúrgica del Orinoco, C. A.	70	70
Exan Corporativo, S. A. de C.V. (b)	100	
Galvanet, S. A. de C.V. (e)	100	

(a) % ownership HYLSAMEX has in the holding companies and % ownership that these holding companies have in their subsidiaries and associated companies.

(b) In September 2000 the name of Exan Corporativo, S. A. de C. V. was changed to Comercializadora Las Encinas, S. A. de C. V. All of its common capital stock was sold to Hylsa, S. A. de C. V.

(c) Galvacer Chile, S. A. (a Chilean company) whose main activity is the commercialization of steel products was incorporated in April 2000.

(d) Consorcio Siderurgia Amazonia, Ltd. (Amazonia) has 70% ownership in CVG Siderúrgica del Orinoco, C. A. (Sidor) a Venezuelan company (see Notes 5 and 15).

(e) Galvanet, S. A. de C. V. whose main activity is the commercialization of steel products through electronic means was incorporated in October 2000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements comprise those of HYLSAMEX and all its subsidiaries.

The individual financial statements of HYLSAMEX (parent company) have been prepared in order to comply with legal requirements in Mexico to which it is subject as an independent legal entity. In these financial statements the investment in shares of subsidiaries is accounted for by the equity method (paragraph c. below).

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in Mexico, including the standard requiring comprehensive recognition of the effects of inflation on the financial information. Consequently, all financial statements, including those of prior periods presented for comparative purposes, are stated in constant pesos of December 31, 2000 purchasing power.

The financial statements of the foreign subsidiary and associated companies are conformed to accounting principles generally accepted in Mexico.

The most important indexes (National Consumer Price Index - NCPI) used to reflect the effects of inflation on the financial statements were: 336.596, 308.919 and 275.038 at December 31, 2000, 1999 and 1998, respectively (1994 = 100).

Following is a summary of the most significant accounting policies:

a. Temporary investments

These investments are stated at market value.

b. Inventories and cost of sales (Note 4)

Inventories are stated at estimated replacement cost, basically at the latest purchase prices and production costs of the year. The amounts shown for inventories do not exceed market value.

The cost of sales is shown based on the estimated replacement costs prevailing on the dates when the sales were effected.

c. Investment in shares of associated companies (Note 5)

The investment in associated companies (see (d) in Note 1) is accounted for by the equity method. In accordance with this method, changes in the carrying amount of the shares derive from the changes occurring after the acquisition date in the stockholders' equity accounts of the investees.

Up to December 31, 1999 the investment in Amazonia and Sidor was determined based on their financial statements at September 30; therefore, it was accounted for by the equity method with a three-month lag. From 2000 onwards management decided to change this policy and eliminate the lag. Consequently, the results of these associated companies for the last quarter of 1999, a loss of Ps163, was recorded directly in stockholders' equity. Since the investment in these associated companies is classified as a hedged liability, the exchange differences arising in connection with this investment are recorded directly in stockholders' equity. The effect of the translation of these financial statements is also included in stockholders' equity.

d. Property, plant, equipment and depreciation (Note 6)

Property, plant and equipment and the related accumulated depreciation are stated at cost restated by applying factors derived from the NCPI to the historical cost, except for machinery and equipment of foreign origin, which are stated at cost restated by applying factors derived from the general inflation index of the country of origin to the corresponding foreign currency amounts and translating those amounts to pesos at the exchange rate prevailing at the closing date.

Depreciation is calculated by the straight-line method based on the estimated useful lives of the assets as determined by the companies.

The net comprehensive financing expense (or income) incurred to finance construction in progress is capitalized as part of the cost of these assets until they become operational on a normal basis.

e. Deferred charges

This caption is stated at cost restated by applying factors derived from the NCPI to the historical cost. It comprises principally capitalized expenses relative to the deposits of extractable mineral of the mining subsidiaries,

costs of development and implementation of integral computer systems, expenses for placement of debt, and preoperating expenses, all of which are subject to amortization.

f. Other asset

This caption comprises an intangible asset related to the pension and retirement plans (see Note 9).

g. Transactions in foreign currency and exchange differences (Note 7)

Monetary assets and liabilities in foreign currencies, mainly U.S. dollars (US$), are stated in Mexican currency at the rates of exchange in effect at the balance-sheet date. Exchange differences arising from changes in exchange rates between the transaction and settlement dates or the balance-sheet date are charged or credited to income. Exchange differences arising from hedged liabilities are recorded in stockholders' equity under the caption cumulative translation adjustment.

h. Estimated liabilities for seniority premiums and pensions plans (Note 9)

The cost of the employee retirement plans (pension, health-care expenses and seniority premiums), both formal and informal, is recognized as an expense of the years in which the services are rendered in accordance with actuarial studies made by independent actuaries.

Other compensation based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, is charged to income in the year in which it becomes payable.

i. Derivative financial instruments

Liabilities arising from derivative financial instruments are stated at fair value and are included in the balance sheet as other liabilities. The differences between the fair value and the acquisition cost (including purchase expenses and premiums or discounts), as well as gains and losses incurred, are recorded directly in income, except for those arising from financial transactions on HYLSAMEX's own shares, which are recorded directly in stockholders' equity net of deferred income tax (see Note 10).

j. Comprehensive financing (expense) income (Note 12)

This item is determined by grouping in the statement of income all interest and other financial income and expense, exchange gains and losses, and the gain or loss on monetary position.

The gain or loss on monetary position represents the effect of inflation, as measured by the NCPI, on the Company's monthly net monetary assets or liabilities during the year.

k. Income tax, asset tax and employees' profit sharing (Note 14)

Up to 1999 income tax and employees' profit sharing were recorded using interperiod allocation procedures under the partial liability method. Under

this method the effect on income tax and profit sharing of nonrecurring timing differences between taxable income and financial pretax income which were expected to reverse in an identifiable time period was recorded as deferred income tax and deferred employees' profit sharing.

From January 1, 2000 onwards the Company adopted the standards contained in Statement
D-4 Revised, "Accounting for Income Tax, Asset Tax and Employees' Profit Sharing". The adoption of this Statement represented significant changes with respect to the above-mentioned partial liability method of accounting. The new method of accounting requires recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of all assets and liabilities and their respective tax bases.

In accordance with this Statement, the accumulated effect of its adoption as of January 1, 2000 was charged directly to stockholders' equity. Such accumulated effect required the recognition of a consolidated net liability for deferred income tax of Ps1,969, and a net charge to stockholders' equity for the same amount, of which Ps1,712 correspond to the majority interest. In the case of the individual financial statements of HYLSAMEX, the effect was distributed as follows: the recognition of a deferred asset of Ps44 and a decrease in the investment in shares of subsidiaries of Ps1,756.

1. Earnings per share

Earnings per share are computed on the basis of the weighted average number of common shares outstanding during the year. There are no effects arising from potentially dilutive shares.

3. BALANCES AND OPERATIONS WITH RELATED PARTIES

The statements of income include the following operations with related parties:

2000 1999
Consolidated
Corporate services paid (Ps 387) (Ps 363)

HYLSAMEX
Sales 1,476
Purchases / cost of sales (771) (2,455)
Operating expenses (171) (162)
Financial income (expense), net 41 (36)

The balance included in the balance sheet arise from the above-mentioned operations.

4. INVENTORIES

Consolidated inventories were analyzed as follows:

	2000	1999
Finished products	Ps 676	Ps 758
Work in process	416	371
Raw materials	703	621
Spare parts, tools and materials	858	901
Estimated replacement cost	Ps 2,653	Ps 2,651

5. INVESTMENT IN SHARES OF ASSOCIATED COMPANIES

This investment comprised the following:

	Consolidated	HYLSAMEX
Amazonia / Sidor (see Note 15)	Ps 1,024	Ps 1,024
Note receivable convertible in shares	440	
Other	84	84
	Ps 1,548	Ps 1,108

6. PROPERTY, PLANT AND EQUIPMENT

Consolidated property, plant and equipment comprised the following:

	2000	1999
Land	Ps 1,017	Ps 1,037
Depreciable assets	35,276	35,971
Construction in progress and other assets	579	1,031
	36,872	38,039
Less - Accumulated depreciation	17,016	16,845
Net restated cost	Ps 19,856	Ps 21,194

Depreciation charged to income represented average annual rates of 2.81% in 2000 and 2.79% in 1999.

At December 31, 2000 Hylsa and several of its subsidiaries had purchased commitments for machinery and equipment of approximately US$3.4 million, related to the expansion and modernization programs for their productive plants.

As a result of the significant increase in the cost of natural gas during the last months of 2000, depreciable assets with a net restated value of Ps2,230 are temporarily out of use.

Liens on fixed assets are referred to in Note 8.

7. FOREIGN CURRENCY POSITION

At December 31, 2000 and 1999, the exchange rates were 9.59 and 9.52 nominal pesos to the

U.S. dollar, respectively. At March 2, 2001, date of issuance of the audited financial statements, the exchange rate was 9.70 nominal pesos to the dollar.

Amounts shown below in this note are expressed in thousands of U.S. dollars, since this is the currency in which most of the companies' foreign currency transactions are carried out.

At December 31, 2000 the companies had the following foreign currency assets and liabilities:

	Consolidated	HYLSAMEX
Monetary assets	US$ 184,676	US$ 56,038
Current liabilities	(328,147)	(45,039)
Long-term liabilities	(962,674)	(41,420)
	(1,290,821)	(86,459)
Foreign currency monetary position	(US$1,106,145)	(US$ 30,421)
Nonmonetary assets	US$ 1,170,559	US$ 7,583

The nonmonetary assets (inventories, machinery and equipment) mentioned above are those manufactured outside Mexico and are stated at their net restated cost. Nonmonetary assets also include the investment in shares of associated companies.

Following is a summary of the transactions in foreign currency:

	2000	1999
Consolidated		
Goods and services:		
Exports	US$ 223,212	US$ 194,968
Imports	(262,487)	(141,976)
Interest expense, net	(101,804)	(81,605)
Imports of machinery and equipment	(3,818)	(19,142)
HYLSAMEX		
Interest expense, net	(2,313)	(2,790)

8. LONG-TERM DEBT

At December 31, 2000 the long-term debt comprised the following:

	Consolidated	HYLSAMEX	Interest rate(*)
Loans in U.S. dollars:			
Eurobonds (a)	Ps 2,853		9.82%
Debentures (b)	880		7.26%
Commercial paper USCP	576		12.89%
Bank loans secured			
by accounts receivable and by			

the assets purchased 906 8.90%
Bank loans secured
by export sales (c) 907 Ps 422 9.54%
Unsecured bank loans (d) 3,351 179 9.25%
Other 5

Loans in Mexican currency:
Bank loans secured by the
assets purchased 51 21.30%
Unsecured bank loans 1,650 19.53%

Loan contracted in investment
units (UDIs) (e) 636 8.75%
11,815 601
Current maturities (943) (203)
Long-term debt Ps 10,872 Ps 398

Long-term maturities of the debt are as follows:

	Consolidated	HYLSAMEX
2002	Ps 2,736	Ps 295
2003	2,330	103
2004	1,814	
2005	1,048	
2006 to 2007	2,944	
	Ps 10,872	Ps 398

(*) The interest rates shown are the average nominal rates at December 31, 2000.

(a) The eurobonds, amounting to US$300 million, were placed outside Mexico by Hylsa and are payable in 2007 with the option to be repurchased from the year 2002 onwards.

(b) The debentures are temporarily secured by the Hylsa shares owned by HYLSAMEX, which will be replaced by certain assets of Hylsa and HYLSAMEX. This liability, with a face value of US$100 million, is shown net of a discount of US$8.4 million (equivalent to Ps80.2).

(c) Includes: (i) loans of US$50 million; the agreements covering these loans contain certain covenants for HYLSAMEX such as the obligation to channel specific cash flows to guarantee the next maturity and the obligation to supply products manufactured by Hylsa, as well as the obligation to lend a portion of the proceeds to Hylsa, which must comply with certain financial ratios. These liabilities are shown net of a cash deposit of US$6 million (equivalent to Ps57.5) applicable to the current portion; and (ii) a loan of US$60.9 million obtained by Galvak which is shown net of a cash deposit of US$10.5 million (equivalent to Ps100.4) applicable to the current portion.

(d) Includes loans of US$228.5 million contracted by HYLSAMEX (US$18.5 million) and Hylsa (US$210.1 million) in January 1998 to finance their investment in Amazonia (see (d) in Note 1), which are shown net of cash deposits of US$3.3 million (equivalent to Ps31.8) applicable to the current portion.

(e) Corresponds to a promissory note issued by Hylsa in March 2000 for 218,643,000 UDIs maturing in 2005. The UDI was equivalent to Ps2.9092 at December 31, 2000, and Ps2.9448 at March 2, 2001, date of issuance of the financial statements.

At December 31, 2000 HYLSAMEX was not in compliance with certain financial ratios specified by loan agreements covering loans of US$63 million from certain financial institutions. At the date of issuance of these financial statements, the Company was negotiating with the respective banks with a view to obtaining the corresponding waivers. Similar waivers have been obtained in the past when needed.

At December 31, 2000 property, plant and equipment of Ps2,551, shares of subsidiaries and associated companies with a book value of Ps1,882, accounts receivable of Ps311 and certain export sales, were pledged to guarantee liabilities totaling Ps2,744.

On March 1, 2001, ALFA and Hylsa entered into agreements with various banks encompassing the following: (a) Hylsa's total short-term bank debt at that date was refinanced and its maturity extended through January 31, 2002; (b) waivers were granted for the period December 31, 2000 to January 31, 2002 covering noncompliance with certain financial ratios in respect of long-term debt of Hylsa in the amount of US$400 million, such waivers being subject to compliance by Hylsa with various commitments set forth in the agreements; and (c) ALFA granted a guarantee to Hylsa's short-term bank creditors for up to US$38.5 million and opened a credit line in favor of Hylsa for up to US$40 million, to be used under certain conditions, in order to support its liquidity. The foregoing agreements permit Hylsa to maintain compliance with its obligations to its creditor banks.

9. ESTIMATED LIABILITIES FOR SENIORITY PREMIUMS AND PENSION PLANS

The valuation of the liabilities for employee retirement plans (pensions and seniority premiums), both formal and informal, covers all employees and is based primarily on their years of service, their present age and their remuneration at date of retirement.

The formal retirement plans cover approximately 63% of the companies' employees and are congruent with and complementary to the retirement benefits established by the Mexican Social Security Institute. Additionally, Hylsa has established a plan to cover health-care expenses of retired employees.

Hylsa has established irrevocable trust funds for payment of pensions and seniority premiums, as well as for health-care expenses.

Following is a summary of the principal consolidated financial data relative to these obligations:

	2000	1999
Accumulated benefit obligation	Ps 797	Ps 897
Unfunded accumulated benefit obligation	Ps 669	Ps 599

Projected benefit obligation Ps 1,385 Ps 1,475
Plan assets at market value (128) (298)
Unamortized prior service costs (transition liability) (1,042) (1,125)
Unamortized actuarial gains and losses, net 283 284
Unfunded accrued seniority premiums and pension cost 498 336
Additional liability 288 362
Estimated liability for seniority
premiums and pension plans Ps 786 Ps 698

Net cost for the year Ps 179 Ps 171

Prior service cost (transition liability), plan amendment costs and actuarial gains and losses are recorded through charges to income by the straight-line method over the average remaining service life of the employees expected to receive the benefits, as follows:

2000 1999
Amortization period:
Transition liability 14 years 15 years
Unamortized actuarial gains and losses 18 years 18 years

Weighted real discount rate 6% 6%
Real estimated return at long-term on plan assets 8% 8%

10. DERIVATIVE FINANCIAL INSTRUMENTS ON OWN SHARES

HYLSAMEX has entered into several equity derivative contracts with respect to its shares. As a result, HYLSAMEX has the right and/or the obligation to purchase them at the agreed price (specified strike price). The number of shares involved and maturity of these contracts are as follows:

Number of shares
2001 4,615,331

In accordance with the above-mentioned contracts HYLSAMEX can elect, at the maturity date, either to purchase or sell shares or settle in cash any difference between the fair value of HYLSAMEX shares and the specified strike price, taking into account the upper or lower limits stipulated in the contracts. In all the contracts the amounts involved are measured in U.S. dollars. The specified strike price and/or number of shares are adjusted by the dividends paid.

The net effect of these operations was recorded directly in stockholders' equity and is summarized as follows (see Note 2.i):
2000 1999
Loss from derivative financial instruments on owns hares (Ps 32)

(Loss) gain on valuation of derivative
financial instruments on own shares (57) Ps 48
(Ps 89) Ps 48

11. STOCKHOLDERS' EQUITY

At December 31, 2000 the restated figures of stockholders' equity were

analyzed as follows:

	Nominal amount	Restatement	Restated amount
Contributed capital:			
Capital stock	Ps 122	Ps 319	Ps 441
Other contributed capital	668	1,604	2,272
	790	1,923	2,713
Earned surplus:			
Retained earnings	3,220	5,129	8,349
Deferred income tax	39	5	44
Surplus on restatement of capital		857	857
Cumulative translation adjustment		(11)	(11)
	Ps 3,259	Ps 5,980	Ps 9,239
Equity in earned surplus of subsidiaries and associated companies:			
Retained earnings	Ps 1,372	(Ps 97)	Ps 1,275
Deferred income tax	(1,660)	(96)	(1,756)
Deficit on restatement of capital		(2,054)	(2,054)
Cumulative translation adjustment		(147)	(147)
	(288)	(2,394)	(2,682)
	2,971	3,586	6,557
Total majority interest	3,761	5,509	9,270
Minority interest	589	1,260	1,849
Consolidated stockholders' equity	Ps 4,350	Ps 6,769	Ps 11,119

The subscribed and paid-in capital stock comprised 243,756,094 Series "B" common shares without par value, representing the fixed minimum portion without right of withdrawal and without restrictions as to the nationality of the owners. The variable portion of the capital is unlimited.

In 1996 the stockholders resolved to increase the fixed minimum portion of the capital stock by issuing 43,000,000 Series "B" shares, with the same characteristics as the current outstanding shares, to be placed in the domestic and foreign markets. At the date of issuance of these financial statements, such placement had not been made and therefore the capital stock increase had not been subscribed or paid in.

At December 31, 2000, HYLSAMEX's retained earnings included Ps919 million appropriated to the reserve for the repurchase of own shares.

During 2000, ALFA contributed preferred capital to Hylsa Latin, L. L. C. in the amount of Ps366.

Dividends paid from retained earnings which have not previously been taxed are subject to an income tax payable by the Company.

The surplus (deficit) on restatement of capital comprises principally the accumulated gain (loss) from holding nonmonetary assets and represents the difference between restating these assets by the specific cost method and restating them based on inflation measured in terms of the NCPI.

At December 31 the cumulative translation adjustment was as follows:

2000 1999
Loss on translation of financial statements (Ps 269) (Ps 485)
of foreign associated companies

Exchange gain from hedged liabilities
with respect to foreign associated companies 111 348
(Ps 158) (Ps 137)

12. COMPREHENSIVE FINANCING (EXPENSE) INCOME, NET

This item is analyzed as follows:

2000 1999
Consolidated
Financial expense (Ps 1,626) (Ps 1,693)
Financial income 181 135
Exchange (loss) gain, net (244) 372
Gain on monetary position 1,092 1,469
(597) 283

Portion capitalized in property,
plant and equipment (154)
(Ps 597) Ps 129

HYLSAMEX
Financial expense (Ps 106) (Ps 163)
Financial income 67 127
Exchange (loss) gain, net (4) 1
Gain (loss) on monetary position 29 (45)
(Ps 14) (Ps 80)

13. SPECIAL ITEMS, NET

Management has followed the practice of recording in this caption those charges and credits which, due to their unusual nature or nonrecurring characteristics, do not represent normal operations of the Company.
Additionally, this caption includes special charges related to programs for increasing productivity and reducing expenses and costs.
The net charge to consolidated income was as follows:

2000 1999
Gain on sale of subsidiary Ps 28
Loss on sale of fixed assets (Ps 13) (42)
Indemnities and other (69) (98)
(Ps 82) (Ps 112)

14. INCOME TAX, ASSET TAX AND EMPLOYEES' PROFIT SHARING

The net charge to consolidated income for taxes was as follows:

2000 1999
Income tax:
Currently payable (Ps 130) (Ps 622)
Deferred (62)
Tax on current year's income (192) (622)
Asset tax (35) (35)
(227) (657)
Extraordinary items:
Income tax reduction from realization
of tax loss carryforwards from prior years 150
Asset tax credit from prior years 330
Net charge to consolidated income (Ps 227) (Ps 177)

The reconciliation between the statutory and effective income tax rates for 2000 is shown below:

Income before income tax and
employees' profit sharing Ps 416

Equity in loss of associated companies 196
Ps 612
Rate (%)

Statutory income tax rate (Ps 214) 35.0

Add (deduct) effect of income tax on:
Nondeductible expenses (28) 4.6
Permanent inflation accounting differences 5 (.8)
Other permanent differences, net 45 (7.4)
Tax on current year's income (192) 31.4

Asset tax credits expired during year (35) 5.7

Total provision charged to income - effective rate (Ps 227) 37.1

The movement of deferred income tax during the year 2000 was as follows:

Deferred Recoverable
income tax asset tax Net
Initial accumulated effect, charged to
retained earnings (Ps 3,082) Ps 1,113 (Ps 1,969)

Effect for the year:
Income (62) (62)
Surplus on restatement of capital 291 291
Other stockholders' equity accounts 31 31
Asset tax paid, net 127 127
Net balance at December 31, 2000 (2,822) 1,240 (1,582)

Deferred income tax asset (409) (409)
Deferred income tax liability (Ps 3,231) Ps 1,240 (Ps 1,991)

At December 31, 2000 the main timing differences requiring recognition of deferred income tax are analyzed as follows:

Inventories	Ps 1,472
Property, plant and equipment, net	7,499
Deferred charges	1,178
Estimated liabilities	(498)
Other, net	(35)
Tax loss carryforwards	(1,554)
	8,062
Income tax rate	35%
Deferred income tax, net	Ps 2,822

Employees' profit sharing is determined at the rate of 10% on taxable income adjusted as prescribed by the Income Tax Law. Tax loss carryforwards and asset tax credits are not available for purposes of reducing employees' profit sharing.

15. COMMITMENTS

The purchase agreement covering the shares in Sidor provides for certain obligations to be guaranteed by Amazonia and its shareholders for up to US$150 million. In addition, Amazonia guaranteed, with recourse to its shareholders, Sidor's liabilities of US$626 million.

In March 2000, Amazonia and Sidor formalized debt-restructuring agreements with their creditors; this included reprogramming maturities, terms and covenants in connection with debt of approximately US$253 million and US$1,052 million, respectively. For the purpose of this restructuring, the shareholders contributed US$300 million, and committed themselves to repay bank loans of Amazonia for up to US$25 million in 2007, in the event that certain events described in the restructuring agreements occur.

The contingent liabilities and commitments of HYLSAMEX are proportional to its 37% investment in Amazonia.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2000**
HYLSAMEX, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 HYLSA S.A. DE C.V.	FAB. DE PROD. DE ACERO	2,051,158,856	100.00	1,106,593	9,527,466
2 GALVAK S.A.DE C.V.	FAB. DE LAMINA GALVANIZADA	51,836,578	100.00	260,327	864,478
3 PROM. AZTECA MEXICANA S.A. DE C.V.	CEL. OP. ACTIVAS Y PASIVAS CON ACCIONES	27,094,568	100.00	27,095	233,171
4 HYLSA LATIN LLC		12,831,079	0.00	108,373	(975,341)
5 GALVANET S.A DE C.V.	COME. PROD LAMINA GALV	4,900	100.00	49	(4,006)
6 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				**1,502,437**	**9,645,768**
ASSOCIATEDS					
1 CONSORCIO SIDERURGIA AMAZONIA	FAB. DE PROD. DE ACERO	1	37.10	2,417,906	1,463,736
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**2,417,906**	**1,463,736**
OTHER PERMANENT INVESTMENTS					**84,266**
TOTAL					**11,193,770**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2000**

HYLSAMEX, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

JUDGED INFORMATION

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	0	0	0	0	0	0
MACHINERY	8,769,313	1,506,295	7,263,018	26,506,677	15,509,768	18,259,927
TRANSPORT EQUIPMENT	0	0	0	0	0	0
OFFICE EQUIPMENT	0	0	0	0	0	0
COMPUTER EQUIPMENT	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**8,769,313**	**1,506,295**	**7,263,018**	**26,506,677**	**15,509,768**	**18,259,927**
NOT DEPRECIATION ASSETS						
GROUNDS	134,492	0	134,492	882,558	0	1,017,050
CONSTRUCTIONS IN PROCESS	386,451	0	386,451	13,276	0	399,727
OTHER	179,473	0	179,473	0	0	179,473
NOT DEPRECIABLE TOTAL	**700,416**	**0**	**700,416**	**895,834**	**0**	**1,596,250**
TOTAL	**9,469,729**	**1,506,295**	**7,963,434**	**27,402,511**	**15,509,768**	**19,856,177**

NOTES

ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 4 YEAR: 2000

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																	
FOREIGN TRADE																	
COMMERCE BANK	25/05/2001	9.07	0	0	0	0	0	0	0	0	0	143,996	0	0	0	0
BAYERISCHE VEREINSBANK	13/03/2001	9.00	0	0	0	0	0	0	0	0	0	259,192	0	0	0	0
INBURSA	21/05/2001	9.68	0	0	0	139,196	0	0	0	0	0	0	0	0	0	0
BANAMEX	06/03/2001	9.12	0	0	0	86,395	0	0	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA	01/01/2001	9.26	0	0	0	47,999	0	0	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL	10/04/2001	8.75	0	0	0	143,996	0	0	0	0	0	0	0	0	0	0
STANDARD CHARTERED	11/05/2001	9.29	0	0	0	0	0	0	0	0	0	345,589	0	0	0	0
BANK OF MONTREAL	09/05/2001	8.84	0	0	0	0	0	0	0	0	0	47,999	0	0	0	0
BANK ONE	11/04/2001	8.68	0	0	0	0	0	0	0	0	0	95,997	0	0	0	0
WITH WARRANTY																	
ABN AMRO	26/03/2004	10.67	0	0	0	0	0	0	0	0	0	14,857	33,599	33,599	8,400	0
BANAMEX	15/02/2005	10.38	0	0	0	35,925	65,899	70,511	76,601	11,228	0	0	0	0	0	0
BANCO BILBAO VIZCAYA/BANCOME	15/02/2005	10.49	0	0	0	31,541	71,795	77,982	86,158	6,728	0	12,777	12,177	9,326	0	0
BANCO INTERNACIONAL	15/12/2001	8.43	0	0	0	3,197	0	0	0	0	0	0	0	0	0	0
BANCO SANTANDER/SERFIN	15/02/2005	9.11	0	0	0	37,028	35,001	32,974	22,435	11,217	0	0	0	0	0	0
BANCOMEXT	14/09/2001	9.49	0	0	0	0	0	65,816	0	0	0	0	0	0	0	0
BANK OF AMERICA	26/03/2004	7.59	0	0	0	0	0	0	0	0	0	120,070	139,482	139,483	8,700	0
BANORTE	15/01/2005	15.74	19,712	31,227	0	19,064	18,324	17,280	17,280	158	0	0	0	0	0	0
BARKLAYS	17/12/2004	11.07	0	0	0	0	0	0	0	0	0	5,846	18,859	20,859	23,502	0
COMERICA BANK	17/12/2004	10.88	0	0	0	0	0	0	0	0	0	12,344	32,143	33,643	22,127	0
COMMERCE BANK	26/03/2004	10.67	0	0	0	0	0	0	0	0	0	5,306	12,000	12,000	3,000	0
CREDIT AGRICOLE INDOSUEZ	26/03/2004	10.67	0	0	0	0	0	0	0	0	0	5,306	12,000	12,000	3,000	0
CREDIT LYONNAIS	26/03/2004	10.67	0	0	0	0	0	0	0	0	0	7,959	17,999	17,999	4,500	0
DEUTSCHE BANK	17/12/2004	11.07	0	0	0	0	0	0	0	0	0	2,923	9,429	10,429	11,751	0
EXPORT DEVELOPMENT CORP.	01/01/2003	7.13	0	0	0	0	0	0	0	0	0	15,602	15,602	6,157	0	0
FIDEICOMISO DE FOMENTO MINER	15/11/2007	10.21	0	0	0	10,164	10,165	10,164	10,164	29,646	0	0	0	0	0	0
GENERAL ELECTRIC CAPITAL COR	17/12/2004	10.77	0	0	0	0	0	0	0	0	0	9,421	22,714	23,214	10,376	0
HYPO-VEREINSBANK	01/01/2005	7.00	0	0	0	0	0	0	0	0	0	96,814	73,956	57,529	14,537	16,239

S[redacted] EXC[redacted]E C[redacted] HY[redacted]X [redacted] [redacted]EXIC[redacted]TOC[redacted]HAN[redacted]

HYLSAMEX, S.A. DE C.V.

QUARTER: 4 YEAR: 2000

ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits In Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
KREDITANSTALT FUR WIEDERAFBA	01/01/2008	7.79	0	0	0	0	0	0	0	0	0	99,468	99,468	99,468	99,468	70,501
MIDLAND	17/12/2004	11.07	0	0	0	0	0	0	0	0	0	4,385	14,144	15,644	17,627	0
MORGAN GUARANTY TRUST	17/12/2004	11.07	0	0	0	0	0	0	0	0	0	13,468	43,447	48,054	54,144	0
STANDARD CHARTERED	15/12/2002	6.34	0	0	0	0	0	0	0	0	0	10,017	10,017	0	0	0
SUMITOMO	17/12/2004	11.07	0	0	0	0	0	0	0	0	0	6,437	20,765	22,968	25,878	0
THE FUJI BANK AND TRUST CO.	17/12/2004	8.51	0	0	0	0	0	0	0	0	0	135,930	196,597	101,089	5,737	0
WEST LB	17/12/2004	10.86	0	0	0	0	0	0	0	0	0	21,535	55,141	57,425	35,246	0
OTHER FINANCIAL ENTITIES																
BANAMEX	17/12/2004	16.78	0	461,668	0	13,333	118,951	76,709	75,392	0	0	0	0	0	0	0
BANCA SERFIN	10/12/2003	19.28	0	276,390	0	0	0	0	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA	30/05/2002	20.09	0	40,742	0	0	0	0	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL	01/01/2003	19.20	0	376,390	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	17/12/2004	15.57	0	280,927	0	17,800	151,861	103,005	101,233	0	0	0	0	0	0	0
BANCOMEXT	03/02/2005	8.77	0	0	0	0	0	0	0	287,991	0	0	0	0	0	0
BANK OF AMERICA	12/01/2001	8.84	0	0	0	0	0	0	0	0	0	47,999	0	0	0	0
BANORTE	10/12/2003	18.97	0	150,000	0	0	0	0	0	0	0	0	0	0	0	0
BARCLAYS BANK PLC	17/12/2004	12.82	0	0	0	0	0	0	0	0	0	5,597	37,018	29,185	28,632	0
CITIBANK	06/03/2001	9.84	95,461	0	0	182,394	0	0	0	0	0	0	0	0	0	0
COMERICA BANK	24/11/2005	10.70	0	0	0	21,299	21,301	21,299	21,299	21,299	0	4,197	27,763	21,889	21,474	0
DEUTSCHE BANK	17/12/2004	12.82	0	0	0	0	0	0	0	0	0	2,798	18,509	14,593	14,316	0
GENERAL ELECTRIC CAPITAL COR	17/12/2004	12.82	0	0	0	0	0	0	0	0	0	1,399	9,255	7,297	7,158	0
INBURSA	30/05/2002	20.09	0	71,299	0	0	0	0	0	0	0	0	0	0	0	0
MIDLAND BANK PLC	17/12/2004	12.82	0	0	0	0	0	0	0	0	0	4,197	27,766	21,892	21,474	0
MORGAN GUARANTY TRUST	01/01/2004	12.85	0	0	0	0	0	0	0	0	0	13,333	95,370	76,709	75,392	0
THE FUJI BANK AND TRUST CO.	17/12/2004	12.52	0	0	0	0	0	0	0	0	0	2,798	11,184	7,268	6,989	0
THE SUMITOMO BANK LTD.	21/01/2003	10.58	0	0	0	0	0	0	0	0	0	2,798	4,197	281	0	0
TOTAL BANKS			115,173	1,688,643	0	789,331	493,297	475,740	410,562	368,267	0	1,578,354	1,070,600	900,000	523,428	86,740

ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
STOCK EXCHANGE																
PRIVATE PLACEMENTS																
UNSECURED DEBT																
BANCA SERFIN	26/05/2004	7.26	0	0	0	0	0	0	879,741	0	0	0	0	0	0	0
JP MORGAN	15/09/2007	9.82	0	0	0	0	0	0	0	0	0	0	0	0	0	2,853,129
ECP	03/04/2001	8.30	0	0	0	0	0	0	0	0	0	280,820	0	0	0	0
PMP	03/09/2005	8.75	0	0	0	0	0	0	0	636,067	0	0	0	0	0	0
USCP	25/03/2003	12.47	0	0	0	0	0	0	0	0	0	95,997	191,994	287,991	0	0
TOTAL STOCK EXCHANGE			0	0	0	0	0	0	879,741	636,067	0	376,817	191,994	287,991	0	2,853,129
PROVEEDORES																
OTROS PROVEEDORES	30/12/2002		1,080,065	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			1,080,065	0	0	0	0	0	0	0	0	0	0	0	0	0
CTAS POR PAGAR	30/12/2002		331,817	251	405,612	0	5,064	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			331,817	251	405,612	0	5,064	0	0	0	0	0	0	0	0	0
			1,527,055	1,688,894	405,612	789,331	498,361	475,740	1,290,303	1,004,334	0	1,955,171	1,262,594	1,187,991	523,428	2,939,869

NOTES

LOS MONTOS DE LOS CREDITOS EXTRANJEROS SON DOLARES Y EL TIPO DE CAMBIO UTILIZADO FUE DE 9.5997 PESOS POR DOLAR

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2000**
HYLSAMEX, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	210,950	2,096,175	0	0	2,096,175
OTHER	12,211	141,415	0	0	141,415
TOTAL	**223,161**	**2,237,590**			**2,237,590**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	262,487	2,519,796	0	0	2,519,796
INVESTMENTS	3,818	36,652	0	0	36,652
OTHER	99,105	951,378	0	0	951,378
TOTAL	**365,410**	**3,507,826**			**3,507,826**
NET BALANCE	**(142,249)**	**(1,270,236)**			**(1,270,236)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**187,325**	**1,798,264**	0	0	**1,798,264**
LIABILITIES POSITION	**1,290,821**	**12,391,495**			**12,391,495**
SHORT TERM LIABILITIES POSITION	328,147	3,150,113	0	0	3,150,113
LONG TERM LIABILITIES POSITION	962,674	9,241,382	0	0	9,241,382
NET BALANCE	**(1,103,496)**	**(10,593,231)**			**(10,593,231)**

NOTES

TODAS LAS CIFRAS DE DOLARES ESTAN CONVERTIDAS A PESOS AL TIPO DE CAMBIO DE 9.5997 PESOS POR DOLAR.

EL ACTIVO TOTAL INCLUYE SOLO ACTIVOS MONETARIOS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2000**
HYLSAMEX, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	15,425,874	3,048,100	12,377,774	1.34	166,202
FEBRUARY	14,488,313	3,274,855	11,213,458	0.89	99,467
MARCH	14,125,147	3,114,238	11,010,909	0.55	61,043
APRIL	13,962,557	2,814,565	11,147,992	0.57	63,428
MAY	14,509,083	3,181,272	11,327,811	0.37	42,346
JUNE	14,658,774	3,277,456	11,381,318	0.59	67,415
JULY	15,110,847	1,351,028	11,917,819	0.39	46,489
AUGUST	14,392,411	3,060,669	11,331,741	0.55	62,267
SEPTEMBER	14,366,059	3,139,346	11,226,713	0.73	82,011
OCTOBER	15,054,486	3,646,057	11,408,429	0.69	78,559
NOVEMBER	15,623,959	3,922,257	11,701,703	0.86	100,052
DECEMBER	15,037,690	3,577,896	11,459,794	1.08	124,065
ACTUALIZATION:	0	0	0	0.00	147,266
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	(48,416)
TOTAL					**1,092,194**

NOTES

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED

JUDGED INFORMATION

Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2000**
HYLSAMEX, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
ACEREX, S.A. DE C.V.	PROCESAMIENTO Y CORTES DE ACERO	0	0
ACEREX SERVICIOS, S.A. DE C.V	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
C.M.B.J. P.COL., S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUST. MINERALES.	0	0
ACEROS PROSIMA, S.A. DE C.V.	COMPRA-VTA. Y SERV. DE MAQ. P/TODA CLASE DE PROD.	0	0
EXP. ANAHUAC, S.A.DE C.V.	TRANSPORTE FORANEO DE CARGA REGULAR	0	0
FERROPAK, S.A. DE C.V.	MAT'S. METALICOS PARA LA CONST. Y LA INDUSTRIA	0	0
FERROPAK SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
GALVAK, S.A. DE C.V.	FABRICACION DE LAMINA GALVANIZADA	0	0
COMERCIALIZADORA LESA, S.A. D	COMERCIALIZACION DE MINERAL	0	0
HYLSAMEX S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
HYLSA S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
LAS ENCINAS, S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUSTANCIAS MINERALES	0	0
MAT. Y AC. MASA, S.A. DE C.V.	VENTA DE PRODUCTOS DE ACERO	0	0
PEGI, S.A. DE C.V.	GENERACION DE ENERGIA ELECT. Y VAPOR DE PROCESO	0	0
PEÑA SERVICIOS, S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
PROM. AZ. MEX., S.A. DE C.V.	CELEBRAR TODA CLASE DE OPS. PAS. Y ACT. CON ACCS.	0	0
TECNICA IND., S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
TRANS.EXP.AND IMP.CORP.	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0
GALVAMET TRADING INC.	COMERC.PROD.DE ACERO Y LAMINA	0	0
HYLSA LATIN LLC	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACCS.	0	0
GALVANET S.A DE C.V.	COMERCIALIZ MEDIOS ELECTRONICOS	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2000**
HYLSAMEX, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	9.36
ELECTRODOS	UCAR CARBON MEXICANA				1.17
REFRACTARIOS	REF. MEX.	REFRACTARIOS	RADEX, PREMIER, AP GREEN	SI	2.17
ALEACIONES	CIA. MINERA AUTLAN				2.60
ZINC	PEÑOLES				1.85
RODILLOS	FUMOSA	RODILLOS	ESWAG	SI	1.18
CAL	REGIO CAL				1.09

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PLANOS			1,450	8,641,590			
NO PLANOS			837	2,698,753			
OTROS				620,559			
TOTAL				11,960,902			

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PLANOS			430	2,080,802			
NO PLANOS			5	16,220			
OTROS				140,567			
TOTAL				2,237,589			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **1999** 463,651

Number of shares Outstanding at the Date of the NFEA: 243,756,094
(Units)

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2000 42,438

Number of shares Outstanding at the Date of the NFEA: 243,756,094
(Units)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **2000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	243,756,094

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE COI HYLSAMX QUARTER: 4 YEAR: 2000
RAZON SOCIAL: **HYLSAMEX, S.A. DE C.V.**

ANNEX 12 - A
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)
(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **1999** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 243,756,094

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2000

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHAI	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF DICIEMBRE OF 2000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 243,756,094

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 1999 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 243,756,094

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2000**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED
Final Printing

JUDGED INFORMATION

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	243,756,094			243,756,094	121,878	
TOTAL			**243,756,094**	**0**	**0**	**243,756,094**	**121,878**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
243,756,094
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 7.88
GDS's : 6.25

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2000**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **31** **OF** **DECEMBER** **OF** **2000** AND **1999** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. GERARDO A. GONZALEZ V.
SUB-DIRECTOR DE CONTRALORIA

C.P. SANTOS HERMILO MARTINEZ E.
GERENTE DE INFORMACION FINANCIERA

SAN NICOLAS DE LOS GARZA, NL, AT MARCH 29 OF 2001

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 29/03/200 18:12

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: HYLSAMEX, S.A. DE C.V.
DO MICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL
TELEFONO: 01 (8) 328 28 28
FAX: 01 (8) 328 12 10 **AUTOMATICO:** X
E-MAIL: webmaster@hylsamex.com.mx
DIRECCION DE INTERNET www.hylsamex.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: HYL930427BY1
DOMICILIO AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL
TELEFONO: 01 (8) 328 12 02
FAX: 01 (8) 328 12 10

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V.
NOMBRE: ING. DIONISIO GARZA MEDINA
DOMICILIO: GOMEZ MORIN 1111
COLONIA: CARRIZALEJO
C. POSTAL: 66200
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 (8) 152 11 04
FAX: 01 (8) 152 11 99
E-MAIL: dgarzam@alfa.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 29/03/200· 18:12

TELEFONO: 01 (8) 328 17 01
FAX: 01 (8) 328 21 21
E-MAIL: aelizond@hylsamex.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 (8) 328 17 03
FAX: 01 (8) 328 21 25
E-MAIL: eortiz@hylsamex.com.mx

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: SUBDIRECTOR DE CONTRALORIA
NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 (8) 328 12 02
FAX: 01 (8) 328 12 10
E-MAIL: ggonzale@hylsamex.com.mx

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE INFORMACION FINANCIERA
NOMBRE: C.P. SANTOS HERMILO MARTINEZ ESPARZA
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 (8) 328 12 36
FAX: 01 (8) 328 12 10
E-MAIL: shmartinez@hylsamex.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: SUBDIRECTOR JURIDICO
NOMBRE: LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 (8) 328 13 18
FAX: 01 (8) 328 13 10
E-MAIL: jatrevino@hylsamex.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V.
NOMBRE: LIC. LEOPOLDO MARROQUIN MORALES
DOMICILIO: GOMEZ MORIN 1111 SUR

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 29/03/200 18:12

COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 (8) 152 13 68
FAX:	01 (8) 152 25 14
E-MAIL:	lmarroqui@alfa.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. CARLOS JIMENEZ BARRERA
DOMICILIO:	GOMEZ MORIN 1111 SUR
COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 (8) 152 12 63
FAX:	01 (8) 152 25 10
E-MAIL:	cjimenez@alfa.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. OTHON GERARDO DIAZ DEL GUANTE VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 (8) 328 12 40
FAX:	01 (8) 331 18 85
E-MAIL:	odiaz@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 (8) 328 12 02
FAX:	01 (8) 328 12 10
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 (8) 328 17 03
FAX:	01 (8) 328 21 25
E-MAIL:	eortiz@hylsamex.com.mx

CLAVE DE COTIZACION: HYLSAMX **FECHA : 29/03/2001** 18:12
HYLSAMEX, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

SERIE **TODAS**

CARGO **PRESIDENTE**

VIGENCIA DEL : 02/03/2000 AL : 02/03/2001
NOMBRE : ING. DIONISIO GARZA MEDINA

CARGO **CONSEJERO(S) PROPIETARIO(S)**

VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : LIC. GERARDO X. CALDERON ROJAS

VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN

VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : ING. MAURICIO FERNANDEZ GARZA

VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : ING. ARMANDO GARZA SADA

VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : ING. BERNARDO GARZA DE LA FUENTE

VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : ING. EDUARDO GARZA T.

VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : ING. ROBERTO GARZA DELGADO

VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : ING. ALFONSO GONZALEZ MIGOYA

VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : LIC. LEOPOLDO MARROQUIN MORALES

VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : ING. ERNESTO MARTENS REBOLLEDO

VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : ING. RAFAEL R. PAEZ GARZA

VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : DR. RAFAEL RANGEL SOSTMANN

VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : ING. JOSE DE JESUS VALDEZ SIMANCAS

CARGO **COMISARIO(S) PROPIETARIO(S)**

VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : C.P. RAUL RAMIREZ VALENZUELA

CARGO **COMISARIO(S) SUPLENTE(S)**

CLAVE DE COTIZACION: HYLSAMX **FECHA : 29/03/2001** 18:12
HYLSAMEX, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : C.P. RODOLFO SANDOVAL GARCIA

CARGO **SECRETARIO PROPIETARIO**

VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : LIC. LEOPOLDO MARROQUIN MORALES

CARGO **SECRETARIO SUPLENTE**

VIGENCIA DEL : 02/03/1999 AL : 02/03/2000
NOMBRE : LIC. CARLOS JIMENEZ BARRERA

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: QUARTER: YEAR:
HYLSAMEX, S.A. DE C.V.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

JUDGED INFORMATION

s29: ESTE RENGLON SE INTEGRA COMO SIGUE:

PRESTAMOS BURSATILES	$ 4,212,855
UDIS	636,067

TOTAL	$ 4,848,922

FECHA DE VENCIMIENTO 09/03/2003
TASA DE INTERES 8.75%
MONTO EN UDIS 218,643,000

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN CAP CONT. DE SUBS	$ (2,800,639)
IMPUESTO DIFERIDO EN CAPITAL	75,399
EXCESO/INSUFICIENCIA EN ACT. DE CAP.	814,676

TOTAL	$ (1,910,564)

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

CLAVE DE COTIZACIÓN:

SITUACIÓN FINANCIERA POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 1999 Y 200 TRIMESTRE: 4 AÑO

(Millones de Pesos)

Final Printing

SECTOR 1: ____________________

SECTOR 2: ____________________

SECTOR 3: ____________________

CLAVE DE COTIZACIÓN:

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 1999 Y 200 TRIMESTRE: 4 AÑO

(Millones de Pesos)

Final Printing

SECTOR 1: ________________
SECTOR 2: ________________
SECTOR 3: ________________

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC/ICS

CLAVE DE COTIZACIÓN

SITUACIÓN FINANCIERA POR SEGMENTOS GEOGRAFICOS COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 1999 Y 200 TRIMESTRE: **4** AÑO:

(Millones de Pesos)

Final Printing

PAIS 1: __________

PAIS 2: __________

PAIS 3: __________

CLAVE DE COTIZACIÓN

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS GEOGRAFICOS COMPARATIVC

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 1999 Y 200 TRIMESTRE: **4** AÑO:

(Millones de Pesos)

Final Printing

PAIS 1: ____________________

PAIS 2: ____________________

PAIS 3: ____________________

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**

HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

AL 31 DE DICIEMBRE DE 2000 Y 1999

(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**29,578,351**	**100**	**30,739,818**	**100**
2	**ACTIVO CIRCULANTE**	**5,789,052**	**20**	**6,086,918**	**20**
3	EFECTIVO E INVERSIONES TEMPORALES	1,272,307	4	347,107	1
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	1,419,420	5	1,948,835	6
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	444,564	2	1,140,138	4
6	INVENTARIOS	2,652,761	9	2,650,838	9
7	OTROS ACTIVOS	0	0	0	0
8	**LARGO PLAZO**	**1,554,572**	**5**	**1,330,583**	**4**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	465,576	2	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	1,004,730	3	1,251,270	4
11	OTRAS INVERSIONES	84,266	0	79,313	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**19,856,177**	**67**	**21,193,720**	**69**
13	INMUEBLES	1,017,050	3	1,036,681	3
14	MAQUINARIA Y EQUIPO INDUSTRIAL	35,275,989	119	35,971,329	117
15	OTROS EQUIPOS	179,473	1	178,946	1
16	DEPRECIACION ACUMULADA	17,016,062	58	16,845,631	55
17	CONSTRUCCIONES EN PROCESO	399,727	1	852,395	3
18	**ACTIVO DIFERIDO (NETO)**	**2,378,550**	**8**	**2,128,597**	**7**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**18,452,724**	**100**	**17,146,322**	**100**
21	**PASIVO CIRCULANTE**	**4,744,613**	**26**	**4,590,366**	**27**
22	PROVEEDORES	1,080,066	6	980,154	6
23	CREDITOS BANCARIOS	2,482,858	13	2,077,878	12
24	CREDITOS BURSATILES	376,817	2	354,818	2
25	IMPUESTOS POR PAGAR	0	0	16,573	0
26	OTROS PASIVOS CIRCULANTES	804,872	4	1,160,943	7
27	**PASIVO A LARGO PLAZO**	**10,871,514**	**59**	**11,856,189**	**69**
28	CREDITOS BANCARIOS	6,017,276	33	7,220,253	42
29	CREDITOS BURSATILES	4,848,922	26	4,626,852	27
30	OTROS CREDITOS	5,316	0	9,084	0
31	**CREDITOS DIFERIDOS**	**2,777,834**	**15**	**697,531**	**4**
32	**OTROS PASIVOS**	**58,763**	**0**	**2,236**	**0**
33	**CAPITAL CONTABLE**	**11,125,627**	**100**	**13,593,496**	**100**
34	**PARTICIPACION MINORITARIA**	**1,848,859**	**17**	**1,777,400**	**13**
35	**CAPITAL CONTABLE MAYORITARIO**	**9,276,768**	**83**	**11,816,096**	**87**
36	**CAPITAL CONTRIBUIDO**	**2,713,221**	**24**	**2,713,221**	**20**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	121,878	1	121,878	1
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	319,296	3	319,296	2
39	PRIMA EN VENTA DE ACCIONES	2,272,047	20	2,272,047	17
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**6,563,547**	**59**	**9,102,875**	**67**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	7,264,185	65	7,514,952	55
43	RESERVA PARA RECOMPRA DE ACCIONES	918,071	8	918,072	7
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(1,784,785)	(16)	(73,840)	(1)
45	**RESULTADO NETO DEL EJERCICIO**	166,076	1	743,691	5

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**1,272,307**	**100**	**347,107**	**100**
46	EFECTIVO	48,901	4	45,820	13
47	INVERSIONES TEMPORALES	1,223,406	96	301,287	87
18	**CARGOS DIFERIDOS**	**2,378,550**	**100**	**2,128,597**	**100**
48	GASTOS AMORTIZABLES (NETO)	1,649,845	69	1,701,036	80
49	CREDITO MERCANTIL	31,257	1	66,048	3
50	IMPUESTOS DIFERIDOS	409,436	17	0	0
51	OTROS	288,012	12	361,513	17
21	**PASIVO CIRCULANTE**	**4,744,613**	**100**	**4,590,366**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	3,150,113	66	2,604,668	57
53	PASIVOS EN MONEDA NACIONAL	1,594,500	34	1,985,698	43
24	**CREDITOS BURSATILES CORTO PLAZO**	**376,817**	**100**	**354,818**	**100**
54	PAPEL COMERCIAL	376,817	100	354,818	100
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**804,872**	**100**	**1,160,943**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	173,942	22	187,013	16
58	OTROS PASIVOS CIRCULANTES SIN COSTO	630,930	78	973,930	84
27	**PASIVO A LARGO PLAZO**	**10,871,514**	**100**	**11,856,189**	**100**
59	PASIVO EN MONEDA EXTRANJERA	9,241,635	85	10,002,858	84
60	PASIVO EN MONEDA NACIONAL	1,629,879	15	1,853,331	16
29	**CREDITOS BURSATILES LARGO PLAZO**	**4,848,922**	**100**	**4,626,852**	**100**
61	OBLIGACIONES	4,848,922	100	4,626,852	100
62	PAGARE DE MEDIANO PLAZO	0	0	0	0
30	**OTROS CREDITOS**	**5,316**	**100**	**9,084**	**100**
63	OTROS CREDITOS CON COSTO	5,316	100	9,084	100
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**2,777,834**	**100**	**697,531**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	1,991,426	72	0	0
67	OTROS	786,408	28	697,531	100
32	**OTROS PASIVOS**	**58,763**	**100**	**2,236**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	58,763	100	2,236	100
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(1,784,785)**	**100**	**(73,840)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETA-RIOS	(1,784,785)	(100)	(73,840)	(100)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	1,044,439	1,496,552
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	786,408	697,531
74	NUMERO DE FUNCIONARIOS (*)	213	223
75	NUMERO DE EMPLEADOS (*)	2,750	2,801
76	NUMERO DE OBREROS (*)	4,467	4,691
77	NUMERO DE ACCIONES EN CIRCULACION (*)	243,756,094	243,756,094
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2000**

ESTADO DE RESULTADOS
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 1999
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**14,198,491**	**100**	**14,874,965**	**100**
2	COSTO DE VENTAS	11,856,232	84	11,645,880	78
3	**RESULTADO BRUTO**	**2,342,259**	**16**	**3,229,085**	**22**
4	GASTOS DE OPERACION	1,071,713	8	1,190,932	8
5	**RESULTADO DE OPERACION**	**1,270,546**	**9**	**2,038,153**	**14**
6	COSTO INTEGRAL DE FINANCIAMIENTO	571,730	4	(129,497)	(1)
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**698,816**	**5**	**2,167,650**	**15**
8	OTRAS OPERACIONES FINANCIERAS	61,688	0	103,567	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**637,128**	**4**	**2,064,083**	**14**
10	PROVISION PARA IMPUESTOS Y P.T.U.	249,553	2	208,790	1
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**387,575**	**3**	**1,855,293**	**12**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	(214,818)	(2)	(1,075,889)	(7)
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**172,757**	**1**	**779,404**	**5**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**172,757**	**1**	**779,404**	**5**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**172,757**	**1**	**779,404**	**5**
19	PARTICIPACION MINORITARIA	6,681		35,713	0
20	**RESULTADO NETO MAYORITARIO**	**166,076**	**1**	**743,691**	**5**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**14,198,491**	**100**	**14,874,965**	**100**
21	NACIONALES	11,960,901	84	12,771,197	86
22	EXTRANJERAS	2,237,590	16	2,103,768	14
23	CONVERSION EN DOLARES (***)	223,161	2	194,968	1
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**571,730**	**100**	**(129,497)**	**100**
24	INTERESES PAGADOS	1,625,823	284	1,610,883	1,244
25	PERDIDA EN CAMBIOS	261,162	46	(360,173)	(278)
26	INTERESES GANADOS	205,720	36	135,308	104
27	GANANCIA EN CAMBIOS	17,341	3	(78,366)	(61)
28	RESULTADO POR POSICION MONETARIA	(1,092,194)	(191)	(1,323,265)	(1,022)
8	**OTRAS OPERACIONES FINANCIERAS**	**61,688**	**100**	**103,567**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	61,688	100	103,567	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**249,553**	**100**	**208,790**	**100**
32	I.S.R.	227,439	91	177,392	85
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	22,114	9	31,398	15
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	16,401,453	19,409,278
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	14,198,491	14,874,965
39	RESULTADO DE OPERACION (**)	1,270,546	2,038,153
40	RESULTADO NETO MAYORITARIO (**)	166,076	743,691
41	RESULTADO NETO (**)	172,757	779,404

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**
HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 1999
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**172,757**	**779,404**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	1,689,483	2,371,220
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**1,862,240**	**3,150,624**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	25,882	(505,280)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**1,888,122**	**2,645,344**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(487,839)	(2,227,554)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	365,991	391,161
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(121,848)**	**(1,836,393)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(841,074)**	**(993,912)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	925,200	(184,961)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	347,107	532,068
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	1,272,307	347,107

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**
HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**1,689,483**	**2,371,220**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	1,234,412	1,172,502
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	161,857	103,547
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	293,214	1,095,171
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**25,882**	**(505,280)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	444,933	(168,014)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(267,198)	(253,085)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	104,356	(50,574)
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(99,913)	(192,095)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(156,296)	158,488
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(487,839)**	**(2,227,554)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	2,255,308	2,151,409
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	1,049,887	2,447,265
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	23,845	(64,565)
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(2,982,164)	(6,152,019)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	(792,477)	(579,114)
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(42,238)	(30,530)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**365,991**	**391,161**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	365,815	391,161
31	(-) DIVIDENDOS PAGADOS	176	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(841,074)**	**(993,912)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	(410,544)	121,377
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(405,191)	(735,647)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(25,339)	(379,642)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**

HYLSAMEX, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	1.22	%	5.24	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	1.79	%	6.29	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	0.58	%	2.54	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR		%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	632.21	%	169.78	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.48	veces	0.48	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	0.72	veces	0.70	veces
8	ROTACION DE INVENTARIOS (**)	4.47	veces	4.39	veces
9	DIAS DE VENTAS POR COBRAR	31	días	41	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	11.69	%	11.13	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	62.39	%	55.78	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.66	veces	1.26	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	67.15	%	73.53	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	54.75	%	55.94	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	0.78	veces	1.27	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	0.77	veces	0.87	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.22	veces	1.33	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.66	veces	0.75	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.31	veces	0.35	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	26.82	%	7.56	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	13.12	%	21.18	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	0.18	%	(3.40)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	1.16	veces	1.64	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	400.37	%	121.30	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(300.37)	%	(21.30)	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	48.18	%	74.02	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**
HYLSAMEX, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ .44	$ 3.05
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00	$ .00
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00	$ .00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ .44	$ 3.05
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00	$ .00
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00	$ .00
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00	$ .00
8	VALOR EN LIBROS POR ACCION	$ 38.06	$ 48.48
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00	$ .00
10	DIVIDENDO EN ACCIONES POR ACCION	.00 acciones	.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	.25 veces	.57 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	21.50 veces	9.11 veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00 veces	.00 veces

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

EL RENGLON S29 SE INTEGRA COMO SIGUE

PRESTAMOS BURSATILES 4,212,855

UDIS 636,067

4,848,922

FECHA DE VCTO 09/03/2003 TASA DE INT´S 8.75% MONTO EN UDIS 218,643,000

EL RENGLON S44 SE INTEGRA COMO SIGUE

PARTICIPACION EN SUBS	-2,674,859
IMPUESTO DIFERIDO CAPITAL	75,399
EXCESO INSUF EN LA ACT CAP	814,675

	-1,784,785

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

INFORME DEL DIRECTOR GENERAL (1)
(Discusión y Análisis del Director General de la Condición Financiera y Resultados de la operación de la Empresa)

ANEXO 1

CONSOLIDADO
Impresión Final

Febrero 7, 2001

RESULTADOS AL CUARTO TRIMESTRE DE 2000

La siguiente información se proporciona en pesos (Ps) de diciembre de 2000, o en toneladas métricas. Algunas cifras se determinan en dólares (US $) utilizando el tipo de cambio promedio de cada mes.

HECHOS SOBRESALIENTES
El volumen de ventas en 4T00 se redujo 10% en comparación al 3T00. La reducción en los embarques de exportación se debe a las condiciones adversas que prevalecen en los mercados internacionales de acero. El mercado mexicano se vio afectado por una variedad de razones tales como los crecientes niveles de importaciones, menores ventas fiscales y la reducción en el gasto del gobierno, entre otras.

Los embarques de exportación en 4T00 representaron 10.2% del volumen total, reflejándose una reducción con respecto al 14.8% obtenido en 3T00. Las exportaciones durante el trimestre consistieron principalmente en productos de alto valor agregado como lámina pre-pintada, acero galvanizado, tubo con costura, acero rolado en frío y un tonelaje reducido de lámina caliente delgada y ultra-delgada.

Se registró un margen de operación de 2.2% en 4T00. El margen se vio afectado por menores volúmenes y por incrementos en el costo de ventas.

El UAFRIDA alcanzó US $40 millones en 4T00, mostrando una reducción de 28% versus 3T00 debida a menores embarques y al incremento en el costo de los energéticos. En una base por tonelada, la cifra de UAFIRDA bajo US $17 dólares con respecto al 3T00, llegando a US $67 en 4T00.

Hylsamex está llevando a cabo una serie de iniciativas para mejorar la generación de efectivo. Entre éstas se destacan un mayor uso de metálicos distintos al fierro esponja producido internamente, un presupuesto de inversiones mínimo, el uso más eficiente del capital en trabajo y la comercialización de mineral de hierro.

El Gobierno Mexicano ofrece a los consumidores de gas natural un contrato por 3 años a un precio fijo de US $4.0/ MMBTu, retroactivo a enero 1, 2001. Esta iniciativa da viabilidad económica a la operación de la planta de reducción directa 4M en Monterrey.

RESUMEN
Hylsamex experimentó una reducción en su nivel de desempeño operativo y financiero en 4T00. La Compañía generó UAFIRDA por el equivalente a US $40 millones, comparados con los US $56 millones alcanzados en 3T00 y con los US $70 millones registrados en 4T99.

Mientras los precios (ingreso por tonelada) mostraron estabilidad en 4T00, los volúmenes y los costos fueron las variables principales que afectaron el desempeño de Hylsamex.

El ingreso por tonelada creció US $3 con respecto a 3T00, alcanzando US

$547/ton en 4T00. El incremento se debe a mejoras en la mezcla de ventas y a incrementos de precio en productos no-planos implementados a mediados de septiembre de 2000 (15% en varilla y 6% en alambrón). A diferencia de los productos no planos, las otras líneas de productos mostraron disminuciones.

En lo que respecta al volumen, Hylsamex experimentó una reducción en los embarques de productos planos (domésticos y de exportación) debido a diversas razones, incluyendo menores exportaciones, condiciones adversas en los mercados externos, incrementos en las importaciones y cierta debilidad que se presentó en el mercado nacional de planos. Un incremento en los volúmenes de productos no-planos cancela parcialmente la disminución en productos planos; por tanto, los embarques totales para el trimestre fueron menores a los trimestres en comparación.

En lo concerniente al costo, el cuarto trimestre de 2000 representa una transición entre la utilización total de las plantas de reducción directa de Hylsamex, a una producción limitada y a una utilización más intensa de materias primas substitutas. Por tanto, Hylsamex sólo atenúo los efectos de las alzas de energéticos mediante la reducción en el consumo de electricidad y gas natural (de un 18% combinado en la estructura de costos y gastos en 3T00 a 12% en 4T00) y también por medio de un uso efectivo de los mecanismos de cobertura de gas natural. Asimismo, la Compañía siguió beneficiándose de la ventaja de la flexibilidad en el uso de mano de obra de contratistas y del pago al 50% de salario de personal no utilizado principalmente en las minas, lo que aminora la carga de costos fijos. Adicionalmente, Hylsamex empezó la comercialización de mineral de hierro en mercados de exportación, permitiendo que se reduzca aún más la carga de costos asociada a la operación de las minas.

Hylsamex incrementó sus reservas de efectivo a US $132 millones a diciembre 31 de 2000, de US $100 millones que se tenían a septiembre 30 del 2000. El aumento en reservas de efectivo se relaciona con reducciones en el capital de trabajo así como con el reembolso de impuesto al activo pagado en años anteriores que se recibió en diciembre del 2000. Aunado a los esfuerzos para mejorar la generación de UAFIRDA, la Compañía está llevando a cabo diferentes acciones para generar flujo de efectivo libre adicional, mismas que incluyen un presupuesto de inversiones mínimo, la utilización más eficiente del capital en trabajo y la comercialización de mineral de hierro.

La deuda neta alcanzó US $1,346 millones a diciembre 31de 2000, mostrando una reducción de US $22 millones versus los US $1,368 millones registrados a septiembre 30, 2000. La deuda de corto plazo alcanzó a US $189 millones al cierre del 2000, nivel similar al obtenido el trimestre anterior.

La Compañía obtuvo las dispensas necesarias de los contratos de crédito respectivos para estar en cumplimiento a septiembre de 2000. Como en el caso del 3T00, varias razones financieras incluidas en distintos contratos de crédito no se cumplieron en 4T00. Hylsamex se encuentra actualmente negociando con las correspondientes instituciones financieras para obtener las dispensas o modificaciones necesarias para estar en cumplimiento al cierre de 2000.

MERCADO DEL ACERO
Los embarques en 4T00 totalizaron 598,100 toneladas, 10% por debajo de las 663,700 toneladas vendidas en el trimestre anterior y 25% menores que las

792,600 toneladas embarcadas en 4T99. Una explicación de las variaciones versus los períodos comparables se detalla a continuación:

Las 65,600 toneladas de decremento entre 4T00 y 3T00 son el resultado de una caída en las exportaciones (36,700 toneladas) y de menores volúmenes vendidos en el mercado nacional (28,900 toneladas).
Condiciones adversas en cuanto a demanda y precio de la lámina caliente en los mercados internacionales dificultó mantener los mismos niveles de ventas al exterior.
En lo que concierne al mercado doméstico, la caída en el volumen se relaciona totalmente a productos planos; una línea de producto que había presentado un mercado muy sólido en los trimestres anteriores pero que empezó a mostrar cierta debilidad en 4T00. Los productos planos experimentaron una contracción en el mercado doméstico que se relaciona con:
Niveles significativos de importaciones de aceros planos;
La desaceleración en la co-exportación, resultado de un menor dinamismo en la actividad económica en los Estados Unidos y, finalmente;
La reducción en el gasto del gobierno, como resultado de la sucesión presidencial del año 2000.

La disminución de 194,500 toneladas entre 4T00 y 4T99 se integra por reducciones en exportaciones (54,200 toneladas) y en volúmenes domésticos (140,300 toneladas).
Las exportaciones representan una cuarta parte de la caída en los embarques totales y se dieron como resultado de la disminución en la venta de los productos más commodity en la mezcla de exportaciones (lámina rolada en caliente).
En cuanto a los embarques domésticos, una reducción en los volúmenes de los productos planos representa la mayoría de la caída en los embarques. Aparte de la reducción en volumen asociada al menor dinamismo en la economía de Estados Unidos, existen una serie de factores que contribuyeron a la caída:
La sobreoferta en el mercado de varilla en el año 2000 que impidió colocar el mismo nivel de producto que el año anterior (36,000 toneladas);
Menor nivel de venta de billet debido al deterioro en su precio (16,000 toneladas);
Importaciones a precios desleales al mercado de acero mexicano; mismas que se han agravado por la sobrevaluación del peso;
Ventas extraordinarias en 4T99 debido a la disminución en producción de otro productor doméstico de planos, que retorno a sus niveles normales de producción a principios del 2000;
Una reducción en las ventas que ocurren por motivos fiscales.
Una última distorsión tiene que ver con el volumen de 12,600 toneladas que vendió HylsaBek en 4T99. Esta unidad de negocio se desinvirtió en Diciembre 31, 1999 y los recursos obtenidos se aplicaron a la reducción de deuda de Hylsamex.

Los embarques del 2000 fueron de 2,722,200 toneladas, 4% menores que las 2,846,700 toneladas vendidas en 1999. La caída en los volúmenes se presenta en el mercado mexicano y comprende tanto los productos planos como los no planos. Las exportaciones mostraron un incremento de 17%, mismo que compensó parcialmente la reducción en el volumen doméstico.

MERCADO DOMÉSTICO
El volumen doméstico totalizó 536,800 toneladas en 4T00, 5% menos que las

565,700 toneladas vendidas en 3T00 y también 21% por debajo de las 677,100 toneladas embarcadas en 4T99. La reducción de 28,900 toneladas contra 3T00 se debe a un debilitamiento en el mercado nacional de aceros planos que se presentó en 4T00; adicionalmente, el volumen no se vio beneficiado por las ventas que ocurren por motivos fiscales. Por el contrario, las ventas de alambrón y varilla mostraron un incremento de 11,100 toneladas versus 3T00. La reducción que se presenta versus 4T99 (140,300 toneladas) tiene un componente fundamental así como una porción, que es estacional o de carácter extraordinario. Este último componente, que comprende la desinversión de Hylsabek, la baja en ventas de tipo fiscal y las ganancias en volumen debidas al recorte temporal en la oferta de productos planos, explican 32,400 toneladas de la disminución. El decremento asociado con cambios en los fundamentales se estima en 107,900 toneladas y es un reflejo de la agresiva competencia de las importaciones, la contracción en la economía de Estados Unidos que afecta al mercado de co-exportación, a la transición gubernamental que causó una reducción en el ritmo del gasto y una actitud de mayor cautela entre los consumidores y finalmente, la continuación de la sobreoferta en el mercado doméstico de varilla.

Los embarques domésticos para el año 2000, disminuyeron 8%, llegando a 2,287,000 toneladas en comparación a las 2,475,800 toneladas vendidas en 1999 (el decremento es de 6% o 147,500 toneladas sin considerar el tonelaje de Hylsabek). Por el lado de los productos no planos, la disminución en el volumen (123,200 toneladas) tiene que ver con la sobreoferta de varilla que se presentó en el 2000, al decremento en la venta del billet, a la reducción en ventas de alambrón debido a la competencia desleal de las importaciones y por último a la disminución en producción asociada con el paro de mantenimiento que ocurre cada cinco años en la planta Puebla. En el caso de los productos planos, la reducción obedece al debilitamiento observado en 4T00 para el mencionado mercado y que cambió un crecimiento positivo que se tenía versus el año anterior en uno negativo.

MERCADO DE EXPORTACIÓN

El volumen de exportación alcanzó 61,300 toneladas en 4T00, 38% menor que las 98,000 toneladas vendidas en 3T00 y 47% por debajo de las 115,500 toneladas colocadas en los mercados del exterior en 4T99. La razón de exportaciones a embarques totales fue de 10.2% en 4T00, comparada con el 14.8% alcanzado en el trimestre anterior y el 14.6% obtenido en el mismo trimestre de 1999. Aunque la mayoría de la mezcla de exportación está concentrada en productos de valor agregado, las condiciones adversas en los mercados de exportación han obligado a Hylsamex a limitar sus exportaciones a los productos de más alto valor agregado. Las exportaciones en 4T00 consistieron principalmente en lámina pre-pintada, acero galvanizado, tubo con costura, lámina fría y en un tonelaje reducido de lámina rolada en caliente, delgada y ultra-delgada.

El ingreso de exportación en 4T00 fue de US $40 millones, menor a los US $54 millones obtenidos en 3T00 y a los US $57 millones registrados en 4T99; la reducción en el volumen explica la caída en el ingreso en 4T00 versus los períodos comparables. Aún cuando prevalecen condiciones difíciles en los mercados internacionales, Hylsamex está implementando una nueva iniciativa estratégica: la comercialización del mineral de hierro de la mina Peña Colorada en los mercados del exterior. Se realizaron dos embarques en 4T00 (126,000 toneladas). La Compañía tiene ya comprometidos embarques para los primeros meses del 2001 en el orden de 180,000 toneladas. La comercialización

exitosa de mineral de hierro está ayudando a aligerar la carga de costos de la operación de las minas en la Compañía.

Las exportaciones en el año 2000 alcanzaron 435,100 toneladas, reflejando 17% de incremento sobre las 372,900 toneladas exportadas en 1999. Las exportaciones mostraron una fortaleza destacada durante la primera mitad del 2000, creciendo a un ritmo de 81% versus el mismo período de 1999, pero a medida que los precios y las condiciones en los mercados internacionales se deterioraron hacia finales de año, su ritmo de crecimiento disminuyó, aunque la tasa de crecimiento se mantuvo en dos dígitos. Los ingresos de exportación para el año 2000 totalizaron US $226 millones, 16% superiores a los US $195 millones registrados en el año anterior.

INGRESO
El ingreso por ventas en 4T00 totalizó Ps 3,148 millones (US $327 millones), 11% menor que los Ps 3,517 millones (US $361 millones) registrados en 3T00 y también 23% por debajo de los Ps 4,095 millones (US $393 millones) obtenidos en 4T99. El 11% de reducción que se presenta entre 4T00 y el 3T00 se atribuye a la reducción de 10% en el volumen, dado que el ingreso por tonelada en pesos constantes se mantuvo relativamente estable (Ps 5,300 en 3T00 vs. Ps 5,263 en 4T00. La disminución de 23% en la comparación de 4T00 con respecto a 4T99 es el resultado de la disminución de 25% en el volumen, compensado por una mejora de 2% en el ingreso por tonelada en pesos constantes (Ps 5,166 en 4T99 vs. Ps 5,263 en 4T00.

De la comparación anterior se desprende que los precios se han estabilizado; aseveración para el caso de la comparación contra 3T00. Sin embargo, el ingreso por tonelada continua mostrando algo de distorsión con respecto a la cifra de 4T99 debido a menor volumen de ventas en 4T00. Separando la contribución por tonelada de los otros ingresos relacionados con el acero, el ingreso por tonelada es 3% menor en 4T00 que en 4T99. Otro factor relevante que explica la estabilización del ingreso por tonelada es un cambio significativo en los embarques a través de los trimestres comparados. Hylsamex ha ido concentrando sus esfuerzos de venta en el mercado doméstico y limitando las exportaciones hacia la parte más rica de su mezcla de productos. Esto ha permitido incrementar el precio ponderado de la mezcla pero a costa de un menor volumen.

El ingreso por tonelada expresado en dólares alcanzó US $547 durante 4T00, 1% superior a los US $544 obtenidos en 3T00 y también 10% por encima de los US $496 registrados en 4T99. En esta comparación, y después de separar los otros ingresos relacionados con el acero, el ingreso por tonelada se mantiene sin cambio con respecto a 3T00, pero la comparación versus 4T99 arroja un crecimiento de 5%. Como en el caso de la comparación versus el trimestre anterior, el análisis con respecto a 4T99 se ve afectado por un cambio relevante en la mezcla de ventas que mejora el ingreso por tonelada en 4T00, pero en detrimento del volumen de ventas (v.g. reducción en exportaciones, concentración de las ventas domésticas y de exportación hacia la parte más rica de la gama de productos de acero).

Los ingresos de venta para el año 2000 totalizaron Ps 14,198 millones (US $1,440 millones), 4% menores que los Ps 14,875 millones (US $1,373 millones) registrados en 1999. El decremento en el ingreso total obedece a una reducción en volumen, ya que se presentó un comportamiento estable en el ingreso por

tonelada expresado en pesos constantes (Ps 5,222 en 1999 vs. Ps 5,216 en 2000). La comparación anual muestra más claramente el efecto de la sobrevaluación del peso ya que se presentó un crecimiento de US $47 en el ingreso por tonelada debido a mejoras en la mezcla de venta y a una tendencia favorable de precios durante la primera mitad del 2000 (US $482 en 1999 vs. US $529 en 2000). Es la erosión causada por la inflación doméstica en los valores equivalentes del ingreso dolarizado lo que explica la diferencia entre las cifras en pesos y en dólares.

COSTOS Y GASTOS

El costo de ventas en 4T00 totalizó Ps 2,824 millones (US $294 millones), 6% menor que los Ps 3,006 millones (US $308 millones) registrados en 3T00 y también 15% por debajo de los Ps 3,326 millones (US $319 millones) obtenidos en 4T99. Por lo que respecta a la comparación entre 4T00 y el 3T00, la variación de 6% en el costo se explica por el decremento de 10% en el volumen, que se ve parcialmente cancelado por un incremento de 4% en el costo por tonelada expresado en pesos constantes (Ps 4,529 en 3T00 vs. Ps 4,722 en 4T00). Aunque el costo por tonelada fue mayor en 4T00, la Compañía ha atemperado significativamente los incrementos en costos, logrando limitar el crecimiento del costo por tonelada en 4% versus el 3T00, en contraste con el 8% de incremento que se presento entre 3T00 y 2T00. Esto ocurrió aún y cuando se presentaron incrementos adicionales en los energéticos durante 4T00. Las distintas medidas de control y reducción de costos implementadas están poniendo freno a los incrementos en el costo por tonelada. La administración esta modificando sus distintas operaciones acereras con objeto de enfrentar el alto costo de energía, constriñendo la producción de fiero esponja a la planta de reducción directa 4M en Monterrey, utilizando los precios fijos a razón de US $4.00 per MMBtu (contrato a 3 años) y procurándose, vía compras externas, requerimiento adicional de insumos metálicos. Esto aísla a la Compañía de alzas adicionales en los precios del gas natural. Con referencia a la comparación del costo entre 4T00 y 4T99, la reducción de 15% se debe a un decremento de 25% en el volumen de ventas que se vio parcialmente compensado por un incremento en el costo por tonelada en pesos de 13% (Ps 4,196 en 4T99 vs. Ps 4,722 en 4T00). La explicación del alza en el costo por tonelada versus 4T99 se concentra en dos variables principales: el mayor costo de los energéticos y el incremento en el costo fijo por tonelada. Por lo que respecta a la energía, los precios se incrementaron dramáticamente durante el año y, aunque con mecanismos de cobertura y un menor nivel de consumo, continuaron afectando a la Compañía. En cuanto a los costos fijos, la disminución significativa en el volumen de ventas incrementó su monto por tonelada.

La comparación más adecuada para una compañía que vende un bien comerciable basado en dólares como el acero es el análisis del costo por tonelada expresado en dólares. Por tanto, usando estas cifras, el costo por tonelada alcanzó US $491 en 4T00, US $26/tonelada mayor que los US $465 incurridos en 3T00 y también US $88/tonelada por encima de los US $403 registrados en 4T99.

El 6% o US $26 de incremento en el costo por tonelada en 4T00 vs el 3T00 es el resultado de un cambio desfavorable de US $18/tonelada en el costo variable y de un incremento de US $8/tonelada en el costo fijo. Por el lado del costo variable, la variación se explica por los incrementos en el costo de los energéticos (un análisis detallado del comportamiento de los principales insumos variables se presenta más adelante). En lo que concierne al costo fijo, el incremento en su totalidad se debe a menores volúmenes de ventas que

originaron un prorrateo menos eficiente de los costos fijos, en una base por tonelada. Considerando las variaciones absolutas en el costo fijo, éstas presentaron una reducción de US $9 millones (US $10 millones en una base de efectivo); un decremento que se asocia con la reducción en la mano de obra de contratistas y del pago al 50% de salario de personal no utilizado, principalmente en las minas. Por encima de lo anterior, los costos fijos están mostrando reducciones adicionales relacionadas con el menor nivel de actividad, particularmente en el caso del molino #1 de la División Aceros Planos.
El 22% o US $88/tonelada de incremento en el costo por tonelada en 4T00 vs. 4T99 resulta de la combinación de las alzas de US $58/tonelada en costos variables y de US $30/tonelada en el costo fijo. En lo que respecta a los costos variables, el incremento se debe principalmente a mayores costos de energéticos. Mientras que en el costo fijo, el incremento se debe completamente al decremento en el volumen que dispara un mayor costo fijo por tonelada. En una base absoluta, los costos fijos se redujeron US $8 millones (US $13 millones en efectivo) versus el nivel que tenían hace un año.

El costo de ventas para el año 2000 alcanzó Ps 11,856 millones (US $1,203 millones), 2% mayor que los Ps 11,646 millones (US $1,075 millones) registrados en 1999. El incremento en costos se presentó a pesar de una reducción de 4% en los embarques y es el resultado de un incremento de 6% en el costo por tonelada en pesos constantes(Ps 4,088 en 1999 vs. Ps 4,355 en 2000). El mayor costo por tonelada que se registró en 2000 con respecto a 1999 se debe a mayores costos de energéticos y a una carga metálica más cara que afectó el costo variable y también por la incidencia negativa de una distribución menos eficiente en los costos fijos debido a la reducción en el volumen vendido.

A continuación se da una descripción del comportamiento de los principales componentes del costo variable de Hylsamex para los períodos comparables:

GAS NATURAL: El costo del gas natural incluyendo el efecto de la cobertura, fue de US $4.36/MMBtu (US $5.18/MMBtu sin cobertura) durante 4T00, 9% superior que el de US $3.99/MMBtu registrado en el trimestre anterior y también 69% por encima del US $2.58 MMBTu obtenido en 4T99. La planta de reducción directa 4M, la única en funcionamiento, dejó de operar en enero del 2001 debido a los altos precios del gas. Esta decisión se revirtió como resultado del contrato a 3 años con un precio fijo de US $4.00 MMBtu que ofrece Pemex. La planta 4M reanudará operaciones en febrero 14, 2001, al finalizarse un mantenimiento a la misma que se llevó a cabo en enero.

ELECTRICIDAD: El costo de la energía eléctrica se incrementó a US ¢3.62/Kwh en 4T00, 4% superior al US ¢3.49/Kwh registrado en 3T00 y también 18% por encima del US ¢3.06/Kwh obtenido en 4T99. El componente de la tarifa eléctrica ligado al costo de los hidrocarburos (41%) se ha ido incrementando como resultado de las alzas en los mismos. El 59% remanente, que está ligado a tres distintos índices de precios al productor, también se ha incrementado en dólares como resultado de la continua sobrevaluación del peso. Hylsamex está reduciendo el uso de electricidad debido a la importación de billet para producir varilla y alambrón, así como por la no utilización del molino de lingotes (molino #1) de la División Aceros Planos.

FIERRO ESPONJA: (unidades de hierro equivalentes): El fierro esponja producido internamente alcanzó US $166/tonelada (US $151 en unidades de fierro esponja)

durante 4T00, 8% superior que el de US $154/tonelada registrado en 3T00 y también 34% por encima del US $124/tonelada obtenido en 4T99. El mayor nivel en el precio del gas natural que se presentó en 4T00 versus los trimestres comparables causó el incremento en el costo del metálico.

La Compañía redujo su producción de fierro esponja en 4T00, parando temporalmente la operación de las plantas de reducción directa 2M y 3M de la División Aceros Planos y de la 2P de la planta Puebla de la División Alambrón y Varilla, restringiendo la producción a la planta 4M de la División Aceros Planos que alimenta al molino de colada continua de planchón delgado (molino #2). Por otro lado, Hylsamex tiene aseguradas sus requerimientos de insumos metálicos para 1T01.

CHATARRA IMPORTADA: La chatarra importada alcanzó US$ 118/tonelada en 4T00, 9% menor que el US $130/tonelada obtenido el trimestre anterior y también 6% por debajo del US $126/tonelada registrado en 4T99. Los precios de la chatarra proveniente de Estados Unidos están bajando dada la reducción en el consumo debido al menor dinamismo de la economía americana.

Chatarra Domestica: El precio de este metálico fue de US $114/tonelada durante 4T00, 7% menor que el US $123 /tonelada registrado en el trimestre anterior y también 1% por debajo del US $115/tonelada obtenido en 4T99. El precio de la chatarra doméstica sigue la tendencia del precio de este mismo metálico en los Estados Unidos.

BRIQUETA (HBI), ARRABIO Y BILLET: Como resultado de la reducción en la producción interna de fierro esponja, la Compañía implementó la compra de cantidades significativas de sustitutos del metálico, específicamente de arrabio y de briqueta. Esta estrategia de importación de materias primas es de particular relevancia dado que se requiere un nivel mínimo de metálicos obtenidos directamente de mineral de hierro para la producción de productos planos de alto-valor agregado, así como para la producción de alambrón de alto carbón. Hylsamex ha podido obtener estas materias primas a precios muy razonables en distintos mercados internacionales, coadyuvando, de manera efectiva, al aislamiento de las alzas en los precios de energéticos que enfrenta. Adicionalmente, la Compañía está complementando la sustitución de sus requerimientos de materias primas adquiriendo billet (producto semi-terminado), lo que no sólo ayuda a reducir el consumo de gas sino que también disminuye el uso de electricidad en la acería de la planta Puebla.

En conjunción con la substitución de materias primas, se ha venido dado otro esfuerzo de comercialización relacionado con las minas. Hylsamex está comercializando activamente el pellet proveniente de sus operaciones mineras, en particular del tonelaje correspondiente a la mina Peña Colorada. La Compañía canalizó a los mercados de exportación 126,000 toneladas de pellet en 4T00. La comercialización del pellet está permitiendo reducir los costos asociados con la operación de las minas. La carga metálica en 4T00 incluyó 5% de arrabio y briqueta. Asimismo, un porcentaje similar de requerimientos de metálicos fue sustituido a través del uso de billet en la Planta Puebla.

GASTOS DE OPERACIÓN
Los gastos de operación del 4T00 totalizaron Ps 254 millones (US $26 millones), 7% inferiores a los Ps 273 millones (US $28 millones) registrados en 3T00 y también 23% por debajo de los Ps 328 millones (US $32 millones)

obtenidos en 4T99. La Compañía está haciendo un esfuerzo por reducir sus gastos administrativos como parte de un programa integral de control y reducción de costos.

La razón de gastos de operación a ventas alcanzó 8.1% en 4T00 comparada con el 7.8% obtenido en 3T00 y el 8.0% registrado en 4T99. Hylsamex ha podido mantener estable ésta razón, ya que aún y cuando los ingresos se han visto reducido, también se ha disminuido el nivel absoluto de gasto.

Los gastos de operación para el año 2000 alcanzaron Ps 1,072 millones (US $109 millones), 10% menores que los Ps 1,191 millones (US $110 millones) registrados en 1999. La reducción obedece a un menor nivel de gastos por flete debido a la disminución en embarques y también a un menor nivel de gastos administrativos y de venta. La razón de gastos de operación a ventas fue de 7.5% en el 2000, menor que el 8.0% registrado en 1999.

UTILIDAD DE OPERACIÓN
La utilidad de operación para 4T00 alcanzó Ps 69 millones (US $7 millones), 71% menor que los Ps 238 millones (US $24 millones) obtenidos en 3T00 y también 84% por debajo de los Ps 441 millones (US $42 millones) registrados en 4T99. El margen de operación en el 4T00 fue de 2.2% comparado con el 6.8% obtenido en el trimestre anterior y el 10.8% registrado en 4T99. El menor nivel de utilidad de operación obedece a menores volúmenes y a incrementos en costos ya mencionados.

La utilidad de operación para el año 2000 alcanzó Ps 1,270 millones (US $128 millones), 38% menor que la de Ps 2,038 millones (US $188 millones) registrada en 1999. El nivel de utilidad de operación durante 2000 es el resultado de un buen desempeño durante la primera mitad, en la cuál se experimentó un crecimiento en precios del acero y sólidos volúmenes de venta, pero que contrastan con utilidades operativas decrecientes en la segunda mitad del año, en que incrementos en costos de energéticos y reducciones en los volúmenes de los productos de tipo commodity o en los mercados con precios menos favorables (exportación) afectaron el desempeño. El margen de operación para el año 2000 fue de 8.9% comparado con el 13.7% de 1999.

FLUJO DE OPERACIÓN
La Compañía generó un flujo de operación (medido por el UAFIRDA) equivalente a US $40 millones (Ps 386 millones) en el 4T00, 28% inferior al de US $56 millones (Ps 544 millones) obtenidos en 3T00 y también 43% por debajo del US $70 millones (Ps 730 millones) registrados en 4T99. El margen de EBITDA para 4T00 fue de 12.3% comparado con el 15.4% registrado en 3T00 y el 17.8% obtenido en 4T99.

Hylsamex generó un flujo de operación (medido por el UAFIRDA) por el equivalente a US $253 millones (Ps 2,505 millones), 14% menor que el nivel de US $295 millones (Ps 3,211 millones) que se alcanzó en 1999. El margen de UAFIRDA en el año 2000 fue de 17.6% comparado con el 21.5% registrado en 1999.

RESULTADO INTEGRAL DE FINANCIAMIENTO
Hylsamex registró un resultado integral de financiamiento negativo de Ps 295

millones (US $31 millones) en 4T00, en contraste con los Ps 410 millones (US $40 millones) de ganancia financiera neta registrada en 3T00, pero menor que los Ps 344 millones (US $33 millones) de costo financiero neto obtenido en 4T99. El comportamiento en las variables macroeconómicas de tipo de cambio y de nivel de inflación doméstica explican las variaciones contra los trimestres comparables:

4T00 RIF: El peso experimentó una devaluación de 1.81% y generó pérdidas cambiarias que junto con los gastos financieros del trimestres alcanzaron un nivel que no pudo ser compensado por el efecto positivo de las ganancias monetarias.

3T00 RIF: El peso mostró una apreciación de 5.27% durante el trimestre lo que generó ganancias cambiarias de consideración, las que aunadas a las ganancias monetarias derivadas de una inflación doméstica de 1.67% para el período permitieron cancelar el efecto de los gastos financieros y reflejar una ganancia financiera neta para el trimestre.

4T99 RIF: El peso tuvo una depreciación de 1.84% durante el trimestre, lo cual generó pérdidas cambiarias relevantes. La cifra de pérdida cambiaria aunada al nivel de gastos financieros alcanzó un nivel de tal magnitud que las ganancias monetarias que se desprenden de una inflación doméstica de 2.55% fueron insuficientes para compensarlos, generándose un costo financiero neto para este trimestre.

UTILIDAD NETA

Hylsamex registró una pérdida neta mayoritaria de Ps 30 millones (US $4 millones) en 4T00, cifra que contrasta con la utilidad neta mayoritaria de Ps 399 millones (US $40 millones) registrada en 3T00, y menor que la pérdida neta mayoritaria de Ps 82 millones (US $9 millones) reconocida en 4T99.

La disminución de US $44 millones en ganancias netas mayoritarias versus 3T00 es resultado de:
Una reducción de las utilidades de operación (US $17 millones)
El cambio de una cifra positiva a una negativa en el resultado integral de financiamiento que se disparó principalmente por la pérdida cambiaria originada por una devaluación de 1.81% en 4T00 (US $72 millones)
Partidas extraordinarias negativas resultantes de indemnizaciones y bajas de activos (US $6 millones)
La disminución en las provisiones de impuestos que se asocia con un menor resultado antes de impuestos para el 2000 (US $40 millones)
Cambio favorable en los resultados de subsidiarias no consolidadas en 4T00 (US $8 millones)

La variación negativa de US $5 millones versus 4T99 se desprende de:
Un decremento en las utilidades de operación (US $35 millones)
Reconocimiento de partidas extraordinarias negativas en 4T00 concernientes a indemnizaciones y bajas de activos (US $6 millones)
Una menor provisión de impuestos (US $20 millones)
Mejores resultados de subsidiarias no consolidadas (Amazonia) en 4T00 (US $23 millones)

INVERSIONES EN ACTIVO FIJO

Hylsamex erogó US $9 millones (Ps 84 millones) por concepto de inversiones en activo fijo durante 4T00. El monto de inversiones en activo fijo ascendió a US $43 millones (Ps 425 millones) en el 2000, comparado con los US $83 millones (Ps 911 millones) erogados en 1999 ¾de los cuales US $31 millones y US $22 millones corresponden a cargos diferidos relacionados con los gastos de descapote capitalizados en las minas para los años 2000 y 1999, respectivamente¾. Hylsamex ha reducido sus erogaciones en activo fijo a niveles mínimos, concentrándolas en inversiones de reemplazo y algunas inversiones estratégicas de bajo desembolso.

DEUDA Y ESTRUCTURA FINANCIERA

Nivel de Deuda:

La deuda neta de caja a diciembre 31 de 2000 alcanzó US $1,346 millones, US $22 millones menos que los US $1,368 millones registrados al 30 de septiembre de 2000 y US $35 millones por debajo de los US $1,381 millones que se tenían a diciembre 31 de 1999. El reembolso por US $19 millones obtenido en diciembre de 2000 proveniente de impuesto al activo pagado en años anteriores resultó clave para la reducción en el nivel de deuda neta observada entre 4T00 y 3T00. Durante el 2000, Hylsamex mostró una generación modesta de flujo libre que permitió reducir el endeudamiento neto en 3%.

Estructura Financiera:

Hylsamex muestra un nivel de reservas de efectivo por el equivalente a US $132 millones a diciembre 31, 2000 ¾de los cuales US $109 están denominados en dólares¾, aumentando el nivel de reservas en US $32 millones con respecto al nivel de US $100 millones que se tenía en septiembre 30, 2000. La deuda de corto plazo se mantuvo al mismo nivel de US $189 millones que se tenía a septiembre 30, 2000. Durante 4T00, la Compañía realizó pagos de principal de largo plazo por US $22 millones.

Apalancamiento y cobertura de intereses:

La razón de fondos prestados a UAFIRDA de los últimos doce meses alcanzó 5.48 veces en 4T00, superior a las 4.89 veces obtenidas en 3T00 y también por encima de las 4.45 veces registradas en 4T99. La reducción en la generación de efectivo explica el incremento en este indicador de apalancamiento.

La razón de UAFIRDA a intereses provenientes de fondos prestados alcanzó 1.82 veces en 4T00, menor que las 2.04 veces obtenidas en 3T00 y también por debajo de las 2.24 veces registradas en 4T99. El decremento en el UAFIRDA explica la reducción en la cobertura de intereses.

Distintos indicadores financieros, incluidos en diferentes contratos de crédito bancario, se incumplieron en 3T00 debido a la reducción en generación de efectivo. La Compañía obtuvo las dispensas necesarias de los respectivos acreedores bancarios para estar en cumplimiento a esa fecha. De la misma manera, ciertas razones financieras incluidas en diversos contratos de crédito bancario se incumplieron en 4T00 debido a menores niveles de UAFIRDA obtenidos en los últimos dos trimestres. Hylsamex está manteniendo conversaciones con los correspondientes acreedores bancarios para obtener las dispensas o enmiendas necesarias a los indicadores financieros en que está incumpliendo.

RESULTADOS DE SUBSIDIARIAS NO CONSOLIDADAS (AMAZONIA)

La participación de Hylsamex en los resultados de Amazonia (Sidor) registró una pérdida de Ps 100 millones (US $10.4 millones), comparado con la pérdida

de Ps 11 millones (US $1.1 millones) registrada en 3T00 y la pérdida de Ps 163 millones (US $16.5 millones) obtenida en 4T99.

Hylsamex registró, en 4T00, una ganancia en el rubro de subsidiarias no consolidadas de Ps $65 millones (US $7 millones) como resultado de la exclusión de los resultados de 4T99 de Amazonia, que se reportaron junto con los resultados de 1T00, debido a la discontinuación del reporte de resultados con un trimestre de desfase. La pérdida en Amazonia en 4T00 se relaciona a cambios contables en cuanto al tratamiento de la deuda, y al deterioro en los precios internacionales del acero que afectaron el desempeño operativo en Sidor. Tanto Sidor como Amazonia reconocieron en 4T00 los efectos de un nuevo estándar contable que requiere que las compañías con deuda, incluyendo spreads crecientes a través del tiempo, ajusten su carga de intereses para reflejar un costo promedio ponderado a lo largo de la vida de su deuda; este ajuste se relaciona con todo el año 2000.

El volumen de ventas en 4T00 alcanzó 727,800 toneladas, 8% superior a las 672,700 toneladas vendidas en el trimestre anterior y 19% mayor a las 613,000 toneladas embarcadas en 4T99. A continuación se detalla el comportamiento de los mercados de Sidor:

Las ventas al mercado venezolano en 4T00 fueron de 302,700 toneladas, lo que representa una disminución de 10% sobre las 337,800 toneladas embarcadas en 3T00. La reducción marcada en la actividad económica en Venezuela en los últimos quince días del año explica la reducción en el volumen de ventas. Sin embargo, las ventas en 4T00 muestran un incremento de 24% en comparación a las 273,700 toneladas vendidas en 4T99. La actividad del sector petrolero en el país es responsable por casi todo el incremento año contra año.

El volumen de exportación en 4T00 fue de 425,100 toneladas, o de 27% superior de las 334,900 toneladas vendidas en 3T00 y 15% mayor a las 369,300 toneladas exportadas en 4T99. El crecimiento en las exportaciones se relaciona a mayores embarques de producto semi terminado como planchón y billet.

El volumen de ventas para el año 2000 ascendió a 2,767,600 toneladas, lo que representa un incremento de 20% en comparación a los embarques de 1999. El crecimiento del volumen se relaciona a mejoras en los mercados doméstico y de exportación. Dada la fortaleza de los embarques, el ingreso por ventas en el año 2000 creció 48% al alcanzar US $985 millones versus los US $666 millones registrados el año previo. Aparte del aumento en volumen de ventas, el ingreso se vio fortalecido por un mejor ingreso por tonelada asociado a una evolución positiva en los precios del acero durante la primera mitad del 2000 y por una mezcla de ventas más rica dado el mayor volumen a mejores precios dirigido al mercado venezolano. El UAFIRDA en el año 2000 fue de US $138 millones, contrario al resultado negativo de US $33 millones registrado en 1999.

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS

HYLSAMEX, S. A. DE C. V.

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS E INDIVIDUALES
AL 31 DE DICIEMBRE DE 2000 COMPARATIVOS CON 1999

Miles de pesos de poder adquisitivo del 31 de diciembre de 2000
(excepto que se indique otra denominación)

1. ACTIVIDADES DE LAS COMPAÑIAS

Hylsamex, S. A. de C. V. (HYLSAMEX), subsidiaria de Alfa, S. A. de C. V. (ALFA), es una de las empresas productoras de acero más grandes de México y es líder del mercado en sus principales líneas de productos, los cuales están primariamente orientados a las industrias de la construcción, autopartes y línea blanca.

HYLSAMEX desarrolla sus actividades por si misma y a través de empresas subsidiarias, de las que es propietaria de la mayoría de las acciones comunes representativas de sus capitales sociales, y de empresas asociadas, en las cuales tiene influencia significativa en su administración, pero sin llegar a tener control. Las principales subsidiarias y asociadas son:

	% de tenencia al 31 de diciembre de (a) 2000	1999
Hylsa, S. A. de C. V. y subsidiarias:	100	100
Consorcio Minero Benito Juárez		
Peña Colorada, S. A. de C. V.	51	51
Peña Servicios, S. A. de C. V.	100	100
Las Encinas, S. A. de C. V.	100	100
Aceros Prosima, S. A. de C. V.	100	100
Materiales y Aceros Masa, S. A. de C. V.	100	100
Acerex, S. A. de C. V.	51	51
Acerex Servicios, S. A. de C. V.	100	100
Pegi, S. A. de C. V.	52	52
Técnica Industrial, S. A. de C. V.	100	100
Transamerica E. & I. Corp.	100	100
Ferropak Servicios, S. A. de C. V.	100	100
Ferropak, S. A. de C. V.	100	100
Comercializadora Las Encinas, S. A. de C. V.(b)	100	
Galvak, S. A. de C. V. y subsidiarias:	100	100
Galvamet Trading Inc.	100	100
Galvacer Chile, S.A. (c)	100	
Promotora Azteca, S. A. de C. V. y subsidiaria:	100	100
Express Anáhuac, S. A. de C. V.	100	100
Hylsa Latin, L. L. C. y asociadas (d)	100	100
Consorcio Siderurgia Amazonia, Ltd.	37	35
CVG Siderúrgica del Orinoco, C.A.	70	70

Exan Corporativo, S.A. de C.V. (b) 100

Galvanet, S. A. de C. V.(c) 100

(a) % de tenencia que Hylsamex tiene en las sub-controladoras y % de tenencia que estas tienen en sus subsidiarias y asociadas.

(b) En septiembre de 2000, se cambió la denominación social de Exan Corporativo, S. A. de C.V. a Comercializadora Las Encinas, S. A. de C.V. Posteriormente , y durante el mismo mes, fueron vendidas las acciones a Hylsa, S.A. de C.V.

(c) En abril y octubre de 2000, se constituyeron Galvacer Chile, S.A. (comercialización de productos de acero) y Galvanet, S.A. de C.V. (comercialización de productos de acero a través de medios electrónicos), respectivamente.

(d) Consorcio Siderurgia Amazonia, Ltd. (Amazonia), es propietaria del 70% de CVG Siderúrgica del Orinoco, C.A. (Sidor), empresa venezolana .

2. RESUMEN DE POLITICAS DE CONTABILIDAD SIGNIFICATIVAS

Los estados financieros consolidados incluyen los de HYLSAMEX y los de todas sus subsidiarias.

Los estados financieros individuales de HYLSAMEX (Controladora) han sido preparados para cumplir con las disposiciones legales a las que está sujeta como entidad jurídica independiente. En estos estados financieros la inversión en acciones de subsidiarias se valúa por el método de participación (inciso c. siguiente).

Los estados financieros que se acompañan fueron preparados de acuerdo con los principios de contabilidad generalmente aceptados, aplicando en forma integral las disposiciones normativas relativas al reconocimiento de los efectos de la inflación en la información financiera. Consecuentemente, todos los estados financieros, incluyendo los de ejercicios anteriores que se presentan para fines comparativos, se expresan en pesos constantes de poder adquisitivo del 31 de diciembre de 2000.

Los estados financieros de asociadas extranjeras se conforman a principios de contabilidad generalmente aceptados en México y se convierten a pesos al tipo de cambio del último período que se reporta.

Los índices (Indice Nacional de Precios al Consumidor - INPC) más importantes utilizados para reconocer los efectos de la inflación fueron: 336.596, 308.919 y 275.038 al 31 de diciembre de 2000, 1999 y 1998, respectivamente (1994 = 100).

A continuación se resumen las políticas de contabilidad más importantes:

a. Valores de realización inmediata

Estos valores se presentan a su valor de mercado.

b. Inventarios y costo de ventas

Los inventarios se expresan a su costo estimado de reposición, principalmente con base en los últimos precios de compra y costos de producción del ejercicio, sin que excedan a su valor de mercado.

El costo de ventas se determina con base en los costos estimados de reposición de las fechas en que se efectuaron las ventas.

c. Inversión en acciones de asociadas

Las acciones de empresas asociadas (véase d en Nota 1) se presentan valuadas por el método de participación. Conforme a este método, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de las emisoras, posteriores a la fecha de compra.

Hasta el 31 de Diciembre de 1999 la inversión en Amazonia y Sidor se determinó con base en sus estados financieros al 30 de septiembre, por lo que el método de participación se calculaba con una diferencia de tres meses. A partir de 2000 la administración de la empresa decidió modificar el período de inclusión en el registro del método de participación de dichas asociadas para coincidir con el año calendario, por lo que los resultados de estas asociadas correspondientes al último trimestre de 1999 de US$ 17 millones aproximadamente (equivalentes a $163,258), se registraron directamente en el capital contable como un cargo a las utilidades acumuladas. Debido a que la inversión en estas asociadas está designada como cobertura económica de un pasivo en moneda extranjera, las diferencias cambiarias provenientes de dicho pasivo se registran directamente en el capital contable. El efecto de la conversión de dichos estados financieros también se registra en el capital contable.

d. Inmuebles, maquinaria, equipo y depreciación

Los inmuebles, maquinaria y equipo y su correspondiente depreciación acumulada se expresan a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC, excepto por la maquinaria y equipo de procedencia extranjera, cuyo valor se actualiza aplicando el índice de inflación general del país de origen a los montos correspondientes en moneda extranjera y convirtiendo esos montos a pesos al tipo de cambio vigente a la fecha de cierre.

La depreciación se calcula por el método de línea recta con base en las vidas útiles estimadas por las empresas.

El resultado integral de financiamiento de pasivos contraídos para construcciones en proceso, se capitaliza como parte de estos activos hasta que inician su operación normal.

e. Cargos diferidos

Este rubro se expresa a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC e incluye principalmente gastos capitalizados de los yacimientos de mineral extraíble de las subsidiarias mineras, costos relativos al desarrollo e implantación de sistemas computacionales integrados, gastos por colocación de deuda y gastos preoperativos, los cuales están sujetos a amortización.

f. Otro activo

Este concepto incluye un activo intangible derivado del plan de pensiones y planes de retiro.

g. Transacciones en divisas y diferencias cambiarias

Los activos y pasivos monetarios en divisas, principalmente dólares americanos (US$), se expresan en moneda nacional al tipo de cambio vigente a la fecha de cierre. Las diferencias cambiarias derivadas de las fluctuaciones en el tipo de cambio entre la fecha en que se concertaron las transacciones y la de su liquidación o valuación a la fecha del estado de situación financiera, se registran dentro del resultado integral de financiamiento o en el capital contable, en el renglón de efecto de conversión de entidades extranjeras, por los financiamientos identificados con la adquisición de asociadas extranjeras.

h. Estimación de remuneraciones al retiro

Los planes de remuneraciones al retiro (jubilaciones, gastos médicos y primas de antigüedad), tanto formales como informales, se reconocen como costo en los años en que los trabajadores prestan los servicios correspondientes, de acuerdo con estudios actuariales elaborados por expertos independientes.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se registran en resultados en el año en que se vuelven exigibles.

i. Operaciones financieras derivadas

Los pasivos resultantes de operaciones financieras derivadas se expresan a su valor de mercado y/o de intercambio y se clasifican como otros pasivos en el estado de situación financiera. Las diferencias entre el valor de mercado y/o de intercambio (fair value) y el costo de adquisición (incluyendo gastos de compra y primas o descuentos), así como las ganancias y pérdidas realizadas, se registran directamente en resultados, excepto por las provenientes de operaciones financieras sobre acciones propias , las que se registran directamente en el capital contable , netas del impuesto sobre la renta diferido.

Al 31 de diciembre de 2000, ciertos créditos se encuentran cubiertos a través de operaciones financieras derivadas. La finalidad de la concertación de las operaciones financieras derivadas es el cubrir exposiciones de riesgo activas o pasivas en los estados financieros de la Compañía, esta decisión se determina de acuerdo con la intención de la Administración al momento de la adquisición de las citadas operaciones. Consecuentemente, las operaciones financieras derivadas están sujetas al riesgo de mercado donde operan, a las tasas de interés asociadas al plazo, a los tipos de cambio y a los riesgos inherentes de crédito y liquidez de mercado.

j. Resultado integral de financiamiento

El resultado integral de financiamiento se determina agrupando en el estado de resultados: los gastos y productos financieros, las diferencias cambiarias y la ganancia o pérdida por posición monetaria.

La ganancia o pérdida por posición monetaria representa el efecto de la inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del año.

k. Impuestos sobre la renta y al activo y
participación de los trabajadores en las utilidades

Hasta 1999 el impuesto sobre la renta y la participación de los trabajadores en las utilidades se registraban por el método parcial de impuestos diferidos. Bajo este método, el efecto de las diferencias temporales no recurrentes entre la utilidad fiscal y la contable, que se esperaba se revirtieran en un período definido, se registraban como impuesto y participación diferidos.

A partir del 1o. de enero de 2000, las empresas adoptaron las disposiciones del Boletín D-4 Revisado, Tratamiento Contable del Impuesto sobre la Renta, del Impuesto al Activo y de la Participación de los Trabajadores en la Utilidad. Este Boletín cambió de manera importante el tratamiento contable del impuesto sobre la renta, eliminando el método de pasivo con enfoque parcial mencionado en el párrafo anterior, y estableciendo en su lugar el método de
activos y pasivos con enfoque integral. Bajo este método se reconoce, en principio, un impuesto diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

Al 31 de diciembre de 2000, el efecto en los estados financieros por la incorporación de este boletín se resumen de la siguiente manera:

En utilidad neta un efecto negativo de	$ 62,174
En activo un efecto de	$ 409,436
En pasivo un efecto de	$1,991,426
En capital contable un efecto negativo:	
Mayoritario	$1,393,368
Minoritario	$ 257,121

l. Utilidad por acción

La utilidad por acción común se calcula sobre el promedio ponderado de acciones comunes en circulación durante el año. No existen efectos que deriven de acciones potencialmente dilutivas.

EFECTOS DE LA APLICACION DE LA REGLA TERCERA DE LA CIRCULAR 11-27 AL CUARTO TRIMESTRE DEL 2000.
COMPARACION ENTRE EL METODO DE AJUSTES POR CAMBIOS EN EL NIVEL GENERAL DE PRECIOS CONTRA EL METODO DE INDIZACION ESPECIFICA. EN MILES DE

NOTAS COMPLEMENTARIAS A LA INFORMACION FINANCIERA (1)

ANEXO 2

PESOS DE DICIEMBRE DE 2000.

REF	ORIGINAL IV TRIM	EFECTOS CIRC 11-27 REGLA III	MODIFICADO IV TRIM
S			
1 ACTIVO TOTAL	29,578,351	3,017,469	32,595,820
2 ACTIVO CIRCULANTE	5,789,052		5,789,052
8 LARGO PLAZO	1,554,572		1,554,572
12 INM. PTA Y EQ.(NETO)	19,856,177	3,017,469	22,873,646
18 ACTIVO DIF. (NETO)	2,378,550		2,378,550
19 OTROS ACTIVOS	0		0
20 PASIVO TOTAL	18,452,724		18,452,724
33 CAPITAL CONTABLE	11,125,627	3,017,469	14,143,096
34 PART. MINORIT.	1,848,859	181,775	2,030,634
35 CAP. CONT. MAYORIT.	9,276,768	2,835,694	12,112,462
45 RES. NETO DEL EJ.	166,076	(34,891)	131,185
R			
1 VENTAS NETAS	14,198,491		14,198,491
5 RESULTADO DE OPER.	1,270,546	(36,555)	1,233,991
18 RESULTADO NETO	172,757	(36,555)	136,202
20 RES. NETO MAYORIT.	166,076	(34,891)	131,185

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**
HYLSAMEX, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 HYLSA S.A. DE C.V.	FAB. DE PROD. DE ACERO	2,051,158,856	100.00	1,106,593	9,527,466
2 GALVAK S.A.DE C.V.	FAB. DE LAMINA GALVANIZADA	51,836,578	100.00	260,327	864,478
3 PROM. AZTECA MEXICANA S.A. DE C.V.	CEL. OP. ACTIVAS Y PASIVAS CON ACCIONES	27,094,568	100.00	27,095	233,171
4 HYLSA LATIN LLC		12,831,079	0.00	108,373	(975,341)
5 GALVANET S.A DE C.V.	COME. PROD LAMINA GALV	4,900	100.00	49	(4,006)
6 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**1,502,437**	**9,645,768**
ASOCIADAS					
1 CONSORCIO SIDERURGIA AMAZONIA	FAB. DE PROD. DE ACERO	1	37.10	2,417,906	1,004,730
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**2,417,906**	**1,004,730**
OTRAS INVERSIONES PERMANENTES					**84,266**
TOTAL					**10,734,764**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**
HYLSAMEX, S.A. DE C.V.

INMUEBLES, PLANTA Y EQUIPO
(Miles de Pesos)

ANEXO 4

CONSOLIDADO
Impresión Final

CONCEPTO	COSTO DE ADQUISICION	DEPRECIACION ACUMULADA	VALOR EN LIBROS	REVALUACION	DEPRECIACION DE LA REVALUACION	VALOR EN LIBROS (+) REVALUACION (-) DEPRECIACION
ACTIVOS DEPRECIABLES						
INMUEBLES	0	0	0	0	0	0
MAQUINARIA	8,769,313	1,506,295	7,263,018	26,506,677	15,509,768	18,259,927
EQUIPO DE TRANSPORTE	0	0	0	0	0	0
EQUIPO DE OFICINA	0	0	0	0	0	0
EQUIPO DE COMPUTO	0	0	0	0	0	0
OTROS	0	0	0	0	0	0
TOTAL DEPRECIABLES	**8,769,313**	**1,506,295**	**7,263,018**	**26,506,677**	**15,509,768**	**18,259,927**
ACTIVOS NO DEPRECIABLES						
TERRENOS	134,492	0	134,492	882,558	0	1,017,050
CONSTRUCCIONES EN PROCESO	386,451	0	386,451	13,276	0	399,727
OTROS	179,473	0	179,473	0	0	179,473
TOTAL NO DEPRECIABLES	**700,416**	**0**	**700,416**	**895,834**	**0**	**1,596,250**
TOTAL	**9,469,729**	**1,506,295**	**7,963,434**	**27,402,511**	**15,509,768**	**19,856,177**

OBSERVACIONES

07.06.2002
17:48:35

002026 ACEREX SERVICIOS 01
ESTADO DE RESULTADOS RIF DICTAMEN DESGLOSADO
A C U M U L A D O
Pesos mexicanos

VERSION:Real MES:DICIEMBRE DE 2000
EN Pesos mexicanos DE DICIEMBRE DE 2000

	DICIEMBRE
VENTAS NETAS NACIONALES	
VENTAS NETAS EXPORTACION	
VENTAS NETAS	
OTROS INGRESOS NACIONALES	22,767,590.00
OTROS INGRESOS EXPORTACION	
OTROS INGRESOS	22,767,590.00
VENTAS	22,767,590.00
COSTO DE VENTAS HISTORICO	
ACTUALIZACION COSTO DE VENTAS	
COSTO DE VENTAS ACTUALIZADO	
UTILIDAD BRUTA	22,767,590.00
GASTOS DE ADMINISTRACION	22,684,214.50-
GASTOS DE VENTA	
UTILIDAD DE OPERACION.	83,375.50
GASTOS FINANCIEROS CON INTEREMPRESAS	
INTERESES Y COMIS. S/FINANC. BANCARIOS	
AJUSTE CONV INTERESES Y COMISIONES	
INTERESES S/FINANC. NO BANCARIOS	
INTERESES SOBRE PROVEEDORES	
OTROS GASTOS FINANCIEROS	12,932.70-
GASTOS FINANCIEROS	12,932.70-
PRODUCTOS FINANCIEROS CON INTEREMPRESAS	
INTERESES SOBRE INVERSIONES TEMPORALES	
INTERESES SOBRE CLIENTES	
OTROS PRODUCTOS FINANCIEROS	
AJUSTE CONV OTROS PROD FINANC	
PRODUCTOS FINANCIEROS.	
GASTOS Y PRODUCTOS FINANCIEROS NETO	12,932.70-
E.C.P. EN EFECTIVO E INV. TEMPORALES	
E.C.P. EN CLIENTES	
E.C.P. EN DEUDORES DIVERSOS	
E.C.P. EN DOCUMENTOS POR COBRAR	
E.C.P. AFILIADAS ACTIVO	
E.C.P. CONV ACCS PREFERENTES	
E.C.P. CONV RVAS DE EFVO Y CR DIF	
E.C.P. CONV CARGOS DIF NO ACT	
AJUSTE ECP ACTIVO FINANCIERO	
AJUSTE ECP ACTIVO OPERATIVO	
E.C.P. PASIVO BANCARIO L.P.	
E.C.P. BANCARIO L.P. COBERTURA	
E.C.P. PRESTAMOS BURSATILES CP.	
E.C.P. BURSATILES C.P. COBERTURA	
E.C.P. PASIVO BANCARIO C.P.	
E.C.P. BANCARIO C.P. COBERTURA	
E.C.P. PRESTAMOS BURSATILES LP.	
E.C.P. BURSATILES L.P. COBERTURA	
E.C.P. EN DOCUMENTOS POR PAGAR	
E.C.P. DOCTOS POR PAGAR COBERTURA	
E.C.P. EN COBERTURA CAMBIARIA	

	DICIEMBRE
E.C.P. AFILIADAS PASIVO	
E.C.P. EN OTRAS CUENTAS POR PAGAR	
E.C.P. EN PROVEEDORES.	
E.C.P. CONV ISR, IMPAC Y PTU	
E.C.P. CONV DIVIDENDOS POR PAGAR	
E.C.P. CONV CAPITAL SOC PREF	
E.C.P. CONV FLOTACION BANCARIA	
E.C.P. CONV PVO REM AL RETIRO	
AJ E.C.P. PASIVO FINANCIERO	
AJ E.C.P. PASIVO OPERATIVO	
AJ E.C.P. ISR, IMPAC Y PTU	
EFECTO CAMBIO DE PARIDAD	
GANANCIA MONETARIA PMF	
GANANCIA MONETARIA PVO BANC CP COBERTURA	
GANANCIA MONETARIA PVO BANC LP COBERTURA	
GANANCIA MONETARIA PVO BURS CP COBERTURA	
GANANCIA MONETARIA PVO BURS LP COBERTURA	
GANANCIA MONETARIA PVO DOCUM COBERTURA	
AJUSTE CONV GANANCIA MONETARIA PMF	
PERDIDA MONETARIA AMF.	2,994.90-
AJUSTE CONV PERDIDA MONETARIA AMF	
PERDIDA MONETARIA AMO.	193,035.80-
AJUSTE CONV PERDIDA MONETARIA AMO	
GANANCIA MONETARIA PMO	162,973.10
AJUSTE CONV GANANCIA MONETARIA PMO	
RESULTADO MONETARIO I.S.R.	23,332.40
RESULTADO MONETARIO IMPAC	
RESULTADO MONETARIO P.T.U.	
AJUSTE CONV R.P.M. NETO ISR, IMPAC Y PTU	
RESULTADO POR POSICION MONETARIA	9,725.20-
ACT. PASIVO NETO REMUN. AL RETIRO	57,362.90-
ACTUALIZACION IMPAC	
ACTUALIZACION SDOS POR COB ISR	
E.A.U. PASIVO BANCARIO C.P.	
E.A.U. PASIVO BANCARIO L.P.	
E.A.U.PRESTAMOS BURSATILES CP.	
E.A.U.PRESTAMOS BURSATILES LP.	
E.A.U. EN DOCUMENTOS POR PAGAR	
EFECTO ACTUALIZACION UDIS (EAU)	
R.I.F. CAPITALIZADO	
RESULTADO INTEGRAL DE FINANCIAMIENTO	80,020.80-
OTROS (GASTOS) PRODUCTOS NETO	
INGRESOS POR DIVIDENDOS	
UTILIDAD EN VENTA DE ACTIVO FIJO	
UTILIDAD EN VENTA DE ACCIONES	
REESTRUCTURACION PASIVOS BANCARIOS	
REESTRUCTURACION PASIVO BURSATIL	
RESERVAS VARIAS	606,390.40-
GASTOS DE REORGANIZACION	123,470.50-
IMPUESTOS Y RECARGOS	

002026 ACEREX SERVICIOS 01
ESTADO DE RESULTADOS RIF DICTAMEN DESGLOSADO
A C U M U L A D O
Pesos mexicanos

VERSION:Real MES:DICIEMBRE DE 2000
EN Pesos mexicanos DE DICIEMBRE DE 2000

	DICIEMBRE
CASTIGO ACTIVO FIJO	
CANCELACION CARGOS DIFERIDOS	
OTRAS PARTIDAS ESPECIALES	
PARTIDAS ESPECIALES	729,860.90-
UT ANTES DE ISR, IMPAC Y PTU	726,506.20-
I.S.R. CAUSADO	23,332.20-
AJUSTE RESERVAS ISR EJERCICIOS ANT	
SUB-TOTAL ISR CAUSADO	23,332.20-
EFECTO CONSOLIDACION ISR CAUSADO	
TOTAL IMPUESTO SOBRE LA RENTA CAUSADO	23,332.20-
I.S.R. DIFERIDO (DA)	
I.S.R. DIFERIDO (CALCULO)	325,667.80
AJ CONV ISR DIFERIDO (CALC) SE	
R.P.M. ISR DIFERIDO	17,315.00-
AJ CONV R MONETARIO ISR DIFERIDO (COMP)	
TRASPASO ISR DIFERIDO A CAPITAL(DA)	
TRASPASO ISR DIFERIDO A CAPITAL(CAL	17,098.90
SUB-TOTAL ISR DIFERIDO	325,451.70
EFECTO CONSOLIDACION ISR DIFERIDO	
TOTAL IMPUESTOS DIFERIDOS	325,451.70
IMPAC CAUSADO	
EFECTOS EN IMPAC	
ESTIMACION IMPAC NO RECUPERABLE	
CADUCIDAD IMPAC	
TOTAL IMPAC	
P.T.U. CAUSADO	
P.T.U. DIFERIDO	
EFECTOS EN P.T.U.	
R.P.M. PTU DIFERIDO	
PARTICIP. DE LOS TRAB. EN LAS UTIL.	
I.S.R., IMPAC Y P.T.U.	302,119.50
PART EN RESULTADOS DE SUBS (D.A.)	
UT DE OPERACIONES CONTINUAS	424,386.70-
UT.(PERDIDA) OP. DISCONTIN.(NETA DE ISR)	
PART. EXTRAORDINARIAS (NETAS ISR Y PTU)	
EFECTO INI. CAMBIOS PRIN CONT (NETO ISR)	
UT NETA DEL PERIODO	424,386.70-

EXPRESS ANAHUAC, S. A. DE C. V.
VALOR EN LIBROS DE TRACTORES Y REMOLQUES
AL 31 DE MARZO DEL 2002

NUMERO DE ACTIVO	DESCRIPCION	VALOR EN LIBROS	VALOR DE MERCADO
TRACTORES			
6318	TRACTOCAMION MCA KENWORTH MOD 1979	134,434	117,390
6319	TRACTOCAMION MCA KENWORTH MOD 1979	134,232	117,390
6320	TRACTOCAMION MCA KENWORTH MOD 1979	134,232	117,390
6321	TRACTOCAMION MCA KENWORTH MOD 1979	134,232	117,390
6322	TRACTOCAMION MCA KENWORTH MOD 1979	134,232	117,390
6323	TRACTOCAMION MCA KENWORTH MOD 1980	135,207	133,040
6324	TRACTOCAMION MCA KENWORTH MOD 1980	135,207	133,040
6325	TRACTOCAMION MCA KENWORTH MOD 1988	151,009	196,800
6326	TRACTOCAMION MCA KENWORTH MOD 1988	151,009	196,800
6327	TRACTOCAMION MCA KENWORTH MOD 1988	151,009	196,800
6328	TRACTOCAMION MCA KENWORTH MOD 1980	134,232	133,040
6329	TRACTOCAMION MCA KENWORTH MOD 1980	135,207	133,040
6330	TRACTOCAMION MCA KENWORTH MOD 1980	135,207	133,040
6331	TRACTOCAMION MCA KENWORTH MOD 1988	151,009	196,800
6332	TRACTOCAMION MCA KENWORTH MOD 1988	151,009	196,800
6333	TRACTOCAMION MCA KENWORTH MOD 1981	135,616	140,870
6334	TRACTOCAMION MCA KENWORTH MOD 1990	151,939	250,650
6335	TRACTOCAMION MCA KENWORTH MOD 1990	151,939	250,650
6336	TRACTOCAMION MCA KENWORTH MOD 1990	151,939	250,650
6337	TRACTOCAMION MCA KENWORTH MOD 1988	151,009	196,800
6338	TRACTOCAMION MCA KENWORTH MOD 1988	151,009	196,800
6339	TRACTOCAMION MCA KENWORTH MOD 1981	136,330	140,870
6340	TRACTOCAMION MCA KENWORTH MOD 1981	136,894	140,870
6341	TRACTOCAMION MCA KENWORTH MOD 1981	136,894	140,870
6342	TRACTOCAMION MCA KENWORTH MOD 1981	118,135	140,870
6343	TRACTOCAMION MCA KENWORTH MOD 1980	135,207	133,040
6344	TRACTOCAMION MCA KENWORTH MOD 1980	134,232	133,040
6345	TRACTOCAMION MCA KENWORTH MOD 1980	135,207	133,040
6346	TRACTOCAMION MCA KENWORTH MOD 1980	135,207	133,040
6347	TRACTOCAMION MCA KENWORTH MOD 1981	135,207	140,870
6348	TRACTOCAMION MCA KENWORTH MOD 1980	134,232	133,040
6349	TRACTOCAMION MCA KENWORTH MOD 1980	134,863	133,040
6350	TRACTOCAMION MCA KENWORTH MOD 1981	134,232	140,870
6351	TRACTOCAMION MCA KENWORTH MOD 1981	134,232	140,870
6352	TRACTOCAMION MCA KENWORTH MOD 1980	134,232	133,040
6353	TRACTOCAMION MCA KENWORTH MOD 1980	112,025	133,040
6354	TRACTOCAMION MCA KENWORTH MOD 1988	151,009	196,800
6355	TRACTOCAMION MCA KENWORTH MOD 1988	151,009	196,800
6356	\RACTOCAMION MCA KENWORTH MOD 1988	151,009	196,800
6357	TRACTOCAMION MCA KENWORTH MOD 1990	151,939	250,650
6358	TRACTOCAMION MCA KENWORTH MOD 1990	151,939	250,650
6359	TRACTOCAMION MCA KENWORTH MOD 1990	151,939	250,650
6360	TRACTOCAMION MCA KENWORTH MOD 1990	151,939	250,650
6361	TRACTOCAMION MCA KENWORTH MOD 1990	151,939	250,650
6362	TRACTOCAMION MCA KENWORTH MOD 1990	151,939	250,650
6363	TRACTOCAMION MCA KENWORTH MOD 1979	134,232	117,390
6364	TRACTOCAMION MCA KENWORTH MOD 1980	134,863	133,040
6365	TRACTOCAMION MCA KENWORTH MOD 1980	134,863	133,040
6366	TRACTOCAMION MCA KENWORTH MOD 1980	134,863	133,040
6367	TRACTOCAMION MCA KENWORTH MOD 1981	134,470	140,870
6368	TRACTOCAMION MCA KENWORTH MOD 1980	134,863	133,040
6369	TRACTOCAMION MCA KENWORTH MOD 1981	134,470	140,870
6370	TRACTOCAMION MCA KENWORTH MOD 1981	134,470	140,870
6371	TRACTOCAMION MCA KENWORTH MOD 1981	134,470	140,870
6372	TRACTOCAMION MCA KENWORTH MOD 1981	134,470	140,870
6373	TRACTOCAMION MCA KENWORTH MOD 1981	134,470	140,870
6374	TRACTOCAMION MCA KENWORTH MOD 1981	134,470	140,870
6375	TRACTOCAMION MCA KENWORTH MOD 1981	134,470	140,870
6376	TRACTOCAMION MCA KENWORTH MOD 1980	134,863	133,040
6377	TRACTOCAMION MCA KENWORTH MOD 1980	134,863	133,040
6378	TRACTOCAMION MCA KENWORTH MOD 1980	134,863	133,040
6379	TRACTOCAMION MCA KENWORTH MOD 1979	134,232	117,390
6380	TRACTOCAMION MCA KENWORTH MOD 1979	134,232	117,390
6381	TRACTOCAMION MCA KENWORTH MOD 1979	134,232	117,390
6382	TRACTOCAMION MCA KENWORTH MOD 1979	134,232	117,390
6383	TRACTOCAMION MCA KENWORTH MOD 1979	134,232	117,390
6384	TRACTOCAMION MCA KENWORTH MOD 1979	134,232	117,390
6385	TRACTOCAMION MCA KENWORTH MOD 1979	112,025	117,390
6386	TRACTOCAMION MCA KENWORTH MOD 1980	134,863	133,040
6387	TRACTOCAMION MCA KENWORTH MOD 1981	134,470	140,870
6388	TRACTOCAMION MCA KENWORTH MOD 1981	134,470	140,870
6389	TRACTOCAMION MCA KENWORTH MOD 1980	134,863	133,040
6390	TRACTOCAMION MCA KENWORTH MOD 1990	152,340	250,650
6391	TRACTOCAMION MCA KENWORTH MOD 1981	136,330	140,870
6392	TRACTOCAMION MCA KENWORTH MOD 1981	136,330	140,870
6393	TRACTOCAMION MCA KENWORTH MOD 1981	136,330	140,870
6394	TRACTOCAMION MCA KENWORTH MOD 1981	136,330	140,870
6395	TRACTOCAMION MCA KENWORTH MOD 1980	135,207	133,040
6396	TRACTOR MCA FREIGHTLINER MOD 1991	143,800	272,800
6397	TRACTOR MCA FREIGHTLINER MOD 1991	143,800	272,800
6398	TRACTOR MCA FREIGHTLINER MOD 1991	143,800	272,800
6399	TRACTOR MCA FREIGHTLINER MOD 1991	143,800	272,800

6400	TRACTOR MCA FREIGHTLINER MOD 1991	143,800	272,800
6401	TRACTOCAMION MCA KENWORTH MOD 1981	136,330	140,870
6402	TRACTOCAMION MCA KENWORTH MOD 1982	136,484	150,000
6403	TRACTOCAMION MCA FAMSA MODELO 1987	148,983	177,100
6404	TRACTOCAMION MCA FAMSA MODELO 1987	148,871	177,100
6405	TRACTOCAMION MCA FAMSA MODELO 1987	148,983	177,100
6406	TRACTOCAMION MCA FAMSA MODELO 1987	148,983	177,100
6407	TRACTOCAMION MCA FAMSA MODELO 1987	148,983	177,100
6408	TRACTOCAMION MCA FAMSA MODELO 1987	148,983	177,100
6409	TRACTOCAMION MCA FAMSA MODELO 1987	148,983	177,100
6410	TRACTOCAMION MCA FAMSA MODELO 1987	148,983	177,100
6411	TRACTOCAMION MCA FAMSA MODELO 1987	148,983	177,100
6412	TRACTOCAMION MCA FAMSA MODELO 1987	148,983	177,100
6413	TRACTOCAMION MCA FAMSA MODELO 1987	148,983	177,100
6414	TRACTOCAMION MCA FAMSA MODELO 1987	148,983	177,100
6415	TRACTOCAMION MCA FAMSA MODELO 1987	148,983	177,100
6416	TRACTOCAMION MCA FAMSA MODELO 1987	148,983	177,100
6417	TRACTOCAMION MCA FAMSA MODELO 1987	148,983	177,100
6418	TRACTOCAMION MCA FAMSA MODELO 1987	148,983	177,100
6419	TRACTOCAMION MCA FAMSA MODELO 1987	148,983	177,100
6420	TRACTOCAMION MCA FAMSA MODELO 1987	148,983	177,100
6421	TRACTOCAMION MCA FAMSA MODELO 1988	147,968	195,650
6422	TRACTOCAMION MCA FAMSA MODELO 1988	147,968	195,650
6423	TRACTOCAMION MCA FAMSA MODELO 1988	148,983	195,650
6424	TRACTOCAMION MCA FAMSA MODELO 1988	148,983	195,650
6425	TRACTOCAMION MCA FAMSA MODELO 1988	147,968	195,650
6426	TRACTOCAMION MCA FAMSA MODELO 1988	147,968	195,650
6427	TRACTOCAMION MCA FAMSA MODELO 1988	147,968	195,650
6428	TRACTOCAMION MCA FAMSA MODELO 1988	147,968	195,650
6429	TRACTOCAMION MCA FAMSA MODELO 1989	147,960	218,600
6430	TRACTOCAMION MCA FAMSA MODELO 1989	147,960	218,600
6431	TRACTOCAMION MCA FAMSA MODELO 1989	147,960	218,600
6432	TRACTOCAMION MCA KENWORTH MOD 1981	134,470	140,870
6433	TRACTOCAMION MCA KENWORTH MOD 1981 SRE	11,476	140,870
6434	TRACTOCAMION MCA KENWORTH MOD 1980	134,863	133,040
6435	TRACTOCAMION MCA KENWORTH MOD 1981	134,470	140,870
6436	TRACTOCAMION MCA KENWORTH MOD 1981	134,470	140,870
6437	TRACTOCAMION MCA KENWORTH MOD 1980	135,207	133,040
6438	TRACTOCAMION MCA KENWORTH MOD 1980	134,863	133,040
6439	TRACTOR MCA FREIGHTLINER MOD 1991	143,800	272,800
6440	TRACTOR MCA FREIGHTLINER MOD 1991	143,800	272,800
6441	TRACTOR MCA FREIGHTLINER MOD 1991	143,800	272,800
6442	TRACTOR MCA FREIGHTLINER MOD 1991	143,800	272,800
6443	TRACTOR MCA FREIGHTLINER MOD 1991	143,800	272,800
6444	TRACTOCAMION KEMWORTH MODELO 1980	134,524	133,040
6445	TRACTOCAMION KEMWORTH MODELO 1980	134,426	133,040
6446	TRACTOCAMION KENWORTH MODELO 1980	134,426	133,040
6447	TRACTOCAMION MCA KENWORTH MOD 1990	151,706	250,650
6448	TRACTOCAMION MCA KENWORTH MOD 1990	151,706	250,650
6449	TRACTOCAMION MCA KENWORTH MOD 1981	136,330	140,870
6450	TRACTOCAMION MCA KENWORTH MOD 1981	136,330	140,870
6451	TRACTOCAMION MCA KENWORTH MOD 1988	148,726	196,800
6452	TRACTOCAMION MCA KENWORTH MOD 1990	151,706	250,650
6453	TRACTOCAMION MCA KENWORTH MOD 1980	135,207	133,040
6454	TRACTOCAMION MCA KENWORTH MOD 1980	135,207	133,040
6455	TRACTOCAMION MCA KENWORTH MOD 1990	151,706	250,650
6456	TRACTOCAMION MCA KENWORTH MOD 1980	135,207	133,040
6457	TRACTOCAMION MCA KENWORTH MOD 1988	148,726	196,800
6458	TRACTOCAMION MCA KENWORTH MOD 1981	136,330	140,870
6459	TRACTOCAMION MCA KENWORTH MOD 1988	148,726	196,800
6460	TRACTOCAMION MCA KENWORTH MOD 1988	148,726	196,800
6461	TRACTOCAMION MCA KENWORTH MOD 1988	148,726	196,800
6462	TRACTOCAMION MCA KENWORTH MOD 1988	147,977	196,800
6463	TRACTOCAMION MCA KENWORTH MOD 1990	151,706	250,650
6464	TRACTOCAMION MCA KENWORTH MOD 1990	151,706	250,650
6465	TRACTOCAMION MCA KENWORTH MOD 1990	151,706	250,650
6466	TRACTOCAMION MCA KENWORTH MOD 1990	151,706	250,650
6467	TRACTOCAMION MCA KENWORTH MOD 1990	151,706	250,650
6468	TRACTOCAMION MCA KENWORTH MOD 1981	136,330	140,870
6469	TRACTOCAMION MCA KENWORTH MOD 1990	151,706	250,650
6470	TRACTOCAMION MCA KENWORTH MOD 1990	151,706	250,650
6471	TRACTOCAMION MCA KENWORTH MOD 1980	135,207	133,040
6472	TRACTOCAMION MCA KENWORTH MOD 1980	135,207	133,040
6473	TRACTOCAMION MCA KENWORTH MOD 1981	136,330	140,870
6474	TRACTOCAMION MCA KENWORTH MOD 1980	135,207	133,040
6475	TRACTOCAMION MCA KENWORTH MOD 1980	135,207	133,040
6476	TRACTOCAMION MCA KENWORTH MOD 1990	151,706	250,650
6477	MOTOR N/S 43150016 TRACTOR N.E. 550	43,906	
6478	HABILITACION TRACTOR 90 (COMPLEMENTO)	9,945	
6479	HABILITACION TRACTOR 400 (COMPLEMENTO)	8,166	
6480	HABILITACION TRACTOR 82 (COMPLEMENTO)	6,953	
6481	HABILITACION TRACTOR 413 (COMPLEMENTO)	10,753	
6483	TRACTOCAMION MARCA VOLVO MODELO NR 64T-1997 NE-70	481,534	433,300
6484	TRACTOCAMION MARCA VOLVO MODELO NR 64T-1997 NE-70	481,534	433,300
6485	TRACTOCAMION MARCA VOLVO MODELO NR 64T-1997 NE-70	481,534	433,300
6486	TRACTOCAMION MARCA VOLVO MODELO NR 64T-1997 NE-70	481,534	433,300
6487	TRACTOCAMION MARCA VOLVO MODELO NR 64T-1997 NE-70	481,534	433,300
6488	TRACTOCAMION MARCA VOLVO MODELO NR 64T-1997 NE-70	481,534	433,300
6489	TRACTOCAMION MARCA VOLVO MODELO NR 64T-1997 NE-70	481,534	433,300
6490	TRACTOCAMION MARCA VOLVO MODELO NR 64T-1997 NE-70	481,534	433,300
6491	TRACTOCAMION MARCA VOLVO MODELO NR 64T-1997 NE-71	481,534	433,300

6492	HABILITACION CAMION MCA KENWORTH MOD 1981 T-179	16,083	
6494	HABILITACION CAMION MCA KENWORTH MOD 1981 T-362	37,865	
6495	HABILITACION CAMION MCA KENWORTH MOD 1980 T-401	55,147	
6496	HABILITACION CAMION MCA KENWORTH MOD 1980 T-426	70,811	
6497	HABILITACION CAMION KENWORTH-81 T-68 SRE=454602	15,711	
6498	HABILITACION CAMION KENWORTH-80 T-72 SRE=451863	52,647	
6499	HABILITACION CAMION KENWORTH-80 T-82 SRE=452078	48,488	
6500	HABILITACION CAMION KENWORTH-80 T-416 SRE=451693	33,976	
6501	HABILITACION CAMION KENWORTH-79 T-417 SRE=450398	8,871	
6502	HABILITACION CAMION KENWORTH-81 T-404 SRE=452940	30,515	
6503	HABILIATCION CAMION KENWORTH-80 T-53 SRE=451200	43,042	
6504	TRACTOCAMION MARCA VOLVO MODELO NR-64T-1998 NE-71	482,445	453,065
6505	HABILITACION TRACTOCAMION FAMSA 1987 T-101	43,353	
6506	HABILITACION TRACTOCAMION FAMSA 1987 T-105	10,223	
6507	HABILITACION TRACTOCAMION FAMSA 1987 T-112	44,301	
6508	HABILITACION TRACTOCAMION FAMSA 1987 T-117	11,572	
6509	HABILITACION TRACTOCAMION FAMSA 1987 T-121	54,376	
6510	HABILITACION TRACTOCAMION FAMSA 1988 T-125	11,877	
6511	HABILITACION TRACTOCAMION FAMSA 1988 T-126	51,368	
6512	TRACTOCAMION VOLVO NR-64T MOD 1999 N E 712	473,281	472,830
6513	TRACTOCAMION VOLVO MOD 2000 NS 4V4ND5JHXYN247749	571,440	487,300
6514	TRACTOCAMION VOLVO MOD 2000 NS 4V4ND5JHXYN240302	571,440	487,300
6515	TRACTOCAMION VOLVO MOD 2000 NS 4V4ND5JH8XYN245062	569,461	487,300
6516	TRACTOCAMION VOLVO MOD 2000 NS 4V4ND5JH6YN247747	569,461	487,300
	TOTAL TRACTORES	**30,666,397**	**34,548,045**

REMOLQUES

6517	CAJA MARCA REMOSA MODELO 1975	11,917	18,400
6518	CAJA MARCA FRUEHAUF MODELO 1983	20,024	18,400
6519	CAJA MARCA FRUEHAUF MODELO 1983	16,827	18,400
6520	CAJA MARCA FRUEHAUF MODELO 1983	20,024	18,400
6521	CAJA MARCA FRUEHAUF MODELO 1983	16,827	18,400
6522	DOLLY MARCA RAMIREZ MODELO 1981	10,685	10,685
6523	DOLLY MARCA PENA MODELO DE 1981	10,589	10,589
6524	DOLLY MARCA RAMIREZ MODELO 1981	10,685	10,685
6525	PLATAFORMA REMOLQUE LOLIZ MOD 1980	24,836	40,000
6526	PLATAFORMA REMQ CENTAURO MOD 1982	25,867	40,000
6527	PLATAFORMA REMQ PENA MODELO 1982	25,867	40,000
6528	PLATAFORMA REMQ CENTAURO MOD 1982	25,867	40,000
6529	PLATAFORMA REMQ FRUEHAUF MOD 1980	31,531	40,000
6530	PLATAFORMA MCA CRUMONT MODELO 1981	31,783	40,000
6531	PLATAFORMA MARCA REMOSA MODELO 1980	24,033	40,000
6532	PLATAFORMA MARCA REMOSA MODELO 1980	24,033	40,000
6533	PLATAFORMA MCA RAMIREZ MODELO 1982	21,375	20,240
6534	PLATAFORMA MARCA PENA MODELO 1973	18,639	25,000
6535	PLATAFORMA MARCA FACCOL MODELO 1981	24,224	40,000
6536	PLATAFORMA MARCA FACCOL MODELO 1981	24,224	40,000
6537	PLATAFORMA MARCA FACCOL MODELO 1981	24,224	40,000
6538	PLATAFORMA MARCA FACCOL MODELO 1981	24,224	40,000
6539	PLATAFORMA MARCA FACCOL MODELO 1981	11,219	40,000
6540	PLATAFORMA MARCA FACCOL MODELO 1981	24,224	40,000
6541	PLATAFORMA MARCA LOLIZ MODELO 1980	18,731	20,240
6542	PLATAFORMA MARCA MAMUT MODELO 1980	7,461	40,000
6543	PLATAFORMA MARCA MAMUT MODELO 1981	7,461	40,000
6544	PLATAFORMA MARCA REMOSA MODELO 1985	26,954	45,000
6545	PLATAFORMA MCA RAMIREZ MODELO 1987	22,141	46,000
6546	PLATAFORMA MCA RAMIREZ MODELO 1987	21,737	46,000
6547	PLATAFORMA MCA RAMIREZ MODELO 1987	22,141	46,000
6548	PLATAFORMA MCA RAMIREZ MODELO 1987	22,141	46,000
6549	PLATAFORMA MCA RAMIREZ MODELO 1987	22,141	46,000
6550	PLATAFORMA MCA RAMIREZ MODELO 1987	22,141	46,000
6551	PLATAFORMA MCA RAMIREZ MODELO 1987	22,141	46,000
6552	PLATAFORMA MCA RAMIREZ MODELO 1987	22,141	46,000
6553	PLATAFORMA MCA RAMIREZ MODELO 1987	22,141	46,000
6554	PLATAFORMA MCA RAMIREZ MODELO 1987	22,141	46,000
6555	PLATAFORMA MCA RAMIREZ MODELO 1987	22,141	46,000
6556	PLATAFORMA MCA RAMIREZ MODELO 1987	22,141	46,000
6557	PLATAFORMA MCA RAMIREZ MODELO 1987	22,141	46,000
6558	PLATAFORMA MCA RAMIREZ MODELO 1987	22,141	46,000
6559	PLATAFORMA MCA RAMIREZ MODELO 1987	22,141	46,000
6560	PLATAFORMA MCA RAMIREZ MODELO 1987	22,141	46,000
6561	PLATAFORMA MCA RAMIREZ MODELO 1987	22,141	46,000
6562	PLATAFORMA MCA RAMIREZ MODELO 1987	22,141	46,000
6563	PLATAFORMA MCA RAMIREZ MODELO 1987	22,141	46,000
6564	PLATAFORMA MARCA REMOSA MODELO 1980	22,271	40,000
6565	PLATAFORMA MARCA LOLIZ MODELO 1981	20,539	20,240
6566	PLATAFORMA MARCA LOLIZ MODELO 1981	20,539	40,000
6567	PLATAFORMA MARCA LOLIZ MODELO 1981	20,539	40,000
6568	PLATAFORMA MCA RAMIREZ MODELO 1987	22,141	46,000
6569	PLATAFORMA MCA RAMIREZ MODELO 1987	22,141	46,000
6570	PLATAFORMA MCA RAMIREZ MODELO 1987	7,461	46,000
6571	PLATAFORMA MCA RAMIREZ MODELO 1987	21,737	46,000
6572	PLATAFORMA MCA RAMIREZ MODELO 1987	22,141	46,000
6573	PLATAFORMA MCA RAMIREZ MODELO 1987	22,141	46,000
6574	PLATAFORMA MARCA LOLIZ MODELO 1981	20,539	40,000
6575	PLATAFORMA MARCA CAMRAM MODELO 1986	22,227	46,000
6576	PLATAFORMA MARCA CAMRAM MODELO 1986	22,227	46,000
6577	PLATAFORMA MCA CRUMONT MODELO 1986	22,227	46,000
6578	PLATAFORMA MARCA CAMRAM MODELO 1986	22,227	46,000
6579	PLATAFORMA MARCA RAMIREZ MODEL.1987	22,141	46,000
6580	PLATAFORMA MARCA REMOSA MODELO 1979	23,758	40,000

6581	PLATAFORMA MARCA REMOSA MODELO 1979	23,758	40,000
6582	PLATAFORMA MARCA RAMIREZ MODEL.1987	8,975	46,000
6583	PLATAFORMA REMQ RAMIREZ MODELO 1988	21,744	46,000
6584	PLATAFORMA REMQ. REMOSA MODELO 1979	23,758	40,000
6585	PLATAFORMA REMQ. REMOSA MODELO 1979	21,973	20,240
6586	PLATAFORMA REMQ CRUMONT MODELO 1979	25,489	40,000
6587	PLATAFORMA REMQ CRUMONT MODELO 1986	29,017	46,000
6588	PLATAFORMA MARCA REMOSA MODELO 1986	27,048	46,000
6589	PLATAFORMA MARCA REMOSA MODELO 1986	27,048	46,000
6590	PLATAFORMA MARCA RAMIREZ MODEL 1987	22,141	46,000
6591	PLATAFORMA MARCA RAMIREZ MODEL 1987	22,141	46,000
6592	PLATAFORMA MARCA RAMIREZ MODEL 1987	22,141	46,000
6593	PLATAFORMA MARCA RAMIREZ MODEL 1987	20,539	46,000
6594	PLATAFORMA MARCA REMOSA MODELO 1987	27,184	46,000
6595	PLATAFORMA MARCA REMOSA MODELO 1987	27,184	46,000
6596	PLATAFORMA MARCA REMOSA MODELO 1987	27,184	46,000
6597	PLATAFORMA MARCA RAMIREZ MODEL 1987	21,737	46,000
6598	PLATAFORMA MARCA RAMIREZ MODEL 1987	8,975	46,000
6599	PLATAFORMA MARCA RAMIREZ MODEL 1987	22,141	46,000
6600	PLATAFORMA MARCA RAMIREZ MODEL 1988	21,744	46,000
6601	PLATAFORMA MARCA RAMIREZ MODEL 1988	21,744	46,000
6602	PLATAFORMA MARCA LOZANO MODELO 1989	29,253	46,000
6603	PLATAFORMA MARCA LOZANO MODELO 1989	29,253	46,000
6604	PLATAFORMA MARCA LOZANO MODELO 1989	29,253	46,000
6605	PLATAFORMA MARCA LOZANO MODELO 1989	29,253	46,000
6606	PLATAFORMA MARCA REMOSA MODELO 1989	27,264	46,000
6607	PLATAFORMA MARCA PENA MODELO 1973	17,514	25,000
6608	PLATAFORMA MARCA EEISA MODELO 1974	18,639	25,000
6609	PLATAFORMA MARCA EEISA MODELO 1974	17,514	25,000
6610	PLATAFORMA MARCA REMOSA MODELO 1979	23,758	20,240
6611	PLATAFORMA MARCA REMOSA MODELO 1979	23,758	40,000
6612	PLATAFORMA MARCA REMOSA MODELO 1979	23,758	40,000
6613	PLATAFORMA MARCA REMOSA MODELO 1979	23,758	40,000
6614	PLATAFORMA MARCA REMOSA MODELO 1979	23,758	40,000
6615	PLATAFORMA MARCA REMOSA MODELO 1979	23,758	20,240
6616	PLATAFORMA MARCA REMOSA MODELO 1979	23,758	40,000
6617	PLATAFORMA MARCA REMOSA MODELO 1979	23,758	40,000
6618	PLATAFORMA MARCA REMOSA MODELO 1979	23,758	20,240
6619	PLATAFORMA MARCA REMOSA MODELO 1979	23,758	40,000
6620	PLATAFORMA MARCA REMOSA MODELO 1979	23,622	40,000
6621	PLATAFORMA MARCA REMOSA MODELO 1979	23,758	40,000
6622	PLATAFORMA MARCA REMOSA MODELO 1979	23,758	40,000
6623	PLATAFORMA MARCA REMOSA MODELO 1979	23,758	40,000
6624	PLATAFORMA MARCA CRUMONT MODEL 1979	25,489	40,000
6625	PLATAFORMA MARCA REMOSA MODELO 1979	24,271	40,000
6626	PLATAFORMA MARCA CRUMONT MODEL 1979	25,417	40,000
6627	PLATAFORMA MARCA CRUMONT MODEL 1979	25,417	40,000
6628	PLATAFORMA MARCA CRUMONT MODEL 1979	25,417	40,000
6629	PLATAFORMA MARCA CRUMONT MODEL 1980	25,104	40,000
6630	PLATAFORMA MARCA CRUMONT MODEL 1980	25,104	40,000
6631	PLATAFORMA MARCA CRUMONT MODEL 1980	25,104	40,000
6632	PLATAFORMA MARCA CRUMONT MODEL 1981	25,104	40,000
6633	PLATAFORMA MARCA CRUMONT MODEL 1981	25,992	40,000
6634	PLATAFORMA MARCA MARECSA MODEL 1981	23,682	40,000
6635	SEMI-REMOLQUE MARCA VEMGON MOD 1982	30,751	40,000
6636	SEMI-REMOLQUE MCA FRUEHAUF MOD 1982	32,441	40,000
6637	SEMI-REMOLQUE MARCA FACCOL MOD 1981	29,523	40,000
6638	SEMI-REMOLQUE MARCA FACCOL MOD 1981	29,523	40,000
6639	SEMI-REMOLQUE MARCA FACCOL MOD 1981	29,523	40,000
6640	SEMI-REMOLQUE MARCA FACCOL MOD 1981	29,523	40,000
6641	SEMI-REMOLQUE MARCA FACCOL MOD 1981	29,523	40,000
6642	SEMI-REMOLQUE MARCA FACCOL MOD 1981	29,523	40,000
6643	SEMI-REMOLQUE MARCA FACCOL MOD 1981	29,523	40,000
6644	SEMI-REMOLQUE MARCA FACCOL MOD 1981	29,523	40,000
6645	SEMI-REMOLQUE MARCA FACCOL MOD 1981	29,523	40,000
6646	SEMI-REMOLQUE MARCA FACCOL MOD 1981	24,987	40,000
6647	SEMI-REMOLQUE MARCA FACCOL MOD 1981	29,523	40,000
6648	SEMI-REMOLQUE MCA CRUMONT MOD 1979	25,489	40,000
6649	SEMI-REMOLQUE MARCA ROCCSA MOD 1981	24,984	40,000
6650	SEMI-REMOLQUE MCA FRUEHAUF MOD 1982	32,441	40,000
6651	PIPA MARCA TYRRSA MODELO DE 1987	41,438	70,000
6652	DOLLY MARCA FRUEHAUF MODELO 1984	17,937	17,937
6653	DOLLY MARCA FRUEHAUF MODELO DE 1984	17,937	17,937
6654	DOLLY MARCA FRUEHAUF MODELO DE 1984	17,937	17,937
6655	DOLLY MARCA FRUEHAUF MODELO DE 1984	17,937	17,937
6656	DOLLY MARCA FRUEHAUF MODELO DE 1984	17,937	17,937
6657	DOLLY MARCA FRUEHAUF MODELO DE 1984	17,937	17,937
6658	DOLLY MARCA FRUEHAUF MODELO DE 1984	17,937	17,937
6659	DOLLY MARCA FRUEHAUF MODELO DE 1984	17,937	17,937
6660	DOLLY MARCA FERBUSA MODELO DE 1984	10,171	10,171
6661	DOLLY MARCA FERBUSA MODELO DE 1984	10,171	10,171
6662	LOW BOY MARCA CASTILLO MODELO 1979	46,254	40,000
6663	SEMI-REMOLQUE MARCA FACCOL MOD 1981	24,224	40,000
6664	SEMI-REMOLQUE MCA RAMIREZ MOD 1987	28,375	46,000
6665	SEMI-REMOLQUE MCA RAMIREZ MOD 1987	22,141	46,000
6666	SEMI-REMOLQUE MARCA PENA MODEL 1977	21,043	40,000
6667	SEMI-REMOLQUE MARCA REMOSA MOD 1980	24,033	40,000
6668	SEMI-REMOLQUE MARCA REMOSA MOD 1980	24,339	40,000
6669	SEMI-REMOLQUE MARCA LOLIZ MOD 1980	20,303	40,000
6670	SEMI-REMOLQUE MARCA REMOSA MOD 1980	24,033	40,000
6671	SEMI-REMOLQUE MARCA REMOSA MOD 1980	24,033	40,000

6672	PLATAFORMA REM MCA LOZANO MOD 1980	31,531	40,000
6673	PLATAFORMA MARCA REMOSA MODELO 1987	27,184	46,000
6674	PLATAFORMA MARCA REMOSA MODELO 1986	27,298	46,000
6675	PLATAFORMA MARCA REMOSA MODELO 1979	23,758	40,000
6677	SEMI-REMOLQUE MARCA VEMGON MOD 1982	24,964	40,000
6678	CAJA MARCA FRUEHAUF MODELO 1985	19,710	18,400
6679	CAJA MARCA FRUEHAUF MODELO 1985	16,827	18,400
6680	CAJA MARCA FRUEHAUF MODELO 1985	11,217	18,400
6681	CAJA MARCA FRUEHAUF MODELO 1985	16,827	18,400
6682	CAJA MARCA LUFKIN MODELO 1985	11,217	18,400
6683	CAJA MARCA LUFKIN MODELO 1985	19,710	18,400
6684	CAJA MARCA LUFKIN MODELO 1986	19,710	18,400
6685	CAJA MARCA FRUEHAUF MODELO 1983	19,710	18,400
6686	REMOLQUE MCA GREAT-DANE MODELO 1984	21,847	45,000
6687	REMOLQUE MCA GREAT-DANE MODELO 1984	21,847	45,000
6688	REMOLQUE MCA GREAT-DANE MODELO 1984	21,847	45,000
6689	REMOLQUE MCA GREAT-DANE MODELO 1984	21,847	45,000
6690	REMOLQUE MCA GREAT-DANE MODELO 1985	21,847	45,000
6691	REMOLQUE MCA GREAT-DANE MODELO 1985	21,847	45,000
6692	REMOLQUE MCA GREAT-DANE MODELO 1985	21,847	45,000
6693	REMOLQUE MCA GREAT-DANE MODELO 1985	21,847	45,000
6694	REMOLQUE MCA GREAT-DANE MODELO 1985	21,847	45,000
6695	REMOLQUE MCA GREAT-DANE MODELO 1985	21,847	45,000
6696	REMOLQUE MCA GREAT-DANE MODELO 1985	21,847	45,000
6697	REMOLQUE MCA GREAT-DANE MODELO 1985	21,847	45,000
6698	REMOLQUE MCA GREAT-DANE MODELO 1984	21,847	45,000
6699	REMOLQUE MCA GREAT-DANE MODELO 1985	21,847	45,000
6700	REMOLQUE MCA GREAT-DANE MODELO 1985	21,847	45,000
6701	REMOLQUE MCA GREAT-DANE MODELO 1985	21,847	45,000
6702	REMOLQUE MCA GREAT-DANE MODELO 1985	21,847	45,000
6703	REMOLQUE MCA GREAT-DANE MODELO 1985	21,847	45,000
6704	REMOLQUE MCA GREAT-DANE MODELO 1985	21,847	45,000
6705	REMOLQUE MCA GREAT-DANE MODELO 1985	21,847	45,000
6706	REMOLQUE MCA GREAT-DANE MODELO 1984	21,847	45,000
6707	REMOLQUE MCA GREAT-DANE MODELO 1984	21,847	45,000
6708	REMOLQUE MCA GREAT-DANE MODELO 1985	21,847	45,000
6709	REMOLQUE MCA GREAT-DANE MODELO 1984	21,847	45,000
6710	SEMI-REMOLQUE MONTERREY MODELO 1986	18,687	46,000
6711	SEMI-REMOLQUE MCA RAMIREZ MOD 1981	24,984	40,000
6712	SEMI-REMOLQUE MCA RAMIREZ MOD 1981	24,984	40,000
6713	SEMI-REMOLQUE MCA RAMIREZ MOD 1981	24,984	40,000
6714	SEMI-REMOLQUE MCA RAMIREZ MOD 1981	24,984	40,000
6715	SEMI-REMOLQUE MCA CRUMONT MOD 1981	31,783	40,000
6716	SEMI-REMOLQUE MCA CRUMONT MOD 1981	31,783	40,000
6717	SEMI-REMOLQUE MCA CRUMONT MOD 1981	31,783	40,000
6718	SEMI-REMOLQUE MCA RAMIREZ MOD 1981	24,984	40,000
6719	SEMI-REMOLQUE MCA RAMIREZ MOD 1981	24,984	40,000
6720	SEMI-REMOLQUE MCA RAMIREZ MOD 1981	24,984	40,000
6721	SEMI-REMOLQUE MCA RAMIREZ MOD 1981	24,984	40,000
6722	SEMI-REMOLQUE MCA RAMIREZ MOD 1981	24,984	40,000
6723	SEMI-REMOLQUE MCA RAMIREZ MOD 1981	24,984	40,000
6724	SEMI-REMOLQUE MCA RAMIREZ MOD 1981	24,984	40,000
6725	SEMI-REMOLQUE MCA RAMIREZ MOD 1981	24,984	40,000
6726	SEMI-REMOLQUE MCA RAMIREZ MOD 1981	24,984	40,000
6727	SEMI-REMOLQUE MCA FACCOL MOD 1981	29,523	40,000
6730	SEMI-REMOLQUE MCA RAMIREZ MOD 1981	24,628	40,000
6731	SEMI-REMOLQUE MCA FACCOL MOD 1981	29,523	40,000
6732	SEMI-REMOLQUE MCA FACCOL MOD 1981	29,523	40,000
6733	SEMI-REMOLQUE MCA FACCOL MOD 1981	29,523	40,000
6734	SEMI-REMOLQUE MCA FACCOL MOD 1981	29,523	40,000
6735	SEMI-REMOLQUE MCA FACCOL MOD 1981	29,523	40,000
6737	SEMI-REMOLQUE MCA FACCOL MOD 1981	29,523	40,000
6738	SEMI-REMOLQUE MCA FACCOL MOD 1981	29,523	40,000
6741	SEMI-REMOLQUE MCA FACCOL MOD 1981	29,523	40,000
6742	SEMI-REMOLQUE MCA FACCOL MOD 1981	29,523	40,000
6743	SEMI-REMOLQUE MCA FACCOL MOD 1981	29,523	40,000
6744	SEMI-REMOLQUE MCA FACCOL MOD 1981	29,523	40,000
6745	SEMI-REMOLQUE MCA FACCOL MOD 1981	29,523	40,000
6746	SEMI-REMOLQUE MCA FACCOL MOD 1981	29,523	40,000
6747	SEMI-REMOLQUE MCA FACCOL MOD 1981	29,523	40,000
6748	SEMI-REMOLQUE MCA FRUEHAUF MOD 1986	35,346	46,000
6749	SEMI-REMOLQUE MCA FRUEHAUF MOD 1986	35,346	46,000
6750	SEMI-REMOLQUE MCA RAMIREZ MOD 1987	26,179	46,000
6751	SEMI-REMOLQUE MCA RAMIREZ MOD 1987	26,179	46,000
6752	SEMI-REMOLQUE MCA RAMIREZ MOD 1987	26,179	46,000
6753	SEMI-REMOLQUE MCA RAMIREZ MOD 1987	26,179	46,000
6754	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6755	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6756	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6757	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6758	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6759	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6760	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6761	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6762	SEMI-REMOLQUE MCA LOZANO MOD 1989	34,646	50,000
6763	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6764	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6765	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6766	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6767	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6768	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000

6769	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6770	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6771	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6772	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6773	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6774	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6775	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6776	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6777	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6778	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6779	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6780	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6781	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6782	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6783	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6784	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6785	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6786	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6787	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6788	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6789	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6790	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6791	SEMI-REMOLQUE MCA LOZANO MOD 1989	35,774	50,000
6792	TOLVA MARCA TIJERINA MODELO 1980	39,159	40,000
6793	TOLVA MCA DE LA GARZA MODELO 1987	44,294	46,000
6794	TOLVA MCA DE LA GARZA MODELO 1987	44,294	46,000
6795	TOLVA MARCA GUADIANA MODELO 1985	43,466	45,000
6796	SEMI-REMOLQUE MCA CRUMONT MOD 1980	31,531	40,000
6797	TOLVA MARCA COLON MODELO DE 1985	43,466	45,000
6798	PIPA MARCA TYRSA MODELO DE 1987	41,438	46,000
6799	PLATAFORMA MCA LOZANO MODELO 1989	35,980	50,000
6800	PLATAFORMA MCA RAMIREZ MODELO 1988	26,179	46,000
6801	PLATAFORMA MCA RAMIREZ MODELO 1987	11,219	46,000
6802	PLATAFORMA MCA INMARSA MODELO 1980	31,531	40,000
6803	SEMI-REMOLQUE MCA MONTERREY MD.1986	26,235	46,000
6804	SEMI-REMOLQUE MARCA LOZANO MOD 1989	35,980	50,000
6805	SEMI-REMOLQUE MARCA REMOSA MOD 1990	11,218	50,000
6806	SEMI-REMOLQUE MARCA REMOSA MOD 1990	32,290	50,000
6807	SEMI-REMOLQUE MARCA LOZANO MOD 1989	35,980	50,000
6808	SEMI-REMOLQUE MARCA REMOSA MOD 1990	32,290	50,000
6809	SEMI-REMOLQUE MARCA REMOSA MOD 1990	33,235	50,000
6810	SEMI-REMOLQUE MARCA REMOSA MOD 1990	32,290	50,000
6811	SEMI-REMOLQUE MARCA REMOSA MOD 1990	33,235	50,000
6812	SEMI-REMOLQUE MARCA LOZANO MOD 1989	35,980	50,000
6813	SEMI-REMOLQUE MARCA LOZANO MOD 1989	35,980	50,000
6814	SEMI-REMOLQUE MARCA LOZANO MOD 1989	35,980	50,000
6815	SEMI-REMOLQUE MARCA LOZANO MOD 1989	35,980	50,000
6816	SEMI-REMOLQUE MARCA LOZANO MOD 1989	35,980	50,000
6817	SEMI-REMOLQUE MARCA LOZANO MOD 1989	35,980	50,000
6818	SEMI-REMOLQUE MARCA LOZANO MOD 1989	35,980	50,000
6819	SEMI-REMOLQUE MARCA LOZANO MOD 1989	35,980	50,000
6820	SEMI-REMOLQUE MARCA LOZANO MOD 1989	35,980	50,000
6821	DOLLY MARCA PENA MODELO DE 1984	10,460	10,460
6822	DOLLY MARCA LOLYS MODELO DE 1987	10,628	10,628
6823	DOLLY MARCA PENA MODELO 1984	10,379	10,379
6824	DOLLY MARCA FRUEHAUF MODELO 1983	18,137	18,137
6825	TOLVA MARCA ZEPEDA MODELO 1974	35,848	50,000
6826	TOLVA MARCA IGSA MODELO 1979	36,855	50,000
6827	PLATAFORMA MARCA PENA MODELO 1980	25,840	40,000
6828	SEMI-REMOLQUE MARCA REMOSA MOD 1990	33,235	50,000
6829	REMOLQUE MARCA FRAMAR MODELO 1992	32,142	50,000
6830	REMOLQUE MARCA FRAMAR MODELO 1992	32,142	50,000
6831	REMOLQUE MARCA FRAMAR MODELO 1992	21,850	50,000
6832	REMOLQUE MARCA FRAMAR MODELO 1992	31,983	50,000
6833	REMOLQUE MARCA FRAMAR MODELO 1992	21,850	50,000
6834	REMOLQUE MARCA FRAMAR MODELO 1992	11,217	50,000
6835	REMOLQUE MARCA FRAMAR MODELO 1992	21,850	50,000
6836	LOTE DE 10 JUEGOS DE REDILAS	13,533	-
6837	LOTE DE 7 JUEGOS DE REDILAS	9,473	-
6838	LOTE DE 5 JUEGOS DE REDILAS	6,826	-
6839	LOTE DE 2 JUEGOS DE REDILAS	2,733	-
6840	LOTE DE 3 JUEGOS DE REDILAS	4,061	-
6841	LOTE DE 1 JUEGO DE REDILAS	1,376	-
6842	LOTE DE 1 JUEGO DE REDILAS	1,376	-
6843	LOTE DE 1 JUEGO DE REDILAS	1,376	-
6844	LOTE DE 10 JUEGOS DE REDILAS	13,533	-
6845	LOTE DE 10 JUEGOS DE REDILAS	13,533	-
6846	LOTE DE 7 JUEGOS DE REDILAS	9,473	-
6847	LOTE DE 5 JUEGOS DE REDILAS	6,826	-
6848	LOTE DE 3 JUEGOS DE REDILAS	4,061	-
6849	LOTE DE 2 JUEGOS DE REDILAS	2,733	-
6850	LOTE DE 1 JUEGO DE REDILAS	1,376	-
6851	LOTE DE 1 JUEGO DE REDILAS	1,376	-
6852	LOTE DE 1 JUEGO DE REDILAS	1,376	-
6853	REMOLQUE TIPO CAJA VOLTEO "DE LA GARZA"	29,215	50,000
6854	CAJA DE VOLTEO TRES EJES 1996	38,321	50,000
6855	CAJA DE VOLTEO TRES EJES 1996	38,321	50,000
6856	DOLLY MARCA RAMIREZ MODELO 1984	10,171	10,171
6857	DOLLY MARCA RAMIREZ MODELO 1984	10,369	10,369
6858	PLATAFORMA MARCA REMOSA MODELO 1980	24,033	20,240
6859	PLATAFORMA MARCA REMOSA MODELO 1980	24,033	40,000

6860	PLATAFORMA MCA CRUMONT MODELO 1986	28,166	46,000
6861	PLATAFORMA REMQ CRUMONT MODELO 1986	29,017	46,000
6862	PLATAFORMA MCA. CRUMONT MODELO 1986	29,017	46,000
6863	PLATAFORMA MCA. CRUMONT MODELO 1986	29,017	46,000
6864	PLATAFORMA MCA. CRUMONT MODELO 1986	29,017	46,000
6865	DOLLY MARCA MARHAUL MODELO 1982	10,628	10,628
6866	DOLLY MARCA PENA MODELO DE 1983	10,474	10,474
6867	DOLLY MARCA RAMIREZ MODELO DE 1984	10,171	10,171
6868	DOLLY MARCA RAMIREZ MODELO DE 1984	10,171	10,171
6869	SEMI-REMOLQUE MARCA LOLIZ MOD 1980	21,043	40,000
6870	DOLLY MARCA PENA MODELO DE 1983	10,663	10,663
6871	DOLLY MARCA PENA MODELO DE 1983	10,663	10,663
6872	SEMIREMOLQUE RAMIREZ 1997 SERIE 3AEFP4031VM012093	137,622	109,200
6873	SEMIREMOLQUE RAMIREZ 1997 SERIE 3AEFP4033VM012094	137,622	109,200
6874	SEMIREMOLQUE RAMIREZ 1997 SERIE 3AEFP4035VM012095	137,622	109,200
6875	SEMIREMOLQUE RAMIREZ 1997 SERIE 3AEFP4037VM012096	137,622	109,200
6876	SEMIREMOLQUE RAMIREZ 1997 SERIE 3AEFP4039VM012097	137,622	109,200
6877	SEMIREMOLQUE RAMIREZ 1997 SERIE 3AEFP4030VM012098	137,622	109,200
6878	SEMIREMOLQUE RAMIREZ 1997 SERIE 3AEFP4032VM012099	137,622	109,200
6879	SEMIREMOLQUE RAMIREZ 1997 SERIE 3AEFP4031VM012093	137,622	109,200
6880	SEMIREMOLQUE RAMIREZ 1997 SERIE 3AEFP4037VM012101	137,622	109,200
6881	SEMIREMOLQUE RAMIREZ 1997 SERIE 3AEFP4039VM012102	137,622	109,200
6882	SEMIREMOLQUE RAMIREZ 1997 SERIE 3AEFP4030VM012103	137,622	109,200
6883	SEMIREMOLQUE RAMIREZ 1997 SERIE 3AEFP4032VM012104	137,622	109,200
6884	SEMIREMOLQUE RAMIREZ 1997 SERIE 3AEFP4034VM012105	137,622	109,200
6885	SEMIREMOLQUE RAMIREZ 1997 SERIE 3AEFP4036VM01216	137,622	109,200
6886	SEMIREMOLQUE RAMIREZ 1997 SERIE 3AEFP4038VM012107	137,622	109,200
6887	SEMIREMOLQUE RAMIREZ 1997 SERIE 3AEFP403XVM012108	137,622	109,200
6888	SEMIREMOLQUE RAMIREZ 1997 SERIE 3AEFP4031VM012109	137,622	109,200
6889	SEMIREMOLQUE RAMIREZ 1997 SERIE 3AEFP4038VM012110	137,622	109,200
6890	SEMIREMOLQUE RAMIREZ 1997 SERIE 3AEFP403XVM012111	137,622	109,200
6891	SEMIREMOLQUE RAMIREZ 1997 SERIE 3AEFP4031VM012112	137,622	109,200
6892	SEMIREMOLQUE FRUEHAUF 1997 SERIE 973PFM23232	145,391	109,200
6893	SEMIREMOLQUE FRUEHAUF 1997 SERIE 973PFM23233	145,391	109,200
6894	SEMIREMOLQUE FRUEHAUF 1997 SERIE 973PFM23234	145,391	109,200
6895	SEMIREMOLQUE FRUEHAUF 1997 SERIE 973PFM23235	145,391	109,200
6896	SEMIREMOLQUE FRUEHAUF 1997 SERIE 973PFM23236	145,391	109,200
6897	HABILITACION REMOLQUE FACCOL-81 R-71 SRE=C117	21,006	
6898	HABILITACION REMOLQUE FACCOL-81 R-76 SRE=C-125	26,780	
6899	HABILITACION REMOLQUE FACCOL-81 R-78 SRE=C-126	6,080	
6900	HABILITACION REMOLQUE FRUEHAUF-88 R-656	35,567	
6901	HABILITACION REMOLQUE FRUEHAUF-85 R-657	27,560	
6902	HABILITACION REMOLQUE LUFKIN-86 R-672	22,747	
6903	HABILITACION REMOLQUE RAMIREZ-81 R-704 SRE=R-5730	8,509	
6904	HABILITACION REMOLQUE REMOSA 1990 R-655	23,688	
6905	HABILITACION REMOLQUE REMOSA 1990 R-660	23,688	
6906	HABILITACION REMOLQUE REMOSA 1990 R-663	23,688	
6909	SEMI-REMOLQUE LOZANO 1999 NS 993JTLSA007688SEMI-	141,447	127,400
6910	SEMI-REMOLQUE LOZANO MOD 2000 NS 3T9PL4037YM021079	189,657	136,500
6911	SEMI-REMOLQUE LOZANO MOD 2000 NS 3T9PL4033YM021080	189,657	136,500
6912	SEMI-REMOLQUE LOZANO MOD 2000 NS 3T9PL4035YM021081	196,958	136,500
6913	SEMI-REMOLQUE LOZANO MOD 2000 NS 3T9PL4037YM021082	196,958	136,500
6914	SEMI-REMOLQUE CAJA DE VOLTEO NS 3T9CV3032YM021381	187,745	136,500
6915	SEMI-REMOLQUE CAJA DE VOLTEO N/S 3T9CV303XYM021449	193,533	136,500
6916	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #1 FC 1835	43,009	35,000
6917	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #2 FC 1836	43,009	35,000
6918	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #3 FC 1837	43,009	35,000
6919	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #4 FC 1838	43,009	35,000
6920	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #5 FC 1839	43,009	35,000
6921	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #6 FC 1888	43,009	35,000
6922	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #7 FC 1889	43,009	35,000
6923	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #8 FC 1890	43,009	35,000
6924	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #9 FC 1891	43,009	35,000
6925	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #10 FC1893	43,009	35,000
6926	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #11 FC1894	43,009	35,000
6927	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #12 FC1895	43,009	35,000
6928	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #13 FC1901	43,009	35,000
6929	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #14 FC1905	43,009	35,000
6930	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #15 FC1906	43,009	35,000
6931	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #16 FC1903	43,009	35,000
6932	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #17 FC1907	43,009	35,000
6933	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #18 FC1930	43,009	35,000
6934	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #19 FC1931	43,009	35,000
6935	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #20 FC1932	43,009	35,000
6936	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #21 FC1933	43,009	35,000
6937	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #22 FC1928	43,009	35,000
6938	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #23 FC1929	43,009	35,000
6939	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #24 FC1904	43,009	35,000
6940	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #25 FC1902	43,009	35,000
6941	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #26 FC1934	43,009	35,000
6942	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #27 FC1935	43,009	35,000
6943	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #28 FC1925	43,009	35,000
6944	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #29 FC1926	43,009	35,000
6945	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #30 FC1914	43,009	35,000
6946	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #31 FC1915	43,009	35,000
6947	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #32 FC1919	43,009	35,000
6948	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #33 FC1916	43,009	35,000
6949	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #34 FC1936	43,009	35,000
6950	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #35 FC1917	43,009	35,000
6951	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #36 FC1920	43,009	35,000
6952	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #37 FC1908	43,009	35,000

6953	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #38 FC1918	43,009	35,000
6954	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #39 FC1938	43,009	35,000
6955	ENCORTINADO DE 40 X 2 MTS (LONAS FIJAS) #40 FC1922	43,009	35,000
6957	ENCORTINADO DE 40 X 2MTS (LONAS FIJAS) #41 FC 1963	43,354	35,000
6958	ENCORTINADO DE 40 X 2MTS (LONAS FIJAS) #42 FC 1964	43,354	35,000
6959	ENCORTINADO DE 40 X 2MTS (LONAS FIJAS) #43 FC 1965	43,354	35,000
6960	ENCORTINADO DE 40 X 2MTS (LONAS FIJAS) #44 FC 1968	43,354	35,000
6961	ENCORTINADO DE 40 X 2MTS (LONAS FIJAS) #45 FC 1969	43,354	35,000
6962	ENCORTINADO DE 40 X 2MTS (LONAS FIJAS) #46 FC 1970	43,354	35,000
6963	ENCORTINADO DE 40 X 2MTS (LONAS FIJAS) #47 FC 1971	43,354	35,000
6964	ENCORTINADO DE 40 X 2MTS (LONAS FIJAS) #48 FC 1972	43,354	35,000
6965	ENCORTINADO DE 40 X 2MTS (LONAS FIJAS) #49 FC 1973	43,354	35,000
6966	ENCORTINADO DE 40 X 2MTS (LONAS FIJAS) #50 FC 1974	43,354	35,000
	TOTAL REMOLQUES	**15,775,832**	**18,835,231**

ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos: Hasta 1 Año	Denominados en Pesos: Mas de 1 Año	Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) – Intervalo de Tiempo: Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) – Intervalo de Tiempo: Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
COMMERCE BANK	25/05/2001	9.07	0	0	0	0	0	0	0	0	0	143,996	0	0	0	0
BAYERISCHE VEREINSBANK	13/03/2001	9.00	0	0	0	0	0	0	0	0	0	259,192	0	0	0	0
INBURSA	21/05/2001	9.68	0	0	0	139,196	0	0	0	0	0	0	0	0	0	0
BANAMEX	03/06/2001	9.12	0	0	0	86,395	0	0	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA	01/01/2001	9.26	0	0	0	47,999	0	0	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL	04/10/2001	8.75	0	0	0	143,996	0	0	0	0	0	0	0	0	0	0
STANDARD CHARTERED	05/11/2001	9.29	0	0	0	0	0	0	0	0	0	345,589	0	0	0	0
BANK OF MONTREAL	05/09/2001	8.84	0	0	0	0	0	0	0	0	0	47,999	0	0	0	0
BANK ONE	04/11/2001	8.68	0	0	0	0	0	0	0	0	0	95,997	0	0	0	0
CON GARANTIA																
ABN AMRO	26/03/2004	10.67	0	0	0	0	0	0	0	0	0	14,857	33,599	33,599	8,400	0
BANAMEX	15/02/2005	10.38	0	0	0	35,925	65,899	70,511	76,601	11,228	0	0	0	0	0	0
BANCO BILBAO VIZCAYA/BANCOME	15/02/2005	10.49	0	0	0	31,541	71,795	77,982	86,158	6,728	0	12,777	12,177	9,326	0	0
BANCO INTERNACIONAL	15/12/2001	8.43	0	0	0	3,197	0	0	0	0	0	0	0	0	0	0
BANCO SANTANDER/SERFIN	15/02/2005	9.11	0	0	0	37,028	35,001	32,974	22,435	11,217	0	0	0	0	0	0
BANCOMEXT	14/09/2001	9.49	0	0	0	0	0	65,816	0	0	0	0	0	0	0	0
BANK OF AMERICA	26/03/2004	7.59	0	0	0	0	0	0	0	0	0	120,070	139,482	139,483	8,700	0
BANORTE	15/01/2005	15.74	19,712	31,227	0	19,064	18,324	17,280	17,280	158	0	0	0	0	0	0
BARKLAYS	17/12/2004	11.07	0	0	0	0	0	0	0	0	0	5,846	18,859	20,859	23,502	0
COMERICA BANK	17/12/2004	10.88	0	0	0	0	0	0	0	0	0	12,344	32,143	33,643	22,127	0
COMMERCE BANK	26/03/2004	10.67	0	0	0	0	0	0	0	0	0	5,306	12,000	12,000	3,000	0
CREDIT AGRICOLE INDOSUEZ	26/03/2004	10.67	0	0	0	0	0	0	0	0	0	5,306	12,000	12,000	3,000	0
CREDIT LYONNAIS	26/03/2004	10.67	0	0	0	0	0	0	0	0	0	7,959	17,999	17,999	4,500	0
DEUTSCHE BANK	17/12/2004	11.07	0	0	0	0	0	0	0	0	0	2,923	9,429	10,429	11,751	0
EXPORT DEVELOPMENT CORP.	01/01/2003	7.13	0	0	0	0	0	0	0	0	0	15,602	15,602	6,157	0	0
FIDEICOMISO DE FOMENTO MINER	15/11/2007	10.21	0	0	0	10,164	10,165	10,164	10,164	29,646	0	0	0	0	0	0
GENERAL ELECTRIC CAPITAL COR	17/12/2004	10.77	0	0	0	0	0	0	0	0	0	9,421	22,714	23,214	10,376	0
HYPO-VEREINSBANK	01/01/2005	7.00	0	0	0	0	0	0	0	0	0	96,814	73,955	57,529	14,537	16,239

ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
KREDITANSTALT FUR WIEDERAFBA	01/01/2008	7.79	0	0	0	0	0	0	0	0	0	99,468	99,468	99,468	99,468	70,501
MIDLAND	17/12/2004	11.07	0	0	0	0	0	0	0	0	0	4,385	14,144	15,644	17,627	0
MORGAN GUARANTY TRUST	17/12/2004	11.07	0	0	0	0	0	0	0	0	0	13,468	43,447	48,054	54,144	0
STANDARD CHARTERED	15/12/2002	6.34	0	0	0	0	0	0	0	0	0	10,017	10,017	0	0	0
SUMITOMO	17/12/2004	11.07	0	0	0	0	0	0	0	0	0	6,437	20,765	22,968	25,878	0
THE FUJI BANK AND TRUST CO.	17/12/2004	8.51	0	0	0	0	0	0	0	0	0	135,930	196,597	101,089	5,737	0
WEST LB	17/12/2004	10.86	0	0	0	0	0	0	0	0	0	21,535	55,141	57,425	35,246	0
ORGANISMOS FINANCIEROS																
BANAMEX	17/12/2004	16.78	0	461,668	0	13,333	118,951	76,709	75,392	0	0	0	0	0	0	0
BANCA SERFIN	12/10/2003	19.28	0	276,390	0	0	0	0	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA	30/05/2002	20.09	0	40,742	0	0	0	0	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL	01/01/2003	19.20	0	376,390	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	17/12/2004	15.57	0	222,164	0	17,800	210,624	103,005	101,233	0	0	0	0	0	0	0
BANCOMEXT	02/03/2005	8.77	0	0	0	0	0	0	0	287,991	0	0	0	0	0	0
BANK OF AMERICA	01/12/2001	8.84	0	0	0	0	0	0	0	0	0	47,999	0	0	0	0
BANORTE	12/10/2003	18.97	0	150,000	0	0	0	0	0	0	0	0	0	0	0	0
BARCLAYS BANK PLC	17/12/2004	12.82	0	0	0	0	0	0	0	0	0	5,597	37,018	29,185	28,632	0
CITIBANK	03/06/2001	9.84	95,461	0	0	182,394	0	0	0	0	0	0	0	0	0	0
COMERICA BANK	24/11/2005	10.70	0	0	0	21,299	21,301	21,299	21,299	21,299	0	4,197	27,763	21,889	21,474	0
DEUTSCHE BANK	17/12/2004	12.82	0	0	0	0	0	0	0	0	0	2,798	18,509	14,593	14,316	0
GENERAL ELECTRIC CAPITAL COR	17/12/2004	12.82	0	0	0	0	0	0	0	0	0	1,399	9,255	7,297	7,158	0
INBURSA	30/05/2002	20.09	0	71,298	0	0	0	0	0	0	0	0	0	0	0	0
MIDLAND BANK PLC	17/12/2004	12.82	0	0	0	0	0	0	0	0	0	4,197	27,766	21,892	21,474	0
MORGAN GUARANTY TRUST	01/01/2004	12.85	0	0	0	0	0	0	0	0	0	13,333	95,370	76,709	75,392	0
THE FUJI BANK AND TRUST CO.	17/12/2004	12.52	0	0	0	0	0	0	0	0	0	2,798	11,184	7,268	6,989	0
THE SUMITOMO BANK LTD.	21/01/2003	10.58	0	0	0	0	0	0	0	0	0	2,798	4,197	281	0	0
TOTAL BANCARIOS			115,173	1,629,879	0	789,331	552,060	475,740	410,562	368,267	0	1,578,354	1,070,600	900,000	523,428	86,740

HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2000**

ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BURSATILES																
COLOCACIONES PRIVADAS																
QUIROGRAFARIOS																
BANCA SERFIN	26/05/2004	7.26	0	0	0	0	0	0	879,741	0	0	0	0	0	0	0
JP MORGAN	15/09/2007	9.82	0	0	0	0	0	0	0	0	0	0	0	0	0	2,853,129
ECP	04/03/2001	8.30	0	0	0	0	0	0	0	0	0	280,820	0	0	0	0
PMP	09/03/2005	8.75	0	0	0	0	0	0	0	636,067	0	0	0	0	0	0
USCP	25/03/2003	12.47	0	0	0	0	0	0	0	0	0	95,997	191,994	287,991	0	0
TOTAL BURSATILES			0	0	0	0	0	0	879,741	636,067	0	376,817	191,994	287,991	0	2,853,129
PROVEEDORES																
OTROS PROVEEDORES	30/12/2002		1,080,066	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			1,080,066	0	0	0	0	0	0	0	0	0	0	0	0	0
CTAS POR PAGAR	30/12/2002		399,261	0	405,611	0	5,316	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			399,261	0	405,611	0	5,316	0	0	0	0	0	0	0	0	0
			1,594,500	1,629,879	405,611	789,331	557,376	475,740	1,290,303	1,004,334	0	1,955,171	1,262,594	1,187,991	523,428	2,939,869

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**

HYLSAMEX, S.A. DE C.V.

BALANZA DE DIVISAS Y POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6

CONSOLIDADO
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
1. INGRESOS					
EXPORTACIONES	210,950	2,096,175	0	0	2,096,175
OTROS	12,211	141,415	0	0	141,415
TOTAL	**223,161**	**2,237,590**			**2,237,590**
2. EGRESOS					
IMPORTACIONES (MATERIAS PRIMAS)	262,487	2,519,796	0	0	2,519,796
INVERSIONES	3,818	36,652	0	0	36,652
OTROS	99,105	951,378	0	0	951,378
TOTAL	**365,410**	**3,507,826**			**3,507,826**
SALDO NETO	**(142,249)**	**(1,270,236)**			**(1,270,236)**
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**187,325**	**1,798,264**	0	0	**1,798,264**
PASIVO	**1,290,821**	**12,391,495**			**12,391,495**
CORTO PLAZO	328,147	3,150,113	0	0	3,150,113
LARGO PLAZO	962,674	9,241,382	0	0	9,241,382
SALDO NETO	**(1,103,496)**	**(10,593,231)**			**(10,593,231)**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**
HYLSAMEX, S.A. DE C.V.

**CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)**

ANEXO 7

**CONSOLIDADO
Impresión Final**

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	15,425,874	3,048,100	12,377,774	1.34	166,202
FEBRERO	14,488,313	3,274,855	11,213,458	0.89	99,467
MARZO	14,125,147	3,114,238	11,010,909	0.55	61,043
ABRIL	13,962,557	2,814,565	11,147,992	0.57	63,428
MAYO	14,509,083	3,181,272	11,327,811	0.37	42,346
JUNIO	14,658,774	3,277,456	11,381,318	0.59	67,415
JULIO	15,110,847	1,351,028	11,917,819	0.39	46,489
AGOSTO	14,392,411	3,060,669	11,331,741	0.55	62,267
SEPTIEMBRE	14,366,059	3,139,346	11,226,713	0.73	82,011
OCTUBRE	15,054,486	3,646,057	11,408,429	0.69	78,559
NOVIEMBRE	15,623,959	3,922,257	11,701,703	0.86	100,052
DICIEMBRE	15,037,690	3,577,896	11,459,794	1.08	124,065
ACTUALIZACION:	0	0	0	0.00	147,266
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	(48,416)
TOTAL					**1,092,194**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**
HYLSAMEX, S.A. DE C.V.

OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO INSCRITOS EN BOLSA (1)

ANEXO 8 **CONSOLIDADO**
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICABLE

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CONSTANCIA DE OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO (1)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**
HYLSAMEX, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
ACEREX, S.A. DE C.V.	PROCESAMIENTO Y CORTES DE ACERO	0	0
ACEREX SERVICIOS, S.A. DE C.V	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
C.M.B.J. P.COL., S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUST. MINERALES.	0	0
ACEROS PROSIMA, S.A. DE C.V.	COMPRA-VTA. Y SERV. DE MAQ. P/TODA CLASE DE PROD.	0	0
EXP. ANAHUAC, S.A.DE C.V.	TRANSPORTE FORANEO DE CARGA REGULAR	0	0
FERROPAK, S.A. DE C.V.	MAT'S. METALICOS PARA LA CONST. Y LA INDUSTRIA	0	0
FERROPAK SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
GALVAK, S.A. DE C.V.	FABRICACION DE LAMINA GALVANIZADA	0	0
COMERCIALIZADORA LESA, S.A. D	COMERCIALIZACION DE MINERAL	0	0
HYLSAMEX S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
HYLSA S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
LAS ENCINAS, S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUSTANCIAS MINERALES	0	0
MAT. Y AC. MASA, S.A. DE C.V.	VENTA DE PRODUCTOS DE ACERO	0	0
PEGI, S.A. DE C.V.	GENERACION DE ENERGIA ELECT. Y VAPOR DE PROCESO	0	0
PEÑA SERVICIOS, S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
PROM. AZ. MEX., S.A. DE C.V.	CELEBRAR TODA CLASE DE OPS. PAS. Y ACT. CON ACCS.	0	0
TECNICA IND., S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
TRANS.EXP.AND IMP.CORP.	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0
GALVAMET TRADING INC.	COMERC.PROD.DE ACERO Y LAMINA	0	0
HYLSA LATIN LLC	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACCS.	0	0
GALVANET S.A DE C.V.	COMERCIALIZ MEDIOS ELECTRONICOS	0	0

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**
HYLSAMEX, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10 **CONSOLIDADO**
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	9.36
ELECTRODOS	UCAR CARBON MEXICANA				1.17
REFRACTARIOS	REF. MEX.	REFRACTARIOS	RADEX, PREMIER, AP GREEN	SI	2.17
ALEACIONES	CIA. MINERA AUTLAN				2.60
ZINC	PEÑOLES				1.85
RODILLOS	FUMOSA	RODILLOS	ESWAG	SI	1.18
CAL	REGIO CAL				1.09

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2000**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
PLANOS			1,450	8,641,590			
NO PLANOS			837	2,698,753			
OTROS				620,558			
T O T A L				11,960,901			

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**
HYLSAMEX, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
PLANOS			430	2,080,802			
NO PLANOS			5	16,220			
OTROS				140,568			
T O T A L				2,237,590			

OBSERVACIONES

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

SALDO DE LA CUFIN AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **1999** 464

Número de acciones en circulación a la misma fecha de la CUFIN : 243,756,094
(En Unidades)

[X] CIFRAS DICTAMINADAS FISCALMENTE [X] CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS COBRADOS DURANTE EL EJERCICIO ACTUAL

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN DEL EJERCICIO ACTUAL

UFIN DEL EJERCICIO COMPRENDIDO DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000

RESULTADO FISCAL	0
- IMPORTE DEL ISR:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- IMPORTE DE LA UFIR	0
- PARTIDAS NO DEDUCIBLES	0
UFIN DEL EJERCICIO :	0

SALDO DE LA CUFIN ACTUALIZADA AL TRIMESTRE QUE REPORTA
(Información del año actual)

SALDO DE CUFIN AL 31 DE DICIEMBRE DE 2000 42,438

Número de acciones en circulación a la misma fecha de la CUFIN : 243,756,094
(En Unidades)

CLAVE DE COTIZACION **HYLSAMX** TRIMESTRE: **1** AÑO: **1997**

HYLSAMEX, S.A. DE C.V.

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

MODIFICACION AL SALDO DE LA CUFIN DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **1999**	0
Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades)	243,756,094

ANEXO 12
CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

ANEXO 12
CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

CLAVE DE COTIZACION HYLSAMX TRIMESTRE: 4 AÑO: 2000

RAZON SOCIAL: **HYLSAMEX, S.A. DE C.V.**

ANEXO 12 - A

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA REINVERTIDA

(Miles de Pesos)

SALDO DE LA CUFIN REINVERTIDA AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **1999** — 0

Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades) — 243,756,094

☐ CIFRAS DICTAMINADAS FISCALMENTE ☐ CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS PAGADOS DURANTE EL EJERCICIO ACTUAL PROVENIENTES DE LA CUFIN

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN REINVERTIDA DEL EJERCICIO QUE REPORTA

UFINER DEL EJERCICIO COMPRENDIDO DEL 1o DE ENERO AL 31 DE DICIEMBRE DE 2000	
RESULTADO FISCAL:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- PARTIDAS NO DEDUCIBLES	0
- (+) UTILIDAD (PERDIDA) DE FUENTE DE RIQUEZA UBICADA EN EL EXT.	0
UFIN DEL EJERCICIO :	0
- ISR (Utilizando la tasa para ISR diferidc	
* FACTOR PARA UFIN REINVERTIDA:	0
UFINER DEL EJERCICIO	0

SALDO DE LA CUFIN REINVERTIDA ACTUALIZADA AL TRIMESTRE QUE REPORTA

SALDO DE LA CUFIN REINVERTIDA AL **31** DE DICIEMBRE DE 2000 — 0

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades) — 243,756,094

MODIFICACION AL SALDO DE LA CUFIN REINVERTIDA DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE 1999 (Antes de UFIN reinvertida del ejercicio anterior — 0

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades) — 243,756,094

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**

HYLSAMEX, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

SERIE	VALOR NOMINAL ($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL (Miles de Pesos)	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		4	243,756,094			243,756,094	121,878	
TOTAL			**243,756,094**	**0**	**0**	**243,756,094**	**121,878**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
243,756,094

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 0
GDRS's : 0
ADS's : 7.88
GDS's 6.25

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **4** AÑO: **2000**

HYLSAMEX, S.A. DE C.V.

CONSOLIDADO
Impresión Final

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

DECLARO BAJO PROTESTA DE DECIR VERDAD, QUE LA INFORMACION FINANCIERA BASICA Y COMPLEMENTARIA PROPORCIONADA A LA BOLSA, POR EL PERIODO COMPRENDIDO ENTRE EL **1** DE **ENERO** Y EL **31** DE **DICIEMBRE** DE **2000** Y **1999** , FUE OBTENIDA DE LOS REGISTROS CONTABLES AUTORIZADOS Y, EN SU CASO, EXTRALIBROS Y ES RESULTANTE DE LA APLICACION DE LOS PRINCIPIOS Y NORMAS DE CONTABILIDAD ACEPTADAS O PRONUNCIADAS POR EL INSTITUTO MEXICANO DE CONTADORES PUBLICOS Y DISPOSICIONES DE LA COMISION NACIONAL BANCARIA Y DE VALORES.

LOS PRINCIPIOS DE CONTABILIDAD Y NORMAS, ASI COMO LA AGRUPACION DE CUENTAS Y CIFRAS EN EL PERIODO A QUE DICHA INFORMACION HACE REFERENCIA, FUERON APLICADAS POR LA INSTITUCION SOBRE BASES UNIFORMES A LAS DEL MISMO PERIODO DEL EJERCICIO ANTERIOR.

C.P. GERARDO A. GONZALEZ V.
SUB-DIRECTOR DE CONTRALORIA

C.P. SANTOS HERMILO MARTINEZ E.
GERENTE DE INFORMACION FINANCIERA

SAN NICOLAS DE LOS GARZA, NL, A 7 DE JUNIO DE 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 7/06/2002 17:43

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	HYLSAMEX, S.A. DE C.V.
DO MICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 2828
FAX:	01 81 8865 1210
E-MAIL:	webmaster@hylsamex.com.mx
DIRECCION DE INTERNET	www.hylsamex.com.mx

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	HYL930427BY1
DOMICILIO	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V.
NOMBRE:	ING. DIONISIO GARZA MEDINA
DOMICILIO:	GOMEZ MORIN 1111
COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1111
FAX:	01 81 8748 2552
E-MAIL:	dgarzam@alfa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL

CLAVE DE COTIZACION: HYLSAMX **FECHA:** 7/06/2002 17:43

TELEFONO:	01 81 8865 1701
FAX:	01 81 8865 2121
E-MAIL:	aelizond@hylsamex.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE INFORMACION FINANCIERA
NOMBRE:	C.P. SANTOS HERMILO MARTINEZ ESPARZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1236
FAX:	01 81 8865 1210
E-MAIL:	shmartinez@hylsamex.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	SUBDIRECTOR JURIDICO
NOMBRE:	LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1318
FAX:	01 81 8865 1310
E-MAIL:	jatrevino@hylsamex.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V.
NOMBRE:	LIC. LEOPOLDO MARROQUIN MORALES
DOMICILIO:	GOMEZ MORIN 1111 SUR

CLAVE DE COTIZACION: HYLSAMX **FECHA:** 7/06/2002 17:43

COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1368
FAX:	01 81 8748 2514
E-MAIL:	lmarroqui@alfa.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NA
NOMBRE:	NA NA NA NA
DOMICILIO:	NA
COLONIA:	NA
C. POSTAL:	00
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	NA
FAX:	NA
E-MAIL:	NA

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	C.P. MARGARITA GUTIERREZ SANTOSCOY
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1224
FAX:	01 81 8331 1885
E-MAIL:	mgutierrez@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

CLAVE DE COTIZACION: TRIMESTRE: AÑO:
HYLSAMEX, S.A. DE C.V.

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

EL RENGLON S29 SE INTEGRA COMO SIGUE

PRESTAMOS BURSATILES	4,212,855
UDIS	636,067

	4,848,922

FECHA DE VCTO 09/03/2003 TASA DE INT´S 8.75% MONTO EN UDIS 218,643,000

EL RENGLON S44 SE INTEGRA COMO SIGUE

PARTICIPACION EN SUBS	-2,674,859
IMPUESTO DIFERIDO CAPITAL	75,399
EXCESO INSUF EN LA ACT CAP	814,675

	-1,784,785

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** Quarter: **4** Year: **2000** P

HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT ENGLISH 4° Quarter 2001

AT DECEMBER 31 OF 2000 AND 1999

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**29,578,351**	**100**	**30,739,818**	**100**
2	**CURRENT ASSETS**	**5,789,052**	**20**	**6,086,918**	**20**
3	CASH AND SHORT-TERM INVESTMENTS	1,272,307	4	347,107	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,419,420	5	1,948,835	6
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	444,564	2	1,140,138	4
6	INVENTORIES	2,652,761	9	2,650,838	9
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**1,554,572**	**5**	**1,330,583**	**4**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	465,576	2	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,004,730	3	1,251,270	4
11	OTHER INVESTMENTS	84,266	0	79,313	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**19,856,177**	**67**	**21,193,720**	**69**
13	PROPERTY	1,017,050	3	1,036,681	3
14	MACHINERY AND INDUSTRIAL	35,275,989	119	35,971,329	117
15	OTHER EQUIPMENT	179,473	1	178,946	1
16	ACCUMULATED DEPRECIATION	17,016,062	58	16,845,631	55
17	CONSTRUCTION IN PROGRESS	399,727	1	852,395	3
18	**DEFERRED ASSETS (NET)**	**2,378,550**	**8**	**2,128,597**	**7**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**18,452,724**	**100**	**17,146,322**	**100**
21	**CURRENT LIABILITIES**	**4,744,613**	**26**	**4,590,366**	**27**
22	SUPPLIERS	1,080,066	6	980,154	6
23	BANK LOANS	2,482,858	13	2,077,878	12
24	STOCK MARKET LOANS	376,817	2	354,818	2
25	TAXES TO BE PAID	0	0	16,573	0
26	OTHER CURRENT LIABILITIES	804,872	4	1,160,943	7
27	**LONG-TERM LIABILITIES**	**10,871,514**	**59**	**11,856,189**	**69**
28	BANK LOANS	6,017,276	33	7,220,253	42
29	STOCK MARKET LOANS	4,848,922	26	4,626,852	27
30	OTHER LOANS	5,316	0	9,084	0
31	**DEFERRED LOANS**	**2,777,834**	**15**	**697,531**	**4**
32	**OTHER LIABILITIES**	**58,763**	**0**	**2,236**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**11,125,627**	**100**	**13,593,496**	**100**
34	**MINORITY INTEREST**	**1,848,859**	**17**	**1,777,400**	**13**
35	**MAJORITY INTEREST**	**9,276,768**	**83**	**11,816,096**	**87**
36	**CONTRIBUTED CAPITAL**	**2,713,221**	**24**	**2,713,221**	**20**
37	PAID-IN CAPITAL STOCK (NOMINAL)	121,878	1	121,878	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	319,296	3	319,296	2
39	PREMIUM ON SALES OF SHARES	2,272,047	20	2,272,047	17
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**6,563,547**	**59**	**9,102,875**	**67**
42	RETAINED EARNINGS AND CAPITAL RESERVE	7,264,185	65	7,514,952	55
43	REPURCHASE FUND OF SHARES	918,071	8	918,072	7
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(1,784,785)	(16)	(73,840)	(1)
45	NET INCOME FOR THE YEAR	166,076	1	743,691	5

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2000**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**1,272,307**	**100**	**347,107**	**100**
46	CASH	48,901	4	45,820	13
47	SHORT-TERM INVESTMENTS	1,223,406	96	301,287	87
18	**DEFERRED ASSETS (NET)**	**2,378,550**	**100**	**2,128,597**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	1,649,845	69	1,701,036	80
49	GOODWILL	31,257	1	66,048	3
50	DEFERRED TAXES	409,436	17	0	0
51	OTHERS	288,012	12	361,513	17
21	**CURRENT LIABILITIES**	**4,744,613**	**100**	**4,590,366**	**100**
52	FOREING CURRENCY LIABILITIES	3,150,113	66	2,604,668	57
53	MEXICAN PESOS LIABILITIES	1,594,500	34	1,985,698	43
24	**STOCK MARKET LOANS**	**376,817**	**100**	**354,818**	**100**
54	COMMERCIAL PAPER	376,817	100	354,818	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**804,872**	**100**	**1,160,943**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	173,942	22	187,013	16
58	OTHER CURRENT LIABILITIES WITHOUT COST	630,930	78	973,930	84
27	**LONG-TERM LIABILITIES**	**10,871,514**	**100**	**11,856,189**	**100**
59	FOREING CURRENCY LIABILITIES	9,241,635	85	10,002,858	84
60	MEXICAN PESOS LIABILITIES	1,629,879	15	1,853,331	16
29	**STOCK MARKET LOANS**	**4,848,922**	**100**	**4,626,852**	**100**
61	BONDS	4,848,922	100	4,626,852	100
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**5,316**	**100**	**9,084**	**100**
63	OTHER LOANS WITH COST	5,316	100	9,084	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**2,777,834**	**100**	**697,531**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,991,426	72	0	0
67	OTHERS	786,408	28	697,531	100
32	**OTHER LIABILITIES**	**58,763**	**100**	**2,236**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	58,763	100	2,236	100
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,784,785)**	**100**	**(73,840)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(1,784,785)	(100)	(73,840)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2000**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	1,044,439	1,496,552
73	PENSIONS FUND AND SENIORITY PREMIUMS	786,408	697,531
74	EXECUTIVES (*)	213	223
75	EMPLOYERS (*)	2,750	2,801
76	WORKERS (*)	4,467	4,691
77	CIRCULATION SHARES (*)	243,756,094	243,756,094
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2000**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2000 AND 1999
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**14,198,491**	**100**	**14,874,965**	**100**
2	COST OF SALES	11,856,232	84	11,645,880	78
3	**GROSS INCOME**	**2,342,259**	**16**	**3,229,085**	**22**
4	OPERATING	1,071,713	8	1,190,932	8
5	**OPERATING INCOME**	**1,270,546**	**9**	**2,038,153**	**14**
6	TOTAL FINANCING COST	571,730	4	(129,497)	(1)
7	**INCOME AFTER FINANCING COST**	**698,816**	**5**	**2,167,650**	**15**
8	OTHER FINANCIAL OPERATIONS	61,688	0	103,567	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**637,128**	**4**	**2,064,083**	**14**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	249,553	2	208,790	1
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**387,575**	**3**	**1,855,293**	**12**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(214,818)	(2)	(1,075,889)	(7)
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**172,757**	**1**	**779,404**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**172,757**	**1**	**779,404**	**5**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**172,757**	**1**	**779,404**	**5**
19	NET INCOME OF MINORITY INTEREST	6,681		35,713	0
20	**NET INCOME OF MAJORITY INTEREST**	**166,076**	**1**	**743,691**	**5**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2000**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**14,198,491**	**100**	**14,874,965**	**100**
21	DOMESTIC	11,960,901	84	12,771,197	86
22	FOREIGN	2,237,590	16	2,103,768	14
23	TRANSLATED INTO DOLLARS (***)	223,161	2	194,968	1
6	**TOTAL FINANCING COST**	**571,730**	**100**	**(129,497)**	**100**
24	INTEREST PAID	1,625,823	284	1,610,883	1,244
25	EXCHANGE LOSSES	261,162	46	(360,173)	(278)
26	INTEREST EARNED	205,720	36	135,308	104
27	EXCHANGE PROFITS	17,341	3	(78,366)	(61)
28	GAIN DUE TO MONETARY POSITION	(1,092,194)	(191)	(1,323,265)	(1,022)
8	**OTHER FINANCIAL OPERATIONS**	**61,688**	**100**	**103,567**	**100**
29	OTHER NET EXPENSES (INCOME) NET	61,688	100	103,567	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**249,553**	**100**	**208,790**	**100**
32	INCOME TAX	227,439	91	177,392	85
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	22,114	9	31,398	15
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR **2000**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	16,401,453	19,409,278
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	14,198,491	14,874,965
39	OPERATION INCOME (**)	1,270,546	2,038,153
40	NET INCOME OF MAYORITY INTEREST(**)	166,076	743,691
41	NET CONSOLIDATED INCOME (**)	172,757	779,404

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2000**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2000 AND 1999
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**172,757**	**779,404**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	1,689,483	2,371,220
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,862,240**	**3,150,624**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	25,882	(505,280)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**1,888,122**	**2,645,344**
6	CASH FLOW FROM EXTERNAL FINANCING	(487,839)	(2,227,554)
7	CASH FLOW FROM INTERNAL FINANCING	365,991	391,161
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(121,848)**	**(1,836,393)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(841,074)**	**(993,912)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	925,200	(184,961)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	347,107	532,068
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,272,307	347,107

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2000**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**1,689,483**	**2,371,220**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,234,412	1,172,502
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	161,857	103,547
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	293,214	1,095,171
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**25,882**	**(505,280)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	444,933	(168,014)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(267,198)	(253,085)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	104,356	(50,574)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(99,913)	(192,095)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(156,296)	158,488
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(487,839)**	**(2,227,554)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	2,255,308	2,151,409
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	1,049,887	2,447,265
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	23,845	(64,565)
27	(-) BANK FINANCING AMORTIZATION	(2,982,164)	(6,152,019)
28	(-) STOCK MARKET AMORTIZATION	(792,477)	(579,114)
29	(-) OTHER FINANCING AMORTIZATION	(42,238)	(30,530)
7	**CASH FLOW FROM INTERNAL FINANCING**	**365,991**	**391,161**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	365,815	391,161
31	(-) DIVIDENS PAID	176	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(841,074)**	**(993,912)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(410,544)	121,377
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(405,191)	(735,647)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(25,339)	(379,642)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2000**
HYLSAMEX, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	1.22	%	5.24	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	1.79	%	6.29	%
3	NET INCOME TO TOTAL ASSETS (**)	0.58	%	2.54	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME		%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	632.21	%	169.78	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.48	times	0.48	times
7	NET SALES TO FIXED ASSETS (**)	0.72	times	0.70	times
8	INVENTORIES ROTATION (**)	4.47	times	4.39	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	31	days	41	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	11.69	%	11.13	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	62.39	%	55.78	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.66	times	1.26	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	67.15	%	73.53	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	54.75	%	55.94	%
15	OPERATING INCOME TO INTEREST PAID	0.78	times	1.27	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.77	times	0.87	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.22	times	1.33	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.66	times	0.75	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.31	times	0.35	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	26.82	%	7.56	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	13.12	%	21.18	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	0.18	%	(3.40)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.16	times	1.64	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	400.37	%	121.30	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(300.37)	%	(21.30)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	48.18	%	74.02	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2000**
HYLSAMEX, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.44	$ 3.05
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.44	$ 3.05
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 38.06	$ 48.48
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.25 times	0.57 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	21.50 times	9.11 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

EL RENGLON S29 SE INTEGRA COMO SIGUE

PRESTAMOS BURSATILES	4,212,855
UDIS	636,067

	4,848,922

FECHA DE VCTO 09/03/2003 TASA DE INT´S 8.75% MONTO EN UDIS 218,643,000

EL RENGLON S44 SE INTEGRA COMO SIGUE

PARTICIPACION EN SUBS	-2,674,859
IMPUESTO DIFERIDO CAPITAL	75,399
EXCESO INSUF EN LA ACT CAP	814,675

	-1,784,785

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

February 7, 2001

4th Quarter 2000 Earnings Release

The information hereby is presented in Pesos (Ps) as of December 2000, or in metric tons. Some figures are translated into dollars (US$) at the average exchange rate of each month.

HIGHLIGHTS
Overall sales volume in 4Q00 decreased 10% when compared to 3Q00. The reduction in export shipments is due to adverse pricing conditions in international markets. Volumes in the domestic market were affected by a variety of factors including increased imports, lower levels of tax-related sales and the reduction in Government spending, among others.

Export volume in 4Q00 represented 10.2% of total shipments, reflecting a reduction from the 14.8% achieved during 3Q00. Exports for the quarter consisted mainly of higher value-added products such as pre-painted and galvanized steel, electrically welded pipe, cold rolled steel and reduced quantities of hot band.

An operating margin of 2.2% was recorded in 4Q00; a figure caused by the lower shipments and rising cost of goods sold.

EBITDA, as a measure of cash generation, amounted to US $40 million in 4Q00, a reduction of 28% versus 3Q00, due to lower volume in both, international and domestic markets, aside from the high energy prices. On a per ton basis, this figure decreased US $17 from 3Q00, to US $67 in 4Q00.

Hylsamex is carrying out several initiatives to improve cash generation. Among them are the higher usage of alternative metallic inputs, minimal Capex spending, and more efficient use of working capital and the commercialization of ion ore.

The Mexican Government offered gas consumers a fixed price 3yr contract at US $4.0/MMBtu, retroactively to January 1, 2001, that permit Hylsamex to viably operate economically the 4M DRI plant in Monterrey.

OVERVIEW
Hylsamex experienced a reduction in operating and financial performance during 4Q00. The Company generated EBITDA equivalent to US $40 million, as compared to the US $56 million achieved in 3Q00 and the US $70 million recorded in 4Q99.

While prices (revenue per ton) showed stability during 4Q00, volume and cost were the main variables affecting Hylsamex's performance.
Revenue per ton grew US $3 from 3Q00 to US $547/ton in 4Q00. This rise is explained by improvements in product mix and by price increases in long products implemented in mid-September 2000 (15% for rebar and 6% for wire rod). Aside from long products, there were price decreases in specific product categories.

Hylsamex experienced a reduction in flat products' shipments due to several reasons, including lower exports, adverse conditions in international markets, increased imports and certain weakness observed in the domestic market. An increase in long product sales only partially offset the decline; therefore overall volumes for the quarter were lower than in comparable quarters.

On the cost side, 4Q00 represents a transition for Hylsamex, from full utilization of its own DRI facilities, to limited DRI production, and reliance on purchased raw materials. Therefore, Hylsamex helped temper the effects of the energy shock in 4Q00 by means of a reduction in electricity and gas consumption (from a combined 18% in the costs and expenses structure of 3Q00, to 12% in 4Q00) and an effective use of natural gas hedging mechanisms. In addition, the Company continued to take advantage of the flexibility of using contractors' manpower and the partial lay-off of some workers at the mines to reduce the fixed cost burden. On top of that, Hylsamex started the commercialization of iron ore pellets in markets abroad, allowing a further reduction in costs associated with the mines.
Hylsamex increased its cash reserves to US $132 million as of December 31, 2000, from US $100 million as of September 30, 2000. The build up in cash reserves relates to working capital reduction and to reimbursement for the asset tax paid in prior years that was received in December 2000. Besides trying to improve EBITDA generation, the Company is carrying out several measures to generate additional free cash flow, including minimal Capex spending, a more efficient use of working capital and the commercialization of iron ore.

Net debt outstanding reached US $1,346 million as of December 31, 2000, showing a modest US $22 million reduction versus the US $1,368 million registered as of September 30, 2000. Short-term debt was maintained at the US $189 million level recorded as of the previous quarter.

The Company obtained necessary waivers from the respective lenders to be in compliance with financial ratio covenants as of September 2000. As in the 3Q00, different financial ratios, included in several loan agreements, were not met in 4Q00 due to the decrease in cash flow generation. Hylsamex is already engaged in conversations with the corresponding lenders to waive or amend the ratios not in compliance as of year-end 2000.

STEEL MARKET
Shipments in 4Q00 reached 598,100 tons, 10% lower than the 663,700 tons sold in the previous quarter and 25% lower than the 792,600 tons shipped in the same quarter of last year. An explanation of the variations against comparable quarters follows:

The 65,600 tons decrease that took place between 4Q00 and 3Q00 is the result of further reductions in exports (36,700 tons) and lower volumes in the domestic market (28,900 tons).
On the export side, adverse demand and difficult pricing conditions for hot rolled band in the international markets did not permit the Company to continue shipping the same volumes abroad.
Regarding domestic market sales, the drop in volume relates entirely to flat steel; a product line that enjoyed a strong market over the past three quarters, but that started to show some weakness during 4Q00. Flat products in

DIRECTOR REPORT (1)

ANNEX 1 CONSOLIDATED
Final Printing

the domestic market experienced a contraction as a result of:
Significant inroads made by imported flat products,
The slowdown in the co-export market resulting from a deceleration in the US economy,
The reduction in Government spending, largely the result of the transition taking place between presidential administrations in Mexico.

The 194,500 tons decrease observed between 4Q00 and 4Q99 is comprised of reductions in exports (54,200 tons) and domestic sales (140,300 tons). Exports accounted for roughly one fourth of the overall decrease in volumes and were the result of discontinuing the sale of the most commodity-type products (i.e. hot rolled band).
Meanwhile, a sharp reduction in flat products represents the largest portion of the overall decrease in domestic market volumes. Aside from the volume reductions caused by the U.S. slowdown, there were several additional factors contributing to the large decline:
An oversupply in the rebar market observed in 2000 as compared to the situation a year ago (36,000 tons),
Lower level of billet sales due to their price deterioration (16,600 tons)
Imports at unfair prices to the Mexican marketplace; aggravated by the effect of an overvalued peso,
One-time sales during 4Q99 due to the halt in production by another flat products' domestic producer, which resumed production in early 2000,
A reduction in seasonally related, tax-driven sales,
A final distortion had to do with 12,600 tons of Hylsabek sales booked in 4Q99. This business unit was divested on December 31, 1999 and proceeds were assigned to debt reduction.

Shipments for the year 2000 reached 2,722,200 tons, 4% lower than the 2,846,700 tons sold in the previous year. The decline in volume sold is concentrated in the Mexican market and pertains to both the flat and the long products markets. The volume decline was partially offset by a 17% gain in exports.

DOMESTIC MARKET
Sales volume to the domestic market reached 536,800 tons in 4Q00, 5% lower than the 565,700 tons achieved in 3Q00 and also 21% below the 677,100 tons sold in 4Q99. The 28,900-ton negative shift versus 3Q00 relates to the weakness of the flat products market experienced during 4Q00; besides, volume did not receive a boost from traditional year-end tax-related sales. In contrast, Bar & Rod sales showed an 11,100-ton improvement versus 3Q00. The reduction observed against 4Q99 (140,300 tons) has a fundamental component as well as a portion, which is either seasonal or one-off in nature. The latter components, namely the Hylsabek divestiture, the lack of tax-related volumes and the gains of a year ago from a temporary supply shortage, account for roughly 32,400 tons of the reduction. Meanwhile, the fundamental-driven decrease of an estimated 107,900 tons, is on account of significant import competition; the contraction in the U.S. economy affecting the flat products co-export market; the government transition period, which caused a reduction in public spending and a more cautious attitude among steel consumers; plus a continuous oversupply in the domestic rebar market.

During the year 2000, domestic shipments were to 2,287,000 tons, 8% lower than

DIRECTOR REPORT (1)

ANNEX 1 CONSOLIDATED
Final Printing

the 2,475,800 tons sold in the previous year (the decrease is 6% or 147,500 tons without taking into account the tonnage of the divested HylsaBek for 1999). On the side of long products, the volume decline (123,200 tons) resulted from the oversupply of rebar observed during 2000 that constrained Hylsamex's ability to sell the same quantities as in 1999, the decrease in the sale of semi finished products due to lack of profitability, the reduction in wirerod sales due to the unfair competition from product abroad and the production shortage derived from the programmed maintenance shut down that takes place every 5 years at the Puebla Plant. On the flat products side, the shipment reduction (24,300 tons) was due to weakness in 4Q00 for the mentioned market that turned a positive growth versus the previous year into a negative figure.

EXPORT MARKET
Sales volumes shipped to the export markets reached 61,300 tons during 4Q00, 38% lower than the 98,000 tons sold abroad in the previous quarter and 47% below the 115,500 tons marketed overseas in 4Q99. The export ratio was 10.2% during 4Q00, compared to 14.8% achieved in 3Q00 and 14.6% attained in 4T99. Although the vast majority of the export mix is concentrated in value-added products, the adverse conditions in overseas markets have forced Hylsamex to limit exports to the very high end of the traditional export mix. Exports in 4Q00 consisted mainly of pre-painted steel, galvanized steel, electrically welded pipe, cold rolled steel and reduced shipments of thin and ultra-thin hot band.

Export revenue in 4Q00 amounted to US $40 million compared to the US $54 million achieved in 3Q00 and the US $57 million attained in 4Q99; the volume reduction explains the drop in 4Q00. Despite rough conditions in international markets, Hylsamex is implementing a new strategic initiative: the selling of surplus iron ore pellets from its Peña Colorada mine to markets abroad. Two shipments were conducted in 4Q00 (126,000 tons). The Company is already committing shipments for the first months of 2001 on the order of 180,000 tons. The profitable commercialization of the iron ore pellet is helping Hylsamex to alleviate the cost burden of the mines.

Exports for the year 2000 reached 435,100 tons, showing a 17% increase over the 372,900 tons sold to international markets in 1999. Exports showed a very strong trend during the first half of 2000, increasing at an 81% pace, but as prices and conditions in markets abroad deteriorated towards year-end, the rate of growth diminished, although ended showing a double-digit growth. Export revenue in 2000 amounted to US $226 million, 16% higher than the US $195 million registered in the previous year.

REVENUE
Sales revenue for 4Q00 totaled Ps 3,148 million (US $327 million), 11% lower than the Ps 3,517 million (US $361 million) recorded in 3Q00 and also 23% below the Ps 4,095 million (US $393 million) registered in 4Q99. The 11% reduction in revenue observed between the 4Q00 and 3Q00 is attributable to the 10% volume reduction, as revenue per ton expressed in constant pesos remained largely flat (Ps 5,300 in 3Q00 vs. Ps 5,263 in 4Q00). The 23% decrease in revenue between 4Q00 and 4Q99 resulted from a 25% decrease in volume sold and a 2% improvement in revenue per ton expressed in constant pesos (Ps 5,166 in 4Q99 vs. Ps 5,263 in 4Q00).

DIRECTOR REPORT (1)

ANNEX 1 CONSOLIDATED
Final Printing

From the above comparison, it seems that steel prices have stabilized for the time being; this assertion is largely true with respect to the previous quarter. Nevertheless, the revenue per ton figure continues to show some distortion versus the figure obtained in 4Q99 on account of the lower level of sales volume in 4Q00. Isolating the per ton contribution of other steel revenue, the revenue per ton is 3% lower in 4Q00 compared to the figure observed in 4Q99. Another relevant factor explaining the stabilization in revenue per ton is the dramatic shift in shipments observed throughout the comparable quarters. Hylsamex has been concentrating its sales efforts on the domestic market and limiting export sales to only the very high end of steel products. This has boosted the weighted average price of the mix, but at the expense of overall volumes.

Revenue per ton expressed in dollars reached US $547 during 4Q00, 1% higher than the US $544 obtained in 3Q00 and also 10% above the US $496 attained in 4Q99. After separating the effect of other steel revenue from the dollar revenue per ton figure, it remains unaltered vs 3Q00, but the comparison against 4Q99 yields a 5% improvement. As in the case of the comparison versus 3Q00, the analysis versus 4Q99 is affected by a relevant change in mix that boosted revenue per ton in 4Q00 but at the expense of the shipment level (i.e. reduction in exports, concentration of domestic and exports sales towards the higher end of steel products).

Revenues for the year 2000 totaled Ps 14,198 million (US $1,440 million), 4% lower than the Ps 14,875 million (US $1,373 million) registered in 1999. The decrease in sales revenue resulted from the 4% decrease in volume given a flat behavior in revenue per ton, expressed in constant pesos (Ps 5,222 in 1999 vs. Ps 5,216 in 2000). The annual comparison shows a more tangible effect of the peso overvaluation given an annual revenue per ton growth of US $47 dollars due to mix improvements and a favorable pricing trend during the first half of 2000 (US $482 in 1999 vs. US $ 529 in 2000). The erosion caused by domestic inflation in the equivalent peso value of the dollarized revenues explains the change between the dollar and the peso figures.

COSTS & EXPENSES

Cost of goods sold for 4Q00 amounted to Ps 2,824 million (US $294 million), 6% lower than the Ps 3,006 million (US $308 million) registered in the previous quarter and also 15% below the Ps 3,326 million (US $319 million) recorded in the same quarter of last year. Concerning the comparison between 4Q00 and 3Q00, the 6% drop is explained by the 10% decrease in volume that was partially canceled by a 4% increase in cost per ton expressed in constant pesos (Ps 4,529 in 3Q00 vs. Ps 4,722 in 4Q00). Although a higher cost is shown in 4Q00, the Company has significantly dampened the trend of escalating costs, yielding only a 4% increase in cost per ton versus 3Q00, in contrast with the 8% rise reflected in the 3Q00 vs 2Q00 period. This happened despite the sharp energy hikes that occurred in 4Q00. The different cost-cutting and cost-containment measures implemented are putting a halt to the increases in cost per ton. Management tactically modified the different steel operations in order to cope with the high-energy cost, constraining DRI production to the 4M Plant in Monterrey, using fixed natural gas prices at US $4.00 per MMBtu (3yr contract) and relying on purchased raw material at reasonable cost for the remainder metallic charge needs. This isolates the Company against further

increases in natural gas prices. Regarding COGS comparison between 4Q00 and 4Q99, the 15% reduction is due to the 25% decrease in volume sold, partially offset by a 13% cost increase in Pesos on a per ton basis (Ps 4,196 in 4Q99 vs. Ps 4,722 in 4Q00). There are two main culprits behind the higher cost per ton versus a year ago: higher energy costs and a greater per unit amount of fixed cost. First, energy prices increased dramatically throughout the year 2000 and, though financially hedged and with a lower consumption rate, they continued to negatively affect the Company. Second, the significant decrease in volume sold is increasing the fixed cost per ton burden.

A more relevant cost comparison for a Company selling a dollar based tradable like steel is the dollar equivalent cost per ton. Therefore, using the COGS figures expressed in dollars, the cost per ton reached US $491 in 4Q00, US $26/ton higher than the US $465 incurred in 3Q00 and also US $88/ton above the US $403 accrued in 4Q99.

The 6% or US $26 increase in cost per ton in 4Q00 vs. 3Q00 is the result of an US $18/ton unfavorable change in variable cost and a US $8/ton increase in fixed cost. On the variable cost side, the variation is explained mainly by the increases in energy (a detailed analysis of the main variable inputs is included in a separate section below). Regarding the fixed cost component, the entire increase is due to the lower sales volume that creates a less efficient spreading of fixed costs on a per ton basis. On an absolute basis, fixed costs were actually reduced by US $9 million (US $10 million on a cash basis); a decrease associated with the reduction in outsourced manpower and to the temporary layoff, at 50% of their regular pay, mainly of the mines' personnel. On top of that, fixed costs are showing additional reductions related to the lower level of activity, particularly at mill #1 of the Flat Products Division.

The 22% or US $88/ton increase in cost per ton in 4Q00 vs. 4Q99 results from a combination of the US $58/ton rise in variable costs and a US $30/ton unfavorable variation in fixed costs. Regarding variable costs, the increase is the result of higher energy prices. Focusing on the fixed cost side, the increase is completely associated with the decrease in volume sold that triggered a higher fixed cost per ton burden. On an absolute basis, fixed costs were reduced by US $8 million (US $13 million on a cash basis) versus the level a year ago.

Cost of goods sold for the year 2000 amounted to PS 11,856 million (US $1,203 million), 2% higher than the Ps 11,646 million (US $ 1,075 million) reached in 1999. The increase in cost occurred in spite of a 4% drop in volume sold and is the result of a 6% increase in cost per ton expressed in constant pesos (Ps 4,088 in 1999 vs. Ps 4355 in 2000). The higher cost per ton figure registered in 2000 as compared to 1999 is the direct result of higher energy prices and a costlier metallic charge that affected the variable cost and the negative incidence of less efficient distribution of fixed cost due to the reduction in tonnage sold.

NATURAL GAS: The hedged cost of natural gas reached US $4.36/MMBtu (US $5.18/MMBtu unhedged) during the 4Q00, 9% higher than the US $3.99/MMBtu registered in the previous quarter and also 69% higher than the US $2.58/MMBtu observed in the same quarter of last year. The 4M DRI Plant, the only one in operation, was shutdown during January 2001 due to very high gas prices. This

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

decision was reversed as a result of the 3-year contract at a fixed price of US$ 4.00 per MMBtu offered by the Mexican Government utility (Pemex). The 4M Plant will resume operations on February 14, 2001, following a scheduled maintenance conducted during January.

ELECTRICITY: Fluid rates increased to US ¢3.62/kWh in 4Q00, 4% higher than the US ¢3.49/kWh registered in the previous quarter and also 18% higher than the US ¢3.06/kWh recorded in the same quarter of last year. There is a component of the electricity tariff (41%) that is tied to fossil fuel costs and has been going up due to price increases in such items. The remaining 59% of the tariff is linked to three different producer price indexes, which are also going up in dollar terms as a result of the overvaluation of the Peso. The company is reducing its electricity usage due to the halt in production at the ingot-casting mill of the Flat Products Division and also to the reduction in melting activity at the Puebla Plant as a consequence of importing billet to roll into rebar and wire rod.

DIRECT REDUCED IRON:(equivalent iron units): In-house produced DRI reached US $166/ton (US $151 in DRI units) during 4Q00, 8% higher than the US $154/ton registered in 3Q00 and also 34% above the US $124/ton observed in 4Q99. The rise in natural gas prices observed in 4Q00 versus the comparable quarters caused the increase in the cost of the metallic.
The Company reduced its production of DRI during 4Q00, temporarily shutting down the 2M and 3M DRI facilities at the Flat Products Division and the 2P DRI plant at the Puebla Plant of the Bar and Rod Division. As a result, the Company resorted to using DRI inventories as well as production of DRI from the 4M DRI plant of the Flat Products Division that feeds the thin slab-casting mini-mill. Hylsamex has already secured the necessary raw materials to meet its metallic charge requirements for 1Q01.

IMPORTED SCRAP: The steel scrap imported from the United States reached US $118/ton in 4Q00, 9% lower than the US $130/ton registered in the previous quarter and also 6% below the US $126/ton observed in the same quarter of last year. Steel scrap prices are coming down in the United States, given a reduction in its consumption due to the slowdown in US economic activity.

DOMESTIC SCRAP: The metallic reached US $114/ton during the 4Q00, 7% lower than the US $123/ton registered in the previous quarter and also 1% below the US $115/ton observed in the same quarter of last year. The price of this input follows the trends observed in the imported scrap.

HBI, PIG IRON AND BILLET: As a result of the reduction of in-house DRI production, Hylsamex resorted to purchasing relevant quantities of DRI substitutes, namely pig iron and hot briquetted Iron (HBI). This import substitution strategy is critical, as a minimum level of virgin iron metallic is required to produce the mix of value-added flat products as well as high carbon wire rod. The Company has managed to obtain, so far, advantageous prices on these raw materials in different parts of the world, resulting in a very effective way to isolate itself from the energy shock it faces. In addition, Hylsamex complemented the raw material substitution requirements with the purchase of billet (a semi-finished product), not only helping it to reduce gas consumption but also decreasing the use of electricity in the melt shop of the Puebla Plant of the Bar & Rod Division.

As a by product of the raw material substitution strategy, Hylsamex is actively commercializing the iron ore pellet coming from its mining operations, in particular the tonnage from its Peña Colorada mine. Hylsamex channeled 126,000 tons to the export market during 4Q00. The profitable commercialization of iron ore pellets is helping to offset the cost burden associated to the mine operations. The metallic charge in 4Q00 included 5.0% of pig iron and HBI. In addition, a similar percentage of metallic charge requirements was substituted through the use of the billet at the Puebla Plant.

OPERATING EXPENSES

Operating expenses for 4Q00 totaled Ps 254 million (US $26 million), 7% lower than the Ps 273 million (US $28 million) recorded in 3Q00 and also 23% below the Ps 328 million (US $32 million) registered in 4Q99. The Company is making an effort to reduce its administrative expenses as part of the comprehensive cost cutting and cost containment programs.

The ratio of operating expenses to sales reached 8.1% in 4Q00 compared to the 7.8% achieved in 3Q00 and the 8.0% obtained in 4Q99. The Company has managed to maintain a fairly stable ratio of operating expenses to sales —despite the decline in revenues— due to the reduction in operating expenses.

Operating expenses for the year of 2000 reached Ps 1,072 million (US $109 million), 10% lower than the Ps 1,191 million (US $110 million) registered in 1999. The reduction is related to the lower level of freight expenses associated with the decrease in shipments as well as savings resulting from lower administrative and sales expenses. The ratio of operating expenses to sales in 2000 reached 7.5%, lower than the 8.0% level achieved in 1999.

OPERATING INCOME

Operating income for the 4Q00 reached Ps 69 million (US $7 million), 71% lower than the Ps 238 million (US $24 million) registered in 3Q00 and also 84% below the Ps 441 million (US $42 million) obtained in 4Q99. The operating margin for 4Q00 was 2.2% compared to the 6.8% obtained in the previous quarter and the 10.8% attained in the same quarter of last year. The lower level of operating profits and margins in 4Q00 versus the comparable quarters is the result of the volume reductions and cost increases previously detailed.

The operating income for the year 2000 reached Ps 1,270 million (US $128 million), 38% lower than the Ps 2,038 million (US $188 million) obtained in 1999. The level of operating income during 2000 resulted from a good performance during the first half in which the Company experienced improvements in steel prices and solid shipment levels but that contrasted with declining operating profits in a second half where increases in energy items and the volume reductions in the most commodity products or least favorable markets (export markets) in terms of pricing, affected the performance. The operating margin for the year 2000 was 8.9% compared to the 13.7% obtained in 1999.

OPERATING CASH FLOW

The Company generated operating cash flow (measured by EBITDA) equivalent to

US $40 million (Ps 386 million) in 4Q00, 28% lower than the US$ 56 million (Ps 544 million) obtained in the previous quarter and also 43% below the US $70 million (Ps 730 million) achieved in the same quarter of last year. The EBITDA margin for the 4Q00 reached 12.3% compared to the 15.4% recorded in the previous quarter and the 17.8% registered in the same quarter of last year.

Hylsamex generated operating cash flow during 2000 (measured by EBITDA) for the equivalent in dollars of US $253 million (Ps 2,505 million), 14% lower than the US $295 million (Ps 3,211 million) reached in 1999. The EBITDA margin for the year 2000 reached 17.6% compared to the 21.5% attained in 1999.

COMPREHENSIVE FINANCIAL RESULT

The Comprehensive Financial Result (CFR) was a Ps 295 million (US $31 million) net financial cost in 4Q00, in contrast with the Ps 410 million (US $40 million) net financial gain registered in 3Q00, but lower than the Ps 344 million (US $33 million) net financial cost obtained in 4Q99. Macroeconomic variables such as the peso depreciation and the level of domestic inflation during 4Q00 explain the variation against the comparable quarters:

4Q00 CFR: The domestic currency experienced a devaluation of 1.81%, and generated a level of foreign exchange losses that, together with the financial expenses for the quarter, were not offset by the positive effect from monetary gains.

3Q00 CFR: The peso showed a 5.27% appreciation during the quarter, generating significant FX gains, which coupled with the monetary gains derived from the 1.67% inflation for the period, permitted the Company to offset the effect of its debt burden and to book a net financial gain for the period.

4Q99 CFR: The peso showed 1.84% depreciation during the quarter, which generated relevant FX losses. The amount of the exchange losses coupled with the level of financial expenses were large enough that monetary gains resulting from the 2.55% domestic inflation were insufficient to offset them, generating a net financial cost in the quarter.

NET EARNINGS

Hylsamex registered a net majority loss of Ps 30 million (US $4 million) in 4Q00, contrasting with a net majority gain of Ps 399 million (US $40 million) recorded in 3Q00, and lower than the net majority loss of Ps 82 million (US $9 million) recognized in 4Q99.

The US $44 million decrease in earnings versus 3Q00 is mainly the result of:
A reduction in operating earnings (US $17 million)
The change from a positive to a negative comprehensive financing cost largely due to FX losses triggered by a 1.81% devaluation (US $72 million)
Negative extraordinary items arising from severance payments and asset write-offs (US $6 million)
A partially offsetting positive change in the tax provision figure associated to lower pretax income figures for 2000 (US $40 million)
Better results from non-consolidated subsidiaries in 4Q00 (US $8 million)

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

The US $5 million negative variation against 4Q99 arises from:
A decrease in operating profits (US $35 million)
Recognition of negative extraordinary items concerning severance payments and asset write-off (US $6 million)
A lower tax provision (US $20 million)
Improved results from non-consolidated subsidiaries (Amazonia) in 4Q00 (US $23 million)

CAPITAL EXPENDITURES
The Company had capital expenditures of US $9 million (Ps 84 million) during 4Q00. Capex for the entire year of 2000 reached US $43 million (Ps 425 million) compared to the US $83 million (Ps 911 million) spent in 1999¾out of which US $31 million and US $22 million correspond to deferred charges mainly related to capitalized mine stripping expenses for the years 2000 and 1999, respectively. Hylsamex reduced its capital expenditures budget to a minimum, concentrating on basic replacement Capex and a few minor strategic investments.

DEBT & FINANCIAL STRUCTURE
Debt Outstanding:
Net debt outstanding as of December 31, 2000 reached US$ 1,346 million, US $22 million lower than the US $1,368 million registered as of September 30, 2000 and US $35 million below the US $1,381 million recorded as of December 31, 1999. Key to the reduction in net debt observed in 4Q00 vs. the 3Q00 level was reimbursed for an asset tax from prior years that was received in December 2000 amounting of US $19 million. During 2000, Hylsamex managed to generate a modest level of free cash flow to show a 3% reduction in net indebtedness.

Financial Structure:
Hylsamex shows a cash balance equivalent to US $132 million as of December 31, 2000¾ out of which US $109 million was in US currency¾, US $32 million above the US $100 million level shown as of September 30, 2000. Short-term debt was kept at the same US $189 million level as of September 30, 2000. During 4Q00, the Company made long-term principal payments of US $22 million.

Leverage and Financial Coverage:
The ratio of total borrowed funds to LTM EBITDA reached 5.48 times in 4Q00, higher than the 4.89 times achieved in the previous quarter and also above the 4.45 times attained in the same quarter of 1999. The reduction in cash generation caused the increase in this cash flow oriented leverage ratio.

EBITDA/Interest from borrowed money reached 1.82 times in 4Q00, lower than the 2.04 times attained in the previous quarter and also below the 2.24 times obtained in the same quarter of last year. The decrease in the EBITDA figure explains the reduction in interest coverage.

Different financial ratios included in several loan agreements were not met in 3Q00 due to the decrease in cash flow generation. The Company obtained from the respective lenders the necessary waivers to be in compliance with the mentioned agreements as of such date. As in the case of 3Q00, certain financial ratios included in different loan agreements were also not met in 4Q00 due to the lower levels of EBITDA generated over the past two quarters.

The Company is already engaged in conversations with the corresponding lenders to waive or amend the financial ratios that are not in compliance.

EQUITY INCOME FROM ASSOCIATED CO. (AMAZONIA)
Equity income from Amazonia (Sidor) for 4Q00 amounted to a loss of Ps 100 million (US $10.4 million) compared to the loss of Ps 11 million (US $1.1 million) registered in 3Q00, and the Ps 163 million loss (US $16 million) attained in 4Q99.
Hylsamex posted a positive figure in results from non consolidated subsidiaries in 4Q00 of Ps 65 million (US $7 million) due to the exclusion of Amazonia's 4Q99 numbers, reported in 1Q00 due to the discontinuation of the one-quarter delay reporting policy. The 4Q00 loss at Amazonia is due primarily to accounting changes in treatment of debt, and in the deterioration of international steel prices that affected Sidor's operating performance. Both Sidor and Amazonia recognized in 4Q00 a new accounting standard that requires all companies with loans, including step-up spreads, to adjust their interest burden to reflect an average cost of funding throughout the life of the debt; the adjustment relates to the full year 2000.
Sales volume reached 727,800 tons in 4Q00, 8% higher than the 672,700 tons sold in the previous quarter and also 19% above the 613,000 tons shipped in 4Q99. An explanation of Sidor's domestic and international markets follows:

Total domestic shipments in 4Q00 were 302,700 tons, reflecting a 10% decrease from the 337,800 tons sold in 3Q00. In Venezuela, the last fifteen days of the year showed a reduction in economic activity, thus explaining the decrease. Nevertheless, the domestic sales volume for 4Q00 is solid, showing a 24% increase versus the 273,700 tons sold in 4Q99. The Venezuelan oil sector is responsible for most of the year-over-year increase.

Export volumes in 4Q00 arrived to 425,100, showing a 27% increase versus the 334,900 tons sold in 3Q00, and a 15% gain from the 369,300 tons shipped in 4Q99. The growth in the export market related to higher shipments of semi finished products such as slab and billet.

Sales volume for 2000 was 2,767,600 tons, representing a 20% increase versus shipments in 1999. The volume growth relates to increases in both, domestic and export markets. Given the strength of shipments, total sales revenue for the year 2000 amounted to US $985 million, representing a 48% increase versus the US $666 million attained in 1999. Besides shipments' growth, sales also received a boost from better revenue per ton, which is associated to positive developments in steel prices during the first half of 2000 and a richer product mix in terms of a higher, better priced volume sold within Venezuela. EBITDA for 2000 was US $138 million, in contrast to the negative US $33 million recorded in the previous year.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2 **CONSOLIDATED**
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos) ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 HYLSA S.A. DE C.V.	FAB. DE PROD. DE ACERO	2,051,158,856	100.00	1,106,593	9,527,466
2 GALVAK S.A.DE C.V.	FAB. DE LAMINA GALVANIZADA	51,836,578	100.00	260,327	864,478
3 PROM. AZTECA MEXICANA S.A. DE C.V.	CEL. OP. ACTIVAS Y PASIVAS CON ACCIONES	27,094,568	100.00	27,095	233,171
4 HYLSA LATIN LLC		12,831,079	0.00	108,373	(975,341)
5 GALVANET S.A DE C.V.	COME. PROD LAMINA GALV	4,900	100.00	49	(4,006)
6 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				**1,502,437**	**9,645,768**
ASSOCIATEDS					
1 CONSORCIO SIDERURGIA AMAZONIA	FAB. DE PROD. DE ACERO	1	37.10	2,417,906	1,004,730
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**2,417,906**	**1,004,730**
OTHER PERMANENT INVESTMENTS					**84,266**
TOTAL					**10,734,764**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2000**

HYLSAMEX, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	0	0	0	0	0	0
MACHINERY	8,769,313	1,506,295	7,263,018	26,506,677	15,509,768	18,259,927
TRANSPORT EQUIPMENT	0	0	0	0	0	0
OFFICE EQUIPMENT	0	0	0	0	0	0
COMPUTER EQUIPMENT	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**8,769,313**	**1,506,295**	**7,263,018**	**26,506,677**	**15,509,768**	**18,259,927**
NOT DEPRECIATION ASSETS						
GROUNDS	134,492	0	134,492	882,558	0	1,017,050
CONSTRUCTIONS IN PROCESS	386,451	0	386,451	13,276	0	399,727
OTHER	179,473	0	179,473	0	0	179,473
NOT DEPRECIABLE TOTAL	**700,416**	**0**	**700,416**	**895,834**	**0**	**1,596,250**
TOTAL	**9,469,729**	**1,506,295**	**7,963,434**	**27,402,511**	**15,509,768**	**19,856,177**

NOTES

ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
COMMERCE BANK	25/05/2001	9.07	0	0	0	0	0	0	0	0	0	143,996	0	0	0	0
BAYERISCHE VEREINSBANK	13/03/2001	9.00	0	0	0	0	0	0	0	0	0	259,192	0	0	0	0
INBURSA	21/05/2001	9.68	0	0	0	139,196	0	0	0	0	0	0	0	0	0	0
BANAMEX	03/06/2001	9.12	0	0	0	86,395	0	0	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA	01/01/2001	9.26	0	0	0	47,999	0	0	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL	04/10/2001	8.75	0	0	0	143,996	0	0	0	0	0	0	0	0	0	0
STANDARD CHARTERED	05/11/2001	9.29	0	0	0	0	0	0	0	0	0	345,589	0	0	0	0
BANK OF MONTREAL	05/09/2001	8.84	0	0	0	0	0	0	0	0	0	47,999	0	0	0	0
BANK ONE	04/11/2001	8.68	0	0	0	0	0	0	0	0	0	95,997	0	0	0	0
WITH WARRANTY																
ABN AMRO	26/03/2004	10.67	0	0	0	0	0	0	0	0	0	14,857	33,599	33,599	8,400	0
BANAMEX	15/02/2005	10.38	0	0	0	35,925	65,899	70,511	76,601	11,228	0	0	0	0	0	0
BANCO BILBAO VIZCAYA/BANCOME	15/02/2005	10.49	0	0	0	31,541	71,795	77,982	86,158	6,728	0	12,777	12,177	9,326	0	0
BANCO INTERNACIONAL	15/12/2001	8.43	0	0	0	3,197	0	0	0	0	0	0	0	0	0	0
BANCO SANTANDER/SERFIN	15/02/2005	9.11	0	0	0	37,028	35,001	32,974	22,435	11,217	0	0	0	0	0	0
BANCOMEXT	14/09/2001	9.49	0	0	0	0	0	65,816	0	0	0	0	0	0	0	0
BANK OF AMERICA	26/03/2004	7.59	0	0	0	0	0	0	0	0	0	120,070	139,482	139,483	8,700	0
BANORTE	15/01/2005	15.74	19,712	31,227	0	19,064	18,324	17,280	17,280	158	0	0	0	0	0	0
BARKLAYS	17/12/2004	11.07	0	0	0	0	0	0	0	0	0	5,846	18,859	20,859	23,502	0
COMERICA BANK	17/12/2004	10.88	0	0	0	0	0	0	0	0	0	12,344	32,143	33,643	22,127	0
COMMERCE BANK	26/03/2004	10.67	0	0	0	0	0	0	0	0	0	5,306	12,000	12,000	3,000	0
CREDIT AGRICOLE INDOSUEZ	26/03/2004	10.67	0	0	0	0	0	0	0	0	0	5,306	12,000	12,000	3,000	0
CREDIT LYONNAIS	26/03/2004	10.67	0	0	0	0	0	0	0	0	0	7,959	17,999	17,999	4,500	0
DEUTSCHE BANK	17/12/2004	11.07	0	0	0	0	0	0	0	0	0	2,923	9,429	10,429	11,751	0
EXPORT DEVELOPMENT CORP.	01/01/2003	7.13	0	0	0	0	0	0	0	0	0	15,602	15,602	6,157	0	0
FIDEICOMISO DE FOMENTO MINER	15/11/2007	10.21	0	0	0	10,164	10,165	10,164	10,164	29,646	0	0	0	0	0	0
GENERAL ELECTRIC CAPITAL COR	17/12/2004	10.77	0	0	0	0	0	0	0	0	0	9,421	22,714	23,214	10,376	0
HYPO-VEREINSBANK	01/01/2005	7.00	0	0	0	0	0	0	0	0	0	96,814	73,955	57,529	14,537	16,239

ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
KREDITANSTALT FUR WIEDERAFBA	01/01/2008	7.79	0	0	0	0	0	0	0	0	0	99,468	99,468	99,468	99,468	70,501
MIDLAND	17/12/2004	11.07	0	0	0	0	0	0	0	0	0	4,385	14,144	15,644	17,627	0
MORGAN GUARANTY TRUST	17/12/2004	11.07	0	0	0	0	0	0	0	0	0	13,468	43,447	48,054	54,144	0
STANDARD CHARTERED	15/12/2002	6.34	0	0	0	0	0	0	0	0	0	10,017	10,017	0	0	0
SUMITOMO	17/12/2004	11.07	0	0	0	0	0	0	0	0	0	6,437	20,765	22,968	25,878	0
THE FUJI BANK AND TRUST CO.	17/12/2004	8.51	0	0	0	0	0	0	0	0	0	135,930	196,597	101,089	5,737	0
WEST LB	17/12/2004	10.86	0	0	0	0	0	0	0	0	0	21,535	55,141	57,425	35,246	0
OTHER FINANCIAL ENTITIES																
BANAMEX	17/12/2004	16.78	0	461,668	0	13,333	118,951	76,709	75,392	0	0	0	0	0	0	0
BANCA SERFIN	12/10/2003	19.28	0	276,390	0	0	0	0	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA	30/05/2002	20.09	0	40,742	0	0	0	0	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL	01/01/2003	19.20	0	376,390	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	17/12/2004	15.57	0	222,164	0	17,800	210,624	103,005	101,233	0	0	0	0	0	0	0
BANCOMEXT	02/03/2005	8.77	0	0	0	0	0	0	0	287,991	0	0	0	0	0	0
BANK OF AMERICA	01/12/2001	8.84	0	0	0	0	0	0	0	0	0	47,999	0	0	0	0
BANORTE	12/10/2003	18.97	0	150,000	0	0	0	0	0	0	0	0	0	0	0	0
BARCLAYS BANK PLC	17/12/2004	12.82	0	0	0	0	0	0	0	0	0	5,597	37,018	29,185	28,632	0
CITIBANK	03/06/2001	9.84	95,461	0	0	182,394	0	0	0	0	0	0	0	0	0	0
COMERICA BANK	24/11/2005	10.70	0	0	0	21,299	21,301	21,299	21,299	21,299	0	4,197	27,763	21,889	21,474	0
DEUTSCHE BANK	17/12/2004	12.82	0	0	0	0	0	0	0	0	0	2,798	18,509	14,593	14,316	0
GENERAL ELECTRIC CAPITAL COR	17/12/2004	12.82	0	0	0	0	0	0	0	0	0	1,399	9,255	7,297	7,158	0
INBURSA	30/05/2002	20.09	0	71,298	0	0	0	0	0	0	0	0	0	0	0	0
MIDLAND BANK PLC	17/12/2004	12.82	0	0	0	0	0	0	0	0	0	4,197	27,766	21,892	21,474	0
MORGAN GUARANTY TRUST	01/01/2004	12.85	0	0	0	0	0	0	0	0	0	13,333	95,370	76,709	75,392	0
THE FUJI BANK AND TRUST CO.	17/12/2004	12.52	0	0	0	0	0	0	0	0	0	2,798	11,184	7,268	6,989	0
THE SUMITOMO BANK LTD.	21/01/2003	10.58	0	0	0	0	0	0	0	0	0	2,798	4,197	281	0	0
TOTAL BANKS			115,173	1,629,879	0	789,331	552,060	475,740	410,562	368,267	0	1,578,354	1,070,600	900,000	523,428	86,740

HYLSAMEX, S.A. DE C.V.

QUARTER: 4 YEAR: 2000

ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
STOCK EXCHANGE																
PRIVATE PLACEMENTS																
UNSECURED DEBT																
BANCA SERFIN	26/05/2004	7.26	0	0	0	0	0	0	879,741	0	0	0	0	0	0	0
JP MORGAN	15/09/2007	9.82	0	0	0	0	0	0	0	0	0	0	0	0	0	2,853,129
ECP	04/03/2001	8.30	0	0	0	0	0	0	0	0	0	280,820	0	0	0	0
PMP	09/03/2005	8.75	0	0	0	0	0	0	0	636,067	0	0	0	0	0	0
USCP	25/03/2003	12.47	0	0	0	0	0	0	0	0	0	95,997	191,994	287,991	0	0
TOTAL STOCK EXCHANGE			0	0	0	0	0	0	879,741	636,067	0	376,817	191,994	287,991	0	2,853,129
PROVEEDORES																
OTROS PROVEEDORES	30/12/2002		1,080,066	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			1,080,066	0	0	0	0	0	0	0	0	0	0	0	0	0
CTAS POR PAGAR	30/12/2002		399,261	0	405,611	0	5,316	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			399,261	0	405,611	0	5,316	0	0	0	0	0	0	0	0	0
			1,594,500	1,629,879	405,611	789,331	557,376	475,740	1,290,303	1,004,334	0	1,955,171	1,262,594	1,187,991	523,428	2,939,869

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2000**
HYLSAMEX, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	210,950	2,096,175	0	0	2,096,175
OTHER	12,211	141,415	0	0	141,415
TOTAL	**223,161**	**2,237,590**			**2,237,590**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	262,487	2,519,796	0	0	2,519,796
INVESTMENTS	3,818	36,652	0	0	36,652
OTHER	99,105	951,378	0	0	951,378
TOTAL	**365,410**	**3,507,826**			**3,507,826**
NET BALANCE	**(142,249)**	**(1,270,236)**			**(1,270,236)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**187,325**	**1,798,264**	0	0	**1,798,264**
LIABILITIES POSITION	**1,290,821**	**12,391,495**			**12,391,495**
SHORT TERM LIABILITIES POSITION	328,147	3,150,113	0	0	3,150,113
LONG TERM LIABILITIES POSITION	962,674	9,241,382	0	0	9,241,382
NET BALANCE	**(1,103,496)**	**(10,593,231)**			**(10,593,231)**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2000**
HYLSAMEX, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	15,425,874	3,048,100	12,377,774	1.34	166,202
FEBRUARY	14,488,313	3,274,855	11,213,458	0.89	99,467
MARCH	14,125,147	3,114,238	11,010,909	0.55	61,043
APRIL	13,962,557	2,814,565	11,147,992	0.57	63,428
MAY	14,509,083	3,181,272	11,327,811	0.37	42,346
JUNE	14,658,774	3,277,456	11,381,318	0.59	67,415
JULY	15,110,847	1,351,028	11,917,819	0.39	46,489
AUGUST	14,392,411	3,060,669	11,331,741	0.55	62,267
SEPTEMBER	14,366,059	3,139,346	11,226,713	0.73	82,011
OCTOBER	15,054,486	3,646,057	11,408,429	0.69	78,559
NOVEMBER	15,623,959	3,922,257	11,701,703	0.86	100,052
DECEMBER	15,037,690	3,577,896	11,459,794	1.08	124,065
ACTUALIZATION:	0	0	0	0.00	147,266
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	(48,416)
TOTAL					**1,092,194**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NO APLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2000**
HYLSAMEX, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
ACEREX, S.A. DE C.V.	PROCESAMIENTO Y CORTES DE ACERO	0	0
ACEREX SERVICIOS, S.A. DE C.V	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
C.M.B.J. P.COL., S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUST. MINERALES.	0	0
ACEROS PROSIMA, S.A. DE C.V.	COMPRA-VTA. Y SERV. DE MAQ. P/TODA CLASE DE PROD.	0	0
EXP. ANAHUAC, S.A.DE C.V.	TRANSPORTE FORANEO DE CARGA REGULAR	0	0
FERROPAK, S.A. DE C.V.	MAT'S. METALICOS PARA LA CONST. Y LA INDUSTRIA	0	0
FERROPAK SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
GALVAK, S.A. DE C.V.	FABRICACION DE LAMINA GALVANIZADA	0	0
COMERCIALIZADORA LESA, S.A. D	COMERCIALIZACION DE MINERAL	0	0
HYLSAMEX S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
HYLSA S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
LAS ENCINAS, S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUSTANCIAS MINERALES	0	0
MAT. Y AC. MASA, S.A. DE C.V.	VENTA DE PRODUCTOS DE ACERO	0	0
PEGI, S.A. DE C.V.	GENERACION DE ENERGIA ELECT. Y VAPOR DE PROCESO	0	0
PEÑA SERVICIOS, S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
PROM. AZ. MEX., S.A. DE C.V.	CELEBRAR TODA CLASE DE OPS. PAS. Y ACT. CON ACCS.	0	0
TECNICA IND., S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
TRANS.EXP.AND IMP.CORP.	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0
GALVAMET TRADING INC.	COMERC.PROD.DE ACERO Y LAMINA	0	0
HYLSA LATIN LLC	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACCS.	0	0
GALVANET S.A DE C.V.	COMERCIALIZ MEDIOS ELECTRONICOS	0	0

NOTES

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2000**
HYLSAMEX, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	9.36
ELECTRODOS	UCAR CARBON MEXICANA				1.17
REFRACTARIOS	REF. MEX.	REFRACTARIOS	RADEX, PREMIER, AP GREEN	SI	2.17
ALEACIONES	CIA. MINERA AUTLAN				2.60
ZINC	PEÑOLES				1.85
RODILLOS	FUMOSA	RODILLOS	ESWAG	SI	1.18
CAL	REGIO CAL				1.09

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PLANOS			1,450	8,641,590			
NO PLANOS			837	2,698,753			
OTROS				620,558			
TOTAL				11,960,901			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PLANOS			430	2,080,802			
NO PLANOS			5	16,220			
OTROS				140,568			
TOTAL				2,237,590			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **1999** — 464

Number of shares Outstanding at the Date of the NFEA: (Units) — 243,756,094

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2000 — 42,438

Number of shares Outstanding at the Date of the NFEA: (Units) — 243,756,094

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **1999**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	243,756,094

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE COI HYLSAMX QUARTER: 4 YEAR: 2000
RAZON SOCIAL: **HYLSAMEX, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **1999** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 243,756,094

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2000

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHAI	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF DICIEMBRE OF 2000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 243,756,094

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 1999 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 243,756,094

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2000**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		4	243,756,094			243,756,094	121,878	
TOTAL			**243,756,094**	**0**	**0**	**243,756,094**	**121,878**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
243,756,094
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 7.88
GDS's : 6.25

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **4** YEAR: **2000**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF DECEMBER OF 2000** AND **1999** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. GERARDO A. GONZALEZ V.
SUB-DIRECTOR DE CONTRALORIA

C.P. SANTOS HERMILO MARTINEZ E.
GERENTE DE INFORMACION FINANCIERA

SAN NICOLAS DE LOS GARZA, NL, AT JUNE 7 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 7/06/2002 17:33

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	HYLSAMEX, S.A. DE C.V.
DO MICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 2828
FAX:	01 81 8865 1210
E-MAIL:	webmaster@hylsamex.com.mx
DIRECCION DE INTERNET	www.hylsamex.com.mx

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	HYL930427BY1
DOMICILIO	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V.
NOMBRE:	ING. DIONISIO GARZA MEDINA
DOMICILIO:	GOMEZ MORIN 1111
COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1111
FAX:	01 81 8748 2552
E-MAIL:	dgarzam@alfa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL

CLAVE DE COTIZACION: HYLSAMX **FECHA:** 7/06/2002 17:33

TELEFONO:	01 81 8865 1701
FAX:	01 81 8865 2121
E-MAIL:	aelizond@hylsamex.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE INFORMACION FINANCIERA
NOMBRE:	C.P. SANTOS HERMILO MARTINEZ ESPARZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1236
FAX:	01 81 8865 1210
E-MAIL:	shmartinez@hylsamex.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	SUBDIRECTOR JURIDICO
NOMBRE:	LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1318
FAX:	01 81 8865 1310
E-MAIL:	jatrevino@hylsamex.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V.
NOMBRE:	LIC. LEOPOLDO MARROQUIN MORALES
DOMICILIO:	GOMEZ MORIN 1111 SUR

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 7/06/2002 17:33

COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1368
FAX:	01 81 8748 2514
E-MAIL:	lmarroqui@alfa.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NA
NOMBRE:	NA NA NA NA
DOMICILIO:	NA
COLONIA:	NA
C. POSTAL:	00
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	NA
FAX:	NA
E-MAIL:	NA

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	C.P. MARGARITA GUTIERREZ SANTOSCOY
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1224
FAX:	01 81 8331 1885
E-MAIL:	mgutierrez@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

STOCK EXCHANGE CODE: QUARTER: YEAR:
HYLSAMEX, S.A. DE C.V.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

EL RENGLON S29 SE INTEGRA COMO SIGUE

PRESTAMOS BURSATILES	4,212,855
UDIS	636,067
	4,848,922

FECHA DE VCTO 09/03/2003 TASA DE INT´S 8.75% MONTO EN UDIS 218,643,000

EL RENGLON S44 SE INTEGRA COMO SIGUE

PARTICIPACION EN SUBS	-2,674,859
IMPUESTO DIFERIDO CAPITAL	75,399
EXCESO INSUF EN LA ACT CAP	814,675
	-1,784,785

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

CLAVE DE COTIZACION: **HYLSAMX**

HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2001**

ESTADO DE SITUACION FINANCIERA

AL 30 DE JUNIO DE 2001 Y 2000

(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**27,487,923**	**100**	**31,589,025**	**100**
2	**ACTIVO CIRCULANTE**	**4,561,108**	**17**	**5,835,121**	**18**
3	EFECTIVO E INVERSIONES TEMPORALES	340,294	1	410,715	1
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	1,446,705	5	1,813,381	6
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	469,311	2	802,161	3
6	INVENTARIOS	2,304,798	8	2,808,864	9
7	OTROS ACTIVOS	0	0	0	0
8	**LARGO PLAZO**	**1,265,426**	**5**	**1,856,637**	**6**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	1,179,368	4	1,775,775	6
11	OTRAS INVERSIONES	86,058	0	80,862	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**19,177,231**	**70**	**21,434,116**	**68**
13	INMUEBLES	1,037,629	4	1,037,419	3
14	MAQUINARIA Y EQUIPO INDUSTRIAL	34,634,894	126	37,414,473	118
15	OTROS EQUIPOS	182,995	1	182,596	1
16	DEPRECIACION ACUMULADA	16,885,016	61	17,792,105	56
17	CONSTRUCCIONES EN PROCESO	206,729	1	591,733	2
18	**ACTIVO DIFERIDO (NETO)**	**2,484,158**	**9**	**2,463,151**	**8**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**16,950,819**	**100**	**19,366,450**	**100**
21	**PASIVO CIRCULANTE**	**5,199,795**	**31**	**3,932,586**	**20**
22	PROVEEDORES	1,068,613	6	991,227	5
23	CREDITOS BANCARIOS	2,965,446	17	1,593,383	8
24	CREDITOS BURSATILES	163,534	1	369,550	2
25	IMPUESTOS POR PAGAR	111,981	1	77,437	0
26	OTROS PASIVOS CIRCULANTES	890,221	5	900,989	5
27	**PASIVO A LARGO PLAZO**	**9,077,664**	**54**	**12,460,843**	**64**
28	CREDITOS BANCARIOS	4,602,889	27	7,157,742	37
29	CREDITOS BURSATILES	4,472,361	26	5,293,996	27
30	OTROS CREDITOS	2,414	0	9,105	0
31	**CREDITOS DIFERIDOS**	**2,673,360**	**16**	**2,973,021**	**15**
32	**OTROS PASIVOS**	**0**	**0**	**0**	**0**
33	**CAPITAL CONTABLE**	**10,537,104**	**100**	**12,222,575**	**100**
34	**PARTICIPACION MINORITARIA**	**1,869,504**	**18**	**2,030,575**	**17**
35	**CAPITAL CONTABLE MAYORITARIO**	**8,667,600**	**82**	**10,192,000**	**83**
36	**CAPITAL CONTRIBUIDO**	**2,771,452**	**26**	**2,771,452**	**23**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	2,393,924	23	121,878	1
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	377,528	4	328,765	3
39	PRIMA EN VENTA DE ACCIONES	0	0	2,320,809	19
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**5,896,148**	**56**	**7,420,548**	**61**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	7,589,631	72	7,638,411	62
43	RESERVA PARA RECOMPRA DE ACCIONES	937,756	9	937,756	8
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(2,382,903)	(23)	(950,612)	(8)
45	**RESULTADO NETO DEL EJERCICIO**	(248,336)	(2)	(205,007)	(2)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2001**

HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**340,294**	**100**	**410,715**	**100**
46	EFECTIVO	32,125	9	66,764	16
47	INVERSIONES TEMPORALES	308,169	91	343,951	84
18	**CARGOS DIFERIDOS**	**2,484,158**	**100**	**2,463,151**	**100**
48	GASTOS AMORTIZABLES (NETO)	1,666,283	67	1,718,901	70
49	CREDITO MERCANTIL	29,304	1	35,402	1
50	IMPUESTOS DIFERIDOS	507,234	20	351,163	14
51	OTROS	281,337	11	357,685	15
21	**PASIVO CIRCULANTE**	**5,199,795**	**100**	**3,932,586**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	3,242,522	62	2,183,088	56
53	PASIVOS EN MONEDA NACIONAL	1,957,273	38	1,749,498	44
24	**CREDITOS BURSATILES CORTO PLAZO**	**163,534**	**100**	**369,550**	**100**
54	PAPEL COMERCIAL	163,534	100	369,550	100
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**890,221**	**100**	**900,989**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	269,489	30	178,399	20
58	OTROS PASIVOS CIRCULANTES SIN COSTO	620,732	70	722,590	80
27	**PASIVO A LARGO PLAZO**	**9,077,664**	**100**	**12,460,843**	**100**
59	PASIVO EN MONEDA EXTRANJERA	8,008,724	88	10,639,251	85
60	PASIVO EN MONEDA NACIONAL	1,068,940	12	1,821,592	15
29	**CREDITOS BURSATILES LARGO PLAZO**	**4,472,361**	**100**	**5,293,996**	**100**
61	OBLIGACIONES	3,818,997	85	4,642,286	88
62	PAGARE DE MEDIANO PLAZO	653,364	15	651,710	12
30	**OTROS CREDITOS**	**2,414**	**100**	**9,105**	**100**
63	OTROS CREDITOS CON COSTO	2,414	100	9,105	100
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**2,673,360**	**100**	**2,973,021**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	1,749,030	65	2,191,334	74
67	OTROS	924,330	35	781,687	26
32	**OTROS PASIVOS**	**0**	**100**	**0**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(2,382,903)**	**100**	**(950,612)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(2,382,903)	(100)	(950,612)	(100)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	(638,687)	1,902,535
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	886,186	781,686
74	NUMERO DE FUNCIONARIOS (*)	204	223
75	NUMERO DE EMPLEADOS (*)	2,620	2,797
76	NUMERO DE OBREROS (*)	4,335	4,642
77	NUMERO DE ACCIONES EN CIRCULACION (*)	243,756,094	243,756,094
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DEL 1 DE ENERO AL 30 DE JUNIO DE 2001 Y 2000
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**5,613,403**	**100**	**7,694,821**	**100**
2	COSTO DE VENTAS	5,078,060	90	6,155,135	80
3	**RESULTADO BRUTO**	**535,343**	**10**	**1,539,686**	**20**
4	GASTOS DE OPERACION	487,138	9	556,020	7
5	**RESULTADO DE OPERACION**	**48,205**	**1**	**983,666**	**13**
6	COSTO INTEGRAL DE FINANCIAMIENTO	(70,053)	(1)	809,327	11
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**118,258**	**2**	**174,339**	**2**
8	OTRAS OPERACIONES FINANCIERAS	182,265	3	1,317	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**(64,007)**	**(1)**	**173,022**	**2**
10	PROVISION PARA IMPUESTOS Y P.T.U.	57,816	1	86,802	1
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(121,823)**	**(2)**	**86,220**	**1**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	(112,785)	(2)	(275,292)	(4)
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**(234,608)**	**(4)**	**(189,072)**	**(2)**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**(234,608)**	**(4)**	**(189,072)**	**(2)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**(234,608)**	**(4)**	**(189,072)**	**(2)**
19	PARTICIPACION MINORITARIA	13,728		15,935	0
20	**RESULTADO NETO MAYORITARIO**	**(248,336)**	**(4)**	**(205,007)**	**(3)**

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2001**

HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**876,348**	**959,641**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	580,921	625,041
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	95,760	80,774
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	199,667	253,826
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**298,742**	**(322,928)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	13,685	145,245
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	343,705	(179,164)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	60,747	(60,446)
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(34,632)	(9,961)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(84,763)	(218,602)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(1,709,429)**	**(155,150)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	139,920	702,400
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	24,829	1,072,419
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	120,683	3,471
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(1,344,004)	(1,614,536)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	(647,478)	(299,850)
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(3,379)	(19,054)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(37,192)**	**407,372**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	(37,192)	407,372
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(153,179)**	**(643,704)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	81	(415,681)
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(101,550)	(199,974)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(51,710)	(28,049)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2001**

HYLSAMEX, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
	RENDIMIENTO		
1	RESULTADO NETO A VENTAS NETAS	(4.18) %	(2.46) %
2	RESULTADO NETO A CAPITAL CONTABLE (**)	1.40 %	(0.09) %
3	RESULTADO NETO A ACTIVO TOTAL (**)	0.46 %	0.03 %
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00 %	0.00 %
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(109.22) %	(276.15) %
	ACTIVIDAD		
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.45 veces	0.50 veces
7	VENTAS NETAS A ACTIVO FIJO (**)	0.65 veces	0.74 veces
8	ROTACION DE INVENTARIOS (**)	4.79 veces	4.48 veces
9	DIAS DE VENTAS POR COBRAR	40 días	37 días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	10.92 %	9.70 %
	APALANCAMIENTO		
11	PASIVO TOTAL A ACTIVO TOTAL	61.67 %	61.31 %
12	PASIVO TOTAL A CAPITAL CONTABLE	1.61 veces	1.58 veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	66.38 %	66.21 %
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	47.34 %	58.14 %
15	RESULTADO DE OPERACION A INTERESES PAGADOS	0.06 veces	1.18 veces
16	VENTAS NETAS A PASIVO TOTAL (**)	0.73 veces	0.82 veces
	LIQUIDEZ		
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	0.88 veces	1.48 veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.43 veces	0.77 veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.27 veces	0.30 veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	6.54 %	10.44 %
	ESTADO DE CAMBIOS		
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	11.43 %	10.01 %
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	5.32 %	(4.20) %
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	1.22 veces	0.54 veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	97.87 %	(61.51) %
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	2.13 %	161.51 %
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	66.29 %	31.07 %

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ .50	$ (.04)
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00	$ .00
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00	$ .00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ .50	$ (.04)
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00	$ .00
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00	$ .00
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00	$ .00
8	VALOR EN LIBROS POR ACCION	$ 35.56	$ 41.81
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00	$ .00
10	DIVIDENDO EN ACCIONES POR ACCION	.00 acciones	.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	.16 veces	.40 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	11.23 veces	(435.81) veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00 veces	.00 veces

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

s61: ESTE RENGLON SE INTEGRA COMO SIGUE:

CREDITOS BURSATILES	$ 2,993,161
OBLIGACIONES	825,836
TOTAL	$ 3,818,997

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN CAP CONT. DE SUBSSIDIARIAS	$ (3,288,709)
IMPUESTO DIFERIDO EN CAPITAL	73,023
EXCESO/INSUFICIENCIA EN ACT. DE CAP. CONTABLE	832,783
TOTAL	$ (2,382,903)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

INFORME DEL DIRECTOR GENERAL (1)
(Discusión y Análisis del Director General de la Condición Financiera y Resultados de la operación de la Empresa)

ANEXO 1

CONSOLIDADO
Impresión Final

Julio 25, 2001

RESULTADOS AL SEGUNDO TRIMESTRE DE 2001

La siguiente información se proporciona en pesos (Ps) de junio de 2001, o en toneladas métricas. Algunas cifras se determinan en dólares (US$) utilizando el tipo de cambio promedio de cada mes.

HECHOS SOBRESALIENTES

* El volumen de ventas en 2T01 fue de 574,500 toneladas, 7% más que las 537,700 toneladas vendidas en 1T01 pero 21% menos que las 723,000 toneladas de 2T00. La mejora con respecto a 1T01 se debe tanto al mercado doméstico como al de exportación, presentándose en todas las líneas de productos. El decremento que se observa con respecto a 2T00 se relaciona con la disminución en la actividad económica en México y en EUA y al deterioro en los precios internacionales que afectó principalmente a las exportaciones.

* El volumen exportado en 2T01 fue de 88,400 toneladas, superior en 33% a las 66,700 toneladas del trimestre anterior, pero 40% menor a las 147,500 toneladas en 2T00. La razón de exportaciones a embarques totales fue de 15.4%, comparado con el 12.4% y el 20.4% observados en 1T01 y 2T00, respectivamente.

* El ingreso por tonelada medido en dólares para 2T01 fue de US$ 537, US$ 10/tonelada por encima del trimestre anterior y también US$ 13/tonelada más que en 2T00. El incremento se debe parcialmente a una ligera mejoría en los precios del acero, pero principalmente se atribuye a una mejora en la mezcla de ventas que incluye más productos de valor agregado.

* El costo de ventas, en una base por tonelada, bajo US$ 5 con respecto al trimestre anterior, pero es todavía US$ 60 superior al registrado en 2T00.

* La generación de efectivo, medida por el EBITDA, creció 21%, de US$ 30 millones en 1T01 a US$ 37 millones en 2T01. La comparación versus los US$ 81 millones registrados en 2T00 muestra una disminución de 55%. Otro indicador relacionado, el EBITDA por tonelada, registró US$ 64 dólares, un crecimiento de US $8/ton versus 1T01, pero decreció US $49/ton comparado con 2T00.

* La deuda neta de caja totalizó US$ 1,365 millones en junio, equivalentes a una reducción de US$ 8 millones con respecto al nivel de US$ 1,373 millones que se tenía en marzo del 2001 pero US$ 6 millones por encima de los US$ 1,359 millones registrados en el 2T00.

RESUMEN

Hylsamex experimentó una ligera mejoría en su desempeño operativo y en la generación de efectivo. El EBITDA en 2T01 fue de US$ 37 millones, 21% superior a los US$ 30 millones obtenidos en el trimestre anterior pero 55% menor a los US$ 81 millones registrados en 2T00. La Compañía se benefició de mejores volúmenes y precios. Como resultado de la mejora en el nivel de utilidad de operación, Hylsamex pudo generar flujo de operación adicional con respecto a

1T01.

En lo que respecta al desempeño operativo, el volumen reaccionó positivamente en el trimestre, totalizando 574,500 toneladas o 36,800 toneladas más que las 537,700 toneladas vendidas en el trimestre anterior. El incremento en embarques se dio aun cuando ocurrió la Semana Santa, presentándose tanto en productos planos como en no-planos, en el mercado nacional y también en las exportaciones. El aumento en la venta doméstica cubrió la mayoría de los sectores consumidores de acero, tales como la construcción, automotriz y línea blanca. Se deben hacer ciertas apreciaciones con referencia a la mejora en el volumen. Primero, el nivel de embarques en 1T01 es un nivel muy bajo, afectado por los fundamentales del mercado y la estacionalidad. Más aún, parte del crecimiento en 2T01 se debe al repliegue de ciertas importaciones debido a la amenaza, por parte de ciertos productores domésticos, de pedir la iniciación de una investigación sobre prácticas desleales y, por otro lado, a un incremento en las exportaciones.

Sin embargo, el precio del acero y la penetración de las importaciones son puntos clave a resolverse en lo que respecta al mercado doméstico. La Compañía incrementó su volumen de trimestre a trimestre a pesar de perder participación de mercado contra las importaciones en el sector de distribuidores. La implementación de un ligero incremento de precio en este sector enfrentó resistencia, haciendo que los participantes en el mismo acentuaran la utilización de producto importado a precios desleales. Los diferentes productores de acero en México están negociando con las autoridades federales correspondientes para lograr una solución similar a las que se están implementando en otros países, que restringa el flujo de importaciones en condiciones de competencia desleal. Se espera una resolución final en un futuro cercano.

En lo que respecta al aspecto financiero, Hylsamex generó flujos internos, incluyendo ahorros en el manejo del capital en trabajo, que le permitieron pagar intereses y vencimientos de deuda, manteniendo las reservas de efectivo en un nivel de US$ 37 millones al cierre de junio –US$ 41 millones al cierre de marzo. Hylsa no utilizó la línea de US$ 40 millones otorgada por Alfa, misma que se mantiene disponible para apoyar sus necesidades de efectivo.

Hylsamex negoció las dispensas correspondientes al primer trimestre de 2001 concernientes a ciertas razones financieras incluidas en varios créditos bancarios; solamente en el caso de un préstamo bancario de US$ 3.7 millones la petición de dispensa se encuentra todavía en estudio. La Compañía también incumplió ciertos covenants de razones financieras en 2T01 y se encuentra negociando las dispensas correspondientes.

MERCADO DEL ACERO

Los embarques totales en 2T01 fueron de 574,500 toneladas, mostrando un incremento de 7% con respecto a las 537,700 toneladas de 1T01, pero 21% por debajo de las 723,000 toneladas vendidas en el mismo período del 2000.

El incremento versus el trimestre anterior se relaciona con ligeras mejoras en los mercados doméstico y de exportación, abarcando las distintas líneas de producto. El incremento en volumen de ventas ocurrió a pesar de la Semana Santa, un período caracterizado por una baja actividad económica, que ocurrió

a finales de abril. Los productos planos mostraron un incremento de 23,700 toneladas o 7%, que consistió principalmente en productos de valor agregado. Los productos no-planos también mostraron un incremento de 7%, o 13,100 toneladas como resultado de mejoras en las ventas de varilla y alambrón debido a la disponibilidad de materia prima más barata como la chatarra de segundo grado.

El decremento de 21% versus el mismo trimestre del año anterior se explica por la reducción en los volúmenes domésticos dada la disminución en la actividad económica que se presentó entre ambos períodos, y por la intensificación de las importaciones. Adicionalmente, la disminución en los precios internacionales del acero, observada a partir de la segunda mitad del 2000, ha impedido que Hylsamex venda más producto en los mercados internacionales.

Los embarques durante los primeros seis meses del 2001 fueron de 1.11 millones de toneladas, reflejando una caída de 24% con respecto al volumen de 1.46 millones de toneladas vendido durante el mismo periodo del año anterior. La disminución en actividad económica tanto en México como en el exterior explica esta variación en volumen.

MERCADO DOMÉSTICO

Los embarques dirigidos al mercado doméstico durante 2T01 totalizaron 486,100 toneladas, un incremento de 3% versus las 471,000 toneladas vendidas en 1T01, pero 16% menores que las 575,500 toneladas embarcadas en 2T00. El incremento versus el trimestre anterior se compone de:

* 6,100 toneladas de productos planos derivadas de ventas adicionales de productos de valor agregado.
* 9,000 toneladas de productos no-planos relacionadas con volúmenes adicionales tanto de varilla como de alambrón.

Por otro lado, Hylsamex continúa mostrando una reducción en los volúmenes domésticos de 16% versus el segundo trimestre del 2000. La variación incluye:

* 19% ó 69,500 toneladas de reducción en productos planos, que resultó principalmente de disminuciones en la venta de rolada caliente, parcialmente compensada por mayores ventas de productos de valor agregado.
* 10% ó 19,900 toneladas de decremento en productos no-planos correspondientes a menores ventas de varilla (11,100 toneladas), y de billet (8,800 toneladas).

MERCADO DE EXPORTACIÓN

Las ventas de exportación en 2T01 fueron de 88,400 toneladas, un incremento de 33% con respecto a las 66,700 toneladas embarcadas en 1T01, pero 40% menores que las 147,500 toneladas vendidas al exterior en el trimestre comparable del año pasado. La razón de exportaciones a embarques totales alcanzó 15.4% en 2T01, comparado con el 12.4% registrado en el trimestre anterior y el 20.4% obtenido en 2T00. El porcentaje de productos de valor agregado en la mezcla de exportación fue de 89%, comparado con el 80% y el 75% registrados en 1T01 y 2T00, respectivamente.

Todas las líneas de producto experimentaron incrementos versus el trimestre

anterior. Las 21,700 toneladas adicionales en 2T01 consistieron de productos planos de alto valor agregado (17,600 toneladas) y de un incremento marginal en exportaciones de varilla y de algunos alambrones especiales (4,300 toneladas).
La reducción de 40% en embarques de exportación versus 2T00 se debió a que algunos consumidores internacionales demandaron cantidades significativas de productos planos hace un año, cuando los precios del acero permitían una exportación que fuese atractiva (63,000 toneladas). Por otro lado, las exportaciones de productos no planos experimentaron un ligero incremento en 2T01 versus 2T00 (4,000 toneladas).

Como resultado del incremento en los embarques, el ingreso resultante de las exportaciones fue de US$ 45 millones en 2T01, representando un incremento de 12% versus los US $40 millones registrados en el trimestre anterior, pero que siguen 37% por debajo de los US $72 millones del segundo trimestre del 2000. Aunque los precios internacionales del acero continúan deprimidos, Hylsamex ha podido colocar cantidades adicionales de acero recubierto y productos tubulares en los mercados de exportación.

INGRESO

Las ventas durante el segundo trimestre de 2001 totalizaron Ps 2,846 millones (US$ 308 millones), mostrando un crecimiento de 3% sobre los Ps 2,767 millones (US$ 283 millones) registrados en el trimestre anterior, pero 26% por debajo de los Ps 3,869 millones (US $379 millones) obtenidos en el mismo trimestre del año pasado. La variación en ingresos para los periodos comparables se explica por:

* El incremento de 3% versus 1T01 que se generó por una disminución de 4% en el ingreso por tonelada en pesos (Ps 5,147 in 1T01 vs Ps 4,955 in 2T01), que resultó más que compensada por un incremento de 7% en los embarques.
* La variación desfavorable de 26% versus 2T00 se debe a un decremento de 7% en el ingreso por tonelada medido en pesos (Ps 5,351 in 2T00 vs Ps 4,955 in 2T01), aunado a una reducción de 21% en los embarques.

El ingreso por tonelada medido en dólares mostró un comportamiento opuesto al que se presentó en pesos. Este concepto registró US$ 507 en 2T01, US$ 10/tonelada más que los US$ 527 registrados en el trimestre anterior y también US$ 13/tonelada por encima de los US$ 524 obtenidos en mismo trimestre del 2000. El aumento en ingreso por tonelada es el resultado de la capacidad de la Compañía para incrementar la proporción de productos de valor agregado en la mezcla de ventas; estrategia que Hylsamex ha venido siguiendo como medida para compensar la caída en precios internacionales del acero.

Los ingresos en el primer semestre de 2001 fueron de Ps 5,613 millones (US$ 592 millones), 27% por debajo de los Ps 7,695 millones (US$ 752 millones) registrados en el mismo periodo del año 2000. La variación negativa es el resultado de una disminución de 4% en el ingreso por tonelada en pesos constantes (Ps 5,629 en 6M 2000 vs. Ps 5,048 en 6M 2001), aunado al 24% de decrecimiento en los embarques. El diferencial en el ingreso por tonelada es el resultado de la constante apreciación del peso que ocurrió entre los periodos comparables (8.7%), lo que ocasionó una erosión en las ventas expresadas en términos reales. En contraste, el ingreso por tonelada medido en dólares experimentó un incremento de US$ 17/tonelada, al pasar de US$ 515 en

la primera mitad de 2000 a US$ 532 en el mismo período de 2001.

El costo de ventas durante el segundo trimestre de 2001 totalizó Ps 2,540 millones (US$ 275 millones), exhibiendo un cambio mínimo versus los Ps 2,538 millones (US$ 260 millones) registrados en 1T01, y 18% por debajo de los Ps 3,094 millones (US$ 303 millones) contabilizados en 2T00. La cifra similar de costo en comparación a 1T01 se obtuvo a pesar del incremento de 7% en el volumen, y representa una variación positiva de 6% en las cifras de costo por tonelada (Ps 4,720 en 1T01 vs Ps 4,423 en 2T01) como resultado de cambios favorables en pesos tanto en el costo variable como en el fijo. La reducción de 18% con respecto al mismo periodo del 2000 se debe a la disminución de 21% en los embarques, que se vio compensada parcialmente por un incremento de 3% en el costo por tonelada medido en pesos (Ps 4,279 en 2T00 vs Ps 4,423 en 2T01). El incremento limitado en costo por tonelada en pesos, aun cuando se presentaron incrementos importantes en diversos insumos variables y en el costo fijo por tonelada dada la caída en volumen, obedece al efecto de la apreciación del peso y su efecto en la parte dolarizada del costo. El costo por tonelada medido en dólares en 2T01 fue de US$ 479, decreciendo 1% con respecto al US$ 483 registrado en 1T01, pero 14% superior a los US$ 419 obtenidos en el segundo trimestre de 2000.

El decremento de 1% o US$ 4/tonelada en 2T01 con respecto a 1T01 se debió a una reducción en el costo fijo por tonelada. Aunque el costo variable se redujo en términos de pesos debido a la apreciación de 4.5% en el trimestre, la cifra en dólares se mantuvo al mismo nivel. El incremento en el costo realizado de la energía se compensó con menores costos de insumos variables, en particular de los sustitutos del fierro esponja como la briqueta y el arrabio adquiridos de terceros. La disminución en costo fijo por tonelada es el resultado de un prorrateo más eficiente debido al mayor nivel de embarques.

El incremento de 14% ó US$ 60/tonelada versus 2T00 obedece a aumentos de US$ 40/tonelada en costo variable y de US$ 20/tonelada en costos fijos. La subida en costos variables se relaciona con un mayor costo de energía dado que el costo de otros insumos variables experimentó un movimiento hacia la baja. El costo fijo por tonelada se incrementó como resultado de un prorrateo menos eficiente por la disminución en el volumen de ventas, aunque en términos absolutos, se obtuvo una disminución de US$ 10 millones.

GAS NATURAL (Precio en Monterrey): El costo del gas natural durante 2T01—resultado del contrato de PEMEX a US$ 4.00/MMBtu más gastos de distribución—fue de US$ 4.17/MMBtu, incrementándose en 1% contra los US$ 4.15 MMBtu registrados en el trimestre anterior y también 23% superior a los US$ 3.40/MMBtu obtenidos en el mismo trimestre del año anterior.

La cobertura de gas natural implementada por Hylsamex en 1T01 generó ahorros adicionales en costos por US$ 1.6 millones que causaron un precio equivalente de gas natural de US$ 3.42/MMBtu para el primer trimestre. Por esta razón, y aunque el precio del gas natural en Monterrey se incrementó sólo 1% en 2T01 versus 1T01, el costo neto realizado para la Compañía aumentó 22%. El incremento de 23% en 2T01 versus 2T00 se debe a los incrementos de precio que los energéticos han exhibido desde principios del 2000.

ELECTRICIDAD: El costo de la electricidad en 2T01 fue de US¢ 3.53/Kwh,

mostrando un decremento de 6% versus el costo de US¢ 3.74/Kwh obtenido en 1T01 y 9% por encima del costo de US$ 3.24/Kwh registrado en 2T00. La reducción versus el trimestre anterior se debe a la disminución en los precios de ciertos hidrocarburos requeridos por la CFE para la producción de electricidad (41% de la tarifa). El comportamiento de ciertos índices de precios al productor que definen el resto de la tarifa se mantuvo al mismo nivel. El incremento de 9% versus el mismo trimestre del año anterior se debe principalmente al aumento de precio que experimentaron los distintos hidrocarburos.

FIERRO ESPONJA (en unidades equivalentes de fierro): El costo del DRI en 2T01 fue de US$ 159/tonelada, reflejando un incremento de 26% versus el US$ 126/tonelada obtenido durante el trimestre anterior, y también 10% superior al US$ 144/tonelada registrado en 2T00. El incremento versus el trimestre anterior se debe al efecto favorable de la cobertura de gas natural que la compañía tenía en 1T01 y a la sobrevaluación del peso. El incremento de 10% versus el mismo trimestre del año anterior se debe al aumento en costo del gas natural.

CHATARRA IMPORTADA: El costo de la chatarra importada en 2T01 fue de US$ 119/tonelada o 3% por encima del US$ 116/tonelada registrado en el trimestre anterior, pero 13% inferior al registrado en 2T00. El incremento versus 1T01 es un reflejo de la mayor utilización de las capas de inventario con mayor costo debido a un aumento en el ritmo de producción. La reducción versus el mismo trimestre del año anterior se debe a la disminución en los precios internacionales de chatarra ocurrida entre los períodos comparables y que se asocia con la disminución en actividad económica en EUA y la baja en los precios internacionales del acero.

CHATARRA DOMÉSTICA: El costo de este metálico fue de US$ 112/tonelada en 2T01, manteniéndose sin cambio con respecto al trimestre anterior y 14% por debajo del US$ 130/tonelada registrado en 2T00. El precio de la chatarra doméstica es un reflejo del comportamiento del precio de la chatarra en los Estados Unidos.

BRIQUETA, ARRABIO Y BILLET: Dado el arranque de la planta 2P de fierro esponja a mediados de junio, la Compañía disminuyó el uso de metálicos alternativos, pero continúo obteniendo éstos a precios ventajosos, dado que su costo promedio disminuyó con respecto al trimestre anterior. Con la planta "3M" ahora en uso (julio 2001) se espera que el consumo de estos metálicos se reduzca aún más en 3T01 ó mientras las plantas de fierro esponja se mantengan en operación.

GASTOS DE OPERACIÓN

Los gastos de operación en 2T01 totalizaron Ps 252 millones (US$ 27 millones), 7% superiores a los Ps 235 millones (US$ 24 millones) incurridos en el trimestre anterior pero 6% por debajo de los Ps 267 millones (US$ 26 millones) registrados en el mismo trimestre del año anterior. El incremento en pesos en los gastos de operación se debe principalmente a mayores gastos por flete como resultado de mayores embarques y, en menor medida, a un ligero incremento en gastos administrativos, mientras que el efecto de la apreciación del peso es en parte responsable del incremento en dólares. Por el contrario, la reducción en pesos constantes en los gastos de operación versus 2T00 se explica por

menores gastos de flete derivados de menor volumen de ventas.

Los gastos de operación para la primera mitad del 2001 fueron de Ps 487 millones (US$ 51 millones), 12% inferiores a los Ps 556 millones (US$ 54 millones) registrados en el mismo período del 2000. El decremento en gastos de operación se deriva de menores gastos por flete debido a la disminución de 24% en los embarques.

UTILIDAD DE OPERACIÓN

La utilidad de operación en 2T01 totalizó Ps 54 millones (US$ 6 millones), comparado con una pérdida de Ps 5 millones (US$ 1 millón) obtenida en 1T01 y la utilidad de 507 millones (US$ 50 millones) obtenida en 2T00. Hylsamex logró obtener resultados positivos en el segundo trimestre debido al incremento en el volumen y al mejor nivel de precios que en 1T01. Por lo que respecta a la comparación versus 2T00, la caída significativa en utilidad de operación se relaciona con menores embarques y el mayor costo de energéticos, aunado al efecto negativo de la sobrevaluación del peso que se experimentó en el período de doce meses que separa a los trimestres. El margen de operación fue de 1.8% durante 2T01, contrario al negativo de 0.2% registrado en el trimestre anterior pero menor al 13.1% obtenido en el mismo trimestre del 2000.

La utilidad de operación en los primeros seis meses del 2001 totalizó Ps 48 millones (US$ 5 millones), comparado con los Ps 984 millones (US$ 96 millones) obtenidos en el mismo período del 2000. La diferencia entre los niveles de utilidad de operación es el resultado de la comparación de dos períodos semestrales completamente distintos. Durante la primera mitad del 2000, la Compañía pasó por un período de mejoramiento en los precios del acero y de altos volúmenes de venta, cuando el incremento en el costo de los energéticos se estaba empezando a gestar (a partir de mayo), y no se notó en el desempeño operativo. Por otro lado, en los primeros seis meses del 2001, Hylsamex enfrentó un nivel de embarques significativamente menor, una persistente apreciación del peso y se vio inmersa en una crisis de precios de energéticos que, dentro de este entorno más débil, fue particularmente visible. El margen de operación para los primeros seis meses del 2001 fue de 0.9%, comparado con el 12.8% registrado en el mismo período del 2000.

FLUJO DE EFECTIVO

La generación de EBITDA en 2T01 fue de US$ 37 millones (Ps 336 millones), 21% superior a los US$ 30 millones (Ps 293 millones) obtenidos en 1T01 pero 55% inferior a los US$ 81 millones (Ps 830 millones) registrados en el mismo trimestre del 2000. Los niveles de generación de EBITDA reflejan básicamente las tendencias observadas en la utilidad de operación dado que los cargos por depreciación son similares para los distintos períodos. El margen de EBITDA en 2T01 fue de 11.8%, comparado con el 10.6% obtenido en el trimestre anterior y el 21.5% alcanzado en el mismo período del 2000.

La generación de EBITDA para los primeros seis meses de 2001 totalizó US$ 67 millones (Ps 629 millones), comparada con los US$ 157 millones (Ps 1,609 millones) del mismo período de 2000. Como en el caso de la comparación trimestral, la caída en la utilidad de operación explica la menor generación de efectivo en lo que va del 2001 con respecto al mismo período del año

anterior. El margen de EBITDA para la primera mitad del 2001 fue de 11.2% comparado con el 20.9% obtenido en el mismo período del 2000.

RESULTADO INTEGRAL DE FINANCIAMIENTO

Durante el segundo trimestre del 2001, Hylsamex obtuvo una ganancia financiera neta de Ps 266 millones (US$ 58 millones), en contraste con costos financieros netos de Ps 196 millones (US$ 47 millones) y Ps 1,114 millones (US$ 218 millones) registrados en el período anterior y en el mismo trimestre del 2000, respectivamente. El peso mexicano mostró una mayor apreciación en 2T01 que en 1T01, explicando la ganancia financiera del trimestre y un comportamiento opuesto que en 2T00, cuando el peso experimentó una depreciación significativa, generando un costo financiero neto. Una explicación detallada del RIF trimestral se presenta a continuación:

2T01: El peso se fortaleció significativamente en 2T01, reflejando una apreciación del 4.52%, lo que resultó en ganancias cambiarias de consideración. La inflación de 1.01%, la más baja registrada desde 1972, produjo ganancias monetarias que sumadas a las fluctuaciones cambiarias, generaron en una ganancia financiera neta.

1T01: La apreciación de 0.83% que registró el peso en este trimestre generó ganancias cambiarias que, aunadas a las ganancias monetarias derivadas de una inflación de 1.12%, fueron insuficientes para compensar los costos financieros, por tanto resultando en un costo financiero neto.

2T00: El peso mostró una depreciación de 7.81%, de un nivel de Ps 9.23/US$ a Ps 9.95/US$ al final del trimestre, lo que generó pérdidas cambiarias considerables. La inflación de 1.54% durante el período produjo ganancias monetarias insuficientes para compensar el efecto de la devaluación y la carga financiera de la deuda.

UTILIDAD NETA

El resultado neto mayoritario en 2T01 resultó en una pérdida de Ps 26 millones (US$ 3 millones), comparado con las pérdidas de Ps 222 millones (US$ 25 millones) y de Ps 381 millones (US $37 millones) obtenidas en 1T01 y 2T00, respectivamente.

Durante la primera mitad de 2001, el resultado neto neta mayoritario fue una pérdida de Ps 248 millones (US$ 16 millones), muy similar a la pérdida de Ps 205 millones (US$ 19 millones) obtenida en el mismo período del año anterior. La variación positiva en el resultado integral de financiamiento debido a la apreciación significativa del peso (Ps 881 millones) compensó el deterioro a nivel de utilidad de operación entre los períodos comparados (Ps 935 millones).

INVERSIÓN EN ACTIVOS FIJOS

Hylsamex erogó US$ 6 millones (Ps 53 millones) por inversiones en activo fijo en 2T01, de los cuales US$ 4 millones correspondieron a cargos diferidos capitalizados, relacionados primordialmente con descapotes en las minas. La

erogación por inversión durante la primera mitad del 2001 totalizó US$ 12 millones, de los cuales US$ 8 millones correspondieron a cargos diferidos en las minas. La Compañía ha reducido sus inversiones en activo fijo a niveles mínimos, concentrándose en inversiones de reemplazo y algunas estratégicas de bajo desembolso.

DEUDA Y ESTRUCTURA FINANCIERA

DEUDA BANCARIA Y BURSÁTIL

La deuda neta de caja en 2T01 totalizó US$ 1,365 millones, US$ 8 millones menor a los US$ 1,373 millones registrados en el trimestre anterior y solamente US$ 6 millones superior a los US$ 1,359 millones registrados en el mismo trimestre del 2000.

La reducción de deuda versus el trimestre anterior se explica por:

* Una mejora en el EBITDA que permitió a la Compañía enfrentar la totalidad de sus gastos financieros netos del trimestre y contribuir marginalmente a otros usos;
* Una reducción significativa en el capital de trabajo, particularmente en inventarios, en donde se redujo su rotación en 11 días. Esta reducción permitió a Hylsamex cubrir sus pagos de impuestos, inversiones en activo fijo e indemnizaciones, quedando un remanente que se aplicó al repago de deuda.

Durante el trimestre Hylsamex realizó pagos de principal de pasivo de largo plazo por US$ 21.8 millones, de los cuales, US$ 14.9 millones correspondieron a Hylsa. La cifra de pago de principal en Hylsa incluye US$ 5 millones de Europapel Comercial.

ESTRUCTURA FINANCIERA

Las reservas de efectivo a junio 30, 2001 totalizaron US$ 37 millones, sólo US$ 4 millones inferiores a los US$ 41 millones que se tenían a marzo 31, 2001. Hylsa, la subsidiaria principal de Hylsamex, mantenía reservas por US$ 20 millones al final de junio y no utilizó la línea de crédito comprometida de US$ 40 millones otorgada por Alfa. Hylsa utilizará US$ 14.5 millones de la mencionada línea a finales de julio para cumplir con un covenant de generación de EBITDA mínimo. Aparte del disparador del nivel mínimo de US$ 10 millones de caja para la utilización de la línea, se acordó también un nivel mínimo de EBITDA para la primera mitad del 2001, que no se pudo alcanzar pero que se puede remediar accesando de la línea de crédito el equivalente a la diferencia.

APALANCAMIENTO Y COBERTURA FINANCIERA

La razón de fondos prestados a EBITDA (últimos doce meses) fue de 7.73 veces durante 2T01, superior tanto a las 6.43 veces registradas en 1T01 como a las 4.47 veces obtenidas en 2T00. El deterioro en la generación de efectivo explica el incremento en la razón de apalancamiento.

El EBITDA (últimos doce meses) a intereses de deuda bancaria y bursátil fue de 1.16 veces en 2T01, menor que las 1.47 veces del trimestre anterior y también inferior a las 2.26 veces obtenidas en el mismo trimestre del 2000. Aunque se ha presentado una reducción en los gastos financieros debido a la disminución en las tasas Libor, la disminución significativa en niveles de EBITDA ha reducido la cobertura de intereses.

Hylsamex negoció las dispensas correspondientes al primer trimestre de 2001 relacionadas con ciertos covenants de razones financieras incluidas en diversos acuerdos de créditos bancarios que no se cumplieron; solamente en el caso de un préstamo bancario de US$ 3.7 millones la petición de dispensa se encuentra todavía en estudio. La Compañía también incumplió con ciertos covenants de razones financieras en 2T01 y se encuentra negociando las dispensas correspondientes.

SUBSIDIARIAS NO CONSOLIDADAS (SIDOR)

Hylsamex reconoció una pérdida de Ps 74 millones (US$ 8 millones) en 2T01 correspondiente al interés minoritario en Amazonia (Sidor), comparada con una pérdida de Ps 38 millones (US$ 4 millones) registrada en 1T01 y que contrasta con la ganancia de Ps 30 millones (US $3 millones) obtenida en 2T00. El deterioro en los resultados de Sidor tiene que ver con el paro de producción resultante de la disputa laboral que duró 21 días durante el pasado mayo, que tuvo como consecuencia una disminución en la producción y en el nivel de embarques. Por esta razón, los embarques totalizaron 585,000 toneladas durante 2T01, mostrando una reducción de 22% con respecto a las 750,900 toneladas vendidas en 1T01, y también 21% menor que las 738,000 toneladas registradas en el mismo trimestre del 2000. Con objeto de mitigar los efectos económicos de la caída en el nivel de ventas en el 2Q01, Sidor continúo sirviendo al mercado doméstico, mostrando inclusive un incremento de 10% en el mercado venezolano versus el trimestre anterior, y redujo las exportaciones menos rentables por la falta de disponibilidad de producto como resultado del paro de operaciones. Más aún, la mayoría de la reducción en exportaciones consistió en productos semi-terminados que tienen una contribución marginal más modesta.

Con relación a la generación de efectivo de operación, el EBITDA disminuyó a US$ 12 millones, comparado con los US$ 33 millones registrados en el trimestre anterior y de los US$ 40 millones obtenidos en el mismo trimestre del 2000. Ciertamente, el decremento en el volumen de ventas afectó el desempeño operativo en el 2T01, pero disminuciones en los niveles de precios del acero en el mercado doméstico y en el de exportación también redujeron la generación de efectivo.

OTROS EVENTOS RELEVANTES

El 6 de julio de 2001 Hylsa cumplió con un pasivo bancario contingente por US$ 13.3 millones derivado de la participación minoritaria de 5% en el capital social de Posven, una empresa venezolana dedicada a la producción de briquetas de hierro prerreducido. Hylsa realizó un pago en efectivo de US$ 4.0 millones, y refinanció los US$ 9.3 millones restantes hasta enero 31, 2002.

El 19 de julio de este año, Hylsa deshizo una cobertura de gas natural, y recibirá US$ 20 millones en agosto. A principios del 2001, la Compañía percibió una tendencia más favorable en los precios de gas natural, y realizó un derivado financiero paralelo al contrato de precio fijo de US$ 4.00/MMBtu que ofreció PEMEX, decidiendo pagar un precio spot variable y recibir US$ 4.29/MMBtu por el período abril 2002 a diciembre 2003. El nivel actual de los precios del gas hicieron el precio de US$ 4.29/MMBtu significativamente positivo y la Compañía decidió deshacer la transacción y recibir los recursos.

INFORME DEL DIRECTOR GENERAL (1)
(Discusión y Análisis del Director General de la Condición Financiera y Resultados de la operación de la Empresa)

ANEXO 1

Después de haber deshecho la cobertura, Hylsamex sigue teniendo la cobertura de PEMEX para los requerimientos de gas de la planta de reducción "4M" y del equipo periférico.

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS
HYLSAMEX, S. A. DE C. V.

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS E INDIVIDUALES
AL 30 DE JUNIO DE 2001 COMPARATIVOS CON 2000

Miles de pesos de poder adquisitivo del 30 de junio de 2001.
(excepto que se indique otra denominación)

1. ACTIVIDADES DE LAS COMPAÑIAS

Hylsamex, S. A. de C. V. (HYLSAMEX), subsidiaria de Alfa, S. A. de C. V. (ALFA), es una de las empresas productoras de acero más grandes de México y es líder del mercado en sus principales líneas de productos, los cuales están primariamente orientados a las industrias de la construcción, autopartes y línea blanca.

HYLSAMEX desarrolla sus actividades por si misma y a través de empresas subsidiarias, de las que es propietaria de la mayoría de las acciones comunes representativas de sus capitales sociales, y de empresas asociadas, en las cuales tiene influencia significativa en su administración, pero sin llegar a tener control. Las principales subsidiarias y asociadas son:

	% de tenencia al 30 de junio de (a) 2001	2000
Hylsa, S. A. de C. V. y subsidiarias:	100	100
Consorcio Minero Benito Juárez		
Peña Colorada, S. A. de C. V.	51	51
Peña Servicios, S. A. de C. V.	100	100
Las Encinas, S. A. de C. V.	100	100
Aceros Prosima, S. A. de C. V.	100	100
Materiales y Aceros Masa, S. A. de C. V.	100	100
Pegi, S. A. de C. V.	52	52
Técnica Industrial, S. A. de C. V.	100	100
Transamerica E. & I., Corp.	100	100
Ferropak Servicios, S. A. de C. V.	100	100
Ferropak, S. A. de C. V.	100	100
Comercializadora Las Encinas, S. A. de C. V.(b)	100	
Galvak, S. A. de C. V. y subsidiarias:	100	100
Galvamet Trading, Inc.	100	100
Galvacer Chile, S. A.	100	
Acerex, S. A. de C. V.	51	51
Acerex Servicios, S. A. de C. V.	100	100
Promotora Azteca, S. A. de C. V. y subsidiaria:	100	100
Express Anáhuac, S. A. de C. V.	100	100
Hylsa Latin, L. L. C. y asociadas (c):	100	100
Consorcio Siderurgia Amazonia, Ltd.	37	37
CVG Siderúrgica del Orinoco, C. A.	70	70
Exan Corporativo, S. A. de C. V. (b)	100	

Galvanet, S. A. de C. V.(d) 100

(a) % de tenencia que Hylsamex tiene en las sub-controladoras y % de tenencia que estas tienen en sus subsidiarias y asociadas.

(b) En septiembre de 2000, se cambió la denominación social de Exan Corporativo, S. A. de C. V. a Comercializadora Las Encinas, S. A. de C. V. Asimismo, fueron vendidas la totalidad de las acciones comunes representativas de su capital social a Hylsa, S. A. de C. V.

(c) Consorcio Siderurgia Amazonia, Ltd. (Amazonia), es propietaria del 70% de CVG Siderúrgica del Orinoco, C. A. (Sidor), empresa venezolana.

(d) En octubre de 2000, se constituyó Galvanet, S. A. de C. V. cuya principal actividad es la comercialización de productos de acero a través de medios electrónicos.

2. RESUMEN DE POLITICAS DE CONTABILIDAD SIGNIFICATIVAS

Los estados financieros consolidados incluyen los de HYLSAMEX y los de todas sus subsidiarias.

Los estados financieros individuales de HYLSAMEX (Controladora) han sido preparados para cumplir con las disposiciones legales a las que está sujeta como entidad jurídica independiente. En estos estados financieros la inversión en acciones de subsidiarias se valúa por el método de participación (inciso c. siguiente).

Los estados financieros que se acompañan fueron preparados de acuerdo con los principios de contabilidad generalmente aceptados, aplicando en forma integral las disposiciones normativas relativas al reconocimiento de los efectos de la inflación en la información financiera. Consecuentemente, todos los estados financieros, incluyendo los de ejercicios anteriores que se presentan para fines comparativos, se expresan en pesos constantes de poder adquisitivo del 30 de junio de 2001.

Los estados financieros de la subsidiaria y las asociadas extranjeras se conforman a principios de contabilidad generalmente aceptados en México.

Los índices (Indice Nacional de Precios al Consumidor - INPC) más importantes utilizados para reconocer los efectos de la inflación fueron: 343.820, 332.495 y 294.750 al 31 de junio de 2001, 2000 y 1999, respectivamente (1994 = 100).

A continuación se resumen las políticas de contabilidad más importantes:

a. Valores de realización inmediata

Estos valores se presentan a su valor de mercado.

b. Inventarios y costo de ventas

Los inventarios se expresan a su costo estimado de reposición, principalmente con base en los últimos precios de compra y costos de producción del ejercicio, sin que excedan a su valor de mercado.

El costo de ventas se determina con base en los costos estimados de reposición de las fechas en que se efectuaron las ventas.

c. Inversión en acciones de asociadas

Las acciones de empresas asociadas (véase (d) en Nota 1) se presentan valuadas por el método de participación. Conforme a este método, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de las emisoras, posteriores a la fecha de compra.

Hasta el 31 de diciembre de 1999 la inversión en Amazonia y Sidor se determinó con base en sus estados financieros al 30 de septiembre, por lo que el método de participación se calculaba con una diferencia de tres meses. A partir de 2000 la administración de la empresa decidió modificar el período de inclusión en el registro del método de participación de dichas asociadas para coincidir con el año calendario. Debido a que la inversión en estas asociadas está designada como cobertura económica de un pasivo en moneda extranjera, las diferencias cambiarias provenientes de dicho pasivo se registran directamente en el capital contable. El efecto de la conversión de dichos estados financieros también se registra en el capital contable.

d. Inmuebles, maquinaria, equipo y depreciación

Los inmuebles, maquinaria y equipo y su correspondiente depreciación acumulada se expresan a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC, excepto por la maquinaria y equipo de procedencia extranjera, cuyo valor se actualiza aplicando el índice de inflación general del país de origen a los montos correspondientes en moneda extranjera y convirtiendo esos montos a pesos al tipo de cambio vigente a la fecha de cierre.

La depreciación se calcula por el método de línea recta con base en las vidas útiles de los activos estimadas por las empresas.

El resultado integral de financiamiento de pasivos contraídos para construcciones en proceso, se capitaliza como parte de estos activos hasta que inician su operación normal.

e. Cargos diferidos

Este rubro se expresa a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC e incluye principalmente gastos capitalizados de los yacimientos de mineral extraíble de las subsidiarias mineras, costos relativos al desarrollo e implantación de sistemas computacionales integrados, gastos por colocación de deuda y gastos preoperativos, los cuales están sujetos a amortización.

f. Otro activo

Este concepto incluye un activo intangible derivado de las remuneraciones al retiro.

g. Transacciones en divisas y diferencias cambiarias.

Los activos y pasivos monetarios en divisas, principalmente dólares americanos (US$), se expresan en moneda nacional al tipo de cambio vigente a la fecha de cierre. Las diferencias cambiarias derivadas de las fluctuaciones en el tipo de cambio entre la fecha en que se concertaron las transacciones y la de su liquidación o valuación a la fecha del estado de situación financiera, se registran dentro del resultado integral de financiamiento o en el capital contable, en el renglón de efecto de conversión de entidades extranjeras, por los financiamientos identificados con la adquisición de asociadas extranjeras.

h. Estimación de remuneraciones al retiro.

Los planes de remuneraciones al retiro (jubilaciones, gastos médicos y primas de antigüedad), tanto formales como informales, se reconocen como costo en los años en que los trabajadores prestan los servicios correspondientes, de acuerdo con estudios actuariales elaborados por expertos independientes.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se registran en resultados en el año en que se vuelven exigibles.

i. Operaciones financieras derivadas

Los pasivos resultantes de operaciones financieras derivadas se expresan a su valor de mercado y/o de intercambio y se clasifican como otros pasivos en el estado de situación financiera. Las diferencias entre el valor de mercado y/o de intercambio (fair value) y el costo de adquisición (incluyendo gastos de compra y primas o descuentos), así como las ganancias y pérdidas realizadas, se registran directamente en resultados, excepto por las provenientes de operaciones financieras sobre acciones propias, las que se registran directamente en el capital contable, netas del impuesto sobre la renta diferido.

j. Resultado integral de financiamiento

El resultado integral de financiamiento se determina agrupando en el estado de resultados: los gastos y productos financieros, las diferencias cambiarias y la ganancia o pérdida por posición monetaria.

La ganancia o pérdida por posición monetaria representa el efecto de la inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del año.

k. Impuestos sobre la renta y al activo y participación de los trabajadores en las utilidades

Hasta 1999 el impuesto sobre la renta y la participación de los trabajadores en las utilidades se registraban por el método parcial de impuestos diferidos. Bajo este método, el efecto de las diferencias temporales no recurrentes entre la utilidad fiscal y la contable, que se esperaba se revirtieran en un período definido, se registraban como impuesto y participación diferidos.

A partir del 1o. de enero de 2000, la empresa adoptó las disposiciones del Boletín D-4 Revisado, Tratamiento Contable del Impuesto sobre la Renta, del Impuesto al Activo y de la Participación de los Trabajadores en la Utilidad. Este Boletín cambió de manera importante el tratamiento contable del impuesto

sobre la renta, eliminando el método de pasivo con enfoque parcial mencionado en el párrafo anterior, y estableciendo en su lugar el método de activos y pasivos con enfoque integral. Bajo este método se reconoce, un impuesto diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

1. Utilidad por acción

La utilidad por acción común se calcula sobre el promedio ponderado de acciones comunes en circulación durante el año. No existen efectos que deriven de acciones potencialmente dilutivas.

EFECTOS DE LA APLICACION DE LA REGLA TERCERA DE LA CIRCULAR 11-27 AL SEGUNDO TRIMESTRE DEL 2001.
COMPARACION ENTRE EL METODO DE AJUSTES POR CAMBIOS EN EL NIVEL GENERAL DE PRECIOS CONTRA EL METODO DE INDIZACION ESPECIFICA.
EN MILES DE PESOS DE JUNIO DEL 2001.

REF		ORIGINAL II TRIM	EFECTOS CIRC 11-27 REGLA III	MODIFICADO II TRIM
S				
1	ACTIVO TOTAL	27,487,923	3,594,147	31,082,070
2	ACTIVO CIRCULANTE	4,561,108		4,561,108
8	LARGO PLAZO	1,265,426		1,265,426
12	INM.,PTA Y EQ (NETO)	19,177,231	3,594,147	22,771,378
18	ACTIVO DIF. (NETO)	2,484,158		2,484,158
19	OTROS ACTIVOS	0		0
20	PASIVO TOTAL	16,950,819		16,950,819
33	CAPITAL CONTABLE	10,537,104	3,594,147	14,131,251
34	PART. MINORITARIA	1,869,504	214,171	2,083,675
35	CAP CONT MAYORIT.	8,667,600	3,379,976	12,047,576
45	RES NETO DEL EJ.	(248,336)	(13,965)	(262,301)
R				
1	VENTAS NETAS	5,613,403		5,613,403
5	RES DE OPERACION	48,205	(14,359)	33,846
18	RES NETO	(234,608)	(14,359)	(248,967)
20	RES NETO MAYORIT.	(248,336)	(13,965)	(262,301)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3
SUBSIDIARIAS					
1 HYLSA S.A. DE C.V.	FAB. DE PROD. DE ACERO	2,051,158,856	100.00	1,106,593	9,052,326
2 GALVAK S.A.DE C.V.	FAB. DE LAMINA GALVANIZADA	51,836,578	100.00	260,327	1,033,840
3 PROM. AZTECA MEXICANA S.A. DE C.V.	CEL. OP. ACTIVAS Y PASIVAS CON ACCIONES	27,094,568	100.00	27,095	233,906
4 HYLSA LATIN LLC		12,831,079	0.00	108,373	(1,317,268)
5 GALVANET S.A DE C.V.	COME. PROD LAMINA GALV	4,900	100.00	49	(2,537)
6 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**1,502,437**	**9,000,267**
ASOCIADAS					
1 CONSORCIO SIDERURGIA AMAZONIA	FAB. DE PROD. DE ACERO	1	37.10	2,417,906	1,179,368
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**2,417,906**	**1,179,368**
OTRAS INVERSIONES PERMANENTES					**86,058**
TOTAL					**10,265,693**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

INMUEBLES, PLANTA Y EQUIPO
(Miles de Pesos)

ANEXO 4

CONSOLIDADO
Impresión Final

CONCEPTO	COSTO DE ADQUISICION	DEPRECIACION ACUMULADA	VALOR EN LIBROS	REVALUACION	DEPRECIACION DE LA REVALUACION	VALOR EN LIBROS (+) REVALUACION (-) DEPRECIACION
ACTIVOS DEPRECIABLES						
INMUEBLES	0	0	0	0	0	0
MAQUINARIA	8,921,109	1,668,434	7,252,675	25,713,785	15,216,582	17,749,878
EQUIPO DE TRANSPORTE	0	0	0	0	0	0
EQUIPO DE OFICINA	0	0	0	0	0	0
EQUIPO DE COMPUTO	0	0	0	0	0	0
OTROS	0	0	0	0	0	0
TOTAL DEPRECIABLES	**8,921,109**	**1,668,434**	**7,252,675**	**25,713,785**	**15,216,582**	**17,749,878**
ACTIVOS NO DEPRECIABLES						
TERRENOS	138,672	0	138,672	898,957	0	1,037,629
CONSTRUCCIONES EN PROCESO	193,453	0	193,453	13,276	0	206,729
OTROS	182,995	0	182,995	0	0	182,995
TOTAL NO DEPRECIABLES	**515,120**	**0**	**515,120**	**912,233**	**0**	**1,427,353**
TOTAL	**9,436,229**	**1,668,434**	**7,767,795**	**26,626,018**	**15,216,582**	**19,177,231**

OBSERVACIONES

HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2001**

ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
BANAMEX	17/10/2001	7.88	0	0	75,447	0	0	0	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA	31/01/2002	9.20	0	0	0	45,450	0	0	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL	05/10/2001	7.36	0	0	136,350	0	0	0	0	0	0	0	0	0	0	0
BANK OF MONTREAL	31/01/2002	7.99	0	0	0	0	0	0	0	0	0	45,450	0	0	0	0
BANK ONE	09/10/2001	6.59	0	0	0	0	0	0	0	0	90,900	0	0	0	0	0
BAYERISCHE VEREINSBANK	10/09/2001	8.88	0	0	0	0	0	0	0	0	245,430	0	0	0	0	0
COMMERCE BANK	31/01/2002	7.25	0	0	0	0	0	0	0	0	18,180	63,630	0	0	0	0
STANDARD CHARTERED	09/10/2001	8.26	0	0	0	0	0	0	0	0	281,790	0	0	0	0	0
CON GARANTIA																
ABN AMRO	26/03/2004	7.67	0	0	0	0	0	0	0	0	1	15,709	31,815	23,861	0	0
BANAMEX	15/02/2005	8.61	0	0	16,494	24,892	64,431	69,885	47,399	0	0	0	0	0	0	0
BANCO SANTANDER/SERFIN	15/02/2005	9.14	0	0	11,701	11,701	31,223	26,233	21,243	0	0	0	0	0	0	0
BANCOMEXT	14/08/2002	7.16	0	0	0	0	0	86,355	0	0	0	0	0	0	0	0
BANK OF AMERICA	26/03/2004	6.71	0	0	0	0	0	0	0	0	49,564	65,834	132,077	74,276	0	0
BANK OF MONTREAL	25/06/2003	5.52	0	0	0	0	0	0	0	0	3,948	3,948	10,908	0	0	0
BANORTE	15/02/2005	11.98	17,837	22,308	9,125	9,124	16,362	16,362	8,331	0	0	0	0	0	0	0
BARKLAYS	17/12/2004	8.28	0	0	0	0	0	0	0	0	5,083	8,726	18,737	21,104	11,344	0
BBVA-BANCOMER	15/02/2005	8.43	0	0	20,619	31,838	76,101	78,026	47,833	0	6,049	5,970	9,976	4,416	0	0
BHF	25/06/2003	5.52	0	0	0	0	0	0	0	0	1,974	1,974	5,454	0	0	0
BLADEX	25/06/2003	5.52	0	0	0	0	0	0	0	0	3,290	3,290	9,090	0	0	0
BNP	25/06/2003	5.52	0	0	0	0	0	0	0	0	3,948	3,948	10,908	0	0	0
COMMERCE BANK	17/12/2004	7.22	0	0	0	0	0	0	0	0	13,681	30,439	69,730	37,133	8,508	0
CREDIT AGRICOLE INDOSUEZ	26/03/2001	6.76	0	0	0	0	0	0	0	0	3,948	9,558	22,271	8,522	0	0
CREDIT LYONNAIS	26/03/2004	6.96	0	0	0	0	0	0	0	0	3,948	12,364	27,952	12,783	0	0
DEUTSCHE BANK	17/12/2004	8.28	0	0	0	0	0	0	0	0	2,541	4,363	9,368	10,552	5,672	0
DEUTSCHE GEROZENTRALE	25/06/2003	5.52	0	0	0	0	0	0	0	0	1,974	1,974	5,454	0	0	0
DG BANK	25/06/2003	5.52	0	0	0	0	0	0	0	0	3,948	3,948	10,908	0	0	0
EXPORT DEVELOPMENT CORP.	15/03/2003	6.06	0	0	0	0	0	0	0	0	7,387	7,387	13,217	0	0	0

ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
FIDEICOMISO DE FOMENTO MINER	15/11/2007	7.52	0	0	4,813	4,812	9,624	9,625	9,625	23,260	0	0	0	0	0	0
GENERAL ELECTRIC CAPITAL COR	17/12/2004	7.25	0	0	0	0	0	0	0	0	5,219	14,545	32,636	18,059	2,836	0
HSBC BANK	17/12/2004	8.28	0	0	0	0	0	0	0	0	3,812	6,544	14,053	15,828	8,508	0
HYPO-VEREINSBANK	31/07/2005	6.83	0	0	0	0	0	0	0	0	48,597	38,962	78,560	23,967	11,389	16,811
KREDITANSTALT FUR WIEDERAFBA	31/07/2008	7.67	0	0	0	0	0	0	0	0	47,093	47,093	94,187	94,187	88,341	25,506
MORGAN GUARANTY TRUST	17/12/2004	8.28	0	0	0	0	0	0	0	0	11,710	20,102	43,166	48,620	26,134	0
RHEINLAND-PFALZ	25/06/2003	5.52	0	0	0	0	0	0	0	0	3,948	3,948	10,908	0	0	0
SCHLESWING-HOLSTEIN	25/06/2003	5.52	0	0	0	0	0	0	0	0	1,974	1,974	5,454	0	0	0
STANDARD CHARTERED	15/12/2002	4.13	0	0	0	0	0	0	0	0	4,742	4,742	4,742	0	0	0
SUMITOMO	17/12/2004	8.28	0	0	0	0	0	0	0	0	5,597	9,608	20,631	23,238	12,491	0
THE FUJI BANK AND TRUST CO.	17/12/2004	6.45	0	0	0	0	0	0	0	0	7,820	8,709	22,754	5,151	2,769	0
WEST LB	17/12/2004	7.54	0	0	0	0	0	0	0	0	12,386	32,255	71,397	47,968	12,958	0
ORGANISMOS FINANCIEROS																
BANAMEX	17/12/2004	12.12	142,857	307,225	46,918	105,081	99,153	71,368	71,389	0	0	0	0	0	0	0
BANCA SERFIN	10/12/2003	14.13	103,571	166,780	0	0	0	0	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL	10/12/2003	14.20	117,857	252,494	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMEXT	03/02/2005	7.34	0	0	0	0	0	0	272,700	0	0	0	0	0	0	0
BANORTE	10/12/2003	12.98	21,429	128,571	38,633	0	0	0	0	0	0	0	0	0	0	0
BARCLAYS BANK PLC	17/12/2004	10.19	0	0	0	0	0	0	0	0	0	7,949	27,635	27,103	27,112	0
BBVA-BANCOMER	17/12/2004	12.09	122,658	191,562	0	25,496	124,059	95,829	95,858	0	0	0	0	0	0	0
CITIBANK	31/01/2002	9.03	0	0	0	172,710	0	0	0	0	0	0	0	0	0	0
COMERICA BANK	24/11/2005	8.01	0	0	10,084	10,084	20,169	20,168	20,168	10,084	0	5,962	20,727	20,328	20,334	0
DEUTSCHE BANK	17/12/2004	10.19	0	0	0	0	0	0	0	0	0	3,975	13,818	13,552	13,556	0
GENERAL ELECTRIC CAPITAL COR	17/12/2004	10.19	0	0	0	0	0	0	0	0	0	1,987	6,909	6,776	6,778	0
HSBC BANK	17/12/2004	10.19	0	0	0	0	0	0	0	0	0	5,962	20,729	20,330	20,334	0
INBURSA	30/05/2002	9.68	70,000	0	0	127,466	0	0	0	0	0	0	0	0	0	0
MORGAN GUARANTY TRUST	17/12/2004	10.21	0	0	0	0	0	0	0	0	0	18,938	72,636	71,368	71,389	0
THE FUJI BANK AND TRUST CO.	17/12/2004	10.03	0	0	0	0	0	0	0	0	0	3,975	6,882	6,616	6,618	0

C[redacted]DE C[redacted]ACIO[redacted] HY[redacted]X [redacted] BO[redacted]EXIC[redacted]DE V[redacted]ES, S[redacted] C.V[redacted]
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: 2 AÑO: 2001

ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
THE SUMITOMO BANK LTD.	21/01/2003	8.35	0	0	0	0	0	0	0	0	0	3,975	266	0	0	0
TOTAL BANCARIOS			596,409	1,068,940	370,184	568,654	441,127	473,851	594,546	33,344	900,482	529,717	955,955	635,738	357,071	42,317
COLOCACIONES PRIVADAS																
QUIROGRAFARIOS																
BANCA SERFIN	26/05/2004	5.11	0	0	0	0	0	825,836	0	0	0	0	0	0	0	0
JP MORGAN	15/09/2007	9.82	0	0	0	0	0	0	0	0	0	0	0	0	0	2,702,194
USCP	25/03/2003	10.24	0	0	0	0	0	0	0	0	0	163,534	290,967	0	0	0
PAGARE A MEDIANO PLAZO	09/03/2005	8.75	0	0	0	0	0	0	653,364	0	0	0	0	0	0	0
TOTAL BURSATILES			0	0	0	0	0	825,836	653,364	0	0	163,534	290,967	0	0	2,702,194
PROVEEDORES																
OTROS PROVEEDORES	30/06/2002		358,662	0	709,951	0	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			358,662	0	709,951	0	0	0	0	0	0	0	0	0	0	0
CTAS POR PAGAR	30/06/2002		890,221	0	0	0	2,414	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			890,221	0	0	0	2,414	0	0	0	0	0	0	0	0	0
			1,845,292	1,068,940	1,080,135	568,654	443,541	1,299,687	1,247,910	33,344	900,482	693,251	1,246,922	635,738	357,071	2,744,511

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2001**

HYLSAMEX, S.A. DE C.V.

BALANZA DE DIVISAS Y POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
1. INGRESOS					
EXPORTACIONES	77,592	705,311	0	0	705,311
OTROS	4,323	39,296	0	0	39,296
TOTAL	**81,915**	**744,607**			**744,607**
2. EGRESOS					
IMPORTACIONES (MATERIAS PRIMAS)	123,662	1,124,088	0	0	1,124,088
INVERSIONES	446	4,054	0	0	4,054
OTROS	51,607	469,108	0	0	469,108
TOTAL	**175,715**	**1,597,250**			**1,597,250**
SALDO NETO	**(93,800)**	**(852,643)**			**(852,643)**
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**134,072**	**1,218,714**	0	0	**1,218,714**
PASIVO	**1,237,760**	**11,251,238**			**11,251,238**
CORTO PLAZO	356,713	3,242,521	0	0	3,242,521
LARGO PLAZO	881,047	8,008,717	0	0	8,008,717
SALDO NETO	**(1,103,688)**	**(10,032,524)**			**(10,032,524)**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

**CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)**

ANEXO 7

**CONSOLIDADO
Impresión Final**

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	3,776,510	15,587,130	(11,810,620)	0.01	65,475
FEBRERO	3,252,464	15,263,122	(12,010,658)	0.00	(7,949)
MARZO	3,042,227	15,230,573	(12,188,346)	0.00	77,223
ABRIL	2,772,108	14,834,979	(12,062,871)	0.01	60,849
MAYO	2,697,759	14,450,766	(11,753,007)	0.00	26,969
JUNIO	2,699,301	14,085,955	(11,387,655)	0.00	31,119
ACTUALIZACION:	0	0	0	0.00	2,066
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	481
TOTAL					**256,233**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO INSCRITOS EN BOLSA (1)

ANEXO 8

CONSOLIDADO
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICABLE

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CONSTANCIA DE OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO (1)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
ACEREX, S.A. DE C.V.	PROCESAMIENTO Y CORTES DE ACERO	0	0
ACEREX SERVICIOS, S.A. DE C.V	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
C.M.B.J. P.COL., S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUST. MINERALES.	0	0
ACEROS PROSIMA, S.A. DE C.V.	COMPRA-VTA. Y SERV. DE MAQ. P/TODA CLASE DE PROD.	0	0
EXP. ANAHUAC, S.A.DE C.V.	TRANSPORTE FORANEO DE CARGA REGULAR	0	0
FERROPAK, S.A. DE C.V.	MAT'S. METALICOS PARA LA CONST. Y LA INDUSTRIA	0	0
FERROPAK SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
GALVAK, S.A. DE C.V.	FABRICACION DE LAMINA GALVANIZADA	0	0
COMERCIALIZADORA LESA, S.A. D	COMERCIALIZACION DE MINERAL	0	0
HYLSAMEX S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
HYLSA S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
LAS ENCINAS, S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUSTANCIAS MINERALES	0	0
MAT. Y AC. MASA, S.A. DE C.V.	VENTA DE PRODUCTOS DE ACERO	0	0
PEGI, S.A. DE C.V.	GENERACION DE ENERGIA ELECT. Y VAPOR DE PROCESO	0	0
PEÑA SERVICIOS, S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
PROM. AZ. MEX., S.A. DE C.V.	CELEBRAR TODA CLASE DE OPS. PAS. Y ACT. CON ACCS.	0	0
TECNICA IND., S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
TRANS.EXP.AND IMP.CORP.	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0
GALVAMET TRADING INC.	COMERC.PROD.DE ACERO Y LAMINA	0	0
HYLSA LATIN LLC	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACCS.	0	0
GALVANET S.A DE C.V.	COMERCIALIZ MEDIOS ELECTRONICOS	0	0
GALVACER CHILE S.A. DE C.V.	COMERC.PROD.DE ACERO Y LAMINA	0	0

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2001**

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	9.76
ELECTRODOS	UCAR CARBON MEXICANA				1.03
REFRACTARIOS	REF. MEX.	REFRACTARIOS	RADEX, PREMIER, AP GREEN	SI	1.98
ALEACIONES	CIA. MINERA AUTLAN				2.45
ZINC	PEÑOLES				2.02
RODILLOS	FUMOSA	RODILLOS	ESWAG	SI	1.31
CAL	REGIO CAL				1.48
ARRABIO					2.14
BRIQUETA					4.04

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
PLANOS			594	3,423,110			
NO PLANOS			363	1,162,420			
OTROS				215,512			
TOTAL				4,801,042			

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2001**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
PLANOS			148	727,774			
NO PLANOS			7	19,809			
OTROS				64,778			
TOTAL				812,361			

OBSERVACIONES

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

SALDO DE LA CUFIN AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2000** 42,438

Número de acciones en circulación a la misma fecha de la CUFIN : 243,756,094

(En Unidades)

☐ CIFRAS DICTAMINADAS FISCALMENTE ☐ CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS COBRADOS DURANTE EL EJERCICIO ACTUAL

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN DEL EJERCICIO ACTUAL

UFIN DEL EJERCICIO COMPRENDIDO DEL 1 DE ENERO AL 30 DE JUNIO DE 2001

RESULTADO FISCAL	0
- IMPORTE DEL ISR:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- IMPORTE DE LA UFIR	0
- PARTIDAS NO DEDUCIBLES	0
UFIN DEL EJERCICIO :	0

SALDO DE LA CUFIN ACTUALIZADA AL TRIMESTRE QUE REPORTA

(Información del año actual)

SALDO DE CUFIN AL 30 DE JUNIO DE 2001 43,329

Número de acciones en circulación a la misma fecha de la CUFIN : 243,756,094

(En Unidades)

ANEXO 12
CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

MODIFICACION AL SALDO DE LA CUFIN DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2000**	0
Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades)	243,756,094

ANEXO 12
CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

ANEXO 12
CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

CLAVE DE COTIZACION HYLSAMX TRIMESTRE: 2 AÑO: 2001
RAZON SOCIAL: **HYLSAMEX, S.A. DE C.V.**

ANEXO 12 - A
CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA REINVERTIDA
(Miles de Pesos)

SALDO DE LA CUFIN REINVERTIDA AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **0000** — 0

Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades) — 0

☐ CIFRAS DICTAMINADAS FISCALMENTE ☐ CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS PAGADOS DURANTE EL EJERCICIO ACTUAL PROVENIENTES DE LA CUFIN

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN REINVERTIDA DEL EJERCICIO QUE REPORTA

UFINER DEL EJERCICIO COMPRENDIDO DEL 1o DE ENERO AL 30 DE JUNIO DE 2001

RESULTADO FISCAL:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- PARTIDAS NO DEDUCIBLES	0
- (+) UTILIDAD (PERDIDA) DE FUENTE DE RIQUEZA UBICADA EN EL EXT.	0
UFIN DEL EJERCICIO :	0
- ISR (Utilizando la tasa para ISR diferidc	
* FACTOR PARA UFIN REINVERTIDA:	0
UFINER DEL EJERCICIO	0

SALDO DE LA CUFIN REINVERTIDA ACTUALIZADA AL TRIMESTRE QUE REPORTA

SALDO DE LA CUFIN REINVERTIDA AL **30** DE JUNIO DE 2001 — 0

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades) — 243,756,094

MODIFICACION AL SALDO DE LA CUFIN REINVERTIDA DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE 0000
(Antes de UFIN reinvertida del ejercicio anterior — 0

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades) — 0

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

SERIE	VALOR NOMINAL ($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL (Miles de Pesos)	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		4	243,756,094			243,756,094	2,393,924	
TOTAL			**243,756,094**	**0**	**0**	**243,756,094**	**2,393,924**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
243,756,094

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 0
GDRS's : 0
ADS's : 7.88
GDS's 6.25

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

CONSOLIDADO
Impresión Final

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

DECLARO BAJO PROTESTA DE DECIR VERDAD, QUE LA INFORMACION FINANCIERA BASICA Y COMPLEMENTARIA PROPORCIONADA A LA BOLSA, POR EL PERIODO COMPRENDIDO ENTRE EL **1** DE **ENERO** Y EL **30** DE **JUNIO** DE **2001** Y **2000**, FUE OBTENIDA DE LOS REGISTROS CONTABLES AUTORIZADOS Y, EN SU CASO, EXTRALIBROS Y ES RESULTANTE DE LA APLICACION DE LOS PRINCIPIOS Y NORMAS DE CONTABILIDAD ACEPTADAS O PRONUNCIADAS POR EL INSTITUTO MEXICANO DE CONTADORES PUBLICOS Y DISPOSICIONES DE LA COMISION NACIONAL BANCARIA Y DE VALORES.

LOS PRINCIPIOS DE CONTABILIDAD Y NORMAS, ASI COMO LA AGRUPACION DE CUENTAS Y CIFRAS EN EL PERIODO A QUE DICHA INFORMACION HACE REFERENCIA, FUERON APLICADAS POR LA INSTITUCION SOBRE BASES UNIFORMES A LAS DEL MISMO PERIODO DEL EJERCICIO ANTERIOR.

C.P. GERARDO A. GONZALEZ VILLARREAL **SUB-DIRECTOR DE CONTRALORIA**	**C.P. SANTOS HERMILO MARTINEZ ESPARZA** **GERENTE DE INFORMACION FINANCIERA**

SAN NICOLAS DE LOS GARZA, NL, A 7 DE JUNIO DE 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: HYLSAMX FECHA: 7/06/2002 15:45

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	HYLSAMEX, S.A. DE C.V.
DO MICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 2828
FAX:	01 81 8865 1210
AUTOMATICO:	X
E-MAIL:	webmaster@hylsamex.com.mx
DIRECCION DE INTERNET:	www.hylsamex.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	HYL930427BY1
DOMICILIO	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V.
NOMBRE:	ING. DIONISIO GARZA MEDINA
DOMICILIO:	GOMEZ MORIN 1111
COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1111
FAX:	01 81 8748 2552
E-MAIL:	dgarzam@alfa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 7/06/2002 15:45

TELEFONO: 01 81 8865 1701
FAX: 01 81 8865 2121
E-MAIL: aelizond@hylsamex.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1703
FAX: 01 81 8865 2125
E-MAIL: eortiz@hylsamex.com.mx

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: SUBDIRECTOR DE CONTRALORIA
NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1202
FAX: 01 81 8865 1210
E-MAIL: ggonzale@hylsamex.com.mx

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE INFORMACION FINANCIERA
NOMBRE: C.P. SANTOS HERMILO MARTINEZ ESPARZA
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1236
FAX: 01 81 8865 1210
E-MAIL: shmartinez@hylsamex.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: SUBDIRECTOR JURIDICO
NOMBRE: LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1318
FAX: 01 81 8865 1310
E-MAIL: jatrevino@hylsamex.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V.
NOMBRE: LIC. LEOPOLDO MARROQUIN MORALES
DOMICILIO: GOMEZ MORIN 1111 SUR

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 7/06/2002 15:45

COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1368
FAX:	01 81 8748 2514
E-MAIL:	lmarroqui@alfa.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NA
NOMBRE:	NA NA NA NA
DOMICILIO:	NA
COLONIA:	NA
C. POSTAL:	00
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	NA
FAX:	NA
E-MAIL:	NA

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	C.P. MARGARITA GUTIERREZ SANTOSCOY
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1224
FAX:	01 81 8331 1885
E-MAIL:	mgutierrez@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

CLAVE DE COTIZACION: **HYLSAMEX, S.A. DE C.V.**

TRIMESTRE: AÑO:

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

s61: ESTE RENGLON SE INTEGRA COMO SIGUE:

CREDITOS BURSATILES	$ 2,993,161
OBLIGACIONES	825,836
TOTAL	$ 3,818,997

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN CAP CONT. DE SUBSSIDIARIAS	$ (3,288,709)
IMPUESTO DIFERIDO EN CAPITAL	73,023
EXCESO/INSUFICIENCIA EN ACT. DE CAP. CONTABLE	832,783
TOTAL	$ (2,382,903)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** Quarter: **2** Year: **2001**

HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT ENGLISH 2° Quarter 2001

AT JUNE 30 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**27,487,923**	**100**	**31,589,025**	**100**
2	**CURRENT ASSETS**	**4,561,108**	**17**	**5,835,121**	**18**
3	CASH AND SHORT-TERM INVESTMENTS	340,294	1	410,715	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,446,705	5	1,813,381	6
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	469,311	2	802,161	3
6	INVENTORIES	2,304,798	8	2,808,864	9
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**1,265,426**	**5**	**1,856,637**	**6**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,179,368	4	1,775,775	6
11	OTHER INVESTMENTS	86,058	0	80,862	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**19,177,231**	**70**	**21,434,116**	**68**
13	PROPERTY	1,037,629	4	1,037,419	3
14	MACHINERY AND INDUSTRIAL	34,634,894	126	37,414,473	118
15	OTHER EQUIPMENT	182,995	1	182,596	1
16	ACCUMULATED DEPRECIATION	16,885,016	61	17,792,105	56
17	CONSTRUCTION IN PROGRESS	206,729	1	591,733	2
18	**DEFERRED ASSETS (NET)**	**2,484,158**	**9**	**2,463,151**	**8**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**16,950,819**	**100**	**19,366,450**	**100**
21	**CURRENT LIABILITIES**	**5,199,795**	**31**	**3,932,586**	**20**
22	SUPPLIERS	1,068,613	6	991,227	5
23	BANK LOANS	2,965,446	17	1,593,383	8
24	STOCK MARKET LOANS	163,534	1	369,550	2
25	TAXES TO BE PAID	111,981	1	77,437	0
26	OTHER CURRENT LIABILITIES	890,221	5	900,989	5
27	**LONG-TERM LIABILITIES**	**9,077,664**	**54**	**12,460,843**	**64**
28	BANK LOANS	4,602,889	27	7,157,742	37
29	STOCK MARKET LOANS	4,472,361	26	5,293,996	27
30	OTHER LOANS	2,414	0	9,105	0
31	**DEFERRED LOANS**	**2,673,360**	**16**	**2,973,021**	**15**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**10,537,104**	**100**	**12,222,575**	**100**
34	**MINORITY INTEREST**	**1,869,504**	**18**	**2,030,575**	**17**
35	**MAJORITY INTEREST**	**8,667,600**	**82**	**10,192,000**	**83**
36	**CONTRIBUTED CAPITAL**	**2,771,452**	**26**	**2,771,452**	**23**
37	PAID-IN CAPITAL STOCK (NOMINAL)	2,393,924	23	121,878	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	377,528	4	328,765	3
39	PREMIUM ON SALES OF SHARES	0	0	2,320,809	19
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**5,896,148**	**56**	**7,420,548**	**61**
42	RETAINED EARNINGS AND CAPITAL RESERVE	7,589,631	72	7,638,411	62
43	REPURCHASE FUND OF SHARES	937,756	9	937,756	8
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(2,382,903)	(23)	(950,612)	(8)
45	NET INCOME FOR THE YEAR	(248,336)	(2)	(205,007)	(2)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **2** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**340,294**	**100**	**410,715**	**100**
46	CASH	32,125	9	66,764	16
47	SHORT-TERM INVESTMENTS	308,169	91	343,951	84
18	**DEFERRED ASSETS (NET)**	**2,484,158**	**100**	**2,463,151**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	1,666,283	67	1,718,901	70
49	GOODWILL	29,304	1	35,402	1
50	DEFERRED TAXES	507,234	20	351,163	14
51	OTHERS	281,337	11	357,685	15
21	**CURRENT LIABILITIES**	**5,199,795**	**100**	**3,932,586**	**100**
52	FOREING CURRENCY LIABILITIES	3,242,522	62	2,183,088	56
53	MEXICAN PESOS LIABILITIES	1,957,273	38	1,749,498	44
24	**STOCK MARKET LOANS**	**163,534**	**100**	**369,550**	**100**
54	COMMERCIAL PAPER	163,534	100	369,550	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**890,221**	**100**	**900,989**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	269,489	30	178,399	20
58	OTHER CURRENT LIABILITIES WITHOUT COST	620,732	70	722,590	80
27	**LONG-TERM LIABILITIES**	**9,077,664**	**100**	**12,460,843**	**100**
59	FOREING CURRENCY LIABILITIES	8,008,724	88	10,639,251	85
60	MEXICAN PESOS LIABILITIES	1,068,940	12	1,821,592	15
29	**STOCK MARKET LOANS**	**4,472,361**	**100**	**5,293,996**	**100**
61	BONDS	3,818,997	85	4,642,286	88
62	MEDIUM TERM NOTES	653,364	15	651,710	12
30	**OTHER LOANS**	**2,414**	**100**	**9,105**	**100**
63	OTHER LOANS WITH COST	2,414	100	9,105	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**2,673,360**	**100**	**2,973,021**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,749,030	65	2,191,334	74
67	OTHERS	924,330	35	781,687	26
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(2,382,903)**	**100**	**(950,612)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(2,382,903)	(100)	(950,612)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **2** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	(638,687)	1,902,535
73	PENSIONS FUND AND SENIORITY PREMIUMS	886,186	781,686
74	EXECUTIVES (*)	204	223
75	EMPLOYERS (*)	2,620	2,797
76	WORKERS (*)	4,335	4,642
77	CIRCULATION SHARES (*)	243,756,094	243,756,094
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **2** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**5,613,403**	**100**	**7,694,821**	**100**
2	COST OF SALES	5,078,060	90	6,155,135	80
3	**GROSS INCOME**	**535,343**	**10**	**1,539,686**	**20**
4	OPERATING	487,138	9	556,020	7
5	**OPERATING INCOME**	**48,205**	**1**	**983,666**	**13**
6	TOTAL FINANCING COST	(70,053)	(1)	809,327	11
7	**INCOME AFTER FINANCING COST**	**118,258**	**2**	**174,339**	**2**
8	OTHER FINANCIAL OPERATIONS	182,265	3	1,317	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(64,007)**	**(1)**	**173,022**	**2**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	57,816	1	86,802	1
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(121,823)**	**(2)**	**86,220**	**1**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(112,785)	(2)	(275,292)	(4)
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**(234,608)**	**(4)**	**(189,072)**	**(2)**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(234,608)**	**(4)**	**(189,072)**	**(2)**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(234,608)**	**(4)**	**(189,072)**	**(2)**
19	NET INCOME OF MINORITY INTEREST	13,728		15,935	0
20	**NET INCOME OF MAJORITY INTEREST**	**(248,336)**	**(4)**	**(205,007)**	**(3)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**5,613,403**	**100**	**7,694,821**	**100**
21	DOMESTIC	4,801,042	86	6,346,343	82
22	FOREIGN	812,361	14	1,348,478	18
23	TRANSLATED INTO DOLLARS (***)	81,915	1	131,392	2
6	**TOTAL FINANCING COST**	**(70,053)**	**100**	**809,327**	**100**
24	INTEREST PAID	770,886	1,100	836,664	103
25	EXCHANGE LOSSES	(577,075)	(824)	631,914	78
26	INTEREST EARNED	57,268	82	84,085	10
27	EXCHANGE PROFITS	(49,637)	(71)	53,053	7
28	GAIN DUE TO MONETARY POSITION	(256,233)	(366)	(522,113)	(65)
8	**OTHER FINANCIAL OPERATIONS**	**182,265**	**100**	**1,317**	**100**
29	OTHER NET EXPENSES (INCOME) NET	182,265	100	1,317	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**57,816**	**100**	**86,802**	**100**
32	INCOME TAX	56,074	97	69,600	80
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	1,742	3	17,202	20
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: 2 YEAR 2001
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	0	0
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	12,421,448	15,798,641
39	OPERATION INCOME (**)	362,151	2,008,101
40	NET INCOME OF MAYORITY INTEREST(**)	121,514	(9,362)
41	NET CONSOLIDATED INCOME (**)	126,175	8,461

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **2** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(234,608)**	**(189,072)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	876,348	959,641
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**641,740**	**770,569**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	298,742	(322,928)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**940,482**	**447,641**
6	CASH FLOW FROM EXTERNAL FINANCING	(1,709,429)	(155,150)
7	CASH FLOW FROM INTERNAL FINANCING	(37,192)	407,372
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(1,746,621)**	**252,222**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(153,179)**	**(643,704)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(959,318)	56,159
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,299,612	354,556
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	340,294	410,715

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**876,348**	**959,641**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	580,921	625,041
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	95,760	80,774
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	199,667	253,826
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**298,742**	**(322,928)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	13,685	145,245
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	343,705	(179,164)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	60,747	(60,446)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(34,632)	(9,961)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(84,763)	(218,602)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(1,709,429)**	**(155,150)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	139,920	702,400
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	24,829	1,072,419
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	120,683	3,471
27	(-) BANK FINANCING AMORTIZATION	(1,344,004)	(1,614,536)
28	(-) STOCK MARKET AMORTIZATION	(647,478)	(299,850)
29	(-) OTHER FINANCING AMORTIZATION	(3,379)	(19,054)
7	**CASH FLOW FROM INTERNAL FINANCING**	**(37,192)**	**407,372**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(37,192)	407,372
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(153,179)**	**(643,704)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	81	(415,681)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(101,550)	(199,974)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(51,710)	(28,049)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **2** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(4.18)	%	(2.46)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	1.40	%	(0.09)	%
3	NET INCOME TO TOTAL ASSETS (**)	0.46	%	0.03	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(109.22)	%	(276.15)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.45	times	0.50	times
7	NET SALES TO FIXED ASSETS (**)	0.65	times	0.74	times
8	INVENTORIES ROTATION (**)	4.79	times	4.48	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	40	days	37	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	10.92	%	9.70	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	61.67	%	61.31	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.61	times	1.58	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	66.38	%	66.21	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	47.34	%	58.14	%
15	OPERATING INCOME TO INTEREST PAID	0.06	times	1.18	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.73	times	0.82	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.88	times	1.48	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.43	times	0.77	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.27	times	0.30	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	6.54	%	10.44	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	11.43	%	10.01	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	5.32	%	(4.20)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.22	times	0.54	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	97.87	%	(61.51)	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	2.13	%	161.51	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	66.29	%	31.07	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **2** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.50	$	(0.04)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00	$	0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00	$	0.00
4	CONTINUOUS OPERATING PROFIT PER COM UN SHARE(**)	$	0.50	$	(0.04)
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
8	CARRYING VALUE PER SHARE	$	35.56	$	41.81
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00	$	0.00
10	DIVIDEND IN SHARES PER SHARE		0.00 shares		0.00 shares
11	MARKET PRICE TO CARRYING VALUE		0.16 times		0.40 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		11.23 times		(435.81) times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00 times		0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE**HYLSAMX** QUARTER: **2** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

s61: ESTE RENGLON SE INTEGRA COMO SIGUE:

CREDITOS BURSATILES	$ 2,993,161
OBLIGACIONES	825,836
TOTAL	$ 3,818,997

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN CAP CONT. DE SUBSSIDIARIAS	$ (3,288,709)
IMPUESTO DIFERIDO EN CAPITAL	73,023
EXCESO/INSUFICIENCIA EN ACT. DE CAP. CONTABLE	832,783
TOTAL	$ (2,382,903)

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

July 25, 2001

2ND QUARTER 2001 EARNINGS RELEASE

The information hereby is presented in constant pesos (Ps) as of June 30, 2001, or in metric tons. Some figures are translated into dollars (US$) at the average exchange rate of each month.

HIGHLIGHTS

* Total shipments in 2Q01 were 574,500 tons, 7% higher than the 537,700 tons sold during the previous quarter, but 21% below the 723,000 tons shipped in 2Q00. The improvement versus 1Q01 came in both domestic and export markets, across all product categories. The decrease against 2Q00 is related to the economic slowdown in Mexico and the USA and to a deterioration in international steel prices which affected mainly exports.

* Export shipments in 2Q01 were 88,400 tons, up 33% from the 66,700 tons in the previous quarter, but 40% below the 147,500 tons in 2Q00. The export ratio in 2Q01 was 15.4% as compared to the 12.4% and the 20.4% observed in 1Q01 and 2Q00, respectively.

* Revenue per ton in dollars in 2Q01 was US$ 537, US$ 10/ton above the previous quarter and also US$ 13/ton higher than 2Q00. The increase is partly due to a slight improvement in steel prices; however, the bulk is attributable to a better sales mix, including more value-added products.

* Cost of goods sold on a per ton basis dropped US$ 5/ton from the previous quarter, but is US$ 60/ton above that registered in 2Q00.

* Cash generation, measured as EBITDA, grew 21%, from US$ 30 million in 1Q01 to US$ 37 million in 2Q01. The comparison against the US$ 81 million recorded in the same quarter of 2000 shows a 55% decrease. In 2Q01 the EBITDA per ton was US$ 64, up US$ 8/ton from 1Q01, but US$ 49/ton less when compared to 2Q00.

* Debt, net of cash, amounted to US$ 1,365 million in June, equivalent to a US$ 8 million reduction versus the US$ 1,373 million posted as of March 2001, but US$ 6 million above the US$ 1,359 million recorded as of June 2000.

OVERVIEW

Hylsamex experienced a modest improvement in operating performance and cash generation. EBITDA in 2Q01 reached US$ 37 million, 21% higher than the US$ 30 million obtained in the previous quarter but 55% below the US$ 81 million achieved in 2Q00. The Company benefited from better steel prices and volume. As a result of the positive operating income level in the quarter, Hylsamex was able to generate incremental operating cash flow with respect to 1Q01.

Concerning operations, volume sold reacted positively in 2Q01, reaching 575K tons or 37K tons above the 538K obtained in the previous quarter. The volume

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

gain was achieved in spite of the Easter holidays, and occurred not only in the flat and long products sold domestically, but also in export sales. The pickup in the domestic market covered most of the steel consuming sectors such as construction, automotive and white goods. There are some comments to be made about the better volume. First of all, 1Q01 shipment level was very low, affected by fundamentals and seasonality. Moreover, some of the growth in 2Q01 results from a modest retrenchment of imports due to anti-dumping filing threats issued by some participants in the Mexican market and to an increase in exports.

Nonetheless, pricing and the intertwined phenomenon of import penetration remain key issues to be resolved with respect to the domestic market. The Company increased its quarter-to-quarter volume in spite of losing market share to imports in the distributors' sector. The implementation of a small price increase in this sector was met with resistance with participants relying even more on dumped foreign product. The steel manufacturers in Mexico are engaged in negotiations with the Federal Government authorities to implement measures, similar to those being implemented in other countries, that will restrict the flow of unfairly traded product that is entering Mexico. A final resolution is expected soon.

On the financial side, Hylsamex generated internal flows, including savings arising from working capital, to meet interest payments and debt maturities, keeping its level of cash reserves at US$ 37 million as of the end of June –US$ 41 million at the end of March. Hylsa did not draw down the US$ 40 million backstop facility provided by Alfa, which remains fully available to support this subsidiary's cash needs.

Hylsamex negotiated waivers for 1Q01 performance concerning certain financial ratios in several of its bank loan agreements; only a waiver related to a US$ 3.7 million bank loan is still under consideration by a financial institution. The Company also failed to comply with financial ratio covenants in 2Q01, and is currently negotiating the necessary waivers.

STEEL MARKET

Total shipments for 2Q01 were 574,500 tons, representing an increase of 7% when compared to the 537,700 tons in 1Q01, but still 21% below the 723,000 tons shipped during the same period of 2000.

The increase versus the previous quarter relates to small improvements in both, domestic and export markets, involving all product categories. Hylsamex managed to post an increase in shipments despite the Holy Week and the associated seasonal slowdown, which occurred in late April. Flat products showed an increase of 23,700 tons or 7% that consisted mainly of value-added products. Long products shipments were also higher by 7% or 13,100 tons in 2Q01 as a result of higher sales of rebar and wirerod due to the availability of less expensive raw materials such as second grade steel scrap.

The 21% decrease versus the same quarter last year is explained by a reduction in domestic market volumes given the negative economic trends between the two periods, intensified by higher import penetration. Moreover, the decrease in international steel prices observed since the second half of 2000 has

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

prevented the Company from moving additional shipments to foreign markets.

Shipments for the first six months of 2001 were 1.11 million tons, reflecting a 24% decrease from the 1.46 million tons sold during the same period the year before. The decline in economic activity within Mexico and abroad explain the negative year-over-year variation.

DOMESTIC MARKET

Shipments to the Mexican market in 2Q01 totaled 486,100 tons, an increase of 3% versus the 471,000 tons sold in 1Q01, but 16% lower than the 575,500 tons shipped in 2Q00. The gain versus the previous quarter is composed of:

* A 6,100-ton increase in flat products derived from higher sales of value-added products.
* A 9,000-ton increase in long products related to increases in rebar and wirerod shipments.

On the other hand, Hylsamex continued to post a reduction in domestic volumes of 16% versus the second quarter of 2000. The variation includes:

* A 19% or 69,500-ton reduction in flat products, which resulted mainly from decreases in sales of hot rolled band that were partially offset by increases in value-added products.
* A 10% or 19,900-ton decrease in long products sales comprised of rebar (11,100 tons), and semi-finished products (8,800 tons).

EXPORT MARKET

Export shipments in 2Q01 were 88,400 tons, up 33% from the 66,700 tons shipped 1Q01, but 40% lower than the 147,500 tons sold abroad in the comparable quarter last year. The export ratio reached 15.4% in 2Q01 as compared to the 12.4% recorded in the previous quarter and the 20.4% obtained in 2Q00. The share of value-added products in the export mix in 2Q01 was 89%, compared to the 80% and the 75% recorded in 1Q01 and 2Q00, respectively.

All of the Company's different product categories experienced increases versus the previous quarter. The additional 21,700 tons consisted of higher value-added flat products (17,600 tons) and a marginal increase in exports of rebar and some specialty wirerods (4,300 tons).

The 40% reduction in export shipments versus 2Q00 is due to international customers having demanded significant quantities of flat products a year ago, when prevailing international prices made such exports feasible (63,000 tons). Nevertheless, export shipments of long products experienced a slight increase in 2Q01 as compared to 2Q00 (4,000 tons).

As a result of the increased export shipments, the revenue associated increased to US$ 45 million in 2Q01, representing a rise of 12% over the US$ 40 million recorded in the previous quarter, but a decrease of 37% when compared to US$ 72 million obtained in the second quarter of 2000. Although steel prices in international markets continue depressed, Hylsamex has been

able to move additional tonnage of coated and tubular products abroad.

REVENUE

Sales revenue for the second quarter of 2001 amounted to Ps 2,846 million (US$ 308 million), up 3% from the Ps 2,767 million (US$ 283 million) registered during the previous quarter, but 26% lower than the Ps 3,869 million (US$ 379 million) obtained in the same quarter last year. The revenue variation versus the comparable periods follows:

The reduction against the previous quarter is explained by a 4% decrease in revenue per ton (Ps 5,147 in 1Q01 vs Ps 4,955 in 2Q01), which was more than offset by the 7% increase in shipments.
The 26% unfavorable variation versus the same quarter last year is due to a 7% decrease in revenue per ton in pesos (Ps 5,351 in 2Q00 vs Ps 4,955 in 2Q01), coupled with a 21% reduction in shipments.

Dollar revenue per ton, an estimate for steel prices, showed behavior opposite of that in pesos. This figure amounted to US$ 537 in 2Q01, US$ 10/ton higher than the US$ 527 recorded in the previous quarter and also US$ 13/ton above the US$ 524 obtained in the same quarter of 2000. The higher figure is the result of the Company's ability to increase the proportion of value-added products in its sales mix, a strategy that has been followed as a way to compensate for the downturn in international steel prices.

Year-to-date sales revenue amounts to Ps 5,613 million (US$ 592 million), 27% below the Ps 7,695 million (US$ 752 million) recorded in the first six months of 2000. The negative variation is the result of a 4% decrease in revenue per ton in constant pesos (Ps 5,269 in 1H 2000 vs Ps 5,048 in 1H 2001) plus a 24% decrease in shipments. The peso differential in revenue per ton is the result of the constant appreciation exhibited by the Mexican currency between the comparable periods (8.7%), causing an erosion in sales revenue expressed in real terms. In contrast, the dollar revenue per ton experienced a US$ 17/ton increase, from the US$ 515 recorded in the first half of 2000 to US$ 532 in the same period this year.

COST OF GOODS SOLD

Cost of good sold during the second quarter of 2001 amounted to Ps 2,540 million (US$ 275 million), exhibiting a minimal change versus the Ps 2,538 million (US$ 260 million) accounted for in 1Q01, and 18% lower than the Ps 3,094 million (US$ 303 million) recorded in the same quarter last year. The similar cost figure in 2Q01 as in 1Q01 was obtained in spite of the 7% increase in volume sold, and represents a 6% positive shift in the cost per ton figures (Ps 4,720 in 1Q01 vs Ps 4,423 in 2Q01) as a result of positive developments in peso terms in both variable and fixed cost. The 18% decrease in cost versus the same period last year is due to the 21% decrease in shipments partially offset by a 3% increase in cost per ton in pesos (Ps 4,279 in 2Q00 vs Ps 4,423 in 2Q01). The limited increase in the cost per ton figures expressed in pesos, despite the increased cost in some variable inputs and in fixed cost due to the decrease in shipments, is due in part to the appreciation of the local currency and its effect on the dollarized portion of

the cost. Dollar equivalent cost per ton in 2Q01 amounted to US$ 479, decreasing 1% from the US$ 483 obtained in 1Q01, but 14% over the US$ 419 recorded in the second quarter last year.

The 1% or US$ 4/ton decrease in 2Q01 as compared to 1Q01 is due to a decrease in fixed cost per ton. Although variable costs exhibited reductions in peso terms due to the 4.5% appreciation during the quarter, the dollar equivalent figure remained flat. Lower costs of some variable inputs, in particular DRI substitutes such as hot briquetted iron and pig iron, were completely offset by higher realized energy costs. The downward movement in fixed cost per ton resulted from the more efficient spread over a larger sales volume.

The 14% or US$ 60/ton increase versus 2Q00 is the result of a US$ 40/ton rise in variable cost plus US$ 20/ton in fixed costs. The negative shift in variable cost is due to the higher cost of energy, since the cost of other variable inputs experienced a downward movement. The fixed cost per ton increase resulted from its spread over fewer tons, although on an absolute basis, there was a US$ 10 million decrease.

NATURAL GAS (Monterrey Price): The cost of natural gas during 2Q01 –the result of the US$ 4.00/MMBtu fixed price contract offered by PEMEX plus distribution expenses– was US$ 4.17/MMBTu, up 1% from the US$ 4.15/MMBtu registered in the previous quarter and 23% above the US$ 3.40/MMBtu obtained in the same quarter last year.

The natural gas hedge that Hylsamex had in place during 1Q01 yielded additional cost savings that amounted to US$ 1.6 million, which led to a natural gas price equivalent to US$ 3.42/MMBtu during that particular quarter. For this reason, and although the Monterrey Natural Gas Price in 2Q01 was only 1% above 1Q01, the actual cost for the Company increased 22%. The 23% rise in 2Q01 against 2Q00 is explained by the increases that energy has been enduring since early 2000.

ELECTRICITY: The cost of electricity was US¢ 3.53/kWh in 2Q01, showing a decrease of 6% against the US¢ 3.74/kWh registered in 1Q01, but 9% above the US¢ 3.24/kWh obtained in 2Q00. The reduction versus the previous quarter is due to a decrease in the price of certain fossil fuels required by the Mexican Utility (Comisión Federal de Electricidad) in the production of electricity (41% of the rate). The behavior of some production price indices used by CFE to set the rest of the rate remained constant. The 9% increase versus the same quarter last year is due mainly to the surge in fossil fuel prices.

DIRECT REDUCED IRON (equivalent iron units): The cost of DRI for 2Q01 was US$ 159/ton, rising 26% versus the US$ 126/ton obtained during the previous quarter, and also 10% higher than the US$ 144/ton recorded in 2Q00. The increase versus the previous quarter is due to the favorable effect of the natural gas hedge placed in 1Q01 and to the overvaluation of the peso. The 10% increase versus the same quarter last year is due to the higher cost of natural gas.

IMPORTED SCRAP: The cost of the imported scrap in 2Q01 was US$ 119/ton or 3% above the US$ 116/ton registered in the previous quarter, but 13% below the US$ 136/ton posted in 2Q00. The increase versus 1Q01 reflects the greater usage of more expensive inventory layers given a larger production rate. The

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

decrease against the same quarter last year is due to the downward trend in international steel prices between the periods and the lower economic activity in USA.

DOMESTIC SCRAP: The cost of this metallic was US$ 112/ton in 2Q01, exhibiting a flat behavior when compared to the previous quarter and 14% below the US$ 130/ton registered in 2Q00. The price of this metallic input follows the pattern of international scrap.

HBI, PIG IRON AND BILLET: Given the restart of the "2P" DRI plant in mid-June, the Company decreased the utilization of alternate metallics, but continues to obtain them at advantageous prices, as their average cost decreased versus the previous quarter. With the "3M" plant now in use (early July), it is expected that the consumption of these metallics will decrease even more during the third quarter of 2001 and as long as the direct reduction facilities are in operation.

OPERATING EXPENSES

Operating expenses in 2Q01 totaled Ps 252 million (US$ 27 million), 7% higher than the Ps 235 million (US$ 24 million) incurred in the previous quarter but 6% below the Ps 267 million (US$ 26 million) recorded in the same quarter last year. The increase in pesos in SG&A versus 1Q01 mainly resulted from a rise in freight expenses due to a larger volume sold, and to slightly higher administrative expenses. In dollar terms, the effect of the peso appreciation was in part responsible for the increase. On the contrary, the reduction in constant pesos in operating expenses versus 2Q00 is explained by lower freight expenses derived from a diminished level of shipments.

SG&A in the first half of 2001 amounted to Ps 487 million (US$ 51 million), 12% lower than the Ps 556 million (US$ 54 million) registered during the same period of 2000. The decrease is attributable to lower freight expenses given the 24% decrease in shipments.

OPERATING INCOME

The operating income for 2Q01 amounted to Ps 54 million (US$ 6 million), compared to a loss of Ps 5 million (US$ 1 million) obtained in 1Q01 and to the income of Ps 507 million (US$ 50 million) attained in 2Q00. Hylsamex turned operating income positive through the increase in volume sold and the improvement in prices versus the previous quarter. Concerning the comparison against 2Q00, the large decline in operating profits is related to the lower shipments and a higher cost of energy in 2Q01 coupled with the negative effect of the peso overvaluation experienced over the twelve-month period. The operating margin reached 1.8% during 2Q01, higher than the negative 0.2% registered in the previous quarter but below the 13.1% reached in the same quarter of 2000.

The operating income for the first six months of 2001 reached Ps 48 million (US$ 5 million), compared to the Ps 984 million (US$ 96 million) obtained in the comparable period of 2000. The difference in operating income levels is a reflection of the comparison between the most dissimilar semester periods.

During the first half of 2000, the Company enjoyed a period of improving steel prices and strong volumes in which an up-and-coming energy spike, occurring as early as May, went unnoticed as performance is concerned. As for the first six months of 2001, Hylsamex endured significantly lower volumes, persistent appreciation of the peso and got caught in the middle of the energy spike that under a weaker environment was quite noticeable. The operating margin for the first six months of 2001 was 0.9%, compared to the 12.8% reached in the same period of 2000.

OPERATING CASH FLOW

The EBITDA generation for 2Q01 reached US$ 37 million (Ps 336 million), 21% higher than the US$ 30 million (Ps 293 million) attained in the previous quarter but 55% below the US$ 81 million (Ps 830 million) achieved in the same quarter of 2000. The levels of EBITDA generation basically reflect the trends observed in operating income as similar depreciation and amortization charges were booked throughout the comparable quarters. The EBITDA margin for 2Q01 was 11.8%, compared to the 10.6% achieved in the previous quarter and the 21.5% obtained in the same period of 2000.

EBITDA for the first six months of 2001 amounted to US$ 67 million (Ps 629 million), compared to the US$ 157 million (Ps 1,609 million) obtained in the first half of 2000. As in the case of the quarterly comparison, the operating income decline is the culprit for the lower cash generation so far in 2001 as compared to the same period last year. The EBITDA margin for the first half of 2001 reached 11.2% compared to the 20.9% obtained in the same period of 2000.

COMPREHENSIVE FINANCIAL RESULT (CFR)

During the second quarter of 2001, Hylsamex reported a net financial gain of Ps 266 million (US$ 58 million), in contrast to both the Ps 196 million (US$ 47 million) financial cost posted in the previous quarter, and the of Ps 1,114 million (US$ 218 million) net financial cost recorded during the same quarter of 2000. The peso showed a larger appreciation than in the previous quarter explaining the financial gain in 2Q01, and a behavior opposite to that in 2Q00, with a relevant peso depreciation, causing the Company to book a net financial cost. A detailed explanation of the quarterly CFR figures follows:

2Q01 CFR: The peso showed significant strength during the second quarter of 2001, reflecting a 4.52% appreciation, which resulted in large exchange gains. The domestic inflation of 1.01%, the lowest rate recorded since 1972, produced a level of monetary gains that together with the FX gain resulted in a net financial gain.

1Q01 CFR: The 0.83% appreciation that the peso registered during the quarter yielded foreign exchange gains that, coupled with the monetary gains derived from the 1.12% inflation, were insufficient to offset Hylsamex's debt burden, thus resulting in a net financial cost.

2Q00 CFR: The peso showed a 7.81% depreciation, shifting from the 9.23 level to 9.95 as of quarter-end, generating foreign exchange losses. The 1.54% inflation during the period produced insufficient monetary gains to offset the

effect of the devaluation and the cost of debt, thus, booking a large Comprehensive Financial Cost.

NET EARNINGS

Majority net result in 2Q01 resulted in loss of Ps 26 million (US$ 3 million), compared to the losses of Ps 222 million (US$ 25 million) and Ps 381 million (US$ 37 million) obtained in 1Q01 and 2Q00, respectively.

Majority net income for the first six months of 2001 resulted in a net loss of Ps 248 million (US$ 16 million), 21% lower than the net loss of Ps 205 million (US$ 19 million) obtained in the same period of last year. A decline in operating profits (Ps 935 million) was offset by a positive variation in integral financial results triggered by the significant peso appreciation occurring between the comparable periods (Ps 881 million).

CAPITAL EXPENDITURES

Hylsamex spent US$ 6 million (Ps 53 million) of capital expenditures during 2Q01, out of which US$ 4 million were deferred charges related primarily to capitalized mine stripping expenses. The disbursement for the first six months of the year amounts to US$ 12 million (Ps 110 million), out of which US$ 8 million correspond to deferred charges at the mines. The Company has reduced its capital expenditures budget to minimum levels, concentrating on replacement CAPEX and a few minor strategic investments.

DEBT & FINANCIAL STRUCTURE

DEBT OUTSTANDING
Debt, net of cash in 2Q01, amounted to US$ 1,365 million, US$ 8 million lower than the US$ 1,373 million registered in the previous quarter and only US$ 6 million above the US$ 1,359 million recorded in the same quarter of 2000.

The debt reduction versus the previous quarter is explained by:
* An improved EBITDA figure that permitted the Company to fully meet net financial expenses for the quarter and that marginally contributed to other uses;
* A significant reduction in working capital, particularly in inventories, that reduced turnover by 11 days. This reduction permitted Hylsamex to cover tax payments, capital expenditures and severance payments, and the rest was applied to debt repayment.

During the quarter, Hylsamex made long-term debt payments of US$ 21.8 million, out of which US$ 14.9 million correspond to Hylsa. Included in Hylsa's debt amortizations were the remaining US$ 5 million outstanding of Hylsa's Euro-commercial paper program.

FINANCIAL STRUCTURE
Cash reserves as of June 30, 2001 reached US$ 37 million, only US$ 4 million

DIRECTOR REPORT (1)

ANNEX 1 CONSOLIDATED
Final Printing

below the US$ 41 million held as of March 31, 2001. Hylsa, the Company's main subsidiary, had cash reserves of US$ 20 million as of the end of June and did not draw down the US$ 40 million backstop facility provided by Alfa. Nevertheless, Hylsa will draw US$ 14.5 million from the backstop facility to meet the minimum EBITDA test covenant. Besides the US$ 10 million minimum cash level for triggering the utilization of the facility, there is also an EBITDA test requirement which was not met as of the end of June, and can be cured by drawing from the backstop facility an amount equivalent to the shortfall.

LEVERAGE AND FINANCIAL COVERAGE

Borrowed funds to LTM EBITDA reached 7.73 times during 2Q01, higher than the 6.43 times registered in 1Q01 and also above the 4.47 times attained in 2Q00. The deterioration in cash generation entirely explains the increase in the leverage ratio.

LTM EBITDA to interest from borrowed money was 1.16 times in 2Q01, lower than the 1.47 times achieved in the previous quarter and also below the 2.26 times obtained in the same quarter of 2000. Although there has been a reduction in interest expenses due to the decrease in Libor rates, the sizeable reduction in EBITDA levels has reduced the interest coverage ratio.

Hylsamex negotiated waivers for 1Q01 performance concerning certain financial ratios in several of its bank loan agreements that were not met; only a waiver related to a US$ 3.7 million bank loan is still under consideration by a financial institution. The Company also failed to comply with financial ratio covenants in 2Q01, and is currently negotiating the necessary waivers.

EQUITY INCOME FROM ASSOCIATED COMPANIES (SIDOR)

A loss of Ps 74 million (US$ 8 million) was recognized in 2Q01 corresponding to the minority stake in Amazonia (Sidor), compared to a loss of Ps 38 million (US$ 4 million) registered in the 1Q01 and contrasting to the gain of Ps 30 million (US$ 3 million) recorded in 2Q00. The worsening of the Sidor results is due to the halt in production during May due to a labor dispute lasting 21 days that diminished production during the quarter and consequently the level of shipments. Accordingly, volume sold reached only 585,000 tons during 2Q01, a 22% reduction with respect to the 750,900 tons attained in 1Q01, and also a 21% decrease versus the 738,000 tons obtained in the same quarter of 2000. To mitigate the economic effect of the lower sales level in 2Q01, Sidor kept servicing the domestic market, even showing a 10% gain in the Venezuelan market versus the previous quarter, and reduced less profitable exports due to the lack of availability of product related to halt in production. Moreover, the bulk of the export reduction is related to semi-finished products that command a more modest contribution margin.

In relation to operating cash generation, the EBITDA suffered a decline, reaching only US$ 12 million in 2Q01, compared to the US$ 33 million attained in the previous quarter and the US$ 40 million achieved in the same quarter of last year. While the volume decrease severely affected the 2Q01 operating performance, downward steel pricing levels in the domestic and in the export market also reduced the cash generation.

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

OTHER RECENT DEVELOPMENTS

On July 6, 2001, Hylsa honored a contingent bank liability of US$ 13.3 million arising from Hylsa's 5% minority stake in POSVEN, a Hot Briquetted Iron producer located in Venezuela. Hylsa made a US$ 4.0 million cash payment, refinancing the US$ 9.3 million balance until January 31, 2002.

On July 19, 2001, Hylsa unwound a natural gas hedge, and will collect US$ 20 million in August. In early 2001, the Company perceived a trend of lower gas prices and entered into a derivative transaction parallel to the US$ 4.00/MMBTu fixed price contract granted by PEMEX, deciding to pay a variable spot price and receive US$ 4.29/MMBTu from April 2002 to December 2003. The current level of natural gas prices made the US$4.29/MMBTu price significantly "in the money", and the Company decided to unwind it to collect the proceeds. After the unwind, the US$ 4.00/MMBTu gas price remains in place for the requirements of the 4M DRI facility and the peripheral equipment.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2 **CONSOLIDATED**
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **2** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	'WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 HYLSA S.A. DE C.V.	FAB. DE PROD. DE ACERO	2,051,158,856	100.00	1,106,593	9,052,326
2 GALVAK S.A.DE C.V.	FAB. DE LAMINA GALVANIZADA	51,836,578	100.00	260,327	1,033,840
3 PROM. AZTECA MEXICANA S.A. DE C.V.	CEL. OP. ACTIVAS Y PASIVAS CON ACCIONES	27,094,568	100.00	27,095	233,906
4 HYLSA LATIN LLC		12,831,079	0.00	108,373	(1,317,268)
5 GALVANET S.A DE C.V.	COME. PROD LAMINA GALV	4,900	100.00	49	(2,537)
6 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				**1,502,437**	**9,000,267**
ASSOCIATEDS					
1 CONSORCIO SIDERURGIA AMAZONIA	FAB. DE PROD. DE ACERO	1	37.10	2,417,906	1,179,368
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**2,417,906**	**1,179,368**
OTHER PERMANENT INVESTMENTS					**86,058**
TOTAL					**10,265,693**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **2** YEAR: **2001**

HYLSAMEX, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	0	0	0	0	0	0
MACHINERY	8,921,109	1,668,434	7,252,675	25,713,785	15,216,582	17,749,878
TRANSPORT EQUIPMENT	0	0	0	0	0	0
OFFICE EQUIPMENT	0	0	0	0	0	0
COMPUTER EQUIPMENT	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**8,921,109**	**1,668,434**	**7,252,675**	**25,713,785**	**15,216,582**	**17,749,878**
NOT DEPRECIATION ASSETS						
GROUNDS	138,672	0	138,672	898,957	0	1,037,629
CONSTRUCTIONS IN PROCESS	193,453	0	193,453	13,276	0	206,729
OTHER	182,995	0	182,995	0	0	182,995
NOT DEPRECIABLE TOTAL	**515,120**	**0**	**515,120**	**912,233**	**0**	**1,427,353**
TOTAL	**9,436,229**	**1,668,434**	**7,767,795**	**26,626,018**	**15,216,582**	**19,177,231**

NOTES

ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANAMEX	17/10/2001	7.88	0	0	75,447	0	0	0	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA	31/01/2002	9.20	0	0	0	45,450	0	0	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL	05/10/2001	7.36	0	0	136,350	0	0	0	0	0	0	0	0	0	0	0
BANK OF MONTREAL	31/01/2002	7.99	0	0	0	0	0	0	0	0	0	45,450	0	0	0	0
BANK ONE	09/10/2001	6.59	0	0	0	0	0	0	0	0	90,900	0	0	0	0	0
BAYERISCHE VEREINSBANK	10/09/2001	8.88	0	0	0	0	0	0	0	0	245,430	0	0	0	0	0
COMMERCE BANK	31/01/2002	7.25	0	0	0	0	0	0	0	0	18,180	63,630	0	0	0	0
STANDARD CHARTERED	09/10/2001	8.26	0	0	0	0	0	0	0	0	281,790	0	0	0	0	0
WITH WARRANTY																
ABN AMRO	26/03/2004	7.67	0	0	0	0	0	0	0	0	1	15,709	31,815	23,861	0	0
BANAMEX	15/02/2005	8.61	0	0	16,494	24,892	64,431	69,885	47,399	0	0	0	0	0	0	0
BANCO SANTANDER/SERFIN	15/02/2005	9.14	0	0	11,701	11,701	31,223	26,233	21,243	0	0	0	0	0	0	0
BANCOMEXT	14/08/2002	7.16	0	0	0	0	0	86,355	0	0	0	0	0	0	0	0
BANK OF AMERICA	26/03/2004	6.71	0	0	0	0	0	0	0	0	49,564	65,834	132,077	74,276	0	0
BANK OF MONTREAL	25/06/2003	5.52	0	0	0	0	0	0	0	0	3,948	3,948	10,908	0	0	0
BANORTE	15/02/2005	11.98	17,837	22,308	9,125	9,124	16,362	16,362	8,331	0	0	0	0	0	0	0
BARKLAYS	17/12/2004	8.28	0	0	0	0	0	0	0	0	5,083	8,726	18,737	21,104	11,344	0
BBVA-BANCOMER	15/02/2005	8.43	0	0	20,619	31,838	76,101	78,026	47,833	0	6,049	5,970	9,976	4,416	0	0
BHF	25/06/2003	5.52	0	0	0	0	0	0	0	0	1,974	1,974	5,454	0	0	0
BLADEX	25/06/2003	5.52	0	0	0	0	0	0	0	0	3,290	3,290	9,090	0	0	0
BNP	25/06/2003	5.52	0	0	0	0	0	0	0	0	3,948	3,948	10,908	0	0	0
COMMERCE BANK	17/12/2004	7.22	0	0	0	0	0	0	0	0	13,681	30,439	69,730	37,133	8,508	0
CREDIT AGRICOLE INDOSUEZ	26/03/2001	6.76	0	0	0	0	0	0	0	0	3,948	9,558	22,271	8,522	0	0
CREDIT LYONNAIS	26/03/2004	6.96	0	0	0	0	0	0	0	0	3,948	12,364	27,952	12,783	0	0
DEUTSCHE BANK	17/12/2004	8.28	0	0	0	0	0	0	0	0	2,541	4,363	9,368	10,552	5,672	0
DEUTSCHE GEROZENTRALE	25/06/2003	5.52	0	0	0	0	0	0	0	0	1,974	1,974	5,454	0	0	0
DG BANK	25/06/2003	5.52	0	0	0	0	0	0	0	0	3,948	3,948	10,908	0	0	0
EXPORT DEVELOPMENT CORP.	15/03/2003	6.06	0	0	0	0	0	0	0	0	7,387	7,387	13,217	0	0	0

HYLSAMEX, S.A. DE C.V.

QUARTER: 2 YEAR: 2001

ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FIDEICOMISO DE FOMENTO MINER	15/11/2007	7.52	0	0	4,813	4,812	9,624	9,625	9,625	23,260	0	0	0	0	0	0
GENERAL ELECTRIC CAPITAL COR	17/12/2004	7.25	0	0	0	0	0	0	0	0	5,219	14,545	32,636	18,059	2,836	0
HSBC BANK	17/12/2004	8.28	0	0	0	0	0	0	0	0	3,812	6,544	14,053	15,828	8,508	0
HYPO-VEREINSBANK	31/07/2005	6.83	0	0	0	0	0	0	0	0	48,597	38,962	78,560	23,967	11,389	16,811
KREDITANSTALT FUR WIEDERAFBA	31/07/2008	7.67	0	0	0	0	0	0	0	0	47,093	47,093	94,187	94,187	88,341	25,506
MORGAN GUARANTY TRUST	17/12/2004	8.28	0	0	0	0	0	0	0	0	11,710	20,102	43,166	48,620	26,134	0
RHEINLAND-PFALZ	25/06/2003	5.52	0	0	0	0	0	0	0	0	3,948	3,948	10,908	0	0	0
SCHLESWING-HOLSTEIN	25/06/2003	5.52	0	0	0	0	0	0	0	0	1,974	1,974	5,454	0	0	0
STANDARD CHARTERED	15/12/2002	4.13	0	0	0	0	0	0	0	0	4,742	4,742	4,742	0	0	0
SUMITOMO	17/12/2004	8.28	0	0	0	0	0	0	0	0	5,597	9,608	20,631	23,238	12,491	0
THE FUJI BANK AND TRUST CO.	17/12/2004	6.45	0	0	0	0	0	0	0	0	7,820	8,709	22,754	5,151	2,769	0
WEST LB	17/12/2004	7.54	0	0	0	0	0	0	0	0	12,386	32,255	71,397	47,968	12,958	0
OTHER FINANCIAL ENTITIES																
BANAMEX	17/12/2004	12.12	142,857	307,225	46,918	105,081	99,158	71,368	71,389	0	0	0	0	0	0	0
BANCA SERFIN	10/12/2003	14.13	103,571	166,780	0	0	0	0	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL	10/12/2003	14.20	117,857	252,494	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMEXT	03/02/2005	7.34	0	0	0	0	0	0	272,700	0	0	0	0	0	0	0
BANORTE	10/12/2003	12.98	21,429	128,571	38,633	0	0	0	0	0	0	0	0	0	0	0
BARCLAYS BANK PLC	17/12/2004	10.19	0	0	0	0	0	0	0	0	0	7,949	27,635	27,103	27,112	0
BBVA-BANCOMER	17/12/2004	12.09	122,858	191,562	0	25,496	124,059	95,829	95,858	0	0	0	0	0	0	0
CITIBANK	31/01/2002	9.03	0	0	0	172,710	0	0	0	0	0	0	0	0	0	0
COMERICA BANK	24/11/2005	8.01	0	0	10,084	10,084	20,169	20,168	20,168	10,084	0	5,962	20,727	20,328	20,334	0
DEUTSCHE BANK	17/12/2004	10.19	0	0	0	0	0	0	0	0	0	3,975	13,818	13,552	13,556	0
GENERAL ELECTRIC CAPITAL COR	17/12/2004	10.19	0	0	0	0	0	0	0	0	0	1,987	6,909	6,776	6,778	0
HSBC BANK	17/12/2004	10.19	0	0	0	0	0	0	0	0	0	5,962	20,729	20,330	20,334	0
INBURSA	30/05/2002	9.68	70,000	0	0	127,466	0	0	0	0	0	0	0	0	0	0
MORGAN GUARANTY TRUST	17/12/2004	10.21	0	0	0	0	0	0	0	0	0	18,938	72,636	71,368	71,389	0
THE FUJI BANK AND TRUST CO.	17/12/2004	10.03	0	0	0	0	0	0	0	0	0	3,975	6,882	6,616	6,618	0

HYLSAMEX, S.A. DE C.V.

ANNEX 05

CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: 2 YEAR: 2001

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
THE SUMITOMO BANK LTD.	21/01/2003	8.35	0	0	0	0	0	0	0	0	0	3,975	266	0	0	0
TOTAL BANKS			596,409	1,068,940	370,184	568,654	441,127	473,851	594,546	33,344	900,482	529,717	955,955	635,738	357,071	42,317
PRIVATE PLACEMENTS																
UNSECURED DEBT																
BANCA SERFIN	26/05/2004	5.11	0	0	0	0	0	825,836	0	0	0	0	0	0	0	0
JP MORGAN	15/09/2007	9.82	0	0	0	0	0	0	0	0	0	0	0	0	0	2,702,194
USCP	25/03/2003	10.24	0	0	0	0	0	0	0	0	0	163,534	290,967	0	0	0
PAGARE A MEDIANO PLAZO	09/03/2005	8.75	0	0	0	0	0	0	653,364	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			0	0	0	0	0	825,836	653,364	0	0	163,534	290,967	0	0	2,702,194
PROVEEDORES																
OTROS PROVEEDORES	30/06/2002		358,662	0	709,951	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			358,662	0	709,951	0	0	0	0	0	0	0	0	0	0	0
CTAS POR PAGAR	30/06/2002		890,221	0	0	0	2,414	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			890,221	0	0	0	2,414	0	0	0	0	0	0	0	0	0
			1,845,292	1,068,940	1,080,135	568,654	443,541	1,299,687	1,247,910	33,344	900,482	693,251	1,246,922	635,738	357,071	2,744,511

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **2** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	77,592	705,311	0	0	705,311
OTHER	4,323	39,296	0	0	39,296
TOTAL	**81,915**	**744,607**			**744,607**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	123,662	1,124,088	0	0	1,124,088
INVESTMENTS	446	4,054	0	0	4,054
OTHER	51,607	469,108	0	0	469,108
TOTAL	**175,715**	**1,597,250**			**1,597,250**
NET BALANCE	**(93,800)**	**(852,643)**			**(852,643)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**134,072**	**1,218,714**	0	0	**1,218,714**
LIABILITIES POSITION	**1,237,760**	**11,251,238**			**11,251,238**
SHORT TERM LIABILITIES POSITION	356,713	3,242,521	0	0	3,242,521
LONG TERM LIABILITIES POSITION	881,047	8,008,717	0	0	8,008,717
NET BALANCE	**(1,103,688)**	**(10,032,524)**			**(10,032,524)**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **2** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	3,776,510	15,587,130	(11,810,620)	0.01	65,475
FEBRUARY	3,252,464	15,263,122	(12,010,658)	0.00	(7,949)
MARCH	3,042,227	15,230,573	(12,188,346)	0.00	77,223
APRIL	2,772,108	14,834,979	(12,062,871)	0.01	60,849
MAY	2,697,759	14,450,766	(11,753,007)	0.00	26,969
JUNE	2,699,301	14,085,955	(11,387,655)	0.00	31,119
ACTUALIZATION:	0	0	0	0.00	2,066
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	481
TOTAL					**256,233**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **2** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **2** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
ACEREX, S.A. DE C.V.	PROCESAMIENTO Y CORTES DE ACERO	0	0
ACEREX SERVICIOS, S.A. DE C.V	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
C.M.B.J. P.COL., S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUST. MINERALES.	0	0
ACEROS PROSIMA, S.A. DE C.V.	COMPRA-VTA. Y SERV. DE MAQ. P/TODA CLASE DE PROD.	0	0
EXP. ANAHUAC, S.A.DE C.V.	TRANSPORTE FORANEO DE CARGA REGULAR	0	0
FERROPAK, S.A. DE C.V.	MAT'S. METALICOS PARA LA CONST. Y LA INDUSTRIA	0	0
FERROPAK SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
GALVAK, S.A. DE C.V.	FABRICACION DE LAMINA GALVANIZADA	0	0
COMERCIALIZADORA LESA, S.A. D	COMERCIALIZACION DE MINERAL	0	0
HYLSAMEX S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
HYLSA S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
LAS ENCINAS, S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUSTANCIAS MINERALES	0	0
MAT. Y AC. MASA, S.A. DE C.V.	VENTA DE PRODUCTOS DE ACERO	0	0
PEGI, S.A. DE C.V.	GENERACION DE ENERGIA ELECT. Y VAPOR DE PROCESO	0	0
PEÑA SERVICIOS, S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
PROM. AZ. MEX., S.A. DE C.V.	CELEBRAR TODA CLASE DE OPS. PAS. Y ACT. CON ACCS.	0	0
TECNICA IND., S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
TRANS.EXP.AND IMP.CORP.	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0
GALVAMET TRADING INC.	COMERC.PROD.DE ACERO Y LAMINA	0	0
HYLSA LATIN LLC	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACCS.	0	0
GALVANET S.A DE C.V.	COMERCIALIZ MEDIOS ELECTRONICOS	0	0
GALVACER CHILE S.A. DE C.V.	COMERC.PROD.DE ACERO Y LAMINA	0	0

NOTES

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **2** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	9.76
ELECTRODOS	UCAR CARBON MEXICANA				1.03
REFRACTARIOS	REF. MEX.	REFRACTARIOS	RADEX, PREMIER, AP GREEN	SI	1.98
ALEACIONES	CIA. MINERA AUTLAN				2.45
ZINC	PEÑOLES				2.02
RODILLOS	FUMOSA	RODILLOS	ESWAG	SI	1.31
CAL	REGIO CAL				1.48
ARRABIO					2.14
BRIQUETA					4.04

NOTES

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PLANOS			594	3,423,110			
NO PLANOS			363	1,162,420			
OTROS				215,512			
TOTAL				4,801,042			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PLANOS			148	727,774			
NO PLANOS			7	19,809			
OTROS				64,778			
T O T A L				812,361			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000** — 42,438

Number of shares Outstanding at the Date of the NFEA: (Units) — 243,756,094

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 30 OF JUNIO OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2001 — 43,329

Number of shares Outstanding at the Date of the NFEA: (Units) — 243,756,094

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **2000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	243,756,094

STOCK EXCHANGE COI HYLSAMX QUARTER: 2 YEAR: 2000
HYLSAMEX, S.A. DE C.V.

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00	.	0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 30 OF JUNIO OF 2001

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHAI	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF JUNIO OF 2001 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 243,756,094

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		4	243,756,094			243,756,094	2,393,924	
TOTAL			**243,756,094**	**0**	**0**	**243,756,094**	**2,393,924**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
243,756,094
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 7.88
GDS's : 6.25

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **2** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **30** **OF** **JUNE** **OF** **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. GERARDO A. GONZALEZ VILLARREAL
SUB-DIRECTOR DE CONTRALORIA

C.P. SANTOS HERMILO MARTINEZ ESPARZA
GERENTE DE INFORMACION FINANCIERA

SAN NICOLAS DE LOS GARZA, NL, AT JUNE 7 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HYLSAMX FECHA: 7/06/2002 15:42

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: HYLSAMEX, S.A. DE C.V.
DO MICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL
TELEFONO: 01 81 8865 2828
FAX: 01 81 8865 1210 **AUTOMATICO:** X
E-MAIL: webmaster@hylsamex.com.mx
DIRECCION DE INTERNET: www.hylsamex.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: HYL930427BY1
DOMICILIO AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL
TELEFONO: 01 81 8865 1202
FAX: 01 81 8865 1210

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V.
NOMBRE: ING. DIONISIO GARZA MEDINA
DOMICILIO: GOMEZ MORIN 1111
COLONIA: CARRIZALEJO
C. POSTAL: 66200
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8748 1111
FAX: 01 81 8748 2552
E-MAIL: dgarzam@alfa.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL

CLAVE DE COTIZACION: HYLSAMX **FECHA:** 7/06/2002 15:42

TELEFONO:	01 81 8865 1701
FAX:	01 81 8865 2121
E-MAIL:	aelizond@hylsamex.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE INFORMACION FINANCIERA
NOMBRE:	C.P. SANTOS HERMILO MARTINEZ ESPARZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1236
FAX:	01 81 8865 1210
E-MAIL:	shmartinez@hylsamex.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	SUBDIRECTOR JURIDICO
NOMBRE:	LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1318
FAX:	01 81 8865 1310
E-MAIL:	jatrevino@hylsamex.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V.
NOMBRE:	LIC. LEOPOLDO MARROQUIN MORALES
DOMICILIO:	GOMEZ MORIN 1111 SUR

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 7/06/2002 15:42

COLONIA: CARRIZALEJO
C. POSTAL: 66200
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8748 1368
FAX: 01 81 8748 2514
E-MAIL: lmarroqui@alfa.com.mx

PUESTO BMV: PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: NA
NOMBRE: NA NA NA NA
DOMICILIO: NA
COLONIA: NA
C. POSTAL: 00
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: NA
FAX: NA
E-MAIL: NA

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE: C.P. MARGARITA GUTIERREZ SANTOSCOY
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1224
FAX: 01 81 8331 1885
E-MAIL: mgutierrez@hylsamex.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO: SUBDIRECTOR DE CONTRALORIA
NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1202
FAX: 01 81 8865 1210
E-MAIL: ggonzale@hylsamex.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1703
FAX: 01 81 8865 2125
E-MAIL: eortiz@hylsamex.com.mx

STOCK EXCHANGE CODE: QUARTER: YEAR:
HYLSAMEX, S.A. DE C.V.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

s61: ESTE RENGLON SE INTEGRA COMO SIGUE:

CREDITOS BURSATILES	$ 2,993,161
OBLIGACIONES	825,836
TOTAL	$ 3,818,997

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN CAP CONT. DE SUBSSIDIARIAS	$ (3,288,709)
IMPUESTO DIFERIDO EN CAPITAL	73,023
EXCESO/INSUFICIENCIA EN ACT. DE CAP. CONTABLE	832,783
TOTAL	$ (2,382,903)

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 30 DE SEPTIEMBRE DE 2001 Y 2000
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**27,805,543**	**100**	**31,386,908**	**100**
2	**ACTIVO CIRCULANTE**	**4,521,766**	**16**	**6,344,664**	**20**
3	EFECTIVO E INVERSIONES TEMPORALES	504,336	2	1,002,931	3
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	1,368,817	5	1,737,560	6
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	543,145	2	813,268	3
6	INVENTARIOS	2,105,468	8	2,790,905	9
7	OTROS ACTIVOS	0	0	0	0
8	**LARGO PLAZO**	**1,234,077**	**4**	**1,711,336**	**5**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	1,147,047	4	1,626,067	5
11	OTRAS INVERSIONES	87,030	0	85,269	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**19,507,765**	**70**	**20,848,962**	**66**
13	INMUEBLES	1,050,585	4	1,050,245	3
14	MAQUINARIA Y EQUIPO INDUSTRIAL	35,799,822	129	36,589,336	117
15	OTROS EQUIPOS	185,094	1	184,567	1
16	DEPRECIACION ACUMULADA	17,661,510	64	17,534,182	56
17	CONSTRUCCIONES EN PROCESO	133,774	0	558,996	2
18	**ACTIVO DIFERIDO (NETO)**	**2,541,935**	**9**	**2,481,946**	**8**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**17,445,760**	**100**	**19,343,193**	**100**
21	**PASIVO CIRCULANTE**	**5,772,614**	**33**	**4,687,976**	**24**
22	PROVEEDORES	1,057,149	6	997,822	5
23	CREDITOS BANCARIOS	3,398,760	19	2,302,411	12
24	CREDITOS BURSATILES	183,740	1	507,473	3
25	IMPUESTOS POR PAGAR	98,115	1	77,662	0
26	OTROS PASIVOS CIRCULANTES	1,034,850	6	802,608	4
27	**PASIVO A LARGO PLAZO**	**8,959,426**	**51**	**11,592,569**	**60**
28	CREDITOS BANCARIOS	4,277,300	25	6,541,009	34
29	CREDITOS BURSATILES	4,680,884	27	5,044,068	26
30	OTROS CREDITOS	1,242	0	7,492	0
31	**CREDITOS DIFERIDOS**	**924,300**	**5**	**830,863**	**4**
32	**OTROS PASIVOS**	**1,789,420**	**10**	**2,231,785**	**12**
33	**CAPITAL CONTABLE**	**10,359,783**	**100**	**12,043,715**	**100**
34	**PARTICIPACION MINORITARIA**	**1,882,460**	**18**	**2,024,233**	**17**
35	**CAPITAL CONTABLE MAYORITARIO**	**8,477,323**	**82**	**10,019,482**	**83**
36	**CAPITAL CONTRIBUIDO**	**2,806,838**	**27**	**2,806,839**	**23**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	2,393,924	23	121,878	1
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	412,914	4	334,519	3
39	PRIMA EN VENTA DE ACCIONES	0	0	2,350,442	20
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**5,670,485**	**55**	**7,212,643**	**60**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	7,686,260	74	7,735,661	64
43	RESERVA PARA RECOMPRA DE ACCIONES	950,008	9	950,008	8
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(2,299,041)	(22)	(1,682,932)	(14)
45	**RESULTADO NETO DEL EJERCICIO**	(666,742)	(6)	209,906	2

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**504,336**	**100**	**1,002,931**	**100**
46	EFECTIVO	61,201	12	60,232	6
47	INVERSIONES TEMPORALES	443,135	88	942,699	94
18	**CARGOS DIFERIDOS**	**2,541,935**	**100**	**2,481,946**	**100**
48	GASTOS AMORTIZABLES (NETO)	1,692,944	67	1,708,924	69
49	CREDITO MERCANTIL	21,546	1	34,213	1
50	IMPUESTOS DIFERIDOS	549,026	22	382,425	15
51	OTROS	278,419	11	356,384	14
21	**PASIVO CIRCULANTE**	**5,772,614**	**100**	**4,687,976**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	3,427,846	59	2,971,447	63
53	PASIVOS EN MONEDA NACIONAL	2,344,768	41	1,716,529	37
24	**CREDITOS BURSATILES CORTO PLAZO**	**183,740**	**100**	**507,473**	**100**
54	PAPEL COMERCIAL	183,740	100	507,473	100
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**1,034,850**	**100**	**802,608**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	67,082	6	113,815	14
58	OTROS PASIVOS CIRCULANTES SIN COSTO	967,768	94	688,793	86
27	**PASIVO A LARGO PLAZO**	**8,959,426**	**100**	**11,592,569**	**100**
59	PASIVO EN MONEDA EXTRANJERA	8,034,445	90	9,802,776	85
60	PASIVO EN MONEDA NACIONAL	924,981	10	1,789,793	15
29	**CREDITOS BURSATILES LARGO PLAZO**	**4,680,884**	**100**	**5,044,068**	**100**
61	OBLIGACIONES	4,022,206	86	4,384,201	87
62	PAGARE DE MEDIANO PLAZO	658,678	14	659,867	13
30	**OTROS CREDITOS**	**1,242**	**100**	**7,492**	**100**
63	OTROS CREDITOS CON COSTO	1,242	100	7,492	100
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**924,300**	**100**	**830,863**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	0	0	0	0
67	OTROS	924,300	100	830,863	100
32	**OTROS PASIVOS**	**1,789,420**	**100**	**2,231,785**	**100**
68	RESERVAS	1,789,420	100	2,231,785	100
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(2,299,041)**	**100**	**(1,682,932)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(2,299,041)	(100)	(1,682,932)	(100)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	(1,250,848)	1,656,688
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	924,300	830,863
74	NUMERO DE FUNCIONARIOS (*)	205	218
75	NUMERO DE EMPLEADOS (*)	2,615	2,794
76	NUMERO DE OBREROS (*)	4,309	4,556
77	NUMERO DE ACCIONES EN CIRCULACION (*)	243,756,094	243,756,094
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2001 Y 2000
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**8,618,899**	**100**	**11,431,450**	**100**
2	COSTO DE VENTAS	7,580,794	88	9,343,120	82
3	**RESULTADO BRUTO**	**1,038,105**	**12**	**2,088,330**	**18**
4	GASTOS DE OPERACION	765,283	9	845,768	7
5	**RESULTADO DE OPERACION**	**272,822**	**3**	**1,242,562**	**11**
6	COSTO INTEGRAL DE FINANCIAMIENTO	619,493	7	390,930	3
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**(346,671)**	**(4)**	**851,632**	**7**
8	OTRAS OPERACIONES FINANCIERAS	230,706	3	8,440	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**(577,377)**	**(7)**	**843,192**	**7**
10	PROVISION PARA IMPUESTOS Y P.T.U.	(126,838)	(1)	320,671	3
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(450,539)**	**(5)**	**522,521**	**5**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	(206,641)	(2)	(289,735)	(3)
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**(657,180)**	**(8)**	**232,786**	**2**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**(657,180)**	**(8)**	**232,786**	**2**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**(657,180)**	**(8)**	**232,786**	**2**
19	PARTICIPACION MINORITARIA	9,562		22,880	0
20	**RESULTADO NETO MAYORITARIO**	**(666,742)**	**(8)**	**209,906**	**2**

Hylsa

Solicitud de Pago

Sol.	Comp.	Fecha
		JUN.07.2002

v2.0 N$

Empresa	Nombre del Departamento	Tipo de pago
090	Subdirección de Recursos Humanos	[x] Definitivo
	A favor de :	
	SEGUROS GENESIS, S.A.	[ ] Provisional

Domicilio

EDIF. TORRE ESMERALDA - BLVD. MANUEL AVILA CAMACHO NO. 40-8 PSIO COL. LOMAS DE CHAPULTEPEC

Población	Clave de Flujo
MEXICO, D.F. C.P. 11000 - TELEFONO (5) 540-8585	

Forma de pago

[ ] Efectivo [ ] Cheque [ ] Devolver [x] Situación de fondos

Nombre del Banco	Ciudad	Cta. Bancaria	A.B.A.
BANCOMER, S.A.	México, D.F. Suc. 018 PZA 001	1115571-0	

C. Costos	Cuenta	Valor	C. Fiscal	Concepto
	012310	60,994.18		Seguro de Grupo Vida TISA Unid. Central (Empleados)
				Recibo No. 3405379, Póliza No. G0306555
	Cantidad	60,994.18		

Cantidad con Letra

(SETECIENTOS CUARENTA Y CUATRO MIL SEISCIENTOS SESENTA Y SIETE PEOS 92/100 M.N.)

Observaciones:

Solicita	Autoriza	Control	Recibí
Sr. Marcelino S. Ortiz	Ing. Ernesto Lozano Torres		

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**8,618,899**	**100**	**11,431,450**	**100**
21	NACIONALES	7,357,621	85	9,518,596	83
22	EXTRANJERAS	1,261,278	15	1,912,854	17
23	CONVERSION EN DOLARES (***)	126,832	1	187,009	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**619,493**	**100**	**390,930**	**100**
24	INTERESES PAGADOS	1,137,156	184	1,262,038	323
25	PERDIDA EN CAMBIOS	(12,917)	(2)	(45,459)	(12)
26	INTERESES GANADOS	82,542	13	119,542	31
27	GANANCIA EN CAMBIOS	21,195	3	(20,143)	(5)
28	RESULTADO POR POSICION MONETARIA	(401,009)	(65)	(726,250)	(186)
8	**OTRAS OPERACIONES FINANCIERAS**	**230,706**	**100**	**8,440**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	230,706	100	8,440	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**(126,838)**	**100**	**320,671**	**100**
32	I.S.R.	(129,689)	(102)	300,630	94
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	2,851	2	20,041	6
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2001**

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	8,618,900	13,348,860
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	11,875,108	15,667,653
39	RESULTADO DE OPERACION (**)	344,432	1,698,535
40	RESULTADO NETO MAYORITARIO (**)	(611,806)	125,742
41	RESULTADO NETO (**)	(618,057)	139,285

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2001 Y 2000
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**(657,180)**	**232,786**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	1,155,396	1,544,012
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**498,216**	**1,776,798**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	685,592	(376,155)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**1,183,808**	**1,400,643**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(1,765,147)	(398,324)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	0	387,645
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(1,765,147)**	**(10,679)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(230,532)**	**(746,117)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(811,871)	643,847
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	1,316,207	359,084
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	504,336	1,002,931

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**1,155,396**	**1,544,012**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	872,287	948,971
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	130,294	126,869
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	152,815	468,172
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**685,592**	**(376,155)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(31,203)	302,317
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	548,457	(253,353)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(60,710)	(56,393)
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(60,182)	(16,151)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	289,230	(352,575)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(1,765,147)**	**(398,324)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	240,811	1,709,786
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	25,146	1,086,113
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	122,264	24,440
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(1,415,847)	(2,569,133)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	(524,451)	(628,115)
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(213,070)	(21,415)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**0**	**387,645**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	387,645
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(230,532)**	**(746,117)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	82	(424,708)
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(155,751)	(337,679)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(74,863)	16,270

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2001**

HYLSAMEX, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	(7.62)	%	2.04	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	(7.22)	%	1.25	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	(2.22)	%	0.44	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(61.02)	%	311.98	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.43	veces	0.50	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	0.61	veces	0.75	veces
8	ROTACION DE INVENTARIOS (**)	0.42	veces	4.59	veces
9	DIAS DE VENTAS POR COBRAR	37	días	36	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	0.78	%	9.99	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	62.74	%	61.63	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.68	veces	1.61	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	65.70	%	66.04	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	45.93	%	55.60	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	0.24	veces	0.98	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	0.68	veces	0.81	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	0.78	veces	1.35	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.42	veces	0.76	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.26	veces	0.33	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	8.74	%	21.39	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	5.78	%	15.54	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	7.95	%	(3.29)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	1.04	veces	1.11	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	100.00	%	3,729.97	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	0.00	%	(3,629.97)	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	67.56	%	45.26	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2001**

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ (2.89)	$ .52
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00	$ .00
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00	$ .00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ (2.89)	$ .52
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00	$ .00
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00	$ .00
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00	$ .00
8	VALOR EN LIBROS POR ACCION	$ 34.78	$ 41.10
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00	$ .00
10	DIVIDENDO EN ACCIONES POR ACCION	.00 acciones	.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	.11 veces	.70 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	(1.31)veces	55.45 veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00 veces	.00 veces

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

s61: ESTE RENGLON SE INTEGRA COMO SIGUE:

CREDITOS BURSATILES	$ 3,787,762
OBLIGACIONES	893,123

TOTAL	$ 4,680,885

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN CAPITAL CONTABLE DE SUBS.	$ (3,218,618)
IMPUESTO DIFERIDO EN CAPITAL	76,280
EXCESO/INSUFICIENCIA EN ACT. DE CAP. CONT.	843,297

TOTAL	$ (2,299,041)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

INFORME DEL DIRECTOR GENERAL (1)
(Discusión y Análisis del Director General de la Condición Financiera y Resultados de la operación de la Empresa)

ANEXO 1

CONSOLIDADO
Impresión Final

RESULTADOS AL 3ER TRIMESTRE DE 2001

La información contenida en este reporte se presenta en pesos constantes (Ps) con poder adquisitivo del 30 de septiembre de 2001 y en toneladas métricas. Algunas cifras se convirtieron a dólares (US$) utilizando el tipo de cambio promedio de cada mes.

HECHOS SOBRESALIENTES

* El volumen de ventas en 3T01 totalizó 615,600 toneladas, 7% más que en el trimestre anterior, pero disminuyó 7% con respecto al mismo trimestre del año anterior.

* Las ventas al mercado doméstico crecieron 7% con relación al trimestre anterior como resultado de mayores embarques de productos planos, tanto en productos commodity como de valor agregado.

* El ingreso por tonelada en dólares disminuyó US$ 24/ton, de US$ 537 en 2T01 a US$ 513 en este trimestre. La reducción se debió a menores precios en el mercado, ya que Hylsamex mantuvo la proporción de productos de valor agregado en su mezcla de ventas.

*El costo de ventas por tonelada bajó US$ 21 comparado con 2T01. La disminución de los precios de energéticos y el incremento en producción de fierro esponja permitieron una variación favorable de US$ 17 en el costo variable. El costo fijo también disminuyó por mejor prorrateo dado el incremento en los embarques.

*El flujo de operación en el trimestre fue de US$ 55 millones; el incremento de 50% sobre el nivel de 2T01 se debió a la partida extraordinaria resultante de la venta de una cobertura de gas natural.

*La deuda neta de caja disminuyó US$ 48 millones del nivel de junio de este año. Al 30 de septiembre de 2001, Hylsamex y sus Subsidiarias cumplieron con todas sus obligaciones financieras, con excepción de una razón de cobertura de intereses incluida en un crédito por US$ 3.0 millones y de unas razones de apalancamiento y cobertura de interés en otro crédito por US$ 2.3 millones.

RESUMEN

Hylsamex generó un EBITDA de US$ 55 millones durante 3T01. En adición a la generación de flujo de operación durante el trimestre, la Compañía cobró US$ 20 millones en agosto después de deshacer una cobertura de gas natural para el período abril 2002-diciembre 2003. Las ganancias se aplicaron como una partida extraordinaria de reducción de costos. Por lo tanto, los estados financieros de Hylsamex muestran un EBITDA de US$ 55 millones para el tercer trimestre de este año.

La erosión en los precios del acero impactó el ingreso de Hylsamex en 3T01 a pesar de cambios favorables en la estructura de costos y de un incremento en el volumen de ventas. La desaceleración de la economía de Estados Unidos ha tenido un efecto negativo en la economía mexicana y en el consumo de acero, principalmente en el de productos largos. El cambio de la tendencia negativa

de los precios internacionales del acero aún no se ha materializado debido a la incertidumbre prevaleciente en el mundo. En comparación a 3T00, el ingreso de Hylsamex, en pesos, cayó 19% mientras que el volumen de ventas decreció 7%. Con relación al trimestre previo, la Compañía mejoró el ingreso en 2% al mismo tiempo que los embarques crecieron 7%. En trimestres anteriores, las iniciativas tomadas por la administración de Hylsamex para incrementar la proporción de productos de valor agregado en la mezcla de ventas resultaron efectivas. Dadas las condiciones económicas actuales, los productos de valor agregado en este trimestre no fueron suficientes para contrarrestar la caída real de precios; mientras que el volumen de ventas se incrementó en 7%, el ingreso por tonelada bajó 4%.

La mayoría de las unidades operativas de Hylsamex incrementaron su nivel de producción y de ventas durante 3T01. Como resultado, los embarques crecieron contra el trimestre anterior pero están todavía por debajo del nivel de 3T00. Hay que recordar que debido a la baja demanda de acero, Hylsamex paró la producción en el Molino #1 de la División Aceros Planos en diciembre de 2000 para controlar los costos de producción. Esta planta estuvo operando al 40% de su capacidad instalada en 3T00, contribuyendo aproximadamente 90,000 toneladas por trimestre.

La administración de Hylsamex continúa revisando las operaciones para buscar alternativas de mejora en la estructura de costos. En julio se tomó la decisión de empezar a producir en las plantas de reducción directa para mejorar el capital de trabajo y prorratear los costos fijos asociados. Esta iniciativa resultó efectiva al disminuir los costos de inventarios y permitió obtener beneficios de la disminución en los precios de gas natural. Como consecuencia, el costo por tonelada promedio bajó 4% de 2T01 a 3T01. Con los precios del gas en Monterrey a US$ 2.83/MMBtu, y de acuerdo a las necesidades de producción actuales, la administración decidió continuar operando dos plantas de reducción en Monterrey –que alimentan a la planta de colada continua (Molino #2)– y la planta de fierro esponja en Puebla.

El balance de efectivo de Hylsamex a septiembre 30, 2001 terminó con US$ 53 millones –US$ 18 millones en la subsidiaria Hylsa. El balance final de la línea garantizada otorgada por Alfa, destinada a mejorar la liquidez de Hylsa, fue de US$ 19.5 millones al final del trimestre. Cierta obligación financiera de EBITDA en Hylsa no se cumplió en el primer semestre de este año y durante julio se retiraron US$ 14.5 millones. Aparte, también se retiraron US$ 6 millones en septiembre. Hylsa cumplió con su obligación de generación de EBITDA para el período enero-septiembre de 2001.

Hylsamex ha realizado, a tiempo y en su totalidad, todos los pagos de interés y principal.

MERCADO DEL ACERO

El volumen de ventas total creció 7%, de 574,500 toneladas en 2T01 a 615,600 toneladas en 3T01. La comparación contra 3T00 mostró una disminución en volumen de 7%, reflejando la desaceleración económica en México y como resultado, el nivel de producción más bajo de Hylsamex. Embarques adicionales de productos planos del Molino #2 de la División Aceros Planos al mercado doméstico permitieron el incremento contra 2T01. Esta planta registró récord en su nivel de producción durante julio y agosto.

De acuerdo a datos de CANACERO preliminares para el trimestre, la producción nacional de acero plano y no plano -de productos relevantes para Hylsamex- ha crecido en lo que va del año pero sigue por debajo del nivel prevaleciente el año anterior. Como porcentaje del consumo nacional aparente, el crecimiento en la producción permitió que Hylsamex incrementara sus embarques en 15% desde 1T01. El comportamiento del mercado de productos no planos ha sido diferente, ya que tanto el consumo como la producción han disminuido desde enero de este año, reflejando la baja actividad económica en México, particularmente en el sector de construcción. Según la información acerca de productos planos importados al país, se ha visto una caída en participación de mercado relativa a principios de 2001. Aún más, se puede apreciar una clara tendencia a la baja, que podría disminuir aún más por el reciente incremento en tarifas de importación.

Siguiendo una petición de CANACERO a principios del año, el 5 de septiembre la Secretaría de Economía anunció el incremento en tarifas arancelarias de ciertos productos de acero provenientes de países con los cuales México no tiene tratados de libre comercio. Las tarifas de importación, que se habían establecido en 13% –18% para productos de acero recubierto–, se incrementaron a 25%. El nuevo nivel de aranceles estará vigente por un año, efectivo el día siguiente de su publicación, y está diseñado para mejorar el ambiente de precios y demanda de acero de los productores nacionales en el corto plazo. De acuerdo con el backlog en producción de Hylsamex, la administración estima que cualquier impacto en volúmenes y precios de la compañía será evidente durante el cuarto trimestre de este año.

MERCADO DOMÉSTICO

Hylsamex registró un crecimiento de 7% en los embarques al mercado mexicano en comparación al trimestre anterior, que se puede atribuir a lo siguiente:
Mayores ventas de productos de acero plano básico a distribuidores, perfileros y en menor medida a la industria automotriz.

Mayores embarques de productos planos de valor agregado a distribuidores.
Un ligero incremento en ventas de alambrón a las industrias de construcción y autopartes.

Con relación al mismo trimestre del año anterior, los embarques bajaron 8% como resultado de la disminución en demanda y del paro de producción en el Molino #1 de Aceros Planos, que durante 3T00 estaba operando al 40% de su capacidad instalada. Actualmente esta planta no está operando.

Durante los primeros nueve meses de 2001, Hylsamex bajó sus embarques domésticos en 16% en comparación al mismo período de 2000; ambas líneas de productos, planos y largos, registraron decrementos sustanciales. Como en la comparación trimestral, la disminución en el consumo doméstico, el nivel de producción diferente y la subida de importaciones, particularmente en el primer semestre de este año, explican la variación negativa.

MERCADO DE EXPORTACIÓN

Las exportaciones en 3T01 crecieron 7% sobre el nivel registrado el trimestre

anterior, pero bajaron 3% con relación a 3T00. Como en el caso de la comparación de volumen doméstico, el incremento contra 2T01 se registró en productos planos. Las ventas adicionales de productos planos consistieron principalmente en lámina rolada en caliente sin decapar, y en menor medida, a productos de valor agregado tales como lámina rolada en frío, lámina ultra delgada y acero recubierto. La proporción de valor agregado en la mezcla de exportaciones bajó de 89% el trimestre anterior a 87% en 3T01. El cambio en la mezcla se atribuyó a más embarques de productos tipo commodity. La caída en ventas de exportación contra 3T00 se debió al deterioro en los precios internacionales del acero.

Durante el período enero-septiembre de 2001, Hylsamex vendió 249,900 toneladas en los mercados internacionales, 33% menos que el volumen registrado en el mismo período de 2000. Tanto la disminución en precios del acero como el deterioro de las condiciones en los mercados exteriores explican el cambio desfavorable.

INGRESO

El ingreso de Hylsamex durante 3T01 fue de Ps 2,934 millones (US$ 316 millones), 2% mayor que el ingreso de Ps 2,881 millones (US$ 308 millones) obtenido en 2T01, pero 19% inferior al de Ps 3,638 millones (US$ 361 millones) registrado en 3T00. El incremento contra el trimestre anterior resultó de un aumento de 7% en el volumen de ventas parcialmente cancelado por 5% de disminución en el ingreso por tonelada (Ps 5,018 en 2T01 vs Ps 4,765 en 3T01). La reducción contra el mismo trimestre de hace un año se explica por una caída de 7% en el volumen de ventas más 13% en el ingreso por tonelada (Ps 5,483 en 3T00 vs Ps 4,765 en 3T01).

Consistente con la tendencia de los precios internacionales de acero, Hylsamex registró una disminución de 4% en el ingreso por tonelada en dólares, de US$ 537/ton en 2T01 a US$ 513/ton en 3T01. La mayor parte de este decremento se relaciona con menores precios de mercado de todos sus productos a pesar de una ligera mejoría en la mezcla de ventas; la proporción de valor agregado subió de 62% en el trimestre anterior a 63% en 3T01. La estrategia de Hylsamex de neutralizar las disminuciones en los precios con una mejor mezcla no fue suficiente este trimestre como para contrarrestar la caída en precios. Aún cuando la mezcla de ventas fue similar a 3T00, el ingreso por tonelada disminuyó US$ 31/ton en 3T01. Los siguientes gráficos muestran el impacto del volumen, precios y mezcla de ventas en el ingreso del trimestre contra los trimestres en comparación.

El ingreso acumulado a septiembre de 2001 fue de Ps 8,619 millones (US$ 907 millones), 25% menor que el de Ps 11,431 millones (US$ 1,113 millones) registrado durante los primeros nueve meses de 2000. La disminución se debió a reducciones de 7% en los precios en pesos (de Ps 5,382 en 9M00 a Ps 4,988 en 9M01) y de 19% en los embarques. Por el contrario, la disminución de 18% en el ingreso acumulado en dólares se debió a la caída en el volumen de ventas, dado que las cifras por tonelada permanecieron constantes, a pesar de las diferencias entre los trimestres particulares (US$ 524/ton en 9M00 vs US$ 525/ton en 9M01).

COSTO DE VENTAS

El costo de ventas en 3T01 totalizó Ps 2,438 millones (US$ 262 millones), registrando una disminución de 5% del costo de Ps 2,571 millones (US$ 275 millones) obtenido en el trimestre anterior. En la cifra de este trimestre se incluyeron los US$ 20 millones cobrados en agosto procedentes de la cancelación del contrato de cobertura de gas natural para el período abril 2002 - diciembre 2003. Sin tomar en cuenta esta reducción extraordinaria, el costo de ventas en pesos hubiese sido sólo 2% superior al de 2T01 y, en comparación al incremento en volumen de 7%, muestra una tendencia favorable. Más relevante es la disminución de 21% en costo contra 3T00 que, sin la partida extraordinaria, sería de 15%, mientas que la caída en volumen fue de sólo 7%.

El costo en dólares representa una comparación más apropiada. Sobre una base por tonelada, en 3T01 esta partida disminuyó 11% o US$ 53/tonelada contra 2T01, y US$ 39/tonelada contra 3T00.

La disminución contra 2T01 se conformó de la siguiente manera:
* US$ 17/ton en costo variable como resultado de disminuciones en los precios de insumos clave.
* US$ 4/tonelada en costos fijos debido a un prorrateo más eficiente sobre un volumen de ventas mayor.
* US$ 32/tonelada de contribución de la partida extraordinaria de reducción de costo.

La variación favorable de US$ 39/tonelada contra 3T00 fue resultado de una disminución de US$ 6/ton en costos variables y de US$ 32/ton de aportación de la partida extraordinaria. Aunque por tonelada no se apreció alguna reducción en los costos fijos, sobre una base absoluta disminuyeron US$ 7 millones debido a ahorros en costos de mantenimiento en el Molino #1 de la División Aceros Planos.

A continuación se detalla el comportamiento de los principales insumos variables.

GAS NATURAL: Los precios del gas natural han bajado a niveles más aceptables como resultado de una mejor relación oferta/demanda en Estados Unidos, que se ha traducido en mayores inventarios de gas en el mercado. El precio de gas natural en Monterrey en 3T01 disminuyó 39% desde 2T01, alcanzando los niveles de principios de 2000. El precio de US$ 3.07/MMBtu que Hylsamex pagó en el trimestre se compuso de dos factores:
* El precio fijo del contrato establecido con PEMEX para abastecer la planta de reducción "4M" en Monterrey y los equipos periféricos. Este contrato fija el precio del gas en US$ 4.0/MMBtu, aunque con mecanismos de cobertura en el trimestre, el precio se cambió a spot + US¢ 41, representando US$ 3.2 millones en ahorros en costos.
* El precio spot pagado en las plantas de reducción directa no incluidas en el contrato con PEMEX.

ELECTRICIDAD: Siguiendo la tendencia de precios de los hidrocarburos que se utilizan para producir electricidad, el precio de US¢ 3.37/Kwh en 3T01 disminuyó 5% con respecto al del trimestre anterior.

FIERRO ESPONJA (unidades de hierro equivalentes): El costo del FE durante 3T01 disminuyó 13% desde el trimestre anterior, y también 10% contra el precio de

3T00. El nivel de precio de 3T01 es el más bajo desde el primer trimestre de 2000. El contenido total de fierro esponja en la carga metálica en 3T01 creció de 30.6% en 2T01 a 58.4%. El incremento es resultado de mayor disponibilidad de este metálico y como resultado, de menor utilización de insumos alternos.

CHATARRA: El costo de la chatarra importada sigue la misma tendencia de los precios del acero. De acuerdo a la publicación de la American Metal Market del 27 de septiembre de 2001, el precio de la chatarra Heavy Metling grado #1, utilizado como referencia, es el más bajo en la última década. El contenido de chatarra —importada, doméstica y generación interna— en la carga metálica bajó de 51.8% en 2T01 a 39.8% en 3T01.

GASTOS DE OPERACIÓN

Los gastos de operación en 3T01 totalizaron Ps 272 millones (US$ 29 millones), 6% por encima del nivel de Ps 256 millones (US$ 27 millones) registrado el trimestre previo. El incremento se debió, en gran medida, al incremento salarial de 5% otorgado al personal no sindicalizado durante julio y agosto. La disminución contra los gastos de Ps 283 millones (US$ 28 millones) obtenidos en 3T00 se atribuyó a menores gastos por fletes resultantes de la caída en volumen de ventas.

En los nueve meses terminados en septiembre de 2001, los gastos de operación totalizaron Ps 765 millones (US$ 81 millones), nivel 10% menor al de Ps 846 millones (US$ 82 millones) registrado en 2000. La diferencia se debe a menores gastos por fletes dada la disminución en embarques.

UTILIDAD DE OPERACIÓN

Hylsamex registró Ps 224 millones (US$ 24 millones) de utilidad de operación en 3T01, mayor que la utilidad de Ps 54 millones (US$ 6 millones) obtenida en el trimestre anterior, pero por debajo del nivel de Ps 246 millones (US$ 24 millones) del mismo trimestre de 2000. El margen de operación en el trimestre fue de 7.6%, comparado con los de 1.9% y 6.8% registrados en 2T01 y 3T00, respectivamente.

La utilidad de operación acumulada a septiembre de 2001 fue de Ps 273 millones (US$ 30 millones), comprado con la de Ps 1,243 millones (US$ 121 millones) registrada en el mismo período del año anterior. El margen de operación acumulado fue de 3.2% en 2001, inferior al acumulado de 10.9% obtenido en 2000.

FLUJO DE OPERACIÓN

Hylsamex obtuvo un EBITDA de US$ 55 millones (Ps 508 millones) en 3T01, 50% superior al de US$ 37 millones (Ps 340 millones) registrado en 2T01 y 2% inferior al de US$ 56 millones (Ps 562 millones) obtenido en 3T00. El EBITDA por tonelada en 3T01 fue de US$ 89; sin la partida extraordinaria del costo, esta cifra hubiese sido de US$ 57 o 11% inferior a la de US$ 64/ton de 2T01 y también inferior en 32% a la de US$ 84/ton en 3T00.

La variable principal que afectó la generación de flujo de efectivo en 3T01

fue el precio promedio ponderado de Hylsamex, que se deterioró aún cuando se registró una mejora marginal en la mezcla de ventas. Debido al arranque de las plantas de reducción directa durante este trimestre, Hylsamex incrementó su consumo de gas natural. Al mismo tiempo, la sustitución de metálicos alternos por fierro esponja producido internamente se tradujo en una disminución en el costo variable. Mayores costos fijos y gastos de operación en el trimestre se debieron al incremento salarial al personal sindicalizado y de confianza.

El EBITDA acumulado de enero a septiembre fue de US$ 121 millones (Ps 1,145 millones), 43% inferior al EBITDA de US$ 213 millones (Ps 2,192 millones) generado durante el mismo período del año anterior.

RESULTADO INTEGRAL DE FINANCIAMIENTO (RIF)

El resultado integral de financiamiento en 3T01 fue un costo de Ps 690 millones (US$ 74 millones) que contrasta con las ganancias financieras netas registradas en 2T01 y 3T00. La inflación durante el trimestre generó un nivel de ganancias monetarias que no pudieron neutralizar las fluctuaciones cambiarias derivadas de la depreciación del peso de 5.1% durante 3T01.

UTILIDAD NETA

Hylsamex registró una pérdida neta mayoritaria de Ps 415 millones (US$ 44 millones) durante 3T01, comparada con una pérdida de Ps 6 millones (US$ 1 millón) obtenida durante en el trimestre anterior y contraria a la ganancia neta mayoritaria de Ps 418 millones (US$ 40 millones) obtenida en el mismo trimestre del año anterior. La siguiente tabla muestra las diferencias entre 3T01 y los trimestres en comparación.

La pérdida neta mayoritaria por los nueve meses terminados en septiembre de 2001 fue de Ps 667 millones (US$ 70 millones), contraria a la utilidad neta de Ps 210 millones (US$ 19 millones) obtenida en el mismo período de 2000. La diferencia se debe al menor nivel de utilidad de operación y a las fluctuaciones cambiarias del período.

INVERSIÓN EN ACTIVO FIJO

La Compañía erogó US$ 6 millones (Ps 53 millones) en inversión de activo fijo durante el trimestre. La inversión acumulada a septiembre totalizó sólo US$ 17 millones (Ps 164 millones) en comparación a los US$ 34 millones (Ps 352 millones) gastados durante los primeros nueve meses de 2000. La mayoría de la inversión en 2001 correspondió a cargos diferidos en las minas.

DEUDA Y ESTRUCTURA FINANCIERA

NIVEL DE DEUDA
La deuda neta de caja totalizó US$ 1,317 millones en septiembre de 2001, US$ 48 millones menos que la deuda de US$ 1,365 millones registrada el 30 de junio de 2001. La reducción se debió a:
* La generación de flujo de operación que, junto con los US$ 20 millones de partidas extraordinarias y balance de efectivo inicial, fueron suficiente para

cubrir por completo los gastos financieros, las amortizaciones de deuda y la inversión en activo fijo.
* Una reducción importante en el capital de trabajo, particularmente en el nivel de inventarios, que permitió repagar parte de la deuda.

Hylsamex realizó amortizaciones de deuda de largo plazo por US$ 28 millones durante el trimestre, de los cuales, US$ 23 millones correspondieron a Hylsa. Al 30 de septiembre de 2001, Hylsamex estaba cumpliendo con todas sus obligaciones financieras de intereses y amortizaciones de principal de deuda a corto y largo plazo. Del vencimiento de corto plazo durante el siguiente trimestre, US$ 38 millones corresponden a Galvak y el resto a Hylsamex holding.

RESERVAS DE EFECTIVO
Las reserves de efectivo de Hylsamex al 30 de septiembre de 2001 totalizaron US$ 53 millones, US$ 16 millones superior a los US$ 37 millones registrados a finales de junio de 2001. Hylsa terminó el trimestre con US$ 18 millones en caja, y dispuso US$ 6 millones de la línea comprometida de Alfa durante el mes de septiembre. Hylsa cumplió con la obligación de generación de efectivo para los nueve meses terminados en septiembre.

APALANCAMIENTO Y COBERTURA FINANCIERA
La razón de deuda total a EBITDA (últimos 12 meses) fue de 8.24 veces en 3T01, superior a la de 7.73 veces registrada en 2T01 y también superior las 4.89 veces obtenidas en 3T00. El deterioro en generación de flujo explica, en su totalidad, el incremento en apalancamiento.

La cobertura de EBITDA (últimos 12 meses) a intereses de fondos prestados en 3T01 se mantuvo al mismo nivel de 1.16 veces de 2T01, pero disminuyó en comparación a las 2.04 veces del mismo trimestre de 2000. Aunque se ha registrado una disminución en el gasto por intereses debido al decremento en las tasas Libor, la contracción significativa en EBITDA ha reducido la cobertura de intereses.

Al 30 de septiembre de 2001, Hylsamex y sus Subsidiarias cumplieron con todas sus obligaciones financieras, con excepción de una razón de cobertura de intereses incluida en un crédito por US$ 3.0 millones y de unas razones de apalancamiento y cobertura de interés en otro crédito por US$ 2.3 millones.

RESULTADO DE EMPRESAS ASOCIADAS NO CONSOLIDADAS (SIDOR)

La participación de Hylsamex en Amazonia resultó en una pérdida de Ps 92 millones (US$ 10 millones) en 3T01, comparada con la pérdida de Ps 75 millones (US$ 8 millones) registrada durante el trimestre anterior y la de Ps 11 millones (US$ 1 millón) obtenida en 3T00.

El ingreso por ventas de Sidor en 3T00 creció 24%, de US$ 178 millones en 2T01 a US$ 220 millones en 3T01, pero disminuyó en 8% comparado con el ingreso de US$ 240 millones registrado en 3T00. El precio promedio ponderado del trimestre decreció 9% como resultado de un cambio en la mezcla de ventas —mayores embarques al mercado de exportación, incluyendo más productos semi terminados—, mientras que el precio doméstico permaneció constante. Con respecto a 3T00, el precio cayó 22% reflejando la tendencia de los precios internacionales. El ingreso acumulado a septiembre de 2001 totalizó US$ 612

millones, 10% inferior a los US$ 684 millones registrados en el mismo período del año anterior.

El volumen de ventas de Sidor se incrementó 37%, de 585,000 toneladas en 2T01 a 799,600 toneladas en 3T01. El cambio de 2T01 a 3T01 se debió a la disputa laboral durante Mayo que interrumpió la producción por 21 días. De acuerdo a la producción limitada, Sidor decidió abastecer su mercado doméstico, el que entonces demandaba cantidades adicionales de productos de acero, en lugar de suministrar el mercado de exportación. En 3T01, el consumo del mercado venezolano disminuyó debido a la menor demanda de la industria petrolera, pero Sidor registró un volumen de exportaciones récord en el trimestre.

El EBITDA en 3T01 fue de US$ 22 millones, 79% superior a los US$ 13 millones registrados durante el trimestre anterior, provocado por el incremento en embarques. La generación de efectivo acumulada a septiembre de 2001 fue de US$ 72 millones en comparación el EBITDA de US$ 97 millones obtenido en el mismo período de 2000.

Con respecto a la situación financiera, la compañía incumplió con ciertas obligaciones financieras. Para más información, referirse a la sección de Eventos Recientes de este reporte.

EVENTOS RECIENTES

Desde que el Consorcio Siderurgia Amazonia Ltd. ("Amazonia")—a través de la cual Hylsamex mantiene su participación en Siderúrgica del Orinoco, C.A. ("Sidor") —asumió el control operativo en 1998, el Consorcio ha realizado acciones significativas para mejorar las operaciones de Sidor. No obstante, las tendencias negativas en el mercado de acero internacional, la recesión en Venezuela y países circundantes, el deterioro en los mercados crediticios, la apreciación del Bolívar frente al dólar, entre otros, causaron que tanto Amazonia como Sidor incurrieran en pérdidas sustanciales en 1999 e incumplieran con ciertas obligaciones de sus contratos de crédito. En 2000, Amazonia y Sidor acordaron con sus acreedores reprogramar y reestructurar estos créditos para permitir que Sidor continuara con su programa de inversión en activo fijo.

Hoy, Sidor y Amazonia informaron a sus acreedores que, debido al continuo deterioro de las condiciones económicas y financieras antes mencionadas, Sidor incumplió, por segundo trimestre fiscal consecutivo, con una obligación de cobertura de interés requerida en ciertos contratos contraídos por Sidor y Amazonia. Recientemente, Sidor también incumplió con la obligación de depositar fondos requeridos en una cuenta de reserva establecida por dichos contratos de crédito.

La continua disminución en la posición financiera de Sidor, o la imposibilidad de llegar a un acuerdo con los acreedores de Sidor y Amazonia podrían acelerar el vencimiento de su deuda respectiva, por lo que Hylsamex tendría que registrar pérdidas en el valor de su inversión en Amazonia.

La participación de Hylsamex en Amazonia, la principal accionista de Sidor, se conduce a través de HylsaLatin LLC —una subsidiaria de Hylsamex— y de Hylsamex S.A. de C.V., la compañía tenedora. El valor en libros de la inversión de Hylsamex en Amazonia, incluyendo las obligaciones convertibles, se redujo a Ps

1,146 millones (US$ 120.1 millones) al 30 de septiembre de 2001, de Ps 1,626 millones (US$ 162.5 millones) registrados al 30 de septiembre de 2000.

Al 30 de septiembre de 2001, Hylsamex S.A. de C.V., la compañía tenedora, tenía exposición adicional con respecto a Sidor de US$ 23.8 millones en garantías del pago de la deuda de Sidor al Fondo de Inversiones de Venezuela y de US$ 43.7 millones de su participación en un bono de desempeño sobre ciertas obligaciones contractuales originadas en el contrato de compra de Sidor. HylsaLatin tenía exposición adicional de US$ 214.9 millones en garantías de pago de la deuda de Sidor al Fondo de Inversiones de Venezuela. Hylsa, S.A. de C.V., la subsidiaria productora de acero, no tiene participación en Amazonia ni tampoco pasivos contingentes relacionados con Sidor o Amazonia.

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS

HYLSAMEX, S. A. DE C. V.

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS E INDIVIDUALES
AL 30 DE SEPTIEMBRE DE 2001 COMPARATIVOS CON 2000

Miles de pesos de poder adquisitivo del 30 de septiembre de 2001
(excepto que se indique otra denominación)

1. ACTIVIDADES DE LAS COMPAÑIAS

Hylsamex, S. A. de C. V. (HYLSAMEX), subsidiaria de Alfa, S. A. de C. V. (ALFA), es una de las empresas productoras de acero más grandes de México y es líder del mercado en sus principales líneas de productos, los cuales están primariamente orientados a las industrias de la construcción, autopartes y línea blanca.

HYLSAMEX desarrolla sus actividades por si misma y a través de empresas subsidiarias, de las que es propietaria de la mayoría de las acciones comunes representativas de sus capitales sociales, y de empresas asociadas, en las cuales tiene influencia significativa en su administración, pero sin llegar a tener control. Las principales subsidiarias y asociadas son:

	% de tenencia al 30 de septiembre de (a) 2001	2000
Hylsa, S. A. de C. V. y subsidiarias:	100	100
Consorcio Minero Benito Juárez		
Peña Colorada, S. A. de C.V.	51	51
Peña Servicios, S. A. de C. V.	100	100
Las Encinas, S. A. de C. V.	100	100
Aceros Prosima, S. A. de C. V.	100	100
Materiales y Aceros Masa, S. A. de C. V.	100	100
Transamerica E. & I.,Corp.	100	100
Ferropak Servicios, S. A. de C. V.	100	100
Ferropak, S. A. de C.V.	100	100
Comercializadora Las Encinas, S. A. de C. V.(b)	100	
Pegi, S. A. de C. V.	52	52
Técnica Industrial, S. A. de C. V.	100	100
Galvak, S. A. de C. V. y subsidiarias:	100	100
Galvamet Trading, Inc.	100	100
Galvacer Chile, S. A.	100	
Acerex, S. A. de C. V.	51	51
Acerex Servicios, S. A. de C. V.	100	100
Promotora Azteca, S. A. de C. V. y subsidiaria:	100	100
Express Anáhuac, S. A. de C. V.	100	100
Hylsa Latin, L. L. C. y asociadas (c):	100	100
Consorcio Siderurgia Amazonia, Ltd.	37	37
CVG Siderúrgica del Orinoco, C. A.	70	70

Exan Corporativo, S. A. de C. V. (b)		100
Galvanet, S. A. de C. V.(d)	100	

(a) % de tenencia que Hylsamex tiene en las sub-controladoras y % de tenencia que estas tienen en sus subsidiarias y asociadas.

(b) En septiembre de 2000, se cambió la denominación social de Exan Corporativo, S. A. de C. V. a Comercializadora Las Encinas, S. A. de C. V. Asimismo, fueron vendidas la totalidad de las acciones comunes representativas de su capital social a Hylsa, S. A. de C. V.

(c) Consorcio Siderurgia Amazonia, Ltd. (Amazonia), es propietaria del 70% de CVG Siderúrgica del Orinoco, C. A. (Sidor), empresa venezolana.

(d) En octubre de 2000, se constituyó Galvanet, S. A. de C. V. cuya principal actividad es la comercialización de productos de acero a través de medios electrónicos.

2. RESUMEN DE POLITICAS DE CONTABILIDAD SIGNIFICATIVAS

Los estados financieros consolidados incluyen los de HYLSAMEX y los de todas sus subsidiarias.

Los estados financieros individuales de HYLSAMEX (Controladora) han sido preparados para cumplir con las disposiciones legales a las que está sujeta como entidad jurídica independiente. En estos estados financieros la inversión en acciones de subsidiarias se valúa por el método de participación (inciso c. siguiente).

Los estados financieros que se acompañan fueron preparados de acuerdo con los principios de contabilidad generalmente aceptados, aplicando en forma integral las disposiciones normativas relativas al reconocimiento de los efectos de la inflación en la información financiera. Consecuentemente, todos los estados financieros, incluyendo los de ejercicios anteriores que se presentan para fines comparativos, se expresan en pesos constantes de poder adquisitivo del 30 de septiembre de 2001.

Los estados financieros de la subsidiaria y las asociadas extranjeras se conforman a principios de contabilidad generalmente aceptados en México.

Los índices (Indice Nacional de Precios al Consumidor - INPC) más importantes utilizados para reconocer los efectos de la inflación fueron: 348.21, 327.91 y 301.251 al 31 de septiembre de 2001, 2000 y 1999, respectivamente (1994 = 100).

A continuación se resumen las políticas de contabilidad más importantes:

a. Valores de realización inmediata

Estos valores se presentan a su valor de mercado.

b. Inventarios y costo de ventas

Los inventarios se expresan a su costo estimado de reposición, principalmente con base en los últimos precios de compra y costos de producción del ejercicio, sin que excedan a su valor de mercado.

El costo de ventas se determina con base en los costos estimados de reposición de las fechas en que se efectuaron las ventas.

c. Inversión en acciones de asociadas

Las acciones de empresas asociadas (véase (c) en Nota 1) se presentan valuadas por el método de participación. Conforme a este método, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de las emisoras, posteriores a la fecha de compra.

Hasta el 31 de diciembre de 1999 la inversión en Amazonia y Sidor se determinó con base en sus estados financieros al 30 de septiembre, por lo que el método de participación se calculaba con una diferencia de tres meses. A partir de 2000 la administración de la empresa decidió modificar el período de inclusión en el registro del método de participación de dichas asociadas para coincidir con el año calendario. Debido a que la inversión en estas asociadas está designada como cobertura económica de un pasivo en moneda extranjera, las diferencias cambiarias provenientes de dicho pasivo se registran directamente en el capital contable. El efecto de la conversión de dichos estados financieros también se registra en el capital contable.

d. Inmuebles, maquinaria, equipo y depreciación

Los inmuebles, maquinaria y equipo y su correspondiente depreciación acumulada se expresan a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC, excepto por la maquinaria y equipo de procedencia extranjera, cuyo valor se actualiza aplicando el índice de inflación general del país de origen a los montos correspondientes en moneda extranjera y convirtiendo esos montos a pesos al tipo de cambio vigente a la fecha de cierre.

La depreciación se calcula por el método de línea recta con base en las vidas útiles de los activos estimadas por las empresas.

El resultado integral de financiamiento de pasivos contraídos para construcciones en proceso, se capitaliza como parte de estos activos hasta que inician su operación normal.

e. Cargos diferidos

Este rubro se expresa a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC e incluye principalmente gastos capitalizados de los yacimientos de mineral extraíble de las subsidiarias mineras, costos relativos al desarrollo e implantación de sistemas computacionales integrados, gastos por colocación de deuda y gastos preoperativos, los cuales están sujetos a amortización.

f. Otro activo

Este concepto incluye un activo intangible derivado de las remuneraciones al

retiro.

g. Transacciones en divisas y diferencias cambiarias.

Los activos y pasivos monetarios en divisas, principalmente dólares americanos (US$), se expresan en moneda nacional al tipo de cambio vigente a la fecha de cierre. Las diferencias cambiarias derivadas de las fluctuaciones en el tipo de cambio entre la fecha en que se concertaron las transacciones y la de su liquidación o valuación a la fecha del estado de situación financiera, se registran dentro del resultado integral de financiamiento o en el capital contable, en el renglón de efecto de conversión de entidades extranjeras, por los financiamientos identificados con la adquisición de asociadas extranjeras.

h. Estimación de remuneraciones al retiro.

Los planes de remuneraciones al retiro (jubilaciones, gastos médicos y primas de antigüedad), tanto formales como informales, se reconocen como costo en los años en que los trabajadores prestan los servicios correspondientes, de acuerdo con estudios actuariales elaborados por expertos independientes.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se registran en resultados en el año en que se vuelven exigibles.

i. Operaciones financieras derivadas

Los pasivos resultantes de operaciones financieras derivadas se expresan a su valor de mercado y/o de intercambio y se clasifican como otros pasivos en el estado de situación financiera. Las diferencias entre el valor de mercado y/o de intercambio (fair value) y el costo de adquisición (incluyendo gastos de compra y primas o descuentos), así como las ganancias y pérdidas realizadas, se registran directamente en resultados, excepto por las provenientes de operaciones financieras sobre acciones propias, las que se registran directamente en el capital contable, netas del impuesto sobre la renta diferido.

j. Resultado integral de financiamiento

El resultado integral de financiamiento se determina agrupando en el estado de resultados: los gastos y productos financieros, las diferencias cambiarias y la ganancia o pérdida por posición monetaria.

La ganancia o pérdida por posición monetaria representa el efecto de la inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del año.

k. Impuestos sobre la renta y al activo y
participación de los trabajadores en las utilidades

Hasta 1999 el impuesto sobre la renta y la participación de los trabajadores en las utilidades se registraban por el método parcial de impuestos diferidos. Bajo este método, el efecto de las diferencias temporales no recurrentes entre la utilidad fiscal y la contable, que se esperaba se revirtieran en un período definido, se registraban como impuesto y participación diferidos.

A partir del 1o. de enero de 2000, la empresa adoptó las disposiciones del

Boletín D-4 Revisado, Tratamiento Contable del Impuesto sobre la Renta, del Impuesto al Activo y de la Participación de los Trabajadores en la Utilidad. Este Boletín cambió de manera importante el tratamiento contable del impuesto sobre la renta, eliminando el método de pasivo con enfoque parcial mencionado en el párrafo anterior, y estableciendo en su lugar el método de activos y pasivos con enfoque integral. Bajo este método se reconoce, un impuesto diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

1. Utilidad por acción

La utilidad por acción común se calcula sobre el promedio ponderado de acciones comunes en circulación durante el año. No existen efectos que deriven de acciones potencialmente dilutivas.

3. CONTINGENCIAS Y COMPROMISOS RELACIONADOS CON LA INVERSIÓN EN AMAZONIA-SIDOR:

1) Derivado de la compra de acciones de Sidor, se establecieron ciertas obligaciones garantizadas por Amazonia y sus accionistas hasta por US$150 millones que para el año 2001 considera una reducción a US$125 millones. El compromiso para Hylsamex es de US$43.8 millones.

2) Amazonia celebró un contrato de garantía con recurso hacia sus accionistas, por el pasivo de Sidor con el FIV que a la fecha asciende a US$662 millones. El compromiso para Hylsamex es de US$23.8 millones y para Hylsa Latin es de US$214.9 millones.

3) En marzo de 2000, Amazonia y Sidor formalizaron acuerdos de reestructuración con sus acreedores, reprogramando los términos, plazos y condiciones de su deuda. En dicha reestructuración los accionistas se comprometieron a liquidar ciertos adeudos bancarios de Amazonia hasta por US$25 millones en 2007, de ocurrir ciertos eventos previstos en los contratos de reestructuración. El compromiso para Hylsamex es de US$9.2 millones.

NOTAS COMPLEMENTARIAS A LA INFORMACION FINANCIERA (1)

ANEXO 2

EFECTOS DE LA APLICACION DE LA REGLA TERCERA DE LA CIRCULAR 11-27 AL TERCER TRIMESTRE DEL 2001.
COMPARACION ENTRE EL METODO DE AJUSTES POR CAMBIOS EN EL NIVEL GENERAL DE PRECIOS CONTRA EL METODO DE INDIZACION ESPECIFICA.
EN MILES DE PESOS DE SEPTIEMBRE DEL 2001.

REF		ORIGINAL III TRIM	EFECTOS CIRC 11-27 REGLA III	MODIFICADO III TRIM
S				
1	ACTIVO TOTAL	27,805,543	3,034,755	30,840,298
2	ACTIVO CIRCULANTE	4,521,766		4,521,766
8	LARGO PLAZO	1,234,077		1,234,077
12	INM.,PTA Y EQ (NETO)	19,507,765	3,034,755	22,542,520
18	ACTIVO DIF. (NETO)	2,541,935		2,541,935
19	OTROS ACTIVOS	0		0
20	PASIVO TOTAL	17,445,760		17,445,760
33	CAPITAL CONTABLE	10,359,783	3,034,755	13,394,538
34	PART. MINORITARIA	1,882,460	204,278	2,086,738
35	CAP CONT MAYORIT.	8,477,323	2,830,477	11,307,800
45	RES NETO DEL EJ.	(666,742)	(19,812)	(686,554)
R				
1	VENTAS NETAS	8,618,899		8,618,899
5	RES DE OPERACION	272,822	(21,832)	250,990
18	RES NETO	(657,180)	(21,832)	(679,012)
20	RES NETO MAYORIT.	(666,742)	(19,812)	(686,554)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos) COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 HYLSA S.A. DE C.V.	FAB. DE PROD. DE ACERO	2,051,158,856	100.00	1,106,593	9,679,605
2 GALVAK S.A.DE C.V.	FAB. DE LAMINA GALVANIZADA	51,836,578	100.00	260,327	990,636
3 PROM. AZTECA MEXICANA S.A. DE C.V.	CEL. OP. ACTIVAS Y PASIVAS CON ACCIONES	27,094,568	100.00	27,095	233,853
4 HYLSA LATIN LLC		12,831,079	0.00	108,373	1,103,448
5 GALVANET S.A DE C.V.	COME. PROD LAMINA GALV	4,900	100.00	49	(2,830)
6 ELIMINACIONES		1	0.00	0	(3,174,873)
7 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**1,502,437**	**8,829,839**
ASOCIADAS					
1 CONSORCIO SIDERURGIA AMAZONIA	FAB. DE PROD. DE ACERO	1	37.10	2,417,906	1,147,047
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**2,417,906**	**1,147,047**
OTRAS INVERSIONES PERMANENTES					**87,030**
TOTAL					**10,063,916**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2001**

HYLSAMEX, S.A. DE C.V.

INMUEBLES, PLANTA Y EQUIPO
(Miles de Pesos)

ANEXO 4 **CONSOLIDADO**
Impresión Final

CONCEPTO	COSTO DE ADQUISICION	DEPRECIACION ACUMULADA	VALOR EN LIBROS	REVALUACION	DEPRECIACION DE LA REVALUACION	VALOR EN LIBROS (+) REVALUACION (-) DEPRECIACION
ACTIVOS DEPRECIABLES						
INMUEBLES	0	0	0	0	0	0
MAQUINARIA	8,989,145	1,754,876	7,234,269	26,810,677	15,906,634	18,138,312
EQUIPO DE TRANSPORTE	0	0	0	0	0	0
EQUIPO DE OFICINA	0	0	0	0	0	0
EQUIPO DE COMPUTO	0	0	0	0	0	0
OTROS	0	0	0	0	0	0
TOTAL DEPRECIABLES	**8,989,145**	**1,754,876**	**7,234,269**	**26,810,677**	**15,906,634**	**18,138,312**
ACTIVOS NO DEPRECIABLES						
TERRENOS	138,672	0	138,672	911,913	0	1,050,585
CONSTRUCCIONES EN PROCESO	120,498	0	120,498	13,276	0	133,774
OTROS	185,094	0	185,094	0	0	185,094
TOTAL NO DEPRECIABLES	**444,264**	**0**	**444,264**	**925,189**	**0**	**1,369,453**
TOTAL	**9,433,409**	**1,754,876**	**7,678,533**	**27,735,866**	**15,906,634**	**19,507,765**

OBSERVACIONES

ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos: Hasta 1 Año	Denominados en Pesos: Mas de 1 Año	Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) – Intervalo de Tiempo: Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) – Intervalo de Tiempo: Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
BANAMEX	17/10/2001	7.88	0	0	79,300	0	0	0	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA	31/01/2002	9.20	0	0	0	47,771	0	0	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL	31/01/2002	6.86	0	0	95,542	47,771	0	0	0	0	0	0	0	0	0	0
BANK OF MONTREAL	31/01/2002	7.99	0	0	0	0	0	0	0	0	0	47,771	0	0	0	0
BANK ONE	10/09/2001	6.59	0	0	0	0	0	0	0	0	95,542	0	0	0	0	0
BAYERISCHE VEREINSBANK	31/01/2002	7.38	0	0	0	0	0	0	0	0	0	257,963	0	0	0	0
COMMERCE BANK	31/01/2002	7.25	0	0	0	0	0	0	0	0	19,109	66,879	0	0	0	0
STANDARD CHARTERED	31/01/2002	7.60	0	0	0	0	0	0	0	0	171,976	124,205	0	0	0	0
CON GARANTIA																
ABN AMRO	26/03/2004	6.46	0	0	0	0	0	0	0	0	0	16,424	33,440	16,720	0	0
BANAMEX	15/02/2005	8.07	0	0	2,496	33,292	68,865	74,927	24,933	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA/BANCOME	15/02/2005	9.23	0	0	0	4,965	13,393	13,393	6,697	0	5,347	7,286	9,474	4,641	0	0
BANCO SANTANDER/SERFIN	15/02/2002	9.12	0	0	5,245	15,560	32,818	27,573	11,164	0	0	0	0	0	0	0
BANCOMER	17/12/2004	7.38	0	0	4,458	36,626	66,699	70,597	18,474	0	0	0	0	0	0	0
BANCOMEXT	14/08/2002	6.11	0	0	0	90,765	0	0	0	0	0	0	0	0	0	0
BANK OF AMERICA	26/03/2004	6.43	0	0	0	0	0	0	0	0	52,093	69,102	138,821	69,410	0	0
BANK OF MONTREAL	25/06/2003	4.34	0	0	0	0	0	0	0	0	2,097	6,290	8,599	0	0	0
BANORTE	15/02/2005	9.81	17,682	18,003	5,291	13,889	17,198	17,198	4,457	0	0	0	0	0	0	0
BARKLAYS	17/12/2004	7.52	0	0	0	0	0	0	0	0	1,084	10,824	20,191	22,822	5,972	0
BHF	25/06/2003	4.34	0	0	0	0	0	0	0	0	1,048	3,145	4,299	0	0	0
BLADEX	25/06/2003	4.34	0	0	0	0	0	0	0	0	1,747	5,242	7,166	0	0	0
BNP	25/06/2003	4.34	0	0	0	0	0	0	0	0	2,097	6,290	8,599	0	0	0
COMERICA BANK	17/12/2004	6.12	0	0	0	0	0	0	0	0	6,055	32,643	54,555	26,073	4,479	0
COMMERCE BANK	26/03/2004	6.46	0	0	0	0	0	0	0	0	0	5,866	11,943	5,971	0	0
CREDIT AGRICOLE INDOSUEZ	26/03/2004	5.58	0	0	0	0	0	0	0	0	2,097	12,156	20,542	5,971	0	0
CREDIT LYONNAIS	26/03/2004	5.78	0	0	0	0	0	0	0	0	2,097	15,089	26,513	8,957	0	0
DEUTSCHE BANK	17/12/2004	7.52	0	0	0	0	0	0	0	0	542	5,412	10,096	11,411	2,986	0
DEUTSCHE GEROZENTRALE	25/06/2003	4.34	0	0	0	0	0	0	0	0	1,048	3,145	4,299	0	0	0

ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
DG BANK	25/06/2003	4.34	0	0	0	0	0	0	0	0	2,097	6,290	8,599	0	0	0
EXPORT DEVELOPMENT CORP.	15/03/2003	4.25	0	0	0	0	0	0	0	0	0	15,528	6,128	0	0	0
FIDEICOMISO DE FOMENTO MINER	15/11/2007	7.08	0	0	2,529	7,587	10,117	10,116	10,116	21,918	0	0	0	0	0	0
GENERAL ELECTRIC CAPITAL COR	17/12/2004	6.17	0	0	0	0	0	0	0	0	2,368	17,796	31,561	14,662	1,493	0
HSBC BANK	17/12/2004	7.52	0	0	0	0	0	0	0	0	813	8,118	15,144	17,116	4,479	0
HYPO-VEREINSBANK	31/07/2005	6.82	0	0	0	0	0	0	0	0	26,783	60,231	72,136	27,852	14,468	1,694
KREDITANSTALT FUR WIEDERAFBA	31/07/2008	7.66	0	0	0	0	0	0	0	0	5,483	93,514	98,997	98,997	53,492	22,158
MORGAN GUARANTY TRUST	17/12/2004	7.52	0	0	0	0	0	0	0	0	2,496	24,935	46,516	52,577	13,758	0
RHEINLAND-PFALZ	25/06/2003	4.34	0	0	0	0	0	0	0	0	2,097	6,290	8,599	0	0	0
SCHLESWING-HOLSTEIN	25/06/2003	4.34	0	0	0	0	0	0	0	0	1,048	3,145	4,299	0	0	0
STANDARD CHARTERED	15/12/2002	4.13	0	0	0	0	0	0	0	0	4,985	4,985	4,985	0	0	0
SUMITOMO	17/12/2004	7.52	0	0	0	0	0	0	0	0	1,193	11,918	22,233	25,129	6,576	0
THE FUJI BANK AND TRUST CO.	17/12/2004	5.43	0	0	0	0	0	0	0	0	3,760	13,126	19,260	5,571	1,458	0
WEST LB	17/12/2004	6.54	0	0	0	0	0	0	0	0	4,732	39,271	70,835	42,789	6,822	0
ORGANISMOS FINANCIEROS																
BANAMEX	17/12/2004	10.78	195,714	267,463	0	155,201	103,347	75,013	75,035	0	0	0	0	0	0	0
BANCA SERFIN	12/10/2003	12.16	132,143	145,504	0	0	0	0	0	0	0	0	0	0	0	0
BANCO BILBAO VISCAYA/BANCOME	17/12/2004	10.74	155,714	167,463	0	26,798	129,518	100,723	100,753	0	0	0	0	0	0	0
BANCO INTERNACIONAL	12/10/2003	12.11	160,714	216,933	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMEXT	02/03/2005	5.34	0	0	0	0	0	0	286,626	0	0	0	0	0	0	0
BANK OF AMERICA	31/01/2002	7.95	0	0	0	0	0	0	0	0	0	88,854	0	0	0	0
BANORTE	12/10/2003	10.89	42,857	107,143	40,605	0	0	0	0	0	0	0	0	0	0	0
BARCLAYS BANK PLC	17/12/2004	9.43	0	0	0	0	0	0	0	0	0	8,355	29,046	28,487	28,496	0
CITIBANK	31/01/2002	9.03	0	0	0	181,530	0	0	0	0	0	0	0	0	0	0
COMERICA BANK	24/11/2005	7.39	0	0	5,299	15,899	21,199	21,198	21,198	5,300	0	6,266	21,786	21,366	21,372	0
DEUTSCHE BANK	17/12/2004	9.43	0	0	0	0	0	0	0	0	0	4,178	14,524	14,244	14,248	0
GENERAL ELECTRIC CAPITAL COR	17/12/2004	9.43	0	0	0	0	0	0	0	0	0	2,089	7,262	7,122	7,124	0
HSBC BANK	17/12/2004	9.43	0	0	0	0	0	0	0	0	0	6,266	21,788	21,368	21,372	0

HYLSAMEX, S.A. DE C.V.

ANEXO 05

DESGLOSE DE CREDITOS

(MILES DE PESOS)

TRIMESTRE: **3** AÑO: **2001**

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
INBURSA	30/05/2002	9.45	70,000	2,472	0	138,536	0	0	0	0	0	0	0	0	0	0
MORGAN GUARANTY TRUST	17/12/2004	9.45	0	0	0	0	0	0	0	0	0	19,905	76,346	75,013	75,035	0
THE FUJI BANK AND TRUST CO.	17/12/2004	9.26	0	0	0	0	0	0	0	0	0	4,178	7,234	6,954	6,956	0
THE SUMITOMO BANK LTD.	21/01/2003	7.58	0	0	0	0	0	0	0	0	0	4,178	280	0	0	0
TOTAL BANCARIOS			774,824	924,981	240,765	816,190	463,154	410,738	559,453	27,218	421,834	1,145,147	946,095	631,223	290,586	23,852
COLOCACIONES PRIVADAS																
QUIROGRAFARIOS																
BANCA SERFIN	26/05/2004	5.11	0	0	0	0	0	885,778	0	0	0	0	0	0	0	0
JP MORGAN	15/09/2007	9.82	0	0	0	0	0	0	0	0	0	0	0	0	0	2,842,458
USCP	25/03/2003	9.54	0	0	0	0	0	0	0	0	0	183,740	293,970	0	0	0
PMP	09/03/2005	8.75	0	0	0	0	0	0	658,678	0	0	0	0	0	0	0
TOTAL BURSATILES			0	0	0	0	0	885,778	658,678	0	0	183,740	293,970	0	0	2,842,458
PROVEEDORES																
OTROS PROVEEDORES	30/09/2002		436,979	0	620,170	0	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			436,979	0	620,170	0	0	0	0	0	0	0	0	0	0	0
CTAS POR PAGAR	30/09/2002		1,034,850	0	0	0	1,242	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			1,034,850	0	0	0	1,242	0	0	0	0	0	0	0	0	0
			2,246,653	924,981	860,935	816,190	464,396	1,296,516	1,218,131	27,218	421,834	1,328,887	1,240,065	631,223	290,586	2,866,310

OBSERVACIONES

LOS MONTOS DE LOS CREDITOS EXTRANJEROS SON DOLARES Y EL TIPO DE CAMBIO UTILIZADO FUE DE 9.5542 PESOS POR DOLAR.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

BALANZA DE DIVISAS Y POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
1. INGRESOS					
EXPORTACIONES	121,517	1,160,998	0	0	1,160,998
OTROS	5,315	50,781	0	0	50,781
TOTAL	**126,832**	**1,211,779**			**1,211,779**
2. EGRESOS					
IMPORTACIONES (MATERIAS PRIMAS)	163,954	1,566,449	0	0	1,566,449
INVERSIONES	512	4,892	0	0	4,892
OTROS	76,444	730,361	0	0	730,361
TOTAL	**240,910**	**2,301,702**			**2,301,702**
SALDO NETO	**(114,078)**	**(1,089,923)**			**(1,089,923)**
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**139,462**	**1,332,448**	0	0	**1,332,448**
PASIVO	**1,199,712**	**11,468,291**			**11,468,291**
CORTO PLAZO	358,779	3,427,846	0	0	3,427,846
LARGO PLAZO	840,933	8,040,445	0	0	8,040,445
SALDO NETO	**(1,060,250)**	**(10,135,843)**			**(10,135,843)**

OBSERVACIONES

TODAS LAS CIFRAS DE DOLARES ESTAN CONVERTIDAS A PESOS AL TIPO DE CAMBIO DE 9.5542 PESOS POR DOLAR.

EL ACTIVO TOTAL INCLUYE SOLO ACTIVOS MONETARIOS.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7 **CONSOLIDADO**
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	3,776,510	15,587,130	(11,810,620)	0.01	65,475
FEBRERO	3,252,464	15,263,122	(12,010,658)	0.00	(7,949)
MARZO	3,042,227	15,230,573	(12,188,346)	0.00	77,223
ABRIL	2,772,108	14,834,979	(12,062,871)	0.01	60,849
MAYO	2,697,759	14,450,766	(11,753,007)	0.00	26,969
JUNIO	2,699,301	14,085,955	(11,387,655)	0.00	26,934
JULIO	2,863,272	14,187,167	(11,323,895)	0.00	(29,422)
AGOSTO	2,912,458	14,398,239	(11,485,781)	0.01	68,050
SEPTIEMBRE	2,913,347	14,112,478	(11,199,131)	0.01	109,708
ACTUALIZACION:	0	0	0	0.00	3,172
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**401,009**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO INSCRITOS EN BOLSA (1)

ANEXO 8 **CONSOLIDADO**
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICABLE

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CONSTANCIA DE OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO (1)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
ACEREX, S.A. DE C.V.	PROCESAMIENTO Y CORTES DE ACERO	0	0
ACEREX SERVICIOS, S.A. DE C.V	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
C.M.B.J. P.COL., S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUST. MINERALES.	0	0
ACEROS PROSIMA, S.A. DE C.V.	COMPRA-VTA. Y SERV. DE MAQ. P/TODA CLASE DE PROD.	0	0
EXP. ANAHUAC, S.A.DE C.V.	TRANSPORTE FORANEO DE CARGA REGULAR	0	0
FERROPAK, S.A. DE C.V.	MAT'S. METALICOS PARA LA CONST. Y LA INDUSTRIA	0	0
FERROPAK SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
GALVAK, S.A. DE C.V.	FABRICACION DE LAMINA GALVANIZADA	0	0
COMERCIALIZADORA LESA, S.A. D	COMERCIALIZACION DE MINERAL	0	0
HYLSAMEX S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
HYLSA S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
LAS ENCINAS, S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUSTANCIAS MINERALES	0	0
MAT. Y AC. MASA, S.A. DE C.V.	VENTA DE PRODUCTOS DE ACERO	0	0
PEGI, S.A. DE C.V.	GENERACION DE ENERGIA ELECT. Y VAPOR DE PROCESO	0	0
PEÑA SERVICIOS, S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
PROM. AZ. MEX., S.A. DE C.V.	CELEBRAR TODA CLASE DE OPS. PAS. Y ACT. CON ACCS.	0	0
TECNICA IND., S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
TRANS.EXP.AND IMP.CORP.	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0
GALVAMET TRADING INC.	COMERC.PROD.DE ACERO Y LAMINA	0	0
HYLSA LATIN LLC	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACCS.	0	0
GALVANET S.A DE C.V.	COMERCIALIZ MEDIOS ELECTRONICOS	0	0
GALVACER CHILE S.A. DE C.V.	COMERC.PROD.DE ACERO Y LAMINA	0	0

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	7.69
ELECTRODOS	UCAR CARBON MEXICANA				1.00
REFRACTARIOS	REF. MEX.	REFRACTARIOS	RADEX, PREMIER, AP GREEN	SI	1.92
ALEACIONES	CIA. MINERA AUTLAN				2.47
ZINC	PEÑOLES				1.99
RODILLOS	FUMOSA	RODILLOS	ESWAG	SI	1.32
CAL	REGIO CAL				1.39
ARRABIO					1.51
BRIQUETA					2.81

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
PLANOS			931	5,296,772			
NO PLANOS			547	1,706,731			
OTROS				354,118			
TOTAL				7,357,621			

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
PLANOS			239	1,158,871			
NO PLANOS			12	32,809			
OTROS				69,598			
TOTAL				1,261,278			

OBSERVACIONES

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

SALDO DE LA CUFIN AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2000**	42,438
Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades)	243,756,094

☐ CIFRAS DICTAMINADAS FISCALMENTE ☐ CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS COBRADOS DURANTE EL EJERCICIO ACTUAL

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN DEL EJERCICIO ACTUAL

UFIN DEL EJERCICIO COMPRENDIDO DEL 1 DE ENERO AL 30 DE JUNIO DE 2001

RESULTADO FISCAL	0
- IMPORTE DEL ISR:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- IMPORTE DE LA UFIR	0
- PARTIDAS NO DEDUCIBLES	0
UFIN DEL EJERCICIO :	0

SALDO DE LA CUFIN ACTUALIZADA AL TRIMESTRE QUE REPORTA
(Información del año actual)

SALDO DE CUFIN AL 30 DE SEPTIEMBRE DE 2001	43,881
Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades)	243,756,094

ANEXO 12
CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

MODIFICACION AL SALDO DE LA CUFIN DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2000**	0
Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades)	243,756,094

ANEXO 12
CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

CLAVE DE COTIZACION HYLSAMX TRIMESTRE: 3 AÑO: 2001

RAZON SOCIAL: **HYLSAMEX, S.A. DE C.V.**

ANEXO 12 - A

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA REINVERTIDA

(Miles de Pesos)

SALDO DE LA CUFIN REINVERTIDA AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **0000** — 0

Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades) — 243,756,094

☐ CIFRAS DICTAMINADAS FISCALMENTE ☐ CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS PAGADOS DURANTE EL EJERCICIO ACTUAL PROVENIENTES DE LA CUFIN

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN REINVERTIDA DEL EJERCICIO QUE REPORTA

UFINER DEL EJERCICIO COMPRENDIDO DEL 1o DE ENERO AL 31 DE ENERO DE

RESULTADO FISCAL:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- PARTIDAS NO DEDUCIBLES	0
- (+) UTILIDAD (PERDIDA) DE FUENTE DE RIQUEZA UBICADA EN EL EXT.	0
UFIN DEL EJERCICIO :	0
- ISR (Utilizando la tasa para ISR diferidc	
* FACTOR PARA UFIN REINVERTIDA:	0
UFINER DEL EJERCICIO	0

SALDO DE LA CUFIN REINVERTIDA ACTUALIZADA AL TRIMESTRE QUE REPORTA

SALDO DE LA CUFIN REINVERTIDA AL **31** DE SEPTIEMBRE DE 2001 — 0

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades) — 243,756,094

MODIFICACION AL SALDO DE LA CUFIN REINVERTIDA DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE 0000 (Antes de UFIN reinvertida del ejercicio anterior — 0

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades) — 0

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

SERIE	VALOR NOMINAL ($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL (Miles de Pesos)	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		4	243,756,094			243,756,094	2,393,924	
TOTAL			**243,756,094**	**0**	**0**	**243,756,094**	**2,393,924**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
243,756,094

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 0
GDRS's : 0
ADS's : 7.88
GDS's 6.25

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2001**

HYLSAMEX, S.A. DE C.V.

CONSOLIDADO
Impresión Final

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

DECLARO BAJO PROTESTA DE DECIR VERDAD, QUE LA INFORMACION FINANCIERA BASICA Y COMPLEMENTARIA PROPORCIONADA A LA BOLSA, POR EL PERIODO COMPRENDIDO ENTRE EL **1** DE **ENERO** Y EL **30** DE **SEPTIEMBRE** DE **2001** Y **2000**, FUE OBTENIDA DE LOS REGISTROS CONTABLES AUTORIZADOS Y, EN SU CASO, EXTRALIBROS Y ES RESULTANTE DE LA APLICACION DE LOS PRINCIPIOS Y NORMAS DE CONTABILIDAD ACEPTADAS O PRONUNCIADAS POR EL INSTITUTO MEXICANO DE CONTADORES PUBLICOS Y DISPOSICIONES DE LA COMISION NACIONAL BANCARIA Y DE VALORES.

LOS PRINCIPIOS DE CONTABILIDAD Y NORMAS, ASI COMO LA AGRUPACION DE CUENTAS Y CIFRAS EN EL PERIODO A QUE DICHA INFORMACION HACE REFERENCIA, FUERON APLICADAS POR LA INSTITUCION SOBRE BASES UNIFORMES A LAS DEL MISMO PERIODO DEL EJERCICIO ANTERIOR.

C.P. GERARDO A. GONZALEZ VILLARREAL
SUB-DIRECTOR DE CONTRALORIA

C.P. SANTOS HERMILO MARTINEZ ESPARZA
GERENTE DE INFORMACION FINANCIERA

SAN NICOLAS DE LOS GARZA, NL, A 7 DE JUNIO DE 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HYLSAM; **FECHA:** 7/06/2002 15:10

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: HYLSAMEX, S.A. DE C.V.
DO MICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL
TELEFONO: 01 81 8865 2828
FAX: 01 81 8865 1210 **AUTOMATICO:** X
E-MAIL: webmaster@hylsamex.com.mx
DIRECCION DE INTERNET: www.hylsamex.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: HYL930427BY1
DOMICILIO AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA ,NL
TELEFONO: 01 81 8865 1202
FAX: 01 81 8865 1210

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V.
NOMBRE: ING. DIONISIO GARZA MEDINA
DOMICILIO: GOMEZ MORIN 1111
COLONIA: CARRIZALEJO
C. POSTAL: 66200
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8748 1111
FAX: 01 81 8748 2552
E-MAIL: dgarzam@alfa.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 7/06/2002 15:10

TELEFONO:	01 81 8865 1701
FAX:	01 81 8865 2121
E-MAIL:	aelizond@hylsamex.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE INFORMACION FINANCIERA
NOMBRE:	C.P. SANTOS HERMILO MARTINEZ ESPARZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1236
FAX:	01 81 8865 1210
E-MAIL:	shmartinez@hylsamex.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	SUBDIRECTOR JURIDICO
NOMBRE:	LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1318
FAX:	01 81 8865 1310
E-MAIL:	jatrevino@hylsamex.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V.
NOMBRE:	LIC. LEOPOLDO MARROQUIN MORALES
DOMICILIO:	GOMEZ MORIN 1111 SUR

COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1368
FAX:	01 81 8748 2514
E-MAIL:	lmarroqui@alfa.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NA
NOMBRE:	NA NA NA NA
DOMICILIO:	NA
COLONIA:	NA
C. POSTAL:	00
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	NA
FAX:	NA
E-MAIL:	NA

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	C.P. MARGARITA GUTIERREZ SANTOSCOY
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1224
FAX:	01 81 8331 1885
E-MAIL:	mgutierrez@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

CLAVE DE COTIZACION: **HYLSAMEX, S.A. DE C.V.**

TRIMESTRE: AÑO:

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2001**
HYLSAMEX, S.A. DE C.V.

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

s61: ESTE RENGLON SE INTEGRA COMO SIGUE:

CREDITOS BURSATILES	$ 3,787,762
OBLIGACIONES	893,123
TOTAL	$ 4,680,885

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN CAPITAL CONTABLE DE SUBS.	$ (3,218,618)
IMPUESTO DIFERIDO EN CAPITAL	76,280
EXCESO/INSUFICIENCIA EN ACT. DE CAP. CONT.	843,297
TOTAL	$ (2,299,041)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** Quarter: **3** Year: **2001**

HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT ENGLISH 3° Quarter 2001

AT SEPTEMBER 30 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**27,805,543**	**100**	**31,386,908**	**100**
2	**CURRENT ASSETS**	**4,521,766**	**16**	**6,344,664**	**20**
3	CASH AND SHORT-TERM INVESTMENTS	504,336	2	1,002,931	3
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,368,817	5	1,737,560	6
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	543,145	2	813,268	3
6	INVENTORIES	2,105,468	8	2,790,905	9
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**1,234,077**	**4**	**1,711,336**	**5**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,147,047	4	1,626,067	5
11	OTHER INVESTMENTS	87,030	0	85,269	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**19,507,765**	**70**	**20,848,962**	**66**
13	PROPERTY	1,050,585	4	1,050,245	3
14	MACHINERY AND INDUSTRIAL	35,799,822	129	36,589,336	117
15	OTHER EQUIPMENT	185,094	1	184,567	1
16	ACCUMULATED DEPRECIATION	17,661,510	64	17,534,182	56
17	CONSTRUCTION IN PROGRESS	133,774	0	558,996	2
18	**DEFERRED ASSETS (NET)**	**2,541,935**	**9**	**2,481,946**	**8**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**17,445,760**	**100**	**19,343,193**	**100**
21	**CURRENT LIABILITIES**	**5,772,614**	**33**	**4,687,976**	**24**
22	SUPPLIERS	1,057,149	6	997,822	5
23	BANK LOANS	3,398,760	19	2,302,411	12
24	STOCK MARKET LOANS	183,740	1	507,473	3
25	TAXES TO BE PAID	98,115	1	77,662	0
26	OTHER CURRENT LIABILITIES	1,034,850	6	802,608	4
27	**LONG-TERM LIABILITIES**	**8,959,426**	**51**	**11,592,569**	**60**
28	BANK LOANS	4,277,300	25	6,541,009	34
29	STOCK MARKET LOANS	4,680,884	27	5,044,068	26
30	OTHER LOANS	1,242	0	7,492	0
31	**DEFERRED LOANS**	**924,300**	**5**	**830,863**	**4**
32	**OTHER LIABILITIES**	**1,789,420**	**10**	**2,231,785**	**12**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**10,359,783**	**100**	**12,043,715**	**100**
34	**MINORITY INTEREST**	**1,882,460**	**18**	**2,024,233**	**17**
35	**MAJORITY INTEREST**	**8,477,323**	**82**	**10,019,482**	**83**
36	**CONTRIBUTED CAPITAL**	**2,806,838**	**27**	**2,806,839**	**23**
37	PAID-IN CAPITAL STOCK (NOMINAL)	2,393,924	23	121,878	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	412,914	4	334,519	3
39	PREMIUM ON SALES OF SHARES	0	0	2,350,442	20
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**5,670,485**	**55**	**7,212,643**	**60**
42	RETAINED EARNINGS AND CAPITAL RESERVE	7,686,260	74	7,735,661	64
43	REPURCHASE FUND OF SHARES	950,008	9	950,008	8
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(2,299,041)	(22)	(1,682,932)	(14)
45	NET INCOME FOR THE YEAR	(666,742)	(6)	209,906	2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **3** YEAR: **2001**

HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**504,336**	**100**	**1,002,931**	**100**
46	CASH	61,201	12	60,232	6
47	SHORT-TERM INVESTMENTS	443,135	88	942,699	94
18	**DEFERRED ASSETS (NET)**	**2,541,935**	**100**	**2,481,946**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	1,692,944	67	1,708,924	69
49	GOODWILL	21,546	1	34,213	1
50	DEFERRED TAXES	549,026	22	382,425	15
51	OTHERS	278,419	11	356,384	14
21	**CURRENT LIABILITIES**	**5,772,614**	**100**	**4,687,976**	**100**
52	FOREING CURRENCY LIABILITIES	3,427,846	59	2,971,447	63
53	MEXICAN PESOS LIABILITIES	2,344,768	41	1,716,529	37
24	**STOCK MARKET LOANS**	**183,740**	**100**	**507,473**	**100**
54	COMMERCIAL PAPER	183,740	100	507,473	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**1,034,850**	**100**	**802,608**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	67,082	6	113,815	14
58	OTHER CURRENT LIABILITIES WITHOUT COST	967,768	94	688,793	86
27	**LONG-TERM LIABILITIES**	**8,959,426**	**100**	**11,592,569**	**100**
59	FOREING CURRENCY LIABILITIES	8,034,445	90	9,802,776	85
60	MEXICAN PESOS LIABILITIES	924,981	10	1,789,793	15
29	**STOCK MARKET LOANS**	**4,680,884**	**100**	**5,044,068**	**100**
61	BONDS	4,022,206	86	4,384,201	87
62	MEDIUM TERM NOTES	658,678	14	659,867	13
30	**OTHER LOANS**	**1,242**	**100**	**7,492**	**100**
63	OTHER LOANS WITH COST	1,242	100	7,492	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**924,300**	**100**	**830,863**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	924,300	100	830,863	100
32	**OTHER LIABILITIES**	**1,789,420**	**100**	**2,231,785**	**100**
68	RESERVES	1,789,420	100	2,231,785	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(2,299,041)**	**100**	**(1,682,932)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(2,299,041)	(100)	(1,682,932)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER:**3** YEAR:**2001**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	(1,250,848)	1,656,688
73	PENSIONS FUND AND SENIORITY PREMIUMS	924,300	830,863
74	EXECUTIVES (*)	205	218
75	EMPLOYERS (*)	2,615	2,794
76	WORKERS (*)	4,309	4,556
77	CIRCULATION SHARES (*)	243,756,094	243,756,094
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **3** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**8,618,899**	**100**	**11,431,450**	**100**
2	COST OF SALES	7,580,794	88	9,343,120	82
3	**GROSS INCOME**	**1,038,105**	**12**	**2,088,330**	**18**
4	OPERATING	765,283	9	845,768	7
5	**OPERATING INCOME**	**272,822**	**3**	**1,242,562**	**11**
6	TOTAL FINANCING COST	619,493	7	390,930	3
7	**INCOME AFTER FINANCING COST**	**(346,671)**	**(4)**	**851,632**	**7**
8	OTHER FINANCIAL OPERATIONS	230,706	3	8,440	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(577,377)**	**(7)**	**843,192**	**7**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(126,838)	(1)	320,671	3
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(450,539)**	**(5)**	**522,521**	**5**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(206,641)	(2)	(289,735)	(3)
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**(657,180)**	**(8)**	**232,786**	**2**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(657,180)**	**(8)**	**232,786**	**2**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(657,180)**	**(8)**	**232,786**	**2**
19	NET INCOME OF MINORITY INTEREST	9,562		22,880	0
20	**NET INCOME OF MAJORITY INTEREST**	**(666,742)**	**(8)**	**209,906**	**2**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **3** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**8,618,899**	**100**	**11,431,450**	**100**
21	DOMESTIC	7,357,621	85	9,518,596	83
22	FOREIGN	1,261,278	15	1,912,854	17
23	TRANSLATED INTO DOLLARS (***)	126,832	1	187,009	2
6	**TOTAL FINANCING COST**	**619,493**	**100**	**390,930**	**100**
24	INTEREST PAID	1,137,156	184	1,262,038	323
25	EXCHANGE LOSSES	(12,917)	(2)	(45,459)	(12)
26	INTEREST EARNED	82,542	13	119,542	31
27	EXCHANGE PROFITS	21,195	3	(20,143)	(5)
28	GAIN DUE TO MONETARY POSITION	(401,009)	(65)	(726,250)	(186)
8	**OTHER FINANCIAL OPERATIONS**	**230,706**	**100**	**8,440**	**100**
29	OTHER NET EXPENSES (INCOME) NET	230,706	100	8,440	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(126,838)**	**100**	**320,671**	**100**
32	INCOME TAX	(129,689)	(102)	300,630	94
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	2,851	2	20,041	6
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **3** YEAR **2001**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	8,618,900	13,348,860
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	11,875,108	15,667,653
39	OPERATION INCOME (**)	344,432	1,698,535
40	NET INCOME OF MAYORITY INTEREST(**)	(611,806)	125,742
41	NET CONSOLIDATED INCOME (**)	(618,057)	139,285

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **3** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(657,180)**	**232,786**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	1,155,396	1,544,012
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**498,216**	**1,776,798**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	685,592	(376,155)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**1,183,808**	**1,400,643**
6	CASH FLOW FROM EXTERNAL FINANCING	(1,765,147)	(398,324)
7	CASH FLOW FROM INTERNAL FINANCING	0	387,645
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(1,765,147)**	**(10,679)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(230,532)**	**(746,117)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(811,871)	643,847
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,316,207	359,084
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	504,336	1,002,931

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **3** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**1,155,396**	**1,544,012**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	872,287	948,971
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	130,294	126,869
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	152,815	468,172
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**685,592**	**(376,155)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(31,203)	302,317
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	548,457	(253,353)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(60,710)	(56,393)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(60,182)	(16,151)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	289,230	(352,575)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(1,765,147)**	**(398,324)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	240,811	1,709,786
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	25,146	1,086,113
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	122,264	24,440
27	(-) BANK FINANCING AMORTIZATION	(1,415,847)	(2,569,133)
28	(-) STOCK MARKET AMORTIZATION	(524,451)	(628,115)
29	(-) OTHER FINANCING AMORTIZATION	(213,070)	(21,415)
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**387,645**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	387,645
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(230,532)**	**(746,117)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	82	(424,708)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(155,751)	(337,679)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(74,863)	16,270

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **3** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(7.62)	%	2.04	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(7.22)	%	1.25	%
3	NET INCOME TO TOTAL ASSETS (**)	(2.22)	%	0.44	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(61.02)	%	311.98	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.43	times	0.50	times
7	NET SALES TO FIXED ASSETS (**)	0.61	times	0.75	times
8	INVENTORIES ROTATION (**)	0.42	times	4.59	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	37	days	36	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.78	%	9.99	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	62.74	%	61.63	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.68	times	1.61	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	65.70	%	66.04	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	45.93	%	55.60	%
15	OPERATING INCOME TO INTEREST PAID	0.24	times	0.98	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.68	times	0.81	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.78	times	1.35	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.42	times	0.76	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.26	times	0.33	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	8.74	%	21.39	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	5.78	%	15.54	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	7.95	%	(3.29)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.04	times	1.11	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	3,729.97	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	(3,629.97)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	67.56	%	45.26	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **3** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (2.89)		$ 0.52	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (2.89)		$ 0.52	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 34.78		$ 41.10	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.11	times	0.70	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(1.31)	times	55.45	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

s61: ESTE RENGLON SE INTEGRA COMO SIGUE:

CREDITOS BURSATILES	$ 3,787,762
OBLIGACIONES	893,123
TOTAL	$ 4,680,885

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN CAPITAL CONTABLE DE SUBS.	$ (3,218,618)
IMPUESTO DIFERIDO EN CAPITAL	76,280
EXCESO/INSUFICIENCIA EN ACT. DE CAP. CONT.	843,297
TOTAL	$ (2,299,041)

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

3RD QUARTER 2001 EARNINGS RELEASE

The information hereby is presented in constant pesos (Ps) as of September 30, 2001, and in metric tons. For convenience, some figures are translated into dollars (US$) at the average exchange rate of each month.

HIGHLIGHTS

* Total shipments in 3Q01 were 615,600 tons, increasing 7% from the previous quarter, but still 7% behind those of 3Q00.

* Sales to the domestic market grew 7% quarter-on-quarter given higher volumes of flat products, both value-added and commodity.

* Revenue per ton in dollars decreased US$ 24/ton, from US$ 537/ton in 2Q01 to US$ 513/ton in 3Q01. The reduction was due to lower market prices as Hylsamex maintained the share of value-added products in its sales mix.

* Cost of goods sold per ton was US$ 21 lower than in the previous quarter. The decrease in energy prices and the increase in production of DRI account for a US$ 17/ton improvement in variable cost. Fixed cost per ton also improved due to a better spread over a larger volume.

* EBITDA for the quarter amounted to US$ 55 million, 50% higher than in 2Q01 mainly due to a US$ 20 million extraordinary cost item resulting from the unwinding of a natural gas hedge.

* Debt, net of cash, decreased US$ 48 million from the June 2001 level. As of September 30, 2001, Hylsamex and Subsidiaries complied with all financial covenants except for an interest ratio in a loan of US$ 3.0 million and leverage and interest coverage ratios in another loan of US$ 2.3 million. Waivers are being requested.

OVERVIEW

Hylsamex generated US$ 55 million of EBITDA during 3Q01. In addition to the operating cash flow generation during the quarter, the Company collected US$ 20 million in August following the unwinding of a natural gas hedge arranged for the period April 2002-December 2003. The proceeds were applied as an extraordinary cost reduction. Therefore, the Company's financials reflect EBITDA of US$ 55 million for the third quarter of 2001.

The continued erosion of steel prices impacted Hylsamex's revenue line notwithstanding positive changes in the cost structure and a higher sales volume. The deceleration in the United States economy has had a significantly negative effect on the Mexican economy and in steel consumption, primarily on long steel products.
The much-expected upturn in international steel prices has yet to materialize due to the prevailing uncertainty around the world. Compared to 3Q00, revenue, in pesos, is down 19%, while sales volume decreased 7%. In relation to the second quarter, the Company managed to improve revenue by only 2%, while shipments were up by 7%. In previous quarters, the initiatives undertaken by

management to boost the share of value-added products in the sales mix had proved effective. Given current economic conditions, however, value-added sales in 3Q01 were not enough to offset the real price decreases; while shipments were up 7%, revenue per ton experienced a 4% drop.

Most of Hylsamex's operating units increased production and sales volumes during 3Q01. Thus, shipments improved versus the previous quarter, but are still below the level achieved in 3Q00. We must recall that operations at the ingot-casting mill of the Flat Products Division were halted in December 2000 as a means to control production costs given the decrease in demand. The facility had been operating at 40% installed capacity during 3Q00, contributing approximately 90,000 tons per quarter.

Management continues to review the operations seeking ways to improve the cost structure. In July, the decision was made to restart the DRI facilities in an effort to improve working capital and to obtain a better spread of the associated fixed costs. This move has proved effective in lowering inventory carrying costs and has allowed the Company to benefit from the drop in natural gas prices. Consequently, the average per ton cost of sales improved 4% in 3Q01 with respect to the previous one. With gas prices at current levels (Monterrey natural gas at US$ 2.83/MMBtu), and according to current production requirements, Hylsamex's management has decided to continue running two DRI facilities in Monterrey –required to feed the continuous-casting mill (Mill #2)–, and the DRI plant in Puebla.

Hylsamex's cash balance as of September 30, 2001 was US$ 53 million –US$ 18 million at the Hylsa level. There are US$ 19.5 million remaining of the facility provided by Alfa to enhance liquidity at Hylsa as of quarter-end. The EBITDA covenant set for the first half of 2001 at Hylsa was not met and thus, US$ 14.5 million was drawn in July from Alfa's backstop facility to cure the shortfall. Additionally, US$ 6 million was drawn during September. The EBITDA covenant at Hylsa for the period January-September 2001 was met.

Hylsamex has made, on time and in full, all of its interest and principal payments.

STEEL MARKET

Total shipments increased 7% on a quarterly basis, from 574,500 tons in 2Q01 to 615,600 tons in 3Q01. The comparison against 3Q00 yields a 7% decrease in volume reflecting the slowdown in Mexico's economy, and as a result, the Company's lower level of production. Additional sales of flat products from Mill #2 of the Flat Products Division to the domestic market allowed for the increase versus the previous quarter. This facility achieved record production levels during July and August.

According to preliminary data from CANACERO for 3Q01, domestic production of flat steel –relevant to Hylsamex– experienced some growth since the beginning of the year, but still lags the levels that prevailed a year ago. As a percentage of total consumption, the increase in production led Hylsamex to raise its flat steel shipments by 15% as compared to 1Q01. The behavior of long products has been very different, since both consumption and production have been declining since January of this year on account of the weak economic

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

activity, particularly in the construction sector. Information about flat steel imported into Mexico shows a decrease in market share relative to early 2001. Moreover, there appears to be a clear downward trend, which should be enhanced by the recent increase in import tariffs.

Following a petition led by CANACERO earlier this year, on September 5, Mexico's Ministry of Economy announced an increase in tariffs placed on steel imports from those countries with which Mexico does not have a free trade agreement. The import tariffs, which stood around 13% –coated products at 18%– were increased to 25%. The new tariffs will be in effect for one year following the announcement, and should help improve the price and demand environment for domestic producers in the short term. Given Hylsamex's backlog in production, management estimates that any impact on volumes and prices would be noticeable during the fourth quarter of this year.

DOMESTIC MARKET

Hylsamex recorded 7% domestic volume growth versus the previous quarter, which can be attributed to the following:
* Higher sales of commodity-type flat steel to distributors, light structural producers and to a lesser extent, auto makers.
* Increased shipments of value-added flat products to distributors.
A slight increase in shipments of wirerod to the construction and auto parts industries.

The year-over-year quarterly domestic volume comparison yields an 8% decrease that is mainly originated at Hylsamex's Flat Products Division, which during 3Q00 was operating its ingot-casting mill at 40% installed capacity. Currently, that facility is not operating.

For the first nine months of 2001, Hylsamex recorded a 16% decline in domestic sales volume as compared to the same period last year, with both product categories, flat and non-flat, showing sizeable decreases. As in the case of the quarterly comparison, the different production levels, the decrease in domestic consumption and the increase in imports, particularly during the first semester of 2001, explain the negative variation.

EXPORT MARKET

Export shipments during 3Q01 were 7% above the levels registered during the previous quarter and 3% below 3Q00 export sales. As in the domestic volume comparison, the flat products category accounted for all of the increase versus 2Q01. Additional shipments of flat products consisted mainly of unpickled hot rolled steel and to a lesser extent, value-added products such as cold rolled, ultra-thin hot band and coated steel. Overall, the export mix in 3Q01 consisted of 87% value-added products as compared to 89% in 2Q01. Higher sales of commodity flat products explain the change in the sales mix. The decrease versus the same quarter last year relates to the further deterioration in international steel prices.

For the nine months ended September 2001, Hylsamex sold 249,900 tons in the international markets, 33% less than the volume sold in the comparable period

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

of last year. Both, declining steel prices and macroeconomic conditions in markets abroad explain the negative variation.

REVENUE

Hylsamex recorded Ps 2,934 million (US$ 316 million) of sales revenue during 3Q01, up 2% from the Ps 2,881 million (US$ 308 million) obtained in 2Q01 and 19% below the Ps 3,638 million (US$ 361 million) in 3Q00. The increase versus the previous quarter is comprised of a 7% increase in shipments that was offset by a 5% decrease in revenue per ton (Ps 5,018 in 2Q01 vs Ps 4,765 in 3Q01). On the other hand, the reduction versus 3Q00 can be attributed to a 13% decrease in revenue per ton (Ps 5,483 in 3Q00 vs Ps 4,765 in 3Q01) complemented by a 7% decline in volume sold.

Consistent with the trend in international steel prices, Hylsamex posted a 4% decrease in dollar revenue per ton, from US$ 537/ton in 2Q01 to US$ 513/ton in 3Q01. The bulk of this decrease is related to lower steel prices across the board despite a slight improvement in the Company's sales mix; value added products moved from 62% in 2Q01 to 63% of total mix in 3Q01. Hylsamex's strategy of offsetting lower steel prices with improvements in the mix was not sufficient to offset the decreases in market prices. Even though the share of value-added products in the sales mix remained unchanged versus 3Q00, revenue per ton dropped 6% or US$ 31/ton. The following graphs show the impact of volume, prices and mix in 3Q01 sales revenue against the comparable quarters.

Year-to-date sales revenue of Ps 8,619 million (US$ 907 million) was 25% below the Ps 11,431 million (US$ 1,113 million) recorded by September 2000. The decrease was due to a 7% reduction in peso prices (Ps 5,382 in 9M00 to Ps 4,988 in 9M01) plus a 19% drop in shipments. Conversely, the 18% decline in total revenue in dollar terms is entirely attributed to the decrease in volume sold, given that the per ton figures showed a stable behavior notwithstanding the differences between the particular quarters (US$ 524/ton in 9M00 vs US$ 525/ton in 9M01).

COST OF GOODS SOLD

Cost of goods sold in 3Q01 amounted to Ps 2,438 million (US$ 262 million), recording a 5% decrease versus the Ps 2,571 million (US$ 275 million) in 2Q01. Included in the 3Q01 figure is the US$ 20 million collected in August due to the unwinding of a natural gas hedge that covered the period April 2002-December 2003. Without this extraordinary cost-reduction item, total COGS in pesos would have been only 2% higher than in 2Q01, showing a more encouraging trend when considering the 7% rise in shipments. More relevant is the 21% COGS reduction versus 3Q00 that without the extraordinary cost figure is still 15% lower, while the reduction in sales volume was only 7%.

COGS in dollars represent a more relevant comparison. On a per ton basis, this figure in 3Q01 was 11% or US$ 53 below 2Q01 and 8% or US$ 39 below 3Q00.

The following is a breakdown of the US$ 53 decrease in COGS from the previous quarter:
* US$ 17/ton in variable cost as a result of price decreases of several key

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

variable inputs.
* US$ 4/ton in fixed cost due to a better spread given a larger sales volume.
* US$ 32/ton of extraordinary cost reduction from the cash-out of the gas hedge.

The US$ 39/ton decrease in costs against 3Q00 is the result of a US$ 6/ton decrease in variable cost plus a US$ 32/ton reduction due to the gas hedge. Although on a per ton basis the fixed cost showed no improvement, on an absolute basis there was a US$ 7 million reduction due to savings in maintenance costs from the ingot-casting mill of the Flat Products Division.

The behavior in cost of the main variable inputs follows:

NATURAL GAS: Natural gas prices have returned to acceptable levels as a result of the better supply/demand balance in the United States, which has translated into higher inventories in that market. The Monterrey natural gas price has decreased 39% since 2Q01, reaching the level of early 2000. The US$ 3.07/MMBtu price that Hylsamex paid during the quarter is composed of:
* The fixed price contract with PEMEX for the requirements of the "4M" DRI plant and peripheral equipment. This contract is at a fixed price US$ 4.0/MMBtu, although with a hedge mechanism placed during 3Q01, the price was changed to spot + US¢ 41, representing US$ 3.2 million in cost savings.
* Spot price for the consumption of the DRI facilities not included in the Pemex contract.

ELECTRICITY: Following the price trends of the fossil fuels utilized in the production of electricity, 3Q01 price of US¢ 3.37/kWh was 5% below the previous quarter.

DIRECT REDUCED IRON (equivalent iron units): The cost of DRI during 3Q01 decreased 13% from the previous quarter, and also 10% from a year ago. The price level in the quarter represents the lowest since early 2000. Total DRI content in the metallic charge grew from 30.6% in 2Q01 to 58.4% in 3Q01. The increase is due to the greater DRI availability and to less usage of alternate metallic inputs.

SCRAP: The cost of imported scrap follows the trend of international steel prices. According to the September 27, 2001 American Metal Market, the Heavy Melting #1 scrap, used as a reference, is at its lowest in the past decade. The share of this input –imported, domestic and internally generated– in the metallic charge in 3Q01 decreased to 39.8%, compared to 51.8% in the previous quarter.

OPERATING EXPENSES

Operating expenses in 3Q01 amounted to Ps 272 million (US$ 29 million) up 6% from the Ps 256 million (US$ 27 million) recorded during the previous quarter. The increase was mostly due to the 5% annual salary raise granted to white-collar personnel between July and August. The decrease versus the Ps 283 million (US$ 28 million) as of 3Q00 is mainly explained by less freight expenses related to the decrease in volume sold.

For the nine months ended September 2001, operating expenses amounted to Ps

765 million (US$ 81 million), 10% lower than the Ps 846 million (US$ 82 million) recorded during the comparable period last year. The difference is due to lower freight expenses given the decrease in shipments.

OPERATING INCOME

Hylsamex recorded operating income of Ps 224 million (US$ 24 million) in 3Q01, higher than the Ps 54 million (US$ 6 million) posted during the previous quarter but below the operating profit of Ps 246 million (US$ 24 million) obtained in 3Q00. Operating margin in the quarter was 7.6% as compared to the 1.9% registered in 2Q01 and the 6.8% obtained in 3Q00.

Operating income for the period January-September 2001 totaled Ps 273 million (US$ 30 million), compared to the Ps 1,243 million (US$ 121 million) recorded in 2000. Operating margin in 9M01 was 3.2%, lower than the 10.9% achieved in the same period of last year.

OPERATING CASH FLOW

EBITDA in 3Q01 amounted to US$ 55 million (Ps 508 million), 50% higher than the US$ 37 million (Ps 340 million) recorded in the previous quarter and 2% below the US$ 56 million (Ps 562 million) obtained in 3Q00. EBITDA per ton in 3Q01 was US$ 89, and without the extraordinary income from the cash-out of the gas hedge, this figure amounted to US$ 57, 11% below the US$ 64/ton obtained in 2Q01, and also 32% below the US$ 84/ton recorded in 3Q00.

The main variable that affected cash flow from operations in 3Q01 was the Company's weighted average price, deteriorating despite a slight improvement in the sales mix. Due to the restart of the DRI facilities during the quarter, Hylsamex's consumption of natural gas increased, while at the same time, the substitution of in-house DRI for alternate metallics translated into an overall decrease in variable cost. The increase in fixed costs and operating expenses is mainly due to the annual salary increases for blue-collar and white-collar personnel during the quarter.

Year-to-date EBITDA amounts to US$ 121 million (Ps 1,145 million), 43% below the US$ 213 million (Ps 2,192 million) generated during the comparable period last year.

COMPREHENSIVE FINANCIAL RESULT (CFR)

The comprehensive financial result for 3Q01 was a net cost of Ps 690 million (US$ 74 million), contrasting with the net financial gains registered in 2Q01 and 3Q00. Inflation during the quarter generated monetary gains that could not offset foreign exchange losses triggered by the 5.1% peso devaluation during the quarter.

NET EARNINGS

Hylsamex recorded a majority net loss of Ps 415 million (US$ 44 million)

during 3Q01, compared to the loss of Ps 6 million (US$ 1 million) posted during the previous quarter and contrary to the majority net gain of Ps 418 million (US$ 40 million) registered during 3Q00. The following table accounts for the difference in 3Q01 versus the comparable quarters:

Majority net loss for the nine months ended September 30, 2001 amounted to Ps 667 million (US$ 70 million), contrary to the net income of Ps 210 million (US$ 19 million) recorded in the comparable period of 2000. The difference was due to less operating income and higher foreign exchange losses between the periods.

CAPITAL EXPENDITURES

The Company had capital expenditures of only US$ 6 million (Ps 53 million) during 3Q01. Capex for the nine months ended September 2001 amounted to just US$ 17 million (Ps 164 million) as compared to the US$ 34 million (Ps 352 million) spent in the same period of last year. The bulk of the investment in 2001 corresponds to deferred charges at the mines.

DEBT & FINANCIAL STRUCTURE

DEBT OUTSTANDING
Debt, net of cash, amounted to US$ 1,317 million in September 2001, compared to the US$ 1,365 million registered as of June 30, 2001. The US$ 48 million reduction is explained by:
* Cash generation from operations, together with the US$ 20 million of extraordinary items and initial cash reserves, permitted the Company to fully cover net financial expenses, debt amortization and capital expenditures.
* A significant reduction in working capital, particularly in inventories, allowed for a debt repayment.

Hylsamex made long-term debt payments of US$ 28 million during the quarter, out of which US$ 23 million corresponded to Hylsa. As of September 30, 2001, Hylsamex was in full compliance with interest payments and principal maturities of short-term and long-term debt. Out of the 4Q01 maturing short-term debt, US$ 38 million correspond to Galvak, and the remainder to Hylsamex (holding).

CASH RESERVES
Hylsamex's cash reserves as of September 30, 2001 reached US$ 53 million, US$ 16 million above the US$ 37 million held as of June 30, 2001. Hylsa ended the quarter with US$ 18 million in cash reserves, and drew US$ 6 million from Alfa's backstop facility during September. Hylsa's EBITDA test requirement for the first nine months of the year was met.

LEVERAGE AND FINANCIAL COVERAGE
Borrowed funds to LTM EBITDA reached 8.24 times during 3Q01, higher than the 7.73 times registered in 2Q01 and also above the 4.89 times attained in 3Q00. The continuing deterioration in EBITDA entirely explains the leverage increase.

LTM EBITDA to interest from borrowed money was 1.16 times in 3Q01, similar to

the 1.16 times achieved in the previous quarter but below the 2.04 times obtained in the same quarter of 2000. Although there has been a reduction in interest expenses due to the decrease in Libor rates, the sizeable reduction in EBITDA has reduced interest coverage.

As of September 30, 2001, Hylsamex and Subsidiaries complied with all financial covenants except for an interest ratio in a loan of US$ 3.0 million and leverage and interest coverage ratios in another loan of US$ 2.3 million. Waivers are being requested.

EQUITY INCOME FROM ASSOCIATED COMPANIES (SIDOR)

Hylsamex's minority stake in Amazonia resulted in a loss of Ps 92 million (US$ 10 million) in 3Q01, compared to the loss of Ps 75 million (US$ 8 million) recorded in 2Q01, and to the Ps 11 million (US$ 1 million) loss registered in the same quarter of 2000.

Sidor's revenue in 3Q01 amounted to US$ 220 million, an increase of 24% from the US$ 178 million registered during the previous quarter but 8% below the US$ 240 million recorded a year ago. Weighted average price in 3Q01 decreased 9% from 2Q01 as a result of a change in the sales mix –additional shipments to international markets, including higher sales of semi-finished products–, as the price for the domestic market remained constant. With respect to 3Q00, the price experienced a 22% drop, reflecting the trend of international steel prices. Year-to-date sales revenue amounted to US$ 612 million, 10% below the US$ 684 million recorded in the same period of 2000.

Sales volume grew 37%, from 585,000 tons in 2Q01 to 799,600 in 3Q01. The change versus the previous quarter is related to the labor dispute during May that disrupted production for 21 days. Given the limited availability of steel products in the previous quarter, Sidor decided to supply the Venezuelan market, which at that time was demanding additional product, instead of servicing its international markets. In contrast, during 3Q01 the domestic market experienced a slowdown in connection to a decrease in demand from the oil industry, but Sidor achieved a sales record in its export market.

EBITDA in 3Q01 was US$ 22 million, 79% higher than the US$ 13 million recorded in the previous quarter. The increase in sales volume accounts for the positive variation. Total cash generation for the nine months ended September 2001 amounted to US$ 72 million, compared to the EBITDA of US$ 97 million recorded in the same period last year.

Regarding Sidor's financial situation, the company did not comply with certain financial covenants. Refer to the Recent Developments Section for further explanation.

RECENT DEVELOPMENTS

Since Consorcio Siderúrgia Amazonia Ltd. ("Amazonia") –through which Hylsamex maintains its stake at Siderúrgica del Orinoco, C.A. ("Sidor")– assumed operational control in 1998, the Consortium has engaged in significant activities to turn around Sidor's operations. Regardless of these initiatives,

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

the negative conditions in the international steel market, a deepening recession in Venezuela and its neighboring countries, worsening conditions in the credit markets, the appreciation of the Venezuelan currency against the dollar and other adverse factors have caused both Sidor and Amazonia to incur substantial losses in 1999, and defaulted under certain loan agreements. In year 2000, Amazonia and Sidor agreed with their lenders to reschedule and restructure these loan agreements in order to permit Sidor to continue with its capital investments program.

Today, Sidor and Amazonia informed their creditors that, due to further deterioration of the adverse economic and financial conditions described above, Sidor was unable to maintain for the last two consecutive fiscal quarters the interest coverage ratio required in certain loan agreements entered into by it and Amazonia. More recently, Sidor was also unable to deposit required funds into reserve accounts established by certain loan agreements.

Amazonia and Sidor are initiating discussions with their financial creditors and Venezuelan government-controlled entities regarding a further rescheduling or restructuring of their respective loan obligations. No assurance can be given as to the outcome of these discussions.

Continued deterioration in Sidor's financial position or an inability to reach an agreement with Sidor's and Amazonia's lenders may lead to an acceleration of maturity under their respective loan agreements and Hylsamex may be required to record losses in the value of its investments in Amazonia.

Hylsamex's equity investment in Amazonia, the principal shareholder of Sidor, is conducted though HylsaLatin LLC –a fully owned subsidiary– and Hylsamex (holding company). The book value of Hylsamex's stake in Amazonia, including convertible debentures, has been reduced to Ps 1,146 million (US$ 120.1 million) at September 30, 2001 from Ps 1,626 million (US$ 162.5 million) as of September 30, 2000.

At September 30, 2001, Hylsamex S.A. de C.V., the holding company, had additional exposure with respect to Sidor of US$ 23.8 million in guarantees for payment of Sidor's indebtedness to Fondo de Inversiones de Venezuela and of US$ 43.7 million for its share of a performance bond for certain contractual obligations under the Sidor purchase agreement. Hylsa Latin had additional exposure of US$ 214.9 million in guarantees for payment of Sidor's indebtedness to Fondo de Inversiones de Venezuela. Hylsa S.A. de C.V., the steelmaking subsidiary, has no equity stake in Amazonia and no contingent liabilities related to Sidor or Amazonia.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **3** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	'WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 HYLSA S.A. DE C.V.	FAB. DE PROD. DE ACERO	2,051,158,856	100.00	1,106,593	9,679,605
2 GALVAK S.A.DE C.V.	FAB. DE LAMINA GALVANIZADA	51,836,578	100.00	260,327	990,636
3 PROM. AZTECA MEXICANA S.A. DE C.V.	CEL. OP. ACTIVAS Y PASIVAS CON ACCIONES	27,094,568	100.00	27,095	233,853
4 HYLSA LATIN LLC		12,831,079	0.00	108,373	1,103,448
5 GALVANET S.A DE C.V.	COME. PROD LAMINA GALV	4,900	100.00	49	(2,830)
6 ELIMINACIONES		1	0.00	0	(3,174,873)
7 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				**1,502,437**	**8,829,839**
ASSOCIATEDS					
1 CONSORCIO SIDERURGIA AMAZONIA	FAB. DE PROD. DE ACERO	1	37.10	2,417,906	1,147,047
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**2,417,906**	**1,147,047**
OTHER PERMANENT INVESTMENTS					**87,030**
TOTAL					**10,063,916**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	0	0	0	0	0	0
MACHINERY	8,989,145	1,754,876	7,234,269	26,810,677	15,906,634	18,138,312
TRANSPORT EQUIPMENT	0	0	0	0	0	0
OFFICE EQUIPMENT	0	0	0	0	0	0
COMPUTER EQUIPMENT	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**8,989,145**	**1,754,876**	**7,234,269**	**26,810,677**	**15,906,634**	**18,138,312**
NOT DEPRECIATION ASSETS						
GROUNDS	138,672	0	138,672	911,913	0	1,050,585
CONSTRUCTIONS IN PROCESS	120,498	0	120,498	13,276	0	133,774
OTHER	185,094	0	185,094	0	0	185,094
NOT DEPRECIABLE TOTAL	**444,264**	**0**	**444,264**	**925,189**	**0**	**1,369,453**
TOTAL	**9,433,409**	**1,754,876**	**7,678,533**	**27,735,866**	**15,906,634**	**19,507,765**

NOTES

HYLSAMEX, S.A. DE C.V.

QUARTER: 3 YEAR: 2001

ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANAMEX	17/10/2001	7.88	0	0	79,300	0	0	0	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA	31/01/2002	9.20	0	0	0	47,771	0	0	0	0	0	0	0	0	0	0
BANCO INTERNACIONAL	31/01/2002	6.86	0	0	95,542	47,771	0	0	0	0	0	0	0	0	0	0
BANK OF MONTREAL	31/01/2002	7.99	0	0	0	0	0	0	0	0	0	47,771	0	0	0	0
BANK ONE	10/09/2001	6.59	0	0	0	0	0	0	0	0	95,542	0	0	0	0	0
BAYERISCHE VEREINSBANK	31/01/2002	7.38	0	0	0	0	0	0	0	0	0	257,963	0	0	0	0
COMMERCE BANK	31/01/2002	7.25	0	0	0	0	0	0	0	0	19,109	66,879	0	0	0	0
STANDARD CHARTERED	31/01/2002	7.60	0	0	0	0	0	0	0	0	171,976	124,205	0	0	0	0
WITH WARRANTY																
ABN AMRO	26/03/2004	6.46	0	0	0	0	0	0	0	0	0	16,424	33,440	16,720	0	0
BANAMEX	15/02/2005	8.07	0	0	2,496	33,292	68,865	74,927	24,933	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA/BANCOME	15/02/2005	9.23	0	0	0	4,965	13,393	13,393	6,697	0	5,347	7,286	9,474	4,641	0	0
BANCO SANTANDER/SERFIN	15/02/2002	9.12	0	0	5,245	15,560	32,818	27,573	11,164	0	0	0	0	0	0	0
BANCOMER	17/12/2004	7.38	0	0	4,458	36,626	66,699	70,597	18,474	0	0	0	0	0	0	0
BANCOMEXT	14/08/2002	6.11	0	0	0	90,765	0	0	0	0	0	0	0	0	0	0
BANK OF AMERICA	26/03/2004	6.43	0	0	0	0	0	0	0	0	52,093	69,102	138,821	69,410	0	0
BANK OF MONTREAL	25/06/2003	4.34	0	0	0	0	0	0	0	0	2,097	6,290	8,599	0	0	0
BANORTE	15/02/2005	9.81	17,682	18,003	5,291	13,889	17,198	17,198	4,457	0	0	0	0	0	0	0
BARKLAYS	17/12/2004	7.52	0	0	0	0	0	0	0	0	1,084	10,824	20,191	22,822	5,972	0
BHF	25/06/2003	4.34	0	0	0	0	0	0	0	0	1,048	3,145	4,299	0	0	0
BLADEX	25/06/2003	4.34	0	0	0	0	0	0	0	0	1,747	5,242	7,166	0	0	0
BNP	25/06/2003	4.34	0	0	0	0	0	0	0	0	2,097	6,290	8,599	0	0	0
COMERICA BANK	17/12/2004	6.12	0	0	0	0	0	0	0	0	6,055	32,643	54,555	26,073	4,479	0
COMMERCE BANK	26/03/2004	6.46	0	0	0	0	0	0	0	0	0	5,866	11,943	5,971	0	0
CREDIT AGRICOLE INDOSUEZ	26/03/2004	5.58	0	0	0	0	0	0	0	0	2,097	12,156	20,542	5,971	0	0
CREDIT LYONNAIS	26/03/2004	5.78	0	0	0	0	0	0	0	0	2,097	15,089	26,513	8,957	0	0
DEUTSCHE BANK	17/12/2004	7.52	0	0	0	0	0	0	0	0	542	5,412	10,096	11,411	2,986	0
DEUTSCHE GEROZENTRALE	25/06/2003	4.34	0	0	0	0	0	0	0	0	1,048	3,145	4,299	0	0	0

S[redacted] EXC[redacted]E C[redacted] HY[redacted]X [redacted]EXIC[redacted]TOC[redacted]HAN[redacted]

HYLSAMEX, S.A. DE C.V.

QUARTER: 3 YEAR: 2001

ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	National Entities: Current Year	National Entities: Until 1 Year	National Entities: Until 2 Years	National Entities: Until 3 Years	National Entities: Until 4 Years	National Entities: Until 5 Years	Foreign Entities: Current Year	Foreign Entities: Until 1 Year	Foreign Entities: Until 2 Years	Foreign Entities: Until 3 Years	Foreign Entities: Until 4 Years	Foreign Entities: Until 5 Years
					Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
BANKS																
DG BANK	25/06/2003	4.34	0	0	0	0	0	0	0	0	2,097	6,290	8,599	0	0	0
EXPORT DEVELOPMENT CORP.	15/03/2003	4.25	0	0	0	0	0	0	0	0	0	15,528	6,128	0	0	0
FIDEICOMISO DE FOMENTO MINER	15/11/2007	7.08	0	0	2,529	7,587	10,117	10,116	10,116	21,918	0	0	0	0	0	0
GENERAL ELECTRIC CAPITAL COR	17/12/2004	6.17	0	0	0	0	0	0	0	0	2,368	17,795	31,561	14,662	1,493	0
HSBC BANK	17/12/2004	7.52	0	0	0	0	0	0	0	0	813	8,118	15,144	17,116	4,479	0
HYPO-VEREINSBANK	31/07/2005	6.82	0	0	0	0	0	0	0	0	26,783	60,231	72,136	27,852	14,468	1,694
KREDITANSTALT FUR WIEDERAFBA	31/07/2008	7.66	0	0	0	0	0	0	0	0	5,483	93,514	98,997	98,997	53,492	22,158
MORGAN GUARANTY TRUST	17/12/2004	7.52	0	0	0	0	0	0	0	0	2,496	24,935	46,516	52,577	13,758	0
RHEINLAND-PFALZ	25/06/2003	4.34	0	0	0	0	0	0	0	0	2,097	6,290	8,599	0	0	0
SCHLESWING-HOLSTEIN	25/06/2003	4.34	0	0	0	0	0	0	0	0	1,048	3,145	4,299	0	0	0
STANDARD CHARTERED	15/12/2002	4.13	0	0	0	0	0	0	0	0	4,985	4,985	4,985	0	0	0
SUMITOMO	17/12/2004	7.52	0	0	0	0	0	0	0	0	1,193	11,918	22,233	25,129	6,576	0
THE FUJI BANK AND TRUST CO.	17/12/2004	5.43	0	0	0	0	0	0	0	0	3,760	13,126	19,260	5,571	1,458	0
WEST LB	17/12/2004	6.54	0	0	0	0	0	0	0	0	4,732	39,271	70,835	42,789	6,822	0
OTHER FINANCIAL ENTITIES																
BANAMEX	17/12/2004	10.78	195,714	267,463	0	155,201	103,347	75,013	75,036	0	0	0	0	0	0	0
BANCA SERFIN	12/10/2003	12.16	132,143	145,504	0	0	0	0	0	0	0	0	0	0	0	0
BANCO BILBAO VISCAYA/BANCOME	17/12/2004	10.74	155,714	167,463	0	26,798	129,518	100,723	100,753	0	0	0	0	0	0	0
BANCO INTERNACIONAL	12/10/2003	12.11	160,714	216,933	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMEXT	02/03/2005	5.34	0	0	0	0	0	0	286,626	0	0	0	0	0	0	0
BANK OF AMERICA	31/01/2002	7.95	0	0	0	0	0	0	0	0	0	88,854	0	0	0	0
BANORTE	12/10/2003	10.89	42,857	107,143	40,605	0	0	0	0	0	0	0	0	0	0	0
BARCLAYS BANK PLC	17/12/2004	9.43	0	0	0	0	0	0	0	0	0	8,355	29,046	28,487	28,496	0
CITIBANK	31/01/2002	9.03	0	0	0	181,530	0	0	0	0	0	0	0	0	0	0
COMERICA BANK	24/11/2005	7.39	0	0	5,299	15,899	21,199	21,198	21,198	5,300	0	6,266	21,786	21,366	21,372	0
DEUTSCHE BANK	17/12/2004	9.43	0	0	0	0	0	0	0	0	0	4,178	14,524	14,244	14,248	0
GENERAL ELECTRIC CAPITAL COR	17/12/2004	9.43	0	0	0	0	0	0	0	0	0	2,089	7,262	7,122	7,124	0
HSBC BANK	17/12/2004	9.43	0	0	0	0	0	0	0	0	0	6,266	21,788	21,368	21,372	0

ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
INBURSA	30/05/2002	9.45	70,000	2,472	0	138,536	0	0	0	0	0	0	0	0	0	0
MORGAN GUARANTY TRUST	17/12/2004	9.45	0	0	0	0	0	0	0	0	0	19,905	76,346	75,013	75,035	0
THE FUJI BANK AND TRUST CO.	17/12/2004	9.26	0	0	0	0	0	0	0	0	0	4,178	7,234	6,954	6,956	0
THE SUMITOMO BANK LTD.	21/01/2003	7.58	0	0	0	0	0	0	0	0	0	4,178	280	0	0	0
TOTAL BANKS			774,824	924,981	240,765	816,190	463,154	410,738	559,453	27,218	421,834	1,145,147	946,095	631,223	290,586	23,852
PRIVATE PLACEMENTS																
UNSECURED DEBT																
BANCA SERFIN	26/05/2004	5.11	0	0	0	0	0	885,778	0	0	0	0	0	0	0	0
JP MORGAN	15/09/2007	9.82	0	0	0	0	0	0	0	0	0	0	0	0	0	2,842,458
USCP	25/03/2003	9.54	0	0	0	0	0	0	0	0	0	183,740	293,970	0	0	0
PMP	09/03/2005	8.75	0	0	0	0	0	0	658,678	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			0	0	0	0	0	885,778	658,678	0	0	183,740	293,970	0	0	2,842,458
PROVEEDORES																
OTROS PROVEEDORES	30/09/2002		436,979	0	620,170	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			436,979	0	620,170	0	0	0	0	0	0	0	0	0	0	0
CTAS POR PAGAR	30/09/2002		1,034,850	0	0	0	1,242	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			1,034,850	0	0	0	1,242	0	0	0	0	0	0	0	0	0
			2,246,653	924,981	860,935	816,190	464,396	1,296,516	1,218,131	27,218	421,834	1,328,887	1,240,065	631,223	290,586	2,866,310

NOTES

LOS MONTOS DE LOS CREDITOS EXTRANJEROS SON DOLARES Y EL TIPO DE CAMBIO UTILIZADO FUE DE 9.5542 PESOS POR DOLAR.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **3** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	121,517	1,160,998	0	0	1,160,998
OTHER	5,315	50,781	0	0	50,781
TOTAL	**126,832**	**1,211,779**			**1,211,779**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	163,954	1,566,449	0	0	1,566,449
INVESTMENTS	512	4,892	0	0	4,892
OTHER	76,444	730,361	0	0	730,361
TOTAL	**240,910**	**2,301,702**			**2,301,702**
NET BALANCE	**(114,078)**	**(1,089,923)**			**(1,089,923)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**139,462**	**1,332,448**	0	0	**1,332,448**
LIABILITIES POSITION	**1,199,712**	**11,468,291**			**11,468,291**
SHORT TERM LIABILITIES POSITION	358,779	3,427,846	0	0	3,427,846
LONG TERM LIABILITIES POSITION	840,933	8,040,445	0	0	8,040,445
NET BALANCE	**(1,060,250)**	**(10,135,843)**			**(10,135,843)**

NOTES

TODAS LAS CIFRAS DE DOLARES ESTAN CONVERTIDAS A PESOS AL TIPO DE CAMBIO DE 9.5542 PESOS POR DOLAR.

EL ACTIVO TOTAL INCLUYE SOLO ACTIVOS MONETARIOS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **3** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	3,776,510	15,587,130	(11,810,620)	0.01	65,475
FEBRUARY	3,252,464	15,263,122	(12,010,658)	0.00	(7,949)
MARCH	3,042,227	15,230,573	(12,188,346)	0.00	77,223
APRIL	2,772,108	14,834,979	(12,062,871)	0.01	60,849
MAY	2,697,759	14,450,766	(11,753,007)	0.00	26,969
JUNE	2,699,301	14,085,955	(11,387,655)	0.00	26,934
JULY	2,863,272	14,187,167	(11,323,895)	0.00	(29,422)
AUGUST	2,912,458	14,398,239	(11,485,781)	0.01	68,050
SEPTEMBER	2,913,347	14,112,478	(11,199,131)	0.01	109,708
ACTUALIZATION:	0	0	0	0.00	3,172
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**401,009**

NOTES

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **3** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **CONSOLIDATED**
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
ACEREX, S.A. DE C.V.	PROCESAMIENTO Y CORTES DE ACERO	0	0
ACEREX SERVICIOS, S.A. DE C.V	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
C.M.B.J. P.COL., S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUST. MINERALES.	0	0
ACEROS PROSIMA, S.A. DE C.V.	COMPRA-VTA. Y SERV. DE MAQ. P/TODA CLASE DE PROD.	0	0
EXP. ANAHUAC, S.A.DE C.V.	TRANSPORTE FORANEO DE CARGA REGULAR	0	0
FERROPAK, S.A. DE C.V.	MAT'S. METALICOS PARA LA CONST. Y LA INDUSTRIA	0	0
FERROPAK SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
GALVAK, S.A. DE C.V.	FABRICACION DE LAMINA GALVANIZADA	0	0
COMERCIALIZADORA LESA, S.A. D	COMERCIALIZACION DE MINERAL	0	0
HYLSAMEX S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
HYLSA S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
LAS ENCINAS, S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUSTANCIAS MINERALES	0	0
MAT. Y AC. MASA, S.A. DE C.V.	VENTA DE PRODUCTOS DE ACERO	0	0
PEGI, S.A. DE C.V.	GENERACION DE ENERGIA ELECT. Y VAPOR DE PROCESO	0	0
PEÑA SERVICIOS, S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
PROM. AZ. MEX., S.A. DE C.V.	CELEBRAR TODA CLASE DE OPS. PAS. Y ACT. CON ACCS.	0	0
TECNICA IND., S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
TRANS.EXP.AND IMP.CORP.	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0
GALVAMET TRADING INC.	COMERC.PROD.DE ACERO Y LAMINA	0	0
HYLSA LATIN LLC	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACCS.	0	0
GALVANET S.A DE C.V.	COMERCIALIZ MEDIOS ELECTRONICOS	0	0
GALVACER CHILE S.A. DE C.V.	COMERC.PROD.DE ACERO Y LAMINA	0	0

NOTES

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **3** YEAR: **2001**

HYLSAMEX, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	7.69
ELECTRODOS	UCAR CARBON MEXICANA				1.00
REFRACTARIOS	REF. MEX.	REFRACTARIOS	RADEX, PREMIER, AP GREEN	SI	1.92
ALEACIONES	CIA. MINERA AUTLAN				2.47
ZINC	PEÑOLES				1.99
RODILLOS	FUMOSA	RODILLOS	ESWAG	SI	1.32
CAL	REGIO CAL				1.39
ARRABIO					1.51
BRIQUETA					2.81

NOTES

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PLANOS			931	5,296,772			
NO PLANOS			547	1,706,731			
OTROS				354,118			
TOTAL				7,357,621			

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PLANOS			239	1,158,871			
NO PLANOS			12	32,809			
OTROS				69,598			
TOTAL				1,261,278			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000** 42,438

Number of shares Outstanding at the Date of the NFEA: 243,756,094
(Units)

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 30 OF JUNIO OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 30 OF SEPTIEMBRE OF 2001 43,881

Number of shares Outstanding at the Date of the NFEA: 243,756,094
(Units)

STOCK EXCHANGE COI HYLSAMX
HYLSAMEX, S.A. DE C.V.

QUARTER: 1 YEAR: 1997

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **2000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	243,756,094

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE COI HYLSAMX QUARTER: 3 YEAR: 2001
RAZON SOCIAL: **HYLSAMEX, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 243,756,094

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHAI	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF SEPTIEMBRE OF 2001 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 243,756,094

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		4	243,756,094			243,756,094	2,393,924	
TOTAL			**243,756,094**	**0**	**0**	**243,756,094**	**2,393,924**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
243,756,094
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 7.88
GDS's : 6.25

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HYLSAMX** QUARTER: **3** YEAR: **2001**
HYLSAMEX, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF SEPTEMBER OF 2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. GERARDO A. GONZALEZ VILLARREAL
SUB-DIRECTOR DE CONTRALORIA

C.P. SANTOS HERMILO MARTINEZ ESPARZA
GERENTE DE INFORMACION FINANCIERA

SAN NICOLAS DE LOS GARZA, NL, AT JUNE 7 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: HYLSAM: FECHA: 7/06/2002 15:10

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	HYLSAMEX, S.A. DE C.V.
DO MICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 2828
FAX:	01 81 8865 1210 **AUTOMATICO:** X
E-MAIL:	webmaster@hylsamex.com.mx
DIRECCION DE INTERNET	www.hylsamex.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	HYL930427BY1
DOMICILIO	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V.
NOMBRE:	ING. DIONISIO GARZA MEDINA
DOMICILIO:	GOMEZ MORIN 1111
COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1111
FAX:	01 81 8748 2552
E-MAIL:	dgarzam@alfa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL

CLAVE DE COTIZACION: HYLSAM: **FECHA:** 7/06/2002 15:10

TELEFONO: 01 81 8865 1701
FAX: 01 81 8865 2121
E-MAIL: aelizond@hylsamex.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1703
FAX: 01 81 8865 2125
E-MAIL: eortiz@hylsamex.com.mx

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: SUBDIRECTOR DE CONTRALORIA
NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1202
FAX: 01 81 8865 1210
E-MAIL: ggonzale@hylsamex.com.mx

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE INFORMACION FINANCIERA
NOMBRE: C.P. SANTOS HERMILO MARTINEZ ESPARZA
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1236
FAX: 01 81 8865 1210
E-MAIL: shmartinez@hylsamex.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: SUBDIRECTOR JURIDICO
NOMBRE: LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1318
FAX: 01 81 8865 1310
E-MAIL: jatrevino@hylsamex.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V.
NOMBRE: LIC. LEOPOLDO MARROQUIN MORALES
DOMICILIO: GOMEZ MORIN 1111 SUR

CLAVE DE COTIZACION: HYLSAMX **FECHA:** 7/06/2002 15:10

COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1368
FAX:	01 81 8748 2514
E-MAIL:	lmarroqui@alfa.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NA
NOMBRE:	NA NA NA NA
DOMICILIO:	NA
COLONIA:	NA
C. POSTAL:	00
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	NA
FAX:	NA
E-MAIL:	NA

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	C.P. MARGARITA GUTIERREZ SANTOSCOY
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1224
FAX:	01 81 8331 1885
E-MAIL:	mgutierrez@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

s61: ESTE RENGLON SE INTEGRA COMO SIGUE:

CREDITOS BURSATILES	$ 3,787,762
OBLIGACIONES	893,123
TOTAL	$ 4,680,885

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN CAPITAL CONTABLE DE SUBS.	$ (3,218,618)
IMPUESTO DIFERIDO EN CAPITAL	76,280
EXCESO/INSUFICIENCIA EN ACT. DE CAP. CONT.	843,297
TOTAL	$ (2,299,041)

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.